Form 20-F
period 2014-12-31
Sky Solar Holdings, Ltd.
filed 2015-04-29
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-36703

Sky Solar Holdings, Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Suite 1604, 9 Queen’s Road, Central Hong Kong Special Administrative Region People’s Republic of China
(Address of principal executive offices)

Contact Person:  Mr. Andrew Wang
Chief Financial Officer
Phone:  +852 2107 3188
Facsimile:  +852 2107 3199
Address: Suite 1604, 9 Queen’s Road, Central
Hong Kong Special Administrative Region

People’s Republic of China

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	NASDAQ Stock Market LLC (the NASDAQ Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

390,026,670 Ordinary Shares
were issued and outstanding as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registration was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

SKY SOLAR HOLDINGS, LTD.

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2014

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F:

·                                          “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

·                                          “ADSs” are to our American depositary shares, each of which represents eight ordinary shares, par value US$0.0001 per ordinary share;

·                                          “CAD” and “Canadian dollar” are to the legal currency of Canada;

·                                          “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions or Hong Kong and Macau;

·                                          “EPC” are to engineering, procurement and construction services;

·                                          “Euro” or “EUR” are to the legal currency of the 19 countries comprising the Eurozone;

·                                          “FIT” are to feed-in tariff(s);

·                                          “historical project affiliates” are to certain operating entities in which we have had or currently have a minority interest, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l. and China New Era International Limited;

·                                          “HK$” are to the legal currency of the special administrative region of Hong Kong;

·                                          “IPP” are to independent power producer and refer to our business where we own and operate solar parks and derive revenue from selling electricity to the power grid;

·                                          “IPP solar park(s)” are to solar generators which we own for the purpose of generating income from the sale of electricity over the life of the solar park(s);

·                                          “JPY” and “Japanese yen” are to the legal currency of Japan;

·                                          “kWh” are to kilowatt hour(s);

·                                          “MW” are to megawatt(s);

·                                          “MWh” are to megawatt hour(s);

·                                          “O&M” are to operations and maintenance services provided for commercially operating solar parks;

·                                          “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

·                                          “PPA” are to power purchase agreements;

·                                          “PV” are to photovoltaic;

·                                          “RMB” and “Renminbi” are to the legal currency of China;

·                                          “shovel-ready projects” are to projects that have all permits required for construction and grid connection, even if those projects may lack certain non-discretionary permits for which we have begun the application process and which will be granted and maintained based on our compliance with certain administrative procedures. For more information about our shovel-ready projects, including the anticipated timing of any outstanding permits, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

·                                          “solar energy system sales” or “selling solar energy systems” refer to projects where we have derived revenue from selling permits and providing EPC services or selling commercially operational solar parks.

·                                          “solar parks in operation” are to solar parks that have completed construction and are selling electricity. For more information about our solar parks in operation, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

·                                          “solar parks under construction” are to solar parks that have secured site control, energy permits, all key agreements, zoning and environmental permissions and construction permits. For more information about our solar parks under construction, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

·                                          “solar projects in pipeline” are to solar parks that are being studied for feasibility or have achieved certain milestones, but are not yet ready for construction. For more information about solar parks in our pipeline, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

·                                          “US$” and “U.S. dollar” are to the legal currency of the United States of America;

·                                          “watt” or “W” are to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

·                                          “we,” “us,” “our company,” “our” and “Sky Solar” are to Sky Solar Holdings, Ltd., its former parent company Sky Power Group Ltd., its predecessor entities and its consolidated subsidiaries.

We calculate the size of the PV market based on the volume of PV modules delivered to installation sites, including modules awaiting installation or connection to the power grid. Unless otherwise stated, the PV market relates to annual volume. PV panels generate direct current (DC) electricity, while electricity systems are based on alternating current (AC) electricity. The data presented in DC power numbers are, on average, greater by approximately 15% than the equivalent AC power numbers. All historical and forecast data are presented in DC power numbers. Certain reported AC power numbers have been converted to the equivalent DC power numbers. Our permits are generally calculated using AC power numbers and such AC power numbers have been converted to the equivalent DC power numbers in this annual report.

We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park. Unless specifically indicated or the context otherwise requires, capacity of a solar park in this annual report refers to attributable capacity.

The conversion of Euros, Japanese yen, Renminbi and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was EUR0.8264 to US$1.00, JPY119.85 to US$1.00, RMB6.2046 to US$1.00, CAD1.1601 to US$1.00 and HK$7.7531 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

·                                          permitting, development and construction of our project pipeline according to schedule;

·                                          average solar radiation hours globally and in the regions in which we operate;

·                                          developments in, or changes to, laws, regulations, governmental policies and incentives, taxation affecting our operations;

·                                          adverse changes or developments in the industry we operate;

·                                          our ability to maintain and enhance our market position;

·                                          our ability to successfully implement any of our business strategies;

·                                          our ability to establish and operate new solar parks;

·                                          our intention to operate in new markets and jurisdictions;

·                                          general political and economic conditions and macro-economic measures taken by the governments to manage economic growth in the geographical markets where we conduct our business;

·                                          material changes in the costs of the PV modules and other equipment required for our operations;

·                                          fluctuations in inflation, interest rates and exchange rates;

·                                          our dividend policy;

·                                          other risks outlined in our filings with the United States Securities and Exchange Commission, or the SEC, including our registration statements on Form F-1, as amended; and

·                                          those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report on Form 20-F.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from or worse than our expectations.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income (expense) data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (expense) data for the year ended December 31, 2011 and our selected consolidated statements of financial position data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.” As an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and in reliance on the exemptions thereunder, we have included full-year financial information only as of and for the years ended December 31, 2011, 2012, 2013 and 2014.

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2011	2012	2013	2014
	(US$ in thousands, except for per share data)
Revenue
Related parties	55,893	133,471	5,564	1,788
Non-related parties	27,234	70,286	30,893	31,097
Total Revenue	83,127	203,757	36,457	32,885
Cost of sales and services	(59,148)	(142,433)	(29,270)	(20,747)
Gross profit	23,979	61,324	7,187	12,138
Impairment loss on IPP solar parks	—	—	(21,645)	(1,549)
Provision on receivables	(182)	(629)	(3,521)	(2,200)
Selling expenses	(488)	(635)	(848)	(1,160)
Administrative expenses	(15,293)	(24,007)	(25,030)	(63,770	)(1)
Other operating income	1,574	789	484	6,293
Profit (loss) from operations	9,590	36,842	(43,373)	(50,248)
Investment income	514	955	960	405
Other gains and losses	(770)	(1,570)	(3,488)	(15,647)
Finance costs	(138)	(1,132)	(2,352)	(3,817)
Other expenses	—	(1,600)	(2,266)	(3,526)
Share of losses of associates	(114)	—	—	—
Profit (loss) before taxation	9,082	33,495	(50,519)	(72,833)
Income tax expense	(1,991)	(6,630)	(3,372)	(910)
Profit (loss) for the year	7,091	26,865	(53,891)	(73,743)
Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,878)	1,031	(352)	(11,114)
Total comprehensive income (expense) for the year	4,213	27,896	(54,243)	(84,857)
Earnings (loss) per share
Basic	0.02	0.08	(0.16)	(0.21)
Diluted	0.02	0.08	(0.16)	(0.21)
Earnings (loss) per ADS(2)
Basic	0.16	0.64	(1.28)	(1.66)
Diluted	0.16	0.64	(1.28)	(1.66)
Other Financial Data:
Adjusted EBITDA(3)	17,896	47,024	(12,038)	(1,232)

(1)             Includes a one-time equity incentive fee expense of US$42.9 million.

(2)             Each ADS represents eight ordinary shares.

(3)             See “—Adjusted EBITDA” below.

Revenue Segments

	Year Ended December 31,
	2011	2012	2013	2014
	(US$ in thousands)
Electricity generation income(1)	—	4,515	8,020	22,205
Solar energy system sales	64,055	180,231	21,462	6,939
Other(2)	19,072	19,011	6,975	3,741
Total Revenue	83,127	203,757	36,457	32,885

(1)    Represents revenue from selling electricity from IPP solar parks.

(2)    Represents revenue from the sale of solar modules and the provision of O&M services.

Selected Consolidated Statements of Financial Position

	As of December 31,
	2011	2012	2013	2014
	(US$ in thousands)
Current assets	237,881	238,691	122,861	95,496
Non-current assets	6,604	52,171	128,406	194,090
IPP solar parks	—	43,395	119,506	180,610
Total assets	244,485	290,862	251,267	289,586
Current liabilities	262,214	251,102	130,653	100,859
Non-current liabilities	2,515	23,382	22,510	64,978
Total (deficit) equity	(20,244)	16,378	98,104	123,749

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in this annual report Adjusted EBITDA, a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management to evaluate our operating performance. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA, as we present it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, interest expenses, impairment loss and IPO expenses.

The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are:  (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as profit (loss) for the period and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	As of and for the Year Ended December 31,
	2011	2012	2013	2014
	(US$ in thousands)
Profit (loss) for the year	7,091	26,865	(53,891)	(73,743)
Adjustments:
Income tax expense	1,991	6,630	3,372	910
Depreciation of property, plant and equipment	331	305	283	531
Depreciation of solar parks	—	2,474	4,395	6,177
Amortization	35	100	101	214
Share-based payment charged into profit or loss	8,128	7,352	4,576	43,941
Interest expenses	138	1,132	2,352	3,817
Impairment loss on IPP solar parks	—	—	21,645	1,549
Provision on receivables	182	629	3,521	2,200
IPO expenses	—	1,537	1,608	3,526
Fair value changes of financial liabilities-FVTPL	—	—	—	9,646
Adjusted EBITDA	17,896	47,024	(12,038)	(1,232)

We do not consider historical Adjusted EBITDA prior to the year 2014 to be representative of future Adjusted EBITDA, as our revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013. We believe that Adjusted EBITDA is an important measure for evaluating the results of our IPP business.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of the risks set forth herein, which could cause the trading price of our ADSs to decline and cause you to lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to purchase any ADSs.

Risks Related to Our Business and Industry

The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks.

In many countries where we are currently or intend to become active, solar power markets, particularly the market of on-grid PV systems, would not be commercially viable without government subsidies or economic incentives. The cost of generating electricity from solar energy in these markets currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or some other non-solar renewable energy sources. These subsidies and incentives have been primarily in the form of FIT price support schemes, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products.

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in April 2014, the Greek government passed a law to reduce the FIT in effect on existing PPAs by roughly 30% and placed a discount on electricity sold in 2013. As a result, in relation to our Greek solar parks, we recognized an impairment loss of US$21.6 million and US$1.5 million in 2013 and 2014, respectively.  While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our business operations in a number of countries and, as of December 31, 2014, have completed 194.8 MW of solar parks globally. We owned and operated 65.2 MW of solar parks as an IPP. In addition, as of December 31, 2014, we had 46.2 MW of solar parks under construction, 284.7 MW of shovel-ready projects and 972.8 MW of solar parks in pipeline in nine countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

Operating in the international marketplace exposes us to a number of risks globally and in each of the jurisdictions where we operate, including, without limitation:

·                                          economic and financial conditions, including the stability of credit markets, foreign currency controls and fluctuations;

·                                          the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;

·                                          changes in government regulations, policies, tax and incentives, particularly those concerning the electric utility industry and the solar industry;

·                                          complex regulations in numerous jurisdictions, including trade restrictions or embargoes;

·                                          political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations, and trade protectionism, restrictions or embargoes;

·                                          compliance with local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations can be substantial;

·                                         dependence on governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

·                                          local corporate governance and other legal requirements;

·                                          difficulties with local operating and market conditions, particularly regarding customs, taxation and labor; and

·                                          failure of our contractual parties to honor their obligations to us, and potential disputes with clients, contractors, suppliers or local residents or communities.

In particular, the European debt crisis and market perception concerning the instability of the Euro could materially and adversely affect our business performance. Concerns persist regarding the sovereign debt liabilities of certain Eurozone countries, including Greece, which accounted for 37.3% of our revenue for the year ended December 31, 2014. Greece’s ability to meet future financial obligations, the overall stability of the Euro and the effect of persistent uncertainty about the future composition of the Eurozone could adversely affect our business, financial condition, and results of operations.

In addition, at the end of September 2014, five out of the ten general electricity utilities in Japan announced plans to temporarily suspend reviews of proposals from solar energy producers, such as us, due to a foreseeable shortage in their available power transmission capacity in light of the popularity of the FIT program. The five utilities in question are Kyushu Electric Power, Shikoku Electric Power and Okinawa Electric Power, which operate in the west of Japan, and Hokkaido Electric Power and Tohoku Electric Power, which operate in the northeast. While the announcements indicate that projects that have received permission to participate in the FIT program may not be affected, we may still experience delays in connecting our projects to the grid and our future expansion options under the FIT program may be materially and adversely affected. In addition, the Ministry of Economy, Trade and Industry, or METI, introduced reform measures in April 2015, which amended the dates and criteria for electricity price determinations, added conditions under which a grid-connection agreement can be terminated, and introduced criteria for electricity price changes in relation to plants that change solar cells or increase capacity. Moreover, while generally solar power producers must be compensated if their output is curtailed for more than 360 hours per year, under the reformed scheme seven regional utilities may have the right to curtail power output from solar power plants for more than 360 hours per year if there is a glut of electricity generated from solar power providers on their grid. These utilities are Hokkaido Electric Power, Tohoku Electric Power, Hokuriku Electric Power, Chugoku Electric Power, Shikoku Electric Power, Kyushu Electric Power and Okinawa Electric Power.

Moreover, as we enter new markets in different jurisdictions, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the installation and construction of our projects and other aspects of our operations. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive. Historically, we have used bank loans and own equity contribution to fund our project development. We expect to continue to expand our business with securities offerings and third-party financing options, including bank loans, equity partners, financial leases and securitization. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms and our cost of capital. Further, our Japan silent partner may compel us to sell our assets to third parties, if such third parties provide a more attractive offer for the assets than we do. See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japanese Silent Partnership.”

In early 2013, we began to strategically expand our IPP portfolio. Installing and constructing solar parks requires significant upfront capital expenditure and there may be a significant delay before we can recoup our investments through the long-term recurring revenue of our IPP solar parks. Our ability to obtain external financing is subject to a number of uncertainties, including:

·                                          our future financial condition, results of operations and cash flows;

·                                          the general condition of global equity and debt capital markets;

·                                          regulatory and government support in the form of tax credits, rebates, FIT price support schemes and other incentives;

·                                          the continued confidence of banks and other financial institutions in our company and the PV industry;

·                                          economic, political and other conditions in the jurisdictions where we operate; and

·                                          our ability to comply with any financial covenants under the debt financing.

In addition, historical project affiliates in which we have held a minority interest have secured financing from financial institutions where our affiliates’ other equity owners have acted as financial guarantors. The ability of our affiliates to obtain financing depends on the ability of our affiliates’ other equity owners to secure financing, provide acceptable guarantees for financing and comply with any applicable financial covenants. Due to our minority position, we may not be able to control the ability of the affiliate to comply with any applicable financial covenants or other obligations under the loan. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— Disputes with our historical project affiliates’ other equity owners may adversely affect our business.”

Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. Additional funds may not be available on terms commercially acceptable to us. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

The delay between making significant upfront investments in our solar parks and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

There are generally many months or even years between our initial significant upfront investments in developing permits to build solar parks we expect to own and operate and when we commence to receive revenue from the sale of electricity generated by such solar parks after grid connection. Such investments include, without limitation, legal, accounting and other third-party fees, costs associated with feasibility study, payments for land rights, government permits, large transmission and PPA deposits or other payments, which may be non-refundable. Furthermore, we have historically relied on our own equity contribution and bank loans to pay for costs and expenses incurred during project development, especially to third parties for PV modules and balance-of-system components and EPC and O&M services. Solar parks typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid. There may be an especially long delay from initial land and interconnection assessments to projects becoming shovel-ready, especially when we obtain permits directly from regulators and site control rights directly from prior rights holders under our primary permit development model. Between our initial investments in the development of permits for solar parks and their connection to the transmission grid, there may be adverse developments to such solar parks. We consider parks “shovel-ready” even if we have not obtained non-discretionary permits, that is, such permits which we expect to be granted if we comply with the relevant administrative procedures and criteria.  In certain jurisdictions, such as Chile, maintaining our permits and operating our plants involve meeting ongoing compliance and other legal obligations. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective or we may not be able to obtain debt financing as anticipated.  In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability and results of operations.

We intend to expand our business into China, which may expose our business to new risks that may materially and adversely affect our future prospects and results of operations.

On December 23, 2014, we announced our intention to expand our business into the Chinese solar market, and we expect to make our first investments in China during 2015. Nonetheless, our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including:

·                                          access to project financing and other sources of capital to finance our China investments, which may not be available on reasonable terms or at all given the fact that Chinese capital and foreign exchange markets are less developed relative to the countries where we have worked in the past;

·                                          curtailment of power purchase amounts promised by utilities due to lack of sufficient transmission grid infrastructure;

·                                          regulations creating significant burdens or limiting entirely the ability of Chinese residents to repatriate capital into China, which affects our ability to finance Chinese investment through funds we have obtained or we will obtain from abroad;

·                                          our short operational history as a downstream solar park developer in China;

·                                          delays in obtaining land rights and related permits and other required governmental permits and approvals;

·                                          potential difficulties in collecting payments from large state-owned enterprises or utilities related to the Chinese legal system;

·                                          potential challenges from local residents, government organizations, and others who may not support our projects; and

·                                          potential conflict with our module and other equipment suppliers as a result of our direct competition with certain of their downstream ventures.

If we are unable to effectively manage these risks, we may not be able to successfully execute our expansion plan in China and face a loss of the time, effort and capital invested there. We may not be able to manage our business growth strategy as planned and our results of operations may be adversely affected.

We have entered into a deed of non-competition and right of first refusal with our chairman and chief executive officer Mr. Su with respect to his businesses in China, which may result in a transaction that is not on an arm’s length basis.

We have entered into a deed of non-competition and right of first refusal with Mr. Su whereby he promises that he and any company he controls will not engage in any business that competes with us and grants us the right of first refusal to purchase shares in his businesses in China in which he owns more than 50% of the voting shares in the event that Mr. Su receives from or otherwise negotiate with a third party a bona fide offer to purchase Mr. Su’s shares in any of the business and the sale of such shares will result in Mr. Su ceasing control of that business. We cannot assure you that we will be able to enforce the agreement or exercise the right of first refusal when Mr. Su wishes to sell his business interests in China. Moreover, the non-competition clause will terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) the time when Mr. Su ceases to be our largest shareholder and (iii) upon the mutual agreement of Mr. Su and our company to terminate the non-competition clause. We will have the right of first refusal to purchase Mr. Su’s shares in his business in China when the sale of the shares will result in Mr. Su ceasing control of that business and the right will terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, and (ii) upon the mutual agreement to terminate by Mr. Su and our company. The right of first refusal does not extend to the sale of individual solar assets. “Control” is defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise. Additionally, under the laws and practice of the Cayman Islands, shareholders may not be afforded the same level of protection from an affiliate transaction that would typically be the case for a Delaware corporation, such as fairness opinions and an independent due diligence process. We cannot assure you that the deed of non-competition and the right of first refusal, or the subsequent sale of Mr. Su’s businesses to us, if any, will be negotiated or administered on an arm’s length basis. In addition, we cannot assure you that Mr. Su will ever wish to sell his business in China, or that our right of first refusal will ever be exercised or that any purchase by us of any of Mr. Su’s businesses in China would be on terms equivalent to an arm’s length transaction.

Our limited operating history, especially with large-scale IPP solar parks, may not serve as an adequate basis to judge our future prospects and results of operations.

We began our business in 2009 and have a limited operating history. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2012, 2013 and 2014, we derived 88.5%, 58.9% and 21.1% of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2014, we had a total of 65.2 MW of IPP solar parks in operation with a carrying value of US$180.6 million. In 2012, 2013 and 2014, we derived 2.2%, 22.0% and 67.5%, respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

Our rapidly evolving business and, in particular, our relatively limited operating history as an IPP, may not be an adequate basis for evaluating our business prospects and financial performance, and makes it difficult to predict the future results of operations. Our past success occurred in an environment where capital was readily accessible to our clients and economic incentives were more favorable for PV power in certain markets, such as Greece and Bulgaria. Therefore, period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar parks in a cost-effective and timely manner, expand our project pipeline and manage and operate solar parks that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

We may not be able to develop or acquire additional attractive IPP solar parks to grow our project portfolio.

Our current business strategy includes plans to further grow our IPP assets, and own and operate substantially all the solar parks we develop. As part of our growth plan, we may acquire solar parks in various development stages through a competitive bidding process. We compete for project awards based on, among other things, pricing, technical and engineering expertise, financing capabilities, past experience and track record. It is difficult to predict whether and when we will be awarded a new solar park. The bidding and selection process is also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. Our competitors may have greater financial resources, a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar parks.

Other difficulties executing this growth strategy, particularly in new jurisdictions we may enter, include:

·                                          accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

·                                          obtaining construction, environmental and other permits and approvals;

·                                          securing land, rooftop or other site control;

·                                          managing local operational, capital investment or components sourcing regulatory requirements;

·                                          connecting to the power grid on schedule and within budget;

·                                          connecting to the power grid if there is insufficient grid capacity;

·                                          identifying, attracting and retaining qualified development specialists, technical engineering specialists and other personnel;

·                                          managing any acquired assets or assets held under affiliates;

·                                          securing cost-competitive financing on attractive terms;

·                                          operating and maintaining solar parks to maintain the power output and system performance; and

·                                          collecting FIT payments and other economic incentives as expected.

We may not be able to find suitable sites for the development of IPP solar parks.

Solar parks require solar and geological conditions that can only be found in a limited number of geographic areas. Further, large, utility-scale solar parks must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with capacity on the power grid available. Our competitors may impede our development efforts by acquiring control of all or a portion of a PV site we seek to develop. In addition, we acquire land with the understanding that such land may be rezoned for solar park development. However, rezoning has, at times, taken longer than expected or has not been possible. For example, we encounter difficulties registering certain leasehold interests due to other land owners’ opposition to the rezoning process from time to time. Although our operations were not materially affected by this delay, or the costs involved, future rezoning efforts may materially and adversely impact our business and results of operation. Even when we have identified a desirable site for a solar park, our ability to obtain site control with respect to the site is subject to our ability to finance the transaction and manage growing competition from other solar power producers that may have better access to local government support, financial or other resources. If we were unable to find or obtain site control for suitable PV sites on commercially acceptable terms, our ability to develop new solar parks on a timely basis or at all might be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

Our legal rights to certain real properties used for our solar parks are subject to third party rights and may be challenged by property owners or third parties.

Our rights to the properties used for our solar parks may be challenged by property owners and other third parties. For example, in Chile we have had to negotiate and clarify with other mining concession holders about the priority of our mining concession rights over certain areas where we intend to construct a solar park, which may delay our timetable for construction. An adverse decision from a court or the absence of an agreement with such third-parties may result in additional costs and delays in the construction and operating phases of any solar park so situated. In addition, certain real properties used for our solar parks in the Czech Republic and Spain were mortgaged to third parties by the relevant landlords to secure other debts before we obtained our rights with respect to such properties and, as a result, our rights are subject to the mortgages. In the event of failure by the relevant debtor to comply with its payment obligations, the mortgagee will be entitled to sell the properties and the mortgagee or the purchaser of such properties will have no obligation to respect our rights to the properties and will be entitled to terminate our rights without any compensation. In such case, we may lose our rights to the affected solar parks. While we may ask the debtor or the property owner to compensate us, we cannot assure you that they will agree or have the financial resources to do so or that the compensation will be sufficient to cover all of our losses. In addition, some properties used for our solar parks are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar parks may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar parks on such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar parks. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. We also intend to significantly increase the proportion of solar parks we develop as IPP solar parks in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel.

The industry experience, expertise and contributions of our chairman and chief executive officer, Mr. Weili Su, are essential to our continuing success. We will continue to rely on the contributions of our senior management, regional management and other key employees to implement our growth plans. If we were to lose the services of any of our senior and regional management members and were unable to train or recruit and retain personnel with comparable qualifications, the management and growth of our business could be adversely affected.

Our success is largely attributable to the qualified and experienced project development teams that we have been able to train, attract and retain in the past. We may not be able to continue to train, attract and retain high quality personnel, including executive officers, project development personnel, project management personnel and other key qualified personnel who have the necessary and required experience and expertise. In particular, as we enter new markets in different jurisdictions, we always face challenges to find and retain qualified local personnel who are familiar with local regulatory regimes and adequately experienced in project development and operations.

There is substantial competition for qualified personnel in the downstream PV industry. Our competitors may be able to offer more competitive packages, or otherwise attract our personnel. Our costs to retain qualified personnel may also increase in response to competition. If we fail to attract and retain personnel with suitable managerial, technical or marketing expertise or maintain an adequate labor force on a continuous basis, our business operations could be adversely affected and our future growth and expansions may be inhibited.

Our international operations require significant management resources and present legal, compliance and execution risks in multiple jurisdictions.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in Europe, South America, North America and Asia, while our corporate management team and directors are primarily based in Hong Kong and Shanghai. Although we have appointed managing directors who oversee Europe, Latin America, East Asia and North America, the global nature of our business may stretch our management resources as well as make it difficult for our corporate management to effectively monitor local execution teams. The global nature of our operations and limited resources of our management may create risks and uncertainties when executing our strategy and conducting operations in multiple jurisdictions, which could affect our costs and results of operations.

We have been, and in the future may be, the target of lawsuits, harassment or other hostile conduct by third parties, including malicious allegations, which could generate adverse publicity and harm our reputation and could adversely affect our business and the trading price of our ADSs.

We have been, and in the future may be, the target of lawsuits, harassment, or other hostile conduct by third parties. Such conduct has in the past included, and may in the future include, malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., have sent letters threatening litigation, and certain of these claimants have sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) our failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) Mr. Su’s improper use of the proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our chairman and certain other shareholders in connection with the restructuring of Sky Solar Holdings Co., Ltd.  Sky Solar Holdings Co., Ltd is not a party to the arbitration.  As of the date of the annual report, this arbitration remains pending. We believe that these claims are without merit, and that these claimants may be attempting to extort economic benefits from us and our chairman. Nevertheless, these allegations could become a significant distraction for our management. It is also possible that any such allegations against us or our chairman or other executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Despite our belief that such claims are without merit, if any of these claimants were to prevail in any claim brought against us or against our chairman or were to publicly disseminate any of these allegations, our reputation, business and the trading price of our ADSs could be adversely affected.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2014 was fixed through PPAs for 98.6% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into PPAs and sell based on the spot market price of electricity. We intend to build IPP solar parks in Chile, a market that reached grid parity in 2011, and we expect that the price of electricity purchased by such solar parks will fluctuate with Chile’s spot electricity prices. Revenue for solar parks in other markets will also fluctuate with the electricity spot market after the expiration of any PPA, unless renewed. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

Decreases in the spot price of electricity in such countries would render PV energy less competitive compared to other forms of electricity. For example, PV may no longer be in grid parity if the price of fossil fuels used for electricity generation decreased sufficiently. In this situation, our solar parks may no longer be profitable in that market and we may not be able to recoup the time and effort invested in applying for permits or developing solar parks. A reduction in electricity prices would render our solar parks less economically attractive. If the retail price of energy were to decrease due to any of these reasons, or others, our business and results of operations may be materially and adversely affected.

If sufficient demand for solar parks does not develop or takes longer to develop than we anticipate, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The PV market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. The PV industry continues to experience lower costs, improved efficiency and higher electricity output. However, trends in the PV industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar parks, including:

·                                          the cost and availability of credit, loans and other forms of financing for solar parks;

·                                          fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources;

·                                          the cost-effectiveness of solar parks compared to conventional and other non-solar energy sources;

·                                          the performance and reliability of solar parks compared to conventional and other non-solar energy sources;

·                                          the availability of grid capacity to dispatch power generated from solar parks;

·                                          environmental concerns related to solar parks and other local permit issues;

·                                          the availability of government subsidies and incentives to support the development of the PV industry;

·                                          public perceptions of the direct and indirect benefits of adopting renewable energy technology;

·                                          the success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

·                                          regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

·                                          the deregulation of the electric power industry and the broader energy industry.

If market demand for solar parks fails to develop sufficiently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We face significant competition in certain markets in which we operate.

We face significant competition in certain markets in which we operate. Our primary competitors are local and international developers and operators of solar parks, many of which are integrated with upstream PV manufacturers. We also compete with utilities generating power from conventional fossil fuels and other sources of renewable energy in regions that have achieved grid parity, such as Chile. As we further expand into downstream markets, we will face increasing competition from these companies.

Some of our competitors may have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. Our market position depends on our financing, development and operation capabilities, reputation, experience and track record. Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. Suppliers or contractors may merge with our competitors which may limit our choices of contractors and hence the flexibility of our overall project execution capabilities. There can be no assurance that our current or potential competitors will not offer solar parks or services comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

We are subject to risks associated with fluctuations in the prices of PV modules and balance-of-system components or in the costs of design, construction and labor.

We procure supplies for solar parks construction, such as PV modules and balance-of-system components, from third-party suppliers. We typically enter into contracts with our suppliers and contractors on a project-by-project basis or a project portfolio basis. We generally do not maintain long-term contracts with our suppliers. Although some of our EPC contracts allow us to reclaim additional costs incurred as a result of unexpected increases in procurement costs, we are still exposed to fluctuations in prices for our PV modules and balance-of-system components. Increases in the prices of PV products or balance-of-system components or fluctuations in design, construction, labor and installation costs may increase the cost of procuring equipment and engaging contractors and hence materially and adversely affect our results of operations.

Solar park development is challenging and may ultimately not be successful, which can have a material adverse effect on our business, financial condition and results of operations.

The development and construction of solar parks involve numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a solar park is economically, technologically or otherwise feasible. Success in developing a particular solar park is contingent upon, among other things:

·                                          securing suitable project sites, necessary rights of way, and satisfactory land rights in the appropriate locations with capacity on the transmission grid;

·                                          rezoning land, as necessary, to support a solar park;

·                                          negotiating satisfactory engineering, procurement and construction agreements and land use and access rights;

·                                          negotiating and receiving required permits and approvals for project development from government authorities on schedule;

·                                          completing all required regulatory and administrative procedures needed to obtain permits and agreements;

·                                          procuring rights to interconnect the solar park to the electric grid or to transmit energy;

·                                          paying interconnection and other deposits, some of which are non-refundable;

·                                          negotiating favorable payment terms with suppliers;

·                                          signing PPAs or other arrangements that are commercially acceptable, including adequate for providing financing;

·                                          obtaining construction financing, including debt financing and own equity contribution; and

·                                          satisfactorily completing construction on schedule.

Successful completion of a particular solar park may be adversely affected by numerous factors, including without limitation:

·                                          unanticipated changes in project plans or defective or late execution;

·                                          difficulties in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

·                                          the inability to procure adequate financing with acceptable terms, especially for engineering, procurement and construction;

·                                          unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

·                                          labor, equipment and materials supply delays, shortages or disruptions, or work stoppages;

·                                          adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

·                                          cost over-runs, due to any one or more of the foregoing factors.

Accordingly, some of the solar parks in our pipeline may not be completed or even proceed to construction. If a number of solar parks are not completed, our business, financial condition and results of operations could be materially and adversely affected.

Our construction activities may be subject to cost overruns or delays.

Construction of our solar parks may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing PV modules, inverters or other materials. Obtaining full permits for our solar parks is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar parks in the pipeline. We may not be able to negotiate satisfactory engineering, procurement and construction agreements with third parties. Changes in project plans or designs, or defective or late execution may increase our costs and cause delays. Increases in the prices of PV products and balance-of-system components may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining or our inability to obtain required construction permits could also delay or hinder the construction of our solar parks. A lack of proper construction permits or post-construction approvals could delay or prevent us from commencing operation and connecting to the relevant grid.

Moreover, we rely on a limited number of third-party suppliers for certain components and equipment used in the construction of our solar parks, such as PV modules. The failure of a supplier to supply components and equipment in a timely manner, or at all, or to supply components and equipment that meet our quality, quantity and cost requirements, could impair our ability to install solar parks or may increase our costs. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

In addition, we typically utilize and rely on third-party contractors to construct and install our solar parks. If our contractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party contractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns.

We may not be able to recover any of these losses in connection with construction cost overruns or delays. In addition, if we are unable to connect a solar park to the power grid on schedule, we may experience lower FIT, as FIT regimes generally ratchet down the FIT awarded to solar parks that connect later to the power grid. In addition, in certain cases of delay, we might not be able to obtain any FIT or PPA at all, as certain PPAs require that we connect to the transmission grid by a certain date. If the solar park is significantly delayed, we may forfeit the PPA and we may only be able to obtain reduced FIT payments or may even become ineligible for FIT payments at all. A reduction or forfeiture of FIT payments or would materially and adversely affect the financial results and results of operations for that solar park, even to the point of rendering the project no longer profitable. In Chile, a country where FIT payments are not necessarily required for solar power to be economically competitive, failure to meet certain deadlines may result in the cancellation of key permits and jeopardize the viability of a project.  Any of the contingencies discussed above could lead us to fail to generate our expected return from our solar parks and result in unanticipated and significant revenue and earnings losses.

We may be subject to unforeseen costs, liabilities or obligations when operating and maintaining solar parks.

We operate and maintain the solar parks in our IPP portfolio. In addition, we have entered into separate contractual agreements to operate and maintain substantially all of the solar parks built by us. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance and operating and other asset management services. We subcontract certain on-the-ground O&M services, including security and repair, to third-parties, who may not perform their services adequately.

If we or our third-party contractors fail to properly operate and maintain the solar parks, the solar parks may experience decreased performance, reduced useful life or shut downs. Through changes in our own operation or in local conditions, the costs of operating the project may increase, including costs related to labor, equipment, insurance and taxes. If they are careless or negligent, resulting in damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. In addition, inconsistencies in the quality of solar panels, PV modules, balance-of-system components or maintenance services for our solar parks may affect the system efficiency of our solar parks. We may also encounter difficulties selling electricity to the power grid due to failures in infrastructure or transmission systems. To the extent that any of the foregoing affects our ability to sell electricity to the power grid, or we incur increased costs in relation to operating and maintaining solar parks, our business, financial condition and results of operation could be materially and adversely affected.

Our project operations may be adversely affected by weather and climate conditions, natural disasters and adverse work environments.

Solar parks depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. Any change of such conditions in the areas we operate that reduces solar radiation will adversely affect our business and results of operations. In addition, we may operate in areas that are under the threat of floods, earthquakes, landslides, mudslides, sandstorms, drought, or other inclement weather and climate conditions or natural disasters. If inclement weather or climatic conditions or natural disasters occur in areas where our solar parks and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. As many of our solar parks are located in the same region, such solar parks may be simultaneously affected by weather and climate conditions, natural disasters and adverse work environments.

During periods of curtailed activity, we may continue to incur operating expenses. We may bear some or all of the losses associated with such unforeseen events. Moreover, natural disasters which are beyond our control may adversely affect the economy, infrastructure and communities in the countries and regions where we conduct our business operations. Such conditions may result in personal injuries or fatalities or have an adverse effect on our work performance, progress and efficiency or even result in personal injuries or fatalities.

We are subject to counterparty risks under our FIT price support schemes and PPAs.

As an IPP, we generate electricity income primarily pursuant to FIT price support schemes or PPAs, which subjects us to counterparty risks with respect to electric utilities and regulatory regimes. Our FIT price support schemes and PPAs in one region or country are generally signed with a limited number of electric utilities. We rely on these electric utilities to fulfill their responsibilities for the full and timely payment of our tariffs. In addition, the relevant regulatory authorities may retroactively alter their FIT price support regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. For example, the Greek government passed a law in April 2014 reducing FIT currently in effect in existing contracts by roughly 30%, while imposing a discount on electricity already sold in 2013. In December 2013, the Bulgarian government imposed a 20% fee on revenue generated from PV and wind energy installations. Subsequently, the Constitutional Court of Bulgaria determined the fee to be unconstitutional, and renewable energy producers are no longer required to pay this fee.  If the relevant government authorities or the local power grid companies do not perform their obligations under the FIT price support schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

Disputes with our historical project affiliates’ other equity owners may adversely affect our business.

We do not have control over the management and strategy with respect to solar parks held by the historical project affiliates in which we hold less than 50% equity interests. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates.”

Our ability to direct the actions of or influence the decisions in relation to these affiliates or the solar parks held by them is dependent on a number of factors, including reaching agreement with other stakeholders with respect to certain decisions, our rights and obligations under the relevant stakeholders’ agreements and the decision-making process by the board of directors or other governing bodies.

We may not successfully engage business partners that are reliable and capable. In addition, in the course of cooperation, our business partners may:

·                                          have economic or business interests or goals that are inconsistent with ours;

·                                          take actions contrary to our instructions or make requests contrary to our policies or objectives;

·                                          be unable or unwilling to fulfill their obligations under the relevant cooperative arrangements, including their obligation to make the required capital contribution; or

·                                          experience financial difficulties.

In particular, under the current contractual arrangements, if our affiliates’ other equity owners decide to secure permits, EPC or O&M services from other parties or otherwise take any action that may not be in our best interest or fail to perform their respective obligations or otherwise breach the terms and conditions of the governing agreements, it could have an adverse effect on our business, financial condition and results of operations. In addition, a dispute may arise with our current or future affiliate’s other equity owners and cause the loss of business opportunities or disruption to or termination of the relevant solar parks. Such dispute may also give rise to litigation or other legal proceedings, which will divert our management’s attention and other resources. In the event that we encounter any of the foregoing problems, our business, financial condition and results of operations may be materially and adversely affected.

Our result of operations may be subject to fluctuations.

Historically, we primarily generated revenue from selling permits, providing EPC services and selling commercially operational solar parks. In a given period, our revenue was affected by the limited number of solar parks that are under development and sold to third parties, and therefore subject to significant fluctuations. Although we focus on developing IPP solar parks, we will continue to develop, build and sell solar energy systems from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods. Moreover, certain aspects of our IPP business are also subject to seasonal variations. For example, certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratcheted down the incentives over time in line with the general trend of decreasing system costs of solar parks. As a result, we may schedule significant construction activities to connect solar parks to the power grids prior to scheduled decreases in FIT rates, which vary from country to country, in order to qualify for more favorable FIT policies.

To the extent that we continue to develop, build and sell solar energy systems, we may be exposed to similar risks going forward.

We may incur warranty expenses in connection with the solar energy systems we have sold.

We provide two to five year warranties to the clients of our EPC services and purchasers of our solar parks. Although we generally obtain warranties from our equipment suppliers, we may be responsible for claims during the warranty period with respect to defects in our EPC services and solar parks sold. We are required to remove such defects generally within 48 hours after the defects occur, and to bear all the costs associated with our repair work. Our expenses for repairs have historically not been material. If significant defects arise from our EPC services or solar parks sold to clients, we may suffer adverse impacts on our financial condition and business.

We may fail to comply with laws and regulations in the countries where we develop, construct and operate solar parks.

The development, construction and operation of solar parks are highly regulated activities. We conduct our operations in many countries and jurisdictions and are governed by different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection and metering and other matters. We also set up subsidiaries in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsels and other advisers to comply with the laws and regulations of each jurisdiction in which we have operations, there have been, and continue to be, instances of noncompliance such as late filings of annual accounts with the appropriate governmental authorities, failure to notify governmental authorities of certain transactions, failure to hold annual meetings as required, failure to register directors or office changes or other local requirements, which may result in fines, sanctions and other penalties against the non-complying subsidiaries and its directors and officers. While we do not believe our past and continuing non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, we cannot assure you that similar or other non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operation.

In order to develop solar parks we must obtain a variety of approvals, permits and licenses from various authorities. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to track the requirements of individual localities and comply with the varying standards. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Any new government regulations pertaining to our business or solar parks may result in significant additional expenses. We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations in various jurisdictions, or that our employees and contractors will act in accordance with such laws. Failure to comply with laws and regulations where we develop, construct and operate solar parks may materially and adversely affect our business, results of operations and financial condition.

We may become regulated as a utility company in certain jurisdictions in the future.

We currently are not subject to regulation as a utility company in any jurisdiction. Our business strategy includes significant expansion into downstream markets as an IPP. Operation of these solar parks and sales of electricity from such solar parks could change our regulatory position in certain jurisdictions in the future. Utility companies are typically subject to complex regulations at the local, state or national level in various jurisdictions, and these regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. If we were subject to regulation as a utility company, our operating costs could materially increase.

If we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

We enter into loan agreements containing financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on disposition of our assets or the conduct of our business. While we are currently in compliance with all financial and other covenants, we may not be able to comply with some of those financial and other covenants from time to time. In addition, we typically pledge over our solar park assets or account or trade receivables to raise debt financing, and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. If we are in breach of one or more financial or other covenants or negative pledges clause under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions of other loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. In that case, the pledgees may auction or sell the assets or interest of our solar parks to enforce their rights under the pledge contracts and loan agreements. Furthermore, a breach of those financial and other covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we continue to develop our IPP business. As of December 31, 2014, we had US$31.7 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$17.9 million in outstanding long-term bank borrowings (excluding the current portion).

Our debt could have significant consequences on our operations, including:

·                                          reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

·                                          limiting our ability to obtain additional financing;

·                                          limiting our flexibility in planning for, or reacting to;

·                                          increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

·                                          potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

Our IPP business requires significant financial resources. If we do not successfully execute our financing plan, we may have to sell certain of our IPP solar parks or risk not being able to continue as a going concern.

As of December 31, 2012, 2013 and 2014, our current liabilities exceeded our current assets by US$12.4 million, US$7.8 million and US$5.4 million, respectively. In addition, in 2012 and 2013, we incurred negative cash flow from operations of US$34.4 million and US$28.6 million, respectively, and incurred net loss of US$53.9 million in 2013. In 2014, we had positive cash flow from operations of US$38.8 million, but incurred a net loss of US$73.7 million. Our principal sources of liquidity to date have been cash from our operations and borrowings from banks and our shareholders. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, subsequent to December 31, 2014, we have taken actions in order to increase our working capital.  Specifically, we have entered into bank facility agreements to re-finance US$4.0 million of solar parks located in Canada.  In March 2015, our debt financing application for a portion of our projects in Japan was preliminarily approved with a total amount of JPY2.8 billion, subject to finalization of the loan agreement. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due.

We cannot assure you that we will successfully execute our financing plan. If we do not successfully execute this plan, we may not be able to continue as a going concern. Such failure could materially and adversely affect our financial condition, results of operations and business prospects.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm will need to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which, as of the date of this prospectus, have not been remediated. If we fail to achieve an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the ADSs may be adversely affected.

Our reporting obligations as a public company with operations across multiple jurisdictions on five continents will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in November 2014, we were a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2013 included in our registration statement on Form F-1 filed in connection with our initial public offering and for the year ended December 31, 2014 included in this annual report, we and our independent public accounting firm identified a material weakness and other control deficiencies, each as defined in Standard AU Section 325, or AU325, as published by the Public Company Accounting Oversight Board (United States), or PCAOB, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to, among other deficiencies, insufficient accounting resources and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weakness and other control deficiencies, including a significant deficiency that was identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have begun and plan to continue to take various measures to remediate the weakness and deficiencies. However, these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting. Our failure to correct the material weakness, certain significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies that could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

If we fail to remediate the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur additional costs and expenses associated with compliance with the Sarbanes-Oxley Act and additional legal and accounting costs to comply with the requirements of the Exchange Act that apply to us as a newly public company.

We may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

Although we are not involved in any significant litigation, administrative or arbitral proceedings, we may, in the ordinary course of our business, become involved in such proceedings. Claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

If we were found to be liable on any of claims made against us, we would incur a charge against earnings to the extent that a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that:  (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price that is not consistent with arm’s length value, reducing taxable income, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

Accordingly, one of our affiliates established in the PRC, Tany International (Baoding) Solar Electric Co., Ltd., or Tany Baoding, is a PRC resident enterprise and one of our subsidiaries established in Hong Kong, Sky International Enterprise Group Limited, or Sky International Enterprise, may be deemed as a non-PRC resident enterprise under SAT Circular 698. Sky International Enterprise disposed of 100% of the equity interests in Tany International (Hong Kong) Co Limited, or Tany Hong Kong, which holds 100% of the equity interests in Tany Baoding, to Sky Solar (HongKong) International Co. Limited on May 28, 2013. This disposal may be categorized as an “Indirect Transfer” of equity interests in a PRC resident enterprise by a non-PRC resident enterprise as defined under SAT Circular 698. Therefore, Tany Baoding may be liable to assist tax authorities in collecting such tax from Sky International Enterprise if the transfer of equity interests in Tany Hong Kong is subject to SAT Circular 698. However, it currently unclear how the relevant PRC tax authority will implement or enforce SAT Circular 698 and whether the enterprise income tax on capital gains will be subject to any further change resulting in any adverse impact on us.

Our global income may become subject to PRC income tax if we are deemed to be a PRC resident enterprise for PRC tax purposes and our non-PRC shareholders may be subject to PRC tax on dividends and gain realized on our shares.

In connection with the EIT Law which came into effect on January 1, 2008, the Implementing Rules of the EIT Law, or the Implementing Rules, were enacted on December 6, 2007 and became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, an enterprise established outside the PRC may be considered a “PRC resident enterprise” and be subject to PRC enterprise income tax on its global income at the rate of 25%, if its “de facto management body” is located within the PRC. The Implementing Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production processes, personnel, accounts and properties of an enterprise incorporated outside the PRC. At present, it is unclear how the foregoing factors will be applied by the PRC tax authorities to determine whether we have a de facto management body in the PRC. Since some of our management personnel currently reside in the PRC but the majority of our turnover arises from our operations outside the PRC, there is a possibility that the PRC tax authorities could determine that we are a PRC resident enterprise, which would make us subject to PRC tax on our worldwide income at a rate of 25%. Moreover, the risk that we will be found to be a PRC resident enterprise will increase as we execute our strategic entry into the Chinese market. This may have an adverse effect on our financial condition and results of operation. However, as described under “Item 10. Additional Information—E. Taxation,” our PRC legal counsel does not believe that we meet all of the conditions necessary to be considered a PRC resident enterprise.

In addition, if we are treated as a “PRC resident enterprise” under PRC law, dividends we pay on our ADSs to non-PRC ADS holders or on our ordinary shares to non-PRC shareholders, and capital gains realized by such ADS holders or shareholders on the sale or other disposition of ADSs or ordinary shares, may be treated as PRC-source income. Accordingly, we may be required to withhold PRC income tax from dividends paid to non-PRC resident ADS holders or shareholders, and the transfer of ADSs or ordinary shares by such ADS holders or shareholders, as the case may be, may be subject to PRC income tax. Such tax on the income of non-PRC resident enterprise ADS holders or shareholders may be imposed at a rate of 10% (and may be imposed at a rate of 20% in the case of non-PRC resident individual ADS holders or shareholders), subject to the provisions of any applicable tax treaty. If we are required to withhold PRC income tax on dividends payable to our non-PRC resident ADS holders or shareholders, or if you are required to pay PRC income tax on the transfer of the ADSs, or ordinary shares, the value of your investment in our ADSs, or ordinary shares, may be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights, including trademarks and know-how, which could harm our competitiveness.

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2014, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our chairman and chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our chairman and chief executive officer, Mr. Weili Su, to use the trademark “Sky Solar.”  Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.”  We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

Intellectual property laws and means of enforcement of intellectual property laws vary by jurisdiction. Enforcement of our intellectual property rights could be time-consuming and costly. We may not be able to immediately detect and remediate unauthorized use of our intellectual property. In the event that the measures taken by us or the protection afforded by law do not adequately safeguard our intellectual property rights, we could suffer losses in revenue and profit due to competing offerings of services that exploit our intellectual properties. Furthermore, we cannot assure that any of our intellectual property rights will not be challenged by third parties. Adverse rulings in any litigation or proceedings could result in the loss of our proprietary rights and subject us to substantial liabilities, or even disrupt our business operations.

We rely on licensing arrangements with entities controlled by our chairman and chief executive officer, Mr. Weili Su, to use the trademark “Sky Solar.”  Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are among the most important factor in marketing our services and operating our business. The trademark “Sky Solar,” or “天华阳光” in Chinese, is owned by an entity controlled by Mr. Su, our founder, chairman of our board of directors and chief executive officer, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. Our license authorizes the use of the trademark in jurisdictions such as the United States, Chile, Japan, Greece, Bulgaria, South Africa, and Hong Kong, but we are not licensed to use the trademark in China.  Under the trademark license agreement, we are required to pay 0.05% of our revenue, not exceeding HK$10 million, to this entity for the trademark license starting from 2014 at the end of each year. The trademark “Sky Solar,” or “天华阳光” is also used by the entity, its subsidiaries and affiliated entities, which are controlled by Mr. Su. If the entity, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Sky Solar,” “天华阳光” or trademarks we use to develop our services and operations in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, if for any reason we are no longer able to use the “Sky Solar” and “天华阳光” trademarks due to a dispute with the entity, or otherwise, our reputation, marketing ability, business and results of operations could be materially and adversely affected.

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2013 and 2014, we recorded net foreign exchange losses of US$4.1 million and US$7.4million, respectively, primarily due to the increase in depreciation of the Euro against the U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro and JPY. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

We could also expand our business into emerging markets, some of which may have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could cause our exposure to foreign exchange rate fluctuation risks to increase. Although we access a variety of financing solutions that are tailored to the geographic location of our projects and to local regulations, we have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks, but may do so in the future when we deem it appropriate in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued the audit report included in this annual report and will issue audit reports filed with the SEC in the future.

Generally, an auditor of companies that are traded publicly in the United States is registered with the PCAOB and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, as our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms’ audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

If the SEC imposes additional remedial measures on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to questions for the production of documents we may not be able to file future financial statements promptly in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law.  Specifically, for certain US-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents.  The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, (including our independent registered public accounting firm).  A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner.  On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC.  Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC.  The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC.  If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors with respect to their operations in the PRC, which could result in financial statements being found noncompliant with the requirements of the Exchange Act, possibly resulting in delisting. Moreover, any negative news about any such future proceedings against these audit firms may create investor uncertainty about China-based, US-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm to audit and issue an opinion on our financial statements in a timely manner, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our executive officers, directors, principal shareholders and affiliated entities have substantial control and influence over our corporate actions and business, and their interests may not be aligned with our other shareholders.

Our executive officers, directors, principal shareholders and their affiliated entities beneficially own approximately 72.2% of our outstanding shares as of the date of this annual report. Our executive officers and certain shareholders have granted our chairman and chief executive officer, Mr. Weili Su, an irrevocable proxy, with full power of substitution and resubstitution, to vote on their behalf in our elections. Mr. Su has the ability to vote or the proxy to vote an aggregate of 46.1% of our outstanding shares.  As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Mr. Su also controls the “Sky Solar” and “天华阳光” trademarks licensed to us, and holds solar parks in Greece and China under the “Sky Solar” and “天华阳光” brand that are not part of our company. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. Without Mr. Su’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders. Mr. Su may also take actions to prevent us from continuing to use the trademarks.

We relied on our historical project affiliates to generate a significant portion of our revenue in 2012.

A substantial portion of our total revenue in 2012 and 2013 was derived from our historical project affiliates, which we formed for solar park co-investment. For example, our largest client during 2012 and 2013, ChaoriSky Solar, an affiliate which we formed with a module manufacturer and in which we had held a 30% equity interest until November 2013, accounted for 42.8% and 9.2% of our total revenue in the respective periods. RisenSky Solar Energy S.a.r.l., or RisenSky, an affiliate, accounted for 2.7% and 1.5% of our revenue in 2012 and 2013, respectively, and accounted for 0.8% of our total revenue in 2014.  China New Era International Limited, an affiliate, accounted for 22.6% and 9.5% of our total revenue in 2012 and 2013, respectively, and zero percent of our total revenue in 2014. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”  As of the date of this annual report, we no longer hold an interest in ChaoriSky Solar and continue to hold a 30% interest in RisenSky.  Sky Solar Holdings Co., Ltd., formerly a shareholder of our company, holds a 49% interest in China New Era International Limited. We do not anticipate engaging ChaoriSky Solar or its parent company, Shanghai Chaori Solar Energy Science & Technology Co., Ltd., a Shenzhen-listed company, or Chaori, in any business going forward.

As of the years ended December 31, 2013 and 2014, we had amounts due from related parties of US$37.8 million and US$15.2 million, respectively.  While we have become less dependent on our affiliates, as we continue to transition to more of an IPP business model we may continue to leverage the financial resources and project development expertise of our affiliates’ other equity owners. The financial health, creditworthiness and business performance of our affiliates may therefore have an adverse effect on our results of operations.

Our transactions with our historical project affiliates may not be on an arm’s length basis.

We have historically leveraged our historical project affiliates as vehicles to expand our business overseas through delivering our permit development capabilities, EPC services and O&M services to them. We have entered, and expect to continue to enter, into various transactions including sale of primary development rights and provision of EPC services with these affiliates, which have contributed to a significant portion of our revenue. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates.”  These affiliates were formed with the intention that our affiliates’ other equity owners who are module manufacturers, such as Chaori and Risen, provide their modules to such affiliates and that we provide our permits and EPC services to the affiliate. In these transactions going forward, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms. Since we hold substantial interest in these affiliates and therefore have significant influence over these affiliates, there is a risk that any decisions or actions taken by either our affiliates or us in these transactions (including with respect to pricing, amendments, disputes or enforcement proceedings) may not be the same if we operated on an arm’s length basis.

We have limited business insurance coverage internationally.

The insurance industry in many parts of the world is still in an early stage of development. Insurance companies in many countries offer only limited business insurance options. As a result, we have not maintained, and generally do not maintain, full liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit, or proceeding is brought against us and we are unable to pay a judgment rendered against us or defend ourselves against such action, suit, or proceeding, our business, financial condition and operations could be negatively affected.

Risks Related to Our ADSs and Our Trading Markets

The trading prices of our ADSs may be volatile, which could result in substantial losses to investors.

The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs.

In addition to market factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations and the solar industry, including the following:

·                                          actual or anticipated fluctuations in our financial results and operating metrics;

·                                          changes in earnings estimates or recommendations by securities analysts;

·                                          announcements of new investments, acquisitions, strategic partnerships, or affiliates;

·                                          announcements of new services and expansions by us or our competitors;

·                                          additions or departures of key personnel;

·                                          release of lock-up or other transfer restrictions on our outstanding equity securities, which could result in downward price pressure on our ADSs and increase the number of ADSs traded in the market;

·                                          sales of additional securities;

·                                          changes in policies and developments relating to the solar industry;

·                                          the valuation of publicly traded companies that are engaged in business activities similar to ours;

·                                          news regarding recruitment or loss of key personnel by us or our competitors; and

·                                          potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs trade. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities in connection with such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We currently have 390,026,670 ordinary shares outstanding, of which 6,353,750 were sold as ADSs in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying ordinary shares of your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, if we asked for your voting instructions but the depositary does not receive your instructions by the cut-off date specified in the related notice, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

·                                          we have failed to timely provide the depositary with notice of meeting and related voting materials;

·                                         we have instructed the depositary that we do not wish a discretionary proxy to be given;

·                                          we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

·                                          a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

·                                          the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Most of our business operations are located outside the United States. A substantial majority of our directors and a substantial majority of our senior management team are residing outside of the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a U.S. court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and many other jurisdictions where we have operations may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in those jurisdictions. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. In addition, China does not have any treaties or other agreements that provide for reciprocal recognition and enforcement of foreign judgments with the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We rely on the foreign private issuer exemption from most of the corporate governance requirements under the NASDAQ Stock Market Rules.

We are exempt from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NASDAQ Stock Market Rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

·                                          have a majority of the board be independent;

·                                          have independent directors involved in the selection of director nominees, by having a nominating and corporate governance committee that is composed entirely of independent directors or by having director nominees selected or recommended by a majority of independent directors meeting in executive session;

·                                         have independent directors involved in the determination of executive compensation, by having a compensation committee that is composed entirely of independent directors or by submitting such matters for approval or recommendation by a majority of independent directors meeting in executive session;

·                                          have a minimum of two members on our compensation committee that is composed entirely of independent directors; and

·                                          have a minimum of three members on our audit committee that is composed entirely of independent directors.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. For a description of the material corporate governance differences between NASDAQ requirements and Cayman Islands law, see “Item 16G. Corporate Governance.”

We have incurred increased costs as a result of becoming a public company, and our compliance costs may continue to increase in the future, particularly when we cease to qualify as an “emerging growth company.”

As a public company, we have incurred significant legal, accounting and other expenses that we did not have as a private company prior to our initial public offering. When we cease to be an “emerging growth company” upon, at the latest, the fifth anniversary of our initial public offering, we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes Oxley Act and the other rules and regulations of the SEC. In addition, new rules and regulations relating to information disclosure, financial reporting and control and corporate governance, which could be adopted by the SEC, NASDAQ and other regulatory bodies and exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and to make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime. Although we are not required to issue quarterly reports, we furnish our interim financial information on Form 6-K and publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year during which we have gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

We may issue additional ordinary shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our ordinary shares or ADSs. Hedging activities may depress the trading price of our ordinary shares.

We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ordinary shares or ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ordinary shares or ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make these rights available in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

We believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014.  Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not currently anticipate becoming a PFIC for our current taxable year. However, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we raised in our initial public offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Holder. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands holding company and conduct all of our business through and derive all of our income from our investment holding subsidiaries and operating subsidiaries in various countries around the world. In 2007, our chairman and chief executive officer, Mr. Weili Su, already a successful businessman and founder of a few solar companies in China, made investments in Europe and began to develop renewable energy power parks in Germany, the Czech Republic and Spain. Beginning in 2009, he expanded his investments to Japan, Canada and the United States, focusing on the construction and operation of solar parks. A number of these ventures became part of our current operations.

In 2009, Mr. Su incorporated Sky Solar Holdings Co., Ltd. in the Cayman Islands as a vehicle to consolidate his interests in various ventures involving solar parks and to facilitate capital-raising activities. Sky Solar Holdings Co., Ltd. was the immediate holding company of Sky Solar Power Ltd., a limited liability company incorporated in the British Virgin Islands before our establishment. In 2010, we connected our first projects in the Czech Republic and Greece. In 2011, we expanded into Latin America. In 2012, we shifted our focus to IPP and commenced our strategic operations in South Africa. On August 19, 2013, in order to facilitate the listing of the business, Mr. Su incorporated our company under our former name Sky Power Holdings, Ltd., as a listing vehicle and concurrently we became the holding company of Sky Solar Power Ltd. The immediate holding company of our company was Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. On June 26, 2014, we changed the name of Sky Power Holdings Ltd. to Sky Solar Holdings, Ltd.

In September 2013, Sky Solar Holdings Co., Ltd. and Sky Power Group, Ltd. completed a one-for-one share swap, or the 2013 Share Swap. Upon completion of the 2013 Share Swap, shareholders holding approximately 94.8% of the equity interest in Sky Solar Holdings Co., Ltd., on an as-converted basis, as well as convertible promissory noteholders of Sky Solar Holdings Co., Ltd., exchanged their interest in Sky Solar Holdings Co., Ltd. for an equivalent equity interest in the corresponding classes of shares or in the form of convertible promissory notes in Sky Power Group, Ltd., on an as-converted and one-share-to-one-share basis. The attributable interests of the shareholders and convertible promissory noteholders of Sky Solar Holdings Co., Ltd. in our company remained the same before and after the 2013 Share Swap.

In December 2014, we announced our intent to enter the China market, which we expect to be among our major growth markets going forward. In China, we intend to own fully operational solar assets as well as build and transfer, with the first acquisition of solar assets to occur during 2015.

Our legal and commercial name is Sky Solar Holdings, Ltd. Our principal executive offices are located at Suite 1604, 9 Queen’s Road Central, Hong Kong Special Administrative Region, People’s Republic of China. Our telephone number at this address is +852 2107 3188 and our fax number is +852 2107 3199. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.skysolargroup.com.

Initial Public Offering

In November 2014, we completed our initial public offering, in which we offered and sold 50,830,000 ordinary shares in the form of ADSs (6,630,000 of which were purchased by our underwriters through exercise of the over-allotment option granted to them by us), raising net proceeds of approximately US$46.1 million (US$6.6 million of which was raised in through the underwriters’ exercise of their option to purchase additional ADSs in full). Each of our ADSs represents eight of our ordinary shares. Our ADSs are listed on the NASDAQ Capital Market under the symbol SKYS.

B. Business Overview

Overview

We are a global IPP. We develop, own and operate solar parks and generate revenue primarily by selling electricity. We have focused on the downstream solar market since our inception and have developed projects primarily in Asia, South America, Europe and North America. We believe our broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. We aim to expand our current operations such as those in Japan, Chile, Uruguay and establish operations in other select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. By design, we focus on the downstream PV segment, and as a result, we are technology agnostic and we can customize our solar parks based on local environmental and regulatory requirements.

Prior to becoming an IPP, we sold the solar parks and systems that we developed. We initiated our global IPP model in 2012. In 2013, we began to strategically reduce our system sale business in favor of the IPP model in order to internalize more value from project development and generate stable and recurring long-term cash flow. By the fourth quarter of 2013, we began to generate a majority of our revenue from selling electricity from IPP solar parks. We intend to leverage our established pipeline projects and increased financing capabilities to expand our IPP business. We may also optimize our portfolio from time to time by selling solar energy systems or establishing joint ventures, depending on project economics, local power markets and the regulatory conditions.

We have access to a variety of financing sources and a demonstrated ability to design cost-effective project funding solutions. We are well positioned to create efficient financing solutions that are responsive to local regulatory conditions and financial markets. We believe we can leverage our global presence to reduce our financing costs with alternatives from different geographies.

As of December 31, 2014, we developed and completed 216 solar parks with an aggregate capacity of 194.8 MW in Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States and Germany. Under our IPP revenue model, we owned and operated 65.2 MW of solar parks, including 23.0 MW in Greece, 26.6 MW in Japan, 5.6 MW in the Czech Republic, 3.7 MW in Bulgaria, 5.3 MW in Canada, 0.9 MW in Spain and 0.1 MW in the United States. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, we had over 1.3 GW of solar projects in various stages of development in countries such as Chile, Uruguay, Japan and Canada, consisting of 46.2 MW under construction, 284.7 MW of shovel-ready projects and 972.8 MW of solar parks under development. We classify 502.2 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, Chile, Uruguay and Canada and a medium-term focus on the developing China market.

Our revenue was US$203.8 million, US$36.5 million and US$32.9 million in 2012, 2013 and 2014, respectively. Our gross profit was US$61.3 million, US$7.2 million and US$12.1 million in 2012, 2013 and 2014, respectively. We generated profit of US$26.9 million and incurred losses of US$53.9 million in 2012 and 2013, respectively. We incurred losses of US$73.7 million in 2014. The decrease in revenue in 2013 was primarily due to shifting our focus from selling solar energy systems to selling electricity as an IPP. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2012 to 2013 to 2014, our revenue from selling electricity from IPP solar parks grew from US$4.5 million to US$8.0 million to US$22.2 million, representing 2.2%, 22.0% and 67.5% of our revenue, respectively. The total capacity of our IPP solar parks was 23.9 MW, 43.2 MW and 65.2 MW, and the total carrying value of our IPP solar parks was US$43.4 million, US$119.5 million and US$180.6 million as of December 31, 2012, 2013 and 2014, respectively.

Our IPP Solar Parks

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Greece, Bulgaria, the Czech Republic and Spain, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market. Between our current operational IPP assets and pipeline projects in development, our IPP solar park portfolio spans more than a dozen countries on five continents.

The process for developing a solar park varies according to local regulations in each jurisdiction, although there are certain key milestones common to many jurisdictions. Generally, a developer first secures site control, typically by acquisition of the land or a long-term lease arrangement, obtains key energy permits, such as operational licenses, and enters into key agreements, such as grid connection agreements, PPAs and other off-take agreements. Prior to construction, the developer secures the appropriate zoning and environmental permissions, applicable construction permits, and project funding. When construction is complete, the solar park may be connected and begin selling electricity to the transmission grid. We classify our IPP solar parks based on these key milestones.

·                                          Solar Parks in Operation. These solar parks have completed construction and are selling electricity.

·                                          Solar Parks Under Construction. These solar parks have secured site control, energy permits, all key agreements, zoning and environmental permissions and construction permits.

·                                          Shovel-ready projects. These projects have all permits required for construction and grid connection, even if those projects may lack certain non-discretionary permits for which we have begun the application process and which will be granted and maintained based on our compliance with certain administrative procedures. We must also still submit certain administrative notifications at least one month prior to construction to begin building certain shovel-ready projects in Japan. For detailed permitting requirements in each country where we have shovel-ready projects, see “—Featured Countries.”

·                                          Solar Projects in Pipeline. These solar parks are being studied for feasibility or have achieved certain milestones, but are not yet ready for construction. Our solar projects in pipeline are classified as either “advanced pipeline,” “qualified pipeline” or “development pipeline.”  We generally expect solar projects to be shovel-ready within 12 months of their designation as advanced pipeline. We expect finalization of at least one key permit or agreement for our solar projects within six months of their designation as qualified pipeline. Development pipeline solar projects are under evaluation. For more information about our solar projects in pipeline, see “—Solar Projects in Pipeline.”

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2014:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity	Installation (ground-mo unted or rooftop-mou nted)	FIT Terms*	Price of Electricity (per kWh)	Contract Life	Counterparties
			(MW)
Greece	2012Q3	5	100%	0.5	Ground	Fixed with option to amend†	EUR0.18-0.36	20 years	Greek Operator of Electricity Market, S.A.
	2012Q4	1	100%	2.0	Ground
	2013Q1	7	100%	15.9	Ground
	2013Q2	7	100%	4.6	Ground

Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY40	20 years	Tokyo Electric;
	2013Q2	1	100%	2.4	Ground				North East Electric;
	2013Q3	2	100%	3.9	Ground				Hokkaido Electric;
	2013Q4	3	100%	4.4	Ground				Kyushu Electric;
	2014Q1	1	100%	2.0	Ground
	2014Q2	4	100%	5.4	Ground
	2014Q4	4	100%	7.9	Ground

Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate**	EUR0.45-0.47	20 years	CEZ Distribuce a.s.; E.ON Distribuce;
	2010Q2	1	100%	1.0	Ground				CEZ Prodej s.r.o.
	2010Q3	1	100%	2.3	Ground

Bulgaria	2012Q3	3	30% RisenSky 70%	3.2	Ground	Fixed with 0.67% annual inflation rate	EUR0.12-0.25	20 years	CEZ Electro; Bulgaria AD; E.ON; Bulgaria Grid AD;
	2012Q4	1	30% RisenSky 70%	0.5	Ground				CEZ Distribution Bulgaria AD

Canada	2014Q3	8	100%	2.0	Rooftop	Fixed	CAD0.635-0.713	20 years	Toronto Hydro-Electric
	2014Q4	8	100%	3.3	Rooftop				Systems, Ltd; Hydro One Brampton Networks, Inc.; EnerSource Hydro Mississauga, Inc.

Spain	2010Q2	10	100%	0.7	Rooftop	No PPAs	EUR0.25	N/A	Iberdrola
	2010Q4	2	100%	0.2	Rooftop

The United States (Puerto Rico)	2014Q4	1	100%	0.1	Rooftop	Fixed	USD0.21	20 years	Private Business

Total				65.2

*                   Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs.

† (i)        Before April 1, 2014, the FIT term was base FIT with annual inflation adjustment based on the pricing matrix established by the Ministry of Environment, Energy and Climate Change.  (ii) On or after April 1, 2014, the FIT term has been fixed FIT based on a pricing matrix for the 20-year term of the PPA with an option at the time of extension for a seven-year term to (1) have a fixed FIT based on a pricing matrix published by the authority at the time of extension or (2) a fixed price of EUR0.09 per kWh calculated according to a formula.

**              The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2014:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	Scheduled Commercial Operation Date	PPA Terms
			(MW)
Japan	Sky Solar 100%	21	36.5	Ground	2015Q1	20 years fixed FIT
Canada	Sky Solar 100%	3	1.6	Rooftop	2015Q1	20 years fixed FIT
Uruguay	Sky Solar 85%	1	8.1	Ground	2015Q2	32 years fixed FIT
Total		25	46.2

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2014:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	PPA Terms
			(MW)
Japan(1)	Sky Solar 100%	71	178.6	Ground	20 years fixed FIT
	Sky Solar 30%	1	0.6	Ground	20 years fixed FIT
Chile(2)	Sky Solar 100%	1	44.8	Ground	N/A(3)
Uruguay(4)	Sky Solar 85%	5	58.5	Ground	30-32 years fixed FIT
Canada(5)	Sky Solar 85%	9	2.2	Rooftop	20 years fixed FIT
Total		87	284.7

(1)         In Japan, after securing a site and applying for zoning and environmental permits, we seek a Facility Certification from the energy authority. We may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has been completed. In addition, we normally submit certain administrative notifications at the time we receive funding. As of December 31, 2014, 17 of our shovel-ready projects representing a total of 117.2 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

(2)     In Chile, there is no requirement for a license to produce electricity, and a PPA is not necessary if electricity is to be sold in the spot market. Once a project has site control for the plant and transmission lines, it may seek an interconnection agreement. Prior to commencing construction, it must have an approved environmental plan. Construction permits are obtained through the local municipality. Our shovel-ready projects in Chile have secured all permits for construction and construction can begin upon receipt of funding.

(3)         Sales in Chile are made on the open market.

(4)         In Uruguay, once awarded a PPA through a bidding process with the energy authority, the project secures a project site. It then seeks environmental permits. After submitting plant plans to the appropriate ministry the project is granted a Generator Permit and may begin construction. Our shovel-ready projects in Uruguay have secured all permits for construction. Accordingly, we can begin construction upon receipt of funding.

(5)         All of our solar parks in Canada are located in Ontario. In Ontario, a solar park may obtain a FIT contract from the energy authority once a site is chosen. Arrangements for a grid connection agreement proceed concurrently. The energy authority issues a notice to proceed with construction after satisfactory submission of a connection impact assessment, a domestic content plan, and a financing plan. Our shovel-ready projects in Canada have secured all permits for construction and construction can begin upon receipt of funding.

Solar Projects in Pipeline

Solar parks in the pipeline are divided into three categories:

·                                          Advanced pipeline solar projects. These solar parks have secured both site control and at least one other milestone permit or agreement. In order for them to obtain the necessary permits and agreements for project funding, we must complete additional administrative and regulatory steps in adherence with applicable regulations. We generally expect solar parks to be shovel-ready within 12 months of their designation as advanced pipeline.

·                                          Qualified pipeline solar projects. These solar parks have been approved for investment by the investment committee and have secured site control, but have only begun applying or negotiating for key permits or agreements. The time required to obtain these permits and agreements varies according to the local regulations in each jurisdiction, but we expect finalization of at least one key permit or agreement within six months of a project’s classification as qualified pipeline.

·                                          Development pipeline solar projects. These are solar parks are in markets that are under evaluation by our regional development teams and investment committee for development feasibility, but for which we have not otherwise taken any steps in the project development process.

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline
		(MW)
North America	8.4	19.7	9.2
Latin America	169.4	304.7	132.0
Africa	—	—	41.1
Asia	—	—	288.3
Total	177.8	324.4	470.6

Our Solar Energy System Sales Business

Solar Energy System Sales consists of our provision of Pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

			Year Ended December 31,
	2012		2013		2014
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	8.5	7	64.6	99	—	—
Bulgaria	42.9	13	—	—	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America					—	—
Canada	2.9	12	2.6	7	0.8	6
Asia					—	—
Japan	—	—	1.0	1	3.0	4
Total	54.3	32	68.2	107	3.8	10

Featured Countries

Japan

We entered the Japanese market in 2009. As of December 31, 2014, we have completed and sold 4.0 MW of solar systems. In addition, we owned and operated 16 IPP solar parks totaling 26.6 MW, which are located in Tokyo, Kyushu, Hokkaido and Tohoku. In 2014, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 36.5 MW of solar parks under construction and 179.2 MW of shovel-ready projects ready to be developed upon receipt of funding, including one shovel-ready project where we had equity holding of 30% for attributable capacity of 0.6 MW as of December 31, 2014. Additionally, we had 288.3 MW of solar parks in our pipeline. In Japan, our projects eligible for FIT 1 included 26.6 MW in operation, 36.5 MW under construction and 66.4 MW shovel-ready, and our projects eligible for FIT 2 include 112.8 MW shovel-ready projects as of December 31, 2014.  In addition, we have already submitted applications to the relevant utilities to reserve capacity under the FIT 3 program.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2014, 17 of our shovel-ready projects representing a total of 117.2 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

Japanese Silent Partnership

Sky Solar Japan Co. K.K., or SSJ, our wholly owned subsidiary in Japan, entered into silent partnership agreements that were amended and finalized on October 10, 2014 with two groups of third party investors, or the Silent Partners, pursuant to which the Silent Partners provided financing and SSJ will develop and operate 21 solar parks with an aggregate capacity of 34.6 MW in Japan, or the SSJ Silent Partnership Assets.

In accordance with the agreements, SSJ contributed JPY750 million (US$6.3 million) in cash and solar power projects with a carrying amount of JPY2.3 billion (US$19.2 million) and an agreed valuation of approximately JPY4.6 billion (US$38.4 million). The Silent Partners contributed JPY5 billion (US$41.5 million) in cash. The contributed solar parks had an aggregate capacity of 34.6 MW, consisting of approximately 11.5 MW which were completed and in operation and approximately 23.1 MW shovel-ready as of October 10, 2014.

No separate legal entity was established in connection with the silent partnership agreement. The SSJ Silent Partnership Assets are held and managed through the SSJ legal entity, subject to the provisions of the silent partnership agreement. The Silent Partners are not involved in the investment decisions associated with management of the SSJ Silent Partnership Assets or other assets and businesses which continue to be held and operated by SSJ, outside the auspices of the silent partnership agreement. Over an expected maximum period from the date of the agreement through June 2017, distributable profits from the SSJ Silent Partnership Assets shall be first distributed to the Silent Partners in proportion to their respective capital contributions, until a cumulative annual internal rate of return, or IRR, of 15% on their capital contributions is achieved. Any remaining profits shall be distributed to SSJ until a cumulative annual IRR of 15% of SSJ’s contributed amount, based on the agreed valuation, is achieved. The remaining profits, if any, shall be distributed to SSJ and the Silent Partner at the ratio of approximately 51% and 49%, respectively. Silent Partners shall only bear losses up to the amount of money they financed.

The IRR of 15% is the discount rate required to make the present value of the total distributable profits expected to be generated by SSJ Silent Partnership Assets payable to certain members of Silent Partnership equal to the present value of the cumulative total of investments of certain Silent Partners. Distributable profits represent the cash that may be distributed to investors, including cash received from generating electricity or other sources, less the debts which fall due. Investments include the cash proceeds received from Silent Partners of US$49.4 million, cash contribution made from SSJ of US$7.4 million and contribution of solar power projects with an agreed valuation of approximately US$45.5 million. Subject to the availability of distributable profits, the annual amount to be distributed to the Silent Partners is estimated to be approximately US$7.4 million (without considering the cumulative effect of IRR), before any amounts are distributable to us.

Upon the completion of the solar power projects, SSJ may transfer the ownership of one or more of the completed projects to a special purpose company, or a SSJ Special Purpose Company, for JPY300 million (US$2.5 million) per MW, provided that non-recourse bank financing with terms to be agreed by both SSJ and the Silent Partners can be obtained by the SSJ Special Purpose Company, the proceeds of which become distributable profits. Upon such transfer, it is contemplated that the Silent Partners and SSJ will receive the distributable profits, and will be entitled to 30% and 70% of the profits in the SSJ Special Purpose Company, respectively. Upon the completion of the solar parks, if the Silent Partners have not achieved an IRR of 15%, then SSJ shall consider changing the silent partnership scheme into a loan or bond structure to provide the Silent Partners with an IRR of 15%. In the event that SSJ fails to transfer all SSJ Silent Partnership Assets to SSJ Special Purpose Company by May 9, 2017, SSJ should either (1) purchase the remaining SSJ Silent Partnership Assets for a sum of (i) a price determined based on JPY350 million (US$2.9 million) per MW for projects that have completed construction, (ii) a price reasonably determined and approved by an agent for the Silent Partners for projects where construction has commenced, but not yet been completed, and (iii) a price determined based on JPY50 million (US$0.4 million) per MW for projects where construction has not yet commenced; or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the Silent Partners by June 8, 2017 of its intent to settle in either case. If the Silent Partners are able to secure a third party offer that is more attractive within 90 days of being so notified, the third party may purchase the projects from SSJ. The proceeds generated in each of these three scenarios are considered distributable profits, and distribution in this manner is first subject to the 15% cumulative IRR settlement provisions of the silent partnership agreement, whereby the Silent Partners have priority over SSJ.

These agreements are terminable on September 8, 2017. The obligations of SSJ and the silent partners survive the termination and continue until the bankruptcy of SSJ or until the distribution of all assets and cash to silent partners.

In connection with the above transaction, Flash Bright Power Ltd., or Flash Bright, the entity wholly owned by Mr. Su, granted to an affiliate of one of the Silent Partners an option to purchase from Flash Bright up to US$30 million worth of existing ordinary shares of Sky Solar Holdings, Ltd. to induce the Silent Partners to provide the financing. We also signed a registration rights agreement with the affiliate of the Silent Partner.

Chile

We entered the Chilean market in 2011. As of December 31, 2014, we had 44.8 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 154.0 MW of advanced pipeline and 319.0 MW of other solar parks in our Chilean pipeline. In 2014, these solar parks received approximately 2,200 to 2,650 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years.

Our shovel-ready projects in Chile have secured site control, energy permits and have received any zoning, environmental or other permits required for construction of solar parks in Chile. We believe we will be able to finalize key agreements and begin construction upon the receipt of funding via project financing arrangements that are being negotiated. It typically takes one to two years to develop a shovel-ready project in Chile.

We consider Chile to be a core growth area going forward.

China

We announced our entry into the China market in December 2014. We intend to own fully operational solar assets, as well as build and transfer assets to external third parties which are mainly state-owned conglomerates and public companies.

Our board of directors approved the establishment of legal and operational entities to enter the China market, and authorized our management team to evaluate acquisition targets to build the operating assets in China. Targets under evaluation include solar park and EPC assets owned by private entities controlled by our chairman and chief executive officer, Mr. Weili Su, which own 165 MW of projects in operation and under construction and 4.9 GW of projects in various stages of development.

We consider China a core growth area going forward.

Uruguay

We entered the Uruguayan market in 2012. As of December 31, 2014, we had 8.1 MW of solar parks under construction and 58.5 MW of shovel-ready projects ready to be developed upon receipt of funding. We expect the solar parks to receive approximately 1,600 to 1,700 radiation hours per year.

Our shovel-ready projects in Uruguay have secured site control, energy permits and all key agreements and have received any zoning, environmental or other permits required for construction of solar parks in Uruguay and construction can begin upon receipt of funding. It typically takes one to two years to develop a shovel-ready project in Uruguay.

We consider Uruguay to be a medium-term growth area going forward.

Canada

We entered the Canadian market in 2009. As of December 31, 2014, we owned and operated 16 solar parks totaling 5.3 MW. We also had 1.6 MW of solar parks under construction and 2.2 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 5.4 MW of rooftop solar parks in advanced pipeline. In 2014, these solar parks received radiation of approximately 1,150 hours per year. Our projects in Canada sell electricity to utility companies via the Ontario Power Authority.

Our shovel-ready projects in Canada have secured site control, energy permits and all key agreements and have received any zoning, environmental or other permits required for construction of solar parks in Canada and construction can begin upon receipt of funding. It typically takes eighteen months to develop a shovel-ready project in Canada.

We consider Canada to be a core growth area going forward.

Greece

We entered the Greek market in 2009. As of December 31, 2014, we had completed and sold 76.5 MW of solar systems in Greece. In addition, we owned and operated 20 IPP solar parks totaling 23.0 MW. In 2014, these IPP solar parks received approximately 1,400 radiation hours.

We do not have any shovel-ready projects ready to be developed in Greece, nor do we have any solar parks in our pipeline. We will continue to operate our existing assets in Greece and currently have no plans to divest such assets. However, we do not expect that Greece will be a significant contributor to our capacity growth going forward.

Bulgaria

As of December 31, 2014, we had completed and sold 42.9 MW of solar systems in Bulgaria. In addition, we owned 4 solar parks totaling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a.r.l., which we operated and maintained. In 2014, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

Czech Republic

We entered the Czech market in 2009. As of December 31, 2014, we had completed and sold 20.3 MW of solar systems. In addition, we owned and operated 3 IPP solar parks totaling 5.6 MW. In 2014, these IPP solar parks received approximately 1,100 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Spain

We entered the Spanish market in 2009. In Spain, we owned and operated 12 solar parks totaling 0.9 MW as of December 31, 2014. In 2014, these solar parks received approximately 1,400 radiation hours.

We do not foresee obtaining a significant number of development solar parks in our pipeline in Spain. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

Customers and Marketing

We have historically sold solar energy systems to off-takers and sold electricity to the transmission grid. Purchasers of our solar energy systems included utility companies, independent power developers and producers, commercial and industrial companies, and other solar energy system owners. Purchasers of our electricity include government electricity utilities in each country where we operate, among others. For detailed information about our customers who contribute over 10% of our total revenue during the relevant periods, see “Item 5. Operating and Financial Review and Prospects—Major Components of Our Results of Operations.”

Members of our senior and local management team routinely meet with industry players and interested investors. Our business development teams around the world have significant experience building business in local markets and actively pursue growth opportunities in all major markets. We promote our industry reputation by participating in local trade conferences and other industry events and forums, which provide access to key local industry players and government authorities that can help us identify leads and other growth opportunities. We intend to continue to increase our marketing efforts.

Market Due Diligence

Before we enter into a new market or make any major investments, our regional development teams prepare market analysis reports and financial models, including key financial assumptions, to guide us in sourcing, evaluating and executing solar parks.

The report includes information on overall market conditions, renewable resources regulations, an analysis of our local strengths and weaknesses, average cost estimates, project development procedures, a detailed list and analysis of tasks and requisite authorizations, a list of key project milestones, the major risks of projects in the market and an action plan outlining requirements for pursuing projects in the market.

We update the market analysis report quarterly, and as needed, based on changes in the market or more accurate information.

We also generally engage reputable law firms and consulting firms to investigate the validity of regulatory permits, property laws, solar regulations, environmental laws, and tax and incentive policies, with particular focus on any PV or other renewable energy regulatory environment and policies.

Permit Development

We generally act as a primary developer, especially in markets with abundant solar resources, attractive financing sources or long-term green energy subsidies, such as Japan. Under our primary development model, we obtain site control rights for a solar park, obtain permits required for construction and negotiate grid connection agreements and PPAs.

We may also act as a secondary developer. Under our secondary development model, we buy projects in various stages of permit development and continue developing those solar parks. We pursue secondary permit development in markets with relatively liquid markets for permits.

As of December 31, 2014, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to increase going forward.

Primary Permit Development

The following diagram illustrates our primary permit development:

Site Selection

We typically receive details of potential project sites from our business partners, previous solar park owners, national or local governments, public sources of local information, overseas engineering exhibitions or overseas business liaison organizations. We systematically source solar parks in each of the different markets in which we operate based on land cost, solar radiation, grid connection capacity, protected land status and other project information. If the project site is suitable for development, the regional development team submits a site assessment report on the land and other related information to the regional managing director, who submits a project budget to our corporate headquarters for approval.

Feasibility Study

After selecting a site, we strive to reduce risks by conducting a thorough feasibility study and identifying potential issues. We target projects we believe to have an appropriate balance of financial returns, costs and risks.

Our in-house technical team, along with external experts we engage as-needed, investigate items such as engineering specifications and solar radiation analysis. We pay specific attention to potential delays and cost overruns, grid capacity and additional costs which may not be captured in the technical design.

Our investment and financial teams perform financial forecasts based on information about the financial prospects of the solar park and the local energy market to make a profitability estimate and adjust our capital plan accordingly.

Securing Permits

After the project development budget is approved, the regional development team begins project development. Permit and licensing requirements vary, depending on the jurisdiction of the solar park, but the key permits, licenses and agreements typically required for solar parks include land acquisition or lease contracts, environmental impact assessments, building permits, planning consents, grid connection contracts and PPAs. The government authorities and other stakeholders that are consulted vary from country to country but usually include the local or regional planning authority, electricity utilities, local communities, environmental agencies, as well as health and safety agencies.

The regional development team provides an update on project development to the relevant regional and corporate departments on a regular basis, including, among other things, information on the status of the requisite permits and, for more significant solar parks, detailed action and status updates.

Secondary Permit Development

The following diagram illustrates our secondary permit development:

For our secondary development solar parks, we acquire shovel-ready projects or close to shovel-ready projects from third parties. When we identify a suitable solar park for acquisition, we perform thorough due diligence based on documentation, financial projections and the legal status of each permit. Our regional and corporate EPC teams analyze engineering, design and technical risks. We also retain external EPC consultants for particular regions or solar parks as needed.

Prior to signing a definitive acquisition agreement, the regional development team provides an application to our investment committee which includes the major terms of the solar park acquisition agreements, an economic analysis, an internal technical due diligence report and other project materials.

Engineering, Procurement and Construction

EPC services include engineering design, construction contracting and management, procurement of PV modules, balance-of-system components and other components. We generally outsource construction to third parties and use our in-house capabilities for engineering and procurement.

Engineering

Through engineering design, we aim to reduce the risks, reduce the costs and improve the performance of our solar parks. The engineering design process includes the site layout and the electrical design as well as assessing a variety of factors to choose an appropriate technology and the modules and inverters in particular.

Procurement and Construction

We procure PV modules and other key equipment for the construction of our solar parks from third-party suppliers and contract work to third-party contractors in areas such as logistics, installation, construction and supervision. We believe this allows us to focus our resources on higher value-added tasks. We maintain an updated list of qualified and reliable suppliers and third-party contractors with a proven track record with which we have established relationships.

We choose our suppliers and third-party contractors through a bidding process or through our affiliates or other cooperative arrangements with various manufacturers and contractors. The relevant departments of our headquarters organize and collect bids, communicate with bidders and coordinate with our regional development teams to meet local technical and legal requirements.

PV Module Procurement

PV modules are the primary equipment of our solar parks and the costs of PV modules generally constitute a substantial portion of the average total system costs. We procure our PV modules from a broad range of suppliers including Trina Solar Limited and AVIC International Renewable Energy Co., Ltd.

Our purchasing decisions take into consideration technical specifications (including size, type and power output) bid price, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and the reputation of the supplier. We generally require warranties for defects in materials or workmanship for a typical duration of 5 to 10 years and a warranty for module capacity under normal testing conditions for a duration ranging from 10 to 25 years (97.5% of capacity for the first year with a 0.7% linear degradation in capacity every year thereafter).

We are generally required to pay 100% of the purchase price within a period ranging from three months to six months after receipt, inspection and acceptance of the PV modules.

Third-party Contractors

We engage third-party contractors for construction. We employ a number of measures to manage and monitor the performance of such contractors in terms of both quality and delivery time and to ensure compliance with the applicable safety and other requirements. For example, we generally have on-site supervisors and hold regular on-site meetings with the third-party contractors to monitor their work to ensure that projects progress according to schedule and adhere to quality standards. We also conduct periodic inspections to examine project implementation and quality standards compared to our project planning and prepare periodic reports for review and approval by the relevant departments in our corporate headquarters. If we identify any quality or progress issues which are attributable to the work of the third-party contractors, we will have further follow-up discussions with the third party contractors and monitor their rectification work.

We also require our third-party contractors for construction and installation to comply with applicable laws and regulations regarding work safety as well as our own production safety rules and policies. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third party contractors must be compliant with and certified by applicable regulatory standards. Our third-party contractors should also regularly provide their internal records relating to production safety (for example safety production training and safety inspections) to us, and we also conduct regular safety supervision and inspection on the third-party contractors.

Under our third-party contracting agreements, we are generally entitled to compensation if the third-party contractors fail to meet the prescribed requirements and deadlines under their contracting agreements. We generally negotiate to pay our contractors approximately 10% of the contract price after the expiration of the quality warranty period, which generally lasts two years, or, if we pay all of the contract price upon completion of the solar park, require the contractor to provide a bond in respect of the warranty obligations.

Commissioning and Warranties

When the EPC contractor notifies the regional solar park team of on-grid operation, the regional solar park team thoroughly tests each aspect of the solar park, usually for a period of one month. Commissioning tests generally include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and short circuit current test prior to grid connection, and a direct-current test after connecting to the power grid. These tests are conducted in order to ensure that the plant is structurally and electrically safe, and is sufficiently robust to operate as designed for the specified project lifetime. We have not experienced any material delays in construction or unsatisfactory workmanship with respect to our solar parks. Following the commissioning, the solar park is handed over to the new owner.

In addition to the warranties provided by the manufacturers of modules and balance-of-system components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of one to two years following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

Operations and Maintenance

We operate and maintain our own IPP portfolio and substantially all of the solar parks built by us, including solar parks held by other parties pursuant to separate contractual agreements. We utilize customized software to monitor the performance and security of our solar parks in a real-time basis. Our O&M platform in Bulgaria monitors solar parks in Europe, while our platform in Tokyo monitors solar parks in Japan.

We regularly maintain our solar farms with an intention to maximize the utilization rate, rate of power generation and system life of our solar parks. We engage on-the-ground contractors who are on-call to promptly remedy any issues that may arise.

Solar parks have no moving parts and consequently low operations and maintenance costs. The warranty period of inverters and transformers is 5 to 10 years, while the warranty period for PV modules is 25 years and the FIT regime is generally 20 years. The effective life of inverters and transformers is 10 years, while the effective life of PV modules is 25 years. The owners of the solar parks will bear the costs of replacing equipment after the expiration of the warranty periods.

Solar Park Project Financing

The financing of a solar park is typically arranged by the project sponsor who sets up a project company, a special purpose vehicle, to own a particular solar park or portfolio. Contracts and other agreements are typically entered into under the name of the project company, which in certain cases is an affiliate of which we hold the minority interest.

Construction costs are funded by our working capital. Where possible, we seek to negotiate favorable credit terms with our equipment suppliers or EPC contractor, such that payment is not due until several months following the completion of construction and connection. Following connection in order to optimize the solar park’s capital structure, pay our contractors and replenish our working capital, we typically pledge the solar park assets to raise debt financing. Such debt financing usually has a term of over 15 years.

Debt financing for our solar parks is typically obtained from local banks, such as is the case in the Czech Republic, Canada and Japan.  For example, in November 2012, we entered into senior loan facility agreements for CZK363 million with PPF Banka a.s. to refinance our solar parks in the Czech Republic.  In December 2014, we closed on a loan of CAD3.5 million to refinance our solar parks in the Canada, representing the first tranche of a CAD21.7 million facility agreement with PNC bank.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area, In December 2014, debt financing application for one of our project in Chile was officially approved by the Inter-American Development Bank (“IDB”), with total amount of US$50 million.

Acquisition of Assets

We may from time to time acquire businesses, solar parks or other assets from related parties or independent third parties which we believe will complement our current operations and expansion strategies. A majority of our directors, including all of our independent directors, must approve such acquisitions.

With respect to the acquisition of solar parks, our board of directors shall formulate a uniformed standard accessing target assets, and such standard may be adjusted from time to time based on our company’s business, financial condition and results of operations. Our board of directors may consider the following criteria, among others:

·                                          the internal rate of return of the project before leverage;

·                                          our debt-service coverage ratio;

·                                          the effective sun irradiation hours of the project, after discounting for performance;

·                                          the use of reliable, financeable brands for and technical specifications of the key components, including modules, invertors, mounting systems, racks/tracking system, EPC integration services;

·                                          any guarantees on performance, as well as any compensation for failing to perform;

·                                          clear and reliable opinions from third party professionals after thorough technical, financial, tax and legal due diligence; and

·                                          adequate payment terms matching relevant milestones.

In connection with the acquisition of any business from a related party, if any part of the consideration in such acquisition is our securities, the value of such acquisition is equivalent to 20% or more of our market capitalization (as measured as an average over the 30 days prior to the date of determination) and our market capitalization as so measured is less than US$1.0 billion, we will engage an independent consulting or valuation firm to assess the transaction. Such acquisition will be subject to the approval of two-thirds of all shareholders who participate (in person or by proxy) in a shareholders’ meeting approving such transaction after sufficient notice is given to ADR holders to participate in any such meetings.

If we have purchased assets from a related party during any twelve month period (the “Related Party Purchases”), and the aggregate dollar value of the consideration for the Related Party Purchases during the twelve month period preceding the most recent Related Party Purchase, together with the most recent Related Party Purchase, is at least equivalent to 20% or more of our market capitalization (as measured as an average over the 30 days prior to the most recent Related Party Purchase) and our market capitalization as so measured is less than US$1.0 billion, the most recent Related Party Purchase will be subject to the approval of two-thirds of all shareholders who participate (in person or by proxy) in a shareholders’ meeting approving such transaction after sufficient notice is given to ADR holders to participate in any such meetings. For more information about acquisitions from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our Historical Project Affiliates

We have historically formed project affiliates for solar park co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long-term potential of the IPP solar parks. As of the date of this annual report, we or Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, have held equity interests or are currently holding equity interests in four affiliates, China New Era International Limited, ChaoriSky Solar Energy S.a.r.l. , RisenSky Solar Energy S.a.r.l and Oky Solar Holdings, Ltd. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Partners that are module manufacturers are able to contribute their modules to the affiliates and we are able to sell permits and provide EPC services. In addition, the majority owner of our affiliates generally provides EPC bridge financing or corporate guarantees for long-term loans. When the solar park is complete, the majority owner may purchase our minority equity position in the affiliate or continue with the existing equity arrangement. In addition, the affiliate may sell the solar park to an independent third-party or to the affiliate’s other owner itself or hold it and sell electricity to the power grid, as an IPP. We have also developed permits and solar parks, which were sold directly to our affiliates.

Historically, a significant portion of the revenue that we derived from our affiliates was through selling permits and providing EPC services to the affiliates. Going forward, we expect to derive revenue from providing O&M services under long-term contracts to the solar parks constructed by these entities. As we strengthen our own financing capabilities, we expect the revenue contribution of our affiliates to decrease significantly going forward.

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
China New Era International Limited	40,676	20.0	1,670	4.6	9	—
ChaoriSky Solar Energy S.a.r.l.	87,292	42.8	3,342	9.2	—	—
Oky Solar Holdings, Ltd.	—	—	—	—	1,517	4.6
RisenSky Solar Energy S.a.r.l.	5,503	2.7	542	1.5	253	0.8
Sky Global S.A.	—	—	10	—	9	—
Total	133,471	65.5	5,564	15.3	1,788	5.4

From July 2011 until November 2013, we were engaged in a joint venture with Shanghai Chaori Solar Energy Science & Technology Co., Ltd., a Shenzhen-listed company, or Chaori. Chaori, through its affiliate, Hong Kong Chaori Solar Energy Science & Technology Co., Ltd, or Chaori HK, held 70% of the share capital of the joint venture entity, ChaoriSky Solar Energy S.a.r.l., or ChaoriSky Solar, and we held 30%. ChaoriSky Solar is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture was governed by the articles of association of that company. Our founder, chairman and chief executive officer is a minority shareholder of Chaori, the affiliate’s other owner, but is not a member of the board and does not otherwise exert any significant influence over Chaori. In March 2012, China Development Bank loaned ChaoriSky Solar in an amount of EUR43.1 million for the development of six solar parks in Bulgaria with an aggregate capacity of 30.7 MW, which was guaranteed by Chaori. From 2011 to 2013, ChaoriSky Solar constructed and held solar parks in Bulgaria and Greece. We sold permits and rendered EPC services to ChaoriSky Solar during the period and recorded a total of US$119.9 million in revenue from 2011 to 2013. Due to the deterioration of Chaori’s business, it failed to secure another anticipated loan from China Development Bank in the first quarter of 2013. As of November 18, 2013, we had collected US$68.7 million in cash from ChaoriSky Solar and had amounts due to us from ChaoriSky Solar totaling US$64.6 million, of which US$51.2 million was overdue. In November 2013, we entered into a series of related agreements to transfer our 30% equity interest in ChaoriSky Solar to Chaori HK and acquired the equity interests in certain entities holding 18.3 MW of IPP solar parks in Greece and related assets and liabilities and recorded cost of US$65.2 million, in exchange for the settlement of trade and other receivables due from ChaoriSky Solar of US$64.6 million. Upon completion of these transactions, we incurred a payable of US$0.6 million due to ChaoriSky Solar. We currently do not hold any equity interest in ChaoriSky Solar and do not intend to further engage in any joint ownership of future solar parks with Chaori.

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a.r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2014, RisenSky has completed 12.3 MW of solar parks in Bulgaria.

In December 2012, Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, jointly formed an affiliate, China New Era International Limited, or China New Era, with China New Era Holding (Group) Co., Ltd., or China New Era Holding. Our former shareholder, Sky Solar Holdings Co., Ltd., holds 49% of the share capital of China New Era, while China New Era Holding holds 51% of the share capital. China New Era is organized as a limited liability company under the laws of Hong Kong, and Sky Solar Holdings Co., Ltd.’s cooperation under the venture is governed by the articles of association of that company as well as by the provisions of a shareholders agreement between Sky Solar Holdings Co., Ltd. and China New Era Holding. As of December 31, 2014, China New Era has completed 30.5 MW of solar parks in Greece.

In 2013, Sky Solar Japan K.K. entered into an agreement with Orix K.K. (a publicly-listed company in Japan and the United States) to register in Japan a private limited liability company, Oky Solar Holdings, Ltd., in which 30% of the share capital is subscribed by Sky Solar Japan while the remaining 70% is subscribed by Orix K.K. Oky Solar Holdings, Ltd is engaged in the business of developing solar parks. We recognized revenue in the amount of US$1.5 million from the sale of permits and provision of EPC services to Oky Solar Holdings, Ltd. in the year ended December 31, 2014. We are able to exercise significant influence over Orix Solar Holding, Ltd. through our 30% ownership interest and participation on the board.

Competition

We believe that our primary competitors are local and international developers of solar parks, many of whom are integrated with upstream manufacturers.

We believe that we can compete favorably given that the key competitive factors for solar park development and operation include, without limitation:

·                                          access to financing, including debt and equity financing at the project and company levels;

·                                          site selection and sourcing of solar parks;

·                                          permit and project development experience and expertise;

·                                          reputation and track record;

·                                          relationship with government authorities and knowledge of local policies;

·                                          ability to secure high-quality PV modules and balance-of-system components at favorable prices and terms;

·                                          control over the quality, efficiency and reliability of solar park development; and

·                                          expertise in providing operation and maintenance services.

However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We face significant competition in certain markets in which we operate.”

Facilities

Our principal executive offices are located at Suite 1604, 9 Queen’s Road, Central, Hong Kong Special Administrative Region, People’s Republic of China, which occupies approximately 1,320 square feet of space. We also have 11 leased offices in the China, Japan, Luxembourg, Greece, Canada, Germany, Chile, Spain, Uruguay and Bulgaria.

We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business, however, changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may result in seasonality becoming significant to our business.

Regulatory Matters

We develop, sell and operate our solar parks around the world, and as such we are subject to laws in multiple jurisdictions that affect companies developing and operating solar parks, many of which are still evolving and could be interpreted in ways that could harm our business. For example, we are subject to laws relating to:  permit development for solar parks; engineering and constructing solar parks; solar park operations and power generation; connecting and selling electricity to the power grid; and PV and other applicable renewable energy tariffs and incentives.

Although we develop and operate solar parks all over the world, our current solar park development business is primarily based in Japan, Canada, Uruguay, Chile, Greece and Bulgaria, and as such, we are primarily governed by and especially sensitive to the laws and regulations of such jurisdictions, including the following:

Japanese Regulations

Electricity Business Act (Denki Jigyo Ho)

The Electricity Business Act provides a regulatory framework of the electricity business. It regulates the construction, maintenance and operation of electric facilities for the purpose of assuring public safety and promoting environmental preservation.

Business License/Notification. In cases where a person intends to conduct an energy power generation project which falls under one of the four categories of an “electricity business” as defined in the Electricity Business Act, a license from the METI must be obtained, or notification must to be submitted to METI before the business commences. Under the Electricity Business Act, licenses/notification are required for:

·                                          General Electricity Businesses:  A general electricity business license is needed before a power generation facility can supply electricity to meet general demand of the electricity for the General Electricity from general public;

·                                          Wholesale Electricity Businesses:  A wholesale electricity business license is needed before a power generation facility can supply the electricity facility of a general electricity utility with electricity to be used for its general electricity business, if such electric facilities satisfy any of the following conditions:

(a)         The aggregate output capacity of the electric facilities exceeds 2,000,000 kWh; or

(b)         The electric facilities are used for transformation of electricity, power transmission and distribution of electric power and prepared only for the purpose of conducting businesses where the Wholesale Electricity Utility supplies electricity on behalf of General Electricity Utilities and the output of such supply of electricity exceeds 1,000 kWh (in the case that the contract term of the substitution supply exceeds 10 years) or 100,000 kWh (in the case that the contract term of the substitution supply exceeds 5 years)

When solar park owners intend to conduct a solar power plant business, the output capacity of which is under 2,000,000 kWh outlined in condition (a) the business is less likely to require a wholesale electricity business.

·                                          Specified Electricity Businesses:  A specified electricity business license is needed before a power generation facility can supply electricity to meet demand at a specified service point which is separated from a general demand. Such specified service point is to be designated by a party who wishes to run Specified Electricity Business; and

·                                          Specified-Scale Electricity Businesses:  A specified-scale electricity business notification is needed before a power generation facility can supply electricity (excluding, however, businesses supplying electricity prescribed in Article 17, paragraph 1, item 1 of the Electricity Business Act, and businesses conducted under a license set forth in the said paragraph) via electric lines maintained and operated by another electricity utility who is licensed for General Electricity Businesses, or General Electricity Utility, or conducted by General Electricity Utility to meet the demands of under-served electricity users outside of its service area under the regime set forth by an Ordinance of the METI.

Supply Conditions for Wholesale Supply. Article 2 (1)(xi)(xii) of the Electricity Business Act indicates those specified by an Ordinance of METI and who provides electricity to a general electricity utility to be used for its general electricity business, excluding supply through a cross-area wheeling service, except for general electricity utilities and wholesale electricity utilities, is a “wholesale supplier.”  The METI has specified that entering into a contract with a general electric utilities to supply (i) 1,000 kW or more for at least 10 years, or (ii) 100,000 kW or more for at least five years will be considered “wholesale supply,” and, as a result, any person providing such wholesale supply is a wholesale supplier to the extent that the business meets the other conditions above.

Pursuant to Article 22 (1) of Electricity Business Act, a party or a person who conducts wholesale supply must notify the METI before starting to supply electricity, and such a party or a person shall not provide electricity at rates or other supply conditions other than those for which the notification was given to the METI.

In this regard, parties or persons running an IPP business may notify the METI before starting to supply electricity, even though its business is not judged as General Electricity Business or Wholesale Electricity Business.

Regulations on Electric Facilities

The Electricity Business Act requires an electricity utility to take several measures when operating “electric facilities,” which are defined as machines, dams, waterways, reservoirs, electric lines and other facilities installed for the purpose of generating, transforming, transmitting, distributing or using electricity. The details of the measures to be taken vary depending on the size of the output capacity and purpose of each electric facility.

Based on the timeline for implementing the project, there are three key measures that need to be taken:

·                                          A construction plan notification must be submitted to the METI by no later than 30 days prior to the commencement date of construction project, except for projects with capacities less than 2,000 kW;

·                                          As a matter of practice, an outline of the established safety regulations and the appointment of a chief engineer for the electricity facilities must be provided to the METI along with the construction plan notification; and

·                                          A system of self-inspection of the electric facilities must be submitted to the METI prior to commencing use thereof, except for projects with capacities less than 2,000 kW.

Feed-in Tariff

The FIT scheme is established by The Act on Special Measures concerning the Procurement of Renewable Electric Energy by Operators of Electric Utilities, or the Renewable Electric Energy Act.

Under the Renewable Electric Energy Act, electric utility operators are obliged to enter into PPAs and interconnect their electric transmission and other electricity facilities with the power generation facilities with suppliers of renewable electricity only when the suppliers of renewable electricity obtain the license from, and comply with other requirements of, the METI. On an annual basis, the METI is to set the electricity price for the contracts during such term and to report the same to the Diet.

Certification. In order to participate in the FIT scheme, a power plant owner must be certified by the Minister of Economy, Trade and Industry under Article 6 of the Renewable Electric Energy Act. Pursuant to the provisions of Ordinance of the METI, the power plant owner must meet the following requirements:

·                                          the facility for supplying renewable electricity must conform to the standards prescribed by the Ordinance of the METI; and

·                                          the method of generating electricity must conform to the standards prescribed by the Ordinance of METI.

METI may reject the certification in cases where METI finds that the facility and the method of generating electricity do not meet the standards required.

Determination of price. The price and term for PPAs varies depending on the type, installation mode, scale and other factors of the relevant renewable electricity source, and is to be determined by the METI after their consideration of the opinions of other relevant governmental ministries as well as the opinion of a procurement price calculation committee, consisting of five members appointed by the METI with the approval of the Diet.

The Minister of the METI has set the procurement price for solar power electricity when the total size of the output capacity of the facility for supplying renewable electricity exceeds 10 kW:

·                                          as 40 yen (tax excluded) per kWh over the next 20 years, for those facilities receiving a connection offer from the grid utility between July 1, 2012 and March 31, 2013;

·                                          as 36 yen (tax excluded) per kWh over the next 20 years, for those facilities a connection offer from the grid utility between April 1, 2013 and March 31, 2014;

·                                          as 32 yen (tax excluded) per kWh over the next 20 years, for those facilities receiving a connection offer from the grid utility after April 1, 2014;

·                                          as 29 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from April 1, 2015 to June 30, 2015; and

·                                          as 27 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from July 1, 2015 to March 31, 2016.

In addition METI considered reform measures on their solar energy policies and introduced these reform measures in April 2015. These reform measures include the following:

·                                          For facilities with respect to which a connection offer was not received by March 31, 2015, the electricity purchase price shall be fixed at the rate applicable when the grid-connection agreement is executed between the grid utility and the solar energy producer;

·                                          For facilities contemplating an increase in capacity on or after February 15, 2015 or to change on or after the same date such to solar cells differing in type, conversion efficiency, etc. from those originally notified, the electricity purchase price shall be generally fixed at the rate applicable when the capacity increase or the change of solar cells is consummated;

·                                          General electricity utilities are allowed to terminate a grid-connection agreement, if (x) a solar energy producer does not start its output operation on the commencement date provided for in the grid-connection agreement or (y) a solar energy producer does not pay, within one month of the conclusion date of the grid-connection agreement, the construction fee provided for in the agreement; and

·                                          In addition to Hokkaido Electric Power, six general electric utilities (Tohoku Electric Power, Hokuriku Electric Power, Chugoku Electric Power, Shikoku Electric Power, Kyushu Electric Power and Okinawa Electric Power) are newly allowed to enter into a grid-connection agreement, where those general electricity utilities may restrict output hours of each solar energy producer by longer than 360 hours for one year.

In order to execute an electricity supply agreement with an operator of electric utilities under the Renewable Electric Energy Act, a written application detailing the outline of solar power electricity, the format of which is usually prepared by the operator of electric utilities must be submitted to the operator of electric utilities, after which such operator will approve the application unless there is “a likelihood of unjust harm to the benefit of operators of electric utilities” or “a just reason as set forth in the Renewable Electric Energy Act.”

Regulations Specifically Relating to Construction

The following is a list of the major Acts that stipulate regulations depending on the nature of the land where a power plant is to be constructed:

Name of the Act	Applicable Case (subject to possible exceptions)

National Land Use Planning Act (Kokudo Riyou Keikaku Hou)	When the targeted land has more than a certain area as stipulated in the National Land Use Planning Act.

City Planning Act (Toshi Keikaku Hou)	When the targeted land is designated as a city planning area or a quasi-city planning area under the City Planning Act.

Agricultural Land Act (Nochi Hou)	When the targeted land is classified as agricultural land.

Forest Act (Shinrin Hou)	When the targeted land is located in an area where a local forest plan (Chiiki Shinrin Keikaku) is to be implemented.

River Act (Kasen Hou)	When the targeted land is located in the area of a river or is designated as a river conservation area (Kasen Hozen Kuiki).

Civil Aeronautics Act (Koku Hou)	When the targeted land is located close to an airport.

Soil Contamination Countermeasures Act (Dojo Osen Taisaku Ho)

When a person extracts soil or takes any other action that changes the character of the targeted land and such targeted land has more than a certain area as stipulated in the Soil Contamination Countermeasures Act.

Chilean Regulations

Electric Energy Specific Applicable Permits

Electric Concession and Other Production Licenses. Chilean regulations, in particular the Electric Law (Decree Law No. 4/ 2007 and its amendments) do not require an electric concession or a production or operation license to build and operate PV power plants or to commercialize its production.

Interconnection to the Electric System. Usually a power plant will be interconnected to the grid. To be interconnected to the grid, it will need to pass interconnection and synchronization tests before the relevant Centro de Despacho Económico de Carga (CDEC-Sistema Interconectado Central o SIC or CDEC-Sistema Intercoentado del Norte Grande o SING, the two major electric systems in Chile) a private entity that operates the grid and aims to promote the stability of the system, among others functions. New generators must also not affect the stability and quality of the electric system and must comply with certain technical requirements to interconnection and supply energy into the electric system.

The CDEC’s board of directors is formed by representatives of the generators, transmitters and industrial or other big consumers. They decide and coordinate the operation of the electric system, including the dispatch of generation units, regardless of their ownership and of the characteristics of the respective contracts. They aim to minimize the global costs of the operation, while maintaining the quality and safety of the service.

Use of Third Parties Transmission Lines. Generators have guaranteed access to use all electric installations that occupy public property if capacity is available, power lines, power substations and other components of the transmission system. Any complaint regarding a restriction to this right to free access can be brought before a specialized committee regulated under the Electric Law (regulated on art. 208 and followings). Generators must pay the full cost of increasing the transmission capacity to meet the generator’s needs.

Generators will pay a fee for the use of transmission installations. The fee must comply with the legal requirements of non-discrimination or overcharge. The right to free access is also constrained by the actual availability of capacity on the transmission grid.

Environmental Approval. Environmental approval is needed for any electric power plant over 3 MW of gross capacity before it can begin construction. The environmental approval process will be more or less complex depending on the particular characteristics of the project. It may require only a statement that the project will not have a major environmental impact. However, a complete environmental assessment study may be required for those projects that may produce any of the negative effects referred to in Article 11 of the Environmental Law (Ley No. 19.300).

Right of Way for Electrical Transmission Line. A right of way for electrical transmission line is not required if the developer obtains private agreements with the owners of all affected properties. Otherwise, a right of way must be obtained through legal servitudes and electric concessions, regulated both in the Electric Law.

Direct Authorization of Use of Public Properties. The direct authorization of use of public properties is required for projects that occupy public goods. In order to obtain the direct authorization, a project owner must apply to the authority, giving information in regard with the expected use of the public goods. Since there is a public interest for the development of clean energy sources, getting such authorization does not represent quite a complex process.

Land-use Change. Projects can only occupy lands designated for industrial use, and if the land has a current different defined use—as agricultural—it shall be change to an industrial one through an administrative proceeding. Such proceeding could become more demanding and complex if the land has some preferred uses, as environmental conservation or tourism. A project that has been granted with an environmental approval shall not meet an complex issue obtaining this authorization.

Construction Permit. A construction permit must be granted by the local city plan department, which analyzes whether such construction meets the relevant safety and engineering construction requirements—basically will be focus on inhabited buildings, for the safety considerations before referred—it will also be necessary to obtain a verification of construction work upon completion, certifying that as-built construction is consistent with the granted construction permit.

Dispatch and Commercialization of the Chilean Electricity Market

Generators can freely choose between selling their production in the spot market at a spot price, or commercializing their production through PPAs, without price fixing, either directly, with medium and large consumers, or in public biddings to provide distribution companies with PPA. Generators can even sell, if taking the second option, more capacity than that they could produce with their own power plants, but in this case, will have to obtain energy to supply the negative balance from other generators.

Green Energy Credits—Quota System

Generators are required to generate a certain portion of the energy that they sell to grid from non-conventional renewable sources. Non-compliance fines have issued to generators that have not sourced a sufficient amount of energy from non-conventional renewable sources. For those PPAs signed between August 31, 2007 and July 1, 2013, 5% of total energy sold must be from non-conventional renewable sources, and this minimum requirement percentage rises by 0.5% per year each year, reaching 10% in 2024. For those PPAs signed subsequent to July 1, 2013, the percentage of energy required to be sourced from non-conventional renewable sources increases each year by 1% between 2014 and 2020, 1.5% from 2021 to 2024 and 2% in 2025, until reaching 20% by 2025. The annual percentage increase will vary for different PPAs, depending on the date that they commenced operations.

In order to comply with the quota, generators may buy renewable energy credits from third parties. Generators that generate a surplus of renewable energy may sell their surplus energy on open markets, such as the SING and the SIC-.

Taxation

There is no special tax regime for electricity generation. For this reason, generators are usually taxed at the ordinary corporate income tax rate. Chile is currently changing its tax law structure. The present corporate income tax rate is declared annually with a rate of 21% for 2014 through 2017, which will increase to 27% in 2018.

An “Additional Tax” is imposed on non-resident investors on any income derived from Chilean sources by non-resident investors. The general rate of this “Additional Tax” is 35%, but usually the amount of tax paid by the Chilean corporation receiving the investment can be credited against this “Additional Tax.”

For the projects to be developed in the northernmost Administrative Region XV of Chile, pursuant to D.FL. No. 1/2001 issued by the Ministry of Economy, which consolidated Law 19.420 and its amendments, industrial investments, including energy investments, will enjoy certain benefits with respect to taxes and customs duties. These benefits can be accumulated up to 2015 and applied through 2045 on the eligible companies’ annual income tax return. These benefits will allow developers to enjoy a 30% tax credit for investments in the acquisition of fixed assets related to construction, machinery and equipment, under certain specified conditions.

Greek Regulations

Regulation of PV and the Renewable Energy Power Industry

Production License. Pursuant to Law 3468/2006, a production license must be obtained from the Regulatory Authority for Energy, or RAE, for power plants with installed capacities over 1 MW. Production licenses are valid for up to 25 years upon issuance and can be renewed for another 25 years. Production licenses will be void if an installation license is not obtained within 30 months after the issuance of the production license. The PV stations with installed capacity less than or equal to 1 MW are exempted from the prerequisite to obtain a production license, as well as from the prerequisite to obtain an installation and operation license.

Law 3468/2006, provides for the following agreements:

Offer for Connection:  An offer for connection is required in order for solar parks to be connected to the grid (for solar parks that must be connected to low or medium voltage lines) or to the system (for projects that must be connected to high voltage lines). Pursuant to the provisions of Law 4152/2013, an offer for connection is issued by the HEDNO S.A. The offer for connection will outline the necessary grid development work that the operator is obligated to conclude before the PV station can be connected to the power grid, the deadline for the construction of such work and the fees that must be paid to the HEDNO S.A. The offer becomes final and binding for both parties after the submission of the environmental terms approval to the relevant operator of the electricity market, the written acceptance of such operator and the payment of the relevant fee by the owner of the PV station.

·                                          Connection Works Agreement:  A connection works agreement for the construction of the power grid connection works shall be entered by and between the owner of the PV station and the operator. Pursuant to Law 4001/2011, a connection works agreement is a condition precedent for the signing of the PPA. The connection works agreement outlines the necessary grid development work for the connection of the PV station to the power grid, the deadline for the construction of the work and the cost as referred to the offer for connection.

·                                          Power Purchase Agreement:  A PPA must be signed by and between the owner of the PV station and the operator of the electricity market. Until January 31, 2012, the PPA was entered into by the owner of the PV station and the Hellenic Transmission System Operator (in Greek abbreviation DESMIE S.A.). After Law 4001/2011 came into force, and pursuant to the decisions No 56 and 57/ January 31, 2012 of RAE, from February 1, 2012, the PPA shall be entered into by the owner of the PV station and LAGIE S.A. as the operator of the electricity market was renamed. By virtue of the PPA, the operator of the electricity market is obliged to buy the energy produced by the PV station. The terms of the PPA are standard and have been defined by Ministerial Decision AY/F1/oik 17149 (BoGG B 1497/6.9.2010). The PPA will define the duration of the PPA, the power purchase price, the method of payment and the settlement of disputes. The PPA is binding for both parties on the date of the signing or on the date of the issuance of the installation license, in case it is required. It starts from the date of the issuance of the operation license or from the successful completion of the testing period of operation, in case the PV park is exempted from the obligation of granting such a license, and will last for 20 years.

Installation License. Pursuant to article 8 of Law 3468/2006 as amended by article 3 par. 2 of Law 3851/2010 the PV parks with installed capacity over 1 MW are obliged to be granted an installation license. The local technical control council is responsible for issuing the installation license. The term of validity is two years. The construction must be completed within the term of validity. It may be prolonged for another two years if:  (i) within the period of two years, the solar park has been constructed at a percentage corresponding to more than the 50% of the total investment; (ii) the PV park is not operating, but the relevant purchase agreements for the modules, inverters and other equipment have been signed, or (iii) any of the required licenses for the installation of the solar park are suspended via a judicial decision.

Due to a new modification of article 8 of Law 3468/2006 by article 1 of the very recent Law 4203/2013 (BoGG A 235/1.11.2013) the installation can be prolonged:  (a) for 2 years if:  (i) the fundamental works corresponding to the 50% of the total budget have been completed; (ii) the relevant purchase agreements for the equipment have been signed or the owner of the PV station has already paid the cost corresponding to the 50% of the total budget; or (iii) any of the required licenses for the installation of the solar park are suspended via a judicial decision; and (b) for 18 months additionally if:  (i) the completed works correspond to the 40% of the total budget; or (ii) any of the required licenses for the installation of the solar park are suspended via a judicial decision.

Construction Approval for Small Scale Solar Parks. Pursuant to the Ministerial Decisions YA 36720 (BoGG B 376/6.9.2010) and YA 40158 (BoGG B 1556/22.9.2010), the local city plan department must issue a construction approval for small-scale works. Such licenses are valid for six months, and may be extended. If any structural parts of the solar parks require the use of concrete, the owner of the PV station will also have to obtain a building permit before beginning construction. Such a permit requires the submission of a civil engineer’s study to the local city plan department. The issuance of such permits usually can be concluded within a few months from the submission.

Operation License. Pursuant to Law 3468/2006, solar parks with installed capacity above 1 MW must acquire an operation license from the local technical control council. Such licenses are granted after the successful commencement of the testing operation period. According to the Ministerial Decision YA 13310/2007 (BoGG B 1153/10.7.2007), the operator considers the commencement of the testing operation period successful when the PV station functions for 15 days in a row and without any problem from its connection to the power grid. Such licenses are valid for 20 years, and may be extended.

Feed-in Tariff (FIT). According to article 27A par. 5 of Law 3734/2009, as amended by article 186 par. 1 of Law 4001/2011, the FIT shall be determined based on the signing date of the PPA, provided that:  (a) the completion of the documentation required for application, including the production license, in case it is applicable, the offer for the connection, the signed connection works agreement, the approval for environmental terms or the exemption, the documentation attesting the corporate status of the owner of the PV station, the documentation attesting the ownership or the lease agreement of the installation plot ; and (b) solar parks with installed capacity less than 10 MW are connected within 18 months and solar parks with installed capacity equal or above to 10 MW are connected within 36 months respectively from the date of the filing.

Following an amendment of the relevant legislation by Law 4254/2014, the FIT applied to all the operating PV stations was adjusted as follows (prices are quoted in Euro/MWh) starting from April 1, 2014:

	Connection System
Connection Period	≤100 kW		100 kW<P(1) ≤500 k W		500 kW<P ≤1 MW		1 MW<P ≤5 MW		P>5 MW
	WOS(2)	WS(3)	No	Yes	No	Yes	No	Yes	No	Yes
Before 2009	—	445	—	390	—	385	—	385	—	385
1st quarter 2009	—	440	—	375	—	365	—	365	—	355
2nd quarter 2009	—	435	—	370	—	345	—	345	—	325
3rd quarter 2009	—	430	—	365	—	325	—	325	—	315
4th quarter 2009	—	425	—	350	—	315	—	300	400	300
1st quarter 2010	—	400	—	335	—	315	—	290	390	280
2nd quarter 2010	—	380	—	315	—	315	400	285	390	270
3rd quarter 2010	—	365	—	295	400	295	380	260	375	255
4th quarter 2010	—	345	395	280	395	280	355	245	360	240
1st quarter 2011	—	335	390	270	375	260	340	235	335	225
2nd quarter 2011	—	320	375	260	365	250	330	225	320	220
3rd quarter 2011	430	305	360	250	360	245	310	215	300	205
4th quarter 2011	405	285	330	230	325	225	290	200	280	190
1st quarter 2012	375	265	305	215	295	205	260	180	260	180
2nd quarter 2012	360	240	280	195	265	185	235	165	230	155
3rd quarter 2012	360	225	265	185	250	175	215	150	210	145
4th quarter 2012	340	215	255	180	240	165	205	145	195	135
1st quarter 2013	285	205	240	170	240	145	195	140	190	130
2nd quarter 2013	270	195	185	160	185	145	185	140	180	130

(1)             “P” stands for power capacity.

(2)             “WOS” refers to solar parks that have not received any Subsidy (as defined below).

(3)             “WS” refers to solar parks that have received Subsidy.

Under Law 4254/2014, “subsidy” refers to any subsidy, which equals to at least 20% of the cost of the investment for the solar park, provided by Greek law favoring investment in and development of solar parks, or provided through admission to programs financed by Greek’s national or/and European Union’s resources. The FIT prices indicated by the foregoing chart may be adjusted by a decision of the Ministry of Environment, Energy and Climate Change, and such adjustment decision will only apply to PV stations that connect to grid two years since December 31 of the year in which such decision is issued.

The prices indicated by the foregoing chart do not apply when higher than the prices under the PPA for January 2014. For PV stations with capacities equal to or over 20 kW, the prices indicated above will be increased by 10%, as long as the increased prices do not exceed the prices under the PPA for January 2014.

For the application of the foregoing FIT, all PV stations are considered as having received Subsidy. Within four months of April 1, 2014, LAGIE S.A. will create an electronic database where each PV station will need to file, no later than two months after the database starts operating, a declaration in electronic form specifying the amount of investment for such PV station and whether it has received any Subsidy. If this declaration is not timely filed than the PV stations that qualify as WOS, will be classified as such from the first day of the month that follows the month the declaration is filed.

Moreover, Law 4254/2014 provides that within two months of April 7, 2014, PV stations are obliged to provide a discount, ranging from 34% to 37.5% for PV stations with capacities more than 100 kW and at 20% for PV stations with capacities less than or equal to 100 kW, retroactively to the electricity sold to LAGIE S.A. in 2013.

Unless the above discount is provided, LAGIE S.A. will suspend its obligation to pay for the electricity that has been delivered by the PV stations but the bill of which has not been settled.

For the PV stations that agree to the foregoing discounts, the levy as described in the Taxation section below will be recalculated based on the reduced revenue due to the discounts.

For PV stations with less than 12 years of operating history and for which FIT are adjusted according to the chart above, the duration of PPA for such PV stations will be extended for another 7 years. For the extension period, a qualifying PV station can choose, between the following two options concerning the price for the electricity it generates not later than six months before commencement of the extension period:

(1)         that the price will be calculated based on a method defined by a decision of the Ministry of Environment, Energy and Climate Change, taking into account of characteristics of the technology employed by the PV station and the technology’s contribution to the stability of the electric system as well as the market prices of electricity; or

(2)         a price of 90 Euro/MWh for a maximum amount of generated energy per annum to be calculated according to the following formulation:  Energy (in kWh) = Installed Power (kW) multiplied by an efficiency factor, which for a qualifying PV station equals 1,500.

If a qualifying PV station fails to submit its choice of the foregoing options within six months prior to the extension period, the applicable electricity price will be calculated based on the lower of the outcome of (1) or (2).

The Ministerial Decision UAPE/F1/1288/oik 9011 (BoGG 1103/2.5.2013) valid from June 1, 2013 has changed the prices as follows:

		Connection System
Year	Month	>100 kW	<100 kW
		Euro/MWh	Euro/MWh
2013	February	95.0	120.0
	August	95.0	120.0
2014	February	90.0	115.0
	August	90.0	115.0

Environmental Protection

Pursuant to Laws 3468/2006 and 3851/2010, an approval of the environmental terms conditions must be obtained from the regional Department of Environment and Land Planning prior to the construction of any solar parks with installed capacity from 500 kW to 1 MW. An approval of the environmental terms is also required for the construction of solar parks with installed capacity less than 500 kW, when the respective PV stations are to be installed in NATURA areas, coastal areas, or in a distance of less than 150 m from another RES project. For solar parks that are exempted from the requirement to obtain an approval of the environmental terms conditions, an exemption is issued by the competent authority prior to construction. Owners of solar parks with installed capacity above 1 MW must apply for an approval of environmental terms in order to be granted an installation license. The application shall be submitted with an environmental impact study and opinions from competent environmental protection departments and other authorities, such as the chief of staff of the Ministry of Defense, the Administration for Tourism, the Administration for Forest, the Agriculture Development Council, the city plan council, the local land plan and environment commission), depending on the solar park, concerning whether the solar park can be installed to the exact spot and under which conditions. The competent authority examines the environmental impact of the solar park and the proposed mitigation measures and opines on whether to issue an approval of environmental terms within four months from the completion of the folder. This approval is valid for 10 years and can be extended twice for the same period of time, if a relevant application is submitted up to six months before the expiration of the said decision.

Forest Impact Assessment. If a solar park is located in a forest area, a forest impact assessment is mandatory and the competent forestry office is responsible for the approval.

Taxation

Law 4093/2012 (Par. I, Subpar. I.2.), as amended by law 4152/2013 (Par. I., Subpar. I.4.8.), provided for an imposition of a levy, ranging from 25% to 42%, on the sale price (without Value-Added Tax) of electricity produced by renewable energy sources stations for every sale that takes place for the time period between July 1, 2012 to June 30, 2014. This levy is repealed by Law 4254/2014, effective from April 1, 2014.

According to Law 4152/2013 (Par. I, Subpar. I.2.3.), as amended by Law 4254/2014, an annual levy of 1,000 Euro/MWh will be imposed for PV stations starting from January 1, 2015 and onwards, payable during the first quarter of each year.

Bulgarian Regulations

Renewable energy in Bulgaria is subject to extensive regulations governing a wide range of areas including, among others, project approvals, power generation, transmission and distribution, construction, on-grid tariffs and environmental protection:

·                                          The Energy and Water Regulatory Commission, or CEWR, is primarily responsible for:  examining and issuing permits for the production and sale of electricity to the power grid; examining and issuing permits required for the development of solar parks; setting incentives; and setting installed capacities and voltage classes in designated areas, determination of the prices in the energy sector.

·                                          The Environment and Regional Inspectorate of Environment and Water and the Ministry of Environment and Water are primarily responsible for the examination and approval for the environmental assessment including ecological assessment, environmental impact assessment and compatibility assessment.

·                                          The State Construction Supervisory Commission is responsible for the issuance of operation permits.

·                                          The Agency of Sustainable Energy Development, or the ASED, is responsible for issuing certificates of origin to plant operators to certify that electricity was generated from renewable sources.

Regulation of PV and the Renewable Energy Power Industry

The regulatory framework of Bulgaria power industry is set out in the Energy Law of Bulgaria, effective as of December 9, 2003, as further amended, and the Energy from Renewable Sources Act, or the ERSA, effective as of May 3, 2011, as further amended.

One of the purposes of Energy Law is to ascertain the safety and reliability of the Bulgarian energy sector. The Energy Law sets forth the main regulatory requirements for the power industry in Bulgaria, including, among others, the issuance of permits for the production and sale of electricity to the power grid and permits required for the development of solar parks.

The Renewable Energy Law specifies the criteria for connecting a power plant to grid and the incentives provided for development of renewable energy projects.

In 2014, the Bulgarian legislature adopted the Act on the Economic and Financial Relations with Companies Registered in Preferential Tax Regime Jurisdictions, the Persons Related to Them and Their Beneficial Owners, which imposes a prohibition for companies registered in preferential tax regime jurisdictions, and the persons related to them, to be directly or indirectly involved in activities explicitly listed in the Act, including activities under the Renewable Energy Law. The scope of the Act is limited in certain cases, but if so this must be officially declared in the Bulgarian Trade Register.

Special Electric Power Generation Permit. Pursuant to the Energy Law, a permit is needed for the production and sale of electricity to the power grid for power plants with capacities equal to or exceeding 5 MW. The permit will only be granted if the applicant:  (i) is a company incorporated under the Bulgaria Commercial Law, the laws of a member of European Union or the laws of a member of European Economic Zone; and (ii) has technological, financial and operational as specified by a number of regulatory requirements. The maximum initial term of the permit is 35 years and, if the CEWR finds that the applicant’s energy resources and financial situation are stable, can be extended for up to another 35 years.

Grid Interconnection. Pursuant to ERSA and No. 6 Regulation from February 24, 2014 on Connection of Electricity Producers and Customers to Transmission or to the Distribution Electricity Networks promulgated on and in force from April 4, 2014, electric power generated in Bulgaria shall be connected to power grids. Each year by June 30, the Energy and Water Regulatory Commission approves and publishes on its website the anticipated electric power capacities for the one year period commencing from July 1 that can be provided for connection to the electricity transmission and distribution networks from facilities for the production of electricity from renewable sources, classified by areas of connection and voltage levels.

Plant operators shall apply to the power grid operator for connection (art. 23  ERSA). The plant operator shall provide a guarantee of BGN5,000 per MW of the planned capacity to the power grid operator as an advance payment for the connection costs (art. 23 par. 8 ERSA). The requirements of article 23 of ERSA do not apply to the following solar electricity plants: (i) plants with a total installed capacity of up to 30 kW which are built on the roof or facades of buildings connected to the power distribution network and over the land to them, within urban areas; and (ii) plants with a total installed capacity of up to 200 kW which are built on the roof or facades of industrial or warehouse buildings and connected to the power transportation or power distribution network within urban areas.

If the plant operator meets all connection requirements, the power generation company and the power grid operation company shall enter into a preliminary agreement specifying the technical requirements for the project design. When entering into a preliminary agreement, if the capacity of the plant does not exceed 5 MW, the plant operator shall make another advance payment of BGN25,000 per MW to the power grid operation company or, if the capacity exceeds 5 MW, BGN50,000 per MW (art. 29 par. 1 ERSA).

Before construction of the solar park, which usually lasts between 6 and 24 months, a final interconnection agreement entered into between the power generation company and the grid operation company. Then, the interconnection to the grid is constructed and the power plant is interconnected to the power grid in accordance with the agreement.

Capacity limits (quantitative criteria). As of July 1, 2012, grid operators will only be obliged to grant access to power generation companies if the annual grid capacity limits as set by the regulatory authorities have not yet been reached. The capacity limits will not apply to rooftop and facade-integrated plants with a capacity of up to 30 kW, to plants on the roofs and facades of factories and storage buildings of up to 200 kW and to plants that have not applied for a FIT (art. 24 ERSA).

National Action Plan for Energy from Renewable Sources (NAPERS).  In order to achieve the national target of the Republic of Bulgaria to obtain 16% of its energy end consumption from renewable sources, including 10% from renewable sources in transport, the Minister of Energy has developed the NAPERS, which covers the period from 2010 to 2020. The Minister of Energy will develop and produce to the European Commission every two years by December 31, 2021 a report on the implementation of the NAPERS and publish the reports on the internet site of the Ministry of Energy.

Encouragements of ERSA related to preferential price, long term agreements and the special procedure for joining to the electricity grid under Section II of the Energy from Renewable Sources Act shall not apply to energy facilities for the production of electricity from renewable sources that can be applied for joining after the report of the Minister of Energy in which he reported that the national target is achieved.

Balancing Groups. The new Electricity Trading Rules approved by the Commission on Energy and Water Regulation promulgated in State Gazette on July 26, 2013, as further amended, established new rules related to balancing supply and demand in the electricity market. The CEWR issues licenses to group coordinators to balance the supply and demand of electricity generated by a group of electricity power producers. Each electricity power producer is required to join a balancing group and coordinate its production schedule with the group’s demands. In case of breaching the given schedule and in case there is excess supply or demand, the group coordinator and respective participants must pay a fee proportional to the excess in accordance with the calculation methodology established by the CEWR.

On-grid Tariff and Incentives. The obligation to purchase electricity is based on long-term purchase agreements, which have a duration of (i) 20 years for electricity produced from geo-thermal and solar energy as well as for electricity produced from biomass (ii) 12 years for electricity, produced from wind energy, and (iii) 15 years for electricity produced from waterpower stations with installed power of up to 10 MW as well as for electricity produced from other kinds of renewable sources. (art. 31 par. 2 ERSA).

The price of the electricity from renewable sources will remain unchanged at the price in force when the power plant is entered into operation during the term of the long-term electricity purchase agreement, unless in the cases under Art, 32, Para. 4 for bio-mass produced electricity. After the expiration of this term, preferential prices are not provided.

The public provider purchases the generated electricity from renewable sources under the following terms and conditions: (i) at a preferential price for quantities of electricity up to the amount of the determined average annual operation time, according to the decision of the CEWR for determination of a particular producer’s price; (ii) at a price approved by the CEWR at which the public provider sells electricity to end providers and electrical distribution companies for the quantities exceeding the production under item (i); and (iii) the quantities under items (i) and (ii) shall be reduced by the quantities used by the producers for their own needs and for supplies to their branches, enterprises and facilities and which sell at freely agreed prices subject to compliance with the provisions of Chapter Nine, Section VII of the Energy Act and/or at the balancing market.

The CEWR determines preferential prices for buying electricity produced from renewable sources annually by June 30th, with the exception of the energy produced from waterpower stations with installed power above 10 MW, and whenever its analysis has found a significant change in the price-forming elements.

The on-grid tariffs announced for the PV energy for the period from June 2011 to July 2014 are as follows:

	Announced on
	June 2011	June 2012	Sept 2012	July 2013	July 2014
	(BGN)
Mounted on roofs and facades
<5 kWp (category)	N/A	400.70	381.18	353.97	211.81
>5 <30 kWp	605.23	400.70	289.96	284.18	203.97
>30 <200 kWp	596.50	369.08	226.87	211.40	169.12
<1,000 kWp	583.77	316.11	206.34	196.58	144.68

Land
<30 kWp	576.5	268.68	193.42	195.44	152.19
<200 kWp	567.41	260.77	188.10	191.13	143.35
<10,000 kWp	485.60	237.05	171.37	176.29	134.03
>10,000 kWp	N/A	236.26	169.85	160.20	131.36

The last change of the on-grid tariffs (preferential prices) for renewable energy was adopted by decision of CEWR in accordance with art. 32 par. 1 subpar. 1 ERSA issued and effective on July 1, 2014.

Construction of Solar Parks

Pursuant to the Land Structure Law, the following permits must be obtained:

·                                          Design Certificate:  A design certificate contains the relevant information of a land and adjacent land and specific parameter for the construction. If the same information is be included in certain circumstances if a detailed zone plan and the land has been specifically designated for power plants.

·                                         Road Special Purpose Permit:  If construction occurs near a road or crosses a road or when a company intends to build, repair or develop facilities under ground or in the air, a road special purpose permit is required prior to construction.

·                                          Construction Permit:  A construction permit must be obtained prior to the construction of the solar park. The relevant municipality authority will only issue a construction plant after it approves of the investment design plan, which contains the full design of the future power plant and all other objects related that shall be constructed, it will issue a construction permit.

·                                          Operation Permit:  An operation permit must be obtained from the State Construction Supervisory Commission prior to the operation of the plant. The solar park owner must prove that the construction process has complied with laws and regulations.

Environmental Protection

The Environment and Regional Inspectorate of Environment and Waters and the Ministry of Environment and Waters will examine and approve our solar parks for compliance with environmental protection standards based on an ecological assessment, environmental impact assessment and compatibility assessment. In some cases such agencies may also set special requirements for environmental protection to be followed during the construction and operation of the plant.

Ecological Assessment. Plans that may have a comparatively large adverse impact on the ecology must pass an ecological assessment. The Regional Inspectorate of Environment and Waters and the Ministry of Environment and Waters may, at their sole discretion, require an ecological assessment, if it believes that the plan may threaten endangered species or protected areas, especially as considered by international treaties. Normally, the ecological assessment is independent from the environmental impact assessment. However, if one solar park requires both assessments under the regulations, an officer of the Regional Inspectorate of Environment and Waters or an officer of the Ministry of Environment and Waters may decide to run only one assessment at their sole discretion.

Environmental Impact Assessment. Investment projects that may have a significant adverse impact on protected environmental areas must pass an environmental impact assessment. The Regional Inspectorate of Environment and Waters and the Minister of Environment and Waters may, at their sole discretion, require an ecological assessment, if it believes that the investment project may threaten endangered species or protected areas, especially as considered by international treaties. Under Article 39, Appendix 2 of the Environmental Protection Law, such authorities may mandate an environmental impact assessment for solar energy power plants.

Compatibility Assessment. A compatibility assessment tests for the likelihood and severity of adverse environmental conditions. The Environmental Protection Law mandates that certain energy power plants located in the Natura 2000, a natural protection reserve across the European Union, obtain a compatibility assessment prior to the construction of the solar park. In addition, pursuant to the Species Diversity Law of Bulgaria, the competent authorities can also request a compatibility assessment at their discretion if they think the project will materially impact the environment.

Canadian Regulations

Regulation of PV and the Renewable Energy Power Industry

In 2009, the government of Ontario passed the Green Energy and Green Economy Act (2009), or the GEGEA. The FIT Program is administered by the Ontario Power Authority, or the OPA. The OPA is an independent, non-profit corporation established through the Electricity Restructuring Act, 2004. Licensed by the Ontario Energy Board, or the OEB, the OPA reports to the Ontario legislature through Ontario’s Ministry of Energy. The OPA is responsible for:  assessing the long-term adequacy of electricity resources in Ontario; forecasting future demand and the potential for conservation and renewable energy; preparing an integrated system plan for conservation, generation and transmission; procuring new supply, transmission and demand management either by competition or by contract; and achieving the targets set by government for conservation and renewable energy.

A variety of fuel types are eligible under the FIT Program, including wind, PV (rooftop- and ground-mounted), hydropower and biomass. The OPA has established program rules which set out the criteria project developers must meet in order to apply into the FIT Program. The criteria include access to the underlying real property assets used to support the project as well as pre- and post-application security deposits. Once a project developer has met the application criteria, the OPA, along with the power grid operator, determine the availability of connection resources, and if suitable connection resources are available, the project developer is offered an Ontario PPA.

Ontario PPAs have the following material terms and conditions:

·                                          20-year terms with the OPA as the electricity buyer;

·                                          a requirement that the project developer reach commercial operations within one to three years of the signing date of the Ontario PPA. The exact timeline is set by fuel type. Generally, solar parks are required to reach commercial operations within 3 years from the Ontario PPA signing date;

·                                          a requirement that the project developer comply throughout the term with all relevant Ontario electricity system distribution and transmission market rules; and

·                                          restrictions on the assignment of the Ontario PPA or the change of control of the project developer.

The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA has entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MWs. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013.  On July 30, 2014, the OPA offered 500 new contracts under FIT 3.0. On August 29, 2014, the Minister of Energy directed the OPA to extend the FIT 3.0 procurement period. On December 19, 2014, the extended FIT 3.0 procurement period concluded with the OPA preparing to offer 332 new FIT contracts.

On January 1, 2015, the OPA merged with the Independent Electricity System Operator, or IESO. The new organization carries the name IESO and combines the mandates of the former OPA and IESO. The IESO is a not-for-profit corporate entity established in 1998 by the Electricity Act of Ontario. It is governed by an independent board whose chair and directors are appointed by the Government of Ontario. Its fees and licenses to operate are set by the Ontario Energy Board and it operates independently of all other participants in the electricity market.

Under FIT 1.0 and FIT 2.1, PV developers were required to source 60% of the project inputs from Ontario-based sources. The OPA announced in August 2013 that the Ontario content requirements for solar parks developed under the FIT 3.0 program will be reduced as indicated below:

Renewable Energy Technology	Minimum Required Domestic Content Level
PV facilities utilizing crystalline silicon PV technology	22%
PV facilities utilizing thin-film PV technology	28%
PV facilities utilizing concentrated PV technology	19%

In FIT Contract Version 3.0.1, dated August 26, 2014, the domestic content requirement has been deleted.

Development. Subject to certain exemptions, renewable power project developers in the Province of Ontario must obtain a renewable energy approval, or a REA, from Ontario’s Ministry of the Environment in order to reach commercial operations under the terms and conditions of Ontario PPAs. The REA is a comprehensive approval encompassing environmental, First Nations and municipal matters. Solar parks which are located on walls or rooftops are exempt from the requirement to obtain a REA.

Distribution. In most circumstances, project developers must apply to the OEB for an electricity generation license in order to generate electricity that is sold onto the Ontario electricity grid. The OEB also administers the Distribution System Code which sets out the minimum conditions that participants of the distribution system must meet. Participants include retailers, generators, distributors, transmitters and consumers of electricity who use the distribution system.

Construction. In order to connect a renewable power project exceeding 0.500MW to the Ontario electricity grid, a project developer must complete a connection assessment which determines the suitability of connecting the particular project to the local distribution company’s distribution grid. For larger projects, a connection assessment may also be required for connection to the transmission grid. Generally, PV rooftop projects would not require a transmission grid connection assessment. Project developers with successful connection assessments then enter into contractual connection arrangements with the particular local distribution company.

Project developers must comply with the Electrical Safety Code as administered by the Electrical Safety Authority during both the construction and operational phases of a renewable power generation project. Project developers must also comply with local municipal regulations which include obtaining building permits.

C. Organizational Structure

The following chart illustrates the principal entities as of the date of this annual report:

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership	Function
Sky Solar Power Ltd.	British Virgin Islands	100%	Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100%(1)	Holding entity
Sky Capital Advisory GmbH	Germany	100%	Holding entity
Moktap Holdings Ltd.(2)	Cyprus	100%(1)	Holding entity
Sky Solar Japan K.K.(2)	Japan	100%	Holding entity
Sky Solar Iberica S.L.	Spain	100%	Operating entity engaged in the construction of pipeline and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	100%	Operating entity engaged in the construction, installation and management of renewable energy solar parks
Sky Solar Bulgaria Co. EOOD	Bulgaria	100%	Operating entity, together with its 16 subsidiaries, engaged in the construction of solar parks and production and trading of solar equipment as well as management of solar parks.
Sky Solar (Canada) Ltd.(2)	Canada	100%	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Neurlus Ltd.(2)	Cyprus	100%	Holding entity
Sky Solar, Inc.	USA	100%	Operating entity engaged in the development of solar parks

(1)             100% owned except for one share

(2)             Denotes significant subsidiaries

D. Property, Plants and Equipment

Please refer to “ —B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with IFRS. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview

We have successfully developed and operated solar parks on a global basis.  Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks.  As of December 31, 2014, we have completed 216 solar parks with an aggregate capacity of 194.8 MW in eight countries including Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States and Germany.  Under our IPP revenue model, we currently own and operate 65.2 MW of solar parks in Japan, Greece, Bulgaria, the Czech Republic, Canada, the United States and Spain.

We primarily derive revenue from selling electricity to the transmission grid under our IPP business model.  In the past, we have generated revenue primarily from selling solar energy systems to off-takers and generated additional revenue by selling PV modules we purchased from third-party manufacturers.  We have strategically reduced the sale of our solar energy systems in favor of our IPP business since 2013.  Purchasers of our solar energy systems included investor-owned utilities, independent power developers and producers and commercial and industrial companies.  Our IPP solar parks generate recurring revenue by selling electricity to the power grid over the operational lifetime of the solar parks.  We first derived a majority of revenue from selling electricity in the fourth quarter of 2013.

Our operations have historically been focused on Japan, Greece, Bulgaria, Canada and the Czech Republic.  We also derived revenue from Germany, Spain and Italy.  As a result of the reductions of government incentives for the PV industry in Europe, we do not expect these to be amongst our primary target markets in the near future.  We plan to expand our business operations in Japan, Uruguay, Chile, Canada, China and other jurisdictions.  We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$203.8 million, US$36.5 million and US$32.9 million in 2012, 2013 and 2014, respectively.  Our gross profit was US$61.3 million, US$7.2 million and US$12.1 million in 2012, 2013 and 2014, respectively.  We generated profit of US$26.9 million in 2012 and recorded losses of US$53.9 million and US$73.7 million in 2013 and 2014, respectively.  The decrease in revenue from 2012 to 2013 and from 2013 to 2014 was primarily due to our strategic shift in focus from selling solar energy systems to selling electricity as an IPP.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity.  From 2012 to 2013 to 2014, our revenue from selling electricity from IPP solar parks grew from US$4.5 million to US$8.0 million to US$22.2 million, representing 2.2%, 22.0% and 67.5% of our revenue, respectively.  The total capacity of our IPP solar parks was 23.9 MW, 43.2 MW and 65.2 MW, and the total carrying value of our IPP solar parks was US$43.4 million, US$119.5 million and US$180.6 million as of December 31, 2012, 2013 and 2014, respectively.

Factors Affecting Our Results of Operations

We believe the most significant factors that directly or indirectly affect our overall growth, financial performance and results of operations include:

·                                          market demand for and price of PV power;

·                                          access to adequate financing with competitive interest rates and terms;

·                                          the business and geographic mix of our project portfolio;

·                                          EPC costs for PV systems;

·                                          FIT price support schemes for solar parks and spot market electricity tariffs; and

·                                          our project development and operations capabilities.

Market demand for and price of PV power

Our revenue and profitability depend substantially on the demand for solar parks, which is driven by the economics of PV systems, including the availability and size of government subsidies and economic incentives, government support and cost improvements in solar power, as well as environmental concerns and energy demand.  The world PV market in terms of new annual installations is expected to grow significantly in the next five years, providing solar park developers like us with significant opportunities to continue to grow our business.

Many markets in the PV industry continue to be affected by government subsidies and economic incentives.  A number of countries have introduced highly favorable FIT price support regimes.  For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs.  As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks.  Other countries, such as Greece, Bulgaria, the Czech Republic and Germany, have reduced their support for the PV industry in light of the recent global economic crisis.  While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable.  To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity.  As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase.  In light of these favorable conditions and our improved access to financing since our initial public offering, which we believe has strengthened our brand and increased the accessibility and transparency of our financial data, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks.  In the fourth quarter of 2013 and the year ended December 31, 2014, selling electricity from IPP solar parks was our largest revenue stream, growing from 22.0% of our revenue in the year ended December 31, 2013 to 67.5% in the year ended December 31, 2014.

Access to adequate financing with competitive interest rates and terms

We require large capital investments to expand our project pipeline.  Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large solar parks, including project funding, pre-financing agreements with off-takers and supply-chain financing.  Construction costs are funded by our working capital and bank loans.  We generally negotiate favorable credit terms with our equipment suppliers or EPC contractors, such that payment is not due until several months following the completion of construction and connection.  Following connection, we typically pledge solar park assets and raise debt financing in order to optimize a project’s capital structure, pay our contractors and replenish our working capital.  Such debt financing usually carries a term of over 15 years.

As an international solar park developer with a strong track record, we have received financing from a number of global financial institutions.  See “Item 4. Information on the Company—B. Business Overview—Solar Park Project Financing.”  Project funding for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as Japan, Canada and the Czech Republic,.  For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources.  We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

As our business continues to grow and as we develop solar parks as an IPP, our success depends on securing sufficient amounts of financing on suitable terms within the time periods required.  As our IPP portfolio continues to grow, especially with the addition of larger capacity solar parks, we expect to incur significantly more borrowings from banks or other institutions.  Fluctuations in interest rates and currencies, for which we currently do not hedge our exposure, may impact our cost of financing and affect our financial condition and results of operations.

Our revenue model and the geographic mix of our project portfolio

We have historically derived revenue under two revenue models.  Under our solar energy system sales business model, we sell permits and solar modules, provide EPC services, and build and sell commercially operational solar parks.  Under our IPP business model, we own and operate solar parks and generate revenue from selling electricity.  The revenue model we utilize affects our revenue, profitability and capital requirements.

In 2012, 2013 and 2014, we derived 88.5%, 58.9% and 21.1% of our total revenue for the respective periods from selling solar energy systems.  We derived our solar energy system sale revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 65.5% and 15.3% of our revenue in 2012 and 2013, respectively.  In 2014, we derived only US$1.8 million, or 5.4% of our revenue, from affiliates.

In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow.  Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities.  As of December 31, 2014, we had a total of 65.2 MW of IPP solar parks in operation with a carrying value of US$180.6 million, including a total of 18.3 MW of IPP solar parks with a carrying value of US$35.8 million we initially constructed and sold to ChaoriSky Solar but subsequently repurchased to settle outstanding receivables.  Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more.  We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP.  In 2012, 2013 and 2014, we derived 2.2%, 22.0% and 67.5% of our revenue from electricity sales from IPP solar parks, respectively.  As we grow our IPP business, we will also increase the number of our IPP solar parks.  The carrying value of our IPP solar parks was US$43.4 million, US$119.5 million and US$180.6 million as of December 31, 2012, 2013 and 2014, respectively.

Although we intend to focus on developing IPP solar parks, we will continue to sell solar energy systems from time to time to take advantage of attractive market opportunities.  As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods.

Our results of operations and profitability may also be affected by our project mix in terms of the geographic locations of our solar parks, as different countries tend to have different regulatory regimes and investment return profiles.  We generally expect higher gross margins under both our IPP business and our solar energy system sales business in countries with a high FIT, such as Japan and Canada.  In addition, our cost of financing depends on the rates of return on other assets in the respective markets.  Investors from countries with high liquidity and low interest rates, such as Japan, are generally willing to accept single-digit rates of return on our solar parks, which allows us to more easily finance or refinance the development of our solar parks, or to sell our solar parks for higher prices and higher margins.

See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our limited operating history, especially with large-scale IPP solar parks, may not serve as an adequate basis to judge our future prospects and results of operations.”

EPC costs for PV systems

EPC costs for PV systems include the costs of construction, connection and procurement.  The most significant contributor to EPC costs is the cost of components such as modules, inverters and mounting systems.  Our supplier- and technology-agnosticism, our strong supply chain management and our strong relationships with equipment suppliers have enabled us to historically purchase equipment at relatively competitive technical performance, prices, terms and conditions.

In recent years, the prices of modules, inverters and mounting systems have decreased as a result of oversupply and improving technology.  As the costs of our components have decreased, our solar parks have become more cost competitive and our profitability has increased.  As a result, our solar parks have begun to offer electricity at increasingly competitive rates, which has increased the attractiveness of our investment return and our revenue.  We expect the cost of components will continue to gradually decrease.  Moreover, newly commercialized PV technologies are expected to further drive down EPC costs and increase the energy output of PV systems, which will further increase the competitiveness of our solar parks and allow solar energy to achieve grid parity in more and more markets.

We expect that EPC costs will continue to impact our costs and financial results.

Subsidies for solar parks and spot market electricity tariffs

We expect electricity sales from IPP solar parks to represent an increasingly significant proportion of our revenue going forward.  In 2012, 2013 and 2014, we derived 2.2%, 22.0% and 67.5% of our total revenue from electricity sales from our IPP solar parks, respectively.  Revenue generated from selling electricity from our IPP solar parks represented a majority of our revenue in the fourth quarter of 2013 and in the year ended December 31, 2014.  As of December 31, 2014, the total capacities of our IPP solar parks in operation in Greece, Japan, the Czech Republic, Bulgaria, Canada, Spain and the United States were 23.0 MW, 26.6 MW, 5.6 MW, 3.7 MW, 5.3 MW, 0.9 MW and 0.1 MW, respectively.  Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed through PPAs or (ii) variable and determined by the spot market.  As of December 31, 2014, the percentage of our owned capacity for which the price of electricity was fixed through PPAs was 98.6% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market was 1.4%.

Historically, we have derived our electricity income from markets where electricity is sold through PPAs backed by FIT price support schemes.  The price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the PPAs, most of which have a term of 20 years.  Legal changes in FIT price support schemes or PPAs are generally only applied prospectively, and consequently do not affect our solar parks in operation for the remaining life of their PPA.  Nevertheless, a few jurisdictions, including Bulgaria, Greece and Spain, have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT price support schemes during the contractual term.  We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic, Canada, Spain, the United States and Greece and investment income indirectly through IPP solar parks held by our historical project affiliates in which we have minority equity positions in Bulgaria.

Notwithstanding any changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue.  We primarily plan to expand our IPP portfolio in Japan, Canada, Latin America and China, where electricity prices are fixed by PPAs for periods varying from 20 years to 30 years.

In countries where the electricity market has achieved grid parity, solar parks lacking fixed-price PPAs are subject to the spot market price of electricity.  We intend to expand our IPP portfolio significantly in markets that have reached grid parity, such as Chile, which reached grid parity in 2011.  We expect that a certain portion of our solar parks in Chile will not have signed PPAs, while others will enter into commercial PPAs with large industrial end-consumers.  IPP revenue from solar parks operating without PPAs will fluctuate with Chile’s spot electricity prices.  Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT price support schemes, unless renewed.

The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or a number of other reasons.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks” and “—Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid parity markets.”

Our project development and operations capabilities

Our financial condition and results of operations depend on our ability to successfully continue to develop new solar parks and operate our existing solar parks.  As we continue to grow, we expect to build and manage a greater number of large-scale solar parks and to enter new geographies, which we expect to present additional challenges to our internal processes, external construction management, working capital management and financing capabilities.  Our financial condition, results of operations and future success depend, to a significant extent, on our ability to continue to identify suitable sites, expand our pipeline of solar parks with attractive returns, obtain required regulatory approvals, arrange necessary financing, manage the construction of our solar parks on time and within budget and successfully operate solar parks.

Operating Metrics

We regularly review a number of operating metrics, including the following, to evaluate our performance, identify trends affecting our business, formulate financial projections and make certain strategic decisions: (i) solar parks connected and (ii) total IPP solar parks in operation.

The following table sets forth the metrics for the periods and as of the dates indicated.

	2012	2013	2014
Solar parks connected during the period(1)(2) (MW)	56.3	80.8	24.4
Total IPP solar parks in operation at the end of the period(3) (MW)	23.9	43.2	65.2

(1)             We consider a solar park connected to the grid when it has achieved connection and has all approvals needed to begin selling electricity through the grid.

(2)             This represents total solar parks connected for both solar energy system sales and selling electricity as an IPP.

(3)             Total solar parks in operation include solar parks operated by us and our historical project affiliates under our IPP business model.

The decrease in solar parks connected from 2013 to 2014 was primarily due to the shift from our BT model and our resulting focus on retaining high-quality assets under our IPP business model. The increase in total IPP solar parks in operation was due to the growth of our business.

Major Components of Our Results of Operations

Revenue

We have historically derived our revenue primarily from selling solar energy systems, electricity and PV modules.  Under our solar energy system sales business, we sell permits, provide EPC services and build and sell commercially operational solar parks.

We began to generate electricity income from IPP solar parks in 2012 and have been generating an increasing proportion of our revenue from our IPP solar parks.  In early 2013, we began to strategically reduce the sales of our solar energy systems in favor of selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow. We also began to generate revenue from the provision of operations and maintenance service in 2013.

As of December 31, 2014, we had a total of 65.2 MW of IPP solar parks in operation with a carrying value of US$180.6 million, including a total of 18.3 MW of IPP solar parks with a carrying value of US$35.8 million that we initially constructed and sold to ChaoriSky Solar, but subsequently repurchased to settle outstanding receivables.

We derived a majority of revenue from selling electricity from IPP solar parks in the fourth quarter of 2013 and the year ended December 31, 2014.  Revenue from electricity generation in 2012, 2013 and 2014 was US$4.5 million, US$8.0 million and US$22.2 million, representing 2.2%, 22.0% and 67.5% of our revenue, respectively. However, as a result of the ongoing shift in business strategy, our revenue decreased from US$203.8 million in 2012 to US$36.5 million in 2013 and US$32.9 million in 2014.

Although our business is focused on our IPP model, we may continue to sell our solar parks and related assets or services from time to time to increase liquidity, reduce liabilities, optimize our project portfolio and take advantage of attractive market opportunities.

Our solar energy system sales business consists of (i) sale of permits, (ii) sourcing and sales of solar modules as part of providing EPC services, (iii) construction services and (iv) building and sale of solar parks.

The following table summarizes the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	8.5	7	64.6	99	—	—
Bulgaria	42.9	13	—	—	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America
Canada	2.9	12	2.6	7	0.8	6
Asia
Japan	—	—	1.0	1	3.0	4
Total	54.3	32	68.2	107	3.8	10

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	4,515	2.2	8,020	22.0	22,205	67.5
Solar energy system sales	180,231	88.5	21,462	58.9	6,939	21.1
Other	19,011	9.3	6,975	19.1	3,741	11.4
Total Revenue	203,757	100.0	36,457	100.0	32,885	100.0

In 2012 and 2013, a significant portion of our revenue was derived from selling solar energy systems located in Greece and Bulgaria, which accounted for an aggregate of 84.1%, and 55.2% of our revenue for the respective periods.

Our principal operations are located in Japan, Greece, Canada, the Czech Republic, Germany, Spain and Hong Kong. The table below expresses our revenue from the different regions where we operate.

	Revenue for the year ended December 31,
	2012	2013	2014
	(US$ in thousands)
Japan	659	6,498	10,056
Greece	129,714	18,449	12,262
Canada	8,812	4,572	5,130
Czech	3,958	3,571	3,600
Germany	18,244	767	516
Spain	591	670	427
Bulgaria	41,668	1,664	894
Italy	111	266	—
	203,757	36,457	32,885

We have historically derived a substantial portion of our revenue in a given reporting period from the sale of a limited number of solar parks to a limited number of key purchasers of our solar energy systems.  Our key clients changed from period to period, as we changed our geographic focus. The following table sets forth revenue from our clients contributing over 10% of our total revenue during the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A(1)	87,291	42.8	*	*	*	*
Client B	37,910	18.6	11,555	31.7	*	*
Client C(2)	40,676	20.0	*	*	*	*
Client D	*	*	*	*	10,240	31.1
Client E	*	*	*	*	3,586	10.9
Total(3)	165,877	81.4	11,555	31.7	14,096	42.0

*                 Revenue from such client represented less than 10% of total revenue during the period.

(1)             ChaoriSky Solar, a related party affiliate which we formed for solar park co-investment with a module manufacturer and in which we held a 30% equity interest until November 2013.  We do not anticipate engaging ChaoriSky Solar or its parent company in any business going forward.

(2)             China New Era International Limited, a related party affiliate which Sky Solar Holdings Co., Ltd., a former shareholder of ours, formed for solar park co-investment with a China state-owned-enterprise and in which Sky Solar Holdings Co., Ltd. holds a 49% equity interest.

(3)             Total is total amount from clients who individually represented more than 10% of total revenue.

A number of our largest clients in 2012 were historical project affiliate entities, formed with partners who were interested in our permits and EPC services and looking to enter into joint ownership of a solar park to increase our long-term interest in the solar parks.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We relied on our historical project affiliates to generate a significant portion of our revenue in 2012.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Cost of sales and services

Our cost of sales in developing solar energy systems for sale primarily consists of (i) equipment costs, consisting primarily of costs for PV modules and balance-of-system components such as inverters and mounting systems; (ii) development costs, such as fees paid for permits, site control, grid connection and transmission upgrades, and development staff and due diligence costs; (iii) engineering and construction related costs, including fees paid to third-party contractors, and project management costs; and (iv) overhead costs.

Under our IPP business, we capitalize the equipment costs, development costs, engineering and construction related costs and interests incurred.  Our cost of sales with regards to our IPP solar parks primarily is a result of the depreciation of these capitalized costs, as well as tax, insurance and operating and management costs.  Certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratchet down incentives over time.  As a result, we seek to connect our IPP solar parks to the local power grids and commence operations in a timely manner to benefit from more favorable existing incentives.  Therefore, we generally seek to make capital investments during times when incentives are most favorable.

We generally incur substantial expenditures to develop a solar park in a given period only to recognize revenue for the solar parks in a later period, especially for our IPP business and solar energy system sales business.  If regulatory approvals are delayed or denied or if construction, module delivery, financing, warranty or operational issues arise, the reporting of revenue may be further delayed or impairment charges may be incurred.  Furthermore, we may pursue development of larger solar parks in the future, which may also exacerbate such timing effects.

The development costs for our solar parks vary depending on, among other things, whether we pursue solar parks as a primary developer or a secondary developer, the locations of solar parks, and the regulatory environment and competitive landscape in the local markets.  As a secondary developer, we acquire permits on the secondary market and therefore incur acquisition costs instead of permit development costs.

Our largest supplier during 2012, 2013 and 2014 accounted for 17.8%, 21.5% and 7.1% of our total purchase, respectively.  Cost of sales attributable to our top five suppliers in 2012, 2013 and 2014 accounted for 56.2%, 56.0% and 30.0% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales.  Gross profit margin is equal to gross profit divided by revenue.  Our gross profit margin depends on a combination of factors, including primarily the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development.  Our gross profit margin was 30.1%, 19.7% and 36.9% for 2012, 2013 and 2014, respectively.

Our gross profit can also vary from one region to another.  We generally expect higher gross margins under both our IPP business and our solar energy system sales business in countries with high FIT, such as Japan and Canada.  In addition, off-takers and investors will compare the returns presented by our solar parks with returns on other assets in their respective markets.  Investors from countries with high liquidity and low interest rates, such as Japan, are generally willing to accept single-digit rates of return on our solar parks, which allows us to more easily finance or refinance the development of our solar parks, or to sell our solar parks for higher prices and higher margins.

Operating Expenses

Impairment loss on IPP solar parks

We recorded an impairment loss of US$21.6 million and US$1.5 million on IPP solar parks in 2013 and in 2014, respectively, which were triggered by changes in Greek laws in 2013 that reduced the FIT in effect on existing PPAs by roughly 30%, placing a discount on electricity sold in 2013, and we ceased development of certain solar parks in pipeline in 2014 due to our adoption of new assessment policies that resulted in changes in our assessment of their underlying commercial and technical attributes, leading to a recognition of impairment.

Impairment loss on receivables

We recorded impairment losses on receivables due from counterparties with financial difficulties or that had defaulted in repayments in 2012 and 2013.

Impairment loss on amounts due from other related parties

We recorded an impairment loss of US$2.2 million on the US$15.2 million due from other related parties in 2014 as a result of the decrease in collectability of certain amounts due from China New Era International Limited, or China New Era, one of our related parties.  For a further discussion of our impairment loss for amounts due from China New Era, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Affiliates and Shareholders—Transactions with China New Era International Limited.”

We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$7.3 million for the year ended December 31, 2014.

We believe the remaining amount due is recoverable for the following reasons:  (i) Sky Solar Holdings, Co. Ltd., which holds 49% of the shares of China New Era, is controlled by Mr. Su, our founder, chief executive officer and chairman, which provides him access to the financial and operating information of China New Era, based on which we believe that China New Era has the ability and intention to repay the debt, and (ii) we have offered a discount on the amounts due from China New Era, to which China New Era has agreed in writing, which we believe will expedite the repayment by China New Era.  The impairment is the amount of discount.

Selling expenses

Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Administrative expenses

Administrative expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees and expenses, office, rental and travel expenses and other expenses, as well as share-based compensation expenses. For the year ended December 31, 2014, administrative expenses included a share-based compensation fee expense of US$42.9 million recorded upon the completion of our initial public offering, representing share-based compensation to Mr. Su for services rendered prior to the initial public offering and was earned specifically upon completion of the initial public offering. The expense is non-cash and recorded with an offset to reserve.

Investment and other income

Investment and other income consists primarily of interest income and other income.

Other gains and losses

Other gains and losses primarily consist of gains and losses from foreign exchange conversion and gains from disposal of subsidiaries.

Finance costs

Finance costs primarily consist of interest on bank loans and the balance between us and our former shareholder, Sky Solar Holdings Co., Ltd.

Other expenses

Other expenses consist primarily of legal and professional fees in connection with the preparation for our initial public offering and other miscellaneous expenses.

Income tax expense

Our income tax expense represents the sum of current income tax and deferred tax.

We are a limited liability company incorporated in the Cayman Islands.  Under the laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands.  Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Under the laws of the British Virgin Islands (BVI), our BVI subsidiary is not subject to income or capital gains tax in the British Virgin Islands.  Additionally, dividend payments made by our BVI subsidiary to us are not subject to withholding tax in the British Virgin Islands.

Income tax of Bulgaria, Germany and Hong Kong is calculated at 10%, 30%, and 16.5%, respectively, of the estimated assessable profit of the respective subsidiaries for the periods presented.  Income tax of Greece is calculated at 20%, 26% and 26% of the estimated assessable profit of the respective subsidiaries for the years ended December 31, 2012, 2013 and 2014, respectively.  Income tax of Canada for the three years ended December 31, 2012, 2013, 2014 is calculated at 26.5% of the estimated assessable profit of the respective subsidiaries.  Income tax of Japan is calculated at 40.1%, 38.0%, and 38.0% of the estimated assessable profit of the respective subsidiaries for the years ended December 31, 2012, 2013 and 2014, respectively.  Taxation arising in other jurisdictions is calculated at the rates prevailing in those jurisdictions.

Our effective income tax rates were 19.8%, negative 6.7% and negative 5.3% in 2012, 2013 and 2014, respectively.  The negative effective income tax rate in 2013 was primarily due to the losses we recorded in certain European countries and expenses that were not deductible for tax purposes. The negative income tax rate in 2014 was primarily due to taxes paid by our profit-making subsidiaries in certain jurisdictions which could not be offset by losses incurred by subsidiaries in other jurisdictions.

Critical Accounting Policies

We have identified below the accounting policies that we believe are the most critical to the presentation of our consolidated financial information.  These accounting policies require subjective or complex judgments by our management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  The estimates and assumptions are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis of making judgments about matters that are not readily apparent from other sources.  We review our estimates and underlying assumptions on an on-going basis.

Revenue recognition

Our revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes, if any.

We have historically derived revenue primarily from selling solar energy systems and selling electricity generated from our IPP solar parks.  We sell solar energy systems as “Pipeline + EPC” projects, where we obtain permits required for pipeline projects and provide engineering, construction and procurement services, or as “BT projects”, where we develop permits, build and sell commercially operational solar parks.  We have also generated revenue by trading modules to third parties and providing maintenance services for solar parks.

Electricity sales income

When we own and operate solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which we hold as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when it is probable that the economic benefits will flow to us and the amount of income can be measured reliably.

Solar Energy System Sales - Provision of Pipeline plus EPC Services

The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

We either apply for the permits required to construct and operate solar parks ourselves or acquire the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, we sell the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by us at which time control is transferred.

In addition to revenue from sales of permits as discussed above, we also enter into separate contracts with customers for sourcing of modules and provision of construction services for their project companies if it is requested by the customers. Revenue from modules sourced and provision of construction service is recognized in accordance with sales of solar modules and construction contract discussed below.

EPC services solar energy system sales - Build and transfer of solar parks

Revenue from BT represents the sale of completed solar parks and is recognized when titles to the solar parks have been transferred at which point control is passed to the customer.

Other sales - Sales of solar modules

Revenue from the sales of solar modules is recognized when the modules are delivered and titles have passed. Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

·                  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

·                  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

·                  the amount of revenue can be measured reliably;

·                  it is probable that the economic benefits associated with the transaction will flow to the Group; and

·                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Other sales — O&M service

Income from provision of O&M service and other administrative service is recognized when services are provided.

Others

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to us and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position as a liability under advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position under trade and other receivables.

IPP solar parks

IPP solar parks include completed solar parks held for generation of electricity income and solar parks under development with an intention to be held for generation of electricity income.  Solar parks under development will be transferred to completed solar parks upon completion and when they are ready for intended use.  IPP solar parks are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation of completed solar parks and subsequent accumulated impairment losses, if any.

Costs include expenditures capitalized during the course of obtaining permits required for solar parks (for example legal expenses, consultancy fees, staff costs and other costs), cost of land on which solar parks are developed or to be developed and costs of construction, such as costs for procurement of solar modules, inverters and other equipment, costs for designing, engineering and installation and other direct costs capitalized in the course of construction.  Such costs are capitalized starting from the point in time it is determined that development of the IPP solar park is probable.

Depreciation of completed solar parks commences once the solar parks are successfully connected to grids and begin generating electricity.  Depreciation is recognized, so as to write off the cost of assets (other than solar parks under development), over their estimated useful lives of the solar parks (less residual value if any), using the straight-line method.  The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

IPP solar parks are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the solar parks and is recognized in profit or loss.  The IPP solar parks are reclassified as non-current assets held for sale when certain criteria are met with our intention to sell.

At the end of each reporting period, we review the carrying amounts of our IPP solar parks to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, we determine the extent of the impairment loss (if any) and record the recoverable amount of the asset.

We define each operational solar park generating electricity income as a cash generating unit, or CGU, for impairment purposes.  We test a CGU for impairment whenever events or changes in circumstance indicate that the carrying amount of the CGU may not be recoverable.  These events or changes in circumstances include:

·                                          Significant adverse changes in a FIT policy affecting the PPA for completed solar parks;

·                                          Significant restrictions on power generation by local authorities;

·                                          Material adverse changes in local tax structures applied in the renewable energy sector;

·                                          Sustaining or forecasted significant operational losses or net operating cash outflows;

·                                          Physical damage or obsolescence of solar parks; or

·                                          Decreases in system efficiency, mainly due to decreased performance of solar panels, PV modules and balance-of-system components, or decreased quality of maintenance services performed.

We had 15, 39 and 72 CGUs as at December 31, 2012, 2013 and 2014, respectively.  In 2012, no indicators of impairment were identified for any CGU.  In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment.  The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment.  After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million.  The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013.  The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

The recoverable amounts of the CGUs were determined from value in use calculations.  The key assumptions for the value in use calculation consisted of discount rate, estimated net electricity income and direct costs and growth rate.  The discount rate and growth rate used in the impairment testing was 13.6% and 0.0%, respectively, for each of the solar parks, as all of these solar parks subject to impairment testing have similar economic characteristics.  The solar parks in Greece are built with the same brand of solar panels and equipment.  They are also affected by the same FIT policies, cost structures, tax schemes, capital structures and risk profiles.

We performed the following sensitivity analysis to test the exposure of the 17 IPP solar parks with indicators of impairment to fluctuations in the discount rate, estimated net change in electricity income and direct costs and growth rate during the useful lives of IPP solar parks.  We assumed, for purposes of this analysis, that the other assumptions during the forecasted period were constant.

Assumptions	Change in assumption	Total Increase/Decrease in the amount of impairment charges
Discount rate	Increase/decrease by 1%	Increase/decrease US$2.3 million
Estimated net change in electricity income and direct costs	Increase/decrease by 5%	Decrease/increase US$1.7 million
Growth rate	Increase/decrease by 1%	Decrease/increase US$2.8 million

During early 2014, we acquired three CGUs located in Greece which showed indicators of impairment at the period end, while other CGUs located in Greece, Japan, Spain and the Czech Republic did not show any indicators of impairment.  After we performed the impairment tests on these three CGUs, we recorded an impairment loss of US$1.3 million.  The total remaining carrying value after impairment for the three CGUs was EUR1.8 million (equivalent to approximately US$2.2 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2014.

For IPP solar parks in certain countries where customers purchase electricity from us under PPAs, facts and circumstances of the FIT policies were changed mandatorily which triggered re-assessment on accounting for these arrangements.  As a result, the newly issued FIT policies may indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.  These agreements will be accounted for as operating leases under such circumstance pursuant to IFRIC 4, Determine whether an Arrangement Contains a Lease, and IAS 17, Leases.  Revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contracts, assuming all other revenue recognition criteria are met.  We present the rental income from operating leases of these IPP solar parks as electricity generation income in revenue.  There is no minimum lease payment since all lease payments are contingent on actual volume of electricity produced.

Inventories

Our inventories mainly comprise permits and related costs capitalized during the course of obtaining permits, solar modules and solar parks under development or completed solar parks that are held for sale by us within normal operating cycle, which is usually twelve months since their completion of construction.

Inventories are stated at the lower of cost and net realizable value. Costs of solar modules are calculated using weighted average method. Costs of permits include capitalized costs incurred to obtaining such permits (for example legal expenses, consultancy fees, staff costs and other costs). Costs of solar parks under development include costs relating to solar parks capitalized before construction is completed, such as modules installed and development costs incurred (for example legal expenses, consultancy fees, staff costs and other costs).

The proceeds from the sale of solar parks held for sale is recognized as revenue and the carrying amount of the solar parks which is recognized as costs of sales.

Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Provisions are made for inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value, so we continually evaluate the recoverability based on assumptions about market conditions. We regularly review the cost against its estimated net realizable value and record the lower of cost and net realizable value to cost of sales, if inventories have costs in excess of estimated net realizable values.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, we review the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Share-based payment arrangements

Shares granted to the directors and eligible employees

For shares granted or transferred by controlling shareholders in exchange of services received by us that are conditional within a vesting period, the fair value of services received is determined by reference to the fair values of relevant shares granted or transferred. The fair value of shares granted or transferred at the date of grant or date of transfer is expensed as share-based compensation on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based compensation reserve). The forfeitures will be estimated to adjust over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such original estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

At the time when the shares were cancelled during the vesting period, we account for the cancellation as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The amount previously recognized in share-based compensation reserve will remain in that reserve.

Shares granted to non-employees

Shares issued in exchange of services are measured at the fair values of the services received, unless that fair value cannot be reliably measured, in which case the services received are measured by reference to the fair value of the shares issued. The fair values of the services received are recognized as expenses, with a corresponding increase in equity (share capital and share premium), when the counterparties render services, unless the services qualify for recognition as assets.

Share options granted to eligible employees

Share options granted by the Company or controlling shareholders in exchange for service received by us are measured by reference to the fair value of the share options granted. The fair value of services received is expensed as share-based compensation on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

At the end of each reporting period, we revise our estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

When share options are exercised, the amount previously recognized in equity will be recognized in share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized equity will be remained in the share-based compensation reserve.

Financial liabilities at fair value through profit or loss (“FVTPL”)

We classified financial liabilities as at FVTPL when the financial liabilities are either held for trading or those designated as at FVTPL on initial recognition.

A financial liability is classified as held for trading if:

·                                          it has been acquired principally for the purpose of selling it in the near term; or

·                                         on initial recognition it is a part of a portfolio of identified financial instruments that we manage together and have a recent actual pattern of short-term profit-taking; or

·                                          it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

·                                          such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·                                          the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with our documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·                                          it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on remeasurement recognized directly in profit or loss in the period in which they arise. The net gain or loss is included in the ‘other gains and losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

Our finance department, which is headed by our Chief Financial Officer, (“CFO”) is responsible for determination of appropriate valuation techniques and inputs for fair value measures. In estimating the fair value of a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we engage third party qualified valuation specialists to perform the valuation. The finance department works closely with the qualified external valuation specialists to establish the appropriate valuation techniques and inputs to the model. Our CFO reports the finance department’s findings to our board of directors every quarter to explain the cause of fluctuations in the fair value of assets and liabilities.

Internal Control over Financial Reporting

For a discussion on our internal control over financial reporting, please see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “—Changes in Internal Control over Financial Reporting.”

JOBS Act and Adoption of Accounting Standards

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”  Under the JOBS Act, “emerging growth companies” are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to the end of the fifth full fiscal year following the date of their initial public offerings.

A.  Operating Results

Results of Operations

The following table sets forth our results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue for the respective periods.  Our historical results presented below are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,
	2012		2013		2014
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	133,471	65.5	5,564	15.3	1,788	5.4
Non-Related Parties	70,286	34.5	30,893	84.7	31,097	94.6
Total Revenue	203,757	100.0	36,457	100.0	32,885	100.0
Cost of sales and services	(142,433)	(69.9)	(29,270)	(80.3)	(20,747)	(63.1)
Gross profit	61,324	30.1	7,187	19.7	12,138	36.9
Impairment loss on IPP solar parks	—	—	(21,645)	(59.4)	(1,549)	(4.7)
Provision on receivables	(629)	(0.3)	(3,521)	(9.7)	(2,200)	(6.7)
Selling expenses	(635)	(0.3)	(848)	(2.3)	(1,160)	(3.5)
Administrative expenses	(24,007)	(11.8)	(25,030)	(68.7)	(63,770)	193.9
Other operating income	789	0.4	484	1.3	6,293	19.1
Profit (loss) from operations	36,842	18.1	(43,373)	(119.1)	(50,248)	152.8
Investment and income	955	0.5	960	2.6	405	1.2
Other gains and losses	(1,570)	(0.8)	(3,488)	(9.6)	(15,647)	(45.2)
Finance costs	(1,132)	(0.6)	(2,352)	(6.5)	(3,817)	(11.6)
Other expenses	(1,600)	(0.8)	(2,266)	(6.2)	(3,526)	(10.7)
Profit (loss) before taxation	33,495	16.4	(50,519)	(138.8)	(72,833)	221.6
Income tax expense	(6,630)	(3.3)	(3,372)	(9.2)	(910)	(2.8)
Profit (loss) for the period	26,865	13.1	(53,891)	(148.0)	(73,743)	224.2
Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	1,031	0.5	(352)	(1.0)	(11,114)	(33.8)
Total comprehensive income (expense) for the period	27,896	13.6	(54,243)	(149.0)	(84,857)	258.0

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2012		2013		2014
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	4,515	2.2	8,020	22.0	22,205	67.5
Solar energy system sales	180,231	88.5	21,462	58.9	6,939	21.1
Other(2)	19,011	9.3	6,975	19.1	3,741	11.4
Total Revenue	203,757	100.0	36,457	100.0	32,885	100.0

(1)    Represents revenue from selling electricity from IPP solar parks.

(2)    Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue.  Our total revenue decreased by 9.8% from US$36.5 million in 2013 to US$32.9 million in 2014, primarily as a result of continuing to shift our business strategy from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity.

·                                          Revenue from selling electricity from IPP solar parks.  Our revenue from selling electricity from IPP solar parks increased by 176.9% from US$8.0 million in 2013 to US$22.2 million in 2014, as we increased the capacity of our IPP portfolio from 43.3 MW as of December 31, 2013 to 65.2 MW as of December 31, 2014.  The amount of electricity we produced and sold increased from 17.0 million kWh in 2013 to 65.7 million kWh in 2014 and the average selling price per kWh decreased from US$0.46 in 2013 to US$0.34 in 2014.  The increase in the amount of electricity we sold was primarily due to the additional electricity sold by the projects we added to our Greek portfolio in 2013, from which we began to generate substantial amounts of electricity in 2014, as well as 3 additional projects added in early 2014 in Greece and several projects added in Japan throughout the year. The decrease in average selling price was primarily because the FIT in Greece and Japan was lower than that in the Czech Republic and Spain, where we already had IPP solar parks in operation in 2013.

·                                         Revenue from solar energy system sales.  Our revenue from solar energy system sales decreased by 67.9% from US$21.5 million in 2013 to US$6.9 million in 2014, primarily due to (i) a decrease in revenue from construction services we provided from US$17.5 million in 2013 to US$4.9 million in 2014 and (ii) revenue from the sales of solar parks from US$4.0 million in 2013, as compared to no such revenue in 2014, as we held more solar parks that we constructed as IPP assets.  We derived revenue of US$2.0 million in 2014 from sales of permits.

·                                          Other revenue.  Our other revenue decreased by 46.4% from US$7.0 million in 2013 to US3.7 million in 2014, primarily due to the decrease in sales of solar modules from US$2.3 million in 2013 to US$0.2 million in 2014 and the decrease in O&M services provided to related parties from US$4.4 million in 2013 to US$0.3 million in 2014.

Cost of sales and services.  Our cost of sales and services decreased by 29.1% from US$29.3 million in 2013 to US$20.7 million in 2014, primarily due to our strategic shift away from the solar energy system sales business.

Gross profit.  Our gross profit increased by 68.9% from US$7.2 million in 2013 to US$12.1 million in 2014, and our gross profit margin increased from 19.7% in 2013 to 36.9% in 2014, primarily due to our strategic shift toward electricity sales, which offer higher margins than the solar energy system sales business.

Selling expenses.  Our selling expenses increased by 36.8% from US$0.8 million in 2013 to US$1.2 million in 2014.  Selling expense as a percentage of revenue increased from 2.3% in 2013 to 3.5% in 2014.

Administrative expenses.  Our administrative expenses increased significantly from US$25.0 million in 2013 to US$63.8 million in 2014, due primarily to a share-based compensation fee expense of US$42.9 million recorded upon the completion of our initial public offering, representing share-based compensation to Mr. Su for services rendered prior to the initial public offering which was earned specifically upon completion of the initial public offering. The expense is non-cash and recorded with an offset to reserve.  Administrative expenses as a percentage of revenue also increased from 68.7% in 2013 to 193.9% in 2014, primarily due to payment of the share-based compensation fee.

Aside from share-based compensation, our administrative expenses also include operational expenses, for which we do not expect to see significant fluctuations due to our shift in focus to our IPP business. Our legal and professional expenses are mainly related to pipeline development, which we conduct for both our solar energy system sales business and IPP business, as well as corporate financing activities.  Employee salaries and benefits, office, rental and travel expenses and share-based compensation are mainly related to the total number of employees.  We do not expect our total number of employees to change significantly as a result of our shift in focus from our solar energy system sales business model to our IPP business model.

Impairment loss on IPP solar parks.  We recorded an impairment loss of US$1.5 million on IPP solar parks in 2014, significantly lower than the US$21.6 million we recorded in 2013 due to primarily to changes in Greek law that reduced the FIT in effect on our existing PPAs.  Those legal changes also affected certain Greek parks that we acquired in early 2014, resulting in our recording a 2014 impairment loss on those parks of US$1.3 million. Additionally in 2014, certain pipeline IPP solar parks in Canada were evaluated for impairment based on our adoption of new assessment policies that resulted in changes in our assessment of their underlying commercial and technical attributes, resulting in a lower-than-expected yield and increased operational costs, leading us to record an impairment of US$0.2 million.

Provision on Receivables.  We recorded an impairment loss of US$2.2 million on the US$15.2 million due from other related parties in 2014 as a result of the decrease in collectability of certain amounts due from China New Era International Limited, or China New Era, one of our related parties.  For a further discussion of our impairment loss for amounts due from China New Era, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Affiliates and Shareholders—Transactions with China New Era International Limited.”  We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of the receivables.  We believe the remaining amount due is recoverable due to the following reasons:(i) Sky Solar Holdings, Co. Ltd., which holds 49% of the shares of China New Era, is controlled by Mr. Su, our founder, chief executive officer and chairman, which provides him access to the financial and operating information of China New Era, based on which we believe that China New Era has the ability and intention to repay the debt, and (ii) we have offered a discount on the amounts due from China New Era, to which China New Era has agreed in writing, which we believe will expedite the repayment by China New Era.  .

Other operating income.  Our other operating income increased from US$0.5 million in 2013 to US$6.3 million in 2014, primarily due to a gain of US$4.9 million from the disposal of IPP solar parks in Japan.

Investment income.  Our investment income decreased from US$1.0 million in the 2013 to US$0.4 million in 2014.

Other losses.  Our other losses significantly increased from US$3.5 million in the 2013 to US$15.6 million in 2014, primarily due to an increase in our net foreign exchange loss from US$4.1 million in 2013 to US$7.4 million in 2014 as a result of the depreciation of the Euro against the US dollar, and charge of the call option of US$6.6 million related to the Japanese silent partnership.

Finance costs.  Our finance costs increased from US$2.4 million in 2013 to US$3.8 million in 2014.

Other expenses.  Our other expenses increased by 55.6% from US$2.3 million in 2013 to US$3.5 million in 2014 due to expenses incurred in connection with our initial public offering in 2014.

Income tax expense.  Our income tax expense decreased by 73.0% from US$3.4 million in 2013 to US$0.9 million in 2014, primarily due to an increase in the net loss in 2014.  Income tax expense as a percentage of revenue decreased from 9.2% in 2013 to 2.8% in 2014.

Profit (loss) for the year.  As a result of the foregoing, we recorded a loss of US$73.7 million for 2014, compared to a loss of US$53.9 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue.  Our total revenue decreased by 82.1% from US$203.8 million in 2012 to US$36.5 million in 2013, primarily as a result of shifting our business strategy from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in 2013.

·                                          Revenue from selling electricity from IPP solar parks.  Our revenue from selling electricity from IPP solar parks increased by 77.6% from US$4.5 million in 2012 to US$8.0 million in 2013, as we increased the capacity of our IPP portfolio from 23.9 MW as of December 31, 2012 to 43.2 MW as of December 31, 2013 following our construction of solar parks in Japan and our acquisition of solar parks in Greece in 2013 which we had previously constructed and sold. The amount of electricity we produced and sold increased from 7.2 million kWh in 2012 to 17.0 million kWh in 2013 and the average selling price per kWh decreased from US$0.63 in 2012 to US$0.46 in 2013. The increase in the amount of electricity we sold was primarily due to the increase in total capacity of our IPP solar parks in Japan and Greece in 2013. The decrease in average selling price from 2012 to 2013 was primarily because the FIT in Greece and Japan was lower than that in the Czech Republic and Spain where we already had IPP solar parks in operation in 2012.

·                                          Revenue from solar energy system sales.  Our revenue from solar energy system sales decreased by 88.6% from US$180.2 million in the 2012 to US$21.5 million in 2013, primarily due to the decrease in construction services we provided as we held more solar parks we constructed as IPP assets. We did not derive any revenue from the sales of permits and sourcing and sales of solar modules as part of the EPC services in 2013 while we derived a total of US$59.1 million from such services in 2012.

·                                          Other revenue.  Our other revenue decreased by 63.3% from US$19.0 million in 2012 to US$7.0 million in 2013, primarily due to the decrease in sales of solar modules from US$19.0 million in 2012 to US$2.3 million in 2013, as we shifted our focus away from this non-core business, partially offset by the US$4.7 million O&M revenue recorded in 2013 while we did not have O&M revenue previously.

Cost of sales and services.    Our cost of sales and services decreased by 79.4% from US$142.4 million in 2012 to US$29.3 million in 2013, primarily due to the decrease in the costs of rendering construction services, developing permits, purchasing modules and other equipment, partially offset by the increase in depreciation of IPP solar parks and the occurrence of O&M subcontracting cost. Cost of sales and services as a percentage of revenue increased from 69.9% in 2012 to 80.3% in 2013 primarily as a result of a one-off charge of cost overrun of construction services in Greece in 2013.

Gross profit.  Our gross profit decreased by 88.3% from US$61.3 million in 2012 to US$7.2 million in 2013, primarily as a result of our shift in focus from solar energy system sales to IPP business. The gross profit of our solar energy system sales business can be larger than that of our IPP business but on a one-off basis while the gross profit of our IPP business is normally smaller but sustainable within a longer period. Our gross profit margin decreased from 30.1% to 19.7%, primarily as a result of a one-off charge of cost overrun of construction services in Greece in 2013.

Selling expenses.  Our selling expenses slightly increased by US$0.2 million from 2012 to 2013. Selling expenses as a percentage of revenue increased from 0.3% in 2012 to 2.3% in 2013.

Administrative expenses.  Our administrative expenses increased by 4.3% from US$24.0 million in 2012 to US$25.0 million in 2013, primarily due to the increase in legal and professional expenses, employee salaries and benefits and office, rental and travel expenses, partially offset by the decrease in share-based compensation and other expenses. Administrative expenses as a percentage of revenue increased from 11.8% in 2012 to 68.7% in 2013, primarily due to the fixed nature of the expenses despite the decrease in revenue.

Impairment loss on IPP solar parks.  We recorded an impairment loss of US$21.6 million on IPP solar parks in 2013, which was triggered by the deterioration in the financial condition of one of our customers that ultimately culminated in a change of law to reduce the FIT policy in effect by roughly 30% in Greece.

Provision on receivables.  Impairment loss on receivables increased significantly from US$0.6 million in 2012 to US$3.5 million in 2013, primarily as a result of allowance provided for receivables due from grid companies in Greece with financial difficulties that imposed a discount on our IPP revenue in 2013.

Investment income.  Our investment income mainly represented interest income and remained steady at US$0.9 million from 2012 to 2013.

Other losses.  Our other losses increased significantly from US$1.6 million in 2012 to US$3.5 million in 2013, primarily due to an increase of net foreign exchange losses from US$1.6 million in 2012 to US$4.1 million in 2013, reflecting the depreciation of the Japanese Yen and Czech Crown against the U.S. dollar in 2013.

Finance costs.  Our finance costs increased significantly from US$1.1 million in 2012 to US$2.4 million in 2013, primarily due to the increase in our bank borrowings and other loan balance.

Other expenses.  Our other expenses increased by 41.6% from US$1.6 million in 2012 to US$2.3 million in 2013, primarily due to our legal and professional expenses incurred in 2013 for the preparation of our initial public offering. Other expenses as a percentage of revenue increased from 0.8% in 2012 to 6.2% in 2013.

Income tax expense.  Our income tax expense decreased by 49.1% from US$6.6 million in 2012 to US$3.4 million in 2013, primarily due to a significant decrease in the profit before tax. Income tax expense as a percentage of revenue increased from 3.3% in 2012 to 9.2% in 2013.

Profit (loss) for the year.  As a result of the foregoing, we recorded a profit of US$26.9 million for 2012, compared to a loss of US$53.9 million for 2013.

B.  Liquidity and Capital Resources

Cash Flow and Working Capital

Our principal sources of liquidity to date have been cash from the proceeds of our initial public offering as well as cash flow generated from our operations and borrowings from banks and our shareholders. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

We are in need of additional funding to sustain our business as a going concern. We believe the cash we received from our initial public offering and the anticipated cash flow from operations will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the next 12 months.  In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt, equity or equity-linked securities, obtain credit facilities or seek project financing.  Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

We do not anticipate any legal or economic restrictions on the ability of our subsidiaries outside of China to transfer funds to us in the form of cash dividends, loans or advances. Subsidiaries in China which we may establish in the future are required under Chinese law to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of their respective registered capital.  Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  Our future subsidiaries may be permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

As of December 31, 2014, we had cash of US$53.0 million, restricted cash of US$5.4 million which represented deposits placed in banks for the purpose of bidding for potential project permits, US$31.7 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$17.9 million in long-term bank borrowings (excluding the current portion).  As of December 31, 2014, we were in compliance with all material terms and covenants of our loan credit agreements.

In December 2014, we drew down a loan of CAD3.9 million to refinance our solar parks in the Canada, representing the first tranche of a CAD21.7 million facility agreement with PNC bank.  In January and March of 2014, we drew down two more tranches of CAD3.8 million, respectively.

In December 2014, the debt financing application for one of our project in Chile was officially approved by the Inter-American Development Bank (“IDB”), with total amount of US$50 million.

In 2014, we received an aggregate US$5.1 million shareholder loan from our former parent company Sky Power Group Ltd., which Sky Power Group Ltd. converted into equity interests in our company immediately prior to our initial public offering. We have entered into bank facility agreements to re-finance US$4.0 million of solar parks located in Canada. In March 2015, the Group’s debt financing application for a portion of projects in Japan was preliminarily approved, subject to finalization of the loan agreement, with a total amount of JPY2.8 billion. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due. Moreover, in the first quarter of 2014, we received a loan of US$5.9 million from an independent third party to finance the construction of certain solar parks and the loan has since been converted into equity.

As of October 10, 2014, we have received an aggregate of JPY5.0 billion (US$41.5 million) in cash in connection with silent partnership agreements entered into with two groups of independent third-party investors.  For more details, see “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japanese Silent Partnership.” We also received proceeds of US$46.1 million from our initial public offering in November 2014.

Partly due to the oversupply of PV modules and intense market competition, we have been able to negotiate flexible credit terms with our suppliers.  For PV modules, we typically do not need to make any payment until six months after delivery.  Our EPC services and balance-of-system suppliers in Japan typically require us to pay an average 30% of the contract price at the time of signing the contract and 30% or more at the time of delivery of the services, with the remaining amount not due until completion of the solar parks.  In Greece, Bulgaria and Canada, we typically do not need to make the majority of the payments for EPC services until the solar parks are connected to the grid, or later.

We require significant financial resources to expand and develop our existing project pipeline.  The development of IPP solar parks can take months or years.  We may need to make significant upfront investments, such as payments for site control and transmission and PPA deposits, in advance of the receipt of any revenue.  Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large IPP solar parks, including project funding, pre-financing agreements with off-takers and supply-chain financing.  As of December 31, 2012, 2013 and 2014, our current liabilities exceeded our current assets by US$12.4 million, US$7.8 million and US$5.4 million, respectively.  Following connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize a project’s capital structure, pay our contractors and replenish our working capital.  Such debt financing usually has a term of over 15 years and restricts us from creating additional security over the assets.  Such account or trade receivables include all income generated from the sale of electricity in the solar parks.  We believe that our current operating IPP solar parks and projects under construction are highly liquid assets that can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary.

We historically have generated revenue through the sale of permits, EPC services and constructed solar parks.  Going forward, we expect to derive a greater proportion of our revenue from selling electricity generated by IPP solar parks.  Electricity sales are only generated after significant initial capital investments.  The delayed completion of solar parks and inability to generate electricity income from IPP solar parks after making such upfront investments could adversely affect our business and results of operations and as a result we may become constrained in our ability to simultaneously undertake multiple projects.  Our liquidity may be adversely affected to the extent the solar market weakens and we are unable to sell our solar parks or services on pricing, terms and timing favorable or acceptable to us.

We may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.  If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt, equity or equity-linked securities or obtain a credit facility.  Any issuance of equity or equity-linked securities could cause dilution for our shareholders.  Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants.  It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms acceptable to us, or at all.

We target to maintain the sufficiency of cash flows with availability of unutilized banking facilities, internally generated funds and funds obtained from financing activities, if required.  We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short term debt obligations and other liabilities and commitments as they become due.  We believe that our current cash and cash equivalents, proceeds from our initial public offering, anticipated cash flows from operations and financing available to us pursuant to project funding and financial lease arrangements that have been signed will be sufficient to meet our cash requirements for at least the next 12 months.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net cash from (used in) operating activities	(34,426)	(28,589)	38,838
Net cash used in investing activities	(36,450)	(33,227)	(51,448)
Net cash generated from (used in) financing activities	84,158	51,354	71,725
Net increase (decrease) in cash and cash equivalents	13,282	(10,462)	59,115
Cash and cash equivalents at beginning of the year	9,004	22,237	9,742
Effects of exchange rate changes on the balance of cash held in foreign currencies	(49)	(2,033)	(15,864)
Cash and cash equivalents at end of the year, represented by cash and cash equivalents	22,237	9,742	52,993

Operating Activities

Our net cash generated from operating activities in 2014 was US$38.8 million.  This cash inflow was primarily attributable to (i) a share-based compensation charge of US$43.9 million, due mainly to a non-recurring equity incentive payment made to Mr. Su, (ii) an decrease in trade and other receivables of US$39.5 million, primarily due to the collection of solar energy system sales receivables in connection with Greek solar parks, (iii) a decrease in amounts due from other related parties of US$12.3 million, (iv) a charge related to the call option related to the Japanese silent partnership of US$6.6 million, and (v) depreciation of IPP solar parks of US$6.2 million.  This cash inflow was primarily offset by (i) a US$72.8 million loss before taxation, (ii) other gains of US$4.9 million due to the disposal of solar parks, (iii) interest income of US$0.4 million, and (iv) warranty reversals of US$0.3 million due to the expiration of certain warranty terms.

Our net cash used in operating activities in 2013 was US$28.6 million. This cash outflow was primarily attributable to (i) a US$50.5 million loss before taxation, (ii) a decrease in trade and other payables of US$18.4 million, primarily due to the settlement of subcontractor costs in connection with Greece solar parks and (iii) an increase in trade and other receivables of US$12.8 million from EPC services. This cash outflow was primarily offset by (i) an impairment loss on IPP solar parks of US$21.6 million due to the deterioration in the financial condition of one of our customers that culminated in a newly passed law in Greece that retroactively reduces the existing FIT, (ii) a decrease in amount due from customers for contract work of US$17.0 million, primarily due to the completion of Greece solar parks and (iii) a decrease in inventories of US$6.2 million, as we sold solar parks in Japan.

Our net cash used in operating activities in 2012 was US$34.4 million. This cash outflow was primarily attributable to (i) a decrease in trade and other payables of US$91.8 million, primarily due to the settlement of payables of our completed solar parks in Bulgaria, (ii) an increase in trade and other receivables of US$49.7 million, primarily due to the completion of the construction of a significant number of solar parks in Greece and (iii) an increase in amounts due from related parties of US$51.2 million, primarily as a result of construction services in Greece in 2012 for ChaoriSky Solar and China New Era International Limited. This cash outflow was primarily offset by (i) a decrease in inventories of US$88.4 million, primarily due to the utilization of PV modules in the construction of solar energy systems for sale in Greece, (ii) profit before taxation of US$33.5 million and (iii) a decrease in amount due from customers for contract work of US$16.8 million, primarily due to the completion of a significant number of our solar parks in Bulgaria and the collection of payments in connection with those solar parks.

Investment Activities

Our net cash used in investing activities in 2014 was US$51.4 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$66.5 million, as a result of our construction of IPP solar parks in Japan and Uruguay, (ii) placement of restricted cash of US$5.4 million, (iii) advance to other related parties of US$2.1 million and (iv) purchases of property, plant and equipment of US$1.2 million, principally consisting of office furniture and equipment. This cash outflow was primarily offset by (i) collection of advance to Sky Solar Holdings Co., Ltd. of US$13.3 million, as we received the repayment in full on June 13, 2014 of an advance we extended to Sky Solar Holdings Co., Ltd. in 2013, (ii) proceeds from disposal of solar parks in Japan and other property, plant and equipment of US$5.6 million, (iii) collection of advance to other related parties of US$2.8 million, and (iv) withdrawal of restricted cash of US$2.3 million, primarily due to recovery of permit deposits previously paid upon the completion of certain solar projects.

Our net cash used in investing activities in 2013 was US$33.2 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks US$35.3 million, primarily due to investments in solar parks in Greece, Japan and Chile, (ii) an increase of US$13.3 million in amounts due from Sky Solar Holdings Co., Ltd., representing a loan to Sky Solar Holdings Co., Ltd. in 2013 in order for Sky Solar Holdings Co., Ltd. to make an additional capital injection into China New Era due to the cash shortage of Sky Solar Holdings Co., Ltd. at the time and (iii) an advance to related parties of US$6.0 million, primarily due to loans to solar parks in Greece before their operation. This cash outflow was primarily offset by (i) the collection of advance to related parties of US$17.1 million, primarily due to collecting previous loans to solar parks in Bulgaria and (ii) the withdrawal of restricted cash of US$5.8 million, primarily due to the completion of construction and connection activities in Greece. On June 13, 2014, we received the repayment in full of the US$13.3 million we advanced to Sky Solar Holdings Co., Ltd. in 2013.

Our net cash used in investing activities in 2012 was US$36.5 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$20.6 million, primarily due to our construction and acquisition of solar parks in Greece and Spain, (ii) advance to related parties of US$17.4 million, primarily due to loans to solar parks in Greece before their operation and (iii) placement of restricted cash of US$5.8 million for the acquisition of banking facilities. This cash outflow was primarily offset by (i) the collection of advance to related parties of US$6.5 million, primarily due to collecting previous loans to solar parks in Bulgaria and (ii) the withdrawal of restricted cash of US$2.3 million, primarily due to the withdrawal of an amount placed in 2011 for project bidding.

Financing Activities

Our net cash generated from financing activities in 2014 was US$71.7 million. This cash inflow was primarily attributed to (i) proceeds from bank borrowings of $49.9 million, primarily for bank borrowing secured by deposits from related parties, (ii) proceeds from our initial public offering of US$46.1 million in November 2014, (iii) amounts owed to third parties of US$46.5 million, consisting of proceeds from our silent partnership in Japan, (iv) proceeds from other borrowings of US$5.2 million, primarily from a third party leasing company, and (v) an advance from Sky Power Group Ltd. of US$5.1 million, which was converted into equity immediately prior to our initial public offering in November 2014. This cash inflow was primarily offset by (i) repayment of bank borrowings of US$60.2 million, (ii) the repayment of advances from other related parties of US$12.2 million, primarily due to the settlement of amounts due from related parties and (iii) interest payments of US$3.8 million.

Our net cash generated from financing activities in 2013 was US$51.4 million. This cash inflow was primarily due to (i) an advance from Sky Solar Holdings Co., Ltd. of US$34.5 million, (ii) an advance from related parties of US$17.4 million, primarily due to borrowings from shareholders and (iii) funds provided by third parties of US$5.3 million, primarily for construction work in Japan. This cash inflow was partially offset by (i) the repayment of advance from related parties of US$3.0 million, (ii) interest paid of US$2.4 million and (iii) the repayment of bank borrowings of US$2.1 million.

Our net cash generated from financing activities in 2012 was US$84.2 million. This cash inflow was primarily due to (i) proceeds from bank borrowings of US$56.9 million, primarily from China Minsheng Bank, (ii) an advance from Sky Solar Holdings Co., Ltd. of US$35.5 million and (iii) an advance from related parties of US$21.8 million, primarily due to borrowings from our shareholders. This cash inflow was primarily offset by (i) the repayment of advance from related parties of US$25.9 million, primarily due to the settlement of borrowings from our shareholders, (ii) the repayment of other borrowings of US$3.0 million and (iii) interest paid of US$1.1 million.

Capital Expenditures

Our capital expenditures amounted to US$21.4 million, US$36.2 million and US$74.1 million for 2012, 2013 and 2014, respectively. Our capital expenditure in 2012, 2013 and 2014 related primarily to our investment in solar parks under the IPP model.

Recent Accounting Pronouncements

We have not early applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments(1)
IFRS 14	Regulatory Deferral Accounts(2)
IFRS 15	Revenue from Contracts with Customers(3)
Amendment to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations(5)
Amendments to IAS 1	Disclosure Initiative(5)
Amendment to IFRS 16 and IFRS 38	Clarification of Acceptable Methods of Depreciation and IAS 38 and Amortization(5)
Amendment to IFRS 16 and IFRS 41	Agriculture: Bearer Plants(5)
Amendment to IFRS 19	Defined Benefit Plans: Employee Contributions(4)
Amendment to IFRS 27	Equity Method in Separate Financial Statements(5)
Amendment to IFRS 10 and IFRS 28	Sale or Contribution of Assets between an Investor and its and IAS 28 Associate or Joint Venture(5)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception(5)
Amendment to IFRS	Annual Improvements to IFRSs 2010-2012 Cycle(6)
Amendment to IFRS	Annual Improvements to IFRSs 2011-2013 Cycle(4)
Amendment to IFRS	Annual Improvements to IFRSs 2012-2014 Cycle(5)

(1) Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(2) Effective for first annual IFRS financial statements beginning on or after January1, 2016, with earlier application permitted

(3) Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

(4) Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

(5) Effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

(6) Effective for annual periods beginning on or after July 1, 2014, with limited exceptions. Earlier application is permitted.

We have not early adopted these new and revised standards, amendments or interpretations in the preparation of the consolidated financial statements. Our management anticipates that the application of these new and revised standards, amendments or interpretations will have no material impact on our results and financial position, except for IFRS 15.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued, which established a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specially, the Standards introduces a 5-step approach to revenue recognition:

·                  Step 1: Identify the contract(s) with a customer.

·                  Step 2: Identify the performance obligations in the contract.

·                  Step 3: Determine the transaction price.

·                  Step 4: Allocate the transaction price to the performance obligations in the contract.

·                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied (i.e. when ‘control’ of goods or services underlying the particular performance obligation is transferred to the customer). Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Our directors anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

C.  Research, Development and Intellectual Property

Research and Development

We do not incur significant research and development expenditures.

Patents and Trademarks

For information about the agreements under which we are licensed to use our trademarks, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreements.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E.  Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.  In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Less Than 1 Year	1-2 Years	3-5 Years	More Than 5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	42,548	—	—	—	42,548
Lease commitment	4,862	3,777	11,333	54,932	74,904
EPC subcontracting cost	34,499	—	—	—	34,499
Borrowings	31,735	900	4,202	12,844	49,681
Other non-current liabilities	—	—	4,689	42,343	47,032
Total	113,644	4,677	20,224	110,119	248,664

G. Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers**	Age	Position/Title
Weili Su	47	Chairman of the Board of Directors and Chief Executive Officer
Amy (Yi) Zhang	48	Vice Chairman of the Board and Chief Strategy Officer
Xiaoguang Duan	60	Director
Dr. Hao Wu	49	Director
Dongliang Lin	53	Director
Arthur (Lap Tat) Wong	55	Independent Director
Andrew Y. Yan	57	Independent Director
Andrew (Jianmin) Wang	44	Chief Financial Officer and Secretary of the Board
Sanjay Shrestha	41	President of Sky Capital Americas
Zhi Hao	39	Managing Director for China
Ronghui Zhang	40	Managing Director for Europe (excluding Spain), Middle East and Africa
Hong Chen	33	Managing Director for Latin America and Spain
Rui Chen	39	Managing Director for Sky Solar Japan and Asia Pacific
Peter (Ping) Liu	49	Managing Director for the North American Region

**          The business address of our directors and executive officers is Suite 1604, 9 Queen’s Road Central, Hong Kong Special Administrative Region, People’s Republic of China.

Biographical Information

Weili Su. Mr. Weili Su was the founder of our company, and has been our chairman of the board since October 2009 and chief executive officer since December 2014. Mr. Su is primarily responsible for our strategic planning, business operation and overall management. Mr. Su has over 12 years of working experience in the solar power industry. From 2005 and 2010, Mr. Su founded a number of solar companies, which completed the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008. He established the only privately-funded independent national testing center for PV products in the PRC as of December 31, 2014, which is a laboratory designated by the PRC Finance Ministry for qualifying solar parks for national subsidies. He was a cofounder, director and secretary of Yingli Green Energy Holding Co., Ltd., an NYSE-listed company from November 2001 to September 2004. He was also a judge at the Court of the Baoding City Xinshiqu from September 1992 to July 2000. Mr. Su was awarded a Bachelor of Law by Hebei University in July 1992. He also received an Executive Master of Business Administration from the University of International Business and Economics in December 2005.

Amy (Yi) Zhang. Ms. Zhang has been our vice chairman and chief strategy officer since December 2014 and our director since May 2011. Ms. Zhang served as our chief executive officer from May 2011 to December 2014. Ms. Zhang is primarily responsible for our business development and day-to-day operations. Ms. Zhang has over 25 years of experience in multinational companies. Immediately prior to joining us, she was the corporate chief financial officer of Suntech Power Holdings Co., Ltd., an NYSE-listed company, from September 2005 to May 2011. Ms. Zhang also has extensive senior managerial experience including serving as chief financial officer and chief operating officer of Deloitte Consulting China from April 1, 2004 to September 13 2005. During this time she was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree in Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.

Xiaoguang Duan. Mr. Duan has been our director since May 2011. Mr. Duan primarily has taken part in the reconstruction and stock issuance of companies such as Ningbo Huanlian and Shanghai Shenergy. From May 1994 to November 2007, Mr. Duan was director and vice president of Shenzhen Huayuan Limited Company, a Shenzhen-listed company. He was engaged in the establishment of Shengzhen Hengfeng Shidai Investment Limited Company and served as managing director from November 1997 to December 2003. He has been involved in the equity-linked investment of pre-IPO companies, and successfully took part in the reformation and floatation of Qinghai Gelatin Co. Ltd., Tongcheng Group, Leaguer Stock Co., Ltd. and Kweichow Moutai Co., Ltd., each of which is listed on the Shenzhen Stock Exchange. Mr. Duan founded Jolmo Capital Management Ltd., which initiated and managed RMB3,000,000,000, primarily invested in businesses in Jiangsu and Guangdong Province, including seven PV companies. From September 1986 to July 1987, Mr. Duan was a lecturer at John Hopkins University and studied China-US economics and politics. Since October 1991, he has been a director of Shanghai Economic Development Institute, and serves as the “Shanghai Economy” Producer. Mr. Duan graduated from Anhui University with a bachelor’s degree in 1979. He was awarded a Master of Philosophy by the University of Nanjing in July 1985.

Dr. Hao Wu. Dr. Wu has been our director since July 2012. Dr. Wu is a Chartered Financial Analyst registered with the CFA Institute since December 1998 and a member of the New York Society of Securities Analysts since April 2002. He has served as president of The Chinese Finance Association (TCFA). Since August 2005, Dr. Wu has been managing partner and chief executive officer of Sino Century. Prior to that, Dr. Wu advised AIG Global Investments as senior financial analyst from January 1997 to August 2000. He had broad responsibilities including advising AIG companies in Asia and Europe on investment and risk management strategies. He was also managing director and Head of Global Financial Products of Radian Group from October 2000 to August 2005. Dr. Wu was awarded a Bachelor of Science (Physics) by Fudan University in July 1988. He was also awarded a Doctorate in Electrical Engineering and a Master of Business Administration in Finance by the University of Southern California in December 1996 and May 1996, respectively. Dr. Wu completed a course on leading professional service firms at Harvard Business School in March 2005.

Dongliang Lin. Mr. Lin has been our director since December 2009. Mr. Lin is a general partner of IDG Capital. He became a director of the Sky Solar Group following IDG Capital’s Series A private placement investment in the Sky Solar Group. Mr. Lin has been Vice President of IDGVC Partners since June 1994. He became a general partner of IDG Capital since July 1999. He worked as a research fellow at the Development Research Center of the State Council from July 1986 to June 1994. He graduated from the Computer Science Department of Tsinghua University with a bachelor’s degree in July 1984. He graduated from the School of Economics & Management, Tsinghua University in July 1986.

Arthur (Lap Tat) Wong. Mr. Wong has been our independent director since our initial public offering in November 2014. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, and the independent director and chairman of the audit committee of YOU On Demand Holdings, Inc., a NASDAQ-listed company. He also serves as a board member and chairman of the audit committees for VisionChina Media Inc., a NASDAQ-listed company, China Automotive Systems, Inc., a NASDAQ-listed company, Daqo New Energy Corp., an NYSE-listed company, Petroking Oilfield Services Limited, a Hong Kong Stock Exchange-listed company. Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy, and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in that firm’s San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.

Andrew Y. Yan. Mr. Yan has been our independent director since our initial public offering in November 2014. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an Economist, Research Fellow and Director for Asia respectively in Washington, DC. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Currently, Mr. Yan is also an independent non-executive director of China Petroleum & Chemical Corporation, China Mengniu Dairy Company Limited, China Resources Land Limited. and Fosun International Limited; Non-executive Director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, MOBI Development Co., Ltd., eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of Giant Interactive Group Inc.; and a director of Acorn International, Inc., ATA Inc. and Eternal Asia Supply Chain Co. Ltd. (all 12 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, London Stock Exchange, Shanghai Stock Exchange or Shenzhen Stock Exchange). He also holds directorships in several SAIF portfolio companies. Mr. Yan received a master of art’s degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in China.

Andrew (Jianmin) Wang. Mr. Wang has been our chief financial officer and secretary of the board since May 2011. He is responsible for all financial accounting and capital management aspects. He also leads the information and technology and corporate legal compliance function, as well as acting as the secretary of the board. Mr. Wang is a professional accountant, having been a member of the China Institute of Certified Public Accountant since August 1995. Mr. Wang has extensive experience with financial services and accounting. He served as Audit Manager at Deloitte Touche Tohmatsu (Shanghai) from July 1993 to February 1999. He moved to Avery (China) Co., Ltd. to serve as finance director from March 1999 to December 2005. He was financial director at Invista Apparel Asia Pacific from January 2006 to May 2007. He then worked at Otis China Holdings Ltd. as their Financial Controller from June 2007 to April 2008. Immediately prior to joining us, he was corporate finance director of Suntech Power Holdings Ltd. from April 2008 to April 2011. Mr. Wang was awarded an Executive Master of Business Administration by Washington University in St. Louis in December 2004. Mr. Wang was awarded a Bachelor of Accounting by Shanghai University of Science and Engineering in July 1993.

Sanjay Shrestha. Mr. Shrestha has been the President of Sky Capital Americas since April 2015.  He brings over 15 years of experience in the broader clean tech sector to our team.  Most recently he led the renewables investment banking effort at FBR Capital markets.  During 2014, and under his leadership, the firm was ranked among the top renewable energy underwriters in the U.S.  Prior to joining FBR, Mr. Shrestha spent seven years as the global head of renewables research coverage at Lazard Capital Markets.  During his tenure at Lazard Capital Markets, he was a member of the Institutional Investor All America Research team and was also ranked as one of the top five stock pickers on a global basis.  Prior to Lazard Capital Markets, Mr. Shrestha spent seven years at First Albany Capital, where he built the firm’s renewables and industrial research practice.  Starmine/Forbes Magazine ranked him the number 1 stock picker and the number 1 earnings estimator during his tenure at First Albany Capital.

Zhi Hao. Mr. Hao has been our chief investment officer since May 2011. He is responsible for investing in global projects of Sky Solar. He was appointed our managing director for China in December 2014, responsible for executing our strategy to enter the China market. Mr. Hao has over 15 years of international experience specializing in corporate finance and project funding, including working for PricewaterhouseCoopers in their Singapore office. In his role prior to Sky Solar, Mr. Hao spent five years with Suntech Power, including his most recent position as investment director. Mr. Hao was awarded an Master of Business Administration by the National University of Singapore in June 2002 and was awarded a bachelor’s degree by Wuhan University in July 1998.

Ronghui Zhang. Ms. Zhang has been our managing director of Sky Solar Europe (excluding Spain), Middle East, and Africa since September 2013. She is responsible for Sky Solar’s operations in Europe (excluding Spain) including day-to-day operations, business and project development, IPP asset management etc. Ms. Zhang was managing director of Sky Solar’s Greek and Bulgarian operations from December 2009. Ms. Zhang was responsible for the development and construction of solar parks in Greece and Bulgaria, as well as for overseeing the operation and management of Sky Development Renewable Energy Resources and Sky Solar Bulgaria. Prior to joining us, Ms. Zhang was general manager of China Tours S.A. from September 1996 to March 2007. Ms. Zhang was a Chinese teacher at the Foreign Language Teaching Unit of the National and Kapodistrian University of Athens from October 2002 to September 2006. She was then Vice President of Hella-China International Exchange Centre from May 2004 to March 2007. Ms. Zhang has also been the Vice President of The Greek-China Peaceful Unification Promotion Council in Greece since 2005 and director of Chinese Overseas Friendship Association since 2008. Ms. Zhang graduated from the National and Kapodistrian University of Athens with a bachelor’s in Informatics and Telecommunications on May 2002.

Hong Chen. Mr. Chen was appointed our managing director for Latin America and Spain on January 21, 2009. He is responsible for project development in Latin America and Spain, which includes leading Sky Solar’s business operations in the region as well as coordination with relevant parties such as governments, local authorities, institutions, banks and energy off-takers, including the negotiation of EPC contracts and PPAs. Prior to his present position, Mr. Chen was the assistant to Sky Solar’s chairman, Mr. Su, from July 2007 to January 2009. During that period he actively participated in all of Sky Solar’s business development in Spain, including 26.0 MW of project development and transfer, as well around 100.0 MW of solar module trading. Mr. Chen was also involved in the entire logistics process for these solar parks. From September 2004 to June 2006, Mr. Chen studied at the Technical University of Madrid.

Rui Chen. Mr. Chen has been the managing director of Sky Solar Japan since October 2009. He is responsible for overseeing its corporate management and operations. From July 2006 until joining our company, Mr. Chen was general manager of Solar Technology & Investment Co., Ltd. From October 2000 to May 2003, Mr. Chen studied international management at the Reitaku University.

Peter (Ping) Liu. Mr. Liu joined Sky Solar in October 2009 as managing director of Sky Solar Canada, and was appointed our managing director for the North American region in August 2011. Mr. Liu is responsible for general business operations, project development and project transfer. Prior to joining us, Mr. Liu held various positions within the global 3M Company from May 1994 to August 2004. Mr. Liu then joined SPX Corporation between September 2004 to May 2006 before joining ENSTA Solar (Canada) Ltd. from June 2006 to September 2009. Mr. Liu graduated from Shanghai Tongji University with a Bachelor of Electrical Engineering in July 1986, and completed a Masters of Business Administration from the Shanghai University of Finance and Economics/Webster University in February 2001.

B.  Compensation

Directors and Executive Officers

In 2014, the aggregate cash compensation to all of our directors and our executive officers was US$1.2 million and the aggregate total compensation to all of our directors and our executive officers was US$1.9 million.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, we may generally terminate the employment of our executive officers without prior written notice for cause, including but not limited to refusal to perform lawful duties, a breach of the employment agreement, material misconduct, material failure to follow company rules and policies, destruction or theft of company property or breach of any non-disclosure and non-competition agreements. We may terminate the employment agreement at any time without cause upon advance written notice to the other party. We are entitled to pay the employee salary in lieu of any applicable notice period.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use for the officer’s own benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. Each executive officer has also agreed to disclose to us all work product, and acknowledged that all work product shall constitute work made for hire with respect to copyright, patents, trade secrets, trademarks and other proprietary rights. Each executive officer has agreed to execute all documents and perform all lawful acts necessary or advisable for us to secure these rights

Share-based Compensation

2009 Stock Incentive Plan

Our 2009 Stock Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units and other awards to our officers, employees, directors, consultants and other service providers. The maximum aggregate number of ordinary shares with respect of which options may be granted under the 2009 Stock Incentive Plan shall not exceed 12,195,122 ordinary shares. The purpose of the 2009 Stock Incentive Plan is to strengthen the commitment of such persons to us, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

The following are principal terms under our 2009 Stock Incentive Plan:

Administration.   Our 2009 Stock Incentive Plan is administered by the board or any committee appointed by the board of directors. The administrator shall be able to (i) to select the participants of the plan; (ii) determine whether and to what extent are to be granted; (iii) determine the number of shares to be covered by each award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the terms of the plan, of each award granted hereunder and which shall govern all written instruments evidencing options or awards of restricted stock, restricted stock units or other awards granted hereunder; (v) adopt, alter and repeal such administrative rules, guidelines and practices governing the plan as it shall from time to time deem advisable; (vi) reconcile any inconsistency in, correct any defect in and/or supply any omission in the plan and any instrument or agreement relating to, or award granted under, the plan; and (vii) interpret the terms and provisions of the plan and any award issued under the plan (and any award agreement relating thereto), and to otherwise supervise the administration of the plan.

The administrator may, in its absolute discretion, without amendment to the 2009 Stock Incentive Plan, (i) accelerate the date on which any option granted under the plan becomes exercisable, waive or amend the operation of plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such option, and (ii) accelerate the lapse of restrictions, or waive any condition imposed hereunder, with respect to any share of restricted stock or restricted stock unit or otherwise adjust any of the terms applicable to any such award; provided that no action taken in this paragraph adversely affects any outstanding award without the consent of the holder thereof.

Terms of Awards.   Options and restricted shares shall have specified terms set forth in an award agreement, as determined by the administrator.

Option Exercise.   The term of options granted under the 2009 Stock Incentive Plan may not exceed ten years from the date of grant. The method for paying for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include (i) cash and cash equivalent, (ii) broker’s cashless exercise procedure, (iii) certain forms of unrestricted Shares or Restricted Stock, (iv) any other form of consideration approved by the Administrator and permitted by applicable law or (v) any combination of the foregoing.

Amendment and Termination of Plan.   Our board of directors may amend, alter or discontinue the 2009 Stock Incentive Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant’s consent. Unless the board determines otherwise, the Board shall obtain approval of our shareholders for any amendment that would require such approval in order to satisfy any applicable regulatory requirements of laws.

No award shall be granted pursuant to the 2009 Stock Incentive Plan on or after the tenth anniversary of the effective date, but awards theretofore granted may extend beyond that date. For more information on the share-based compensation pursuant to the 2009 Stock Incentive Plan, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

2014 Equity Incentive Plan

We adopted our 2014 Equity Incentive in 2014. Our 2014 Equity Incentive Plan provides for the grant of options, share appreciation rights and other stock-based awards such as restricted shares, referred to as “awards,” to our directors, officers and employees up to 10,000,000 of our ordinary shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

The following are principal terms under our 2014 Equity Incentive Plan:

Termination of Awards.   Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us.

Administration.   Our 2014 Equity Incentive Plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award consistent with the provisions of our 2014 Equity Incentive Plan, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise.   The term of options granted under the 2014 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, or its equivalent, ordinary shares of our company, or any combination of the foregoing methods of payment, or consideration received by us in a cashless exercise.

Change in Control.   In the case of a change in control event, which is the sale or disposal of all, or substantially all of our assets, the acquisition by a third party of more than 50% of the voting power in our company by way of a merger, consolidation, tender or exchange offer or otherwise, or during any period of two consecutive years, our directors at the beginning of such period ceasing to constitute a majority of our board of directors, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control event. The compensation committee may also decide to cancel such awards for fair value (as determined in its sole discretion), provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control event but not thereafter.

Amendment and Termination of Plan.   Our board of directors may at any time amend, alter or discontinue our 2014 Equity Incentive Plan. Amendments or alterations to our 2014 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, provided in each case only to the extent such shareholder approval is required by stock exchange rules. Amendment, alteration or discontinuation of our 2014 Equity Incentive Plan cannot be made without the consent of a recipient of awards if such action would diminish the rights of that recipient under the awards, provided that the compensation committee may amend the plan as it deems necessary to permit the granting of awards to meet the requirements of applicable laws and stock exchange rules.

Unless terminated earlier, our 2014 Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

Option Awards

As of the date of this annual report, options to purchase 330,000 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report. We did not grant any outstanding options other than to the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Weili Su	—	—	-	-
Amy (Yi) Zhang	—	—	-	-
Xiaoguang Duan	—	—	-	-
Dr. Hao Wu	—	—	-	-
Dongliang Lin	—	—	-	-
Arthur (Lap Tat) Wong	180,000	1.00	November 13, 2014	November 13, 2024*
Andrew Y. Yan	150,000	1.00	November 13, 2014	November 13, 2024*
Andrew (Jianmin) Wang	—	—	-	-
Yu Hu	—	—	-	-
Sanjay Shrestha	—	—	-	-
Zhi Hao	—	—	-	-
Ronghui Zhang	—	—	-	-
Hong Chen	—	—	-	-
Rui Chen	—	—	-	-
Peter (Ping) Liu	—	—	-	-
Other Employees	—	—	-	-

*                             Or, if earlier, one year after the individual’s death or otherwise the date the individual leaves Sky Solar.

C.  Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re stated from time to time.  A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

·                                          convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

·                                         declaring dividends and distributions;

·                                          appointing officers and determining the term of office of officers;

·                                          exercising the borrowing powers of our company and mortgaging the property of our company; and

·                                          approving the transfer of shares of our company, including registering such shares in our share register.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan.  Mr. Arthur (Lap Tat) Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and the NASDAQ Stock Market.  Each member of the audit committee is an “independent director” within the meaning of the NASDAQ Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

·                                          selecting our independent registered public accounting firm and pre approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

·                                          reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

·                                          reviewing and approving all proposed related party transactions, defined as those transactions required to be discussed pursuant to Form 20-F, Item 7.8 and NASDAQ Listing Rule 5630(a);

·                                          discussing the annual audited financial statements with management and our independent registered public accounting firm;

·                                          reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

·                                          annually reviewing and reassessing the adequacy of our audit committee charter;

·                                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

·                                          meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mr. Weili Su, Mr. Andrew Y. Yan and Ms. Amy (Yi) Zhang.  Mr. Weili Su is the chairman of our compensation committee.  Mr. Andrew Y. Yan satisfies the “independence” requirement of the NASDAQ Stock Market Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

·                                          approving and overseeing the compensation package for our executive officers;

·                                          reviewing and making recommendations to the board with respect to the compensation of our directors; and

·                                          reviewing periodically and making recommendations to the board regarding any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Weili Su, Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan.  Mr. Weili Su is the chairman of our nominating and corporate governance committee.  Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan satisfy the “independence” requirement of the NASDAQ Stock Market Rules.  The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

·                                          identifying and recommending to the board nominees for election or reelection to the board, or for appointment to fill any vacancy;

·                                          reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

·                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

·                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors.  The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.  The directors may exercise all the powers of Sky Solar to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board.  Our directors may be appointed by the board or by the shareholders through ordinary resolutions.  Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting.  At each annual general meeting of our company, one-third of the directors at that time, or, if their number is not three or a multiple of three, then the number nearest to, but not greater than, one-third, shall retire from office by rotation, provided that the chairman of the board shall not.  A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting.  A director may be removed from office by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Our directors are divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting.  The three Class I directors have been elected for a term expiring on the date of our 2015 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The two Class II directors have been elected for a term expiring on the date of our 2016 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The two Class III directors have been elected for a term expiring on the date of our 2017 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Mr. Weili Su
Ms. Amy (Yi) Zhang	Mr. Dongliang Lin	Mr. Xiaoguang Duan
Dr. Hao Wu	Mr. Arthur (Lap Tat) Wong	Mr. Andrew Y. Yan

D.  Employees

As of December 31, 2012, 2013 and 2014, we had a total of 145 employees, 150 employees and 146 employees, respectively.  As of December 31, 2014, we had 54 employees in Europe, 46 employees in Japan, 35 employees in China and 54 employees in the Americas.  The following table sets forth the number of our employees for each of the major functions as of December 31, 2014:

Number of employees
Permit Development	10
Engineering, Procurement and Construction Management	49
Operations and Maintenance	11
Management and administrative	76
Total	146

E.  Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”  For information as to stock options granted to our directors, executive officers and other employees, see “—B.  Compensation — Share-based Compensation” above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this Annual Report on Form 20-F, of:

·                                          each of our directors and executive officers; and

·                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Weili Su(2)	107,088,110	27.5
Amy (Yi) Zhang	5,000,000	1.3
Xiaoguang Duan	—	—
Dr. Hao Wu	—	—
Dongliang Lin	—	—
Arthur (Lap Tat) Wong	—	—
Andrew Y. Yan	—	—
Andrew (Jianmin) Wang	*	*
Sanjay Shrestha	—	—
Zhi Hao	*	*
Ronghui Zhang	*	*
Hong Chen	*	*
Rui Chen	*	*
Peter (Ping) Liu	*	*
All directors and executive officers as a group	179,848,867	46.1
Principal Shareholders
Flash Bright Power Ltd.(3)	107,088,110	46.1
IDG-ACCEL China Capital Entities(4)	101,949,906	26.1

*                 Less than 1% of our total outstanding shares.

(1)         Percentage of beneficial ownership of each listed person is based on 390,026,670 ordinary shares outstanding.

(2)         Represents 107,088,110 ordinary shares held by Flash Bright Power Ltd.  Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by the trust of Mr. Weili Su, our founder, chief executive officer and chairman of the board.  The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

Excludes (i) 62,760,757 shares held by nineteen other shareholders, over which Mr. Su has voting power pursuant to proxies entered into by Mr. Su and such shareholders, and (ii) 10,000,000 shares in an Employee Incentive Pool for which Mr. Su is the director and member of the advisory committee.

An affiliate of both one of our Japanese silent partners and an international private equity firm, has a right to purchase $30 million of shares at the initial public offering price from Mr. Su, through Flash Bright Power Ltd., during a two-year period commencing on the date which is 180 days after the pricing date of this initial public offering.

(3)         Flash Bright Power Ltd. is a British Virgin Islands company that is wholly-owned by the trust of Mr. Weili Su, our chief executive officer and chairman of the board.  The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(4)         Represents 97,453,914 issued and outstanding ordinary shares held by IDG-ACCEL China Capital L.P., a Cayman Islands exempted limited partnership, and 4,495,992 held by IDG-ACCEL China Capital Investors L.P., a Cayman Islands exempted limited partnership.  IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. are under the common control of Mr. Quan Zhou and Mr. Chi Sing Ho who hold voting and investment power for both entities.  The registered address of both IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

As of the date of this annual report, none of our shareholders have different voting rights from other shareholders, nor are we aware of any arrangement the operation of which may at a subsequent date result in a change in control of our company.

B.  RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2012, 2013 and 2014.

Transactions with Certain Affiliates and Shareholders

Transactions with ChaoriSky Solar and its subsidiaries

We provided EPC and O&M services and sold PV modules with aggregate revenue of US$87.3 million, and US$3.3 million in 2012 and 2013, respectively, to ChaoriSky Solar Energy S.a.r.l., or ChaoriSky Solar.  We held 30% of the outstanding share capital of ChaoriSky Solar until November 2013.  In November 2013, we entered into a series of related agreements to transfer our 30% equity interest in ChaoriSky Solar to Chaori HK and acquired the equity interests in certain entities holding 18.3 MW of solar parks in Greece and related assets and liabilities and recorded at cost of US$65.2 million, in exchange for the settlement of trade and other receivables due from ChaoriSky Solar of US$64.6 million.  Upon the completion the transactions, we incurred a payable of US$0.6 million due to ChaoriSky Solar and ChaoriSky is no longer a related party to the Group as of November 2013.  We do not anticipate engaging ChaoriSky Solar or its parent company in any business other than O&M services going forward.  See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” for a discussion of our affiliate arrangements related to ChaoriSky Solar.

As of December 31, 2012 and 2013, we had trade-related amounts due from ChaoriSky Solar and its subsidiaries of US$30.5 million and nil, respectively, and non-trade related amounts due from ChaoriSky Solar and its subsidiaries of US$10.6 million and nil, respectively.  These non-trade related amounts consisted of unsecured loans payable to us carrying an interest ranging from zero to 3.0% per annum.

We purchased PV modules from ChaoriSky Solar and its subsidiaries aggregate amounts of US$10.3 million and nil in 2012 and 2013, respectively.  As of December 31, 2012 and 2013, we had trade-related amounts due to ChaoriSky Solar of US$1.1 million and nil, respectively, and non-trade related amounts due to ChaoriSky Solar of US$0.1 million, nil and nil, respectively.  These non-trade related amounts consisted of unsecured and interest-free loans payable to ChaoriSky Solar.

In 2013, we booked US$1.4 million in connection with logistics arrangement in relation to solar energy system sales.  Such income resulted from the reimbursement of expenses from ChaoriSky Solar.  These non-trade related amounts consisted of the payment of expenses incurred in the course of our solar energy system sales to ChaoriSky Solar in prior years.  In 2014, we did not book any income in connection with logistics arrangement in relation to solar energy system sales.

Transactions with China New Era International Limited

We provided EPC services as well as sold PV modules with aggregate revenues of US$40.7 million, US$1.7 million and nil in 2012, 2013 and 2014, respectively, to China New Era International Limited, or China New Era, a company 49% owned by Sky Solar Holdings Co., Ltd., formerly a shareholder of our company.  See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” for a discussion of our affiliate arrangements related to China New Era.  As of December 31, 2012, 2013 and 2014, we had trade-related amounts due from China New Era and its subsidiaries of US$33.8 million, US$13.5 million and US$7.3 million, respectively and non-trade related amounts due from China New Era and its subsidiaries of US$6.9 million, US$2.2 million and US$0.4 million, respectively.  These non-trade related amounts consisted of unsecured loans payable to us carrying an interest ranging from zero to 5.0% per annum.

We purchased PV modules from China New Era with an aggregate price of US$2.1 million, nil and nil in 2012, 2013 and 2014, respectively.  As of December 31, 2012, 2013 and 2014, we had trade-related amounts due to China New Era of US$2.1 million, US$0.2 million and US$0.2 million, respectively.  We did not have any non-trade related amounts due to China New Era as of December 31, 2012 or 2013 or 2014.

We acquired one wholly-owned subsidiary of China New Era on January 23, 2014 and assumed liability of US$3.7 million upon acquisition.  The liability assumed was offset against our amounts due from the acquired entity after the acquisition.

In 2014, we recorded an impairment loss on amounts due from related parties of US$2.2 million, due to the decrease in collectability of certain amounts due from China New Era.

Transactions with RisenSky Solar and its subsidiaries

We provided EPC and O&M services as well as sold PV modules with aggregate revenues of US$5.5 million, US$0.5 million and US$0.3 million in 2012, 2013 and 2014, respectively, to RisenSky Solar S.a.r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries.  See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar.  As of December 31, 2012, 2013 and 2014, we had trade-related amounts due from RisenSky Solar and its subsidiaries of US$8.6 million, US$1.4 million and US$1.1 million, respectively, and non-trade related amounts due from RisenSky Solar and its subsidiaries of US$3.2 million, US$4.9 million and US$4.4 million, respectively, consisting of unsecured payable to us with 3% interest rate per annum.

As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due to RisenSky Solar of nil, US$0.01 million and US$0.01 million, respectively.  These non-trade related amounts consisted of unsecured and interest free loans payable to RisenSky.

In 2013, we recognized investment and other income of US$0.4 million in connection with compensation for logistics arrangement in relation to our solar energy system sales.  Such income resulted from the reimbursement of expenses from RisenSky Solar.  These non-trade related amounts consisted of the payment of expenses incurred in the course of our provision of solar energy system sales to RisenSky Solar in prior years.  In 2014, we did not recognize investment and other income in connection with compensation for logistics arrangement in relation to our solar energy system sales.

Transactions with Panquick Ltd.

As of December 31, 2012, 2013 and 2014, we had trade-related amounts due to Panquick Ltd. of nil, nil and nil, respectively, and non-trade related amounts due to Panquick Ltd. of nil, US$0.2 million and US$4,000, respectively.  These non-trade related amounts consisted of unsecured and interest-free loans payable to Panquick Ltd.

Transactions with Sky Solar (Hong Kong) International Co., Ltd.

We purchased PV modules with an aggregate price of US$1.6 million, nil and nil in 2012, 2013 and 2014, respectively, from Sky Solar (Hong Kong) International Co., Ltd., or Sky Solar (Hong Kong), a company wholly owned by Mr. Su.

In 2014, we assigned creditor’s rights of EUR7.0 million (equal to approximately US$9.6 million under the then-current exchange rate of US$1.00 to EUR0.73) due from an independent third party to Sky Solar (Hong Kong) in exchange for a consideration of EUR7.0 million, of which US$8.2 million was cancellation of amounts due to Sky Solar (Hong Kong) and US$1.4 million was equity contribution to us by Mr. Su.  In addition, our amounts due from Sky Solar (Hong Kong) of approximately US$7.7 million were settled against our amounts due to it of US$3.9 million, along with our amounts due to Mr. Su of US$0.8 million and our amounts due to Beijing Sky Solar Investment Management Co., Ltd., a company controlled by Mr. Su, of US$3.0 million, according to several assignment and settlement agreement signed among these entities.

As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due to Sky Solar (Hong Kong) of US$5.2 million, US$13.9 million and US$1.7 million, respectively.  These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar (Hong Kong).

As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due from Sky Solar (Hong Kong) of nil, US$0.4 million and US$1.8 million.  These non-trade related amounts consisted of unsecured and interest-free loans payable to us.

Transactions with Sky Solar Holdings Co., Ltd.

We received funds from Sky Solar Holdings Co., Ltd. our former shareholder, as a shareholder loan amounting to US$36.0 million, US$34.5 million and US$14.2 million in 2012, 2013 and 2014, respectively.  All of such current and non-current balances were unsecured.  Included in the current balances as of December 31, 2012 were amounts of US$10.0 million, which carried interest at 0.3% per annum.  Included in the non-current balances as of December 31, 2011 and 2012 were amounts of US$2.5 million and US$5.2 million, respectively, which carried interest at 6.0% and 6.0% per annum, respectively.  We did not have any amounts due to Sky Solar Holdings Co., Ltd. as of December 31, 2013, as Sky Solar Holdings Co., Ltd. waived repayment of all the balances due from us on December 31, 2013.  During the 2014, we received payments from Sky Solar Holdings Co., Ltd. of approximately US$14.2 million, and then repaid US$14.0 million to Sky Solar (Hong Kong) to settle Sky Solar Holdings Co., Ltd.’s amounts due to Sky Solar (Hong Kong).  We had amounts due to Sky Solar Holdings of US$0.04 million as of December 31, 2014 consisting of unsecured and interest-free loans payable to Sky Solar Holdings Co., Ltd. by us.

We had amounts due from Sky Solar Holdings Co., Ltd. amounting to US$13.3 million as of December 31, 2013, which carried interest at 3.0% per annum and was due on July 24, 2014.  This balance was a loan from us to Sky Solar Holdings Co., Ltd. used as an additional capital injection by Sky Solar Holdings Co., Ltd. to China New Era, as Sky Solar Holdings Co., Ltd. did not have sufficient cash at the moment of capital injection.  The loan had a one-year term and would be automatically extended for another year if no disagreement arose between relevant parties.  On June 13, 2014, we received the repayment of this advance in full from Sky Solar Holdings Co., Ltd.

Transactions with Sky Solar New Energy Investment Limited

We purchased PV modules with an aggregate price of nil, US$0.5 million and nil in 2012, 2013 and 2014, respectively, from Sky Solar New Energy Investment Limited, or Sky Solar New Energy, a company wholly owned by Mr. Su.  As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due to Sky Solar New Energy of US$1.4 million, US$3.6 million and nil, respectively. These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar New Energy.

We also received consulting services from Sky Solar New Energy with an aggregate price of US$1.4 million, US$1.7 million and nil in 2012, 2013 and 2014 respectively.  We also paid a fund use fee to Sky Solar New Energy in aggregate amounts of nil, nil and US$0.4 million in 2012, 2013 and 2014, respectively, for their cash pledged on our behalf for the grant of bank facilities. As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due from Sky Solar New Energy of nil, US$1.2 million and US$1.6 million, respectively.  These non-trade related amounts consisted of unsecured and interest-free loans extended to Sky Solar New Energy and payable to us.

Transactions with Beijing Sky Solar Investment Management Co., Ltd.

We also paid a fund use fee to Beijing Sky Solar Investment Management Co., Ltd. in aggregate amounts of nil, nil and US$0.1 million in 2012, 2013 and 2014, respectively, for their cash pledged on our behalf for the grant of bank facilities.  As of December 31, 2012, 2013 and 2014, we had non-trade related amounts due to Beijing Sky Solar Investment Management Co., Ltd. of nil, US$3.8 million and nil, respectively.

Transactions with Sky Power Group Ltd.

In 2014, we received payment from our former holding company, Sky Power Group Ltd., or Sky Power, of US$5.1 million, which increased our amounts due to Sky Power to US$9.6 million.  On June 30, 2014, Sky Power and we entered into an agreement, pursuant to which Sky Power waived repayment of all of our US$9.6 million balances due to it.  Such waiver of repayment was recorded as an equity contribution by Sky Power to us.

Short-term Unsecured Loans from and to Affiliate Companies

The following table includes material short-term, unsecured loans from certain of our affiliate companies from time to time primarily for general corporate and working capital purposes for the dates indicated:

	As of December 31,
	2012	2013	2014
	(US$ in thousands)
SWL Flash Bright Limited(1)	940	—	—
Sky Solar (Hong Kong)(2)	5,195	13,932	1,680
Sky Global Solar S.A.(3)	—	163	213
ChaoriSky Solar(4)	111	—	—
Sky Solar New Energy Investment Limited(5)	1,447	3,620	—
Tany International (Baoding) Solar Electric Co., Ltd.(6)	—	10	—
Panquick Ltd.	—	230	4
Beijing Sky Solar Investment Management Co., Ltd.(7)	—	3,803	—
RisenSky Solar and its subsidiaries(8)	—	9	8

*                 These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0 per annum.

(1)         A company indirectly wholly owned by Mr. Su.

(2)         A company 100% owned by Mr. Su.

(3)         A company 40% owned by Mr. Su.

(4)         A company 30% owned by us until November 2013.

(5)         A company controlled by Mr. Su.

(6)         A company controlled by Mr. Su.

(7)         A company controlled by Mr. Su.

(8)         A company 30% owned by us.

The following table includes short-term, unsecured loans to certain of our affiliate companies from time to time primarily for their general corporate and working capital purposes:

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Sky Solar (Hong Kong)(1)	—	363	1,809
ChaoriSky Solar(2)	7,400	—	—
RisenSky Solar(3)	2,324	4,031	4,380
China New Era(4)	6,893	381	364
Sky Solar New Energy Investment Limited(5)	—	1,234	1,574
SWL Flash Bright Power Limited	6	6	6
Tany International (Hong Kong) Co., Ltd.(6)	—	916	867

*                 These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0 per annum.

(1)         A company 100% owned by Mr. Su.

(2)         A company 30% owned by us until November 2013.

(3)         A company 30% owned by us.

(4)         A company 49% owned by Sky Solar Holdings Co., Ltd.

(5)         A company controlled by Mr. Su.

(6)         A company controlled by Mr. Su.

Deed of Non-competition and Right of First Refusal

Pursuant to a deed of non-competition we entered into with Mr. Su, our chief executive officer and chairman of the board, on September 15, 2014, Mr. Su has unconditionally and irrevocably agreed, undertaken and covenanted with us that he would not, and would procure that his associates (other than any members of our company) would not, directly or indirectly, engage in any business which competes or is likely to compete, directly or indirectly, with the business from time to time conducted, carried on or contemplated to be carried on by any member of our company or in which any member of our company is engaged or has invested or which any member of our company has otherwise publicly announced its intention to enter into, engage in or invest in (the “Non-competition Clause”).

Mr. Su has also unconditionally and irrevocably granted to us a right of first refusal in respect of his businesses in China in which he owns more than 50% of the equity interests (“Mr. Su’s China Business”) when (i) Mr. Su receives during the right of the first refusal period (as defined below) from or otherwise negotiate with a third party a bona fide offer to purchase any equity interests in any of Mr. Su’s China Business (for the avoidance of doubt, the bona fide offer excludes any offer which results in any transaction that does not involve any change of beneficial ownership of Mr. Su in relation to his China Business) and which will result in Mr. Su ceasing to retain control of any of his China Business, and (ii) Mr. Su intends to sell his equity interests in that China Business to that third party.  In those circumstances, Mr. Su has agreed to promptly deliver written notice to us.  Upon receiving such notice, we must notify Mr. Su within 30 days that we will purchase the relevant China Business at the price and on the terms of the third party if we decide to do so.

A majority of our directors and a majority of our independent directors must approve any amendment of the agreement.

The right of first refusal period begins upon the effectiveness of the deed of non-competition and terminates at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, or (ii) upon the mutual agreement by Mr. Su and our company to terminate the deed of non-competition.  The Non-competition Clause begins upon the effectiveness of the deed of non-competition and terminates at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) when Mr. Su ceases to be the largest shareholder of his China Business, or (iii) upon the mutual agreement by Mr. Su and our company to terminate the deed of non-competition.  The termination of the agreement or any amendment of the provisions would also require the approval of two-thirds of shareholders who attend a shareholders meeting (in person or by proxy) approving such amendment or termination after sufficient notice is given to ADR holders to participate in any such meetings.

Any amendment or termination of the deed of non-competition or the rights of first refusal agreement, any acquisition of assets from Mr. Su’s China Business and the exercise of the right of first refusal would be “related party transactions” under Item 7.B of Form 20-F, requiring the affirmative vote of the independent directors and subject to our internal corporate governance procedures regarding acquisitions of assets.  See “Item 4. Information on the Company—B. Business Overview—Acquisition of Assets.”

Trademark License Agreements

The rights to the Sky Solar trademark are held by certain of our affiliates.

Pursuant to a license agreement we entered into in September 2013 with Beijing Sky Solar Investment Management Company, or Beijing Sky Solar, an entity controlled by Mr. Su, we are required to pay 0.05% of our revenue, not exceeding HK$10 million (approximately US$1.3 million), to Beijing Sky Solar for the licensing of the trademark “Sky Solar,” or “天华阳光” registered in certain jurisdictions such as the U.S., Chile and Saudi Arabia, one month after our audited annual financial statements are issued each year starting from 2014.  As of December 31, 2014, we have not made any licensing fee payment for the use of the trademark “Sky Solar,” or “天华阳光” under the license agreement.

We also entered into a trademark license agreement with Sky Solar Holdings Co., Ltd. in September 2013, pursuant to which we pay nominal consideration to Sky Solar Holdings Co., Ltd. for the licensing of the trademark “Sky Solar,” or “天华阳光” registered in certain jurisdictions such as Japan, South Africa, Greece, Bulgaria and Hong Kong, which has been effective since October 2013.

We do not currently have the rights to use the trademark “Sky Solar,” or “天华阳光” in the PRC pursuant to these trademark license agreements, but we are in the process of negotiating to obtain such rights in anticipation of our entry into the China market.

Employment Agreements

See “Item 6. Directors, Senior Management, and Employees—B. Compensation—Employment Agreements.”

Equity Incentive Plan

See “Item 6. Directors, Senior Management, and Employees—B. Compensation—Share-based Compensation.”

2013 Share Swap

In September 2013, Sky Solar Holdings Co., Ltd. and Sky Power Group, Ltd. completed a one-for-one share swap, or the 2013 Share Swap.  Mr. Su’s beneficial ownership and voting power immediately prior to the 2013 Share Swap and immediately after the 2013 Share Swap did not materially change.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we are subject to certain legal and administrative proceedings that arise in the ordinary course of our business, including claims regarding intellectual property rights, business contracts, employment and other matters.  We are not currently involved in any legal proceedings by third parties that our management believes could have a material adverse effect on our business, financial position or results of operations.  However, it is possible that an unfavorable resolution of one or more of such proceedings could materially and adversely affect our future operating results or financial position in a particular period.

Dividend Policy

We have not and do not intend to declare or pay any dividends on our ordinary shares in the near future.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.  Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.  If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.”  Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the NASDAQ Capital Market for the periods indicated.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual Highs and Lows
2014 (from November 13, 2014)	14.00	6.00

Quarterly Highs and Lows
Fourth Quarter 2014 (from November 13, 2014)	14.00	6.00
First Quarter 2015	12.95	9.00
Second Quarter 2015 (until April 28, 2015)	12.00	10.01

Monthly Highs and Lows
November 2014 (from November 13, 2014)	13.32	8.00
December 2014	14.00	6.00
January 2015	12.95	9.00
February 2015	12.49	10.51
March 2015	12.15	10.80
April 2015 (until April 28, 2015)	12.00	10.01

Source:  NASDAQ

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ADSs, each representing eight ordinary shares, have been listed on the NASDAQ Capital Market since November 13, 2014 and trade under the symbol “SKYS.”

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our Form F-1 registration statement on Form F-1 (Registration No. 333-198817), as amended, initially filed with the Commission on September 18, 2014.

C.  Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E.  Taxation

The following discussion of the material Cayman Island, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the EIT Law and its Implementing Rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%.  The Implementing Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.  In 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.  Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.  According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met:  (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Based upon a review of surrounding facts and circumstances by our PRC legal counsel, none of us or our subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes.  We are not controlled by a PRC enterprise or PRC enterprise group and we do not believe we meet all of the conditions above.  We are a company incorporated outside the PRC.  As a holding company, our key assets are our ownership interests in our subsidiaries, and our key assets are located, and our records (including the resolutions of our board of directors and the resolutions of our shareholders) are maintained, outside the PRC.  For the same reasons, our other subsidiaries outside of China are not PRC resident enterprises either.  However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs.  In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC.  It is unclear whether our non-PRC individual shareholders (including ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise.  If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.  However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Provided that we are not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.  However, under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the relevant tax authority of the PRC resident enterprise.  The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.  As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%.

Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies by non-controlling shareholders, there is uncertainty as to the application of SAT Circular 698 to us and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698.

United States Federal Income Taxation

The following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.  This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.  For purposes of this discussion you are a “U.S. Holder” if you are a beneficial owner of an ADS or ordinary share that is:

·                                          an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

·                                          a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

·                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

·                                          a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address all U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

·                                          a dealer in securities or currencies;

·                                          a financial institution;

·                                          a regulated investment company;

·                                          a real estate investment trust;

·                                          an insurance company;

·                                          a tax-exempt organization;

·                                          a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

·                                          a trader in securities that has elected the mark-to-market method of accounting for your securities;

·                                         a U.S. expatriate or former U.S. citizen or long-term resident;

·                                          a person who actually or constructively owns 10% or more of our voting stock; or

·                                          a person whose “functional currency” is not the U.S. dollar.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

The discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof.  Such authorities are subject to change, which could apply retroactively, and could affect the U.S. federal income tax consequences discussed below.  In addition, this discussion assumes that the deposit agreement, and any other related agreements, will be performed in accordance with their terms.

This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances.  Moreover, this discussion does not address any state, local or non-U.S. tax consequences, the alternative minimum tax or any aspects of U.S. federal tax law other than income taxation.  If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Department of the Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with beneficial ownership of the underlying security for the purposes of the U.S. federal income tax (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs).  If you are a U.S. Holder, the creditability of any foreign taxes and the availability (in the case of certain non-corporate U.S. Holders) of the reduced tax rate for any dividends you receive could be affected by actions taken by intermediaries in the chain of ownership between you and our company if, as a result of such actions, you are not properly treated as the beneficial owner of underlying ordinary shares.

Distributions

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions will be includible in your income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  We do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles.  Accordingly, you should expect that a distribution will generally be reported as a dividend even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain.  Such dividends will be taxable on the date of receipt by the depositary in the case of ADSs, or on the date of receipt by you in the case of ordinary shares.  Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code for dividends received from other U.S. corporations.

Dividends received from a qualified foreign corporation are generally treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date.  A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States.  U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market, as our ADSs (but not our ordinary shares) are expected to be.  In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year.  Qualified dividends received by non-corporate U.S. investors are taxed at the rates applicable to long-term capital gains, which are currently lower than the rates applicable to ordinary income.  You should consult your own tax advisors regarding the application of these rules given your particular circumstances.  There can be no assurance that we will be a qualified foreign corporation at the time any future dividend is paid.

Dividends will constitute non-U.S. source income for U.S. foreign tax credit purposes and generally will be “passive category” income or, in the case of U.S. Holders such as members of a financial services group predominantly engaged in the active conduct of a banking, insurance, financing or similar business, may be “general category” income.  In the event we are required to withhold PRC income tax on dividends paid to you with respect to our ADSs or ordinary shares under the EIT Law and its Implementing Rules (as described under “PRC Taxation” above), you may, subject to certain limitations, be eligible to claim a U.S. foreign tax credit or a deduction for the PRC tax withheld.  The rules governing the U.S. foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the U.S. foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition

Subject to the discussion under “Passive Foreign Investment Company” below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares.  Your tax basis in the ADS or ordinary shares will generally be the cost of such ADSs or ordinary shares.  Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are long-term capital gains, which are currently taxed at rates lower than the rates applicable to ordinary income.  The deductibility of capital losses is subject to limitations.  In particular, if you are a non-corporate U.S. Holder, the excess of your capital losses over your capital gains in any year may generally only be used to offset the first US$3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations.  If you are a corporate U.S. Holder, you may use capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years.  Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.  However, as described under “PRC Taxation” above, gains recognized on the sale, exchange or other disposition of our ADSs or ordinary shares may be subject to PRC withholding tax under the EIT Law and its Implementing Rules.  If PRC tax were to be imposed on any gain recognized on the disposition of ADSs or ordinary shares by a U.S. Holder, such a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for U.S. foreign tax credit purposes.  You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of our ADSs or ordinary shares, including the availability of the U.S. foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2014.  Based on the current and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not currently anticipate becoming a PFIC for our current taxable year.  However, because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

In general, we will be a PFIC for any taxable year in which:

·                                          at least 75% of our gross income is passive income, or

·                                          at least 50% of the value (based on an average of quarterly values) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents that are received from unrelated parties in connection with the active conduct of a trade or business) and gains from the disposition of passive assets.  If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC will be made annually.  Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.  Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering.  If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions.  Under these special tax rules:

·                                          the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

·                                          the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

·                                          the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.  If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file Internal Revenue Service, or IRS, Form 8621 (or any other form specified by the U.S. Department of the Treasury) on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held.  If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, or a lower-tier PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.  You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange.  Under current law, the mark-to-market election may be available to holders of ADSs, but not ordinary shares, provided the ADSs are listed on the NASDAQ Capital Market, which constitutes a qualified exchange.  There can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make an effective mark-to-market election for the first taxable year in which you hold our ADSs, you will include as ordinary income in each year that we are a PFIC the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs.  You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any distribution that we make would generally be subject to the rules discussed above under “—Distributions,” except that the lower rate applicable to qualified dividend income would not apply.  If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.  You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. investor in a PFIC can mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code.  This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (or through U.S.-related financial intermediaries), unless you are an exempt recipient.  Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.  U.S. Holders who are required to provide their taxpayer identification number or establish their exempt status can provide such information and certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and U.S. Treasury regulations promulgated thereunder, non-corporate U.S. Holders that hold “specified foreign financial assets,” as defined in the U.S. Treasury regulations, (which may include our ADSs or ordinary shares) other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. bank or insurance company are required to report information relating to such assets, subject to applicable exceptions.  U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of our ADSs or ordinary shares.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, OR ANY ESTATE, GIFT OR INHERITANCE LAWS.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We have filed this annual report on Form 20-F on Form 20-F, including exhibits, with the SEC. We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-198817), as amended. As allowed by the SEC, in Item 19 of this annual report on Form 20-F, we incorporate by reference certain information we filed with the SEC.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this annual report on Form 20-F.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will post this annual report on our website ir.skysolarholdings.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.  Subsidiary Information

For a listing of our subsidiaries, please see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Certain of our investment holding companies transact in their respective foreign currencies, for example, the Euro.  In addition, intracompany loans are denominated in the U.S. dollar, which is the operating currency of our operating subsidiaries.  The monetary assets and monetary liabilities of our subsidiaries are denominated in U.S. dollars, Japanese yen and Euros, whichever is the operating currency of the respective subsidiary, at the end of each reporting date.  We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks, but may do so in the future when we deem it appropriate to do in light of the significance of such risks.  However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.”

Sensitivity Analysis

We are mainly exposed to foreign currency risk from the U.S. dollar and the Euro since a majority of our current operations are located in Europe and transacted in either the U.S. dollar or the Euro.  Apart from the operations whose functional currency is either the Euro or the U.S. dollar, our operations in Japan, Bulgaria, South Africa and Canada are transacted in their respective local currency.  The following table details our sensitivity and the sensitivity of our subsidiaries to a 5% increase and decrease in the respective functional currency against the U.S. dollar and the Euro.  The sensitivity rate of 5% represents management’s assessment of the reasonably possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 5% change in their respective functional currency.  A negative number below indicates an increase in pre-tax loss or a decrease in pre-tax profit where their respective functional currency strengthen 5% against the U.S. dollar.  For a 5% weakening of their respective functional currency against the U.S. dollar, there would be an equal and opposite impact on the profit or loss and the balances below would be positive.

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Euro	4,054	799	—
U.S. dollar	562	687	—

We currently do not have a foreign currency hedging policy, but we monitor our foreign risks and will consider hedging significant foreign currency exposure, should we determine that it is appropriate.

Interest Rate Risk

Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and borrowings.  It is our policy to keep our restricted cash, bank balances and borrowings at floating rates of interest so as to minimize the interest rate risk.  Our fair value interest rate risk relates mainly to fixed-rate borrowings.  Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

Credit Risk

Our maximum exposure to credit risk arises from the carrying amounts of the respective recognized financial assets as stated in our consolidated statements of financial position.

In order to minimize the credit risk, we have delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.  In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.  We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise.  In this regard, we consider that our credit risk is significantly reduced.

Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties.  We generally grant credit only to clients and related parties with good credit ratings and also closely monitors overdue debts.  In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

Liquidity Risk

We have built an appropriate liquidity risk management framework for the management of short-term and long-term funding and liquidity.  We manage liquidity risk by closely and continuously monitoring its financial positions.  We aim to maintain sufficient cash flows with internally generated funds and banking facilities.  We also review forecasted cash flows on an on-going basis to ensure that.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other securities

Not applicable.

D.  American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held

ADS services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

You will also be responsible for paying certain charges including:

·                                          taxes (including applicable interest and penalties) and other governmental charges;

·                                          certain registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of Shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

·                                          certain cable, telex and facsimile transmission and delivery expenses;

·                                         the expenses and charges incurred by the depositary in the conversion of foreign currency;

·                                          such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, deposited securities, ADSs and ADRs; and

·                                          the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations).  In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time.  ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date.  In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed.  In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such fees may be deducted from distributions made to applicable holders of ADSs.  For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made to holders of ADSs through DTC or charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.  Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary.  You will receive prior notice of such changes.  The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs.  The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid.  It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency.  If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs.  In 2014, we received US$0.8 million, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2012, 2013, and 2014.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-198817) for our initial public offering of 6,353,750 ADSs, representing 50,830,000 ordinary shares, after the underwriters exercised their option to purchase additional ADSs in full, which registration statement was declared effective by the SEC on November 10, 2014. We received total net proceeds of US$40.3 million from our initial public offering.

For the period from the effective date to December 31, 2014, we used approximately US$6.6 million for the construction of our shovel-ready projects in Japan and US$5.0 million for the construction of our shovel-ready projects in Latin America such as Uruguay.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2014. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.  Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.  See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

Prior to our initial public offering in November 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2013 included in our registration statement on Form F-1 filed in connection with our initial public offering and for the year ended December 31, 2014 included in this annual report, we and our independent public accounting firm identified a material weakness and other control deficiencies, each as defined in AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to, among other deficiencies, insufficient accounting resources and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weakness and other control deficiencies, including a significant deficiency that was identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To address the material weakness and control deficiencies identified, including the significant deficiency, and in cooperation with our board’s audit committee, we have taken or are planning to take a number of measures to address the material weakness and other control deficiencies identified, including (i) hiring additional accounting personnel with experience in IFRS and SEC reporting requirements, especially at the regional level; (ii) providing regular training on an ongoing basis to our accounting personnel that covers a broad range of accounting and financial reporting topics; (iii) developing and applying a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records; (iv) forming an internal audit department, which will directly report to the audit committee; and (v) forming an audit committee which consists of independent directors to oversee the operation of our finance department, and to approve all related party transactions and other significant transactions.

As of December 31, 2014, we determined that the remediation of the above-mentioned material weakness and other control deficiencies was in progress.  The ongoing implementation of these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Arthur (Lap Tat) Wang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.  See “Item 6.  Directors, Senior Management and Employees — C.  Board Practices — Board Committees — Audit Committee.”

ITEM 16B.  CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on September 10, 2014, which applies to our directors, officers and employees.  No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees.  We have filed this code of ethics as an exhibit to this annual report on Form 20-F, and a copy is available to any shareholder upon request.  Our code of business conduct and ethics is publicly available on our website at www.skysolargroup.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2013 and 2014.

	For the years ended December 31,
	2013	2014
	(US$ in thousands)
Audit Fees(1)	1,800	1,714
Audit—related Fees(2)	600	124
Tax Fees(3)	—	40
Total	2,400	1,878

(1)             Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)             Audit-related fees include fees billed for professional services rendered in connection with the assurance and related services.

(3)             Tax fees include fees billed for professional services in connection with our transfer study activities.

Prior to forming an audit committee, our board of directors was responsible for the oversight of our independent registered public accounting firm.  The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the NASDAQ Capital Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. The following table summarizes the significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of NASDAQ.

	NASDAQ Listing Rules	Our Practice

Board of Directors	NASDAQ Listing Rules require U.S. domestic issuers to have a board of directors that is majority independent. We are not subject to such requirement.	We have a board of directors that is comprised of seven members, two of whom are independent directors.

Audit Committee	NASDAQ Listing Rules require U.S. domestic issuers to have an audit committee that has at least three members, each of whom is an independent director. We are not subject to such requirement.	We have an audit committee that consists of two directors, both of whom are independent directors.

Compensation Committee	NASDAQ Listing Rules require U.S. domestic issuers to have a compensation committee that has at least two members, each of whom is an independent director. We are not subject to such requirement.	We have a compensation committee that consists of one independent director and two executive directors.

Independent Director Oversight of Executive Officer Compensation

NASDAQ Listing Rules require U.S. domestic issuers to have independent director involvement in the determination of executive compensation by having a compensation committee comprised solely of independent directors or by submitting such matters for approval or recommendation by a majority of the independent directors meeting in executive sessions. We are not subject to such requirement.

Our compensation committee, which is comprised of one independent director and two executive directors, oversees executive officer compensation.

Independent Director Oversight of Director Nomination

NASDAQ Listing Rules require U.S. domestic issuers to have independent director involvement in the selection and recommendation of director nominees, by having a nomination committee comprised solely of independent directors or by having director nominees selected or recommended by a majority of its independent directors meeting in executive sessions. We are not subject to such requirement.

Our nominating & corporate governance committee, which is comprised of two independent directors and one executive director, oversees the selection and recommendation of director nominees.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited financial statements and a report of the independent registered public accounting firm included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect
2.1*	Registrant’s Specimen American Depositary Receipt
2.2*	Registrant’s Specimen Certificate for Ordinary Shares
2.3†	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts
4.1*	2009 Stock Incentive Plan
4.2*	2014 Equity Incentive Plan
4.3*	Form of Employment Agreement with the Registrants’ executive officers
4.4*	Form of Indemnification Agreement with the Registrants’ directors
4.5*	Trademark License Agreement dated September 3, 2013
4.6*	Trademark License Agreement dated September 6, 2013
4.7*	Translation of Deed of Non-competition and Right of First Refusal
4.8*

Registration Rights Agreement between Sky Solar Holdings, Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., CES Holdings Ltd., Sino-Century HX Investments Limited and Permal Select Opportunities Ltd.

4.9∞	Registration Rights Agreement between Sky Solar Holdings, Ltd. and Solar Partnership Capital II Ltd. dated October 10, 2014
4.10∞	Translation of Amendment to Deed of Non-competition and Right of First Refusal dated October 22, 2014
4.11Ω	Share Exchange Agreement dated September 12, 2013
4.12Ω	Novation Agreement dated September 12, 2013
8.1	Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

*                 Previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference.

∞               Previously filed with Amendment No. 1 to the Registration Statement on Form F-1 (File 333-198817) filed on October 22, 2014 and incorporated herein by reference.

Ω              Previously filed with Amendment No. 5 to the Registration Statement on Form F-1 (File 333-198817) filed on November 10, 2014 and incorporated herein by reference.

†                 Previously filed with the Registration Statement on Form F-6 (File 333-199512) filed on October 22, 2014 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Chairman and Chief Executive Officer

Date: April 29, 2015

SKY SOLAR HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

SKY SOLAR HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income (expense), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2015

SKY SOLAR HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (EXPENSE)

(U.S. dollars in thousands, except for earnings (loss) per share)

			Year ended December 31,
	Notes		2012	2013	2014
			Thousand USD	Thousand USD	Thousand USD
Revenue	6
Related parties			133,471	5,564	1,788
Non-related parties			70,286	30,893	31,097
Total Revenue			203,757	36,457	32,885
Cost of sales and services			(142,433)	(29,270)	(20,747)
Gross profit			61,324	7,187	12,138
Impairment loss on IPP solar parks	22	(B)	—	(21,645)	(1,549)
Provision on receivables	19,20		(629)	(3,521)	(2,200)
Selling expenses			(635)	(848)	(1,160)
Administrative expenses			(24,007)	(25,030)	(63,770)
Other operating income	16		789	484	6,293
Loss (profit) from operations			36,842	(43,373)	(50,248)
Investment income	8		955	960	405
Other gains and losses	9		(1,570)	(3,488)	(15,647)
Finance costs	10		(1,132)	(2,352)	(3,817)
Other expenses	11		(1,600)	(2,266)	(3,526)
Profit (loss) before taxation	12		33,495	(50,519)	(72,833)
Income tax expense	13		(6,630)	(3,372)	(910)
Profit (loss) for the year			26,865	(53,891)	(73,743)
Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations			1,031	(352)	(11,114)
Total comprehensive income (expense) for the year			27,896	(54,243)	(84,857)
Profit (loss) for the year attributable to owners of the Company			26,865	(53,801)	(73,844)
Profit (loss) for the year attributable to non-controlling interests			—	(90)	101
			26,865	(53,891)	(73,743)
Total comprehensive income (expense) attributable to:
Owners of the Company			27,896	(54,163)	(84,890)
Non-controlling interests			—	(80)	33
			27,896	(54,243)	(84,857)
Earnings (loss) per share—Basic (USD)	15		0.08	(0.16)	(0.21)
Earnings (loss) per share—Diluted (USD)	15		0.08	(0.16)	(0.21)

SKY SOLAR HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for earnings (loss) per share)

			As of December 31,
	Notes		2013	2014
			Thousand USD	Thousand USD
Current assets:
Cash and cash equivalents			9,742	52,993
Restricted cash			2,275	5,438
Amounts due from customers for contract work	17		1,333	—
Amount due from Sky Solar Holdings Co., Ltd.	18		13,267	—
Amounts due from other related parties	19		21,854	15,175
Trade and other receivables	20		66,707	20,321
Inventories	21		7,683	1,569
			122,861	95,496
Non-current assets:
Property, plant and equipment	22	(A)	1,144	1,011
Investment property	22	(B)	—	1,358
IPP solar parks	22	(B)	119,506	180,610
Intangible assets	23		636	220
Interests in associates	24		—	5
Amounts due from other related parties	19		2,683	—
Deferred tax assets	25		3,449	3,850
Other non-current assets			988	7,036
			128,406	194,090
Total assets			251,267	289,586
Current liabilities:
Trade and other payables	26		57,684	60,297
Amount due to Sky Solar Holdings Co., Ltd.	18		—	40
Amounts due to other related parties	27		21,988	2,108
Amounts due to customers for contract work	17		1,234	1,194
Taxes payable			9,672	5,485
Borrowings	28		40,075	31,735
			130,653	100,859
Non-current liabilities:
Borrowings	28		16,400	17,946
Amounts due to related parties	27		797	—
Other non-current liabilities	29		5,313	47,032
			22,510	64,978
Total liabilities			153,163	165,837
Total assets less total liabilities			98,104	123,749
Equity:
Share capital	30		—	5
Reserves			98,104	123,711
Equity attributable to owners of the Company			98,104	123,716
Non-controlling interests			—	33
Total equity			98,104	123,749
Total liabilities and equity			251,267	289,586

SKY SOLAR HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for earnings (loss) per share)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
			(Note a)			(Note b)
At January 1,2012	—	26,867	(947)	(46,243)	—	—	(20,323)	79	(20,244)
Profit for the year	—	—	—	26,865	—	—	26,865	—	26,865
Other comprehensive income (expense) for the year	—	—	1,031	—	—	—	1,031	—	1,031
Total comprehensive income (expense) for the year	—	—	1,031	26,865	—	—	27,896	—	27,896
Share-based compensation	—	8,726		—	—	—	8,726	—	8,726
At January 1, 2013	—	35,593	84	(19,378)	—	—	16,299	79	16,378
Profit (loss) for the year	—	—	—	(53,801)	—	—	(53,801)	(90)	(53,891)
Other comprehensive income (expense) for the year	—	—	(363)	—	—	—	(363)	11	(352)
Total comprehensive income (expense) for the year	—	—	(363)	(53,801)	—	—	(54,164)	(79)	(54,243)
Share-based compensation	—	5,129	—	—	—	—	5,129	—	5,129
Contribution of amounts due to Solar Sky Solar Holdings Co., Ltd. (Note 18)	—	—	—	—	130,840	—	130,840	—	130,840
Transfer to legal reserve	—	—	—	(394)	—	394	—	—	—
At January 1, 2014	—	40,722	(279)	(73,573)	130,840	394	98,104	—	98,104
Profit (loss) for the year	—	—	—	(73,844)	—	—	(73,844)	101	(73,743)
Other comprehensive (expense) income for the year	—	—	(11,046)	—	—	—	(11,046)	(68)	(11,114)
Total comprehensive expense for the year	—	—	(11,046)	(73,844)	—	—	(84,890)	33	(84,857)
Share-based compensation	—	1,032	—	—	42,909	—	43,941	—	43,941
Contribution of amounts due to Sky Power Group Ltd. (Note 19)	—	—	—	—	14,554	—	14,554	—	14,554
Shareholder’s contribution (Note c)	—	—	—	—	1,381	—	1,381	—	1,381
Net Initial Public Offering (“IPO”) proceeds (Note d)	5	—	—	—	44,021	—	44,026	—	44,026
Deemed contribution (Note29)	—	—	—	—	6,600	—	6,600	—	6,600
At December 31, 2014	5	41,754	(11,325)	(147,417)	240,305	394	123,716	33	123,749

Notes:

a.                                          Exchange differences relating to the translation of the net assets of the Group’s (as defined in note 1) international operations from their functional currencies to the presentation currency of the Group’s consolidated financial statements are recognized directly in other comprehensive income (expense) and accumulated in the translation reserve. Such exchange differences accumulated in the translation reserve are reclassified to profit or loss on the disposal of the foreign operations.

b.                                         As stipulated by the relevant laws and regulations for foreign investment enterprises in the Czech Republic (“Czech”) and the Kingdom of Spain (“Spain”), companies established in Czech and Spain are required to maintain a legal reserve fund which is non-distributable. Appropriations to such reserve is made out of profit after taxation of the statutory financial statements of these companies at rate of 10% until up to 20% of the equity share of the companies. The legal reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue.

c.                                          On December 31, 2013, the Group has a receivable due from a third party amounting to approximately US$9.6 million (equivalent to European dollar (‘‘EURO’’) 7 million), which was initially paid on November 2012 to secure an energy project investment opportunity. The Group recognized an impairment loss of approximately US$1.4 million (Note 20) as at December 31, 2013. On June 1, 2014, the Group assigned the creditor’s rights of EURO7 million principal and the corresponding interest to Sky Solar (Hong Kong) International Co., Ltd., an entity which is 100% owned and controlled by Mr. Su Weili (‘‘Mr. Su’’ or the ‘‘Founder’’), for a consideration of EURO7 million (equivalent to US$9.6 million). The receivable due from Sky Solar (Hong Kong) International Co., Ltd. resulted from this assignment was then settled against the Group’s payables due to Sky Solar (Hong Kong) International Co., Ltd. The excess of the consideration upon assignment over the net book value of the receivable as at June 1, 2014 was considered to be a contribution granted by Mr. Su. and accounted for as a shareholder’s contribution.

d.                                         On November 13, 2014, the Company completed its initial public offering and issued 6.4 million ADSs, each representing eight ordinary shares, at a price to the public of USD8.00 per ADS, which included the issuance of 828,750 ADSs upon exercise in full of underwriters’ option to purchase additional ADSs. The Company’s net proceeds from the offering were recorded after deducting underwriting discounts and commission and offering expenses.

SKY SOLAR HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2012	2013	2014
		Thousand USD	Thousand USD	Thousand USD
Operating activities
Profit (loss) before taxation		33,495	(50,519)	(72,833)
Adjustments for:
Interest income		(552)	(781)	(405)
Finance costs		1,132	2,352	3,817
Depreciation of property, plant and equipment		305	283	531
Depreciation of IPP solar parks		2,474	4,395	6,177
Amortization of intangible assets		99	101	214
Warranty provision/(reversal)		308	649	(290)
Share-based compensation		7,352	4,576	43,941
Fair value changes on other non-current liability	9	—	—	1,366
Loss on disposal of property, plant and equipment		—	2	—
Loss on disposal of intangible assets		—	190	17
Impairment loss on IPP solar parks		—	21,645	1,549
Provision on receivables		629	3,521	2,200
Expense relating to call option issued by the founder of the Company	9	—	—	6,600
Gain on disposal of IPP solar parks	16	—	—	(4,850)
Gain on disposal of a subsidiary	33	—	(986)	—
Unrealized gain from sales to associates	24	2,891	—	574
Operating cash flows before movements in working capital		48,133	(14,572)	(11,392)
Decrease in inventories		88,402	6,155	—
(Increase)/decrease in trade and other receivables		(49,660)	(12,772)	39,495
(Increase) decrease in amounts due from other related parties		(51,192)	5,228	12,298
Decrease in amount due from customers for contract work		16,763	16,975	1,333
(Decrease)/increase in trade and other payables		(91,812)	(18,407)	2,896
Increase (decrease) in amounts due to other related parties		2,859	(2,986)	(18)
Increase (decrease) in amounts due to customers for contract work		2,597	(2,257)	(40)
Cash (used in)/generated from operations		(33,910)	(22,636)	44,572
Income taxes paid		(516)	(5,953)	(5,734)
Net cash generated used in/(from) operating activities		(34,426)	(28,589)	38,838

SKY SOLAR HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

		Year ended December 31,
	Notes	2012	2013	2014
		Thousand USD	Thousand USD	Thousand USD
Investing activities
Withdrawal of restricted cash		2,266	5,821	2,275
Placement of restricted cash		(5,822)	(2,275)	(5,438)
Collection of advance to other related parties		6,450	17,138	2,751
Advance to other related parties		(17,418)	(6,046)	(2,137)
Interest income received		552	781	404
Purchases of property, plant and equipment		(535)	(604)	(1,182)
Purchases of intangible assets		(283)	(372)	(22)
Payments for IPP solar parks		(20,555)	(35,257)	(66,535)
Proceeds from disposal of property, plant and equipment		97	862	5,584
Proceeds from disposal of intangible assets		63	—	164
Advance to Sky Solar Holdings Co., Ltd.		—	(13,267)	—
Collection of Advance to Sky Solar Holdings Co., Ltd		—	—	13,267
Investment in associates		(1,265)	—	(579)
Disposal of subsidiaries	33	—	(31)	—
Acquisition of subsidiaries	32	—	23	—
Net cash used in investing activities		(36,450)	(33,227)	(51,448)
Financing activities
Proceeds from bank borrowings		56,927	—	49,880
Repayment of bank borrowings		—	(2,081)	(60,222)
Proceeds from other borrowings		—	1,629	5,178
Contribution from Sky Power Group Ltd.		—	—	5,055
Proceeds from IPO		—	—	46,107
Offering expenses of IPO		—	—	(2,081)
Repayment of other borrowings		(3,000)	—	(1,630)
Advance from Sky Solar Holdings Co., Ltd.		35,451	34,451	40
Advance from other related parties		21,842	17,383	—
Repayment of advance from other related parties		(25,930)	(2,989)	(12,190)
Proceeds from amounts owed to third parties	29	—	5,313	46,500
Repayment of amounts owed to third parties	29	—	—	(1,095)
Interest paid		(1,132)	(2,352)	(3,817)
Net cash generated from financing activities		84,158	51,354	71,725
Net increase (decrease) in cash and cash equivalents		13,282	(10,462)	59,115
Cash and cash equivalents at beginning of the year		9,004	22,237	9,742
Effects of exchange rate changes on the balance of cash held in foreign currencies		(49)	(2,033)	(15,864)
Cash and cash equivalents at end of the year, represented by cash and cash equivalents		22,237	9,742	52,993
Supplemental information of non-cash transactions:

The Group recognized amounts due to Sky Solar Holdings Co., Ltd. with an aggregate carrying amount of approximately USD130.8 million as additional paid-in capital as of December 31, 2013. Details are set out in note 18.

On June 1, 2014, the Group assigned the creditor’s rights to the EURO7 million principal and the corresponding interest to Sky Solar (Hong Kong) International Co., Ltd., an entity which is 100% owned and controlled by Mr. Su, for a consideration of EURO7 million (equivalent to US$9.6 million). In exchange for the assignment of these rights, the Group was deemed to have settled payable due to Sky Solar (Hong Kong) International Co., Ltd. The Group recognized a gain of US$1.38million as additional paid-in capital as of June 30, 2014 upon the assignment of third party receivables to Sky Solar (Hong Kong) International Co., Ltd., in exchange for a reduction in amounts owed to Sky Solar (Hong Kong) International Co., Ltd.

Details of other non-cash transactions regarding the acquisition and disposal of subsidiaries are set out in notes 32, 33, 34 and 35, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 19.

SKY SOLAR HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except for earnings (loss) per share)

1. CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

SKY SOLAR HOLDINGS LTD. (the “Company”) was incorporated on August 19, 2013 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. Concurrent with the establishment of the Company, the Company became the holding company of Sky Solar Power Ltd., which is a limited liability entity incorporated in the British Virgin Islands (“BVI”) and its subsidiaries (together with the Company hereinafter collectively referred to as the “Group”). Sky Solar Holdings Co., Ltd. (“Sky Solar Holdings”) which is controlled by Mr. Su Weili (“Mr. Su” or the “Founder”), the founder of the Group, was the holding company of Sky Solar Power Ltd. immediately before the establishment of the Company. The immediate holding company of the Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. The ultimate holding company is Flash Bright Power Ltd., which is a private limited entity established in the BVI and is controlled by Mr. Su. Accordingly, the assets and liabilities of the Group are the same immediately before and after the reorganization. This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through a one-to-one share swap, has been accounted for as a reorganization of entities under common control. The assets and liabilities of the Group are the same immediately before and after the legal reorganization and the financial statements of the Company have been presented as if the legal reorganization was consummated on the first date of the periods presented. The Company completed its IPO on the NASDAQ on November 13, 2014, with Capital Market symbol of “SKYS”.

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in the following activities: (i) sell electricity generated from solar parks owned by the Group as independent power producer (“IPP”); (ii) pipeline (including obtaining permits required for solar power projects and sourcing of solar modules) and provide engineering, construction and procurement services (“Pipeline plus EPC”); (iii) provide operating and maintenance services for solar parks (“Provision of O&M services”); (iv) sales of solar modules and (v) build and transfer of solar parks (“BT”). During the three years ended December 31, 2014, the Group acquired and disposed of certain equity interests in entities for the purpose of acquiring or disposing permits (including related costs capitalized during the course of obtaining permits) and solar parks under construction, which were classified as inventories of the Group, in its normal course of business. The disposal of the equity interests in these entities and the related consideration paid and costs incurred for the acquisition were accounted for as revenue and costs of sales, respectively. Details of transactions are set out in notes 34 and 35.

The consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company. The functional currencies of the subsidiaries of the Company are the currencies in which the transactions of principal operations of each subsidiary are predominantly denominated.

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, generate cash flows from operations and/or arrange adequate financing to support its working capital requirements. At December 31, 2014, the Group’s current liabilities exceeded its current assets by approximately USD5.4 million. Furthermore, as disclosed in note 38 to the consolidated financial statements, the Group has committed to capital expenditure of USD42.5 million in the next twelve months relating to the construction of IPP solar parks contracted for but not provided in the consolidated financial statements as of December 31, 2014. These factors raise doubts regarding the Group’s ability to continue as a going concern. In order to manage the Group’s working capital requirements, management reviews the forecasted cash flows of the Group on an on-going basis to ensure that the Group will have sufficient working capital from internally generated cash flows and proceeds from financing activities, as required, in order to fund the Company’s working capital and capital expenditures requirements. In addition, subsequent to December 31, 2014, the Group has taken actions to increase its working capital.  Specifically, the Group has entered into bank facility agreements to re-finance USD4.0 million of solar parks located in Canada.  In March 2015, the Group’s debt financing application for a portion of projects in Japan was preliminarily approved, subject to finalization of the loan agreement, with total amount of JPY2.8 billion. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

2. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1 Amendments to IFRS and the new interpretation that are mandatorily effective for current year

In the current year, the Group has applied a number of amendments to IFRS and a new Interpretation issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2014.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

As the Company is not an investment entity (assessed based on the criteria set out in IFRS 10 as at 1 January 2014), the application of the amendments has had no impact on the disclosures or the amounts recognised in the Group’s consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The Group has applied the amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments have been applied retrospectively.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The Group has applied the amendments to IAS 36 Recoverable Amount Disclosure for Non-Financial Assets for the first time I the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The application of the amendments has had no material impact on the disclosures in the Group’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The Group has applied the amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting for the first time in the current year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The amendments have been applied retrospectively. As the Group does not have any derivatives that are subject to novation, the application of the amendments has had no impact on the disclosures or the amounts recognised in the Group’s consolidated financial statements.

IFRIC 21 Levies

The Group has applied IFRIC 21 Levies for the first time in the current year. IFRIC 21 addresses the issue as to when to recognise a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 has been applied retrospectively. The application of this Interpretation has had no material impact on the disclosures or the amounts recognised in the Group’s consolidated financial statements.

2.2 New and revised IFRSs in issue but not yet effective

The Group has not early applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments(1)
IFRS 14	Regulatory Deferral Accounts(2)
IFRS 15	Revenue from Contracts with Customers(3)
Amendment to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations(5)
Amendments to IAS1	Disclosure Initiative(5)
Amendment to IFRS 16 and IFRS 38	Clarification of Acceptable Methods of Depreciation and IAS 38 and Amortization(5)
Amendment to IFRS 16 and IFRS 41	Agriculture: Bearer Plants(5)
Amendment to IFRS 19	Defined Benefit Plans: Employee Contributions(4)
Amendment to IFRS 27	Equity Method in Separate Financial Statements(5)
Amendment to IFRS 10 and IFRS 28	Sale or Contribution of Assets between an Investor and its and IAS 28 Associate or Joint Venture(5)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception(5)
Amendment to IFRS	Annual Improvements to IFRSs 2010-2012 Cycle(6)
Amendment to IFRS	Annual Improvements to IFRSs 2011-2013 Cycle(4)
Amendment to IFRS	Annual Improvements to IFRSs 2012-2014 Cycle(5)

(1) Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(2) Effective for first annual IFRS financial statements beginning on or after January1, 2016, with earlier application permitted

(3) Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

(4) Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

(5) Effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

(6) Effective for annual periods beginning on or after July 1, 2014, with limited exceptions. Earlier application is permitted.

The Group has not early adopted these new and revised standards, amendments or interpretations in the preparation of the consolidated financial statements. The management of the Company anticipates that the application of these new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group, except for IFRS 15.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which established a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specially, the Standards introduces a 5-step approach to revenue recognition;

·                  Step 1: Identify the contract(s) with a customer.

·                  Step 2: Identify the performance obligations in the contract.

·                  Step 3: Determine the transaction price.

·                  Step 4: Allocate the transaction price to the performance obligations in the contract.

·                  Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognise revenue when (or as) a performance obligation is satisfied (i.e. when ‘control’ of goods or services underlying the particular performance obligation is transferred to the customer). Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the Future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the accounting policies set out below which are in conformity with IFRSs.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 “Share-based Payment”, leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of Assets”.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

·                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

·                  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

·                  Level 3 inputs are unobservable inputs for the asset or liability.

These policies have been consistently applied throughout the periods presented.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Company:

·                  has power over the investee;

·                  is exposed, or has rights, to variable returns from its involvement with the investee; and

·                  has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income (expense) from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (expense) are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in existing subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, it (i) derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost, (ii) derecognizes the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income (expense) attributable to them), and (iii) recognizes the aggregate of the fair value of the consideration received and the fair value of any retained interest, with any resulting difference being recognized as a gain or loss in profit or loss attributable to the Group. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income (expense) and accumulated in equity, the amounts previously recognized in other comprehensive income (expense) and accumulated in equity are accounted for as if the Group had directly disposed of the related assets (i.e. reclassified to profit or loss or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquire (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at their fair value or, when applicable, on the basis specified in another standard.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Under the equity method, investments in associates are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income (expense) of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment.

Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income (expense) in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income (expense) by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. If profits resulting from transactions with the associate during the year that are related to the Group exceed the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the relevant profits are eliminated to the extent of the Group’s interest in that associate and the Group should not recognize any further share of profits of that associate. The Group will recognize further share of profits of that associate only when such share of profits exceeds the amount that was not previously eliminated.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts of goods sold and services provided in the normal course of business, net of discounts and sales related taxes, if any.

Electricity sales income

When the Group owns and operates solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which the Group holds as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

EPC services solar energy system sales - Provision of pipeline plus EPC services

The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

The Group either applies for the permits required to construct and operate solar parks itself or acquires the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, the Group sells the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by the Group at which time control is transferred.

In addition to revenue from sales of permits as discussed above, the Group also enters into separate contracts with customers for sourcing of modules and provision of construction services for their project companies if it is requested by the customers. Revenue from modules sourced and provision of construction service is recognized in accordance with sales of solar modules and construction contract discussed below.

EPC services solar energy system sales - Build and transfer of solar parks

Revenue from BT represents the sale of completed solar parks and is recognized when titles to the solar parks have been transferred at which point control is passed to the customer.

Other sales - Sales of solar modules

Revenue from the sales of solar modules is recognized when the modules are delivered and titles have passed.

Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

·                  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

·                  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

·                  the amount of revenue can be measured reliably;

·                  it is probable that the economic benefits associated with the transaction will flow to the Group; and

·                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Other sales — O&M service

Income from provision of O&M service and other administrative service is recognized when services are provided.

Others

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position as a liability under advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position under trade and other receivables.

Inventories

The Group’s inventories mainly comprise permits and related costs capitalized during the course of obtaining permits, solar modules and solar parks under development or completed solar parks that are held for sale by the Group within normal operating cycle which is usually twelve months since their completion of construction.

Inventories are stated at the lower of cost and net realizable value. Costs of solar modules are calculated using weighted average method. Costs of permits include capitalized costs incurred to obtaining such permits (for example legal expenses, consultancy fees, staff costs and other costs). Costs of solar parks under development include costs relating to solar parks capitalized before construction is completed, such as modules installed and development costs incurred.

The proceeds from the sale of solar parks held for sale is recognized as revenue of the Group and the carrying amount of the solar parks which is recognized as costs of sales of the Group.

Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Provisions are made for inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value, so the Group continually evaluates the recoverability based on assumptions about market conditions. The Group regularly reviews the cost against its estimated net realizable value and records lower of cost and net realizable value to cost of sales, if inventories have costs in excess of estimated net realizable values.

IPP solar parks

IPP solar parks are stated in the consolidated statements of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Costs include expenditures for solar modules, permits and other direct costs capitalized in the course of construction. Such costs are capitalized starting from the point in time it is determined that development of the IPP solar project is probable.

Permits and related costs capitalized during the course of obtaining permits and solar parks under development are stated in the consolidated statements of financial position at cost less subsequent accumulated impairment losses, if any.

Depreciation of completed solar parks commences once the solar parks are successfully connected to grids and begin generating electricity. Depreciation is recognized over their estimated useful lives of the solar parks (less residual value if any), using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

IPP solar parks are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the solar parks and is recognized in profit or loss.

At the end of each reporting period, the Group performs impairment review on IPP solar parks when impairment indicators arise in different regions, if any.

Property, plant and equipment

Property, plant and equipment are stated in the consolidated statements of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss in the period when the asset is derecognized.

Investment property

Investment property are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Contingent rental arising under operating leases are recognized as rental income in the period in which they are incurred. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

IPP solar parks—the Group as lessor

For IPP solar parks where customers purchase electricity from the Group under power purchase agreements in certain countries, facts and circumstances of the Feed-in-Tariff policies were changed mandatorily which triggered re-assessment on accounting for these agreements. As a result, the newly issued Feed-in-Tariff policies may indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output. These agreements will be accounted for under such circumstance pursuant to IFRIC 4, Determine whether an Arrangement Contains a Lease and IAS 17, Leases as an operating lease. Revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contracts, assuming all other revenue recognition criteria are met. The rental income from operating lease of these IPP solar parks is presented as electricity generation income in note 3. There is no minimum lease payment since all lease payment are contingent based on actual volume of electricity produced.

The Group as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (i.e. foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in other comprehensive income (expense) and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates that do not result in the Group losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Retirement benefit costs

Payments to defined contribution retirement benefit plans and state-managed retirement benefit schemes are recognized as expenses when employees have rendered service entitling them to the contributions.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the year in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before taxation’ as reported in the consolidated statements of profit or loss and other comprehensive income (expense) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. In addition, Group’s subsidiaries have legally enforceable rights to set off a tax asset and tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the Group’s subsidiaries to make or receive a single net payment. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income (expense) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (expense) or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

SKY SOLAR HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets of the Group consist of loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, amounts due from other related parties, amounts due from Sky Solar Holdings, restricted cash and cash and cash equivalents) are measured at amortized cost using the effective interest method, less any identified impairment losses.

Interest income is recognized by applying the effective interest rate.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Objective evidence of impairment could include:

·                  significant financial difficulty of the issuer or counterparty; or

·                  breach of contract, such as a default or delinquency in interest or principal payments; or

·                  it becomes probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 365 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables and amounts due from other related parties, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss (“FVTPL”)

Financial liabilities are classified as at FVTPL when the financial liabilities are either held for trading or those designated as at FVTPL on initial recognition.

A financial liability is classified as held for trading if:

·                  it has been acquired principally for the purpose of selling it in the near term; or

·                  on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

·                  it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

·                  such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·                  the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·                  it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on remeasurement recognized directly in profit or loss in the period in which they arise. The net gain or loss is included in the ‘other gains and losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

Other financial liabilities

Other financial liabilities (including trade and other payables, amounts due to other related parties, borrowings, amounts due to Sky Solar Holdings) are subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group continues to recognize the asset to the extent of its continuing involvement and recognizes an associated liability. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income (expense) and accumulated in equity is recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Share-based compensation

Shares granted to the directors and eligible employees

For shares granted or transferred by controlling shareholders in exchange of services received by the Group that are conditional within a vesting period, the fair value of services received is determined by reference to the fair values of relevant shares granted or transferred. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount. The amount recognized for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. The fair value of shares granted or transferred at the date of grant or date of transfer is expensed as share-based compensation on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based compensation reserve). The forfeitures will be estimated to adjust over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such original estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

At the time when the shares were cancelled during the vesting period, the Group accounts for the cancellation as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The amount previously recognized in share-based compensation reserve will remain in that reserve.

Shares granted to non-employees

Shares issued in exchange of services are measured at the fair values of the services received, unless that fair value cannot be reliably measured, in which case the services received are measured by reference to the fair value of the shares issued. The fair values of the services received are recognized as expenses, with a corresponding increase in equity (share capital and share premium), when the counterparties render services, unless the services qualify for recognition as assets.

Share options granted to eligible employees

Share options granted by the Company or controlling shareholders in exchange for service received by the Group are measured by reference to the fair value of the share options granted. The fair value of services received is expensed as share-based compensation on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

When share options are exercised, the amount previously recognized in equity will be recognized in share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized equity will be remained in the share-based compensation reserve.

4. KEY SOURCES OF ESTIMATION UNCERTANTY

In the application of the Group’s accounting policies, the management of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a)                                 Impairment of trade and other receivables, amounts due from other related parties and amounts due from Sky Solar Holdings.

When there is an objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). In the event the expected actual future cash flows are less than the amount owed, a material impairment loss may arise. The carrying amounts of the Group’s trade and other receivables as at December 31, 2013 and December 31, 2014 are approximately USD66,707 thousand and USD20,321 thousand and net of allowance of doubtful debts of USD4,332 thousand and USD497 thousand respectively. The carrying amounts of the Group’s amounts due from other related parties December 31, 2013 and December 31, 2014 were USD24,537 thousand and USD15,175 thousand and net of allowance of doubtful debts of nil and USD2,200 thousand respectively. The carrying amounts of the Group’s amounts due from Sky Solar Holdings as December 31, 2013 and December 31,2014 were USD13,267 thousand, and nil respectively.

(b)                             Provision of inventories

Inventories are valued at the lower of cost and net realizable value. Also, the Group regularly inspects and reviews its inventories to identify slow-moving and obsolete inventories. When the Group identifies items of inventories which have a net realizable value that is lower than its carrying amount or are slow-moving or obsolete, the Group will write down inventories in that year. The carrying amount of the Group’s inventories as at December 31, 2013 and December 31, 2014 are approximately USD7,683 thousand and USD1,569 thousand, respectively. No provision of inventories is made by the Group during the periods presented.

(c)           Revenue based on percentage of completion basis and assessment of the outcome of construction contracts

The Group performs as a contractor for the construction of solar parks and in this capacity, undertakes Pipeline plus EPC responsibilities. This may include sales of permits required for pipeline projects, project design, supply of modules, convertors and other equipment for building and construction. Revenue and costs for provision of construction services are recognized by reference to the stage of completion of the contract activity at the end of each reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total budgeted costs, which are principally derived based on the size of projects, expected costs of materials and expected fluctuation in price of these materials, labor costs to be incurred and expected delivery schedules of work. The contract costs incurred for the work performed is the accumulated actual cost incurred on the projects. The Group recognizes contract revenue and profit on a construction contract according to the management’s estimation of the total outcome of the projects as well as the percentage of completion of construction works. Notwithstanding that the management reviews and revises the estimates of both contract revenue and costs for the construction contract as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimations and this will affect the revenue and profit recognized.

During the year ended December 31, 2012, December 31, 2013 and December 31, 2014, revenue derived from provision of Pipeline plus EPC services were approximately USD180,231 thousand, USD17,496 thousand and USD6,939 thousand, respectively. The carrying amounts of the amounts due from customers for contract work, which represented contract costs incurred to date plus recognized profits less recognized losses exceed progress billings to customers, as at December 31, 2013 and 2014 were approximately USD1,333 thousand and nil, respectively. The carrying amounts of the amounts due to customers for contract work at December 31, 2013 and 2014 were approximately USD1,234 thousand and USD1,194 thousand, respectively.

(d)                                 Provision of impairment losses in relation to IPP solar parks

IPP solar parks are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. When there is an objective evidence of impairment loss, such as changes of technological advancement, changes of regulatory policies for solar industry, damages of solar park due to natural disaster or economic performance of the IPP solar parks is, or will be, worse than expected, for example, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

The carrying amounts of the Group’s IPP solar parks as at December 31, 2013 and 2014, net of impairment losses, are approximately USD119,506 thousand and USD180,610 thousand, respectively. The Group recognized impairment losses in relation of IPP solar parks during the year ended December 31, 2012, December 31, 2013 and December 31, 2014 was nil, USD21,645 thousand and USD1,549 thousand, respectively, which was triggered by the deterioration of the financial condition of our customer which was triggered by a change of law which reduced the feed-in-tariff policy in effect by 30% in the regions where the solar parks are located and change of commercial and technical assessment of solar parks, respectively.

(e)           Far value measurements and valuation process

Some of the Group’s liabilities are measured at fair value for financial reporting purposes. The Group’s finance department, which is headed by the Chief Financial Officer, (“CFO”) is responsible for determination of appropriate valuation techniques and inputs for fair value measures.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuation specialists to perform the valuation. The finance department works closely with the qualified external valuation specialists to establish the appropriate valuation techniques and inputs to the model. The CFO reports the finance department’s findings to the board of directors of the Company every quarter to explain the cause of fluctuations in the fair value of assets and liabilities.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 5 provides detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various liabilities.

5. FINANCIAL INSTRUMENTS

(a)                                 Categories of financial instruments

	Year ended December 31,
	2013	2014
	Thousand USD	Thousand USD
Loans and receivables:
Trade and other receivables	54,275	12,652
Amounts due from other related parties	24,537	15,175
Amount due from Sky Solar Holdings	13,267	—
Restricted cash	2,275	5,438
Cash and cash equivalents	9,742	52,993
Total loans and receivables	104,096	86,258
Financial liabilities
Liabilities at amortized cost:
Trade and other payables	49,304	51,838
Amounts due to other related parties	22,785	2,108
Borrowings	56,475	49,681
Amounts due to Sky Solar Holdings	—	40
Total liabilities at amortized cost	128,564	103,667
Liabilities at FVTPL
Other non-current liabilities	5,313	47,032

(b)                                 Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. This note presents information about the Group’s exposure to each of these risks, and the objectives, policies and processes for measuring and managing them.

The management of the Company have the overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange rate to determine market risk.

Risk management is carried out under policies approved by the management of the Company. The finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units. The management of the Company provide written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk and liquidity risk.

Currency risk

Certain investment holding companies of the Group transact in their respective foreign currencies, i.e. Euro (“EURO”). In addition, the intragroup loans are denominated in USD, which is the foreign currency of certain operating Group’s subsidiaries.

Certain monetary assets and liabilities of the Group’s subsidiaries denominated in currencies other than the reporting currency USD, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2013	2013	2013	2014	2014	2014
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
	Denominated in Euro	Denominated in JPY	Denominated in CAD	Denominated in Euro	Denominated in JPY	Denominated in CAD
Cash and cash equivalents	2,621	3,367	1,467	5,072	15,599	2,738
Trade and other receivables	38,249	1,264	984	3,695	2,976	2,441
Amount due from other related parties	14,816	—	—	12,626	—	—
Total financial assets	55,686	4,631	2,451	21,393	18,575	5,179
Trade and other payables	30,368	4,807	686	21,949	15,198	12.389
Borrowings	17,364	6,937	—	14,309	9,691	—
Amounts due to other related parties	14,590	3,516	—	710	—	3,351
Other financial liabilities	10	—	—	—	47,032	—
Total financial liabilities	62,332	15,260	686	36,968	71,921	15,740

The Group’s subsidiaries are mainly exposed to the foreign currency risk with respect to the EURO, JPY and CAD. The following table details sensitivity of the Group’s subsidiaries and the Company to a 10% increase and decrease in their respective functional currencies against respective foreign currencies. The 10% sensitivity rate used represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in respective functional currencies of the Group’s subsidiaries. A positive number below indicates an increase in equity where their respective functional currencies strengthen 10% against the reporting currency. For a 10% weakening of their respective functional currencies against foreign currencies, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year ended December 31,
	2013	2014
	Thousand USD	Thousand USD
EURO	(662)	(1,556)
CAD	176	(1,056)
JPY	(486)	(5,224)

The Group currently does not have a foreign currency hedging policy but monitors its foreign risks and will consider hedging significant foreign currency exposure should they determine it appropriate.

Interest rate risk

The Group’s cashflow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings. It is the policy of the Group to keep its restricted cash, cash and cash equivalents and borrowings at floating rates of interest so as to minimize the interest rate risk.

The Group’s fair value interest rate risk relates mainly to fixed-rate borrowings and amounts due to Sky Solar Holdings.

The Company is of the view that reasonably possible changes in interest rates for the relevant financial instruments will not result in material changes to the financial position or results of the Group. As such, no detailed sensitivity analysis is set forth.

Credit risk

The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the respective recognized financial assets as stated in the consolidated statements of financial position of the Group.

In order to minimize and account for the exposure to credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. This includes carrying out reviews the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for amounts considered irrecoverable. The Group will negotiate with the counterparties of the debts for settlement plans should the need arise.

The Group’s credit risk primarily relates to trade and other receivables, restricted cash, cash and cash equivalents, amount due from Sky Solar Holdings and amounts due from other related parties. The management of the Company generally grants credit only to customers and related parties with good credit ratings and also closely monitors overdue debts.

The credit risk of the Group as at December 31, 2013 is concentrated on trade receivables from another customer, which is engaged in solar industry in the PRC and overseas countries, that amounted to approximately USD33.4 million and accounted for over 74.5% of the Group’s total trade receivables. The credit risk of the Group as at December 31, 2014 is concentrated on trade receivables from electricity companies in Japan and Europe, that amounted to approximately USD4.0 million and accounted for 39.4% of the Group’s total trade receivables. In order to minimize the credit risk, the management of the Company continuously monitor the level of exposure by frequent review of the credit evaluation of the financial condition and credit quality of its customers and banks to ensure that prompt actions will be taken to lower exposure.

The credit risk of the Group as at December 31, 2013 and 2014 on balances with related parties is concentrated on three and four related parties, respectively, which are engaged in solar industry in the PRC and overseas countries and amounted to approximately USD22.0 million and USD14.9 million, representing 89.7% and 67.6%, respectively, of the Group’s total balances from related parties. The management of the Group delegates a team to monitor repayment process from the related parties.

The credit risk on liquid funds of the Group is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and good reputation. The Group does not have concentration of credit risk on liquid funds at the end of each reporting period.

Liquidity risk

The management of the Group manages liquidity risk by closely and continuously monitoring their financial positions. When there is a need, the Group obtains advances from its parent company. Also, the related parties undertake not to demand repayment of debts owed by the Group until the Group is in a position to do so. Funds are raised from external third parties, if any, to finance construction of IPP solar parks held for own use of the Group. The management of the Group reviews the forecasted cash flows on an on-going basis to ensure that the Group will be able to meet its financial obligations falling due and have sufficient capital for operation and expansion. Maturity of financial obligations will be re-negotiated with creditors. Also, the management of the Group will consider raising proceeds from financing activities, if required, in order to fund the Group’s working capital and capital expenditure requirements and to meet its short term debt obligations and other liabilities and commitments as they become due.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash flows, including both principal and interest, of financial liabilities based on the earliest date on which the Group can be required to pay.

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2013
Trade and other payables	N/A	49,304	—	—	—	49,304	49,304
Amounts due to other related parties	N/A	22,785	—	—	—	22,785	22,785
Borrowings—variable rate	3.87%	1,609	1,609	1,609	17,679	22,506	17,354
Borrowings—fixed rate	1.65%	39,439	—	—	—	39,439	39,121
		113,137	1,609	1,609	17,679	134,034	128,564
At December 31, 2014
Trade and other payables	N/A	51,838	—	—	—	51,838	51,838
Amounts due to other related parties	N/A	2,148	—	—	—	2,148	2,148
Borrowings— variable rate	3.35%	1,405	1,405	4,215	11,210	18,235	14,309
Borrowings— fixed rate	2.73%	31,550	248	731	6,179	38,708	35,372
		86,941	1,653	4,946	17,389	110,929	103,667

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Group’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2014 for an arrangement with the Parties (defined in details in note 29), as at December 31, 2014. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Group expects to settle. The liquidity analysis for the Group’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2013
Other non-current liabilities	5.5%	482	425	446	6,816	8,169	5,313
At December 31, 2014
Other non-current liabilities	14.1%	6,732	6,730	48,229	7,454	69,145	48,663

Fair value measurements

Some of the Group’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorized (levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs
1) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD 5,313 thousand as at December 31, 2013 and USD4,689 thousand as at December 31, 2014	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate ranging from 5.3% to 6.2%. (Note 1) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries.

Growth rate was taken into account

management’s experience and knowledge of market conditions of the specific industries.

2) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD 48,328 thousand and USD42,343 thousand as of October 10,2014 and December 31, 2014, respectively	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 9.0% per annum. (Note 2) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries.

One-year period assumption of discounted cash flow was taken into account management’s expectation and intention of refinance.

Note:

(1)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of the other non-current liabilities by USD142 thousand and USD103 thousand as at December 31, 2013 and December 31, 2014, respectively. A 5% increase in estimated net change in electricity income and direct costs would increase the carrying amount of the non-current liabilities by USD239 thousand and USD349 thousand as at December 31, 2013 and December 31, 2014, respectively. A 1% increase in the growth rate would increase the carrying amount of the non-current liabilities by USD416 thousand and USD70 thousand as at December 31, 2013 and December 31, 2014, respectively.

(2)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD67 thousand as at December 31, 2014. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD265 thousand as at December 31, 2014. A 1% increase in the growth rate would increase the carrying amount of the non-current liabilities by USD53 thousand as at December 31, 2014.

The management of the Group considers that the carrying amounts of cost in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2012, December 31, 2013 and December 31, 2014.

Fair value measurements and valuation processes

In estimating the fair value of the financial assets and liabilities of the Group, the management of the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the management of the Group performs the valuation themselves with competent and qualified team members. The team establishes the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation findings to the board of directors of the Company regularly to explain the cause of fluctuations in the fair value of the related financial assets and liabilities.

Information about the valuation techniques and inputs used in determining the fair value of the financial assets and liabilities are disclosed above.

(c)                                  Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balances.

The capital structure of the Group consists of net debt (which includes borrowings net of cash and cash equivalents) and equity attributable to owners of the Company (comprising issued share capital, share premium and other reserves) and to a limited extent, minority interests.

The Group reviews the capital structure regularly. As part of this review, consideration is given to the cost of capital and the risks associated with each class of capital and will attempt to balance its overall capital structure through raising additional capital and overall use of bank borrowings.

SKY SOLAR HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. REVENUE

The Group’s revenue streams are mainly composed of Pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group’s revenue:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Related parties:
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits (note iv)	26,351	—	1,518
Sourcing and sales of solar modules as part of the EPC services (note iv)	32,753	—	—
Provision of construction services (note v)	74,367	1,209	—
	133,471	1,209	1,518
—Other sales
-O&M services (notes i and v)	—	4,355	262
-Sales of solar modules (note iv)	—	—	8
	—	4,355	270
Subtotal	133,471	5,564	1,788
Non-related parties
—Electricity sales income (notes ii and iv)	4,515	8,020	22,205
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits (note iv)	—	—	502
Provision of construction services (note v)	46,760	16,287	4,919
- BT (notes iii and iv)	—	3,966	—
	46,760	20,253	5,421
—Other sales
-O&M services (notes i and v)	—	297	3,310
-Sales of solar modules (note iv)	19,011	2,323	161
	19,011	2,620	3,471
Subtotal	70,286	30,893	31,097
Total	203,757	36,457	32,885

Notes:

(i)            The Group commenced provision of O&M service since the year ended December 31, 2013.

(ii)           Included in the electricity generation income is contingent rental income of approximately nil and US$7.2 million during the year ended December 31, 2013 and 2014, respectively, generated from IPP solar parks in certain countries where power purchase agreements are considered to be an operating lease..

(iii)          The Group conducted BT business in fiscal years prior to the periods presented and did not sell any solar parks in the two years ended December 31, 2012 and 2014.

(iv)                              Represented the sales of goods.

(v)                                 Represented the rendering of services.

7. SEGMENT INFORMATION

Operating segments are defined as components of a group entity about which discrete financial information is available for regular evaluation by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team.

The executive team regularly reviews revenue analysis and the Group’s consolidated results for the periods presented for the purposes of resource allocation and performance assessment. As no other discrete financial information is available for the assessment of different business activities, no segment information is presented other than entity-wide disclosures.

Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has one operating segment which is the development and operation of solar parks and related business activities.

Geographical information

The Group’s operations are located in the respective countries of domicile of the Group’s subsidiaries. The principal operations of the Group include the Republic of Bulgaria (“Bulgaria”), the Federal Republic of Germany (“Germany”), the Hellenic Republic (“Greece”), Czech, Japan, Spain, the Republic of Italy (“Italy”) and Canada during the periods presented.

Information about the Group’s revenue is presented based on the location of the operations. Information about the Group’s non-current assets is presented based on the geographical location of the assets.

	Revenue for the year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	41,668	1,664	894
Canada	8,812	4,572	5,130
Czech	3,958	3,571	3,600
Germany	18,244	767	516
Greece	129,714	18,449	12,262
Italy	111	266	—
Japan	659	6,498	10,056
Spain	591	670	427
	203,757	36,457	32,885

	Non-current assets At December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	502	179	113
Canada	119	104	17,522
Chile	—	—	7,959
Czech	23,287	20,856	19,133
Greece	8,790	48,711	28,003
Japan	2,566	37,503	95,098
PRC	218	725	2,515
Spain	7,455	11,873	8,493
Uruguay	—	—	11,098
Other countries	2,454	2,323	306
	45,391	122,274	190,240

Non-current assets excluded deferred tax assets and amounts due from other related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Customer A	87,291	*	*
Customer B	37,910	11,555	*
Customer C	40,676	*	*
Customer D	*	*	10,240
Customer E	*	*	3,586

*                                         The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective reporting periods.

8. INVESTMENT INCOME

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Interest income	271	325	136
Interest income from amounts due from related parties	281	456	269
Others	403	179	—
	955	960	405

9. OTHER GAINS AND LOSSES

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Movement of financial liabilities with fair value through profit and loss (Note 29)	—	—	(1,366)
Charge of call option issued by the founder of the Company (Note 29)			(6,600)
Gain on disposal of subsidiaries (Note 33)	—	986	—
Net foreign exchange losses	(1,570)	(4,083)	(7,443)
Others, net	—	(391)	(238)
	(1,570)	(3,488)	(15,647)

10. FINANCE COSTS

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Interest on:
Bank borrowings	782	1,522	3,075
Other borrowings	53	9	742
Amounts due to Sky Solar Holdings	297	821	—
	1,132	2,352	3,817

11. OTHER EXPENSES

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Legal and professional fees	1,537	1,608	3,526
Others	63	658	—
	1,600	2,266	3,526

The amount mainly represented legal and professional expenses incurred for the preparation of the listing (the “IPO”) of the Company’s shares.

12. STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

Profit (loss) before taxation has been arrived at after charging:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Depreciation of property, plant and equipment	305	283	531
Amortization of intangible assets	99	101	214
Depreciation of solar parks	2,474	4,395	6,177
Auditor’s remuneration	902	927	2,138

Directors’ emoluments:
Salaries and other benefits	483	310	345
Retirement benefits scheme contributions	22	15	16
Share-based compensation	2,391	2,897	42,918
	2,896	3,222	43,279
Others staff:
Other staff costs	4,392	5,193	5,697
Retirement benefits scheme contributions	755	614	885
Share-based compensation	3,962	1,181	1,023
	9,109	6,988	7,605
Total staff costs	12,005	10,210	50,884

13. INCOME TAX EXPENSE

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Current tax	8,443	3,243	1,546
Deferred tax (Note 25)	(1,813)	129	(636)
	6,630	3,372	910

Income tax of Bulgaria, Germany and Hong Kong is calculated at 10%, 30% and 16.5%, respectively, of the estimated assessable profit of respective Group’s subsidiaries for the periods presented. Income tax of Greece is calculated at 20%, 26% and 26% of the estimated assessable profit of respective Group subsidiaries for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively. Income tax of Canada for the three years ended December 31, 2014 is calculated at 26.5% of the estimated assessable profit of the respective Group’s subsidiaries. Income tax of Japan is calculated at 40.1%, 38.0% and 38.0% of the estimated assessable profit of respective Group’s subsidiaries for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Profit (loss) before taxation	33,495	(50,519)	(72,833)
Tax at the domestic income tax rate (2012: 20%, 2013: 16.5%, 2014: 26%)	6,699	(8,336)	(18,937)
Tax effect of expenses not deductible	4,030	7,782	3,634
Tax effect of tax losses not recognized	4,582	5,383	13,866
Utilization of tax losses previously not recognized	(1,992)	(69)	(138)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(6,689)	(1,388)	2,485
	6,630	3,372	910

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Group was most significant during the year presented; which is the income tax rate of Greece, Hong Kong and Greece during the years ended December 31, 2012, 2013 and 2014, respectively.

14. DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the each reporting period.

15. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Earnings (loss)
Earnings (loss) for the purpose of basic and diluted earnings (loss) per share	26,865	(53,801)	(73,844)

	Year ended December 31,
	2012	2013	2014

Number of shares
Number of ordinary share for the purpose of basic and diluted earnings (loss) per share	339,196,670	339,196,670	343,220,341

Diluted earnings (loss) per share are the same as basic earnings (loss) per share as the Company did not have any equity instruments that have dilutive effect on earnings (loss) per share during the periods presented.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	Year ended December 31,
	2012	2013	2014
Options	—	—	330,000
Non-vested restricted shares	—	—	1,350,000
	—	—	1,680,000

16. OTHER OPERATING INCOME

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Gain on disposal of IPP solar parks (note)	—	—	4,850
Others	789	484	1,443
	789	484	6,293

Note:

During the year ended December 31, 2014, the Group sold four IPP solar parks in Japan. All of these were sold to third parties for total consideration of approximately US$11.7 million. The total cost of the solar parks disposed was approximately US$6.8 million (equivalent to Japanese Yen (‘‘JPY’’) 720 million). The Group recognized total net gain on disposal of these IPP solar parks amounting to approximately US$4.9 million.

17. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Contracts in progress at the end of the reporting period
Contract costs incurred plus recognized profit less recognized losses	1,766	—
Less: progress billings	(1,667)	(1,194)
	99	(1,194)

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Analysed for reporting purposes as:
Amounts due from contract customers	1,333	—
Amounts advanced from contract customers	(1,234)	(1,194)
	99	(1,194)

There were no retentions held by customers for contract work at the end of each reporting period.

18. AMOUNT(S) DUE FROM (TO) SKY SOLAR HOLDINGS

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Amount due from Sky Solar Holdings:
—Current	13,267	—
Amounts due to Sky Solar Holdings:
—Current	—	40
	—	40

The balances were unsecured.

The unsecured balance as at December 31, 2013 pertains to a loan with a term of one-year, carrying interest of 3% per annum and due on July 24, 2014. The balance was repaid by Sky Solar Holdings in June 2014, before the due date.

On December 31, 2013, the Company and Sky Solar Holdings entered into an agreement pursuant to which Sky Solar Holdings waived repayment of all balances due from the Group. As a result, amounts due to Sky Solar Holdings with an aggregate amount of approximately USD130.8 million was recorded as a contribution to equity and classified as additional paid in capital in the consolidated statement of changes in equity.

19. AMOUNTS DUE FROM OTHER RELATED PARTIES

		At December 31,
	Notes	2013	2014
		Thousand USD	Thousand USD
Current:
Trade
Risensky Solar (defined in Note 24) and its subsidiaries		1,436	1,095
China New Era and its subsidiaries	a	13,487	7,280
Less: allowance for doubtful debts		—	(1,970)
		14,923	6,405
Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	b	363	1,809
RisenSky Solar (defined in Note 24) and its subsidiaries	c	4,031	4,380
SWL Flash Bright Limited	d	6	6
China New Era	a	381	364
Sky Solar New Energy Investment Limited	e	1,234	1,574
Tany International (Hong Kong) Co., Ltd.	f	916	867
Less: allowance for doubtful debts		—	(230)
		6,931	8,770
		21,854	15,175
Non-Current:
Non-Trade
China New Era and its subsidiaries	a	1,789	—
RisenSky Solar (defined in note 24) and its subsidiaries		894	—
		2,683	—

Notes:

(a)                                 During the year ended December 31, 2012, Sky Solar Holdings entered into an agreement with China New Era Group Corporation (“New Era Group”), an independent third party, to acquire 49% equity interests of an entity, namely China New Era International Limited (“China New Era”). Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain key management of the Group acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an equity method investee and considered as a related party of the Group.

Included in the balance amount due from China New Era as of December 31, 2014, an allowance for doubtful debt of USD 2.2 million is provided for receivables for which they have defaulted on payment obligation.

(b)                                 Sky Solar (Hong Kong) International Co., Ltd. is an entity which is a 100% owned and controlled by Mr. Su as at December 31, 2013 and 2014.

(c)                                  Included in the balance was a carrying amount of USD2.3 million and USD2.5 million as at December 31, 2013 and 2014, respectively, which carried interest at 3.0% and 3.0% per annum.

(d)                                 SWL Flash Bright Limited is a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2013 and 2014.

(e)                                  The entity is controlled by Mr. Su as at December 31, 2013 and 2014.

(f)                                   The entity is controlled by Mr. Su as at December 31, 2013 and 2014.

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from other related parties which are non-trading in nature mainly represented loans or advances to these related parties by the Group.

The Group normally allows credit period up to one year to related parties from the date of invoice on a case-by-case basis. The allowance for doubtful debts as at December 31, 2014 was USD2.2 million. This provision was mainly due to the collectability of O&M revenue provided for and the expenses paid on behalf of China New Era in 2013. The group made individual assessments on the collectability of the balances.

During year ended December 31, 2014, the Group has entered into several arrangements to settle its amounts due from (to) other related parties including:

i)              The Group received payments from Sky Solar Holdings amounting to approximately US$14 million, and then repaid back to Sky Solar (Hong Kong) International Co., Ltd. to settle its amounts due to Sky Solar (Hong Kong) International Co., Ltd.

ii)             The Group assigned the creditor’s rights of approximately US$9.6 million due from a third party to Sky Solar (Hong Kong) International Co., Ltd. After the assignment, the Group has increased its amounts due from Sky Solar (Hong Kong) International Co., Ltd. by approximately US$9.6 million. Details of this transaction are set out in Note 20.

iii)            The receivable due from Sky Solar (Hong Kong) International Co., Ltd. of approximately US$7.7 million was settled against the Group’s amounts due to Sky Solar (Hong Kong) International Co., Ltd. of US$3.9 million, amounts due to the Founder of US$0.8 million and amounts due to Beijing Sky Solar Investment Management Co., Ltd. of US$3.0 million, according to several assignment and settlement agreement signed among these entities.

iv)           The Group acquired one wholly owned subsidiary of China New Era on January 23, 2014 and assumed liability of amounts due to the Group of US$3.7 million upon acquisition. The liability (note 32) assumed is subsequently offset against the Group’s amounts due from the acquired entity.

v)            On January 31, 2014, the Founder and Sky Solar New Energy Investment Limited assigned the creditor’s rights of approximately US$0.8 million and US$3.7 million, respectively, to Sky Power Group Ltd. During the six months ended June 30, 2014, Sky Power Group Ltd. provided additional finance of US$5.1 million through cash to the Company thus caused the Company’s amounts due to Sky Power Group Limited of US$5.1 million additionally. On June 30, 2014 and September 19, 2014, respectively, the Company and Sky Power Group Ltd. entered into an agreement pursuant to which Sky Power Group Ltd. waived repayment of all balances due from the Group with total carrying amount of US$9.6 million and US$5.1 million, respectively, which are recorded as contributions to equity and classified as additional paid in capital in the consolidated statement of changes in equity.

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Balance at beginning of year	—	—
Provisions recognized on receivables	—	(2,200)
Balance at end of the year	—	(2,200)

20. TRADE AND OTHER RECEIVABLES

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Trade receivables	47,775	10,953
Less: allowance for doubtful debts	(2,951)	(171)
Trade receivables, net	44,824	10,782
Deposits	1,575	599
Value-added tax recoverable	4,911	3,127
Prepaid assets and prepayments	5,945	3,943
Deposits on project assets (Note a)	9,666	—
Others	1,167	2,196
Less: allowance for doubtful debts (Note b)	(1,381)	(326)
	66,707	20,321

Note:

(a)           On June 1, 2014, the Group assigned the creditor’s rights of the EURO7 million principal and the corresponding interest with a carrying amount of US$ 8.3 million (net of provision of US$ 1.38 million) to Sky Solar (Hong Kong) International Co., Ltd., an entity which is 100% owned and controlled by Mr. Su, for a consideration of EURO7 million (equivalent to US$9.6 million). In exchange for the assignment of these rights, the Group was deemed to have settled payable due to Sky Solar (Hong Kong) International Co., Ltd. The excess of consideration received (settlement of payables totaling US$1.38 million) over the carrying amount of this receivable as at December 31, 2013 was deemed to be a contribution and was accounted for as a shareholder’s contribution amounting to US$1.38million.

(b)           The balance as of December 31, 2013 represents an amount receivable from a third party to the Group of approximately US$9.6 million (equivalent to EURO7 million), which was initially paid to secure an energy project investment opportunity and carried interest at a rate of 8.00% per annum. The amount was originally due on March 2013. However, no repayment was made by the counterparty on the due date, after negotiations, the Group agreed to extend the repayment period to 2014. The Group continues to pursue various means to recover the amount owed. As a result of being unable to collect the balance as expected, the Group recognized an amount of impairment losses of approximately US$1.4 million, which represented the difference between the carrying amount of the balance and present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

The Group allows credit periods of up to one year to certain customers on a case-by-case basis. Trade receivables of the Group are assessed to be impaired individually with reference to the nature of trading balances, length of credit period offered by the Group to the customers and historical recoverability of the balances.

No interest is charged on trade receivables. The Group does not have collateral over the balances. Before accepting any new customer, the management of the Group will assess the potential customer’s credit quality and grant credit limits to each customer.

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Balance at beginning of year	811	4,332
Provisions recognized on receivables	3,521	—
Write off	—	(3,835)
Balance at end of the year	4,332	497

The allowance for doubtful debt at the end of each reporting period represented individually impaired receivables which were either with financial difficulties or have defaulted on payment obligation. Included in the Group’s trade receivables balance were debtors with aggregate carrying amounts of approximately USD87 thousand and USD5.4 million at December 31, 2013 and December 31, 2014, respectively, which were past due, but the Group did not provide for provisions since the debtors credit worthiness is qualified or guaranteed. The balances were substantially recovered after the end of the reporting period. There are no other trade receivable balance past due at the end of reporting date.

The balances that are neither past due nor impaired as at the end of each reporting period are at good credit quality.

These debtors were either placed under liquidation or in severe financial difficulties and such amounts were not likely to be recovered in the future.

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the debtor from the date credit was initially granted up to the end of each reporting period.

21. INVENTORIES

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Solar modules	5,431	103
Solar parks completed or under development which are held for sale	2,252	1,466
	7,683	1,569

22(A). PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2012	478	91	1,310	1,879
Additions	11	71	453	535
Acquisition of subsidiaries	—	—	580	580
Disposals of subsidiaries	—	—	(860)	(860)
Disposal	(61)	(66)	(1)	(128)
Exchange adjustments	5	(2)	18	21
At December 31, 2012	433	94	1,500	2,027
Additions	301	684	112	1,097
Disposals	(99)	(83)	(994)	(1,176)
Exchange adjustments	19	28	57	104
At December 31, 2013	654	723	675	2,052
Additions	42	296	944	1,282
Disposals	(585)	(104)	(234)	(923)
Exchange adjustments	(4)	(95)	(82)	(181)
At December 31, 2014	107	820	1,303	2,230
DEPRECIATION
At January 1, 2012	206	17	396	619
Provided for the year	14	19	272	305
Eliminated upon disposals of subsidiaries	—	—	(2)	(2)
Eliminated on disposals	(9)	(20)	(1)	(30)
Exchange adjustments	1	—	5	6
At December 31, 2012	212	16	670	898
Provided for the year	21	115	147	283
Eliminated on disposals	(69)	(21)	(223)	(313)
Exchange adjustments	8	1	31	40
At December 31, 2013	172	111	625	908
Provided for the year	31	232	268	531
Eliminated on disposals	(149)	(1)	(37)	(187)
Exchange adjustments	(10)	61	(84)	(33)
At December 31, 2014	44	403	772	1,219
CARRYING VALUES
At December 31, 2012	221	78	830	1,129
At December 31, 2013	482	612	50	1,144
At December 31, 2014	63	417	531	1,011

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

22(B). IPP SOLAR PARKS, INVESTMENT PROPERTY

(1) IPP Solar Parks

At the end of each reporting period, the Group’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2012	—	—	—
Additions	21,926	—	21,926
Transfer	(14,209)	14,209	—
Transfer from inventories	—	23,449	23,449
Exchange adjustments	—	520	520
At December 31, 2012	7,717	38,178	45,895
Additions	35,132	—	35,132
Acquisition of subsidiaries (Note 32)	—	65,133	65,133
Transfer	(25,037)	25,037	—
Exchange adjustments	335	1,714	2,049
At December 31, 2013	18,147	130,062	148,209
Additions	73,540	15,838	89,378
Acquisition of subsidiaries (Note 32)	—	3,557	3,557
Transfer to investment property	—	(1,358)	(1,358)
Disposals (Note 16)	—	(6,776)	(6,776)
Transfer	(23,550)	23,550	—
Exchange adjustments	(6,260)	(13,392)	(19,652)
At December 31, 2014	61,877	151,481	213,358
DEPRECIATION AND IMPAIRMENT
At January 1, 2012	—	—	—
Provided for the year	—	2,474	2,474
Exchange adjustments	—	26	26
At December 31, 2012	—	2,500	2,500
Provided for the year	—	4,395	4,395
Impairment Provided for the year	—	21,645	21,645
Exchange adjustments	—	163	163
At December 31, 2013	—	28,703	28,703
Provided for the year	—	6,177	6,177
Impairment provided for the year	270	1,279	1,549
Exchange adjustments	—	(3,681)	(3,681)
At December 31, 2014	270	32,478	32,748
CARRYING VALUES
At December 31, 2012	7,717	35,678	43,395
At December 31, 2013	18,147	101,359	119,506
At December 31, 2014	61,607	119,003	180,610

Depreciation is calculated using the straight-line method over the estimated useful lives of 20 years for completed solar parks.

As at December 31, 2013 and December 31, 2014, the solar parks with carrying amounts of approximately USD23.9 million and USD27.5 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD17.3 million and USD27.2 million, respectively. In addition, equity interests of an indirect wholly-own subsidiary of the Company which held several IPP solar parks in Czech and trade receivables arising out of the business relations were pledged to a bank as at December 31, 2013 and December 31, 2014 to secure the respective borrowings.

During the year ended December 31, 2013, the Group performed impairment reviews on certain IPP solar parks. The management of the Group regards IPP solar parks in different regions as individual cash generating unit (“Cash Generating Unit”).

The recoverable amounts of the Cash Generating Units are determined from value in use calculations. The key assumptions for the value in use calculations regarding the discount rates, growth rates and expected changes to electricity income to be generated and direct costs during the forecasted period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the Cash Generating Units. The growth rates are by reference to industry growth forecasts. Changes in estimated electricity income and direct costs are based on past practices and expectations of future changes in the market.

During the year ended December 31, 2013, certain IPP solar parks were evaluated for impairment based on changes in market conditions which resulted in lower-than-expected yield of the IPP solar parks held and increased direct costs of operations. The cash flow projections for these solar parks were prepared by management based on financial budgets covering a 20-year period, and a discount rate of 13.6%. The discount rate reflects current market conditions including a risk premium for the respective countries where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss of USD21,645 thousand was recorded by the Group. No such impairment indicators arose in the year ended December 31, 2012.

During the year ended December 31, 2014, certain permits IPP solar parks were evaluated for impairment based on the change of commercial and technical assessment which resulted in lower-than-expected yield of the IPP solar parks held and increased direct costs of operations. The cash flow projections for these solar parks were prepared by management based on financial budgets covering a 20 year period, and a discount rate of 13.6%. The discount rate reflects current market conditions including a risk premium for the respective countries where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss of USD1,549 thousand was recorded by the Group.

(2) Investment Property

Included in the Group’s IPP solar parks are land acquired by the Group with carrying amounts of approximately USD3.8 million, USD8.5 million and USD8.5 million, respectively, as at December 31, 2012, December 31, 2013 and December 31, 2014. During the year ended December 31, 2014, the Group transferred certain pieces of land with carrying amount of approximately US$1.4 million from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease payments under non-cancellable operating leases is disclosed in note 37.

23. INTANGIBLE ASSETS

Software
Thousand USD
COST
At January 1, 2012	483
Additions	284
Disposals	(94)
At December 31, 2012	673
Additions	372
Disposals	(201)
Exchange adjustments	28
At December 31, 2013	872
Additions	22
Disposals	(255)
Exchange adjustments	(81)
At December 31, 2014	558
AMORTIZATION
At January 1, 2012	60
Charge for the year	99
Disposals	(31)
At December 31, 2012	128
Charge for the year	101
Eliminated on disposals	(9)
Exchange adjustments	16
At December 31, 2013	236
Charge for the year	214
Eliminated on disposals	(75)
Exchange adjustments	(37)
At December 31, 2014	338
CARRYING VALUES
At December 31, 2012	545
At December 31, 2013	636
At December 31, 2014	220

The above intangible assets have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

24. INTERESTS IN ASSOCIATES

	2013	2014
	Thousand USD	Thousand USD
As at January 1,	—	—
Investment in a new affiliate	—	426
Less: Unrealized gain from sales to associates	—	(421)
As at December 31,	—	5

As at December 31, 2014 and December 31, 2013, the Group had interests in the following associates:

		Place of		Proportion of nominal
		incorporation/	Class of	value of issued capital		Proportion of voting
	Form of	principal place	shares	held		power held
Name of entity	entity	of incorporation	held	2013	2014	2013	2014	Principal activities
Chaorisky Solar Energy S.a.r.l. (note a)	Limited liability	Luxemburg	Ordinary	—	—	—	—	Operating entity engaged in the investment, construction, financing and management of solar parks
RisenSky Solar S.a.r.l. (note b)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
Oky Solar Holding (note c)	Limited liability	Japan	Ordinary	—	30%	—	30%	Operating entity engaged in the investment, construction, financing and management of solar parks

Notes:

(a)                                 In 2011, Sky Capital Europe S.a.r.l. (“Sky Europe”) (an indirect wholly-own subsidiary of the Company) entered into an agreement with Hong Kong Chaori Solar Energy Science & Technology Co., Ltd. (“Chaori HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely ChaoriSky Solar Energy S.a.r.l. (“ChaoriSky Solar”). The Group was able to exercise significant influence over ChaoriSky Solar through its 30% ownership interest and participation in board meetings. ChaoriSky Solar was therefore classified as an associate. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting through November 18, 2013.

On November 18, 2013, the Group entered into an agreement with Chaori HK and ChaoriSky Solar to settle all the balances between the Group and ChaoriSky Solar and its subsidiaries. In accordance with terms of the agreement, the Group transferred all the shares in ChaoriSky Solar to Chaori HK and in return obtained the entire equity interests of certain entities holding IPP solar parks in Greece and Germany that were previously controlled by Chaorisky Solar. Details of the transaction are set out in note 32. From the date November 18, 2013, the ChaoriSky Solar and its subsidiaries were no longer taken as an associate of the Group.

(b)                                 In 2011, Sky Europe entered into another agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). The Group is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting.

(c)                                  In 2014, Sky Solar Japan KK entered into an agreement with Orix KK (a company listed on the security market in Japan and United States) to establish a private limited liability company, namely Oky Solar Holdings, registered in Japan, in which 30% of the share capital is subscribed by Sky Solar Japan for JPY43.5 million (USD426 thousand) while the remaining 70% is subscribed by Orix KK. Oky Solar Holdings’ main business focused on the development of solar parks. The Group is able to exercise significant influence over Oky Solar Holding through 30% ownership interest and participation on the board. Oky Solar Holding is there classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting.

The summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	Risensky 2013	Risensky 2014	Oky Solar Holding 2014	Aggregate 2014
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Non-current assets
IPP solar parks	30,603	25,833	1,934	27,767
Other non-current assets	1,450	1,196	17	1,213
	32,053	27,029	1,951	28,980
Current assets	3,306	3,309	315	3,624
Current liabilities
Other current liabilities	3,689	3,389	1,045	4,435
Amount due to other related parties	548	412	—	412
	4,237	3,801	1,045	4,847
Non-current liability
Borrowings	32,728	27,547	1,204	28,751
Net assets (liabilities)	(1,606)	(1,010)	17	(994)

	Year ended December 31,
	Risensky 2013	Risensky 2014	Oky Solar Holding 2014	Aggregate 2014
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Revenue	4,789	4,600	—	4,600
Profit for the year	495	583	—	583
Group’s share of profit of associates of the year	—	—	—	—
Group’s share of profit of associates of the year not recognized	149	175	—	175
Group’s share of other comprehensive income of associates	—	—	—	—

25. DEFERRED TAX ASSETS

The following are the major deferred tax assets recognized and movements thereon during the periods presented:

	Tax losses	Fair value charge of financial instruments	Depreciation of solar parks	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At January 1, 2013	2,697	—	—	2,697
Charge to profit or loss	604	—	(733)	(129)
Disposal of a subsidiary (note 33 (b))	(207)	—	—	(207)
Acquisition of subsidiaries (note 32)	1,100	—	—	1,100
Exchange differences	(69)	—	57	(12)
At December 31, 2013	3,449	—	(676)	3,449
Charge to profit or loss	1,712	768	(1,844)	636
Exchange differences	(428)	(90)	283	(235)
At December 31, 2014	5,409	678	(2,237)	3,850

As at December 31, 2013 and December 31, 2014, the Group has unused tax losses of approximately USD66.5 million and USD119.3 million, excludes tax losses recognized above, respectively, available for offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

26. TRADE AND OTHER PAYABLES

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Trade payables	38,172	34,499
Other payables	9,525	13,676
Warranty provision to customers for supply of modules	1,407	1,117
Other accrued expenses	4,841	3,638
Other tax payables	3,566	7,342
Advances from customers	173	25
	57,684	60,297

The credit periods on purchases of goods range from three months to a year.

Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Balance at beginning of year	758	1,407
Provided for the year	649	—
Reversal for the year	—	(290)
Balance at end of the year	1,407	1,117

The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the Group has not experienced any significant claims.

Included in other payables was a provision of USD504 thousand and USD572 thousand as at December 31, 2013 and 2014, respectively, arising from a litigation brought against the Group. The litigation relates to a circumstance in which the Group did not proceed with a contract to purchase certain photovoltaic licenses in Greece from a third party permit developer. The original claim was approximately USD10 million (equivalent to approximately EURO7 million). Based on legal advice, the management of the Group considered the provision is adequate as at December 31, 2013 and 2014. In April 2015, the plaintiff withdrew its claim and the dispute will be settled through the arbitration process.

27. AMOUNTS DUE TO OTHER RELATED PARTIES

		At December 31,
	Notes	2013	2014
		Thousand USD	Thousand USD
Current
Trade
China New Era		221	203

Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.		13,932	1,680
Sky Global Solar S.A.	a	163	213
Sky Solar New Energy Investment Limited		3,620	—
Panquick Ltd.	b	230	4
RisenSky Solar and its subsidiaries		9	8
Tany International (Baoding) Solar Electric Co., Ltd.	c	10	—
Beijing Sky Solar Investment Management Co., Ltd.	d	3,803	—
		21,767	1,905
		21,988	2,108
Non-current
Non-Trade
The Founder	e	797	—

Notes:

(a)                                 Mr. Su holds 40% equity interests in Sky Global Solar S.A. as at December 31, 2013 and 2014. Mr. Su has significant influence over the entity, and as such, is considered a related party.

(b)                                 The entity is 50% owned by Mr. Su as at December 31, 2013 and 2014.

(c)                                  The entity is controlled by Mr. Su as at December 31, 2013 and 2014.

(d)                                 The entity is controlled by Mr. Su as at December 31, 2013 and 2014.

(e)                                  The balance was unsecured and bears no interest.

For trade amounts due to other related parties, the credit periods on purchases of goods range from 90 to 365 days.

For non-trade amounts due to Sky Solar (Hong Kong) International Co., Ltd. amounting to US$13.9 million as at December 31, 2013: (1) US$6.6 million is a liability assigned from Chiloe a.s. to the Group to settle the consideration receivable from an independent third party on disposal of Chiloe a.s.; (2) US$7.3 million represents borrowings obtained by the Company from Sky Solar (Hong Kong) International Co., Ltd. with no specific repayment terms. Both balances have been settled by the Company to Sky Solar (Hong Kong) International Co., Ltd. during year ended December 31, 2014.

Non-trade amount due to Sky Solar New Energy Investment Limited amounting to US$3.6 million as at December 31, 2013 represented payments made by Sky Solar New Energy Investment Limited on behalf of the Group, for operating expenses incurred by the Company such as rental fees. There are no specific repayment terms. The debt has been repaid by the Company to Sky Solar New Energy Investment Limited during year ended December 31, 2014.

28. BORROWINGS

	At December 31,
	2013	2014
	Thousand USD	Thousand USD
Bank borrowings	54,846	47,855
Other borrowings	1,629	1,826
	56,475	49,681
Secured	54,846	36,639
Unsecured	1,629	13,042
	56,475	49,681
Variable-rate borrowings	17,354	14,309
Fixed-rate borrowings	39,121	35,372
	56,475	49,681
Carrying amount repayable:
Within one year	40,075	31,735
More than one year but not exceeding two years	991	900
More than two years but not exceeding five years	3,216	4,202
More than five years	12,193	12,844
	56,475	49,681
Less: amounts repayable within one year shown under current liabilities	(40,075)	(31,735)
Amounts shown under non-current liabilities	(16,400)	(17,946)

The amounts due are based on scheduled repayment dates set out in the loan agreements. Some loan agreements have financial covenants which require certain financial ratios to be kept at certain level. As of December 31, 2014, the Group was in compliance with all the covenants.

The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech plus margin as at December 31, 2013 and 2014.

The effective interest rates on the Group’s borrowings as at December 31, 2012, December 31, 2013 and December 31, 2014 are as follows:

	At December 31,
	2013	2014
Effective interest rate:
Fixed-rate borrowings	1.65%	2.73%
Variable-rate borrowings	3.87%	3.35%

As at December 31, 2013 and December 31, 2014, cash and cash equivalents of the entities controlled by Mr. Su of approximately RMB245 million (equivalent to approximately USD38 million) and RMB275.4 million (equivalent to approximately USD44.8 million), respectively were pledged for bank borrowings of the Group with a carrying amount of approximately USD38 million and USD42.1 million, respectively.

As at December 31, 2013 and December 31, 2014, equity interests of an indirectly wholly-owned subsidiary of the Company in Czech, its IPP solar parks and its trade receivables arising out of the business relations were pledged to a bank. Details of this pledge are set out in note 22(B).

29. OTHER NON-CURRENT LIABILITIES

	December 31,
	2013	2014
	Thousand USD	Thousand USD

Financial liabilities designated as fair value through profit or loss	5,313	47,032

(a) During the year ended December 31, 2013, Solar tec. Corporation (“Solar Tech”), a subsidiary of the Group established in Japan and holding IPP solar parks entered into an agreement with two independent third parties (the “Parties”) and one subsidiary of the Group. According to the terms of the agreement, the Parties provided approximately USD5.3 million (equivalent to Japanese Yen (“JPY”) 610 million) to Solar Tech at the inception of the agreement and in return are entitled to receive return in the next 20 years from the date of agreement based on an amount specified in accordance with formulas in the agreement. The fair value of this instrument is estimated based on the anticipated operating results and cashflows generated by the related solar parks held by Solar Tech for the contractual period of 20 years. The carrying amount of financial liabilities are USD5,313 thousand and USD4,689 thousand respectively, as at December 31, 2013 and 2014 with a charge of increase of fair value to the other loss of USD472 thousand in 2014 and repayment of USD1,096 thousand to independent parties. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

(b) During the year ended December 31, 2014, Sky Solar Japan Co. K.K. (“SSJ”), a wholly owned subsidiary of the Group in Japan, entered into silent partnership agreements that were amended and finalized on October 10, 2014 with two groups of third party investors (the “Silent Partners”), pursuant to which the Silent Partners provided financing and SSJ will develop and operate 21 solar parks with an aggregate capacity of 34.6 MW in Japan (the “SSJ Silent Partnership Assets”). In accordance with the agreements, SSJ contributed JPY750 million in cash and solar power projects with a carrying amount of JPY2.3 billion and an agreed valuation of approximately JPY4.6 billion. The Silent Partners contributed JPY5 billion in cash. The contributed solar parks had an aggregate capacity of 34.6 MW, consisting of approximately 11.5 MW which were completed and in operation and approximately 23.1 MW shovel-ready as of October 10, 2014.

No separate legal entity was established in connection with the silent partnership agreement. The SSJ Silent Partnership Assets are held and managed through the SSJ legal entity, subject to the provisions of the silent partnership agreement. The Silent Partners are not involved in the investment decisions associated with management of the SSJ Silent Partnership Assets or other assets and businesses which continue to be held and operated by SSJ, outside the auspices of the silent partnership agreement. Over an expected maximum period from the date of the agreement through June 2017, distributable profits from the SSJ Silent Partnership Assets shall be first distributed to the Silent Partners in proportion to their respective capital contributions, until a cumulative annual internal rate of return, or IRR, of 15% on their capital contributions is achieved. Any remaining profits shall be distributed to SSJ until a cumulative annual IRR of 15% of SSJ’s contributed amount, based on the agreed valuation, is achieved. The remaining profits, if any, shall be distributed to SSJ and the Silent Partner at the ratio of approximately 51% and 49%, respectively. Silent Partners shall only bear losses up to the amount of money they financed.

The IRR of 15% is the discount rate required to make the present value of the total distributable profits expected to be generated by SSJ Silent Partnership Assets payable to certain members of Silent Partnership equal to the present value of the cumulative total of investments of certain Silent Partners. Distributable profits represent the cash that may be distributed to investors, including cash received from generating electricity or other sources, less the debts which fall due. Investments include the cash proceeds received from Silent Partners of JPY5 billion, cash contribution made from SSJ of JPY750 million and contribution of solar power projects with an agreed valuation of approximately USD45.5 million. Subject to the availability of distributable profits, the annual amount to be distributed to the Silent Partners is estimated to be approximately USD7.4 million (without considering the cumulative effect of IRR), before any amounts are distributable to the Company.

Upon the completion of the solar power projects, SSJ may transfer the ownership of one or more of the completed projects to a special purpose company (“SSJ Special Purpose Company”) for JPY300 million (USD3.0 million) per MW, provided that non-recourse bank financing with terms to be agreed by both SSJ and the Silent Partners can be obtained by the SSJ Special Purpose Company, the proceeds of which become distributable profits. Upon such transfer, it is contemplated that the Silent Partners and SSJ will receive the distributable profits, and will be entitled to 30% and 70% of the profits in the SSJ Special Purpose Company, respectively. Upon the completion of the solar parks, if the Silent Partners have not achieved an IRR of 15%, then SSJ shall consider changing the silent partnership scheme into a loan or bond structure to provide the Silent Partners with an IRR of 15%. In the event that SSJ fails to transfer all SSJ Silent Partnership Assets to SSJ Special Purpose Company by May 9,2017, SSJ may either (1) purchase the remaining SSJ Silent Partnership Assets for a sum of (i) a price determined based on JPY350 million (USD3.5 million) per MW for projects that have completed construction, (ii) a price reasonably determined and approved by an agent for the Silent Partners for projects where construction has commenced, but not yet been completed, and (iii) a price determined based on JPY50 million (USD0.5 million) per MW for projects where construction has not yet commenced; or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the Silent Partners by June 8, 2017 of its intent to settle in either case. If the Silent Partners are able to secure a third party offer that is more attractive within 90 days of being so notified, the third party may purchase the projects from SSJ. The proceeds generated in each of these three scenarios are considered distributable profits, and distribution in this manner is first subject to the 15% cumulative IRR settlement provisions of the silent partnership agreement, whereby the Silent Partners have priority over SSJ.

In connection with the above transaction, Flash Bright Power Ltd. (“Flash Bright”), the entity wholly owned by Mr. Su, granted to an affiliate of one of the Silent Partners (“Investor”) an option to purchase from Flash Bright up to USD30 million worth of existing ordinary shares of Sky Solar Holdings, Ltd. at a per share price equal to the per ordinary share initial public offering price. This option is exercisable during a two-year period with an option to a one-year extension at the request of the Investor which Flash Bright can, at its sole discretion, approve or deny, commencing 180 days after the pricing date of this initial public offering. If, on any date during the exercise period, the market price of an ordinary share of the Company equals or exceeds 200% of the per ordinary share initial public offering price, the Investor shall be automatically deemed to have exercised the then remaining portion of the call option. Upon any exercise of the call option, the Investor may elect to pay the purchase price to Flash Bright in cash or through cashless settlement procedures.

After completion of the transaction, the Group continues to control the SSJ Silent Partnership Assets and retains substantially all the risks and rewards of ownership and as such will continue to consolidate these solar power projects in its consolidated financial statements. Pursuant to the settlement provisions of the silent partnership agreement, the Group accounted for the JPY5 billion received from the Silent Partners as financial liability. Specifically, under each of the three scenarios described above, the settlement provisions establish a contractual obligation to deliver cash to the Silent Partners. The financial liability is designated as fair value through profit or loss (“FVTPL”) in accordance with IAS 39, since the Silent Partnership Assets are managed and whose performance are evaluated by the Group on a fair value basis in accordance with a documented risk management strategy.

The fair value of the financial liabilities were USD42,343 thousand as at December 31, 2014, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 4. Change in fair value from October 10, 2014 to December 31, 2014 of JPY102 million (USD894 thousand) were recorded as other gains and losses (Note 9) in the consolidated statement of profit or loss and other comprehensive income.

The call option was issued by Flash Bright for the benefit of the Group, to induce the Silent Partners to provide the financing and therefore the fair value associated with the call option of USD6,600 thousand measured on the grant date of October 10, 2014 was considered transaction costs and recorded within other gains and losses (Note 9) in the consolidated statement of profit or loss and other comprehensive income. The fair value of the call option was determined by Income approach (Level 3 as defined in Note 3), in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate. Weighted average cost of capital was determined using a Capital Asset Pricing Model at 13.5% per annum.

30. SHARE CAPITAL

	Number of shares	Share capital
		Thousand USD
The Company
Ordinary shares of USD0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014	390,026,670	5

Included in the shares held by Flash Bright Power Ltd. were 67,150,000 shares as of December 31, 2013 and December 31, 2014 held by Mr. Su beneficially, which are subject to lookup and repurchase provision until the completion of a successful IPO. The IPO condition is a non-market vesting condition that is not taken into account in estimating the fair value of the shares at grant date. Instead, the IPO condition is taken into account by truing up the number of equity instruments included in the measurement of the amount recognised for services so that, ultimately, the amount recognised is based on the number of equity instruments that eventually vest. As a result, the fair values of these relevant shares determined on the grant date of approximately USD42.9 million was recognized as expenses and reserve of the Group when the shares of the Company were listed in 2014. As of December 31, 2013 and 2014, the Group had 2,720,000 and 2,270,000 ordinary shares, respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

SKY SOLAR HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. SHARE-BASED COMPENSATION

(A)                               SHARE AWARD SCHEME

In order to provide incentives to directors and eligible employees of the Group’s subsidiaries, Mr. Su launched a share award scheme in 2009, which was subsequently modified in 2010 (the “Share Award Scheme”). Under the Share Award Scheme, Flash Bright Power Ltd. will grant ordinary shares of Sky Solar Holdings to the directors and employees of the Group. In addition, shares may be granted to consultants for services rendered to the Group.

No consideration is paid/payable on the grant of shares.

Shares granted are subject to the following terms:

(1)                                 Vesting period

The shares granted to the employees of the Group will be vested in four years since the date of grant, in a manner of 25% in the first anniversary year since the date of grant, 25% in the second anniversary year since the date of grant, 25% in the third anniversary year since the date of grant and the remaining portion in the fourth anniversary year since the date of grant.

(2)                                 Repurchase option

Flash Bright Power Ltd., on behalf of Mr. Su, shall have a discretionary option to repurchase from the employees and these grantees shall be obligated to sell to Flash Bright Power Ltd. all the shares of Sky Solar Holdings held by them under the following circumstances:

(1)                                 At the price of USD0.075 per share if Mr. Su resigns from his position as chairman of the board of directors of the Group and will no longer hold any other management position of the Group; or

(2)                                 At the price of USD0.0001 per share if the Group terminates employment with the grantees due to act of negligence of these grantees; or

(3)                                 At the price of USD0.0001 per share if these grantees resign from their position of the Group as the Group’s management and will no longer hold any other management position of the Group; or

(4)                                 At the price of USD0.075 per share if the Group terminates employment with the grantees without cause.

Upon the establishment of the Company and Sky Power Group Ltd., shares of Sky Solar Holdings previously granted to the grantees under the Share Award Scheme were superceded by the shares of Sky Power Group Ltd. on one-to-one basis. All the terms of the shares, including vesting conditions and repurchase options, remained unchanged.

During the year ended December 31, 2013, unvested shares were returned by grantees to the grantor based on agreement between the parties. As a result, the amount of compensation expense charged to profit or loss amounted to approximately USD3.9 million in 2013.

As at December 31, 2013, included in the outstanding shares granted under the Share Award Scheme represented 43,830,000 vested shares and 750,000 unvested shares, respectively.

As at December 31, 2013, there was approximately USD0.2 million of total unrecognized compensation expense related to unvested shares granted, which is expected to be recognized over the remaining vesting period.

The fair values of the shares of Sky Solar Holdings granted to the grantees during the years ended December 31, 2011 and December 31, 2012 and the fair value of the shares of Sky Power Group Ltd. during the year ended December 31, 2013 ranges from approximately USD0.73 to USD0.82 per share, USD0.80 per share, and USD0.85 per share, respectively. The fair values of the shares of Sky Solar Holdings granted to the grantees in 2010 ranged from approximately USD0.66 per share to USD0.78 per share. Sky Solar Holdings and Sky Power Group Ltd. used generally accepted valuation methodologies, including the discounted cash flow approach and market approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive their respective total equity values. The key inputs into the model were as follows:

	Year ended December 31,
	2012	2013
Risk-free rates of interest	2.21% to 3.81%	2.39% to 5.16%
Market risk premium	5.5% to 7.4%	7.2% to 8.8%
Dividend yield	—	—
Marketability discount	23%	15%
Weighted average cost of capital	26%	14.6%
Terminal growth rate	3%	3%

The risk-free rates were based on yield of USD denominated fixed-rate bonds issued in Eurozone market. Market risk premium is based on related risk premium of market peers plus certain applicable adjustments. Cost of equity and debt was determined by using comparable information of the market peers. The marketability discount used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. Changes in variables and assumptions may result in changes in the fair values of the shares of Sky Solar Holdings and Sky Power Group Ltd.

(B)                               SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by Sky Solar Holdings pursuant to a resolution passed in 2009 for the primary purpose of providing incentives to directors and eligible employees. Under the Share Option Scheme, Sky Solar Holdings may grant options to eligible employees of the Group to subscribe for shares in Sky Solar Holdings.

The total number of shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 22,195,122 shares of Sky Solar Holdings in issue at any point in time, without prior approval from the shareholders of Sky Solar Holdings. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of Sky Solar Holdings in issue at any point in time, without prior approval from the shareholders of Sky Solar Holdings.

No consideration is paid or payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

In 2010, Sky Solar Holdings granted 2 tranches of share options to employees of the Group. The exercise price of the options under tranches 1 and 2 was USD0.6833 per share option. For the first tranche of options, 50% of the options vest on the first year anniversary from the date of grant and the remaining options vest on the second year anniversary from the date of grant. For the second tranche of options, 25% of the options vest on the first year anniversary from the date of grant, 25% of the options vest on the second year anniversary from the date of grant, 25% of the options vest on the third year anniversary from the date of grant and the remaining options would be vest on the fourth year anniversary from the date of grant.

The estimated fair values of the Tranche 1 and 2 options granted were USD144 thousand and USD1,509 thousand, respectively.

(C)                               EQUITY INCENTIVE PLAN

The Company has adopted the 2014 Equity Incentive Plan made effective as of October 30, 2014. Under the Share Option Scheme, the Company may grant options to eligible employees or directors of the Group to subscribe for shares in Sky Solar Holdings. No consideration is paid or payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

On November 13, 2014, the Company granted 330,000 share options to directors of the Group under 2014 Equity Incentive Plan. The exercise price of the options under this tranche was USD1.0 per share option. The options shall vest and become exercisable with respect to one third of shares initially covered by the option on each of the first anniversary of the date of grant, the second anniversary of the date of grant, and the third anniversary of the date of grant.

As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group’s results or financial position. The weighted average remaining contractual life as at December 31, 2014 was three years.

On November 14, 2014, the Company granted 1,800,000 restricted shares to employees of the Group under 2014 Equity Incentive Plan. 25% of the restricted shares shall vest immediately upon the date of the listing of the Company’s American Depositary Shares on the NASDAQ Capital Market (the “IPO Date”). The rest 75% of the restricted shares shall vest with respect to 25% of restricted shares initially covered on each of the first anniversary of the IPO date, the second anniversary of the IPO date, and the third anniversary of the IPO date. As at December 31, 2014, the unrecognized amounts of the unvested restricted shares were approximately USD1,476 thousand.

For the year ended December 31, 2012, 2013 and 2014, the fair values recognized in relation to the restricted shares and share options granted and the 67,150,000 shares held by Flash Bright Power Ltd. vested upon completion of IPO (Note 30), amounted to approximately USD8,726 thousand, USD5,128 thousand and USD43,941 thousand, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Cost of sales	2,403	1,135	—
Administrative expenses	6,323	3,993	1,033
Administrative expenses (Note)	—	—	42,908
	8,726	5,128	43,941
Less: amounts capitalized in solar parks under construction and IPP solar parks	(1,374)	(552)	—
	7,352	4,576	43,941

Note: The share based compensation recognized in year 2014, approximately USD42.9 million was recognized when the shares of the Company were listed in 2014 as a fulfillment of vesting condition. Please see detail in Note 30.

32. ACQUISITION OF SUBSIDIARIES

In November 2013, the Group entered into a series of related agreements with Chaori HK and ChaoriSky Solar to settle the net balances of US$64.6 million due from ChaoriSky Solar and its subsidiaries in return for the equity interests of the subsidiaries of ChaoriSky Solar holding certain IPP solar parks, in which the Group effectively held 30% before the transaction and the elimination of its ownership interest in ChaoriSky Solar. To effect the net settlement, Chaori, ChaoriSky Solar and the Group executed the transaction in the following sequence:

i)

The Group transferred the 30% equity interest in ChaoriSky Solar to Chaori on November 13, 2013. No gain or loss was recognized on the transfer, as the Group determined the fair value of the 30% equity interest in ChaoriSky Solar was nil;

ii)

The Group acquired the equity interests in the legal entities holding the 5 IPP solar parks on November 18, 2013 from ChaoriSky Solar for consideration comprised of US$18.8 million payable to ChaoriSky Solar by the Group and the assumption of the entities’ liabilities, including US$27.7 million payable to the Group and US$25.0 million debt payable to ChaoriSky Solar; and

iii)

On November 18, 2013, immediately following the transfers in step ii) the amounts payable, including the US$18.8 million payable to ChaoriSky Solar by the Group, the US$27.7 million originally payable to the Group by the acquired entities and the US$25.0 million debt payable to ChaoriSky Solar were assigned to one legal entity of the Group and then net settled against the accounts receivable held by the Group of US$64.6 million, including an amount associated with the transfer of the 30% equity interest referenced in step i), resulting in a net payable to ChaoriSky Solar of US$0.6 million.

The transaction is recognized as a business combination. The fair value of the total consideration transferred at the date of acquisition was US$65.2 million, which consisted of accounts receivable of US$64.6 million settled, the 30% equity in ChaoriSky Solar with zero fair value, and net payable of US$0.6 million incurred by the Group to ChaoriSky Solar.

The assets acquired and the associated liabilities assumed are as follows:

Thousand USD
Current assets
Cash and cash equivalents	23
Trade and other receivables	8,316
Amounts due from the Group	14
Non-current assets
IPP solar parks	58,796
Deferred tax assets	1,099
Current liabilities
Trade and other payables	(1,246)
Tax payable	(1,811)
Net assets acquired	65,191
Net cash outflow arising on acquisition
Cash and cash equivalents acquired	23

The fair value of trade and other receivables at the date of acquisition amounted to USD8,316 thousand which is equal to the gross contractual amounts of those trade and other receivables acquired at the date of acquisition.

Included in the loss for the year of the Group are losses amounting to approximately USD21,305 attributable to the additional business generated by the above entities holding IPP solar parks. Revenue for the year included approximately USD1,164 thousand generated from the acquirees.

Had the acquisition been completed on January 1, 2013, total group revenue for the year would have been USD43,875 thousand and loss for the year would have been USD60,233 thousand. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2013, nor is it intended to be a projection of future results.

In determining the “pro-forma” revenue and profit of the Group had the acquirees been acquired at the beginning of the current year, the mangement of the Group have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

On January 23, 2014, the Group entered into an agreement with one wholly owned subsidiary of China New Era, to acquire all the shares of this entity which holds three IPP solar parks in Greece with a total consideration of USD95 thousand (equivalent to EURO70 thousand) to increase the Group’s capacity of IPP solar parks.

The assets acquired and the associated liabilities assumed are as follows:

Thousand USD
Current assets
Trade and other receivables	261
Non-current assets
Solar parks held for own use	3,557
Current liabilities
Trade and other payables	(5)
Amounts due to the Group	(3,718)
Net assets acquired	95
Consideration and satisfied by:
Receivables waived (note)	95
Net cash outflow arising on acquisition:	—

Note:

The consideration of acquisition has been settled against Group’s amounts due from China New Era. No significant acquisition related costs were incurred in the course of the transaction.

The fair value of trade and other receivables at the date of acquisition amounted to USD261 thousand which is equal to the gross contractual amounts of those trade and other receivables acquired at the date of acquisition.

Included in the loss for the period of the Group is net loss amounting to approximately USD934 thousand attributable to the additional business generated by the above entity holding IPP solar parks. Revenue for the period included approximately USD210 thousand generated from the acquirees.

Had the acquisition been completed on January 1, 2014, total group revenue for the period would have been USD32,920 thousand and loss for the year would have been USD73,888 thousand. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2014, nor is it intended to be a projection of future results.

In determining the “pro-forma” revenue and profit of the Group had the acquirees been acquired at the beginning of the current period, the management of the Group has calculated depreciation of IPP solar parks acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre- acquisition financial statements.

33. DISPOSAL OF SUBSIDIARIES

On December 31, 2013, the Group entered into an agreement with an independent third party to sell and transfer all the shares in a 100% owned subsidiary namely Chileo a.s., for consideration of approximately USD1.8 million.

Analysis of asset and liabilities of Chileo a.s. as of the date of disposition is as follows:

Thousand USD
Current assets
Cash and cash equivalents	31
Trade and other receivables	123
Amount due from the Group	4,963
Non-current assets
Inventories	15,316
Deferred tax assets	206
Current liabilities
Trade and other payables	(19,794)
Amounts due to the Group	(2)
Net assets disposed of	843

Gain on disposal of a subsidiary is as follows:

Year ended December 31, 2013
Thousand USD
Consideration received in:
Waiver of other payable (note)	1,829
Net assets disposed of	(843)
Gain on disposal of a subsidiary	986

Net cash outflow on disposal of a subsidiary is as follows:

Year ended December 31, 2013
Thousand USD
Cash and cash equivalent balances disposed of	(31)
(31)

Note:

In accordance with the terms of the agreement, the consideration was settled by offsetting against payable of the Group due to such independent third party concurrently.

34. ACQUISITION OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND ASSUMPTION OF LIABILITIES THROUGH ACQUISITION OF SUBSIDIARIES

The Group has acquired permits and related costs capitalized in the course of obtaining permits and solar parks under construction, which were accounted for as inventories, through acquisition of equity interests in entities. These transactions were conducted in the normal course of the business and accounted for as acquisition of assets and assumption of liabilities as the entities acquired did not constitute businesses.

During the year ended December 31, 2012, the Group acquired the entire issued share capital of another six project companies located in Greece from independent third parties, acquired the entire equity interests of two project companies located in Czech from Juli New Energy Deutschland GMBH, and acquired the entire issued share capital of a Greek project company from ChaoriSky Solar.

The aggregate net assets acquired in transactions were as follows:

Year ended
December 31, 2012
Thousand USD
Permits and related costs capitalized in the course of obtaining permits and solar parks under construction	24,687
Property, plant and equipment	580
Other receivables	1,971
Cash and cash equivalents	209
Other payables	(10,264)
Borrowings	—
Net assets acquired	17,183
Total consideration satisfied by:
Cash consideration paid	(8,762)
Receivables (note)	(8,421)
(17,183)
Net cash outflow arising on acquisition:
Cash consideration paid	(8,762)
Cash and cash equivalents acquired	209
(8,553)

In accordance with the terms of the agreement, the consideration was partially settled by offsetting against receivables of the Group due from such independent third party concurrently.

35. DISPOSAL OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND DISCHARGE OF LIABILITIES THROUGH DISPOSAL OF SUBSIDIARIES

The Group disposed of certain permits and related costs capitalized in the course of obtaining permits and solar parks under construction, which are accounted for as inventories, in the normal course of business through disposal of equity interests in subsidiaries.

During the year ended December 31, 2012, the Group disposed a project company with permits developed in Greece to ChaoriSky Solar and fourteen solar parks with permits developed in Greece to China New Era through disposal of equity interests in certain 100% owned subsidiaries.

The aggregate net assets disposed of in the disposal transactions were as follows:

Year ended
December 31, 2012
Thousand USD
Permits and related costs capitalized in the course of obtaining permits and solar parks under construction	87,859
Property, plant and equipment	859
Other receivables	2,648
Cash and cash equivalents	1,281
Other payables	(84,527)
Borrowings	—
Net assets disposed of	8,120
Gain on disposal	28,601
36,721
Total consideration satisfied by:
Cash consideration received	36,721
Net cash inflow arising on disposal:
Cash consideration received	31,415
Cash and cash equivalents disposed of	(1,281)
30,134

As at December 31, 2012, the Group had outstanding consideration receivable from buyers with carrying amounts of USD5,305 thousand. The receivables were all settled by December 31, 2014.

SKY SOLAR HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36. DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

During the two years ended December 31, 2013 and December 31, 2014, The Company had direct and indirect interests in the following subsidiaries:

					Proportion of nominal value
					of issued share capital/registered
		Establishment			capital held by the Company
Name	Region	date	Currency	Share capital	2013.12.31	2014.12.31	Principal activities
Sky International Enterprise Group Limited	Hong Kong	2007/11/23	HKD	10,000	100	100	Holding company
Sky Capital International Limited	Hong Kong	2010/7/12	HKD	10,000	100	100	Holding company
Sky Solar HK 1 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 2 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 3 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 4 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 5 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 6 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 7 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 8 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 9 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HK 10 Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Solar HongKong Limited	Hong Kong	2013/5/10	HKD	10,000	100	100	Holding company
Sky Capital Asia Limited (Hong Kong)	Hong Kong	2013/7/31	HKD	10,000	100	100	Holding company
Sky Solar HK 11 Limited	Hong Kong	2013/8/7	HKD	10,000	100	100	Holding company
Sky Solar HK 12 Limited	Hong Kong	2013/8/8	HKD	10,000	100	100	Holding company
Sky Solar HK 13 Limited	Hong Kong	2013/8/7	HKD	10,000	100	100	Holding company
Sky Solar HK 14 Limited	Hong Kong	2013/8/7	HKD	10,000	100	100	Holding company
Sky Solar HK 15 Limited	Hong Kong	2013/8/7	HKD	10,000	100	100	Holding company
Neurlus Ltd	Cyprus	2011/12/16	EUR	2,000	100	100	Holding company
Macrorex Ltd	Cyprus	2011/12/17	EUR	2,000	100	100	Holding company
Maxanic Ltd	Cyprus	2011/12/6	EUR	2,000	100	100	Holding company
Microent Ltd	Cyprus	2011/12/6	EUR	2,000	100	100	Holding company
Sonusco Limited	Cyprus	2011/7/20	EUR	2,000	100	100	Holding company
Pandot Limited	Cyprus	2011/5/18	EUR	2,000	100	100	Holding company
Microfab Limited	Cyprus	2011/9/5	EUR	2,000	100	100	Holding company
Thiocele Limited	Cyprus	2011/12/8	EUR	2,000	100	100	Holding company
Qualman Limited	Cyprus	2011/12/9	EUR	2,000	100	100	Holding company
Endoanic Limited	Cyprus	2011/12/3	EUR	2,000	100	100	Holding company
Herbasa Limited	Cyprus	2011/12/2	EUR	2,000	100	100	Holding company
Finegeric Limited	Cyprus	2011/12/12	EUR	2,000	100	100	Holding company
Dermisair Limited	Cyprus	2011/12/12	EUR	2,000	100	100	Holding company
Topiaconnect Limited	Cyprus	2011/12/16	EUR	2,000	100	100	Holding company
Paleopnea Limited	Cyprus	2011/12/16	EUR	2,000	100	100	Holding company
Trueblast Limited	Cyprus	2011/12/12	EUR	2,000	100	100	Holding company
Omniexa Limited	Cyprus	2011/9/5	EUR	2,000	100	100	Holding company
Sky OMA PV1	USA	2012/2/17	USD	1,000	100	100	Holding company
Sky Kohala Estates PV-1, Inc	USA	2012/12/24	USD	1,000	100	100	Holding company
Sky Waimea PV 2 Inc	USA	2012/12/24	USD	1,000	100	100	Holding company
Celerfine Limited	Cyprus	2011/11/23	EUR	2,000	100	100	Holding company
Corptall Limited	Cyprus	2011/11/23	EUR	2,000	100	100	Holding company
Primeanic Limited	Cyprus	2011/11/24	EUR	2,000	100	100	Holding company
Biodula Limited	Cyprus	2011/11/30	EUR	2,000	100	100	Holding company
Omnibit Limited	Cyprus	2011/11/28	EUR	2,000	100	100	Holding company
Multilan Limited	Cyprus	2011/12/9	EUR	2,000	100	100	Holding company

Mutentire Limited	Cyprus	2011/12/8	EUR	2,000	100	100	Holding company
Onodec Limited	Cyprus	2011/5/16	EUR	2,000	100	100	Holding company
Navianic Limited	Cyprus	2011/9/14	EUR	2,000	100	100	Holding company
Temka SA (note c)	Greece	2007/3/26	EUR	60,000	100	100	Production and sale of electricity produced from renewable energy.
Celernium Limited	Cyprus	2011/10/17	EUR	2,000	100	100	Holding company
Qualfast Limited	Cyprus	2011/5/20	EUR	2,000	100	100	Holding company
City Solar Limited	Greece	2007/8/3	EUR	18,000	100	100	Production and sale of electric energy produced from renewable energy.
Lanondula Limited	Cyprus	2011/5/18	EUR	2,000	100	100	Holding company
Deukalion SA	Greece	2007/6/7	EUR	60,497	100	100	Production and sale of electric energy produced from renewable energy.
Evesafe Limited	Cyprus	2011/5/13	EUR	2,000	100	100	Holding company
Ella Solar energy Limited	Greece	2007/3/2	EUR	18,000	100	100	Production and sale of electric energy produced from renewable energy.
Wholerex Limited	Cyprus	2011/10/17	EUR	2,000	100	100	Holding company
Kopea SA	Greece	2007/5/31	EUR	60,000	100	100	Production and sale of electric energy produced from renewable energy.
Sky Development Renewable Energy Resources Societe Anonyme	Greece	2009/12/2	EUR	1,260,000	100	100	Holding company
Evdora Energy LP	Greece	2010/7/29	EUR	6,000	100	100	Holding company
Alkmini Energy LP	Greece	2010/7/29	EUR	6,000	100	100	Holding company
Hrisiis Energy LP	Greece	2010/7/29	EUR	6,000	100	100	Holding company
Iokasti Energy Limited	Greece	2009/8/6	EUR	4,500	100	100	Holding company
Iolaos Energy Limited	Greece	2009/8/6	EUR	4,500	100	100	Holding company
Ippodamia Limited	Greece	2009/8/6	EUR	4,500	100	100	Holding company
Solar Domokos SA	Greece	2012/2/13	EUR	60,000	100	100	Holding company
Pyrra Energiaki SA	Greece	2012/9/18	EUR	60,000	100	100	Holding company
Sky Solar Japan Kabushiki Kaisha	Japan	2009/10/16	JPY	89,100,000	100	100	Holding company
Tokyo Solar Electricity K.K.	Japan	2012/2/3	JPY	500,000	100	100	Provision of EPC service/Electricity Generation
Sky Wind K.K.	Japan	2012/10/3	JPY	10,000,000	100	100	wind generation
Sky Construction K.K.	Japan	2012/10/1	JPY	40,000,000	100	100	Provision of EPC service
SSJ Property Management G.K.	Japan	2012/8/2	JPY	10,000,000	100	100	Holding company
SSJ Mega Solar G.K.	Japan	2012/11/6	JPY	10,000,000	100	100	Holding company
SSJ Mega Solar1 G.K.	Japan	2012/8/31	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar2 G.K.	Japan	2012/10/1	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar3 G.K.	Japan	2012/10/1	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 4 G.K.	Japan	2013/4/8	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 5 G.K.	Japan	2013/4/8	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 6 G.K.	Japan	2013/4/8	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 7 G.K.	Japan	2013/4/8	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 8 G.K.	Japan	2013/5/9	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 9 G.K.	Japan	2013/8/5	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 10 G.K.	Japan	2013/8/5	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Solar Tech Kabushiki Kaisha	Japan	2013/1/29	JPY	1,000,000	90	90	Provision of EPC service/Electricity Generation
SSJ Mega Solar Miho G.K.	Japan	2013/4/8	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar Miho 2 K.K	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 5 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 6 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 7 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 8 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
New Energy Support Service Kabushiki Kaisha(Sky Solar Nippon 9 Kabushiki Kaisha)	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 1 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 2 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 3 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Solar Nippon 10 Kabushiki Kaisha	Japan	2013/6/12	JPY	1,000,000	100	100	Provision of EPC service/Electricity Generation
Sky Wind SPC 1 Kabushiki Kaisha	Japan	2013/10/28	JPY	50,000	100	100	Holding company
Sky Solar Nippon 15 Kabushiki Kaisha (Note b)	Japan	2014/6/10	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 19 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 20 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 21 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 22 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 23 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 24 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 25 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation

SSJ Mega Solar 26 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 27 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 28 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 29 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 30 Goudou Kaisha (Note b)	Japan	2014/10/28	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 12 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 13 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 14 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 15 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 16 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 17 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
SSJ Mega Solar 18 Goudou Kaisha (Note b)	Japan	2014/10/9	JPY	1,000,000	N/A	100	Provision of EPC service/Electricity Generation
Sky Solar Bulgaria Co Ltd	Bulgaria	2009/7/2	BGN	2,364,800	100	100	Holding company
Sky Capital Europe S.á.r.l. (Luxembourg)	Luxembourg	2010/5/18	EUR	12,500	100	100	Holding company
Sky Capital Advisory GmbH	Germany	2010/6/15	EUR	100,000	100	100	Holding company
Sky Capital I GmbH	Germany	2011/9/27	EUR	12,500	100	100	Obtaining permits required for pipeline projects
Sky Capital II GmbH	Germany	2009/10/5	EUR	500,000	100	100	Holding company
Sky Capital III GmbH	Germany	2011/8/16	EUR	12,500	100	100	Obtaining permits required for pipeline projects
Sky Capital IV GmbH	Germany	2011/8/17	EUR	12,500	100	100	Obtaining permits required for pipeline projects
Sky Capital V GmbH	Germany	2011/8/17	EUR	12,500	100	100	Obtaining permits required for pipeline projects
Sky Capital Investment 1, S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 2, S.L.	Spain	2012/11/8	EUR	3,000	100	100	Holding company
Sky Capital Investment 3, S.L	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 4, S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 5 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 6 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 7 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 8 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 9 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 10 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 11 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 12 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 13 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 14 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 15 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 16 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 17 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 18 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 19 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Sky Capital Investment 20 S.L.	Spain	2012/11/20	EUR	3,000	100	100	Holding company
Moktap Holdings Limited (Cyprus)	Cyprus	2011/3/9	EUR	1,800	100	100	Holding company
Sky Solar Bolesiny s.r.o.	Czech	2009/12/21	CZK	200,000	100	100	Electricity Generation
Danoni LN s.r.o.	Czech	2009/4/23	CZK	200,000	100	100	Electricity Generation
Solar Holysov s.r.o.	Czech	2008/9/1	CZK	200,000	100	100	Electricity Generation
Gransolar Cubiertas 3, S.L. (note d)	Spain	2008/10/28	EUR	3,006	100	100	Electricity Generation
Gransolar Cubiertas 7, S.L. (note d)	Spain	2009/2/26	EUR	3,012	100	100	Electricity Generation
Sky Solar (Canada) Ltd.	Canada	2009/4/13	CAD	100,000	100	100	Holding company
Sky Solar Engineering Inc.	Canada	2010/6/24	CAD	10 10	100	100	Provision of EPC services
8180792 Canada Inc.	Canada	2012/4/30	n/a	n/a	85	85	Provision of EPC services
8181179 Canada Inc.	Canada	2012/4/30	n/a	n/a	100	100	Provision of EPC services
8181187 Canada Inc.	Canada	2012/4/30	n/a	n/a	100	100	Provision of EPC services
8181195 Canada Inc.	Canada	2012/4/30	n/a	n/a	100	100	Provision of EPC services
8181233 Canada Inc.	Canada	2012/4/30	n/a	n/a	100	100	Provision of EPC services
Sky Solar (Canada) FIT 1 GP Inc (Note b)	Canada	2014/4/10	n/a	n/a	N/A	100	Provision of EPC services
Sky Solar (Canada) FIT 1 Limited Partnership (Note b)	Canada	2014/4/23	n/a	n/a	N/A	100	Provision of EPC services
Sky Solar France (France)	France	2010/2/25	EUR	1,200,000	100	100	Holding company
Sky Solar Inc.	USA	2010/1/5	USD	10,000	100	100	Development of permits
Sky Precious Metals PV-1 (Note b)	USA	2014/2/3	USD	N/A	N/A	100	Development of permits
Sky Solar Iberica S.L.	Spain	2009/12/3	EUR	1,200,000	100	100	Holding company

SKY GEN, S.L. (Sky Energy Services)	Spain	2009/11/27	EUR	3,006	100	100	Provision of maintenance service
Sky Solar STV, S.L.	Spain	2010/9/28	EUR	3,010	51	51	Obtaining permits required for pipeline projects
Sky Solar Braener, S.L	Spain	2010/3/18	EUR	3,006	51	51	Obtaining permits required for pipeline projects
Sky Solar Sunbeam, S.L	Spain	2010/6/4	EUR	3,006	51	51	Obtaining permits required for pipeline projects
Sky Solar Sunbeam Votuporanga S.L.	Brazil	2010/9/23	EUR	3,006	51	51	Obtaining permits required for pipeline projects
sky participaçoes 1	Brazil	2012/4/4	BRL	1,000	99	99	Obtaining permits required for pipeline projects
sky participaçoes 2	Brazil	2012/4/4	BRL	1,000	99	99	Obtaining permits required for pipeline projects
capitao Eneas Solar 2	Brazil	2012/4/4	BRL	1,000	100	100	Obtaining permits required for pipeline projects
Sky Solar Chile Ltd	Chile	2012/9/5	EUR	2,000	100	100	Holding company
Arica Solar Generacion 1 Limitada	Chile	2011/7/5	EUR	2,000	100	100	Inactive
Solar Sky 1 SpA	Chile	2011/12/23	CLP	1,000,000	100	100	Development of permits required for pipeline projects
Solar Sky 2 SpA	Chile	2011/12/23	CLP	1,000,000	100	100	Development of permits required for pipeline projects
Sky Solar Italy S.R.L.	Italy	2010/2/25	EUR	10,000	100	100	Holding company
Sky Solar Development S.A (South Africa)	South Africa	2012/11/1	RAND	100,000	100	100	Holding company
Lehlabele Renewable Energy Proprietary Limited (South Africa)	South Africa	2011/10/12	RAND	1,000	60	60	Holding company
Sky Solar Construction(South Africa)	South Africa	2013/3/27	RAND	120	75	75	Provision of EPC service/Electricity Generation
Sky Solar Power Limited Beijing Representative Office	PRC	2009/12/30	N/A	—	100	100	Representative office
Sky Solar Power Ltd.	BVI	2009/9/23	N/A	—	100	100	Holding company
Sky Solar Energy S.á.r.l.	Luxembourg	2009/9/28	EUR	12,500.00	100	100	Holding company
Sky Solar (Shanghai) Management Consulting Co., Ltd.	PRC	2013/7/29	USD	1,000,000	100	100	Holding company
Sky Solar Thailand (Note b)	Thailand	2014/2/24	BAHT	2,000,000	N/A	100	Holding company
Sky International Enterprise Group Limited Shanghai Representative Office	PRC	2011/9/30	HKD	—	100	100	Representative office

Notes:

a.                                      The above table lists the subsidiaries of the Group which, in the opinion of the management, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the management result in particular of excessive length.

b.                                     The entity was newly established during the year ended December 31, 2014.

c.                                       The entity was acquired by the Group from ChaoriSky Solar. Details are set out in Note 34.

d.                                      The entity was acquired by the Group from independent third parties during the year ended December 31, 2012. Details are set out in Note 34.

37. OPERATING LEASES

The Group as lessee

Operating leases relate to leases of premises and land with lease term of between 5 to 20 years. The Group does not have an option to purchase the leased land at the expiry of the lease periods.

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Minimum lease payments paid under operating leases	989	1,366	2,295

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Within one year	571	2,241	4,862
In the second to fifth years inclusive	583	6,492	15,110
Over five years	—	21,163	54,932
	1,154	29,896	74,904

The Group as lessor

Operating leases relate to the investment property owned by the Group with lease term of 20 years. The leasee does not have an option to purchase the investment property at the expiry of the lease period. At the end of each reporting period, the Group had non-cancellable operating lease receivables as follows:

	At December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Within one year	—	—	182
In the second to fifth years inclusive	—	—	727
Over five years	—	—	2,761
	—	—	3,670

For IPP solar parks in certain countries consists of an operating lease, there is no minimum lease payment since all lease payment is contingent based on actual volume of electricity produced. The contingent rental income the Company recognized amounts to nil and US$7.2 million for the year ended December 31, 2013 and 2014, respectively. Details of rental income are set out in note 6.

38. CAPITAL COMMITMENT

	At December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	2,491	5,299	42,548

39. RETIREMENT BENEFIT SCHEMES

The Group operated contribution schemes for its qualifying employees.

The total costs charged to profit or loss of approximately USD1,047 thousand, USD811 thousand and USD901 thousand represent contributions payable to these schemes by the Group in the year ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively. As at December 31, 2013 and 2014, contributions of USD141 thousand and USD157 thousand due in respect of the year ended December 31, 2013 and 2014 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

40. RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)                                 Sales to related parties

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	87,292	3,342	—
RisenSky Solar and its subsidiaries	5,503	542	253
China New Era	40,676	1,670	9
Oky Solar Holdings	—	—	1,517
Sky Global Solar S.A.	—	10	9
	133,471	5,564	1,788

(b)                                 Purchases from related parties

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Sky Capital II (note)	655	—	—
Openwave Ltd. (note)	10,332	—	—
Sky Solar (Hong Kong) International Co., Ltd.	1,642	—	—
China New Era	2,090	—	—
Sky Solar New Energy Investment Limited	—	491	—
	14,719	491	—

Note:

Sky Capital II and Openwave Ltd. are both subsidiaries of ChaoriSky Solar.

During the years ended December 31, 2013, the Group acquired solar modules from Chaori HK of approximately USD13.9 million, USD62 million and nil and Risen HK of approximately USD12.9 million, nil and nil, respectively. The solar modules were purchased for the construction of solar parks of the project companies owned by ChaoriSky Solar and RisenSky Solar. The transactions were recognized on net basis due to the fact that the Group did not act as a principal in the arrangements.

(c)                                  Consultancy fees paid by the Group

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Sky Solar New Energy Investment Limited	1,447	1,682	—

(d)                                 Compensation for logistics arrangement received by the Group in relation to Pipeline and EPC Services

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	—	1,413	—
RisenSky Solar and its subsidiaries	—	376	—
	—	1,789	—

(e)                                  Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Short-term benefits	1,389	1,179	1,255
Retirement benefit scheme contributions	64	58	60
Share-based payment expense	5,854	4,798	42,918
	7,307	6,035	44,233

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(f)                                   Interest charged by related parties at a rate of 9.5% per annum

	Year ended December 31,
	2012	2013	2014
	Thousand USD	Thousand USD	Thousand USD
Beijing Sky Solar Investment Management Co., Ltd	—	—	117
Sky Solar New Energy Investment Limited	—	—	448
	—	—	565

(g)                                  During the years ended December 31, 2013 and December 31, 2014, a key management team member of a group entity provided personal guarantee to a group entity to facilitate the process of obtaining certain operating leases arrangements with amount of approximately USD231 thousand and USD288 thousand, respectively.

(h)                                 During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of RMB10 million and 0.5% of gross revenue of the Group from the year ended December 31, 2014 onwards. During the year ended December 31, 2013, the Group used that trademark without cost. During the year ended December 31, 2014, the Group has accrued approximately USD91 thousand for using this trademark.

(i)                                     One managing director of an overseas subsidiary of the Group is appointed by each China New Era and ChaoriSky Solar to be the legal representative for its project companies in Greece during the periods presented. The managing director acted in accordance with instructions of China New Era and ChaoriSky Solar. In the opinion of the management of the Group, the arrangement has no material impact to the Group’s results and financial position. The managing director is only appointed by China New Era after November 18, 2013, as the Group terminated the cooperation with Chaori HK.

(j)                                    On June 1, 2014, the Company assigned the receivables from a third party with carrying amount of USD8.2 million to Sky Solar (Hong Kong) International Co., Ltd., at the consideration of USD9.6 million. The excess of USD1.4 million is considered to be shareholder’s contribution. Details of this transaction are set out in note c of the consolidated statements of changes in equity and note 20.