Form 20-F
period 2015-12-31
Sky Solar Holdings, Ltd.
filed 2016-05-02
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.

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

Room 635, 6/F, 100 QRC Queen’s Road, Central,

Hong Kong Special Administrative Region

People’s Republic of China

(Address of principal executive offices)

Contact Person:  Mr. Andrew Wang
Chief Financial Officer
Phone:  +852 3960 6548
Facsimile:  +852 3180 9399
Address: Room 635, 6/F, 100 QRC Queen’s Road, Central,

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

390,026,670 Ordinary Shares were issued and outstanding as of December 31, 2015

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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
FISCAL YEAR ENDED DECEMBER 31, 2015

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

·                  “FIT” are to feed-in tariff(s);

·                  “historical project affiliates” are to certain operating entities in which we have had or currently have non-controlling interests, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l., China New Era International Limited, Oky Solar Holdings, Ltd. and its subsidiaries;

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

·                  “UYU” and “Uruguayan peso” are to the legal currency of Uruguay

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

The conversion of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was EUR0.9209 to US$1.00, JPY120.2700 to US$1.00, RMB6.4778 to US$1.00, CAD1.3839 to US$1.00 and HK$7.7507 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income (expense) data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated statements of financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (expense) data for the year ended December 31, 2011 and 2012 and our selected consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.” As an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and in reliance on the exemptions thereunder, we have included full-year financial information only as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015.

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2011	2012	2013	2014		2015
	(US$ in thousands, except for per share information or as otherwise noted)
Revenue
Related parties	55,893	133,471	5,564	1,788		4,450
Non-related parties	27,234	70,286	30,893	31,097		42,705
Total Revenue	83,127	203,757	36,457	32,885		47,155
Cost of sales and services	(59,148)	(142,433)	(29,270)	(20,747)		(18,533)
Gross profit	23,979	61,324	7,187	12,138		28,622
Impairment loss on IPP solar parks	—	—	(21,645)	(1,549)		(1,835)
Provision on receivables	(182)	(629)	(3,521)	(2,200)		(1,071)
Selling expenses	(488)	(635)	(848)	(1,160)		(1,171)
Administrative expenses	(15,293)	(24,007)	(25,030)	(63,770	)(1)	(22,556)
Other operating income	1,574	789	484	6,293		197
Reversal of provision for other taxes	—	—	—	—		6,025
(Loss) profit from operations	9,590	36,842	(43,373)	(50,248)		8,211
Investment income	514	955	960	405		349
Other gains and losses	(770)	(1,132)	(3,488)	(15,647)		(6,901)
Finance costs	(138)	(1,132)	(2,352)	(3,817)		(3,897)
Other expenses	(770)	(3,170)	(2,266)	(3,526)		—
Share of losses of associates	(114)	—	—	—		—
(Loss) profit before taxation	9,082	33,495	(50,519)	(72,833)		(2,238)
Income tax (expense) credit	(1,991)	(6,630)	(3,372)	(910)		684
(Loss) profit for the year	7,091	26,865	(53,891)	(73,743)		(1,554)
Other comprehensive expense that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,878)	1,031	(352)	(11,114)		(10,310)
Fair value loss arising during the year for cash flow hedges	—	—	—	—		(680)
Total comprehensive income (expense) for the year	4,213	27,896	(54,243)	(84,857)		(12,544)
Earnings (loss) per share
Basic	0.02	0.08	(0.16)	(0.21)		(0.004)
Diluted	0.02	0.08	(0.16)	(0.21)		(0.004)
Earnings (loss) per ADS(2)
Basic	0.16	0.64	(1.28)	(1.66)		(0.03)
Diluted	0.16	0.64	(1.28)	(1.66)		(0.03)
Other Financial Data:
Adjusted EBITDA(3)	17,896	47,024	(12,038)	(1,232)		15,708

(1)         Includes a one-time equity incentive fee expense of US$42.9 million.

(2)         Each ADS represents eight ordinary shares.

(3)         See “—Adjusted EBITDA” below.

Revenue Categories

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands)
Electricity generation income(1)	—	4,515	8,020	22,205	35,479
Solar energy system sales	64,055	180,231	21,462	6,939	9,392
Other(2)	19,072	19,011	6,975	3,741	2,284
Total Revenue	83,127	203,757	36,457	32,885	47,155

(1)         Represents revenue from selling electricity from IPP solar parks.

(2)         Represents revenue from the sale of solar modules and the provision of O&M services.

Selected Consolidated Statements of Financial Position

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands)
Current assets	237,881	238,691	122,861	95,496	80,973
Non-current assets	6,604	52,171	128,406	194,090	280,107
IPP solar parks	—	43,395	119,506	180,610	259,423
Total assets	244,485	290,862	251,267	289,586	361,080
Current liabilities	262,214	251,102	130,653	100,859	74,210
Non-current liabilities	2,515	23,382	22,510	64,978	174,151
Total (deficit) equity	(20,244)	16,378	98,104	123,749	112,719

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

The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are:  (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as (loss) profit for the period and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to (loss) profit for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	As of and for the Year Ended December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands)
(Loss) profit for the year	7,091	26,865	(53,891)	(73,743)	(1,554)
Adjustments:
Income tax expense	1,991	6,630	3,372	910	(684)
Depreciation of property, plant and equipment	331	305	283	531	280
Depreciation of solar parks	—	2,474	4,395	6,177	9,229
Amortization	35	100	101	214	—
Share-based payment charged into profit or loss	8,128	7,352	4,576	43,941	1,388
Interest expenses	138	1,132	2,352	3,817	3,897
Impairment loss on IPP solar parks	—	—	21,645	1,549	1,835
Fair value changes of financial liabilities-FVTPL	—	—	—	9,646	5,686
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	—	—	—	—	585
IPO expenses	—	1,537	1,608	3,526	—
Reversal of provision for other taxes	—	—	—	—	(6,025)
Impairment on the receivable	182	629	3,521	2,200	1,071

Adjusted EBITDA	17,896	47,024	(12,038)	(1,232)	15,708

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

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in April 2014, the Greek government passed a law to reduce the FIT in effect on existing PPAs by roughly 30% and placed a discount on electricity sold in 2013. As a result, in relation to our Greek solar parks, we recognized an impairment loss of US$21.6 million and US$1.5 million in 2013 and 2014, respectively.  Also in December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our business operations in a number of countries and, as of December 31, 2015, have completed 252.8 MW of solar parks globally. As of December 31, 2015, we owned and operated 128.6 MW of solar parks as an IPP. In addition, as of December 31, 2015, we had 28.2 MW of solar parks under construction, 238.3 MW of shovel-ready projects and 1.0 GW of solar parks in pipeline in ten countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

·                  changes in government regulations, policies, tax, subsidies and incentives, particularly those concerning the electric utility industry and the solar industry;

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

In particular, the European debt crisis and market perception concerning the instability of the Euro could materially and adversely affect our business performance. Concerns persist regarding the sovereign debt liabilities of certain Eurozone countries, including Greece, which accounted for 18.8% of our revenue for the year ended December 31, 2015. Greece’s ability to meet future financial obligations, the overall stability of the Euro and the effect of persistent uncertainty about the future composition of the Eurozone could adversely affect our business, financial condition, and results of operations.

As a result of Greece’s financial crisis and a call for referendum on the country’s bailout terms on July 5, 2015, capital controls were introduced in Greece on June 28, 2015 by a Legislative Act, as amended and supplemented, issued by the Greek President of the Hellenic Republic and a bank holiday was declared in the same Act which lasted until July 19, 2015. Capital controls have been eased since their introduction, but are still in force, and restrictions on bank transactions are still imposed, such as a weekly limit on cash withdrawals, transfer of money abroad either in cash or through the banking system, opening of new accounts etc. Bank transactions which are not explicitly permitted or to the extent that they are not explicitly permitted, such as a remittance or credit transfer from a banking institution operating in Greece to another banking institution operating abroad, are subject to approval by specific Subcommittees that  function within each banking institution or the Committee for the Approval of Banking Transactions that functions within the Secretariat General for Economic Policy of the Ministry of Finance, following the submission of a request accompanied by the relevant documentation such as invoices, billing documents, declarations, other relevant evidence and documentation.  As a result of these developments, we have had and may continue to have difficulties up-streaming profits or proceeds from our Greek operation.

In addition, at the end of September 2014, five out of the ten general electricity utilities in Japan announced plans to temporarily suspend reviews of proposals from solar energy producers, such as us, due to a foreseeable shortage in their available power transmission capacity in light of the popularity of the FIT program. The five utilities in question are Kyushu Electric Power, Shikoku Electric Power and Okinawa Electric Power, which operate in the west of Japan, and Hokkaido Electric Power and Tohoku Electric Power, which operate in the northeast. Such temporary suspension has been lifted in exchange for the introduction of a new rule referred to as the “designated electric company system.” In cases where the interconnection amounts applied for have already surpassed or are expected to surpass available interconnection amounts under the current rules, electric companies will be able to use the “designated electric company system” to grant interconnection on the premise that such interconnection may be subject to uncompensated curtailment beyond 30 days or 360 hours per year. Installment of remote curtailment systems will also be required at the same time to allow for curtailment on an hourly basis.  As of the end of February 2016, seven (Hokkaido Electric Power Co., Inc., Tohoku Electric Power Co., Inc., Hokuriku Electric Power Co., Inc., Chugoku Electric Power Co., Inc., Shikoku Electric Power Co., Ltd., Kyushu Electric Power Co., Ltd., and Okinawa Electric Power Co., Inc.) out of the ten general electricity utilities in Japan have been designated as “designated electric companies” for solar projects. While such uncompensated unlimited curtailment will not apply to projects that received the interconnection acceptance before the interconnection application amount surpassed the available interconnection capacity for each relevant electricity utility, we may still experience adverse effect in relation thereto and our future expansion options under the FIT program may be materially and adversely affected. In addition, the Ministry of Economy, Trade and Industry, or METI, introduced reform measures in April 2015, which amended the dates and criteria for electricity price determinations, added conditions under which a grid-connection agreement can be terminated, and introduced criteria for electricity price changes in relation to plants that change solar cells or increase capacity. Furthermore, an announcement was made in February 2016 regarding a cabinet decision concerning the “Amendment Bill for Partial Amendment of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (FIT Act), etc.” which was submitted in the 190th ordinary session of the Diet. The amendment bill is intended to drastically revise the FIT scheme in order to achieve the dual goal of “maximal implementation of renewable energy and suppression of burden by the citizens.” Some of the main points of the revision are establishing a new FIT approval (setsubi nintei) system in light of the incidence of non-operational projects, refining existing schemes in order to ensure the appropriate operation of business throughout the entire business period, setting targets on the mid- to long-term FIT price and disclosure of the FIT price for a multiple-year period, and revising the method of FIT price determination, for example, by implementing a bidding system and changing the entities that are obligated to purchase renewable electricity.  As of April 2016, the Amendment Bill is still under discussion in the Lower House of the Diet. We are evaluating the potential impacts of the Amendment Bill to remain competitive in terms of EPC construction.

To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

As we enter new markets in different jurisdictions, we face different regulatory regimes, business practices, governmental requirements and industry conditions and we may spend substantial resources familiarizing ourselves with the new environment and conditions.

As we enter new markets in different jurisdictions, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. For example, as we look to expand further into the US market, additional risks and permitting delays, as well as, project development and timing issues in a highly regulated market may be significant.

In the United States, federal, state and local government regulations and policies concerning the electric utility industry, utility rate structures, interconnection procedures, and internal policies of electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of distributed electricity generation systems to the power grid. Policies and regulations that promote renewable energy have been challenged by traditional utilities and questioned by those in government and others arguing for less governmental spending and involvement in the energy market. To the extent that such views are reflected in government policy, the changes in such policies and regulations could adversely affect our results of operations, cost of capital and growth prospects.

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

For example, we entered into a strategic partnership agreement with Hudson Clean Energy Partners, or Hudson, in September 2015 to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States.  See “Item 4. Information on the Company—B. Business Overview— Strategic Partnership with Hudson Clean Energy Partners.”  In August 2015, we also deepened our existing cooperation with our Japan Silent Partner to finance developments of PV projects in Asia and Americas.  See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japanese Silent Partnership.”  Our partners may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons. In addition, there can be no assurance that we will be able to maintain such relationship or enter into new relationships. Any deterioration in our existing relationships or failure to enter into new relationships with suitable partners on commercially acceptable terms to finance our project developments may have an adverse impact on our growth prospects and future profitability.

In addition, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms and our cost of capital. Further, our Japan silent partner may compel us to sell our assets to third parties, if such third parties provide a more attractive offer for the assets than we do. See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japanese Silent Partnership.”

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

In addition, historical project affiliates in which we have held non-controlling interests have secured financing from financial institutions where our affiliates’ other equity owners have acted as financial guarantors. The ability of our affiliates to obtain financing depends on the ability of our affiliates’ other equity owners to secure financing, provide acceptable guarantees for financing and comply with any applicable financial covenants. Due to our minority position, we may not be able to control the ability of the affiliate to comply with any applicable financial covenants or other obligations under the loan. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— Disputes with our historical project affiliates’ other equity owners may adversely affect our business.”

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

On December 23, 2014, we announced our intention to expand our business into the Chinese solar market, and although we expected to make our first investments in China during 2015, we delayed entry for various market condition. However, we continue to evaluate attractive opportunities for entering the Chinese solar market and over the next few quarters we expect to make investments in China. Nonetheless, our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including:

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

We began our business in 2009 and have a limited operating history. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP.  In 2013, 2014 and 2015, we derived 58.9%, 21.1% and 19.9% of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2015, we had a total of 128.6 MW of IPP solar parks in operation with a carrying value of US$259.4 million. In 2013, 2014 and 2015, we derived 22.0%, 67.5% and 75.2% respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

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

Our rights to the properties used for our solar parks may be challenged by property owners and other third parties. For example, in Chile we have had to negotiate and clarify with other mining concession holders about the priority of our mining concession rights over certain areas where we intend to construct a solar park, which may delay our timetable for construction. An adverse decision from a court or the absence of an agreement with such third-parties may result in additional costs and delays in the construction and operating phases of any solar park so situated. In addition, certain real properties used for our solar parks in  Spain and Uruguay were mortgaged to third parties by the relevant landlords to secure other debts before we obtained our rights with respect to such properties and, as a result, our rights are subject to the mortgages. In the event of failure by the relevant debtor to comply with its payment obligations, the mortgagee will be entitled to sell the properties and the mortgagee or the purchaser of such properties will have no obligation to respect our rights to the properties and will be entitled to terminate our rights without any compensation. In such case, we may lose our rights to the affected solar parks. While we may ask the debtor or the property owner to compensate us, we cannot assure you that they will agree or have the financial resources to do so or that the compensation will be sufficient to cover all of our losses. In addition, some properties used for our solar parks are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar parks may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar parks on such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar parks. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. For example, we entered the US market in 2015, with the formation of Sky Capital America Inc. and have targeted the U.S. market as a market with high growth potential.  We also intend to significantly increase the proportion of solar parks we develop as IPP solar parks in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We have been, and in the future may be, the target of lawsuits, harassment, or other hostile conduct by third parties. Such conduct has in the past included, and may in the future include, malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., have sent letters threatening litigation, and certain of these claimants have sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) our failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) Mr. Su’s improper use of the proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our chairman and certain other shareholders in connection with the restructuring of Sky Solar Holdings Co., Ltd.  Sky Solar Holdings Co., Ltd is not a party to the arbitration. In March 24, 2016, the claimants submitted a letter withdrawing their claims and applying for an order dismissing this case on the grounds that paying 100% of the costs of this arbitration in the interim would be a great burden upon them and they cannot assume that an award providing for recovery of these costs would be enforceable. We requested the tribunal to terminate the arbitration proceedings with immediate effect and order that the claimants’ claims be withdrawn with prejudice. As of the date of this annual report, this arbitration remains pending.  We believe that these claims are without merit, and that these claimants may be attempting to extort economic benefits from us and our chairman. Nevertheless, these allegations could become a significant distraction for our management. It is also possible that any such allegations against us or our chairman or other executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Despite our belief that such claims are without merit, if any of these claimants were to prevail in any claim brought against us or against our chairman or were to publicly disseminate any of these allegations, our reputation, business and the trading price of our ADSs could be adversely affected.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2015 was fixed through PPAs for 99.0% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into PPAs and sell based on the spot market price of electricity. We intend to build IPP solar parks in Chile, a market that reached grid parity in 2011, and we expect that the price of electricity purchased by such solar parks will fluctuate with Chile’s spot electricity prices. Revenue for solar parks in other markets will also fluctuate with the electricity spot market after the expiration of any PPA, unless renewed. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

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

As an IPP, we generate electricity income primarily pursuant to FIT price support schemes or PPAs, which subjects us to counterparty risks with respect to electric utilities and regulatory regimes. Our FIT price support schemes and PPAs in one region or country are generally signed with a limited number of electric utilities. We rely on these electric utilities to fulfill their responsibilities for the full and timely payment of our tariffs. In addition, the relevant regulatory authorities may retroactively alter their FIT price support regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. For example, the Greek government passed a law in April 2014 reducing FIT currently in effect in existing contracts by roughly 30%, while imposing a discount on electricity already sold in 2013. In December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. In December 2013, the Bulgarian government imposed a 20% fee on revenue generated from PV and wind energy installations. Subsequently, the Constitutional Court of Bulgaria determined the fee to be unconstitutional, and renewable energy producers are no longer required to pay this fee. Furthermore, starting on July 24, 2015, all energy producers in Bulgaria shall pay monthly contributions in favor of the Electric Power Grid Security Fund amounting to 5% of their monthly revenues generated from electricity sold, VAT excluded. If the relevant government authorities, the local power grid companies or other counterparties or responsible parties do not perform their obligations under the FIT price support schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

In addition, each of the PPAs we entered into in Uruguay includes a clause of Revision of Conditions, which provides that in case a change of circumstance not attributable to any of the parties, which are extraordinary, unforeseen and insuperable, regarding economic conditions or any other condition which results in an excessive onerosity in order to comply with the obligations set forth therein and that materially alter the commercial terms and conditions that were considered to enter into the PPA and that imply real persistent difficulties in its compliance for one or both parties, with the agreement both of the parties and the Ministry of Industry, Energy and Mining, the terms and conditions of the PPA shall be revised.

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

The development, construction and operation of solar parks are highly regulated activities. We conduct our operations in many countries and jurisdictions and are governed by different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection and metering and other matters. We also set up subsidiaries in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsel and other advisers to comply with the laws and regulations of each jurisdiction in which we have operations, there have been, and continue to be, instances of noncompliance such as late filings of annual accounts with the appropriate governmental authorities, failure to notify governmental authorities of certain transactions, failure to hold annual meetings as required, failure to register directors or office changes or other local requirements, which may result in fines, sanctions and other penalties against the non-complying subsidiaries and its directors and officers. While we do not believe our past and continuing non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, we cannot assure you that similar or other non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operation.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we continue to develop our IPP business. As of December 31, 2015, we had US$13.4 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$84.7 million in outstanding long-term bank borrowings (excluding the current portion).

Our debt could have significant consequences on our operations, including:

·                  reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

·                  limiting our ability to obtain additional financing;

·                  limiting our flexibility in planning for, or reacting to economic downturns;

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

As of December 31, 2013 and 2014, our current liabilities exceeded our current assets by US$7.8 million and US$5.4 million, respectively. As of December 31, 2015, our current assets exceeded our current liabilities by US$6.8 million. In addition, in 2013, we incurred negative cash flow from operations of US$28.6 million and incurred net loss of US$53.9 million. In 2014, we had positive cash flow from operations of US$38.8 million, but incurred a net loss of US$73.7 million. In 2015, we had positive cash flow from operations of US$3.8 million, and incurred a net loss of US$1.6 million. Our principal sources of liquidity to date have been cash from our operations, borrowings from banks and our shareholders, financing from our partners, and proceeds from our initial public offering. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

In light of our net current assets and cash flow conditions, and our capital expenditure commitment of US$20.1 million in the next twelve months, we may risk not being able to continue as a going concern. Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, we have taken actions in order to increase our working capital. For example, we entered into strategic partnership with Hudson in September 2015, pursuant to which Hudson committed to invest US$50 million by way of convertible notes to fund our construction of certain solar projects. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. See “Item 15. Controls and Procedures.” In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2015, we and our independent public accounting firm identified two material weaknesses and other control deficiencies, each as defined in Standard AU Section 325, or AU325, as published by the Public Company Accounting Oversight Board (United States), or PCAOB, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to, among other deficiencies, (i) insufficient accounting resources and process including implementation of policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the SEC, and (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and other control deficiencies,  we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We have begun and plan to continue to take various measures to remediate the material weaknesses and other deficiencies identified. However, these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that we have identified or may identify in the future.

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

Failure to achieve and maintain an effective internal control environment could result in material misstatements in our financial statements and our failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Accordingly, one of our affiliates established in the PRC, Tany International (Baoding) Solar Electric Co., Ltd., or Tany Baoding, is a PRC resident enterprise and one of our subsidiaries established in Hong Kong, Sky International Enterprise Group Limited, or Sky International Enterprise, may be deemed as a non-PRC resident enterprise under SAT Circular 7 and other PRC tax regulations. Sky International Enterprise disposed of 100% of the equity interests in Tany International (Hong Kong) Co Limited, or Tany Hong Kong, which holds 100% of the equity interests in Tany Baoding, to Sky Solar (Hong Kong) International Co. Limited on May 28, 2013. This disposal may be categorized as an “Indirect Transfer” of equity interests in a PRC resident enterprise by a non-PRC resident enterprise as defined under SAT Circular 7 and other PRC tax regulations. Therefore, Tany Baoding may be liable to assist tax authorities in collecting such tax from Sky International Enterprise if the transfer of equity interests in Tany Hong Kong is subject to SAT Circular 7 and other PRC tax regulations, in which case, Sky International Enterprise would incur tax obligations when the relevant equity transfer contract took effect and the transfer was completed. However, it currently unclear how the relevant PRC tax authority will implement or enforce SAT Circular 7 and other PRC tax regulations and whether the enterprise income tax on capital gains will be subject to any further change resulting in any adverse impact on us.

Our global income may become subject to PRC income tax if we are deemed to be a PRC resident enterprise for PRC tax purposes and our non-PRC shareholders may be subject to PRC tax on dividends and gain realized on our shares.

In connection with the EIT Law which came into effect on January 1, 2008, the Implementing Rules of the EIT Law, or the Implementing Rules, were enacted on December 6, 2007 and became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, an enterprise established outside the PRC may be considered a “PRC resident enterprise” and be subject to PRC enterprise income tax on its global income at the rate of 25%, if its “de facto management body” is located within the PRC. The Implementing Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production processes, personnel, accounts and properties of an enterprise incorporated outside the PRC. At present, it is unclear how the foregoing factors will be applied by the PRC tax authorities to determine whether we have a de facto management body in the PRC. Since some of our management personnel currently reside in the PRC but the majority of our turnover arises from our operations outside the PRC, there is a possibility that the PRC tax authorities could determine that we are a PRC resident enterprise, which would make us subject to PRC tax on our worldwide income at a rate of 25%. Moreover, the risk that we will be found to be a PRC resident enterprise will increase as we execute our strategic entry into the Chinese market. This may have an adverse effect on our financial condition and results of operation. However, our PRC legal counsel does not believe that we or any of our subsidiaries outside of China meet all of the conditions necessary to be considered a PRC resident enterprise based on their review of surrounding facts and circumstances.

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

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2015, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our chairman and chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our chairman and chief executive officer, Mr. Weili Su, to use the trademark “Sky Solar.”  Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.”  We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2013, 2014 and 2015, we recorded net foreign exchange losses of US$4.1 million and US$7.4 million, respectively, primarily due to the increase in depreciation of the Euro against the U.S. dollar. We recorded net foreign exchange gain of US$0.4 million in 2015. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro, JPY and CAD. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

Our senior management, directors, principal shareholders and affiliated entities have substantial control and influence over our corporate actions and business, and their interests may not be aligned with our other shareholders.

Our senior management, directors, principal shareholders and their affiliated entities beneficially own approximately 66.4% of our outstanding shares as of April 1, 2016. Our executive officers and certain shareholders have granted our chairman and chief executive officer, Mr. Weili Su, an irrevocable proxy, with full power of substitution and resubstitution, to vote on their behalf in our elections. Mr. Su has the ability to vote or the proxy to vote an aggregate of 40.3% of our outstanding shares.  As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Mr. Su also controls the “Sky Solar” and “天华阳光” trademarks licensed to us, and holds solar parks in Greece and China under the “Sky Solar” and “天华阳光” brand that are not part of our company. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. Without Mr. Su’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders. Mr. Su may also take actions to prevent us from continuing to use the trademarks.

We relied on our historical project affiliates to generate a portion of our revenue and we obtained financing from our affiliated entities controlled by Mr. Su.

A portion of our total revenue was derived from our historical project affiliates, which we formed for solar park co-investment. For example, our largest client during 2013, ChaoriSky Solar, our then-affiliate which we formed with a module manufacturer and in which we had held a 30% equity interest until November 2013, accounted for 9.2% of our total revenue in 2013. OKY Solar Holdings and its subsidiaries, in which we hold 30% through Sky Solar Japan accounted for 8.7% of our total revenue in 2015. In addition, we obtained financing from our affiliated entities controlled by our chairman and chief executive officer, Mr. Su, for corporate and working capital purposes. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

As of the years ended December 31, 2013, 2014 and 2015, we had amounts due from related parties of US$37.8 million, US$15.2 million and US$17.8 million respectively.  While we have become less dependent on our affiliates, as we continue to transition to more of an IPP business model we may continue to leverage the financial resources and/or project development expertise of our affiliates and/or their other equity owners. The financial health, creditworthiness and business performance of our affiliates may therefore have an adverse effect on our results of operations.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs in November 13, 2014 with closing prices ranging from US$14.00 to US$1.12 per ADS as of April 29, 2016. The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Furthermore, as a result of the narrow band of ADS shares publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs.

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

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We currently have 390,026,670 ordinary shares outstanding, of which 6,353,750 were sold as ADSs in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. As of April 1, 2016, 157,688,960  of these remaining ordinary shares had been converted into ADSs. In addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Most of our business operations are located outside the United States. A substantial majority of our directors and a substantial majority of our senior management team are residing outside of the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a U.S. court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and many other jurisdictions where we have operations may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in those jurisdictions. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, and there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Further, the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

In addition, China does not have any treaties or other agreements that provide for reciprocal recognition and enforcement of foreign judgments with the United States

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

We believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015.  Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not currently anticipate becoming a PFIC for our current taxable year. However, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Holder. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We have been strengthening our presence in our existing core markets and expanding into new markets. In August 2015, we deepened our existing cooperation with our Japan Silent Partner for development of certain PV projects in Asia and Americas and project pipelines in Japan.  In September 2015, we also entered into a strategic partnership agreement with Hudson Clean Energy Partners to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States. We are looking to expand into the US market by evaluating and pursuing potential opportunities to either acquire US projects for our development pipeline or through joint venture or other arrangements.

In December 2014, we announced our intent to enter the China market, which we expect to be among our major growth markets going forward. Due to various market conditions we continued to evaluate opportunities in China throughout 2015, but we made no acquisitions or investments in China. However, we intend to own or build fully operational solar assets in China, with the first acquisition of solar assets expected to occur during 2016.

Our legal and commercial name is Sky Solar Holdings, Ltd. Our principal executive offices are located at Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Special Administrative Region, People’s Republic of China. Our telephone number at this address is + 852 3960 6548 and our fax number is + 852 3180 9399. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.skysolargroup.com.

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

As of December 31, 2015, we developed 273 solar parks with an aggregate capacity of 252.8 MW in Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States, Germany and Uruguay. Under our IPP revenue model, we owned and operated 128.6 MW of solar parks, including 23.0 MW in Greece, 79.0 MW in Japan, 5.6 MW in the Czech Republic, 3.7 MW in Bulgaria, 8.3 MW in Canada, 0.9 MW in Spain, 0.1 MW in the United States and 8.0 MW in Uruguay. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, as of December 31, 2015, we had over 1.3 GW of solar projects in various stages of development in countries such as Chile, Uruguay, Japan and Canada, consisting of 28.2 MW under construction, 238.2 MW of shovel-ready projects and more than 1.0 GW of solar parks in pipeline. We classify 528.9 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, Uruguay ,Canada and the United States and a medium-term focus on the developing China market.

Our revenue was US$36.5 million, US$32.9 million and US$47.2 million in 2013, 2014 and 2015, respectively. Our gross profit was US$7.2 million, US$12.1 million and US$28.6 million in 2013, 2014 and 2015, respectively. We incurred losses of US$53.9 million,US$73.7 million and US$1.6 million in 2013,  2014 and 2015, respectively. The decrease in revenue in 2014 was primarily due to shifting our focus from selling solar energy systems to selling electricity as an IPP. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2013 to 2014 and to 2015, our revenue from selling electricity from IPP solar parks grew from US$8.0 million to US$22.2 million to US$35.5 million, representing 22.0%, 67.5% and 75.2% of our revenue, respectively. The total capacity of our IPP solar parks was 43.2 MW, 65.2 MW and 128.6 MW, and the total carrying value of our IPP solar parks was US$119.5 million, US$180.6 million and US$259.4 million as of December 31, 2013, 2014 and 2015, respectively.

Our IPP Solar Parks

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Greece, Bulgaria, the Czech Republic, Spain and Uruguay, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market. Between our current operational IPP assets and pipeline projects in development, our IPP solar park portfolio spans more than a dozen countries on five continents.

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

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2015:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity	Installation (ground- mounted or rooftop- mounted)	FIT Terms*	Price of Electricity (per kWh)	Contract Life	Counterparties
				(MW)
Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY40	20 years	Tokyo Electric;
	2013Q2	1	100%	2.4	Ground				North East Electric;
	2013Q3	2	100%	3.9	Ground				Hokkaido Electric;
	2013Q4	3	100%	4.4	Ground				Kyushu Electric;
	2014Q1	1	100%	2.0	Ground
	2014Q2	4	100%	5.4	Ground
	2014Q4	4	100%	7.9	Ground
	2015Q1	16	100%	26.4	Ground
	2015Q3	10	100%	14.1	Ground
	2015Q4	8	100%	11.9	Ground

Greece	2012Q3	5	100%	0.5	Ground	Fixed with option to amend†	EUR0.18-0.36	20 years	Greek Operator of Electricity Market, S.A.
	2012Q4	1	100%	2.0	Ground
	2013Q1	7	100%	15.9	Ground
	2013Q2	7	100%	4.6	Ground

Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate**	EUR0.45-0.47	20 years	CEZ Distribuce a.s.;E.ON Distribuce;
	2010Q2	1	100%	1.0	Ground				CEZ Prodej s.r.o.
	2010Q3	1	100%	2.3	Ground

Bulgaria	2012Q3	3	30% RisenSky 70%	3.2	Ground	Fixed with 0.67% annual inflation rate	EUR0.12-0.25	20 years	CEZ Electro; Bulgaria AD; E.ON; Bulgaria Grid AD;
	2012Q4	1	30% RisenSky 70%	0.5	Ground				CEZ Distribution Bulgaria AD

Canada	2014Q3	8	100%	2.0	Rooftop	Fixed	CAD0.635-0.713	20 years	Toronto Hydro-Electric
	2014Q4	8	100%	3.3	Rooftop				Systems, Ltd; Hydro One Brampton Networks, Inc.; EnerSource Hydro Mississauga, Inc.
	2015Q4	10	100%	3.0	Rooftop	Fixed	FIT 1: CAD0.635- 0.713 FIT 2: CAD0.539-0.549	20 years	IESO

Spain	2010Q2	10	100%	0.7	Rooftop	No PPAs	EUR0.25	N/A	Iberdrola
	2010Q4	2	100%	0.2	Rooftop

The United States (Puerto Rico)	2014Q4	1	100%	0.1	Rooftop	Fixed	USD0.21	20 years	Private Business

Uruguay	2014Q3	1	100%	8.0	Ground			20 years	Private Business

Total				128.6

*	Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs.

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

**	The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2015:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	Scheduled Commercial Operation Date	PPA Terms
			(MW)
Japan	Sky Solar 100%	10	28.2	Ground	2016Q2	20 years fixed FIT
Total		10	28.2

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2015:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	PPA Terms

Japan(1)	Sky Solar 100%	48	135.0	Ground	20 years fixed FIT
Uruguay(2)	Sky Solar 100%	5	58.6	Ground	20 years fixed FIT
Chile(3)	Sky Solar 100%	1	44.8	Ground	N/A
Total		54	238.4

(1) In Japan, after securing a site and applying for zoning and environmental permits, we seek a Facility Certification from the energy authority. We may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has been completed. In addition, we normally submit certain administrative notifications at the time we receive funding. As of December 31, 2015, eight of our shovel-ready projects representing a total of 36.2 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

(2) In Uruguay, once awarded a PPA through a bidding process with the energy authority, the project secures a project site. It then seeks environmental permits. After submitting plant plans to the appropriate ministry the project is granted a Generator Permit and may begin construction. Other than certain non-discretionary permits, our shovel-ready projects in Uruguay have secured all permits for construction. Accordingly, we can begin construction upon receipt of funding.

(3) In Chile, there is no requirement for a license to produce electricity, and a PPA is not necessary if electricity is to be sold in the spot market. Once a project has site control for the plant and transmission lines, it may seek an interconnection agreement. Prior to commencing construction, it must have an approved environmental plan. Construction permits are obtained through the local municipality. Our shovel-ready projects in Chile have secured all permits for construction and construction can begin upon receipt of funding.

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

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline
	(MW)
North America	2.9	18.9	19.3
Latin America	221.1	286.0	132.0
Asia	—	—	288.2
Africa	—	—	41.1
Total	224.0	304.9	480.6

Our Solar Energy System Sales Business

Solar Energy System Sales consists of our provision of Pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2013		2014		2015
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	64.6	99	—	—	—	—
Bulgaria	—	—	—	—	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America			—	—	—	—
Canada	2.6	7	0.8	6	1.7	5
Asia			—	—	—	—
Japan	1.0	1	3.0	4	—	—
Total	64.6	107	3.8	10	1.7	5

Featured Countries

Japan

We entered the Japanese market in 2009. As of December 31, 2015, we owned and operated 50 IPP solar parks totaling 79 MW, which are located in Tokyo, Kyushu, Hokkaido and Tohoku. In 2015, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 28.2 MW of solar parks under construction and 135 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 288.3 MW of solar parks in our pipeline in Japan. In Japan, our projects eligible for FIT 1 included 69.6 MW in operation,  28.2 MW under construction and 32.7 MW shovel-ready, and our projects eligible for FIT 2 include 9.4 MW in operation and 103.3 MW shovel-ready projects as of December 31, 2015.  In addition, we have already submitted applications to the relevant utilities to reserve capacity under the FIT 3 program.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2015, eight of our shovel-ready projects representing a total of 36.2 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

Japanese Silent Partnership

Sky Solar Japan K.K., or SSJ, our wholly owned subsidiary in Japan, entered into two silent partnership agreements on September 9, 2014 with two groups of third party investors, or the Silent Partners, pursuant to which the Silent Partners provided financing and SSJ was to develop and operate certain solar parks in Japan, or the SSJ Silent Partnership Assets.  On August 28, 2015, one of the two Silent Partners transferred its interests in the silent partnership to the other Silent Partner, which is, currently serving as the sole Silent Partner under the two silent partnership agreements. The two silent partnership agreements were amended and restated on August 28, 2015.

In accordance with the agreements, SSJ contributed JPY750 million (US$6.2 million) in cash and solar power projects with an agreed valuation of approximately JPY4.6 billion (US$38.2 million) pursuant to the original agreements, and solar power projects with an agreed valuation of approximately JPY9.3 billion (US$77.4 million) pursuant to the amended agreements. The Silent Partner contributed JPY9 billion (US$74.8 million) in cash, including JPY4.9 billion (US$40.7 million) in cash pursuant to the original agreements, and JPY4 billion (US$33.3 million) in cash pursuant to the amended agreements, JPY2 billion (US$16.7 million) of which would be used by SSJ to extend a loan, or upstream loan, of the same principal amount to Sky International Enterprise for, among others, the development of certain PV projects in Asia and the Americas, and the remaining JPY2 billion (US$16.7 million) of which would be used by SSJ to continue executing project pipelines in Japan. The upstream loan is secured by a pledge of all shares held by Sky International Enterprise in SSJ. As a result of the additional contributions pursuant to the amended agreements, the SSJ and Silent Partner’s percentage of contribution became 51.07% and 48.93%. There are a total of 67 contributed solar parks with an aggregate capacity of 107.9 MW, consisting of approximately 67.8 MW which were completed and in operation and approximately 40.1 MW shovel-ready.

No separate legal entity was established in connection with the silent partnership agreement. The SSJ Silent Partnership Assets are held and managed through the SSJ legal entity, subject to the provisions of the silent partnership agreement. The Silent Partner is not involved in the investment decisions associated with management of the SSJ Silent Partnership Assets or other assets and businesses which continue to be held and operated by SSJ, outside the auspices of the silent partnership agreement. Pursuant to the original agreements, distributable profits from the SSJ Silent Partnership Assets shall be subject to a preferred 15% internal rate of return, or IRR, priority distribution, as follows:  first distributed to the Silent Partner in proportion to its respective capital contributions, until a cumulative annual IRR of 15% on capital contributions is achieved, and any remaining profits shall be distributed to SSJ until a cumulative annual IRR of 15% of SSJ’s contributed amount, based on the agreed valuation, is achieved.  The amended agreements removed the preferred 15% IRR priority distribution requirement, and therefore, any distributable profits from the SSJ Silent Partnership Assets shall be distributed to SSJ and the Silent Partner pursuant to their respective percentages of contribution.  The Silent Partner shall only bear losses up to the amount of money they financed.

Upon the completion of the solar power projects, SSJ is expected to transfer the ownership of one or more of the completed projects to a special purpose company formed by it or other third parties to recover the investments.  Upon such transfer, it is contemplated that the Silent Partner and SSJ will receive the distributable profits derived from the proceeds of such transfer pursuant to their respective percentages of contribution. In the event that SSJ still holds SSJ Silent Partnership Assets in the aggregate capacity of 10.79 MW (which is 10% of the aggregate capacity of the SSJ Silent Partnership Assets currently held by SSJ) or greater as of April 27, 2018, SSJ should either (1) purchase the remaining SSJ Silent Partnership Assets for a price agreed upon by an agent for the Silent Partner or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the Silent Partner by May 27, 2018 of its intent to settle in either case. If the Silent Partner is able to secure a third party offer that is more attractive within 90 days of being so notified, SSJ shall transfer the remaining SSJ Silent Partnership Assets to such third party. If the Silent Partner not only does not agree with the offer made by SSJ but also fails to find a third party offer that is more attractive, the Silent Partner may elect to change the percentages of contribution to such percentages that will result in the Silent Partner enjoying a 15% cumulative IRR.  SSJ has the option to purchase the silent partnership interests from the Silent Partner to prevent the change of the percentages of contribution stated above.

The term of the silent partnership expires on August 27, 2018. Certain obligations of SSJ and the Silent Partner, including the obligation of SSJ to liquidate and make final distributions to the Silent Partners, shall survive the termination.

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

Chile

We entered the Chilean market in 2011. As of December 31, 2015, we had 44.8 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 154 MW of advanced pipeline and 319 MW of other solar parks in our Chilean pipeline. In 2015, these solar parks received approximately 2,200 to 2,650 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years.

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

Market conditions have changed in Chile due to decrease in oil prices and therefore the spot pricing curve has diminished. Due to these market conditions, we expect Chile to be a modest long-term growth area going forward.

China

We announced our entry into the China market in December 2014. Due to various market conditions, we continued to evaluate opportunities in China throughout 2015, but we made no acquisitions or investments. However, we intend to own or build fully operational solar assets in China, with the first acquisition of solar assets expected to occur during 2016. We intend to own fully operational solar assets, as well as build and transfer assets to external third parties which are mainly state-owned conglomerates and public companies.

Our board of directors approved the establishment of legal and operational entities to enter the China market, and authorized our management team to evaluate acquisition targets to build the operating assets in China. Targets under evaluation include solar park and EPC assets owned by private entities controlled by our chairman and chief executive officer, Mr. Weili Su, which own 205 MW of projects in operation and under construction and 4.9 GW of projects in various stages of development.

We consider China a core growth area going forward.

Uruguay

We entered the Uruguayan market in 2012. As of December 31, 2015, we owned and operated 8.0 MW solar parks.  We also had 58.6 MW of shovel-ready projects ready to be developed upon receipt of funding. In 2015, these solar parks received radiation of approximately 1,600 to 1,700 hours per year.

Our shovel-ready projects in Uruguay have secured site control, energy permits and all key agreements and have received any zoning, environmental or other permits required for construction of solar parks in Uruguay and construction can begin upon receipt of funding. It typically takes one to two years to develop a shovel-ready project in Uruguay.

We consider Uruguay to be a core growth area going forward.

Canada

We entered the Canadian market in 2009. In 2015, we had completed and sold 1.7 MW of solar systems in Canada. As of December 31, 2015, we owned and operated 26 solar parks totaling 8.3 MW. Additionally, we had 0.1 MW of solar parks in advanced pipeline and 19.4 in other pipeline in Canada. On March 9, 2016, the Independent Electricity System Operator (“IESO”), awarded a 12 MW large renewable procurement contract to Sky Solar Canada.

In 2015, our operating solar parks in Canada received radiation of approximately 1,100 kwh/kw. Our projects and large renewable procurement contracts in Canada sell electricity to utility companies via the IESO.

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

Greece

We entered the Greek market in 2009.  As of December 31, 2015, we owned and operated 20 IPP solar parks totaling 23 MW. In 2015, these IPP solar parks received approximately 1,400 radiation hours.

We do not have any shovel-ready projects ready to be developed in Greece, nor do we have any solar parks in our pipeline. We will continue to operate our existing assets in Greece and may divest these assets where there are suitable opportunities. We do not expect that Greece will be a significant contributor to our capacity growth going forward.

Bulgaria

As of December 31, 2015, we owned four solar parks totaling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a.r.l., which we operated and maintained. In 2015, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

Czech Republic

We entered the Czech market in 2009. As of December 31, 2015, we owned and operated three IPP solar parks totaling 5.6 MW. In 2015, these IPP solar parks received approximately 1,100 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Spain

We entered the Spanish market in 2009. As of December 31, 2015, we owned and operated 12 solar parks totaling 0.9 MW in Spain, . In 2015, these solar parks received approximately 1,400 radiation hours.

We do not foresee obtaining a significant number of development solar parks in our pipeline in Spain. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

United States

We entered the US market in 2015, with the formation of Sky Capital America Inc. Through this subsidiary, we have been evaluating potential opportunities to acquire secondary permits and operating solar park assets. We have brought on additional personnel and resources to develop and analyze significant pipeline opportunities. We are evaluating and pursuing potential opportunities to either acquire US projects for our development pipeline or through joint venture or other arrangements. Due to market conditions and the complexities of a highly regulated and competitive US market, transactions have been taken time to develop but we are poised to undertake or complete several transactions by the third quarter of 2016. We expect the United States to be a core growth area going forward.

Strategic Partnership with Hudson Clean Energy Partners

In September 2015, we, through our wholly-owned subsidiary Energy Capital Investment S.à.r.l., formed a strategic partnership with Hudson Clean Energy Partners, or Hudson.  Hudson is a private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy.

As part of this partnership, Hudson has committed to invest US$50 million by way of convertible notes to fund our construction of approximately 128 megawatts of solar projects in Chile and Uruguay. The convertible notes will mature on the earlier of (i) the twentieth anniversary of the initial amortization date and (ii) August 19, 2036. The initial amortization date in this context refers to the earlier of (i) the date which is nine months after the date on which a project enters into full commercial operation, achieves preliminary acceptance, achieves technical acceptance or achieves other similar milestones, as determined in accordance with the primary construction contract(s) for such project and (ii) twenty four months after the convertible note purchase date. According to the convertible notes documents, Hudson has an option to convert the portion of outstanding amount of the notes and interests equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company, which is 49% stake in the Chilean projects, and 34% to 49% stake in the Uruguayan projects. If an equity conversion has not occurred or is delayed by more than one year, we shall repay the principal and interest on a semi-annually basis according to the applicable note repayment schedule.

In addition, Hudson and us have also agreed to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States.

As of December 31, 2015, Hudson had funded US$4.3 million under these convertible notes to fund the transaction costs in connection with the Hudson partnership.

In light of the current spot market environment in Chile, including diminished spot pricing curve, we and Hudson are evaluating our strategies in Chile.

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

We also engage reputable law firms and consulting firms to investigate the validity of regulatory permits, property laws, solar regulations, environmental laws, and tax and incentive policies, with particular focus on any PV or other renewable energy regulatory environment and policies.

Permit Development

We generally act as a primary developer, especially in markets with abundant solar resources, attractive financing sources or long-term green energy subsidies, such as Japan. Under our primary development model, we obtain site control rights for a solar park, obtain permits required for construction and negotiate grid connection agreements and PPAs.

We may also act as a secondary developer. Under our secondary development model, we buy projects in various stages of permit development and continue developing those solar parks. We pursue secondary permit development in markets with relatively liquid markets for permits such as in the US or Canada.

As of December 31, 2015, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to decrease going forward, as we ramp up acquisitions and secondary permit development.

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

PV Module Procurement

PV modules are the primary equipment of our solar parks and the costs of PV modules generally constitute a substantial portion of the average total system costs. We procure our PV modules from a broad range of suppliers.

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

Solar Park Project Financing

The financing of a solar park is typically arranged by the project sponsor who sets up a project company, a special purpose vehicle, to own a particular solar park or portfolio. Contracts and other agreements are typically entered into under the name of the project company, which in certain cases is an affiliate of which we hold the non-controlling interests.

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

Debt financing for our solar parks in the Czech Republic, Canada and Japan is typically obtained from local banks. For example, in December 2015, we entered into project-specific facility agreements with total amount of CAD23.2 million (US$16.8 million) with a bank in Canada. In 2015, we entered into facility agreements with total amount of JPY 2,300,000,000 (US$19.1 million) with a bank in Japan.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area as well as international financing sources, In December 2014, debt financing application for one of our project in Chile was officially approved by the Inter-American Development Bank (“IDB”), with total amount of US$50 million.  In July 2015, debt financing application for six of our projects in Uruguay was officially approved by IDB, with total amount of US$55.7 million.  The China Co-Financing Fund and the Canadian Climate Fund for the Private Sector, both administered by IDB, will also provide additional financing of US$19.3 million and US$10 million, respectively for these Uruguay projects.

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

Our Historical Project Affiliates

We have historically formed project affiliates for solar park co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long-term potential of the IPP solar parks. As of the date of this annual report, we or Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, held equity interests or are currently holding equity interests in four affiliates, China New Era International Limited, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l and Oky Solar Holdings and its subsidiaries See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
Chaorisky Solar and its subsidiaries	3,342	—	—	—	—	—
RisenSky Solar and its subsidiaries	542	1.5	253	0.8	323	0.7
China New Era International Limited	1,670	4.6	9	—	—	—
Oky Solar Holdings and its subsidiaries	—	—	1,517	4.6	4,119	8.7
Sky Global S.A.	10	—	9	—	8	—
Total	5,564	15.3	1,788	5.4	4,450	9.4

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

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a.r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2015, RisenSky has completed 12.3 MW of solar parks in Bulgaria.

In December 2012, Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, jointly formed an affiliate, China New Era International Limited, or China New Era, with China New Era Holding (Group) Co., Ltd., or China New Era Holding. Our former shareholder, Sky Solar Holdings Co., Ltd., holds 49% of the share capital of China New Era, while China New Era Holding holds 51% of the share capital. China New Era is organized as a limited liability company under the laws of Hong Kong, and Sky Solar Holdings Co., Ltd.’s cooperation under the venture is governed by the articles of association of that company as well as by the provisions of a shareholders agreement between Sky Solar Holdings Co., Ltd. and China New Era Holding. As of December 31, 2015, China New Era has completed 30.5 MW of solar parks in Greece.

In 2013, Sky Solar Japan K.K. entered into an agreement with Orix K.K. (a publicly-listed company in Japan and the United States) to register in Japan a private limited liability company, Oky Solar Holdings, in which 30% of the share capital is subscribed by Sky Solar Japan while the remaining 70% is subscribed by Orix K.K. Oky Solar Holdings is engaged in the business of developing solar parks. We are able to exercise significant influence over Oky Solar Holdings and its subsidiaries through our 30% ownership interest and participation on the board.

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

Facilities

Our principal executive offices are located at Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Special Administrative Region, People’s Republic of China. We also have 12 leased offices in the China, Cyprus, Japan, Luxembourg, Greece, Canada, Germany, Chile, Spain, Uruguay, Bulgaria and the United States.

We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Seasonality

Changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may significantly affect our business. For example, solar parks depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. As a result, our IPP electricity production and amount of electricity sold and therefore our IPP revenue tend to be higher during periods or seasons when there is more irradiation.

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

Japanese Regulations

Electricity Business Act (Denki Jigyo Ho)

The Electricity Business Act provides a regulatory framework of the electricity business. It regulates the construction, maintenance and operation of electric facilities for the purpose of assuring public safety and promoting environmental preservation. As of April 1, 2016, the Electricity Business Act was significantly amended to liberalize the retail electricity sales.

Notification. In cases where a person intends to conduct a power generation project which falls under a “power generation business” (hatsuden jigyo) as defined in the Electricity Business Act (the “Power Generation Business”), a notification must be submitted to METI before the business commences and a power supply plan (kyoukyu keikaku) must also be submitted to METI annually.

Whether a power generation project to be conducted by a solar park operator falls under the Power Generation Business depends on its capacity and supply destination.  A solar park business are likely to fall under the Power Generation Business if (i) the total capacity of the facilities held by such business operator is greater than 10 MW, (ii) the capacity of each facility is 1 MW or greater and (iii) the power so generated is sold to a general electricity utility or other retail suppliers.

Regulations on Electric Facilities

In addition, in most of the cases, solar park facilities are likely to fall under the category of  “private electric facilities” (jikayou denki kousakubutsu),  as defined in the Electricity Business Act, and the Act requires a solar park operator to take several measures when operating such private electric facilities. The details of the measures to be taken vary depending on the size of the output capacity.

Based on the timeline for implementing the project, there are three key measures that need to be taken:

·                  A construction plan (kouji keikaku) must be submitted to the METI by no later than 30 days prior to the commencement date of construction project, except for projects with capacities less than 2,000 kW;

·                  A safety regulations (hoan kitei) must be submitted to the METI by the commencement of the use of the facilities (or before the commencement of construction in some cases); and

·                  A chief engineer for the electricity facilities must be appointed and notified to the METI before the commencement of construction.

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

·                  For facilities contemplating an increase in capacity on or after February 15, 2015 or to change on or after the same date such to solar cells differing in type, decline in conversion efficiency, etc. from those originally notified, the electricity purchase price shall be generally fixed at the rate applicable when the capacity increase or the change of solar cells is consummated;

·                  General electricity utilities are allowed to terminate a grid-connection agreement, if (x) a solar energy producer does not start its output operation on the commencement date provided for in the grid-connection agreement without exceptional reasons or (y) a solar energy producer does not pay, within one month of the conclusion date of the grid-connection agreement, the construction fee provided for in the agreement; and

·                  In addition to Hokkaido Electric Power, six general electric utilities (Tohoku Electric Power, Hokuriku Electric Power, Chugoku Electric Power, Shikoku Electric Power, Kyushu Electric Power and Okinawa Electric Power) are newly allowed to enter into a grid-connection agreement, where those general electricity utilities may restrict output hours of each solar energy producer by longer than 360 hours per year in cases where the interconnection amounts applied for to such electricity utility have already surpassed or are expected to surpass available interconnection amounts of such electricity utility under the current rules.

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

Regulations Specifically Relating to Construction

The following is a list of the major acts that stipulate regulations depending on the nature of the land where a power plant is to be constructed:

Name of the Act	Applicable Case (subject to possible exceptions)
Agricultural Land Act (Nochi Hou)	When the targeted land is an agricultural land.
Agricultural Promotion Region Establishment Act (Nougyou Shinkou Chiiki No Seibi Ni Kansuru Houritsu)	When the targeted land is within an agricultural purpose area (noouyouchi kuiki).
Forest Act (Shinrin Hou)	When the targeted land is located in an area where a local forest plan (Chiiki Shinrin Keikaku) is to be implemented.
Civil Aeronautics Act (Koku Hou)	When the targeted land is located close to an airport.
Soil Contamination Countermeasures Act (Dojo Osen Taisaku Ho)

When a person extracts soil or takes any other action that changes the character of the targeted land and such targeted land has more than a certain area as stipulated in the Soil Contamination Countermeasures Act.

Local environmental impact assessment ordinances	Local environmental impact assessment ordinances of some local governments require environmental impact assessment for solar park businesses.
Landscape Law	When the targeted lands are located within a landscape planning area.
Local land use regulation ordinances	Typically, when a project intends to change the land use of an area of or greater than 5 ha or something like that.

Chilean Regulations

Electric Energy Specific Applicable Permits

Electric Concession and Other Production Licenses. Chilean energy market consists of three segments: generation, transportation and distribution. Chilean regulations, in particular the Electric Law (Decree Law No. 4/ 2007 and its amendments) do not require an electric concession or a production or operation license to build and operate PV power plants or to commercialize its production, or for transmission services. Only distribution services require an electric concession.

Interconnection to the Electric System. Usually a power plant will be interconnected to the grid. To be interconnected to the grid, it will need to pass interconnection and synchronization tests before the relevant Centro de Despacho Económico de Carga (CDEC-Sistema Interconectado Central o SIC or CDEC-Sistema Intercoentado del Norte Grande o SING, the two major electric systems in Chile) a private entity that operates the grid and aims to promote the stability of the system and efficiency of the energy prices, among others functions. New generators must also not affect the stability and quality of the electric system and must comply with certain technical requirements to interconnection and supply energy into the electric system.

The CDEC’s board of directors is formed by representatives of the generators, transmitters and industrial or other big consumers (non-regulated customer). They decide and coordinate the operation of the electric system, including the dispatch of generation units, regardless of their ownership and of the characteristics of the respective contracts. They aim to minimize the global costs of the operation, while maintaining the quality and safety of the service.

Use of Third Parties Transmission Lines. Generators have guaranteed access to use all electric installations that occupy public property or if the facilities have been built under an electric concession if capacity is available, power lines, power substations and other components of the transmission system. Any complaint regarding a restriction to this right to free access can be brought before a specialized and technical committee regulated under the Electric Law (“Expert’s Panel” regulated on art. 208 and followings). Generators must pay the full cost of increasing the transmission capacity to meet the generator’s needs.

Generators will pay a fee for the use of transmission installations. The fee must comply with the legal requirements of non-discrimination or overcharge. The right to free access is also constrained by the actual technical available f capacity of the transmission grid.

Environmental Approval. Environmental approval is needed for any electric power plant over 3 MW of gross capacity before it can begin construction. The environmental approval process will be more or less complex depending on the particular characteristics of the project. If the power plant has less than 3 MW of gross capacity, it may require only a statement that the project will not have a major environmental impact, thus, not requiring an environmental approval resolution. However, a complete environmental assessment study may be required for those projects that may produce any of the negative effects referred to in Article 11 of the Environmental Law (Ley No. 19.300).

Right of Way for Electrical Transmission Line. A right of way for electrical transmission line is not required if the developer obtains private agreements (right of way’s contracts) with the owners of all affected properties. Otherwise, a right of way must be obtained through legal servitudes and electric concessions, regulated both in the Electric Law.

Direct Authorization of Use of Public Properties. The direct authorization of use of public properties is required for projects that occupy public goods. In order to obtain the direct authorization, a project owner must apply to the authority, giving information in regard with the expected use of the public goods. Since there is a public interest for the development of clean energy sources, getting such authorization should not represent a complex process.

Favorable Construction Report (former land use change). Projects located in rural areas (outside the urban limits) must obtain the relevant report which allows the construction even the land remains a rural zone. This permit is granted through an administrative proceeding. Such proceeding could become more demanding and complex if the land has some preferred uses, as environmental conservation or tourism. A project that has been granted with an environmental approval shall not meet an complex issue obtaining this authorization.

Construction Permit. A construction permit must be granted by the Works Department from the relevant Municipality, which analyzes whether such construction meets the relevant safety and engineering construction requirements—basically will be focus on inhabited buildings, for the safety considerations before referred—it will also be necessary to obtain a verification of construction work upon completion, certifying that as-built construction is consistent with the granted construction permit.

Dispatch and Commercialization of the Chilean Electricity Market

Generators can freely choose between selling their production in the spot market at a spot price, or commercializing their production through PPAs, without price fixing, either directly, with medium and large consumers, or in public biddings to provide distribution companies with PPA. Generators can even sell, if taking the second option, more capacity than that they could produce with their own power plants, but in this case, will have to obtain or pay the energy to supply the negative balance from other generators. The balance between generators, off-takers, injections and withdrawals is determined by the relevant CDEC.

Green Energy Credits—Quota System

Generators are required to generate or to be able to prove that a certain portion of the energy that they sell to grid from non-conventional renewable sources. Non-compliance fines have issued to generators that have not sourced a sufficient amount of energy from non-conventional renewable sources. For those PPAs signed between August 31, 2007 and July 1, 2013, 5% of total energy sold must be from non-conventional renewable sources, and this minimum requirement percentage rises by 0.5% per year each year, reaching 10% in 2024. For those PPAs signed subsequent to July 1, 2013, the percentage of energy required to be sourced from non-conventional renewable sources increases each year by 1% between 2013 and 2020, 1.5% from 2021 to 2024 and 2% in 2025, until reaching 20% by 2025. The annual percentage increase will vary for different PPAs, depending on the date that they commenced operations.

In order to comply with the quota, generators may buy renewable energy credits from third parties. Generators that generate a surplus of renewable energy may sell their surplus energy on open markets, such as the SING and the SIC. The balance of renewable energy credits is determined by the relevant CDEC.

Taxation

There is no special tax regime for electricity generation. For this reason, generators are usually taxed at the ordinary corporate income tax rate. According to a recent modification to Chilean tax law, the present corporate income tax rate is declared annually with a rate of 24% for 2016, which will increase to 27% in 2018.

An “Additional Tax” is imposed on non-resident investors on any income derived from Chilean sources by non-resident investors. The general rate of this “Additional Tax” is 35%. When distributing dividends abroad,, the amount of tax paid by the Chilean corporation can be credited against this “Additional Tax.”

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

Due to a modification of article 8 of Law 3468/2006 by article 1 of the  Law 4203/2013 (BoGG A 235/1.11.2013) the installation can be prolonged:  (a) for 2 years if:  (i) the fundamental works corresponding to the 50% of the total budget have been completed; (ii) the relevant purchase agreements for the equipment have been signed or the owner of the PV station has already paid the cost corresponding to the 50% of the total budget; or (iii) any of the required licenses for the installation of the solar park are suspended via a judicial decision; and (b) for 18 months additionally if:  (i) the completed works correspond to the 40% of the total budget; or (ii) any of the required licenses for the installation of the solar park are suspended via a judicial decision.

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

Operation License. Pursuant to Law 3468/2006, solar parks with installed capacity above 1 MW must acquire an operation license from the local technical control council. Such licenses are granted after the successful commencement of the testing operation period. According to the Ministerial Decision YA 13310/2007 (BoGG B 1153/10.7.2007), the operator considers the commencement of the testing operation period successful when the PV station functions for 15 days in a row and without any problem from its connection to the power grid. Such licenses are valid for 20 years, and may be extended for another 20 years.

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

Following an amendment of the relevant legislation by Law 4254/2014, the FIT applied to all the operating PV stations was adjusted as follows (prices are quoted in Euro/MWh) starting from April 1, 2014:

	Connection System
	<100 kW		100 kW<P(1) <500 kW		500 kW<P <1 MW		1 MW<P <5 MW		P>5 MW
Connection Period	WOS(2)	WS(3)	No	Yes	No	Yes	No	Yes	No	Yes
Before 2009	—	445	—	390	—	385	—	385	—	385
1st quarter 2009	—	440	—	375	—	365	—	365	—	355
2nd quarter 2009	—	435	—	370	—	345	—	345	—	325
3rd quarter 2009	—	430	—	365	—	325	—	325	—	315
4th quarter 2009	—	425	—	350	—	315	—	300	400	300
1st quarter 2010	—	400	—	335	—	315	—	290	390	280
2nd quarter 2010	—	380	—	315	—	315	400	285	390	270
3rd quarter 2010	—	365	—	295	400	295	380	260	375	255
4th quarter 2010	—	345	395	280	395	280	355	245	360	240
1st quarter 2011	—	335	390	270	375	260	340	235	335	225
2nd quarter 2011	—	320	375	260	365	250	330	225	320	220
3rd quarter 2011	430	305	360	250	360	245	310	215	300	205
4th quarter 2011	405	285	330	230	325	225	290	200	280	190
1st quarter 2012	375	265	305	215	295	205	260	180	260	180
2nd quarter 2012	360	240	280	195	265	185	235	165	230	155
3rd quarter 2012	360	225	265	185	250	175	215	150	210	145
4th quarter 2012	340	215	255	180	240	165	205	145	195	135
1st quarter 2013	285	205	240	170	240	145	195	140	190	130
2nd quarter 2013	270	195	185	160	185	145	185	140	180	130

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

Corporate income tax rate on profits for operating year 2015 is 29% increased by 3% from 2014. Distributed dividends are subject to a withholding tax rate of 10%. The 10% withholding tax does not apply when dividends are paid to an EU subsidiary provided certain conditions of EU Directive 2011/96 are met.

In December 2015 the Ministry of Environment and Energy issued Ministerial Decision ΑΠΕΗΛ/Γ/Φ1/οικ. 184898 (BoGG 2861/28.12.2015) according to which from January 1, 2016 a Transitional Levy for the Safety of the Supply of electric energy of 3,6% will be imposed on the sale price of electric energy produced by PV stations.

Bulgarian Regulations

Renewable energy in Bulgaria is subject to extensive regulations governing a wide range of areas including, among others, project approvals, power generation, transmission and distribution, construction, on-grid tariffs and environmental protection:

·                  The Energy and Water Regulatory Commission, or CEWR, is primarily responsible for:  examining and issuing permits for the production of electricity to the power grid; setting incentives; and setting installed capacities and voltage classes in designated areas, determination of the prices in the energy sector.

·                  The Regional Inspectorate of Environment and Water and the Ministry of Environment and Water are primarily responsible for the examination and approval for the environmental assessment including ecological assessment, environmental impact assessment and compatibility assessment.

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

One of the purposes of Energy Law is to ascertain the safety and reliability of the Bulgarian energy sector. The Energy Law sets forth the main regulatory requirements for the power industry in Bulgaria, including, among others, the issuance of permits for the production of electricity to the power grid.

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

Special Electric Power Generation Permit. Pursuant to the Energy Law, a permit is needed for the production of electricity to the power grid for power plants with capacities equal to or exceeding 5 MW. The permit will only be granted if the applicant:  (i) is a company incorporated under the Bulgaria Commercial Law or the laws of a member of European Union; (ii) has property rights over the power plant; and (iii) has technological, financial and operational capacity as specified by a number of regulatory requirements. The maximum initial term of the permit is 35 years and, if the CEWR finds that the applicant’s energy resources and financial situation are stable, can be extended for up to another 35 years.

Grid Interconnection (special procedure). Pursuant to ERSA and No. 6 Regulation from February 24, 2014 on Connection of Electricity Producers and Customers to Transmission or to the Distribution Electricity Networks promulgated on and in force from April 4, 2014, electric power generated in Bulgaria shall be connected to power grids. Each year by June 30, the Energy and Water Regulatory Commission approves and publishes on its website the anticipated electric power capacities for the one year period commencing from July 1 that can be provided for connection to the electricity transmission and distribution networks from facilities for the production of electricity from renewable sources, classified by areas of connection and voltage levels.

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

Grid Interconnection (general procedure): The general procedure for connection to the electricity grid is set out in the No. 6 Regulation dated February 24, 2014 on Connection of Electricity Producers and Customers to Transmission or to the Distribution Electricity Networks. This procedure is generally the same as the special procedure described in the ERSA, i.e. the plant operators apply to the power grid operator for connection, then the power generation company and the grid operation company enter into a preliminary agreement followed by a final interconnection agreement. However, no advance payments are made by power generation companies and no annual power capacity limits are applied.

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

According to the second national report on the implementation of NAPERS, the national purpose of 16% share of renewable energy of total internal energy consumption was achieved by December 27, 2013. Encouragements of ERSA related to preferential price, long term agreements and the special procedure for joining to the electricity grid under Section II of the Energy from Renewable Sources Act (described above in section “Grid Interconnection (special procedure)”) shall not apply to energy facilities for the production of electricity from renewable sources that can be applied for joining after December 27, 2013.

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

The public provider and the end suppliers purchase the generated electricity from renewable sources under the following terms and conditions: (i) at a preferential price for quantities of electricity up to the net specific production for the different renewable energy producers as determined in the relevant decision of CEWR; and (ii) at a price determined for the excess of the balancing market for the quantities exceeding the production under item (i).

The public provider, respectively the end suppliers purchase the generated electricity from renewable sources under the following terms and conditions: (i) at a preferential price for quantities of electricity up to the net specific production for the different renewable energy producers as determined in the relevant decision of CEWR; (ii) at a price determined for the excess of the balancing market for the quantities exceeding the production under item (i).

The CEWR determines preferential prices for buying electricity produced from renewable sources annually by June 30th, with the exception of the energy produced from waterpower stations with installed power above 10 MW, and whenever its analysis has found a significant change in the price-forming elements.

The on-grid tariffs announced for the PV energy for the period from June 2011 to June 2015 are as follows:

	Announced on
	June 2011	June 2012	Sept 2012	July 2013	July 2014	July 2015
	(BGN)
Mounted on roofs and facades
<5 kWp (category)	N/A	400.70	381.18	353.97	211.81	228
>5 <30 kWp	605.23	400.70	289.96	284.18	203.97	211.71
>30 <200 kWp	596.50	369.08	226.87	211.40	169.12	N/A	(1)
<1,000 kWp	583.77	316.11	206.34	196.58	144.68	N/A	(1)

Land
<30 kWp	576.5	268.68	193.42	195.44	152.19	N/A(1)
<200 kWp	567.41	260.77	188.10	191.13	143.35	N/A(1)
<10,000 kWp	485.60	237.05	171.37	176.29	134.03	N/A(1)
>10,000 kWp	N/A	236.26	169.85	160.20	131.36	N/A(1)

(1)             The last change of the on-grid tariffs (preferential prices) for renewable energy was adopted by decision of CEWR in accordance with art. 32 par. 1 subpar. 1 ERSA issued and effective on July 1, 2015. According to amendments of the Energy Law, the electricity produced by renewable sources which have been entered into exploitation after March 6, 2015 shall not be purchased at preferential prices on the basis of long-term agreements except for:

·                  Renewable sources projects with total installed capacity not exceeding 30 kW which shall be mounted on roofs and/or facades of buildings located within urbanized territories, and

·                  Biomass projects with combined cycle and indirect usage of biomass which shall be constructed within urbanized zones, agricultural sites or production zones and total installed capacity not exceeding: (i) 1.5 MW when at least 60% of the used biomass represents animal fertilizer and meet some mandatory criteria, and (ii) 500 kW when using vegetable biomass which is their own production. The gratis period for these biomass projects was until January 1, 2016 — all such biomass projects which have been entered into exploitation after January 1, 2016 shall be subject to the above restrictions.

Deductions from the preferential prices: As of  July 24, 2015, all energy producers in Bulgaria shall pay monthly contributions in favor of the Electric Power Grid Security Fund amounting to 5% of their monthly revenues generated from electricity sold, VAT excluded (art. 36e, par.1 subpar.1 of the Energy Law).

In March 2014, the CEWR introduced final access fee, which shall be paid to the operator of the transmission electricity grid for electricity produced by solar and wind power plants which is purchased at FIT price. This fee amounts to BGN 2,45 per MWh, net of VAT.

Construction of Solar Parks

Pursuant to the Land Structure Law, the following permits must be obtained:

·                  Road Special Purpose Permit:  If construction occurs near a road or crosses a road or when a company intends to build, repair or develop facilities under ground or in the air, a road special purpose permit is required prior to construction.

·                  Construction Permit:  A construction permit must be obtained prior to the construction of the solar park. The relevant municipality authority will issue a construction permit after it approves the investment design, which contains the full design of the future power plant and all other objects related that shall be constructed.

·                  Operation Permit:  An operation permit must be obtained from the State Construction Supervisory Commission prior to the operation of the plant. The solar park owner must prove that the construction process has complied with laws and regulations.

Environmental Protection

The Regional Inspectorate of Environment and Waters or the Ministry of Environment and Waters will examine and approve our solar parks for compliance with environmental protection standards based on an ecological assessment, environmental impact assessment and compatibility assessment. In some cases such agencies may also set special requirements for environmental protection to be followed during the construction and operation of the plant.

Ecological Assessment. Plans and programs that may have a comparatively large adverse impact on the ecology must pass an ecological assessment. The Regional Inspectorate of Environment and Waters or the Ministry of Environment and Waters may, at their sole discretion, require an ecological assessment, if it believes that the plan or the program may threaten environment. Normally, the ecological assessment is independent from the environmental impact assessment. However, if one solar park requires both assessments under the regulations, an officer of the Regional Inspectorate of Environment and Waters or an officer of the Ministry of Environment and Waters may decide to run only one assessment at their sole discretion.

Environmental Impact Assessment. Investment projects enlisted in Appendix No 1 to the Environmental Protection Law that may have a significant adverse impact on  environment must pass an environmental impact assessment. The Regional Inspectorate of Environment and Waters or the Minister of Environment and Waters may, at their sole discretion, require an environmental impact assessment for the investment projects enlisted in Appendix No 2 to the Environmental Protection Law.

Compatibility Assessment. A compatibility assessment tests for the likelihood and severity of adverse environmental conditions. Plans, programs, and investment projects, which are not required for the management of or connected with, the protected zones and might have adverse negative impact on the protected zones shall be subject to compatibility assessment.

Canadian Regulations

Regulation of PV and the Renewable Energy Power Industry

In 2009, the government of Ontario passed the Green Energy and Green Economy Act (2009), or the GEGEA. The FIT Program was administered by the Ontario Power Authority, or the OPA, until December 31, 2014.  The OPA was an independent, non-profit corporation established through the Electricity Restructuring Act, 2004. Licensed by the Ontario Energy Board, or the OEB, the OPA reported to the Ontario legislature through Ontario’s Ministry of Energy.  On January 1, 2015, the OPA merged with the Independent Electricity System Operator, or IESO. The new organization carries the name IESO and combines the mandates of the former OPA and IESO. The IESO is a not-for-profit corporate entity established in 1998 by the Electricity Act of Ontario. It is governed by an independent board whose chair and directors are appointed by the Government of Ontario. Its fees and licenses to operate are set by the Ontario Energy Board and it operates independently of all other participants in the electricity market.

The OPA was, and now the IESO is, responsible for:  assessing the long-term adequacy of electricity resources in Ontario; forecasting future demand and the potential for conservation and renewable energy; preparing an integrated system plan for conservation, generation and transmission; procuring new supply, transmission and demand management either by competition or by contract; and achieving the targets set by government for conservation and renewable energy.

A variety of fuel types are eligible under the FIT Program, including wind, PV (rooftop- and ground-mounted), hydropower and biomass. The OPA and now IESO have established program rules which set out the criteria project developers must meet in order to apply into the FIT Program. The criteria include access to the underlying real property assets used to support the project as well as pre- and post-application security deposits. Once a project developer has met the application criteria, the IESO, along with the power grid operator, determine the availability of connection resources, and if suitable connection resources are available, the project developer is offered an Ontario PPA, i.e. an Ontario FIT contract offer.

Ontario PPAs have the following material terms and conditions:

·                  20-year terms with the IESO as the electricity buyer;

·                  a requirement that the project developer reach commercial operations within one to three years of the signing date of the IESO. The exact timeline is set by fuel and facility type.  For example, solar non-roof facilities are required to reach commercial operations within 3 years from the Ontario PPA signing date, and rooftop solar facilities on existing buildings shall reach commercial operation within 18 months following the Ontario PPA signing date;

·                  a requirement that the project developer comply throughout the term with all relevant Ontario electricity system distribution and transmission market rules; and

·                  restrictions on the assignment of the Ontario PPA or the change of control of the project developer.

The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MWs. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013.  On July 30, 2014, the OPA offered 500 new contracts under FIT 3.0. On August 29, 2014, the Minister of Energy directed the OPA to extend the FIT 3.0 procurement period. On December 19, 2014, the extended FIT 3.0 procurement period concluded with the OPA preparing to offer 332 new FIT contracts.  FIT 4 was introduced in June 2015 by IESO with a proposed capacity of more than 10 kilowatts and generally up to 500 kW.  The IESO received 1,968 applications from October 5, 2015 to October 23, 2015, including 967 net applications for solar (PV) (rooftop) with 193 MW and 614 net applications for solar (PV) non-rooftop with 267 MW. the IESO is expected to announce results in the second quarter of 2016.

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

In FIT Contract Version 3.0.1, dated August 26, 2014, the domestic content requirement has been deleted.  There is no domestic content requirement in FIT 4 contracts.

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

Uruguayan Regulations

Under Uruguayan Law, the provision of electric energy constitutes a public service. The rendering of such service is mainly regulated by:

(i)                                     the National Electricity Act Nº 14.694 dated September 1 1979 and its Regulatory Decree Nº 339/979;

(ii)                                  Organic Act of Public Utility UTE dated July 4 1980;

(iii)                               Act No. 16,832 Regulatory Act of the Energy Market dated June 17 1997 and its Regulatory Decree No. 22/999 and other Decrees of amendment of certain provisions;

(iv)                              Decree No. 276/002 which approves the General Regulation of the Regulatory Framework of the National Electric System and its amendments;

(v)                                 Decree Nº 277/002 which approves the Regulation on Distribution of Electric Energy and its amendments;

(vi)                              Decree No. 360/002 which approves the Regulation of the Wholesale Electricity Market.

Under the applicable Uruguay regulatory framework, there are two categories of electric energy services:

·                  Transmission, transformation and distribution of electric energy. When such service is provided to third parties on a regular and permanent basis, it is considered a public service and therefore, shall be rendered either directly by the public utility Administración Nacional de Usinas y Trasmisiones Eléctricas (“UTE”) or under a concession regime.

·                  Generation, importation, exportation and commercialization of electric energy. Such service does not constitute a public service, and therefore is regulated by the Regulation of the Electricity Market.

As a generator, our Uruguayan subsidiaries shall  obtain the following permits and authorizations:

A)           Constitution of Rights over the real estate property over which the solar power plant shall be constructed. Such agreement can vary, but generally such right is granted by means of a land lease agreement.

B)           Contractual Terms Agreement entered into by and between the project companies and UTE regarding the terms and conditions to be included in the PPA.

C)           Resolution issued by the Board of Directors of UTE authorizing the subscription of the PPA.

D)           Authorization of Generation granted by the National Energy Agency of the Ministry of Industry, Energy and Mining (MIEM) in accordance with Decree 360/002 and its amendments introduced by Decree 72/010.

E)            PPA entered into by and between the project companies and UTE and its Interconnection Annexes.

F)             Registry of the PPA with the Regulatory Agency of Services of Energy and Water (URSEA).

G)           Territorial Planning: the Executive Office of the Local Government of the department where the solar plant is located shall grant the territorial viability for the construction of the solar power plant, insofar as it complies with the provisions set forth in the Territorial Planning Act No. 18,308, its Regulatory Decrees, Territorial and Local Plans issued within the framework of such Act.

H)          Environmental Approvals (for solar power plants with a power exceeding 10 MW):

·                  Viability of Location (VAL) granted by the National Direction of the Environment (DINAMA) of the Ministry of Housing, Territorial Planning and Environment;

·                  Prior Environmental Authorization (AAP) issued by the Ministry of Housing, Territorial Planning and Environment in accordance with Decree 349/005. The AAP establishes the terms and conditions that have to be complied with in order to abide by the environmental regulations;

·                  Environmental Authorization of Operation (AAO) of the energy generator in accordance with section 23 of Decree 349/005, which implies the analysis by DINAMA of the compliance with the terms and conditions in which the AAP was granted.

I)               Construction Permit: the Executive Office of the Local Government of the Department where the solar power plant is located shall grant a construction permit.

J)               Easements of transmission lines, if applicable: the granting of easements is regulated by Acts No. 14,197, 14,936 and 14,694. The holder of the easement is UTE given it is the entity in charge of the public service. Nevertheless, the Companies in their capacities as generators have to actively cooperate and follow up UTE´s activities within the different stages to be complied with for the easement to be granted given such granting is a condition precedent for the interconnection to UTE´s grid and thus it has a direct impact on compliance with the term of installation of the solar power plant that has been stipulated in the Power Purchase Agreement.

K)           Habilitation of the competent municipal authority to dig and install underground cable: if applicable.

L)            Authorization to be participant of the Wholesale Electric Energy Market to be granted by the Administration of the Electric Market (ADME).

M)        Permit for tests and/or rehearsals by virtue of which the generator can perform operation tests of the generators of electric energy which still do not count with the Minutes of Habilitation granted by UTE.

N)           Temporary Reception of the interconnection works by UTE.

O)           Definite Reception of the Works to be granted by UTE.

P)             Minutes of Habilitation as defined in the PPA.

Q)           Certificate of Termination of Works and Valuation of Free of Debt to be issued by the Social Security Bank (BPS).

Taxation

Our Uruguayan companies have obtained a tax exemption of a set of Uruguayan Taxes under the Investment Act No. 16, 906 and its Regulatory Decree 455/007 and Decree 2/2012, including Corporate Income Tax and Net Worth Tax under the terms and conditions stipulated therein.

C. Organizational Structure

The following chart illustrates the principal entities as of the date of this annual report:

SKY SOLAR HOLDINGS, LTD
("the Company")
(Cayman Islands)
SKY SOLAR POWER LTD
(British Virgin Islands)
SKY INTERNATIONAL ENTERPRISE GROUP, LTD
(Hong Kong)
Our Principal Subsidiaries
SKY SOLAR ENERGY, S.A.R.L.
(Luxembourg)
SKY CAPITAL EUROPE, S.A.R.L.
(Luxembourg)*
SKY SOLAR JAPAN, K.K.
(Japan)
NEURLUS., LTD
(Cyprus)
SKY SOLAR CANADA, LTD.
(Canada)
ENERGY CAPITAL INVESTMENT, S.A.R.L.
(Luxembourg)
SKY SOLAR BULGARIA, CO. FOOD
(Bulgaria)
SKY DEVELOPMENT RENEWABLE ENERGY RESOURCES, S.A.
(Greece)
SKY SOLAR IBERICA S.L.
(Spain)
MOKTAP HOLDINGS, LTD
(Cayman)*
SKY CAPITAL ADVISORY GmbH
(Germany)
SKY CAPITAL AMERICA INC.
(U.S.: Nevada)
*100% owned except for one share

All entities 100% owned unless otherwise indicated.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership	Function
Sky Solar Power Ltd.	British Virgin Islands	100%	Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100%(1)	Holding entity
Energy Capital Investment S.à.r.l.(2)	Luxembourg	100%	Holding entity
Sky Capital Advisory GmbH	Germany	100%	Holding entity
Moktap Holdings Ltd.(2)	Cyprus	100%(1)	Holding entity
Sky Solar Japan K.K.(2)	Japan	100%	Holding entity
Sky Solar Iberica S.L.	Spain	100%	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	100%	Operating entity engaged in the construction, installation and management of solar parks
Sky Solar Bulgaria Co. EOOD	Bulgaria	100%	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar (Canada) Ltd.(2)	Canada	100%	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Neurlus Ltd.(2)	Cyprus	100%	Holding entity
Sky Capital America Inc.	USA	100%	Operating entity engaged in the development of solar parks

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

Overview

We have successfully developed and operated solar parks on a global basis.  Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks.  As of December 31, 2015, we have developed 273 solar parks with an aggregate capacity of 252.8 MW in nine countries including Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States, Germany and Uruguay.  Under our IPP revenue model, we currently own and operate 128.6 MW of solar parks in Japan, Greece, Bulgaria, the Czech Republic, Canada, the United States, Spain and Uruguay.

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

To date our operations have been focused on Japan, Greece, Bulgaria, Canada, the Czech Republic and Uruguay. We also derived revenue from Germany, and Spain.  As a result of the reductions of government incentives for the PV industry in Europe, we do not expect these to be amongst our primary target markets in the near future.  We plan to expand or continue to expand our business operations in Japan, Uruguay, Chile, Canada, the United States, China and other jurisdictions.  We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$36.5 million, US$32.9 million and US$47.2 million in 2013, 2014 and 2015, respectively.  Our gross profit was US$7.2 million, US$12.1 million and US$28.6 million in 2013, 2014 and 2015, respectively.  We recorded losses of US$53.9 million, US$73.7 million and US$1.6 million in 2013,  2014 and 2015, respectively.  The decrease in revenue from 2013 to 2014 was primarily due to the transition  in connection with our strategic shift in focus from selling solar energy systems to selling electricity as an IPP. The increase in revenue from 2014 to 2015 was primarily due to the increased capacity of our operating solar parks.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity.  From 2013 to 2014 and to 2015, our revenue from selling electricity from IPP solar parks grew from US$8.0 million to US$22.2 million and to US$ 35.5 million, representing 22.0%, 67.5% and 75.2% of our revenue, respectively.  The total capacity of our IPP solar parks was 43.2 MW, 65.2 MW and 128.6 MW, and the total carrying value of our IPP solar parks was US$119.5 million, US$180.6 million and US$259.4 million as of December 31, 2013, 2014 and 2015, respectively.

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

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity.  As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase.  In light of these favorable conditions and our improved access to financing since our initial public offering, which we believe has strengthened our brand and increased the accessibility and transparency of our financial data, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks.  In the fourth quarter of 2013 and the years ended December 31, 2014 and December 31, 2015, selling electricity from IPP solar parks was our largest revenue stream, growing from 22.0% of our revenue in the year ended December 31, 2013 to 67.5% in the year ended December 31, 2014 and to 75.2% in the year ended December 31, 2015.

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

In 2013, 2014 and 2015, we derived 58.9%, 21.1% and 19.9% of our total revenue for the respective periods from selling solar energy systems.  We derived our solar energy system sale revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 15.3% of our revenue in 2013.  In 2014 and 2015, we derived US$1.8 million and US$4.5 million, or 5.4% and 9.4% of our revenue, respectively, from our historical project affiliates.

In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow.  Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities.  As of December 31, 2015, we had a total of 128.6 MW of IPP solar parks in operation with a carrying value of US$259.4 million.  Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more.  We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP.  In 2013, 2014 and 2015, we derived 22.0%, 67.5% and 75.2% of our revenue from electricity sales from IPP solar parks, respectively.  As we grow our IPP business, we will also increase the number of our IPP solar parks.  The carrying value of our IPP solar parks was US$119.5 million, US$180.6 million and US$259.4 million as of December 31, 2013, 2014 and 2015, respectively.

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

Subsidies for solar parks and spot market electricity tariffs

We expect electricity sales from IPP solar parks to represent an increasingly significant proportion of our revenue going forward.  We first generated a majority of our revenue from selling electricity from our IPP solar parks in the fourth quarter of 2013.  In 2013, 2014 and 2015, we derived 22.0%, 67.5% and 75.2% of our total revenue from electricity sales from our IPP solar parks, respectively.  As of December 31, 2015, the total capacities of our IPP solar parks in operation in Greece, Japan, the Czech Republic, Bulgaria, Canada, Spain, the United States and Uruguay were 23.0 MW, 79.0 MW, 5.6 MW, 3.7 MW, 8.3 MW, 0.9 MW, 0.1 MW and 8.0 MW, respectively.  Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed through PPAs or (ii) variable and determined by the spot market.  As of December 31, 2015, the percentage of our owned capacity for which the price of electricity was fixed through PPAs was 98.2% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market was 1.8%.

Historically, we have derived our electricity income from markets where electricity is sold through PPAs backed by FIT price support schemes.  The price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the PPAs, most of which have a term of 20 years.  Legal changes in FIT price support schemes or PPAs are generally only applied prospectively, and consequently do not affect our solar parks in operation for the remaining life of their PPA.  Nevertheless, a few jurisdictions, including Bulgaria, Greece and Spain, have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT price support schemes during the contractual term. We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic, Canada, Spain, the United States, Uruguay and Greece and investment income indirectly through IPP solar parks held by our historical project affiliates in which we have minority equity positions in Bulgaria.

Notwithstanding any changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue.  We primarily plan to expand our IPP portfolio in Japan, Canada, the United States, Latin America and China, where electricity prices are fixed by PPAs for periods varying from 20 years to 30 years.

In countries where the electricity market has achieved grid parity, solar parks lacking fixed-price PPAs are subject to the spot market price of electricity.  We intend to expand our IPP portfolio significantly in markets that have reached grid parity, such as Chile, which reached grid parity in 2011, subject to market conditions, including spot pricing curve.  We expect that a certain portion of our solar parks in Chile will not have signed PPAs, while others will enter into commercial PPAs with large industrial end-consumers.  IPP revenue from solar parks operating without PPAs will fluctuate with Chile’s spot electricity prices.  Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT price support schemes, unless renewed.

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

The following table sets forth the metrics for the periods and as of the dates indicated.

	2013	2014	2015
Solar parks connected during the period(1)(2) (MW)	80.8	24.4	66.6
Total IPP solar parks in operation at the end of the period(3) (MW)	43.2	65.2	128.6

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

As of December 31, 2015, we had a total of 128.6 MW of IPP solar parks in operation with a carrying value of US$259.4 million.

We started to derive a majority of revenue from selling electricity from IPP solar parks since the fourth quarter of 2013.  Revenue from electricity generation in 2013, 2014 and 2015 was US$8.0 million, US$22.2 million and US$35.4 million, representing 22.0%, 67.5% and 75.2% of our revenue, respectively. However, as a result of the transitioning in connection with our shift in business strategy to focus on IPP business, our revenue decreased from US$36.5 million in 2013 to US$32.9 million in 2014. Our revenue increased from US$32.9 million in 2014 to US$47.2 million in 2015 primarily due to the increased capacity of our operating solar parks.

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

The following table summarizes the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	64.6	99	—	—	—	—
Bulgaria	—	—	—	—	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America					—	—
Canada	2.6	7	0.8	6	1.7	5
Asia
Japan	1.0	1	3.0	4	—	—
Total	68.2	107	3.8	10	1.7	5

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	8,020	22.0	22,205	67.5	35,479	75.2
Solar energy system sales	21,462	58.9	6,939	21.1	9,392	19.9
Other	6,975	19.1	3,741	11.4	2,284	4.9
Total Revenue	36,457	100.0	32,885	100.0	47,155	100.0

In 2013, a significant portion of our revenue was derived from selling solar energy systems located in Greece and Bulgaria, which accounted for an aggregate of 55.2% of our revenue for the period.

Our operations are located in Japan, Greece, Canada, the Czech Republic, Germany, Spain, Bulgaria, Uruguay and Hong Kong. The table below expresses our revenue from the different regions where we operate.

	Revenue for the year ended December 31,
	2013	2014	2015
	(US$ in thousands)
Japan	6,498	10,056	24,728
Greece	18,449	12,262	8,849
Canada	4,572	5,130	8,358
Czech Republic	3,571	3,600	3,284
Germany	767	516	249
Spain	670	427	405
Bulgaria	1,664	894	881
Uruguay	—	—	401
Italy	266	—	—
	36,457	32,885	47,155

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

	Year Ended December 31,
	2013		2014		2015
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A	11,555	31.7	*	*	*	*
Client B	*	*	10,240	31.1	7,834	16.6
Client C	*	*	3,586	10.9	7,420	15.7
Client D	*	*	*	*	6,951	14.7
Total(1)	11,555	31.7	14,096	42.0	22,205	47.0

*                 Revenue from such client represented less than 10% of total revenue during the period.

(1)             Total is total amount from clients who individually represented more than 10% of total revenue.

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

Our largest supplier during 2013, 2014 and 2015 accounted for 21.5%, 7.1% and 10.3% of our total purchase, respectively.  Cost of sales attributable to our top five suppliers in 2013, 2014 and 2015 accounted for 56.0%, 30.0% and 34.7% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales.  Gross profit margin is equal to gross profit divided by revenue.  Our gross profit margin depends on a combination of factors, including primarily the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development.  Our gross profit margin was 19.7%, 36.9% and 60.7% for 2013, 2014 and 2015, respectively.

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

Impairment loss on IPP solar parks

We recorded an impairment loss of US$21.6 million, US$1.5 million and US$1.8 million on IPP solar parks in 2013, 2014 and 2015, respectively. The impairment loss on IPP solar parks in 2013 was primarily triggered by changes in Greek laws in 2013 that reduced the FIT in effect on existing PPAs by roughly 30%, placing a discount on electricity sold in 2013. We incurred impairment loss on IPP solar parks in 2014 as we ceased development of certain solar parks in pipeline primarily due to our adoption of new assessment policies that resulted in changes in our assessment of their underlying commercial and technical attributes. The impairment loss on IPP solar parks in 2015 was primarily a result of discontinued licenses in Canada and Spain due to certain project timing and technical issues.

Provision on receivables

We recorded provision on receivable of US$3.5 million, US$2.2 million and US$1.1 million in 2013, 2014 and 2015, respectively. The provision on receivables in 2013 primarily related to receivable from counterparties with financial difficulties or that had defaulted in repayments in 2013.

The provision on receivable in 2014 primarily related to the US$15.2 million receivable due from China New Era International Limited, or China New Era, a company 49% owned by Sky Solar Holdings Co., Ltd., formerly a shareholder of our company.We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$7.3 million for the year ended December 31, 2014.We believe the remaining amount due from China New Era is recoverable for the following reasons:  (i) China New Era made an installment payment to us in the amount of US$440,000 in April 2016, (ii) Sky Solar Holdings, Co. Ltd., which holds 49% of the shares of China New Era, is controlled by Mr. Su, our founder, chief executive officer and chairman, which provides him access to the financial and operating information of China New Era, based on which we believe that China New Era has the ability and intention to repay the debt, and (iii) we have offered a discount on the amounts due from China New Era, to which China New Era has agreed in writing, which we believe will expedite the repayment by China New Era.  The impairment is the amount of discount.

The provision on receivable in 2015 primarily related to receivable in connection with our claims against certain contractors who failed to construct a solar park for us.

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

Aside from share-based compensation, our administrative expenses also include operational expenses, for which we do not expect to see significant fluctuations due to our shift in focus to our IPP business. Our legal and professional expenses are mainly related to pipeline development, which we conduct for both our solar energy system sales business and IPP business, as well as corporate financing activities. Employee salaries and benefits, office, rental and travel expenses and share-based compensation are mainly affected by the total number of employees. We do not expect our total number of employees to change significantly as a result of our shift in focus from our solar energy system sales business model to our IPP business model.

Reversal of provision for other taxes

In August 2015, we received a tax audit report from one of our subsidiaries’ tax authorities upon the completion of the audit for tax years 2009 to 2013 period. As a result of the completion of this audit, the tax related to the audit period was determined to be US$0.4 million by the relevant tax authorities. As such, we reversed our provision for other taxes (VAT) of US$6.0 million, among others.

Investment income

Investment income consists primarily of interest income and other income.

Other gains and losses

Other gains and losses consist primarily of (i) charge of financial liabilities with fair value through profit and loss; (ii) hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as financial liabilities at fair value through profit or loss (“FVTPL”); and (iii) net foreign exchange gains (losses). In 2014, our other gains and losses also included charge for call option issued by our founder in connection with our Japan silent partnership.

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

Income tax of Bulgaria, Germany, Hong Kong, Greece, Canada, and Japan is calculated at 10%, 15%, 16.5%, 26%, 26.5% and 38%, respectively, of the estimated assessable profit of our respective subsidiaries for the three years ended December 31, 2015. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

In 2013, a reserve for uncertain tax positions related to income tax and other taxes for the tax years 2009 to 2013 amounted to US$4.3million and US$3.4 million, respectively, was recorded by one of our subsidiaries. In 2014, an additional reserve related to other taxes amounted to US$2.9 million was recorded.

In August 2015, we received a tax audit report from one of our subsidiaries’ tax authorities upon the completion of the audit for tax years 2009 to 2013 period. As a result of the completion of this audit, the tax related to the audit period was determined to be US$0.4 million by the relevant tax authorities. As such, we reversed the overprovision of income tax in the amount of US$4.2 million, among others.

Our effective income tax rates were negative 6.7%, negative 1.3%, and positive 30.6% in 2013, 2014 and 2015, respectively. We incurred income tax expenses of US$3.4 million in 2013 despite our loss before taxation for that year primarily due to the losses we recorded in certain European countries and expenses that were not deductible for tax purposes. We incurred income tax expenses of US$0.9 million in 2014 despite our loss before taxation for that year primarily due to taxes paid by our profit-making subsidiaries in certain jurisdictions, which could not be offset by losses incurred by subsidiaries in other jurisdictions. We recorded income tax credit of US$0.7 million in 2015 primarily due to (i) our loss before taxation, (ii) the tax effect of our non-taxable income relating to our income in connection with the reversal of the provision for other taxes (VAT) as a result of a tax audit in 2015 for one of our subsidiaries, and (iii) a reversal of corporate income tax provision as a result of a tax audit in 2015 for one of our subsidiaries, partially offset by the effects of different tax rates of subsidiaries operating in other jurisdictions.

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

We had 39, 72 and 121 CGUs as at December 31, 2013, 2014 and 2015, respectively.  In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment.  The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment.  After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million.  The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013.  The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

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

During early 2014, we acquired three solar parks located in Greece which showed indicators of impairment at the period end, while other CGUs located in Greece, Japan, Spain and the Czech Republic did not show any indicators of impairment.  After we performed the impairment tests on these three CGUs, we recorded an impairment loss of US$1.3 million.  The total remaining carrying value after impairment for the three CGUs was EUR1.8 million (equivalent to approximately US$2.2 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2014.

During the year ended December 31, 2015, 20 CGUs located in Greece were evaluated for impairment given the primary indicator related to the general adverse and unstable economic and political environment was prevailing in the country, while other CGUs located in Japan, Spain, the Czech Republic and Uruguay did not show any indicators of impairment.  After we performed the impairment tests on these twenty CGUs, we recorded an impairment loss of US$0.1 million on one of the twenty CGUs.

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

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, we review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss is included in the ‘other gains and losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

Our finance department, which is headed by our Chief Financial Officer, (“CFO”) is responsible for determination of appropriate valuation techniques and inputs for fair value measures. In estimating the fair value of a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we perform the valuation with the assistance from third party qualified valuation specialists. The finance department works closely with the qualified external valuation specialists to establish the appropriate valuation techniques and inputs to the model. Our CFO reports the finance department’s findings to our board of directors every quarter to explain the cause of fluctuations in the fair value of assets and liabilities.

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

	Year Ended December 31,
	2013		2014		2015
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	5,564	15.3	1,788	5.4	4,450	9.4
Non-Related Parties	30,893	84.7	31,097	94.6	42,705	90.6
Total Revenue	36,457	100.0	32,885	100.0	47,155	100.0
Cost of sales and services	(29,270)	(80.3)	(20,747)	(63.1)	(18,533)	(39.3)
Gross profit	7,187	19.7	12,138	36.9	28,622	60.7
Impairment loss on IPP solar parks	(21,645)	(59.4)	(1,549)	(4.7)	(1,835)	(3.9)
Provision on receivables	(3,521)	(9.7)	(2,200)	(6.7)	(1,071)	(2.3)
Selling expenses	(848	(2.3)	(1,160)	(3.5)	(1,171)	(2.5)
Administrative expenses	(25,030)	(68.7)	(63,770)	193.9	(22,556)	(47.8)
Other operating income	484	1.3	6,293	19.1	197	0.4
Reversal of provision for other taxes	-	-	-	-	6,025	12.8
(Loss) profit from operations	(43,373)	(119.1)	(50,248)	152.8	8,211	17.4
Investment gains	960	2.6	405	1.2	349	0.7
Other gains and losses	(3,488)	(9.6)	(15,647)	(47.6)	(6,901)	(14.6)
Finance costs	(2,352)	(6.5)	(3,817)	(11.6)	(3,897)	(8.3)
Other expenses	(2,266)	(6.2)	(3,526)	(10.7)	—	—
Loss before taxation	(50,519)	(138.8)	(72,833)	221.6	(2,238)	(4.7)
Income tax (expense) credit	(3,372)	(9.2)	(910)	(2.8)	684	1.5
Loss for the period	(53,891)	(148.0)	(73,743)	224.2	(1,554)	(3.3)
Other comprehensive expense that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(352)	(1.0)	(11,114)	(33.8)	(10,310)	(21.9)
Fair value loss arising during the year for cash flow hedges	—	—	—	—	(680)	(1.4)
Total comprehensive expense for the period	(54,243)	(149.0)	(84,857)	258.0	(12,544)	(26.6)

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2013		2014		2015
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	8,020	22.0	22,205	67.5	35,479	75.2
Solar energy system sales	21,462	58.9	6,939	21.1	9,392	19.9
Other(2)	6,975	19.1	3,741	11.4	2,284	4.9
Total Revenue	36,457	100.0	32,885	100.0	47,155	100.0

(1)             Represents revenue from selling electricity from IPP solar parks.

(2)             Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue.  Our total revenue increased by 43.4% from US$32.9 million in 2014 to US$47.2 million in 2015, primarily as a result of increase in our IPP revenue as we continued implementing our strategic shift from solar energy system sales to IPP electricity sales.

·                  Revenue from selling electricity from IPP solar parks.  Our revenue from selling electricity from IPP solar parks increased by 59.5% from US$22.2 million in 2014 to US$35.5 million in 2015, as we increased the capacity of our IPP portfolio from 65.2 MW as of December 31, 2014 to 128.6 MW as of December 31, 2015.  The amount of electricity we produced and sold increased from 65.7 million kWh in 2014 to 110.0 million kWh in 2015 while the average selling price per kWh decreased from US$0.34 in 2014 to US$0.32 in 2015.  The increase in the amount of electricity we sold was primarily due to the additional electricity sold by projects added to our portfolio in Japan and Canada. The decrease in average selling price was primarily because of devaluation of JPY and Euro against US dollar in 2015 compared to 2014 and reduced FIT since April 2015 in Greece.

·                  Revenue from solar energy system sales.  Our revenue from solar energy system sales increased by 42% from US$6.9 million in 2014 to US$9.4 million in 2015, primarily due to the increase of our sales in Canada as we decided to unlock the value of our solar parks there.  We derived revenue of US$4.6 million in 2015 from sales of permits.

·                  Other revenue.  Our other revenue decreased by 37.8% from US$3.7 million in 2014 to US$2.3 million in 2015, primarily because we continued to shift to IPP electricity sales during the year.

Cost of sales and services.  Our cost of sales and services decreased by 10.7% from US$20.7 million in 2014 to US$18.5 million in 2015, primarily due to our continued strategic shift away from solar energy system sales business to selling electricity from IPP solar parks.

Gross profit.  Our gross profit increased by 135.8% from US$12.1 million in 2014 to US$28.6 million in 2015, and our gross profit margin increased from 36.9% in 2014 to 60.7% in 2015, primarily due to our continued strategic shift toward electricity sales, which offer higher margins than solar energy system sales business.

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks increased by 18.5% from US$1.5 million in 2014 to US$1.8 million in 2015. Our impairment loss in 2015 primarily related to (i) discontinued licenses in Canada and Chile due to certain project timing and technical issues, and (ii) an impairment loss of US$129 thousand given the macroeconomic conditions prevailing in Greece.

Provision on Receivables. Our provision on receivables decreased by 51.3% from US$2.2 million in 2014 to US$1.1 million in 2015. The provision on receivables in 2015 primarily related primarily related to receivable in connection with our claims against certain contractors who failed to construct a solar park for us.

Selling expenses.  Our selling expenses increased by 0.9% from US$1.2 million in 2014 to US$1.2 million in 2015.  Selling expense as a percentage of revenue decreased from 3.5% in 2014 to 2.5% in 2015.

Administrative expenses.  Our administrative expenses decreased from US$63.8 million in 2014 to US$22.6 million in 2015, primarily due to the decrease in share-based compensation fee expense. In 2014, the administrative expenses included a share-based compensation fee expense of US$42.9 million recorded upon the completion of our initial public offering, representing share-based compensation to Mr. Su for services rendered prior to the initial public offering and was earned specifically upon completion of the initial public offering. We did not incur similar expenses in 2015.  As a result, administrative expenses as a percentage of revenue also decreased from 193.9% in 2014 to 47.8% in 2015.

Other operating income.  Our other operating income decreased from US$6.3 million in 2014 to US$0.2 million in 2015, primarily because we recorded gain on disposal of IPP solar parks in Japan in 2014, while we did not record such gain in 2015.

Reversal of provision for other taxes. In August 2015, we received a tax audit report from one of our subsidiaries’ tax authorities upon the completion of the audit for tax years 2009 to 2013 period. As a result of the completion of this audit, the tax related to the audit period was determined to be US$0.4 million by the relevant tax authorities. As such we reversed the provision for other taxes of US$6.0 million, among others.

Investment income.  Our investment income decreased from US$0.4 million in 2014 to US$0.3 million in 2015.

Other gains and losses.  Our other losses decreased by 55.9% from US$15.6 million in 2014 to US$6.9 million in 2015, primarily because (i) we did not incur in 2015 charge for call option of US$6.6 million related to our Japan silent partnership, which we did in 2014 and (ii) we incurred net foreign exchange gains of US$0.4 million in 2015, as compared to net foreign exchange losses of US$7.4 million in 2014 due to devaluation of Euro and JPY against the US dollar in 2014, partially offset by the increase in fair value charges of financial liabilities primarily relating to Japan silent partnership of US$5,686 thousand.

Finance costs.  Our finance costs increased from US$3.8 million in 2014 to US$3.9 million in 2015.

Other expenses. Our other expenses was US$3.5 million in 2014 primarily consisting of expenses we incurred in connection with our initial public offering. We did not record other expenses in 2015.

Income tax credit.  We incurred income tax credit of US$0.7 million in 2015 primarily due to (i) our loss before taxation, (ii) the tax effect of our non-taxable income relating to our income in connection with the reversal of the provision for other taxes (VAT) as a result of a tax audit in 2015 for one of our subsidiaries, and (iii) a reversal of corporate income tax provision as a result of a tax audit in 2015 for one of our subsidiaries, partially offset by the effects of different tax rates of subsidiaries operating in other jurisdictions.

(Loss) profit for the year.  As a result of the foregoing, we recorded a loss of US$1.6 million for 2015, compared to a loss of US$73.7 million in 2014.

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

Other gains and losses.  Our other losses increased from US$3.5 million in the 2013 to US$15.6 million in 2014, primarily due to (i) an increase in our net foreign exchange loss from US$4.1 million in 2013 to US$7.4 million in 2014 as a result of the depreciation of the Euro against the US dollar, and (2) charge for the call option of US$6.6 million related to the Japanese silent partnership.

Finance costs.  Our finance costs increased from US$2.4 million in 2013 to US$3.8 million in 2014.

Other expenses.  Our other expenses increased from US$2.3 million in the 2013 to US$3.5 million in 2014 due to expenses incurred in connection with our initial public offering.

Income tax expense.  Our income tax expense decreased by 73.0% from US$3.4 million in 2013 to US$0.9 million in 2014, primarily due to an increase in the net loss in 2014.  Income tax expense as a percentage of revenue decreased from 9.2% in 2013 to 2.8% in 2014.

(Loss) profit for the year.  As a result of the foregoing, we recorded a loss of US$73.7 million for 2014, compared to a loss of US$53.9 million in 2013.

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

We believe the anticipated cash flow from operations and the cash from financing activities will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the next 12 months. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt, equity or equity-linked securities, obtain additional credit facilities or seek additional project financing.  Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

Other than the capital control imposed by the Greek government as mentioned elsewhere in this annual report,  we do not anticipate any legal or economic restrictions on the ability of our subsidiaries outside of China to transfer funds to us in the form of cash dividends, loans or advances. Subsidiaries in China which we may establish in the future are required under Chinese law to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of their respective registered capital.  Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  Our future subsidiaries may be permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

As of December 31, 2015, we had cash of US$26.3 million, restricted cash of US$5.6 million which represented deposits placed in banks for the purpose of bidding for potential project permits, US$13.4 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$84.7 million in long-term bank borrowings (excluding the current portion).  As of December 31, 2015, we were in compliance with all material terms and covenants of our loan credit agreements.

In 2015, we drew down loans in the amount of US$55.1 million to refinance our solar parks in Japan..

By September, 2015, we had received an aggregate of JPY9 billion (US$74.8 million) in cash in connection with the silent partnership agreements entered into with two groups of independent third-party investors.  For more details, see “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japanese Silent Partnership.”

By December 31, 2015, we drew down loans of CAD23,241,529 to refinance our solar parks in the Canada.

By December 31, 2015, we had received an aggregate of US$4.3 million in cash in connection with the strategic partnership with Hudson. For more details, see “Item 4. Information on the Company—B. Business Overview— Strategic Partnership with Hudson Clean Energy Partners.”

Partly due to the oversupply of PV modules and intense market competition, we have been able to negotiate flexible credit terms with our suppliers.  For PV modules, we typically do not need to make any payment until six months after delivery.  Our EPC services and balance-of-system suppliers in Japan typically require us to pay an average 30% of the contract price at the time of signing the contract and 30% or more at the time of delivery of the services, with the remaining amount not due until completion of the solar parks.  In Greece and Bulgaria, we typically do not need to make the majority of the payments for EPC services until the solar parks are connected to the grid, or later. In Canada, typically, the entire EPC cost is financed by the EPC company or the designated project buyer. The construction financing is settled at long term debt closing or project transfer after the commercial operation date.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Net cash from (used in) operating activities	(28,589)	38,838	3,793
Net cash used in investing activities	(33,227)	(51,448)	(110,587)
Net cash generated from (used in) financing activities	51,354	71,725	81,064
Net increase (decrease) in cash and cash equivalents	(10,462)	59,115	(25,730)
Cash and cash equivalents at beginning of the year	22,237	9,742	52,993
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2,033)	(15,864)	(991)
Cash and cash equivalents at end of the year	9,742	52,993	26,272

Operating Activities

Our net cash generated from operating activities in 2015 was US$3.8 million.  This cash inflow was primarily attributable to (i) depreciation of IPP solar parks of US$9.2 million, (ii) fair value changes on other non-current liability of US$5.7 million mainly in relation to Japan silent partnership, (iii) an increase in trade and other payables of US$5.6 million due to the increasing payables for expanded operations and maintenance services associated with the increase in number of solar parks, and (iv) finance costs of US$3.9 million. This cash inflow was primarily offset by (i) an increase in trade and other receivables of US$ 11.8 million from electricity income due to the increased capacity of operating solar parks, (ii) reversal of provision for other taxes of US$6.0 million in connection with the tax audit of one of our subsidiaries for which we previously made tax provision, and (iii) a net loss before taxation of US$2.2 million.

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

Investment Activities

Our net cash used in investing activities in 2015 was US$110.6 million.  This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$100.8 million, as a result of our construction of IPP solar parks in Japan, Canada and Uruguay, (ii) investment in associates of US$5.7 million, and (iii) placement of restricted cash of US$5.6 million. This cash outflow was primarily offset by (i) withdrawal of restricted cash of US$5.4 million, and (ii) collection of advances to other related parties of US$1.0 million.

Our net cash used in investing activities in 2014 was US$51.4 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$66.5 million, as a result of our construction of IPP solar parks in Japan and Uruguay, (ii) placement of restricted cash of US$5.4 million, (iii) advance to other related parties of US$2.1 million and (iv) purchases of property, plant and equipment of US$1.2 million, principally consisting of office furniture and equipment. This cash outflow was primarily offset by (i) collection of advance to Sky Solar Holdings Co., Ltd. of US$13.3 million, as we received the repayment in full on June 13, 2014 of an advance we extended to Sky Solar Holdings Co., Ltd. in 2013, (ii) proceeds from disposal of solar parks in Japan and other property, plant and equipment of US$5.6 million, (iii) collection of advances to other related parties of US$2.8 million, and (iv) withdrawal of restricted cash of US$2.3 million, primarily due to recovery of permit deposits previously paid upon the completion of certain solar projects.

Our net cash used in investing activities in 2013 was US$33.2 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks US$35.3 million, primarily due to investments in solar parks in Greece, Japan and Chile, (ii) an increase of US$13.3 million in amounts due from Sky Solar Holdings Co., Ltd., representing a loan to Sky Solar Holdings Co., Ltd. in 2013 in order for Sky Solar Holdings Co., Ltd. to make an additional capital injection into China New Era due to the cash shortage of Sky Solar Holdings Co., Ltd. at the time and (iii) an advance to related parties of US$6.0 million, primarily due to loans to solar parks in Greece before their operation. This cash outflow was primarily offset by (i) the collection of advances to related parties of US$17.1 million, primarily due to collecting previous loans to solar parks in Bulgaria and (ii) the withdrawal of restricted cash of US$5.8 million, primarily due to the completion of construction and connection activities in Greece. On June 13, 2014, we received the repayment in full of the US$13.3 million we advanced to Sky Solar Holdings Co., Ltd. in 2013.

Financing Activities

Our net cash generated from financing activities in 2015 was US$81.1 million.  This cash inflow was primarily attributable to (i) proceeds from bank borrowings of US$47.1 million, primarily for bank borrowings of solar park projects (ii) proceeds of other borrowings of US$46.9 million, and (iii) changes to financial liabilities of US$36.7 million, consisting of proceeds from our silent partnership in Japan. This cash inflow was primarily offset by (i) repayment of banking borrowings of US$40.8 million, (ii) repayment of other borrowings of US$5.5 million, and (iii) interest paid of US$3.9 million.

Our net cash generated from financing activities in 2014 was US$71.7 million. This cash inflow was primarily attributed to (i) proceeds from bank borrowings of $49.9 million, primarily for bank borrowing secured by deposits from related parties, (ii) proceeds from our initial public offering of US$46.1 million in November 2014, (iii) changes to financial liabilities of US$46.5 million, consisting of proceeds from our silent partnership in Japan, (iv) proceeds from other borrowings of US$5.2 million, primarily from a third party leasing company, and (v) an advance from Sky Power Group Ltd. of US$5.1 million, which was converted into equity immediately prior to our initial public offering in November 2014. This cash inflow was primarily offset by (i) repayment of bank borrowings of US$60.2 million, (ii) the repayment of advances from other related parties of US$12.2 million, primarily due to the settlement of amounts due from related parties and (iii) interest payments of US$3.8 million.

Our net cash generated from financing activities in 2013 was US$51.4 million. This cash inflow was primarily due to (i) an advance from Sky Solar Holdings Co., Ltd. of US$34.5 million, (ii) an advance from related parties of US$17.4 million, primarily due to borrowings from shareholders and (iii) changes to financial liabilities of US$5.3 million, primarily for construction work in Japan. This cash inflow was partially offset by (i) the repayment of advance from related parties of US$3.0 million, (ii) interest paid of US$2.4 million and (iii) the repayment of bank borrowings of US$2.1 million.

Capital Expenditures

Our capital expenditures amounted to US$36.2 million, US$74.1 million and US$95 million for 2013, 2014 and 2015, respectively. Our capital expenditure in 2013, 2014 and 2015 related primarily to our investment in solar parks under the IPP model.

Recent Accounting Pronouncements

We have not early applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (1)
IFRS 15	Revenue from Contracts with Customers (1)
IFRS 16	Leases (2)
Amendment to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (3)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (1)
Amendments to IAS1	Disclosure Initiative (3)
Amendment to IFRS 16 and IFRS 38	Clarification of Acceptable Methods of Depreciation and Amortization (3)
Amendment to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle (3)
Amendment to IFRS 16 and IFRS 41	Agriculture: Bearer Plants (3)
Amendment to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception (3)
Amendments to IAS 7	Disclosure Initiative (5)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (5)

(1) Effective for annual periods beginning on or after January 1, 2018

(2) Effective for annual periods beginning on or after January 1, 2019

(3) Effective for annual periods beginning on or after January 1, 2016

(4) Effective for annual periods beginning on or after a date to be determined

(5) Effective for annual periods beginning on or after January 1, 2017

We have not early adopted these new amendments to standards in the preparation of the consolidated financial statements. Our management anticipates that the application of these new and revised standards, amendments to standards will have no material impact on our results and financial position, except for potentially IFRS 9. IFRS 15 and IFRS 16.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

·                  all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss;

·                  with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss;

·                  in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized; and

·                  the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9. greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors of the Company anticipate that the application of IFRS 9 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until we perform a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

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

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. We anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

IFRS 16 Leases

IFRS 16, which upon the effective date will supersede IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

We will assess the impact of the application of IFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until we perform a detailed review.

C.  Research, Development and Intellectual Property

Research and Development

We do not incur significant research and development expenditures.

Patents and Trademarks

For information about the agreements under which we are licensed to use our trademarks, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreements.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Less Than 1 Year	1-2 Years	3-5 Years	More Than 5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	20,079	—	—	—	20,079
Lease commitment	4,040	6,024	9,036	52,698	71,798
Borrowings	16,495	855	3,870	79,946	101,166
Other non-current liabilities	12,540	11,434	7,218	58,288	89,480
Total	53,154	18,313	20,124	190,932	282,523

G. Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Senior Management	Age	Position/Title
Weili Su	48	Chairman of the Board of Directors and Chief Executive Officer
Xiaoguang Duan	60	Director
Dr. Hao Wu	50	Director
Dongliang Lin	54	Director
Andrew (Jianmin) Wang	45	Director and Chief Financial Officer
Arthur (Lap Tat) Wong	56	Independent Director
Andrew Y. Yan	58	Independent Director
Sanjay Shrestha	42	Chief Investment Officer
Armin G. Seifart	52	Vice President and Corporate Counsel
Zhi Hao	40	Managing Director for China
Ronghui Zhang	41	Managing Director for Europe (excluding Spain), Middle East and Africa
Hong Chen	33	Managing Director for Latin America and Spain
Rui Chen	39	Managing Director for Sky Solar Japan and Asia Pacific
Peter (Ping) Liu	50	Managing Director for the North American Region
Aditya Satghare	38	Vice President, Finance & Corporate Strategy for Sky Capital Americas

**          The business address of our directors and executive officers is Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong, People’s Republic of China.

Biographical Information

Weili Su. Mr. Weili Su was the founder of our company, and has been our chairman of the board since October 2009 and chief executive officer since December 2014. Mr. Su is primarily responsible for our strategic planning, business operation and overall management. Mr. Su has over 13 years of working experience in the solar power industry. From 2005 and 2010, Mr. Su founded a number of solar companies, which completed the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008. He established the only privately-funded independent national testing center for PV products in the PRC as of December 31, 2014, which is a laboratory designated by the PRC Finance Ministry for qualifying solar parks for national subsidies. He was a cofounder, director and secretary of Yingli Green Energy Holding Co., Ltd., an NYSE-listed company from November 2001 to September 2004. He was also a judge at the Court of the Baoding City Xinshiqu from September 1992 to July 2000. Mr. Su was awarded a Bachelor of Law by Hebei University in July 1992. He also received an Executive Master of Business Administration from the University of International Business and Economics in December 2005.

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

Andrew (Jianmin) Wang. Mr. Wang has been our chief financial officer since May 2011 and has been our director since October 2015. He is responsible for all financial accounting and capital management aspects. He also leads the information and technology and corporate legal compliance function. Mr. Wang is a professional accountant, having been a member of the China Institute of Certified Public Accountant since August 1995. Mr. Wang has extensive experience with financial services and accounting. He served as Audit Manager at Deloitte Touche Tohmatsu (Shanghai) from July 1993 to February 1999. He moved to Avery (China) Co., Ltd. to serve as finance director from March 1999 to December 2005. He was financial director at Invista Apparel Asia Pacific from January 2006 to May 2007. He then worked at Otis China Holdings Ltd. as their Financial Controller from June 2007 to April 2008. Immediately prior to joining us, he was corporate finance director of Suntech Power Holdings Ltd. from April 2008 to April 2011. Mr. Wang was awarded an Executive Master of Business Administration by Washington University in St. Louis in December 2004. Mr. Wang was awarded a Bachelor of Accounting by Shanghai University of Science and Engineering in July 1993.

Arthur (Lap Tat) Wong. Mr. Wong has been our independent director since our initial public offering in November 2014. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, the independent director and chairman of the audit committee of China Maple Leaf Educational Systems Limited, a company listed on the Hong Kong Stock Exchange, and an independent director of Xueda Education Group, a NYSE-listed company. He also serves as a board member and chairman of the audit committees for VisionChina Media Inc., a NASDAQ-listed company, China Automotive Systems, Inc., a NASDAQ-listed company, Daqo New Energy Corp., an NYSE-listed company, Petroking Oilfield Services Limited, a Hong Kong Stock Exchange-listed company. Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy, and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in that firm’s San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.

Andrew Y. Yan. Mr. Yan has been our independent director since our initial public offering in November 2014. He is also the founding managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an Economist, Research Fellow and Director for Asia respectively in Washington, DC. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Currently, Mr. Yan is also an independent non-executive director of China Petroleum & Chemical ,Corporation, China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group; Non-executive Director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of BlueFocus Communication group and TCL Corporation; and a director of ATA Inc. and ATA Online (Beijing) Education Technology Co., Ltd (all 12 companies are 1isted in the Hong Kong Stock Exchange, NYSE, NASDAQ, London Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock Exchange or New Three Board in China). He also holds directorships in several SAIF portfolio companies. Mr. Yan received a master of art’s degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in China.

Sanjay Shrestha. Mr. Shrestha has been the President of Sky Capital Americas since April 2015 and has been our chief investment officer since August 2015.  He brings over 15 years of experience in the broader clean tech sector to our team.  Most recently he led the renewables investment banking effort at FBR Capital markets.  During 2014, and under his leadership, the firm was ranked among the top renewable energy underwriters in the U.S.  Prior to joining FBR, Mr. Shrestha spent seven years as the global head of renewables research coverage at Lazard Capital Markets.  During his tenure at Lazard Capital Markets, he was a member of the Institutional Investor All America Research team and was also ranked as one of the top five stock pickers on a global basis.  Prior to Lazard Capital Markets, Mr. Shrestha spent seven years at First Albany Capital, where he built the firm’s renewables and industrial research practice.  Starmine/Forbes Magazine ranked him the number 1 stock picker and the number 1 earnings estimator during his tenure at First Albany Capital. Mr. Shrestha also serves as an independent director on the board of directors of Fusemachines.

Armin G. Seifart.  Mr. Seifart joined Sky Solar in November 2015 as Vice President and Corporate Counsel.   Armin brings over 20 years of experience to the company as a US attorney with experience in international M&A and US corporate transactions, infrastructure and project finance in the energy industry, as well as, capital markets transactions.   He also brings significant capabilities and experience to the Company in the areas of project and business development in Latin America, the Caribbean and in Europe, and general US corporate securities and compliance matters.  Prior to joining us, he held the positions of: Associate General Counsel with a developing markets telecom company, Millicom International (2013-2014), Senior Counsel with an integrated oil and gas company handling major transactions and operational matters, Chevron USA (2006-2013), Counsel for a merchant power company, Constellation Power, Inc. (1997-2000) (a former merchant power subsidiary of BG&E, and now an Exelon Company), and Corporate Counsel with a telecom and power construction, engineering and design company, Henkels & McCoy, Inc. (2002-2006).   He was also in private practice with large law firms such as K&L Gates in Washington, D.C. and Miami (1990-1995) and Morgan Lewis (2000-2002).   Armin received his Juris Doctor law degree from Boston College School of Law in 1990 and a bachelor’s degree from Tufts University in 1986.  He is currently a member of the bar in the District of Columbia, Florida and Virginia.

Zhi Hao. Mr. Hao has been our chief investment officer since May 2011. He is responsible for investing in global projects of Sky Solar. He was appointed our managing director for China in December 2014, responsible for executing our strategy to enter the China market. Mr. Hao has over 16 years of international experience specializing in corporate finance and project funding, including working for PricewaterhouseCoopers in their Singapore office. In his role prior to Sky Solar, Mr. Hao spent five years with Suntech Power, including his most recent position as investment director. Mr. Hao was awarded an Master of Business Administration by the National University of Singapore in June 2002 and was awarded a bachelor’s degree by Wuhan University in July 1998.

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

Adjtya Satghare. Mr. Satghare joined Sky Solar in July 2015, in the role of Vice President, Finance & Corporate Strategy for Sky Capital Americas.  His primary responsibilities include leading the financial underwriting, new project evaluation and project execution finance functions for the Americas Region.  In addition, Mr. Satghare also assists in new business development for the US region, along with assisting with corporate capital raising for Sky Solar. Prior to joining Sky Solar, Mr. Satghare was Vice President, Renewable Energy Research at FBR Capital Markets and responsible for leading the firm’s research activities in renewable energy generation, clean transportation and renewable energy financing.  Prior to this, Mr. Satghare was a member of the Renewable Energy Research team for Lazard Capital Markets and also worked within the Investments group at Citigroup Asset Management.  Mr. Satghare brings 14 years of financial industry experience, including 10 years of Renewable Energy experience to Sky Solar.  He has a Bachelors in Mechanical Engineering from University of Mumbai and a Masters in Financial Engineering from NYU Polytechnic, New York.

B.  Compensation

Directors and Senior Management

In 2015, the aggregate cash compensation to all of our directors and our senior management was US$2.5 million and the aggregate total compensation to all of our directors and our executive officers was US$2.6 million.

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

Option / Restricted Share Awards

As of April 1, 2016, options to purchase 330,000 ordinary shares and 2,800,000 restricted shares are outstanding. The following table summarizes the outstanding options and restricted shares that we granted to our directors and senior management and to other individuals as a group under our share incentive plan as of April 1, 2016. We did not grant any outstanding options or restricted shares other than to the individuals named below.

Name	Number of Shares		Exercise Price (for Option Only) (US$)	Grant Date	Expiration Date
Weili Su	—		—	—	—
Xiaoguang Duan	—		—	—	—
Dr. Hao Wu	—		—	—	—
Dongliang Lin	—		—	—	—
Andrew (Jianmin) Wang	—		—	—	—
Arthur (Lap Tat) Wong	180,000		1.00	November 13, 2014	November 13, 2024(1)
Andrew Y. Yan	150,000		1.00	November 13, 2014	November 13, 2024(1)
Sanjay Shrestha	1,000,000	(2)	N/A	July 1 and August 1, 2015	N/A
Armin G. Seifart	—		—	—	—
Zhi Hao	—		—	—	—
Ronghui Zhang	—		—	—	—
Hong Chen	—		—	—	—
Rui Chen	—		—	—	—
Peter (Ping) Liu	—		—	—	—
Aditya Satghare	—		—	—	—
Other Employees	1,800,000	(2)	N/A	November 14, 2014	N/A

(1)                         Or, if earlier, one year after the individual’s death or otherwise the date the individual leaves Sky Solar.

(2)                         Referring to restricted shares.

C.  Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.  A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Compensation Committee

Our compensation committee consists of Mr. Weili Su, Mr. Andrew Y. Yan and Mr. Andrew (Jianmin) Wang. Mr. Weili Su is the chairman of our compensation committee.  Mr. Andrew Y. Yan satisfies the “independence” requirement of the NASDAQ Stock Market Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

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

Interested Transactions

Subject to any separate requirement for Audit Committee approval under applicable law or the NASDAQ Stock Market Rules, a director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board.  Our directors may be appointed by the board or by the shareholders through ordinary resolutions.  Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting.  At each annual general meeting of our company, one-third of the directors at that time, or, if their number is not three or a multiple of three, then the number nearest to, but not greater than, one-third, shall retire from office by rotation, provided that the chairman of the board shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year.  A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting.  A director may be removed from office by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Our directors are divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting.  The three Class I directors have been elected for a term expiring on the date of our 2018 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The two Class II directors have been elected for a term expiring on the date of our 2016 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The two Class III directors have been elected for a term expiring on the date of our 2017 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.  The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Mr. Weili Su
Mr. Andrew (Jianmin) Wang	Mr. Dongliang Lin	Mr. Xiaoguang Duan
Dr. Hao Wu	Mr. Arthur (Lap Tat) Wong	Mr. Andrew Y. Yan

D.  Employees

As of December 31, 2013  2014 and 2015, we had a total of 150 employees, 146 employees and 158 employees, respectively.  As of December 31, 2015, we had 49 employees in Europe, 37 employees in Japan, 26 employees in China and 46 employees in the Americas.  The following table sets forth the number of our employees for each of the major functions as of December 31, 2015:

Number of employees
Permit Development	16
Engineering, Procurement and Construction Management	51
Operations and Maintenance	12
Management and administrative	79
Total	158

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 1, 2016, unless otherwise indicated, of:

·                  each of our directors and executive officers; and

·                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 1, 2016, unless otherwise indicated, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%(1)
Directors and Senior Management:
Weili Su(2)	157,037,155	40.3
Xiaoguang Duan	—	—
Dr. Hao Wu	—	—
Dongliang Lin	—	—
Andrew (Jianmin) Wang	*	*
Arthur (Lap Tat) Wong	*	*
Andrew Y. Yan	*	*
Sanjay Shrestha	*	*
Armin G. Seifart	—	—
Zhi Hao	*	*
Ronghui Zhang	*	*
Hong Chen	*	*
Rui Chen	*	*
Peter (Ping) Liu	*	*
Aditya Satghare	—	—
All directors and executive officers as a group	157,037,155	40.3
Major Shareholders
Flash Bright Power Ltd.(3)	108,038,342	27.7
IDG-ACCEL China Capital Entities(4)	101,949,906	26.1
Farallon Funds and Managed Accounts(5)	29,400,000	7.5

*                 Less than 1% of our total outstanding shares.

(1)             For each person included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is (i) 390,026,670 ordinary shares outstanding, and (ii) the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after April 1, 2016, unless otherwise indicated.

(2)             Represents (i) 108,038,342 ordinary shares held by Flash Bright Power Ltd.  Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by the trust of Mr. Weili Su, our founder, chief executive officer and chairman of the board.  The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 38,998,813 shares held by nineteen other shareholders, over which Mr. Su has voting power pursuant to proxies entered into by Mr. Su and such shareholders, and (iii) 10,000,000 shares in an Employee Incentive Pool for which Mr. Su is the director and member of the advisory committee.

An affiliate of both one of our Japanese silent partners and an international private equity firm, has a right to purchase $30 million of shares at the initial public offering price from Mr. Su, through Flash Bright Power Ltd., during a two-year period commencing on the date which is 180 days after the pricing date of our initial public offering.

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

(5)             Information as of December 31, 2015 and based on a Schedule 13G/A filed on February 12, 2016 by the Farallon Funds,  Farallon Capital Management, L.L.C. (the “Management Company”), Farallon Partners, L.L.C. (the “Farallon General Partner”), Farallon AA GP, L.L.C. (the “FCAAI General Partner”), and the Farallon Individual Reporting Persons.

The Farallon Funds refer to: (i) Farallon Capital Partners, L.P. (“FCP”), (ii) Farallon Capital Institutional Partners, L.P. (“FCIP”), (iii) Farallon Capital Institutional Partners II, L.P. (“FCIP II”), (iv) Farallon Capital Institutional Partners III, L.P. (“FCIP III”), (v) Farallon Capital Offshore Investors II, L.P. (“FCOI II”), and (vi) Farallon Capital AA Investors, L.P. (“FCAAI”).  The business address for Farallon Capital Management L.L.C. is ONE MARITIME PLAZA, SUITE 2100, SAN FRANCISCO CA 94111.

The Farallon Individual Reporting Persons refer to the following persons, each of whom is a managing member of both the Farallon General Partner and the Management Company and a manager or a senior manager, as the case may be, of the FCAAI General Partner, with respect to the Shares held by the Farallon Funds and the Managed Accounts:  Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

The Shares reported or the Farallon Funds are owned directly by the Farallon Funds, and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be a beneficial owner of all such shares owned by the Managed Accounts. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III and FCOI II and the sole member of the FCAAI General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds. The FCAAI General Partner, as general partner of FCAAI, may be deemed to be a beneficial owner of all such shares owned by FCAAI. Each of the Farallon Individual Reporting Persons, as a managing member of both the Farallon General Partner and the Management Company and a manager or senior manager, as the case may be, of the FCAAI General Partner, with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such shares owned by the Farallon Funds and the Managed Accounts.

As of the date of this annual report, none of our shareholders have different voting rights from other shareholders, nor are we aware of any arrangement the operation of which may at a subsequent date result in a change in control of our company.

B.  RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2015.

Transactions with Certain Affiliates and Shareholders

Transactions with RisenSky Solar and its subsidiaries

We provided EPC and O&M services as well as sold PV modules with an aggregate revenue of US$0.3 million in 2015 to RisenSky Solar S.a.r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar. As of December 31, 2015, we had trade-related amounts due from RisenSky Solar and its subsidiaries of US$1.0 million and non-trade related amounts due from RisenSky Solar and its subsidiaries of US$3.9 million consisting of unsecured payable to us, with 3% interest rate.

As of December 31, 2015, we had non-trade related amounts due to RisenSky Solar of US$0.01 million. These non-trade related amounts consisted of unsecured and interest free loans payable to RisenSky.

Transactions with Sky Solar (Hong Kong) International Co., Ltd.

We paid interest expenses to Sky Solar (Hong Kong) International Co., Ltd., or Sky Solar (Hong Kong), a company wholly owned by Mr. Su, in aggregate amounts of US$0.1 million in 2015, for their cash pledged on our behalf to secure certain bank facilities.

As of December 31, 2015, we had non-trade related amounts due to Sky Solar (Hong Kong) of US$2.0 million. These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar (Hong Kong). As of December 31, 2015, we had non-trade related amounts due from Sky Solar (Hong Kong) of US$1.4 million. These non-trade related amounts consisted of unsecured and interest-free loans payable to us.

Transactions with Sky Solar Holdings Co., Ltd.

In September 2015, we entered into several assignment agreements with multiple parties, including Sky Solar Holdings Co., Ltd., our former shareholder, two other related parties, namely Qinghai Jinguoxing New Energy Investment Technology Limited (“Qinghai Jinguoxing”) and Sky Solar New Energy Investment Limited (“Sky Solar New Energy”), and two third parties to settle our payables to these third parties in the amount of approximately US$1.2 million. As a result of these assignments, our amounts due to Qinghai Jinguoxing increased by US$1.7 million, our amounts due to Sky Solar New Energy increased by US$1.3 million, our amounts due from Sky Solar Holdings Co, Ltd. increased by US$1.6 million, and our amounts due from the two third parties increased by US$0.2 million.

As of December 31, 2015,  we had amounts due to Sky Solar Holdings Co., Ltd. of US$1.6 million,  consisting of unsecured and interest-free loans payable to Sky Solar Holdings Co., Ltd. by us.

Transactions with Sky Solar New Energy Investment Limited

We paid interest expenses to Sky Solar New Energy, a company wholly owned by Mr. Su in aggregate amounts of US$0.6 million in 2015, for their cash pledged on our behalf to secure certain bank facilities.

In September 2015, we entered into several assignment agreements with Sky Solar New Energy, two other related parties, namely Sky Solar Holdings Co., Ltd. and Qinghai Jinguoxing, and two third parties to settle our payables to these third parties in the amount of approximately US$1.2 million. As a result of these assignments, our  amounts due to Qinghai Jinguoxing increased by US$1.7 million, our amounts due to Sky Solar New Energy increased by US$1.3 million, our amounts due from Sky Solar Holdings Co, Ltd. increased by US$1.6 million, and our amounts due from the third parties increased by US$0.2 million.

As of December 31, 2015, we had non-trade related amounts due from Sky Solar New Energy of US$1.5 million.

Transactions with Beijing Sky Solar Investment Management Co., Ltd.

We paid interest expenses to Beijing Sky Solar Investment Management Co., Ltd. in aggregate amounts of US$0.2 million in 2015, for their cash pledged on our behalf to secure certain bank facilities.

As of December 31, 2015, we had non-trade related amounts due to Beijing Sky Solar Investment Management Co., Ltd. of US$0.04 million. These non-trade related amounts consisted of interest expenses payable to Beijing Sky Solar Investment Management Co., Ltd.

Transactions with Weili Su

As of December 31, 2015, we had non-trade related amounts due to Mr. Weili Su, our founder and CEO of US$2.4 million. These non-trade related amounts consisted of a compensation due to Mr. Weili Su in connection with our disposal of a subsidiary, Sky Solar Investment Limited, with net liabilities to Mr. Weili Su.

Transactions with Qinghai Jingguoxing New Energy Investment Technology Limited

In September 2015, we entered into several assignment agreements with Qinghai Jingguoxing, a subsidiary in which Mr. Weili Su owns 70%, two other related parties, namely Sky Solar Holdings Co., Ltd. and Sky Solar New Energy, and two third parties to settle our payables to these third parties in the amount of approximately US$1.2 million. As a result of these assignments, our  amounts due to Qinghai Jinguoxing increased by US$1.7 million, our amounts due to Sky Solar New Energy increased by US$1.3 million, our amounts due from Sky Solar Holdings Co, Ltd. increased by US$1.6 million, and our amounts due from the third parties increased by US$0.2 million.

As of December 31, 2015, we had non-trade related amounts due to Qinghai Jingguoxing New Energy Investment Technology Limited, of US$1.7 million.

Transactions with OKY Solar Holdings and its subsidiaries

We sold certain permits in the amount of US$4.1 million to Oky Solar Holdings and its subsidiaries in 2015.

Loans from and to Affiliates

The following table includes loans from our affiliates in 2015 and up to March 31, 2016.  These loans are for our corporate and working capital purposes:

	Largest amount outstanding during 2015 and up to March 31, 2015	Outstanding balance as of March 31, 2016
	(US$ in thousands)	(US$ in thousands)
Sky Solar (Hong Kong) International Co., Ltd.	2,857	2,007
China New Era	181	181
Sky Solar New Energy	1,254	1,254
RisenSky Solar and its subsidiaries	7	7
Qinghai Jingguoxing New Energy Investment Technology Limited(1)	1,742	1,742
Beijing Sky Solar Investment Management Co., Ltd.(3)	36	36

*                 These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum.

(1)             The entity was 70% owned by Mr. Su as at December 31, 2014 and 2015.

(2)             On October 1, 2015, we entered into an agreement with Mr. Su, our chairman and chief executive officer, to sell and transfer all the shares in our 100% owned subsidiary Sky Solar Investment Limited.  See “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2015, Sky Solar Investment Limited was controlled by Mr. Su.

(3)             The entity was controlled by Mr. Su as at December 31, 2014 and 2015.

The following table includes loans to our affiliates in 2015 and up to March 31, 2016.  These loans are for the general corporate and working capital purposes of these affiliates:

	Largest amount outstanding during 2015 and up to March 31, 2016	Outstanding balance as of March 31, 2016
	(US$ in thousands)	(US$ in thousands)
SWL Flash Bright Limited(1)	5	5
Sky Solar (Hong Kong) International Co., Ltd. (2)	1,809	1,478
Sky Solar New Energy(3)	1,574	1,376
Tany International (Baoding) Solar Electric Co., Ltd.(4)	825	825
Sky Solar Holdings Co., Ltd. (5)	1,569	1,569
China New Era(6)	7,644	6,796
RisenSky Solar and its subsidiaries(7)	4,935	3,932
Sky Global Solar S.A.(8)	10	10
Oky Solar Holdings(9)	2,984	2,984

*                 These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0%  per annum.

(1)             SWL Flash Bright Limited was a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2014 and 2015.

(2)             The entity is 100% owned by Mr. Su as at December 31, 2014 and 2015.

(3)             The entity was controlled by Mr. Su as at December 31, 2014 and 2015.

(4)             The entity was controlled by Mr. Su as at December 31, 2014 and 2015.

(5)             Sky Solar Holdings Co., Ltd. is a former shareholder of Sky Solar Holdings, Ltd.

(6)             Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain of our key management acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an associate of Sky Solar Holdings and considered as our related party.

Included in the balance amount due from China New Era as of December 31, 2015, an allowance for doubtful debt of US$2.2 million is provided for receivables for which they have defaulted on payment obligation.

(7)             In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). The Group is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as our associate.

(8)                   Mr. Su held 40% equity interests in Sky Global Solar S.A. as at December 31, 2014 and 2015. Mr. Su has         significant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

(9)             Sky Solar Japan held  30% of the shares in Oky Solar Holdings while the remaining 70% were held by Orix K.K. as of December 31, 2015.

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

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the NASDAQ Capital Market for the periods indicated.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual Highs and Lows	12.95	4.29
2015 2014 (from November 13, 2014)	14.00	6.00

Quarterly Highs and Lows
Fourth Quarter 2014 (from November 13, 2014)	14.00	6.00
First Quarter 2015	12.95	9.00
Second Quarter 2015	12.00	6.50
Third Quarter 2015	9.46	4.29
Fourth Quarter 2015	8.38	4.68
First Quarter 2016	7.2	2.04
Monthly Highs and Lows
November 2015	8.38	6.77
December 2015	7.98	4.68
January 2016	7.20	3.08
February 2016	4.38	2.48
March 2016	3.62	1.12
April 2016	6.52	2.44

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

C.  Material Contracts

In the past two fiscal years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview” “Item 7, Major Shareholders and Related Party Transactions—B. Related Party Transactions.” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E.  Taxation

The following discussion of the material Cayman Island and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Acting Clerk of the Cabinet (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (2) that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the share debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concession Law (2011 Revision).  The undertaking for the Company is for a period of twenty years from 10 September, 2013.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.  The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

An exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law of the Cayman Islands.

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

This discussion does not address all U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

·                  a dealer in securities or currencies;

·                  a financial institution or a member of a financial services group;

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

This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances.  Moreover, this discussion does not address any state, local or non-U.S. tax consequences, the Medicare tax on net investment income, the alternative minimum tax or any aspects of U.S. federal tax law other than income taxation.  If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Dividends will constitute non-U.S. source income for U.S. foreign tax credit purposes and generally will be “passive category” income.  In the event we are required to withhold PRC income tax on dividends paid to you with respect to our ADSs or ordinary shares under the EIT Law and its Implementing Rules (as described under “PRC Taxation” above), you may, subject to certain limitations, be eligible to claim a U.S. foreign tax credit or a deduction for the PRC tax withheld.  The rules governing the U.S. foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the U.S. foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2015.  Based on the current and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not currently anticipate becoming a PFIC for our current taxable year.  However, because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

A U.S. investor in a PFIC may in certain circumstances mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code.  This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

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

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and U.S. Treasury regulations promulgated thereunder, certain U.S. Holders that hold “specified foreign financial assets” as defined in the U.S. Treasury regulations, (which may include our ADSs or ordinary shares), other than in an account at a U.S. financial institution or certain U.S. branch of a non-U.S. bank or insurance company, are required to report information relating to such assets, subject to applicable exceptions.  U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of our ADSs or ordinary shares.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Certain of our investment holding companies transact in their respective functional currencies, for example, the Euro, which is a foreign currency to Sky Solar Holdings, Ltd.  In addition, certain intracompany loans are denominated in the U.S. dollar, which is not the functional currency of our operating subsidiaries.  The monetary assets and monetary liabilities of our subsidiaries are primarily denominated in U.S. dollars, Japanese yen, Euros and CAD, whichever is the functional currency of the respective subsidiary, at the end of each reporting date.  We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks, but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.”

Sensitivity Analysis

We are mainly exposed to foreign currency risk from the fluctuations U.S. dollar, which is our reporting currency against the Euro, Japanese Yen and CAD, which are the functional currencies of a majority of our operating subsidiaries. Our operations in Japan, Bulgaria, South Africa and Canada are transacted in their respective local currency.  The following table details our sensitivity and the sensitivity of our subsidiaries to a 10% increase and decrease in the respective functional currency against the U.S. dollar. The sensitivity rate of 10% represents management’s assessment of the reasonably possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in their respective functional currency.  A positive number below indicates an increase in equity where the respective functional currencies strengthen 10% against the U.S. dollar. For a 10% weakening of their respective functional currencies against the U.S. dollar, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year Ended December 31,
	2014	2015
	Thousand USD	Thousand USD
EURO	(1,556)	(580)
CAD	(1,056)	(1,512)
JPY	(5,224)	(9,831)

We currently do not have a foreign currency hedging policy, but we monitor our foreign risks and will consider hedging significant foreign currency exposure, should we determine that it is appropriate.

Interest Rate Risk

Our cashflow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings.

Our fair value interest rate risk relates mainly to fixed-rate borrowings.

We are of the view that reasonably possible changes in interest rates for the relevant financial instruments will not result in material changes to our financial position or results.

To mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt, we entered into certain interest rate swap contracts. Under these contracts, we agree to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest swap contracts outstanding at the end of the reporting period.

	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
	2015/12/31%	2014/12/31%	2015/12/31 Thousand	2014/12/31 Thousand	2015/12/31 Thousand	2014/12/31 Thousand
Cash flow hedges
Effective portion of hedging
Outstanding receive floating pay fixed contracts
Canada
From 2015 to 2030	5.58	—	16,302	—	680	—
Ineffective portion of hedging
Outstanding receive floating pay fixed contracts
Canada
From 2014 to 2019	4.50	5.75	492	2,683	196	122
Not designated for hedging
Outstanding receive fixed pay floating contracts
Japan
From 2015 to 2032	3.10	—	19,090	—	511	—

The interest rate swaps settle on a quarterly basis. The floating and fixed rate on the interest rate swaps is the local interbank rate in Canada and Japan. We will settle the difference between the fixed and floating rate on a net basis.

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

Our credit risk primarily relates to our trade and other receivables, restricted cash, cash and cash equivalents and amounts due from related parties.  We generally grant credit only to clients and related parties with good credit ratings and also closely monitors overdue debts.  In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

Our credit risk as at December 31, 2014 was concentrated on trade receivables from electricity companies in Japan and Europe, that amounted to approximately US$4.0 million and accounted for 39.4% of our total trade receivables. Our credit risk as at December 31, 2015 was concentrated on trade receivables from electricity companies in Japan, Canada and Europe, that amounted to approximately US$13.0 million and accounted for 89.0% of our total trade receivables.

Our credit risk as at December 31, 2014 and 2015 on balances with related parties was concentrated on three and four related parties, respectively, which are engaged in solar industry in the PRC and overseas countries and amounted to approximately US$14.9 million and US$14.1 million, representing 67.6% and 79.2%, respectively, of our total balances from related parties.

The credit risk on our liquid funds and restricted cash of is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and good reputation. We do not have concentration of credit risk on liquid funds at the end of each reporting period.

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

The following tables detail the remaining contractual maturity for our financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash flows, including both principal and interest, of financial liabilities based on the earliest date on which we can be required to pay.

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2014
Trade and other payables	N/A	51,838	—	—	—	51,838	51,838
Amounts due to other related parties	N/A	2,148	—	—	—	2,148	2,148
Borrowings— variable rate	3.35%	1,405	1,405	4,215	11,210	18,235	14,309
Borrowings— fixed rate	2.73%	31,550	248	731	6,179	38,708	35,372
		86,941	1,653	4,946	17,389	110,929	103,667
At December 31, 2015
Trade and other payables	N/A	42,636	—	—	—	42,636	42,636
Amounts due to other related parties	N/A	7,606	—	—	—	7,606	7,606
Borrowings— variable rate	3.31%	823	883	948	10,764	13,418	12,329
Borrowings— fixed rate	3.80%	15,672	—	1,762	79,988	97,422	88,837
		66,737	883	2,710	90,752	161,082	151,408

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details our liquidity analysis for our financial liabilities at FVTPL, representing liabilities we recorded during the year ended December 31, 2014 and 2015 for arrangements with certain third parties as at December 31, 2014 and 2015. The table is presented based on the undiscounted projected cash outflows on such instruments that we expect to settle. The liquidity analysis for our financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average					Total	Total
	effective					undiscounted	carrying
	interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	cash flows	amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand US D	Thousand US D
At December 31, 2014
Other non-current liabilities	14.1%	6,732	6,730	48,229	7,454	69,145	48,663

At December 31, 2015
Other non-current liabilities	14.3%	12,540	13,087	9,395	98,472	133,494	89,480

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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs.  In 2015, we didn’t received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2013, 2014, and 2015.

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

For the period from the effective date to December 31, 2015, we applied all the net proceeds from our initial public offering in the following manner: (i) we used approximately US$19.6 million, US$3.7 million, and US$12.0 million for the construction of our shovel-ready projects in Latin America, Canada, and Japan, respectively, and (ii) we used approximately US$5.0 million for our business development in the United States.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2015. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC. Factors that our management reviewed and analyzed are as follows:

·      Board meetings on a periodical basis to review key performance data;

·      Amount and pattern of communications between our senior management in our headquarters and our local teams, for example, boards of directors of our local operations include our CEO and CFO, which helps to ensure detail knowledge of our activities and issues;

·      the timeliness of the disclosures made by us since we became a public company;

·      the effectiveness of our disclosure policy, which encourages open and timely disclosure of material events, and the procedures established to implement that policy; and

·      our Code of Business Conduct and Ethics, which provides methods to report violations of our disclosure policies.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS. Our board of directors is responsible for ensuring that management fulfills its responsibilities. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified two material weaknesses related to, among other deficiencies, (i) insufficient accounting resources and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC, and (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components. Because of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Remediation Actions and Plans

We have taken a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, we formed an audit committee, which consists of independent directors to oversee the operation of our finance department, and to approve all related party transactions and other significant transactions. We also formed a team to supervise documentation of internal control policies and procedures, and tested on the internal control policies procedures. In addition, we mitigated certain deficiencies in policies and procedures identified in previous years.

In cooperation with our board’s audit committee, we plan to further take a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, to address the material weakness related to insufficient accounting resources and process necessary to comply with reporting and compliance requirements of IFRS and the SEC, we plan to (i) hire additional accounting personnel with experience in IFRS and SEC reporting requirements, especially at the regional level; and (ii) provide regular training on an ongoing basis to our accounting personnel that covers a broad range of accounting and financial reporting topics. To address the material weakness related to the lack of sufficient written policies and proper procedures in relation certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, we plan to (i) develop and apply a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records; (ii) form an internal audit department, which will directly report to our audit committee.

As of December 31, 2015, we determined that the remediation of the above-mentioned material weaknesses and other control deficiencies was in progress.  The ongoing implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Attestation Report of the Independent Registered Public Accounting Firm

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

Changes in Internal Control over Financial Reporting

The matters described above constitute the changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting during the period covered by this annual report on Form 20-F.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2014 and 2015.

	For the years ended December 31,
	2014	2015
	(US$ in thousands)
Audit Fees(1)	1,714	1,155
Audit—related Fees(2)	124	30
Tax Fees(3)	40	47
Total	1,878	1,232

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
1.1

Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

2.1	Registrant’s Specimen American Depositary Receipt (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
2.3

Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (previously filed with the Registration Statement on Form F-6 (File 333-199512) filed on October 22, 2014 and incorporated herein by reference)

4.1	2009 Stock Incentive Plan (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
4.2	2014 Equity Incentive Plan (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
4.3

Form of Employment Agreement with the Registrants’ executive officers (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.4

Form of Indemnification Agreement with the Registrants’ directors (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.5	Trademark License Agreement dated September 3, 2013 (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
4.6	Trademark License Agreement dated September 6, 2013 (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
4.7

Translation of Deed of Non-competition and Right of First Refusal (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.8

Registration Rights Agreement between Sky Solar Holdings, Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., CES Holdings Ltd., Sino-Century HX Investments Limited and Permal Select Opportunities Ltd. (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.9

Registration Rights Agreement between Sky Solar Holdings, Ltd. and Solar Partnership Capital II Ltd. dated October 10, 2014 (previously filed with Amendment No. 1 to the Registration Statement on Form F-1 (File 333-198817) filed on October 22, 2014 and incorporated herein by reference)

4.10

Translation of Amendment to Deed of Non-competition and Right of First Refusal dated October 22, 2014 (previously filed with Amendment No. 1 to the Registration Statement on Form F-1 (File 333-198817) filed on October 22, 2014 and incorporated herein by reference)

4.11

Share Exchange Agreement dated September 12, 2013 (previously filed with Amendment No. 5 to the Registration Statement on Form F-1 (File 333-198817) filed on November 10, 2014 and incorporated herein by reference)

4.12

Novation Agreement dated September 12, 2013 (previously filed with Amendment No. 5 to the Registration Statement on Form F-1 (File 333-198817) filed on November 10, 2014 and incorporated herein by reference)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Chairman and Chief Executive Officer

Date: May 2, 2016

SKY SOLAR HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income (expense), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

May 2, 2016

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE EXPENSE

(U.S. dollars in thousands, except for per share information or as otherwise noted)

			Year ended December 31,
	Notes		2013	2014	2015
Revenue	6
Related parties			5,564	1,788	4,450
Non-related parties			30,893	31,097	42,705
Total Revenue			36,457	32,885	47,155
Cost of sales and services			(29,270)	(20,747)	(18,533)
Gross profit			7,187	12,138	28,622
Impairment loss on IPP solar parks	22	(B)	(21,645)	(1,549)	(1,835)
Provision on receivables	19, 20		(3,521)	(2,200)	(1,071)
Selling expenses			(848)	(1,160)	(1,171)
Administrative expenses			(25,030)	(63,770)	(22,556)
Other operating income	16		484	6,293	197
Reversal of provision for other taxes	13		—	—	6,025
(Loss) profit from operations			(43,373)	(50,248)	8,211
Investment income	8		960	405	349
Other gains and losses	9		(3,488)	(15,647)	(6,901)
Finance costs	10		(2,352)	(3,817)	(3,897)
Other expenses	11		(2,266)	(3,526)	—
Loss before taxation	12		(50,519)	(72,833)	(2,238)
Income tax (expense) credit	13		(3,372)	(910)	684
Loss for the year			(53,891)	(73,743)	(1,554)
Other comprehensive expense that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations			(352)	(11,114)	(10,310)
Fair value loss arising during the year for cash flow hedges			—	—	(680)
Total comprehensive expense for the year			(54,243)	(84,857)	(12,544)
Loss for the year attributable to owners of the Company			(53,801)	(73,844)	(1,397)
(Loss) profit for the year attributable to non-controlling interests			(90)	101	(157)
			(53,891)	(73,743)	(1,554)
Total comprehensive (expense) income attributable to:
Owners of the Company			(54,163)	(84,890)	(12,379)
Non-controlling interests			(80)	33	(165)
			(54,243)	(84,857)	(12,544)
Loss per share—Basic	15		(0.16)	(0.21)	(0.004)
Loss per share—Diluted	15		(0.16)	(0.21)	(0.004)

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for per share information or as otherwise noted)

			As of December 31,
	Notes		2014	2015
Current assets:
Cash and cash equivalents			52,993	26,272
Restricted cash			5,438	5,560
Amount due from Sky Solar Holdings Co., Ltd.	18		—	1,569
Amounts due from other related parties	19		15,175	13,225
Trade and other receivables	20		20,321	31,052
Inventories	21		1,569	3,295
			95,496	80,973
Non-current assets:
Property, plant and equipment	22	(A)	1,011	799
Investment property	22	(B)	1,358	1,414
IPP solar parks	22	(B)	180,610	259,423
Intangible assets	23		220	147
Interests in associates	24		5	3,806
Amounts due from other related parties	19		—	2,984
Deferred tax assets	25		3,850	1,365
Other non-current assets	26		7,036	10,169
			194,090	280,107
Total assets			289,586	361,080
Current liabilities:
Trade and other payables	27		60,297	47,912
Amount due to Sky Solar Holdings Co., Ltd.	18		40	—
Amounts due to other related parties	28		2,108	7,606
Amounts due to customers for contract work	17		1,194	—
Taxes payable			5,485	2,197
Borrowings	29		31,735	16,495
			100,859	74,210
Non-current liabilities:
Borrowings	29		17,946	84,671
Financial liabilities	30		47,032	89,480
			64,978	174,151
Total liabilities			165,837	248,361
Total assets less total liabilities			123,749	112,719
Equity:
Share capital	31		5	5
Reserves			123,711	112,846
Equity attributable to owners of the Company			123,716	112,851
Non-controlling interests			33	(132)
Total equity			123,749	112,719
Total liabilities and equity			289,586	361,080

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for per share information or as otherwise noted)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Cash flow Hedge reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
			(Note a)	(Note f)			(Note b)
At January 1, 2013	—	35,593	84	—	(19,378)	—	—	16,299	79	16,378
Loss for the year	—	—	—	—	(53,801)	—	—	(53,801)	(90)	(53,891)
Other comprehensive (expense) income for the year	—	—	(363)	—	—	—	—	(363)	11	(352)
Total comprehensive (expense) for the year	—	—	(363)	—	(53,801)	—	—	(54,164)	(79)	(54,243)
Share-based compensation	—	5,129	—	—	—	—	—	5,129	—	5,129
Contribution of amounts due to Solar Sky Solar Holdings Co., Ltd. (Note 18)	—	—	—	—	—	130,840	—	130,840	—	130,840
Transfer to legal reserve	—	—	—	—	(394)	—	394	—	—	—
At January 1, 2014	—	40,722	(279)	—	(73,573)	130,840	394	98,104	—	98,104
(Loss) profit for the year	—	—	—	—	(73,844)	—	—	(73,844)	101	(73,743)
Other comprehensive (expense) for the year	—	—	(11,046)	—	—	—	—	(11,046)	(68)	(11,114)
Total comprehensive (expense) income for the year	—	—	(11,046)	—	(73,844)	—	—	(84,890)	33	(84,857)
Share-based compensation	—	1,032	—	—	—	42,909	—	43,941	—	43,941
Contribution of amounts due to Sky Power Group Ltd. (Note 19)	—	—	—	—	—	14,554	—	14,554	—	14,554
Shareholder’s contribution (Note c)	—	—	—	—	—	1,381	—	1,381	—	1,381
Net Initial Public Offering (“IPO”) proceeds (Note d)	5	—	—	—	—	44,021	—	44,026	—	44,026
Deemed contribution ( Note 30)	—	—	—	—	—	6,600	—	6,600	—	6,600
At December 31, 2014	5	41,754	(11,325)	—	(147,417)	240,305	394	123,716	33	123,749
Loss for the year	—	—	—		(1,397)	—	—	(1,397)	(157)	(1,554)
Other comprehensive expense for the year	—	—	(10,302)	(680)	—	—	—	(10,982)	(8)	(10,990)
Total comprehensive expense for the year	—	—	(10,302)	(680)	(1,397)	—	—	(12,379)	(165)	(12,544)
Transfer to legal reserve	—	—	—	—	(133)	—	133	—	—	—
Reversal of IPO expense (Note e)	—	—	—	—	—	125	—	125	—	125
Share-based compensation	—	1,389	—	—	—	—	—	1,389	—	1,389
At December 31, 2015	5	43,143	(21,627)	(680)	(148,947)	240,430	527	112,851	(132)	112,719

Notes:

(a)                                      Exchange differences relating to the translation of the net assets of the Group’s (as defined in note 1) international operations from their functional currencies to the presentation currency of the Group’s consolidated financial statements are recognized directly in other comprehensive income (expense) and accumulated in the translation reserve. Such exchange differences accumulated in the translation reserve are reclassified to profit or loss on the disposal of the foreign operations.

(b)                                     As stipulated by the relevant laws and regulations for foreign investment enterprises in the Czech Republic (“Czech”) and the Kingdom of Spain (“Spain”), companies established in Czech and Spain are required to maintain a legal reserve fund which is non-distributable. Appropriations to such reserve is made out of profit after taxation of the statutory financial statements of these companies at rate of 10% until up to 20% of the equity share of the companies. The legal reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue.

(c)                                      On December 31, 2013, the Group has a receivable due from a third party amounting to approximately US$9.6 million (equivalent to European dollar (‘‘EURO’’) 7 million), which was initially paid on November 2012 to secure an energy project investment opportunity. The Group recognized an impairment loss of approximately US$1. 4 million (Note 20) as at December 31, 2013. On June 1, 2014, the Group assigned the creditor’s rights of EURO7 million principal and the corresponding interest to Sky Solar (Hong Kong) International Co., Ltd., an entity which is 100% owned and controlled by Mr. Su Weili (‘‘Mr. Su’’ or the ‘‘Founder’’), the chairman and chief executive of the Group, for a consideration of EURO7 million (equivalent to US$9.6 million). The receivable due from Sky Solar (Hong Kong) International Co., Ltd. resulted from this assignment was then settled against the Group’s payables due to Sky Solar (Hong Kong) International Co., Ltd. The excess of the consideration upon assignment over the net book value of the receivable as at June 1, 2014 was considered to be a contribution granted by Mr. Su. and accounted for as a shareholder’s contribution.

(d)                                     On November 13, 2014, the Company completed its initial public offering and issued 6.4 million American Depositary Shares (“ADSs”), each representing eight ordinary shares, at a price to the public of USD8.00 per ADS, which included the issuance of 828,750 ADSs upon exercise in full of underwriters’ option to purchase additional ADSs. The Company’s net proceeds from the offering were recorded after deducting underwriting discounts and commission and offering expenses.

(e)                                      On June 23, 2015, the Company received a refund amounting to US$125 thousand from NASDAQ for the change of listing tiers from Global Select Market to Global Market.

(f)                                       During the year ended December 31, 2015, the Group has entered into a series of loan agreements in Canada. The loan agreements specify a variable interest rate equal to 3-montsh Canadian Dollar Offered Rate (“CDOR Rate”) plus 2.74% - 3.43%. To manage the interest rate exposure, the Group had signed several interest swaps arrangements which allow the Group to swap fixed interest rate equal to 5.75% or 5.50% to the interest rate swaps. The Company has chosen to apply the hedge accounting requirements of IAS39. The cash flow hedge reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2013	2014	2015
Operating activities
Loss before taxation		(50,519)	(72,833)	(2,238)
Adjustments for:
Interest income		(781)	(405)	(200)
Finance costs		2,352	3,817	3,897
Depreciation of property, plant and equipment		283	531	281
Depreciation of IPP solar parks		4,395	6,177	9,229
Amortization of intangible assets		101	214	102
Warranty provision/ (reversal)	27	649	(290)	(334)
Share-based compensation		4,576	43,941	1,389
Fair value changes on other non-current liability	9	—	1,366	5,686
Loss on disposal of property, plant and equipment		2	—	64
Loss on disposal of intangible assets		190	17	6
Impairment loss on IPP solar parks		21,645	1,549	1,835
Provision on receivables		3,521	2,200	1,071
Expense relating to call option issued by the founder of the Company	9	—	6,600	—
Share of profit of associates		—	—	(149)
Gain on disposal of IPP solar parks	16	—	(4,850)	—
Gain on disposal of a subsidiary	9, 34	(986)	—	—
Reversal of provision for other taxes	13	—	—	(6,025)
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	9	—	—	585
Unrealized gain from sales to associates	24	—	574	2,040
Operating cash flows before movements in working capital		(14,572)	(11,392)	17,239
(Increase)/ decrease in inventories		6,155	—	(1,726)
(Increase)/ decrease in trade and other receivables		(12,772)	39,495	(11,790)
(Increase)/ decrease in amounts due from other related parties		5,228	12,298	(2,902)
Decrease in amount due from customers for contract work		16,975	1,333	—
Increase/ (decrease) in trade and other payables		(18,407)	2,896	5,591
Decrease in amounts due to other related parties		(2,986)	(18)	(22)
Decrease in amounts due to customers for contract work		(2,257)	(40)	(1,194)
Cash generated from/ (used in) operations		(22,636)	44,572	5,196
Income taxes paid		(5,953)	(5,734)	(1,403)
Net cash generated from/ (used in) operating activities		(28,589)	38,838	3,793

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2013	2014	2015

Investing activities
Withdrawal of restricted cash		5,821	2,275	5,438
Placement of restricted cash		(2,275)	(5,438)	(5,560)
Collection of advances to other related parties		17,138	2,751	1,043
Advances to other related parties		(6,046)	(2,137)	(30)
Interest income received		781	404	200
Purchases of property, plant and equipment		(604)	(1,182)	(327)
Purchases of intangible assets		(372)	(22)	(241)
Payments for IPP solar parks		(35,257)	(66,535)	(100,823)
Proceeds from disposal of property, plant and equipment		862	5,584	56
Proceeds from disposal of intangible assets		—	164	180
Advance to Sky Solar Holdings Co., Ltd.		(13,267)	—	—
Collection of advance to Sky Solar Holdings Co., Ltd		—	13,267	—
Investment in associates		—	(579)	(5,692)
Disposal of subsidiaries	34	(31)	—	(4,831)
Acquisition of subsidiaries	33	23	—	—
Net cash used in investing activities		(33,227)	(51,448)	(110,587)
Financing activities
Proceeds from bank borrowings		—	49,880	47,126
Repayment of bank borrowings		(2,081)	(60,222)	(40,751)
Proceeds from other borrowings		1,629	5,178	46,949
Repayment of other borrowings		—	(1,630)	(5,470)
Contribution from Sky Power Group Ltd.		—	5,055	—
Proceeds from IPO		—	46,107	—
Offering expenses of IPO		—	(2,081)	—
Advance from Sky Solar Holdings Co., Ltd.		34,451	40	—
Refund of IPO expense		—	—	125
Advances from other related parties		17,383	—	480
Repayment of advances from other related parties		(2,989)	(12,190)	(218)
Changes of financial liabilities	30	5,313	45,405	36,720
Interest paid		(2,352)	(3,817)	(3,897)
Net cash generated from financing activities		51,354	71,725	81,064
Net (decrease)/ increase in cash and cash equivalents		(10,462)	59,115	(25,730)
Cash and cash equivalents at beginning of the year		22,237	9,742	52,993
Effects of exchange rate changes on the balance of cash held in foreign currencies		(2,033)	(15,864)	(991)
Cash and cash equivalents at end of the year		9,742	52,993	26,272
Supplemental information of non-cash transactions:

Details of other non-cash transactions regarding the disposal of subsidiaries are set out in notes 33 and 34, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 18 and Note 19.  Unsettled trade and other payables for acquisitions of property, plant and equipment and IPP solar parks are USD29.6 million, USD27.8 million and USD26.1 million as of December 31, 2013, 2014 and 2015, respectively.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except for earnings (loss) per share or otherwise noted)

1. CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

SKY SOLAR HOLDINGS, LTD. (the “Company”) was incorporated on August 19, 2013 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. Concurrent with the establishment of the Company, the Company became the holding company of Sky Solar Power Ltd., which is a limited liability entity incorporated in the British Virgin Islands (“BVI”) and its subsidiaries (together with the Company hereinafter collectively referred to as the “Group”). Sky Solar Holdings Co., Ltd. (“Sky Solar Holdings”) which is controlled by Mr. Su Weili (“Mr. Su” or the “Founder”), the founder of the Group, was the holding company of Sky Solar Power Ltd. immediately before the establishment of the Company. The immediate holding company of the Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. The ultimate holding company is Flash Bright Power Ltd., which is a private limited entity established in the BVI and is controlled by Mr. Su. Accordingly, the assets and liabilities of the Group are the same immediately before and after the reorganization. This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through a one-to-one share swap, has been accounted for as a reorganization of entities under common control. The assets and liabilities of the Group are the same immediately before and after the legal reorganization and the financial statements of the Company have been presented as if the legal reorganization was consummated on the first date of the periods presented. The Company completed its IPO on the NASDAQ on November 13, 2014, with Capital Market symbol of “SKYS”.

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

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, generate cash flows from operations and/or arrange adequate financing to support its working capital requirements. At December 31, 2015, the Group’s current assets exceeded its current liabilities by approximately USD 6.8 million. Furthermore, as disclosed in note 38 to the consolidated financial statements, the Group has committed to capital expenditure of USD 20.1 million in the next twelve months relating to the construction of IPP solar parks contracted for but not provided in the consolidated financial statements as of December 31, 2015. These factors may raise doubts regarding the Group’s ability to continue as a going concern. In order to manage the Group’s working capital requirements (i.e. liquidity risk), management reviews the forecasted cash flows of the Group on an on-going basis to ensure that the Group will have sufficient working capital from internally generated cash flows and proceeds from financing activities, as required, in order to fund the Company’s working capital and capital expenditures requirements. Specifically, the Group has outstanding undrawn facility from private equity firm to fund the capital expenditure of solar projects of US$45.8 million. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

2. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1 Amendments to IFRSs that are mandatorily effective for current year

In the current year, the Group has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2015. The application of these amendments has had no impact on the disclosures or amounts recognised in the Group’s consolidated financial statements.

2.2 New and revised IFRSs in issue but not yet effective

The Group has not early applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (1)
IFRS 15	Revenue from Contracts with Customers (1)
IFRS 16	Leases (2)
Amendment to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (3)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (1)
Amendments to IAS 1	Disclosure Initiative (3)
Amendment to IFRS 16 and IFRS 38	Clarification of Acceptable Methods of Depreciation and Amortization (3)
Amendment to IFRSs	Annual Improvements to I FRSs 2012-2014 Cycle (3)
Amendment to IFRS 16 and IFRS 41	Agriculture: Bearer Plants (3)
Amendment to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception (3)
Amendments to IAS 7	Disclosure Initiative (5)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses (5)

(1) Effective for annual periods beginning on or after January 1, 2018

(2) Effective for annual periods beginning on or after January 1, 2019

(3) Effective for annual periods beginning on or after January 1, 2016

(4) Effective for annual periods beginning on or after a date to be determined

(5) Effective for annual periods beginning on or after January 1, 2017

The Group has not early adopted these new amendments to standards in the preparation of the consolidated financial statements. The management of the Company anticipates that the application of these new and revised standards, amendments to standards will have no material impact on the results and the financial position of the Group, except for potentially IFRS 9, IFRS 15, and IFRS 16..

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

·                  all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss;

·                  with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss;

·                  in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised; and

·                  the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors of the Company anticipate that the application of IFRS 9 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group performs a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

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

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The directors of the Company anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

IFRS 16 Leases

IFRS 16, which upon the effective date will supersede IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The directors of the Company will assess the impact of the application of IFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until the Group performs a detailed review.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

3.2 Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

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

3.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

·                  the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

·                  potential voting rights held by the Company, other vote holders or other parties;

·                  rights arising from other contractual arrangements; and

·                  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.4 Business combinations

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

·                  deferred tax assets or liabilities, and asset or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS12 Income Taxes and IAS 19 respectively;

·                  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

·                  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

3.5 Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

3.6 Revenue recognition

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

3.7 Construction contracts

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

3.8 Inventories

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

3.9 IPP solar parks

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

3.10 Property, plant and equipment

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

3.11 Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.12 Investment property

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

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the investment property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the investment property is derecognized.

3.13 Leasing

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

3.14 Foreign currencies

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

3.15 Borrowing costs

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

3.16 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

3.16.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘loss before taxation’ as reported in the consolidated statements of profit or loss and other comprehensive income (expense) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

3.16.2 Deferred tax

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

3.16.3 Current and deferred tax for the year

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

3.17 Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

SKY SOLAR HOLDINGS, LTD.

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

3.19 Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

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

3.20 Financial assets

Financial assets of the Group consist of loans and receivables.

3.20.1 Effective interest method

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

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

3.20.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, amounts due from other related parties, amounts due from Sky Solar Holdings, restricted cash and cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

3.20.3Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

·                  significant financial difficulty of the issuer or counterparty;

·                  breach of contract, such as a default or delinquency in interest or principal payments;

·                  it becomes probable that the borrower will enter bankruptcy or financial re-organization; or

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

3.21 Financial liabilities and equity instruments

3.21.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.21.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

3.21.3 Financial liabilities at fair value through profit or loss (“FVTPL”)

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

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss is included in the ‘other gains and losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

3.21.4 Other financial liabilities

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

3.21.5 Derecognition

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

3.22 Share-based compensation

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

3.23 Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognised hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognised in other comprehensive income and accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

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

When there is an objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). In the event the expected actual future cash flows are less than the amount owed, a material impairment loss may arise. The carrying amounts of the Group’s trade and other receivables as at December 31, 2014 and December 31, 2015 are approximately USD20,321 thousand and USD31,052 thousand and net of allowance of doubtful debts of USD497 thousand and USD1,366 thousand respectively. The carrying amounts of the Group’s amounts due from other related parties as at December 31, 2014 and December 31, 2015 were USD15,175 thousand and USD16,209 thousand and net of allowance of doubtful debts of USD2,200 thousand and USD2,200 thousand respectively. The carrying amounts of the Group’s amounts due from Sky Solar Holdings as at December 31, 2014 and December 31, 2015 were nil and USD1,569 thousand respectively.

(b)                                                         Revenue based on percentage of completion basis and assessment of the outcome of construction contracts

The Group performs as a contractor for the construction of solar parks and in this capacity, undertakes Pipeline plus EPC responsibilities. This may include sales of permits required for pipeline projects, project design, supply of modules, convertors and other equipment for building and construction. Revenue and costs for provision of construction services are recognized by reference to the stage of completion of the contract activity at the end of each reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total budgeted costs, which are principally derived based on the size of projects, expected costs of materials and expected fluctuation in price of these materials, labor costs to be incurred and expected delivery schedules of work. The contract costs incurred for the work performed is the accumulated actual cost incurred on the projects. The Group recognizes contract revenue and profit on a construction contract according to the management’s estimation of the total outcome of the projects as well as the percentage of completion of construction works. Notwithstanding that the management reviews and revises the estimates of both contract revenue and costs for the construction contract as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimations and this will affect the revenue and profit recognized.

During the year ended December 31, 2013, December 31, 2014 and December 31, 2015, revenue derived from provision of Pipeline plus EPC services were approximately USD17,496 thousand, USD6,939 thousand and USD5,380 thousand, respectively. The carrying amounts of the amounts due from customers for customers for contract work, which represented contract costs incurred to date plus recognized profits less recognized losses exceed progress billings to customers, as at December 31, 2014 and 2015 were approximately nil and nil, respectively. The carrying amounts of the amounts due to customers for contract work at December 31, 2014 and 2015 were approximately USD1,194 thousand and nil, respectively.

(c)                                                          Provision of impairment losses in relation to IPP solar parks

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

The carrying amounts of the Group’s IPP solar parks as at December 31, 2014 and 2015, net of impairment losses, are approximately USD180,610 thousand and USD259,423 thousand, respectively. The Group recognized impairment losses in relation of IPP solar parks during the year ended December 31, 2013, December 31, 2014 and December 31, 2015 was USD21,645 thousand, USD1,549 thousand and USD1,835 thousand, respectively, which was triggered by the deterioration of the financial condition of our customer due to a change of law which reduced the feed-in-tariff policy in effect by 30% in the regions where the solar parks are located and change of commercial and technical assessment of solar parks, and the general adverse and unstable economic and political environment, respectively.

(d)                                                         Fair value measurements and valuation process

Some of the Group’s liabilities are measured at fair value for financial reporting purposes. The Group’s finance department, which is headed by the Chief Financial Officer, (“CFO”) is responsible for determination of appropriate valuation techniques and inputs for fair value measures.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group performs the valuation with the assistance from third party qualified valuation specialists. The finance department works closely with the qualified external valuation specialists to establish the appropriate valuation techniques and inputs to the model. The CFO reports the finance department’s findings to the board of directors of the Company every quarter to explain the cause of fluctuations in the fair value of assets and liabilities.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 5 provides detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various liabilities.

5. FINANCIAL INSTRUMENTS

(a)                                                         Categories of financial instruments

	Year ended December 31,
	2014	2015
	Thousand USD	Thousand USD
Loans and receivables:
Trade and other receivables	12,652	17,349
Amounts due from other related parties	15,175	16,209
Amount due from Sky Solar Holdings	—	1,569
Restricted cash	5,438	5,560
Cash and cash equivalents	52,993	26,272
Total loans and receivables	86,258	66,959
Financial liabilities
Liabilities at amortized cost:
Trade and other payables	51,838	42,636
Amounts due to other related parties	2,108	7,606
Borrowings	49,681	101,166
Amounts due to Sky Solar Holdings	40	—
Total liabilities at amortized cost	103,667	151,408
Liabilities at FVTPL
Other non-current liabilities	47,032	89,480

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

Currency risk

Certain investment holding companies of the Group transact in their respective functional foreign currencies, i.e. Euro (“EURO”) which is a foreign currency to the Company. In addition, certain intragroup loans are denominated in USD, which is not the functional currency of the Group’s working subsidiaries.

Certain monetary assets and liabilities of the Group’s subsidiaries denominated in currencies other than the reporting currency USD, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2014	2014	2014	2015	2015	2015
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
	Denominated in Euro	Denominated in JPY	Denominated in CAD	Denominated in Euro	Denominated in JPY	Denominated in CAD
Cash and cash equivalents	5,072	15,599	2,738	3,432	20,589	860
Trade and other receivables	3,695	2,976	2,441	8,437	5,961	2,945
Amount due from other related parties	12,626	—	—	11,146	2,984	—
Total financial assets	21,393	18,575	5,179	23,015	29,534	3,805
Trade and other payables	21,949	15,198	12,389	14,945	17,158	8,342
Borrowings	14,309	9,691	—	16,412	67,516	17,238
Amounts due to other related parties	710	—	3,351	14	—	—
Other financial liabilities	—	47,032	—	—	86,421	—
Total financial liabilities	36,968	71,921	15,740	31,371	171,095	25,580

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

	Year ended December 31,
	2014	2015
	Thousand USD	Thousand USD
EURO	(1,556)	(580)
CAD	(1,056)	(1,512)
JPY	(5,224)	(9,831)

The Group currently does not have a foreign currency hedging policy but monitors its foreign risks and will consider hedging significant foreign currency exposure should they determine it appropriate.

Interest rate risk

The Group’s cashflow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings.

The Group’s fair value interest rate risk relates mainly to fixed-rate borrowings.

The Company is of the view that reasonably possible changes in interest rates for the relevant financial instruments will not result in material changes to the financial position or results of the Group. As such, no detailed sensitivity analysis is set forth.

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest swap contracts outstanding at the end of the reporting period.

Cash flow hedges
Effective portion of hedging
Outstanding receive floating pay	Average contracted fixed interest rate
fixed contracts			Notional principal value		Fair value liabilities
Canada	2015/12/31	2014/12/31	2015/12/31	2014/12/31	2015/12/31	2014/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2030	5.58	—	16,302	—	680	—

Ineffective portion of hedging
Outstanding receive floating pay	Average contracted fixed
fixed contracts	interest rate		Notional principal value		Fair value liabilities
Canada	2015/12/31	2014/12/31	2015/12/31	2014/12/31	2015/12/31	2014/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	4.50	5.75	492	2,683	196	122

Not designated for hedging
Outstanding receive fixed pay
floating
Japan	2015/12/31	2014/12/31	2015/12/31	2014/12/31	2015/12/31	2014/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2032	3.10	—	19,090	—	511	—

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Canada and Japan. The Group will settle the difference between the fixed and floating rate on a net basis.

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

The credit risk of the Group as at December 31, 2014 is concentrated on trade receivables from electricity companies in Japan and Europe, that amounted to approximately USD4.0 million and accounted for 39.4% of the Group’s total trade receivables. The credit risk of the Group as at December 31, 2015 is concentrated on trade receivables from electricity companies in Japan, Canada and Europe, that amounted to approximately USD13.0 million and accounted for 89.0% of the Group’s total trade receivables.

The credit risk of the Group as at December 31, 2014 and 2015 on balances with related parties is concentrated on three and four related parties, respectively, which are engaged in solar industry in the People’s Republic of China (“PRC”) PRC and overseas countries and amounted to approximately USD14.9 million and USD14.1 million, representing 67.6% and 79.2%, respectively, of the Group’s total balances from related parties.

The credit risk on liquid funds and restricted cash of the Group is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and good reputation. The Group does not have concentration of credit risk on liquid funds at the end of each reporting period.

Liquidity risk

As noted in note 1, the management of the Group manages liquidity risk by closely and continuously monitoring their financial positions.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash flows, including both principal and interest, of financial liabilities based on the earliest date on which the Group can be required to pay.

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2014
Trade and other payables	N/A	51,838	—	—	—	51,838	51,838
Amounts due to other related parties	N/A	2,148	—	—	—	2,148	2,148
Borrowings— variable rate	3.35%	1,405	1,405	4,215	11,210	18,235	14,309
Borrowings— fixed rate	2.73%	31,550	248	731	6,179	38,708	35,372
		86,941	1,653	4,946	17,389	110,929	103,667
At December 31, 2015
Trade and other payables	N/A	42,636	—	—	—	42,636	42,636
Amounts due to other related parties	N/A	7,606	—	—	—	7,606	7,606
Borrowings— variable rate	3.31%	823	883	948	10,764	13,418	12,329
Borrowings— fixed rate	3.80%	15,672	—	1,762	79,988	97,422	88,837
		66,737	883	2,710	90,752	161,082	151,408

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Group’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2014 and 2015 for arrangements with the Parties (defined in details in note 30), as at December 31, 2014 and 2015. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Group expects to settle. The liquidity analysis for the Group’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2014
Other non-current liabilities	14.1%	6,732	6,730	48,229	7,454	69,145	48,663
At December 31, 2015
Other non-current liabilities	14.3%	12,540	13,087	9,395	98,472	133,494	89,480

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

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs
1) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD 4,689 thousand as at December 31, 2014 and USD4,920 thousand as at December 31, 2015	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 5% per annum. (Note 1) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries.

2) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD 48,328 thousand, USD42,343 thousand, and USD80,617 thousand as of October 10, 2014, December 31,2014 and December 31, 2015, respectively	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 9% and 7% per annum for year 2014 and 2015, respectively. (Note 2) Estimated net change in electricity income and direct costs was taken into account based on management’s experience and knowledge of market conditions of the specific industries.
One-year period assumption of discounted cash flow was taken into account management’s expectation and intention of refinance in year 2014.

3) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD882 thousand as of December 31,2015	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 6% per annum. (Note 3) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries.

4) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD 3,061 thousand as of December 31,2015	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 12% per annum. (Note 4)
5) Interest rate swaps (See note 29)	Borrowings—Fair value liability of USD122 thousand and USD876 thousand as at December 31, 2014 and December 31, 2015	Level 2

Discounted cash flow.
Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A
6) Interest rate swaps (See note 29)	Borrowings—Fair value liability of USD511 thousand as at December 31, 2015	Level 2

Discounted cash flow.
Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

Note:

(1)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of the other non-current liabilities by USD103 thousand and USD94 thousand as at December 31, 2014 and December 31, 2015, respectively. A 5% increase in estimated net change in electricity income and direct costs would increase the carrying amount of the non-current liabilities by USD349 thousand and USD371 thousand as at December 31, 2014 and December 31, 2015, respectively.

(2)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD67 thousand and USD594 thousand as at December 31, 2014 and December 31, 2015, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD265 thousand and USD671 thousand as at December 31, 2014 and December 31, 2015, respectively.

(3)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD29 thousand as at December 31, 2015, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD48 thousand as at December 31, 2015, respectively.

(4)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD28 thousand as at December 31, 2015.

The management of the Group considers that the carrying amounts of the other financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2013, December 31, 2014 and December 31, 2015.

Fair value measurements and valuation processes

In estimating the fair value of the financial assets and financial liabilities of the Group, the management of the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the management of the Group performs the valuation themselves with competent and qualified team members. The team establishes the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation findings to the board of directors of the Company regularly to explain the cause of fluctuations in the fair value of the related financial assets and liabilities.

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

The capital structure of the Group consists of net debt (which includes borrowings net of cash and cash equivalents) and equity attributable to owners of the Company (comprising issued share capital, share premium and other reserves) and to a limited extent, non-controlling interests.

The Group reviews the capital structure regularly. As part of this review, consideration is given to the cost of capital and the risks associated with each class of capital and will attempt to balance its overall capital structure through raising additional capital and overall use of bank borrowings.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. REVENUE

The Group’s revenue streams are mainly composed of Pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group’s revenue:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Related parties:
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits	—	1,518	4,119
Provision of construction services	1,209	—	—
	1,209	1,518	4,119
—Other sales
-O&M services	4,355	262	331
-Sales of solar modules	—	8	—
	4,355	270	331
Subtotal	5,564	1,788	4,450
Non-related parties
—Electricity sales income	8,020	22,205	35,479
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits	—	502	434
Provision of construction services	16,287	4,919	827
- BT	3,966	—	4,012
	20,253	5,421	5,273
—Other sales
-O&M services	297	3,310	1,835
-Sales of solar modules	2,323	161	118
	2,620	3,471	1,953
Subtotal	30,893	31,097	42,705
Total	36,457	32,885	47,155

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

Geographical information

The Group’s operations are located in the respective countries of domicile of the Group’s subsidiaries. The operations of the Group include the Republic of Bulgaria (“Bulgaria”), the Federal Republic of Germany (“Germany”), the Hellenic Republic (“Greece”), Czech, Japan, Spain, the Republic of Italy (“Italy”), Uruguay and Canada during the periods presented.

Information about the Group’s revenue is presented based on the location of the operations. Information about the Group’s non-current assets is presented based on the geographical location of the assets.

	Revenue for the year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	1,664	894	881
Canada	4,572	5,130	8,358
Czech	3,571	3,600	3,284
Germany	767	516	249
Greece	18,449	12,262	8,849
Italy	266	—	—
Japan	6,498	10,056	24,728
Spain	670	427	405
Uruguay	—	—	401
	36,457	32,885	47,155

	Non-current assets At December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	179	113	72
Canada	104	17,522	22,259
Chile	—	7,959	381
Czech	20,856	19,133	16,673
Greece	48,711	28,003	34,595
Japan	37,503	95,098	175,183
PRC	725	2,515	2,332
Spain	11,873	8,493	3,523
Uruguay	—	11,098	20,508
Other countries	2,323	306	232
	122,274	190,240	275,758

Non-current assets excluded deferred tax assets and amounts due from other related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Customer A	11,555	*	*
Customer B	*	10,240	7,834
Customer C	*	3,586	7,420
Customer D	*	*	6,951

*                 The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective reporting periods.

8. INVESTMENT INCOME

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Interest income	325	136	144
Interest income from amounts due from related parties	456	269	56
Share of profit of associates	—	—	149
Others	179	—	—
	960	405	349

9. OTHER GAINS AND LOSSES

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Charge of financial liabilities with fair value through profit and loss (Note 30)	—	(1,366)	(5,686)
Charge for call option issued by the founder of the Company (Note 30)	—	(6,600)	—
Gain on disposal of subsidiaries (Note 34)	986	—	—
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as at FVTPL (Note 29)	—	—	(585)
Net foreign exchange gain (losses)	(4,083)	(7,443)	400
Others, net	(391)	(238)	(1,030)
	(3,488)	(15,647)	(6,901)

10. FINANCE COSTS

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Interest on:
Bank borrowings	(1,522)	(3,075)	(2,780)
Other borrowings	(9)	(742)	(1,117)
Amounts due to Sky Solar Holdings	(821)	—	—
	(2,352)	(3,817)	(3,897)

11. OTHER EXPENSES

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Legal and professional fees	(1,608)	(3,526)	—
Others	(658)	—	—
	(2,266)	(3,526)	—

The amount mainly represented legal and professional expenses incurred for the preparation of the listing (the “IPO”) of the Company’s shares which was completed in year 2014, therefore, there were no such expenses incurred in the year ended December 31, 2015.

12. STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

Loss before taxation has been arrived at after charging:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Depreciation of property, plant and equipment	283	531	281
Amortization of intangible assets	101	214	102
Depreciation of solar parks	4,395	6,177	9,229
Auditor’s remuneration	927	2,138	1,155

Directors’ emoluments:
Salaries and other benefits	310	345	592
Retirement benefits scheme contributions	15	16	32
Share-based compensation	2,897	42,918	104
	3,222	43,279	728
Others staff:
Other staff costs	5,193	5,697	7,337
Retirement benefits scheme contributions	614	885	704
Share-based compensation	1,181	1,023	1,285
	6,988	7,605	9,326
Total staff costs	10,210	50,884	10,054

13. INCOME TAX (EXPENSE) CREDIT

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Current tax	1,057	(1,546)	(2,372)
Overprovision in prior years	(4,300)	—	4,258
	(3,243)	(1,546)	1,886
Deferred tax (Note 25)	(129)	636	(1,202)
	(3,372)	(910)	684

Income tax of Bulgaria, Germany, Hong Kong, Greece, Canada, and Japan is calculated at 10%, 15%, 16.5%, 26%, 26.5% and 38%, respectively, of the estimated assessable profit of respective Group’s subsidiaries for the three years ended December 31, 2015. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

In 2013, a reserve for uncertain tax positions related to income tax and other taxes for the tax years 2009 to 2013 amounted to USD4.3million and USD3.4 million, respectively, were recorded by Sky Development RES S.A (subsidiary in Greece). In 2014, an additional reserve related to other taxes amounted to USD2.9 million was recorded.

In August 2015, the Group received a tax audit report from the tax authority of one subsidiary of the Group upon the completion of the audit for tax years 2009 to 2013 period. As a result of the completion of this audit, the tax related to the audit period was determined to be USD0.4 million by the relevant tax authorities. As such the Group reversed the overprovision of income tax for USD4.2 million and other taxes for USD6.0 million.

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Loss before taxation	(50,519)	(72,833)	(2,237)
Tax at the domestic income tax rate (2013: 16.5%, 2014: 26%, 2015: 26%)	(8,336)	(18,937)	(581)
Tax effect of income not taxable for tax purpose	—	—	(2,711)
Tax effect of expenses not deductible	7,782	3,634	1,466
Reversal of corporate income tax provision	—	—	(4,258)
Tax effect of tax losses not recognized	5,383	13,866	969
Utilization of tax losses previously not recognized	(69)	(138)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,388)	2,485	4,431
	3,372	910	(684)

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Group was most significant during the year presented; which is the income tax rate of Hong Kong, Greece and Greece during the years ended December 31, 2013, 2014 and 2015, respectively.

14. DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the each reporting period.

15. LOSS PER SHARE

The calculation of the basic and diluted loss per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Loss
Loss for the purpose of basic and diluted loss per share	(53,801)	(73,844)	(1,397)

	Year ended December 31,
	2013	2014	2015

Number of shares
Weighted average number of ordinary share for the purpose of basic and diluted loss per share	339,196,670	343,220,341	387,517,503

For the year ended December 31, 2013, diluted loss per share are the same as basic loss per share as the Company did not have any equity instruments that have dilutive effect on loss per share during the periods presented.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share.

	Year ended December 31,
	2013	2014	2015
Options	—	330,000	330,000
Non-vested restricted shares	—	1,350,000	1,900,000
	—	1,680,000	2,230,000

16. OTHER OPERATING INCOME

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Gain on disposal of IPP solar parks	—	4,850	—
Others	484	1,443	197
	484	6,293	197

17. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Contracts in progress at the end of the reporting period
Contract costs incurred plus recognized profit less recognized losses	—	—
Less: progress billings	(1,194)	—
	(1,194)	—

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Analysed for reporting purposes as:
Amounts due from contract customers	—	—
Amounts advanced from contract customers	(1,194)	—
	(1,194)	—

There were no retentions held by customers for contract work at the end of each reporting period.

18. AMOUNT(S) DUE FROM (TO) SKY SOLAR HOLDINGS

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Amount due from Sky Solar Holdings:
—Current	—	1,569
Amounts due to Sky Solar Holdings:
— Current	40	—
	40	—

The balances were unsecured.

In September of 2015, the Group has entered into several assignment agreements with multiple parties, including Sky Solar Holdings, two other related parties (please refer to Note 28) and two other third parties to settle its payables to these third parties for approximately USD1.2 million. After this assignment, the Group has increased its amount due from Sky Solar Holdings by USD1.6 million and amount due to the other related parties amounting to USD2.8 million.

19. AMOUNTS DUE FROM OTHER RELATED PARTIES

		At December 31,
	Notes	2014	2015
		Thousand USD	Thousand USD
Current:
Trade
Risensky Solar (defined in Note 24) and its subsidiaries		1,095	1,003
China New Era	a	7,280	6,426
Sky Global Solar S.A.	h	—	10
Less: allowance for doubtful debts		(1,970)	(1,970)
		6,405	5,469
Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	b	1,809	1,378
RisenSky Solar (defined in Note 24) and its subsidiaries	c	4,380	3,932
SWL Flash Bright Limited	d	6	5
China New Era	a	364	370
Sky Solar New Energy	e	1,574	1,476
Tany International (Hong Kong) Co., Ltd.	f	867	825
Less: allowance for doubtful debts		(230)	(230)
		8,770	7,756
		15,175	13,225
Non-Current:
Trade
Oky Solar Holdings, Ltd. and its subsidiaries	g	—	2,984
		—	2,984

Notes:

(a)         Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain key management of the Group acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an associate of Sky Solar Holdings and considered as a related party of the Group.

Included in the balance amount due from China New Era as of December 31, 2014 and December 31, 2015, an allowance for doubtful debt of USD 2.2 million is provided for receivables for which they have defaulted on payment obligation.

(b)         Sky Solar (Hong Kong) International Co., Ltd. is an entity which is a 100% owned and controlled by Mr. Su as at December 31, 2014 and 2015.

(c)          Included in the balance was a carrying amount of USD2.5 million and USD2.5 million as at December 31, 2014 and 2015, respectively, which carried interest at 3.0% and 3.0% per annum.

(d)         SWL Flash Bright Limited is a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2014 and 2015.

(e)          The entity is controlled by Mr. Su as at December 31, 2014 and 2015.

(f)           The entity is controlled by Mr. Su as at December 31, 2014 and 2015.

(g)          Sky Solar Japan Co., Ltd. (“Sky Solar Japan” or “SSJ”), a wholly owned subsidiary of the Group, holds 30% equity interests in Oky Solar Holdings, Ltd. (“Oky Solar Holdings”) as at December 31, 2014 and 2015.

(h)         Mr. Su holds 40% equity interests in Sky Global Solar S.A. as at December 31, 2014 and December 31, 2015. Mr. Su has significant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from other related parties which are non-trading in nature mainly represented loans or advances to these related parties by the Group.

The Group normally allows credit period up to one year to related parties from the date of invoice on a case-by-case basis. The allowance for doubtful debts as at December 31, 2014 and December 31, 2015 was USD2.2 million. This provision was mainly due to the collectability of O&M revenue provided for and the expenses paid on behalf of China New Era in 2013. The group made individual assessments on the collectability of the balances.

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

ii)             The Group assigned the creditor’s rights of approximately US$9.6 million due from a third party to Sky Solar (Hong Kong) International Co., Ltd. After the assignment, the Group has increased its amounts due from Sky Solar (Hong Kong) International Co., Ltd. by approximately US$9.6 million. Details of this transaction are set out in note c of the consolidated statements of changes in equity.

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

iv)           The Group acquired one wholly owned subsidiary of China New Era on January 23, 2014 and assumed liability of amounts due to the Group of US$3.7 million upon acquisition. The liability (note 33) assumed is subsequently offset against the Group’s amounts due from the acquired entity.

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

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Balance at beginning of year	—	(2,200)
Provisions recognized on receivables	(2,200)	—
Balance at end of the year	(2,200)	(2,200)

20. TRADE AND OTHER RECEIVABLES

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Trade receivables	10,953	14,581
Less: allowance for doubtful debts	(171)	—
Trade receivables, net	10,782	14,581
Deposits	599	864
Value-added tax recoverable	3,127	8,388
Prepaid assets and prepayments	3,943	4,451
Others	2,196	4,134
Less: allowance for doubtful debts (Note a)	(326)	(1,366)
	20,321	31,052

Note:

(a)                                 The balance as of December 31, 2015 mainly includes an amount receivable due from a third party to the Group of approximately USD1.1 million (equivalent to EUR1.0 million), which was incurred in 2012, claim against two third party contractors who failed to construct a solar park for one subsidiary of the Group, who delivered solar modules and made prepayment already. A settlement agreement was made in September 2012, however the two contractors failed to repay after made the first repayment of total three installments. The Group is negotiating for another settlement agreement, and based on the recent communications among the Group and two contractors, management concluded to make full provision for doubtful receivables in the amount of USD1.1 million by the end of year 2015.

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

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Balance at beginning of year	4,332	497
Provisions recognized on receivables	—	1,071
Write off	(3,835)	(202)
Balance at end of the year	497	1,366

The allowance for doubtful debt at the end of each reporting period represented individually impaired receivables which were either with financial difficulties or have defaulted on payment obligation. Included in the Group’s trade receivables balance were debtors with aggregate carrying amounts of approximately USD5.4 million and USD4.0 million at December 31, 2014 and December 31, 2015, respectively, which were past due, but the Group did not provide for provisions since the debtors credit worthiness is qualified or guaranteed.

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

21. INVENTORIES

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Solar modules	103	518
Solar parks completed or under development which are held for sale	1,466	2,777
	1,569	3,295

22(A). PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2013	433	94	1,500	2,027
Additions	301	684	112	1,097
Disposals	(99)	(83)	(994)	(1,176)
Exchange adjustments	19	28	57	104
At December 31, 2013	654	723	675	2,052
Additions	42	296	944	1,282
Disposals	(585)	(104)	(234)	(923)
Exchange adjustments	(4)	(95)	(82)	(181)
At December 31, 2014	107	820	1,303	2,230
Additions	32	11	164	207
Disposals	—	(196)	(88)	(284)
Exchange adjustments	(1)	(13)	(141)	(155)
At December 31, 2015	138	622	1,238	1,998
DEPRECIATION
At January 1, 2013	212	16	670	898
Provided for the year	21	115	147	283
Eliminated on disposals	(69)	(21)	(223)	(313)
Exchange adjustments	8	1	31	40
At December 31, 2013	172	111	625	908
Provided for the year	31	232	268	531
Eliminated on disposals	(149)	(1)	(37)	(187)
Exchange adjustments	(10)	61	(84)	(33)
At December 31, 2014	44	403	772	1,219
Provided for the year	32	106	143	281
Eliminated on disposals	—	(139)	(24)	(163)
Exchange adjustments	(5)	1	(134)	(138)
At December 31, 2015	71	371	757	1,199
CARRYING VALUES
At December 31, 2013	482	612	50	1,144
At December 31, 2014	63	417	531	1,011
At December 31, 2015	67	251	481	799

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

22(B). IPP SOLAR PARKS, INVESTMENT PROPERTY

(1) IPP Solar Parks

At the end of each reporting period, the Group’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand USD	Thousand USD	Thousand USD
COST
At January 31, 2013	7,717	38,178	45,895
Additions	35,132	—	35,132
Acquisition of subsidiaries (Note 33)	—	65,133	65,133
Transfer	(25,037)	25,037	—
Exchange adjustments	335	1,714	2,049
At December 31, 2013	18,147	130,062	148,209
Additions	73,540	15,838	89,378
Acquisition of subsidiaries (Note 33)	—	3,557	3,557
Transfer to investment property	—	(1,358)	(1,358)
Disposals (Note 16)	—	(6,776)	(6,776)
Transfer	(23,550)	23,550	—
Exchange adjustments	(6,260)	(13,392)	(19,652)
At December 31, 2014	61,877	151,481	213,358
Additions	104,727	—	104,727
Transfer	(126,494)	126,494	—
Exchange adjustments	(2,751)	(15,307)	(18,058)
At December 31, 2015	37,359	262,668	300,027
DEPRECIATION AND IMPAIRMENT
At January 1, 2013	—	2,500	2,500
Provided for the year	—	4,395	4,395
Impairment Provided for the year	—	21,645	21,645
Exchange adjustments	—	163	163
At December 31, 2013	—	28,703	28,703
Provided for the year	—	6,177	6,177
Impairment provided for the year	270	1,279	1,549
Exchange adjustments	—	(3,681)	(3,681)
At December 31, 2014	270	32,478	32,748
Provided for the year	—	9,229	9,229
Impairment provided for the year	1,706	129	1,835
Exchange adjustments	—	(3,208)	(3,208)
At December 31, 2015	1,976	38,628	40,604
CARRYING VALUES
At December 31, 2013	18,147	101,359	119,506
At December 31, 2014	61,607	119,003	180,610
At December 31, 2015	35,383	224,040	259,423

Depreciation is calculated using the straight-line method over the estimated useful lives of 20 years for completed solar parks.

As at December 31, 2014 and December 31, 2015, the solar parks with carrying amounts of approximately USD27.5 million and USD100.2 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD27.2 million and USD97.1 million, respectively. In addition, equity interests of an indirect wholly-own subsidiary of the Company which held several IPP solar parks in Czech and trade receivables arising out of the business relations were pledged to a bank as at December 31, 2014 and December 31, 2015 to secure the respective borrowings.

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

During the year ended December 31, 2014, certain IPP solar parks were evaluated for impairment based on the change of commercial and technical assessment which resulted in lower-than-expected yield of the IPP solar parks held and increased direct costs of operations. The cash flow projections for these solar parks were prepared by management based on financial budgets covering a 20 year period, and a discount rate of 13.6%. The discount rate reflects current market conditions including a risk premium for the respective countries where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss of USD1,279 thousand was recorded by the Group.

During the year ended December 31, 2015, IPP solar parks operating in Greece were evaluated for impairment given the macroeconomic conditions prevailing in Greece. The cash flow projections for these solar parks were prepared by management based on financial budgets covering periods of either 17 or 18 years, which reflects the remaining operating period of the individual solar parks and a discount rate of 10.5%. The discount rate reflects current market including a risk premium for the respective country where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss of USD129 thousand was recorded by the Group.

During the year ended December 31, 2014 and December 31, 2015, certain developing permits were evaluated for impairment, and as the result of discontinued licenses, an impairment loss of USD 270 thousand and USD1,706 thousand were recorded by the Group, respectively.

(2) Investment Property

Included in the Group’s IPP solar parks are land acquired by the Group with carrying amounts of approximately USD8.5 million, USD8.5 million and USD9.5 million, respectively, as at December 31, 2013, December 31, 2014 and December 31, 2015. During the year ended December 31, 2014, the Group transferred certain pieces of land with carrying amount of approximately USD1.4 million from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease payments under non-cancellable operating leases is disclosed in note 35.

23. INTANGIBLE ASSETS

Software
Thousand USD
COST
At January 1, 2013	673
Additions	372
Disposals	(201)
Exchange adjustments	28
At December 31, 2013	872
Additions	22
Disposals	(255)
Exchange adjustments	(81)
At December 31, 2014	558
Additions	241
Disposals	(498)
Exchange adjustments	(62)
At December 31, 2015	239
AMORTIZATION
At January 1, 2013	128
Charge for the year	101
Eliminated on disposals	(9)
Exchange adjustments	16
At December 31, 2013	236
Charge for the year	214
Eliminated on disposals	(75)
Exchange adjustments	(37)
At December 31, 2014	338
Charge for the year	102
Eliminated on disposals	(312)
Exchange adjustments	(36)
At December 31, 2015	92
CARRYING VALUES
At December 31, 2013	636
At December 31, 2014	220
At December 31, 2015	147

The above intangible assets have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

24. INTERESTS IN ASSOCIATES

	2014	2015
	Thousand USD	Thousand USD
As at January 1,	—	5
Investment in a new affiliate	426	—
Additional investment	—	5,692
Add: Share of profit of associates	—	149
Less: Unrealized gain from sales to associates	(421)	(2,040)
As at December 31,	5	3,806

As at December 31, 2014 and December 31, 2015, the Group had interests in the following associates:

		Place of		Proportion of nominal
		incorporation/	Class of	value of issued capital		Proportion of voting
	Form of	principal place	shares	held		power held
Name of entity	Entity	of incorporation	Held	2014	2015	2014	2015	Principal activities
RisenSky Solar S.a.r.l. (note a)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
Oky Solar Holdings (note b)	Limited liability	Japan	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks

Notes:

(a)         In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). The Group is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as an associate of the Group.

(b)         In 2014, Sky Solar Japan entered into an agreement with Orix KK (a company listed on the security market in Japan and United States) to establish a private limited liability company, namely Oky Solar Holdings, registered in Japan, in which 30% of the share capital is subscribed by Sky Solar Japan for JPY43.5 million (USD426 thousand) while the remaining 70% is subscribed by Orix KK. In 2015, additional investment of JPY 685.7 million (USD5.7 million) was injected by Sky Solar Japan to maintain its 30% of the share capital. The Group is able to exercise significant influence over Oky Solar Holdings through 30% ownership interest and participation on the board. Oky Solar Holdings is there classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting.

The summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	Risensky 2014	Oky Solar Holdings 2014	Aggregate 2014	Risensky 2015	Oky Solar Holdings 2015	Aggregate 2015
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Non-current assets
IPP solar parks	25,833	1,934	27,767	22,485	26,371	48,856
Other non-current assets	1,196	17	1,213	486	850	1,336
	27,029	1,951	28,980	22,971	27,221	50,192
Current assets	3,309	315	3,624	3,761	10,128	13,889
Current liabilities
Other current liabilities	3,389	1,045	4,434	1,611	3,711	5,322
Amount due to other related parties	412	—	412	292	—	292
	3,801	1,045	4,846	1,903	3,711	5,614
Non-current liability
Borrowings	27,547	1,204	28,751	24,997	10,973	35,970
Others	—	—	—	—	366	366
	27,547	1,204	28,751	24,997	11,339	36,336
Net assets (liabilities)	(1,010)	17	(993)	(168)	22,299	22,131

	Year ended December 31,
	Risensky 2014	Oky Solar Holdings 2014	Aggregate 2014	Risensky 2015	Oky Solar Holdings 2015	Aggregate 2015
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Revenue	4,600	—	4,600	3,763	1,595	5,358
Profit for the year	583	—	583	776	495	1,271
Group’s share of profit of associates of the year	—	—	—	—	149	149
Group’s share of profit of associates of the year not recognized	175	—	175	233	—	233
Group’s share of other comprehensive income of associates	—	—	—	—	—	—

25. DEFERRED TAX ASSETS

The following are the major deferred tax assets recognized and movements thereon during the periods presented:

	Tax losses	Fair value charge of financial instruments	Depreciation of solar parks	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At January 1, 2014	4,125	—	(676)	3,449
Charge to profit or loss	1,712	768	(1,844)	636
Exchange differences	(428)	(90)	283	(235)
At December 31, 2014	5,409	678	(2,237)	3,850
Charge to profit or loss	2,077	(444)	(2,835)	(1,202)
Exchange differences	(849)	(32)	(402)	(1,283)
At December 31, 2015	6,637	202	(5,474)	1,365

As at December 31, 2014 and December 31, 2015, the Group has unused tax losses of approximately USD119.3 million and USD135.8 million, excludes tax losses recognized above, respectively, available for offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

26. OTHER NON-CURRENT ASSETS

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Long term deposits relate to IPP solar parks	7,036	7,169
Prepayment of investment to the joint venture	—	3,000
	7,036	10,169

The balance of long term deposits were the deposits for power purchase agreements related to the IPP solar parks in Uruguay amounting to USD7.0 million and USD7.2 million as at December 31, 2014 and December 31, 2015, respectively.

On October 19, 2015, Sky Capital America, a subsidiary of the Group, entered into several agreements to set up a joint venture (“JV”) with a third party, a company with many pipeline solar projects in US. Furthermore a Binding Letter of Intent (“LOI”) was signed between Sky Capital America and the third party, whereby Sky Capital America provided USD 3 million prior to the establishment of the joint venture in the form of a loan to the third party, who was committed to contribute certain solar projects to the JV. The loan provided from Sky Capital America to the third party is secured by certain projects owned by the third party, and these projects are stipulated in the schedule of LOI. As of December 31, 2015, Sky Capital America had provided the USD 3 million loan to the third party, however, the joint venture had not established due to the construction of certain solar projects were still in progress and no definitive agreements (which includes the major terms regarding the formation of JV) has been executed. The management’s intention is to move forward with the formation of the JV and therefore is recognized under other non-current assets prior to the establishment of the JV and has assessed the prepayment for recoverability at year end.

27. TRADE AND OTHER PAYABLES

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Trade payables	34,499	29,735
Other payables	13,676	12,118
Warranty provision to customers for supply of modules	1,117	783
Other accrued expenses	3,638	2,727
Other tax payables	7,342	2,390
Advances from customers	25	159
	60,297	47,912

The credit periods on purchases of goods range from three months to a year.

Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Balance at beginning of year	1,407	1,117
Provided for the year	—	—
Reversal for the year	(290)	(334)
Balance at end of the year	1,117	783

The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the Group has not experienced any significant claims.

Included in other payables was a provision of USD572 thousand and USD315 thousand as at December 31, 2014 and 2015, respectively, arising from litigations brought against the Group. The provision as of December 31, 2014 relates to a circumstance in which the Group did not proceed with a contract to purchase certain photovoltaic licenses in Greece from a third party permit developer. This case was concluded and closed through the arbitration in April 2015. The provision as of December 31, 2015 relates to a circumstance in which the Group has been sued for an outstanding service fee in connection with safeguarding solar parks in Greece from a third party. Based on legal advice, the management of the Group considered the provision is adequate as at December 31, 2014 and 2015.

Included in the other tax payables balance of 2014, a provision for uncertain tax positions related to other taxes for the tax years 2009 to 2013 amounted to USD6.3 million see note 13.

28. AMOUNTS DUE TO OTHER RELATED PARTIES

		At December 31,
	Notes	2014	2015
		Thousand USD	Thousand USD
Current
Trade
China New Era		203	181

Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	e	1,680	2,007
Sky Global Solar S.A.		213	—
Sky Solar New Energy Investment Limited	18	—	1,254
Panquick Ltd.	a	4	—
RisenSky Solar and its subsidiaries		8	7
Mr. Su	b	—	2,379
Qinghai Jingguoxing New Energy Investment Technology Limited	18, c	—	1,742
Beijing Sky Solar Investment Management Co., Ltd.	d	—	36
		1,905	7,425
		2,108	7,606

Notes:

(a)         The entity is 50% owned by Mr. Su as at December 31, 2014 and 2015.

(b)         On October 1, 2015, the Group entered into an agreement with Mr. Su to sell and transfer all the shares in a 100% owned subsidiary namely Sky Solar Investment Limited. In accordance with the terms of the agreement, the Group will pay an amount of USD2.4 million to Mr. Su to assume the net liabilities of Sky Solar Investment Limited in the amount of USD2.3 million and miscellaneous expense of USD0.1 million.

(c)          The entity is 70% owned by Mr. Su as at December 31, 2014 and 2015.

(d)         The entity is controlled by Mr. Su as at December 31, 2014 and 2015.

(e)          The entity is 100% owned by Mr. Su as at December 31, 2014 and 2015. The Group has initially borrowed USD3M from Sky Solar (Hong Kong) International Co., Ltd. The loan from Sky Solar (Hong Kong) International Co., Ltd. carried interest at 12% per annum.

For trade amounts due to other related parties, the credit periods on purchases of goods range from 90 to 365 days.

29. BORROWINGS

	At December 31,
	2014	2015
	Thousand USD	Thousand USD
Bank borrowings	47,855	54,229
Other borrowings	1,826	46,937
	49,681	101,166
Secured	36,639	97,082
Unsecured	13,042	4,084
	49,681	101,166
Variable-rate borrowings	14,309	12,329
Fixed-rate borrowings	35,372	88,837
	49,681	101,166
Carrying amount repayable:
Within one year	31,735	16,495
More than one year but not exceeding two years	900	855
More than two years but not exceeding five years	4,202	3,870
More than five years	12,844	79,946
	49,681	101,166
Less: amounts repayable within one year shown under current liabilities	31,735	16,495
Amounts shown under non-current liabilities	17,946	84,671

The amounts due are based on scheduled repayment dates set out in the loan agreements. Some loan agreements have financial covenants which require certain financial ratios to be kept at certain level. As of December 31, 2015, the Group was in compliance with all the covenants.

The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech plus margin as at December 31, 2014 and 2015.

The effective interest rates on the Group’s borrowings as at December 31, 2014 and December 31, 2015 are as follows:

	At December 31,
	2014	2015
Effective interest rate:
Fixed-rate borrowings	2.73%	3.80%
Variable-rate borrowings	3.35%	3.31%

As at December 31, 2014, cash and cash equivalents of the entities controlled by Mr. Su of approximately RMB275.4 million (equivalent to approximately USD44.8 million) were pledged for bank borrowings of the Group with a carrying amount of approximately USD42.1 million. The Group has made full payment on this bank borrowing during the year ended December 31, 2015.

As at December 31, 2014 and December 31, 2015, equity interests of an indirectly wholly-owned subsidiary of the Company in Czech, its IPP solar parks and its trade receivables arising out of the business relations were pledged to a bank. Details of this pledge are set out in note 22 (B).

In the fourth quarter of 2014 and for the year ended 2015, Sky Solar Canada (“SSC”) entered into a series of 15-year loan agreements totaling approximately CAD23,242 thousand (USD16.8 million). The loan agreements specified a variable interest rate equal to 3-month CDOR Rate plus 2.74% - 3.43%. The agreement also includes a fixed rate option, which allows the Group to swap variable to fixed interest rate of 5.75%, 5.50% or 4.50%. The associated interest rate swap agreements amounting to USD16.3 million which qualified for hedge accounting under IAS39. The effective portion of changes in the fair value of cash flow hedges amounted to USD680 thousand is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The loss relating to the ineffective portion of cash flow hedges for the agreement which is not qualified for hedging accounting totaling USD74 thousand is recognized in profit or loss, and is included in the other gains and losses on the consolidated statements of profit or loss and other comprehensive income (expense).

Notional amount	Maturity	Swaps
CAD 3,533,000	December 9, 2029	From 3-month CDOR to 5.75%
CAD 1,830,962	January 27, 2030	From 3-month CDOR to 5.75%
CAD 1,827,318	March 6, 2030	From 3-month CDOR to 5.75%
CAD 739,986	April 10, 2030	From 3-month CDOR to 5.50%
CAD 1,556,749	May 8, 2030	From 3-month CDOR to 5.50%
CAD 3,102,095	June 12, 2030	From 3-month CDOR to 5.50%
CAD 4,651,382	July 29, 2030	From 3-month CDOR to 5.50%
CAD 4,612,078	September 25, 2030	From 3-month CDOR to 5.50%
CAD 678,919	October 31, 2019	From 3-month CDOR to 4.50%

In 2015, Sky Solar Japan entered into two loan agreements totaling approximately JPY 2,300,000,000 (USD19.1 million) in support of its business development. The loan agreement provides for a fixed interest rate equal to 3.16% for the loan of JPY 547,200,000 (USD4.5 million) and 3.08% for the loan of JPY1,752,800,000 (USD14.6 million). To manage the interest rate exposure, SSJ had signed two interest swap arrangements for the same period of the loan which allow SSJ to swap variable interest rate equal to 6-month Tokyo Interbank Offered Rate (“TIBOR”) plus 2.2% to the swap agreement. The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. Hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swap, which amounted to USD511 thousand was recognized in the other gains and losses on the 2015 consolidated statements of profit or loss and other comprehensive income (expense).The major terms of these contracts are as follows:

Notional amount	Maturity	Swaps
JPY 547,200,000	May 23, 2031	From 3.16% to 6-months JPY TIBOR
JPY 1,752,800,000	May 31, 2032	From 3.08% to 6-months JPY TIBOR

30. OTHER NON-CURRENT LIABILITIES

	December 31,
	2014	2015
	Thousand USD	Thousand USD

Financial liabilities designated as fair value through profit or loss
Transaction (a)	4,689	4,920
Transaction (b)	42,343	80,617
Transaction (c)	—	882
Transaction (d)	—	3,061
	47,032	89,480

(a) During the year ended December 31, 2013, Solar Tech Co., Ltd. (“Solar Tech”), a subsidiary of the Group established in Japan and holding IPP solar parks entered into an agreement with two independent third parties (the “Parties”) and one subsidiary of the Group. According to the terms of the agreement, the Parties provided approximately USD5.3 million (equivalent to Japanese Yen (“JPY”) 610 million) to Solar Tech at the inception of the agreement and in return are entitled to receive return in the next 20 years from the date of agreement based on an amount specified in accordance with formulas in the agreement. The fair value of this instrument is estimated based on the anticipated operating results and cashflows generated by the related solar parks held by Solar Tech for the contractual period of 20 years. The carrying amount of financial liabilities are USD4,689 thousand and USD4,920 thousand respectively, as at December 31, 2014 and 2015 Losses, as a result in changes in fair value were recorded to other loss of USD472 thousand and USD231 thousand for the years ended December 31, 2014 and 2015, respectively. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

(b) During the year ended December 31, 2014, Sky Solar Japan entered into silent partnership agreements that were amended and finalized on October 10, 2014 with two groups of third party investors (the “Silent Partners”), pursuant to which the Silent Partners provided financing and SSJ will develop and operate 21 solar parks with an aggregate capacity of 34.6 MW in Japan (the “SSJ Silent Partnership Assets”). In accordance with the agreements, SSJ contributed JPY750 million in cash and solar power projects with a carrying amount of JPY2.3 billion and an agreed valuation of approximately JPY4.6 billion. The Silent Partners contributed JPY5 billion in cash. The contributed solar parks had an aggregate capacity of 34.6 MW, consisting of approximately 11.5 MW which were completed and in operation and approximately 23.1 MW shovel-ready as of October 10, 2014.

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

Upon the completion of the solar power projects, SSJ may transfer the ownership of one or more of the completed projects to a special purpose company (“SSJ Special Purpose Company”) for JPY300 million (USD3.0 million) per MW, provided that non-recourse bank financing with terms to be agreed by both SSJ and the Silent Partners can be obtained by the SSJ Special Purpose Company, the proceeds of which become distributable profits. Upon such transfer, it is contemplated that the Silent Partners and SSJ will receive the distributable profits, and will be entitled to 30% and 70% of the profits in the SSJ Special Purpose Company, respectively. Upon the completion of the solar parks, if the Silent Partners have not achieved an IRR of 15%, then SSJ shall consider changing the silent partnership scheme into a loan or bond structure to provide the Silent Partners with an IRR of 15%. In the event that SSJ fails to transfer all SSJ Silent Partnership Assets to SSJ Special Purpose Company by May 9, 2017, SSJ may either (1) purchase the remaining SSJ Silent Partnership Assets for a sum of (i) a price determined based on JPY350 million (USD3.5 million) per MW for projects that have completed construction, (ii) a price reasonably determined and approved by an agent for the Silent Partners for projects where construction has commenced, but not yet been completed, and (iii) a price determined based on JPY50 million (USD0.5 million) per MW for projects where construction has not yet commenced; or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the Silent Partners by June 8, 2017 of its intent to settle in either case. If the Silent Partners are able to secure a third party offer that is more attractive within 90 days of being so notified, the third party may purchase the projects from SSJ. The proceeds generated in each of these three scenarios are considered distributable profits, and distribution in this manner is first subject to the 15% cumulative IRR settlement provisions of the silent partnership agreement, whereby the Silent Partners have priority over SSJ.

In connection with the above transaction, Flash Bright Power Ltd. (“Flash Bright”), the entity wholly owned by Mr. Su, granted to an affiliate of one of the Silent Partners (“Investor”) an option to purchase from Flash Bright up to USD30 million worth of existing ordinary shares of Sky Solar Holdings, Ltd. at a per share price equal to the per ordinary share initial public offering price. This option is exercisable during a two-year period (from 2014 to 2016) with an option to a one-year extension at the request of the Investor which Flash Bright can, at its sole discretion, approve or deny, commencing 180 days after the pricing date of the initial public offering of Sky Solar Holdings, Ltd.. If, on any date during the exercise period, the market price of an ordinary share of the Company equals or exceeds 200% of the per ordinary share initial public offering price, the Investor shall be automatically deemed to have exercised the then remaining portion of the call option. Upon any exercise of the call option, the Investor may elect to pay the purchase price to Flash Bright in cash or through cashless settlement procedures.

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

The fair value of the financial liabilities were USD42,343 thousand as at December 31, 2014, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 5. Change in fair value from October 10, 2014 to December 31, 2014 of JPY102 million (USD894 thousand) were recorded as other gains and losses (Note 9) in the consolidated statement of profit or loss and other comprehensive income.

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

In August 2015, SSJ further entered into certain definitive agreements (the “Amended Agreements”) with Silent Partners to increase the total capital contribution of JPY9 billion made by Silent Partners with respect to the total 67 solar parks (with additional 46 solar parks contributed by SSJ) with an aggregate capacity of 107.9 MW in Japan developed and operated by SSJ. According to the Amended Agreements, all the operating assets held under the original silent partnership agreement are transferred to the amended silent partnership agreement and the original silent partnership agreements are therefore terminated upon the transfer. In addition that:

·             One of the Silent Partners, assigned its full position, rights and obligation to another party of the Silent Partners (the “TK partner”), and would have no further obligations as agreed by all parties;

·             An amount of JPY 698 million (USD5.8 million) is agreed by SSJ being paid to the TK partner in order to amend the silent partnership agreements, and the new term of the Amended Agreements starts from August 28, 2015 to August 27, 2018 for three years.

·             The TK partner further invested an additional JPY4 billion (USD33.2 million), JPY2 billion of which is used by SSJ to extend a loan (the “Up-Stream Loan”) of the same principal amount to Sky International Enterprise Group Ltd. (“SIE”), a wholly owned subsidiary of the Group. The Up-Stream Loan has a 12- month term and bears interest at a 5% rate per annum. The proceeds of the Up-Stream Loan shall be used for, among others, the development of certain PV projects in Asia and the Americas. The remaining JPY2 billion proceeds are used by SSJ to continue executing its project pipeline in Japan;

·             For profit and loss distribution, it is agreed that during a distribution period, corresponding profits, after offset by the cumulative losses, multiplying the ratio of distribution, which is calculated as each party’s contribution ratio of total contributions, on the day of distribution will be distributed to SSJ and TK partner. In the case when the cumulative amount of losses exceeds the balance of total capital contribution, TK partner are only responsible for the amount of loss within the scope of capital contribution under the Amended Agreements, while the Company shall bear any excess amount;

·             Upon the completion of the solar power projects, SSJ is expected to transfer the ownership of one or more of the completed projects to a special purpose company formed by it or other third parties to recover the investments. Upon such transfer, it is contemplated that TK partner and SSJ will receive the distributable profits derived from the proceeds of such transfer pursuant to their respective percentages of contribution. In the event that SSJ still holds SSJ Silent Partnership Assets in the aggregate capacity of 10.79 MW (which is 10% of the aggregate capacity of the SSJ Silent Partnership Assets currently held by SSJ) or greater as of April 27, 2018, SSJ should either (1) purchase the remaining SSJ Silent Partnership Assets for a price agreed upon by an agent for the TK Partner or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the TK Partner by May 27, 2018 of its intent to settle in either case. If the TK Partner is able to secure a third party offer that is more attractive within 90 days of being so notified, SSJ shall transfer the remaining SSJ Silent Partnership Assets to such third party. If the TK Partner not only does not agree with the offer made by SSJ but also fails to find a third party offer that is more attractive, the TK Partner may elect to change the percentages of contribution to such percentages that will result in the TK Partner enjoying a 15% cumulative IRR. SSJ has the option to purchase the silent partnership interests from the TK Partner to prevent the change of the percentages of contribution stated above

After completion of the changes of Amended Agreements, the Group continues to control the SSJ Silent Partnership Assets and retains substantially all the risks and rewards of ownership and as such will continue to consolidate these solar power projects in its consolidated financial statements. Considering the aforementioned changes in the Amended Agreements, the Group accounted for the financial liability associate with the amended silent partnership agreements as designated as fair value through profit or loss (“FVTPL”) in accordance with IAS 39, since the Silent Partnership Assets are managed and whose performance are evaluated by the Group on a fair value basis in accordance with a documented risk management strategy.

The fair value of the financial liabilities were USD80,617 thousand as at December 31, 2015, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 5. During the year ended December 31, 2015, a loss associated with the change in fair value change and extinguishment associated with the original silent partnership agreement was recognized in other loss of USD5,092 thousand.

(c) During the year ended December 31, 2015, three subsidiaries of SSJ, which holds four IPP solar parks, entered into silent partnership agreements with JA Mitsui Lease (the “JAML”). JAML provided approximately JPY63 million (USD519 thousand) in cash at the inception of the agreements, which amounted to 10% portion of total contributions in each subsidiaries, and in return are entitled to receive return in the next 15 years from the date of agreements based on an amount specified in accordance with formulas in the agreements. The fair value of this instrument is estimated based on the anticipated operating results and cash flows generated by the related solar parks for the contractual period of 15 years. The carrying amount of financial liabilities are USD882 thousand as at December 31, 2015 with a loss associated with a change in fair value to the other loss of USD363 thousand recorded in other loss in 2015. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

(d) On September 18, 2015, the Group’s wholly-owned subsidiary Energy Capital Investment S.a.r.l (“ECI”), and a third party Hudson Solar Cayman, LP (“Hudson”), a private equity and infrastructure firm entered into strategic partnership agreements to fund solar projects in Latin America. As part of this partnership, Hudson will invest USD50 million by way of the convertible notes issued by ECI for the constructions of solar projects in Chile and Uruguay, and then they will receive a 49 percent non-controlling equity in these projects upon their completion if it elects to convert the outstanding principal and interest on the notes into such equity interest. As of December 31, 2015, USD4.25 million has been funded under this arrangement.

Under the note purchase agreement, initial amortization date means, for any notes, the earlier of the date which is nine months after the commercial operation date (for any projects, the date on which such projects enters into full commercial operation, achieves preliminary acceptance, achieves technical acceptance or other similar concept, as determined in accordance with the primary construction contract(s) for such project.) of the relevant project and twenty four months after the note purchase date. Then the maturity date of the notes will be the earlier of the twentieth anniversary of the initial amortization date or August 19, 2036. When all construction costs of project companies have been funded through long-term financing from Inter-American Development Bank, the equity conversion will be effected. Hudson holds the conversion option and the mandatory prepayment option under the notes agreement.

If an equity conversion has not occurred or delayed more than one year, the repayment of principal and interest is paid semi-annually according to repayment schedule set out in each note and the date of the request for note purchase is based on the estimated commercial operation date. The outstanding principal balance of each note shall be due and payable in full on the maturity date. The share price for conversion is equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company represented by such project company shares on the date of conversion. On each equity conversion date, the outstanding principal balance of the notes issued in connection with the project company that is the subject of the equity conversion.

The Group accounted for the Hudson notes agreement as a financial liability designated as fair value through profit or loss (“FVTPL”) in accordance with IAS39. The fair value on initial recognition is the transaction price. As of December 31, 2015, the Group concluded there is no material change in fair value of the notes from face value, as a result of the limited time from the issuance date to December 31, 2015.

31. SHARE CAPITAL

	Number of shares	Share capital
		Thousand USD
The Company
Ordinary shares of USD0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014	390,026,670	5
On December 31, 2015	390,026,670	5

As of December 31, 2014 and 2015, the Group had 2,270,000 and 2,380,000 ordinary shares, respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SHARE-BASED COMPENSATION

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

As at December 31, 2013, included in the outstanding shares granted under the Share Award Scheme represented 43,830,000 vested shares and 750,000 unvested shares, respectively. And the 750,000 unvested shares were fully vested in the year 2014.

As at December 31, 2013, there was approximately USD0.2 million of total unrecognized compensation expense related to unvested shares granted, which is fully recognized in year 2014.

The fair value of the shares of Sky Power Group Ltd. during the year ended December 31, 2013 is approximately USD0.85 per share. Sky Solar Holdings and Sky Power Group Ltd. used generally accepted valuation methodologies, including the discounted cash flow approach and market approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive their respective total equity values. The key inputs into the model were as follows:

Year ended December 31, 2013
Risk-free rates of interest	2.39% to 5.16%
Market risk premium	7.2% to 8.8%
Dividend yield	—
Marketability discount	15%
Weighted average cost of capital	14.6%
Terminal growth rate	3%

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

(C)                                                            EQUITY INCENTIVE PLAN

The Company has adopted the 2014 Equity Incentive Plan made effective as of October 30, 2014. Under the Equity Incentive Plan, the Company may grant options to eligible employees or directors of the Group to subscribe for shares in Sky Solar Holdings. No consideration is paid or payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

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

As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group’s results or financial position. The weighted average remaining contractual life as at December 31, 2015 was two years.

On November 14, 2014, the Company granted 1,800,000 restricted shares to employees of the Group under 2014 Equity Incentive Plan. 25% of the restricted shares shall vest immediately upon the date of the listing of the Company’s American Depositary Shares on the NASDAQ Capital Market (the “IPO Date”). The rest 75% of the restricted shares shall vest with respect to 25% of restricted shares initially covered on each of the first anniversary of the IPO date, the second anniversary of the IPO date, and the third anniversary of the IPO date. As at December 31, 2014 and December 31, 2015, the unrecognized amounts of the unvested restricted shares were approximately USD1,476 thousand and USD542 thousand, respectively.

On July 1, 2015 and August 1, 2015, the Company further granted 500,000 and 500,000 restricted shares, respectively, to one employee of the Group under 2014 Equity Incentive Plan. 50% of the restricted shares shall vest on each of the first anniversary of the date of grant, and the rest 50% shall vest of the restricted shares shall vest on the second anniversary of the date of grant. As at December 31, 2015, the unrecognized amounts of the unvested restricted shares were approximately USD756 thousand.

For the year ended December 31, 2013, 2014 and 2015, the fair values recognized in relation to the restricted shares and share options granted and the 67,150,000 shares held by Flash Bright Power Ltd. vested upon completion of IPO amounted to approximately USD5,128 thousand , USD43,941 thousand and USD1,389 thousand , respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Cost of sales	1,135	—	—
Administrative expenses	3,993	1,033	1,389
Administrative expenses (Note)	—	42,908	—
	5,128	43,941	1,389
Less: amounts capitalized in solar parks under construction and IPP solar parks	(552)	—	—
	4,576	43,941	1,389

Note: The share based compensation recognized in year 2014, approximately USD42.9 million was recognized when the shares of the Company were listed in 2014, which fulfilled a vesting condition.

33. ACQUISITION OF SUBSIDIARIES

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

Included in the loss for the year of the Group are losses amounting to approximately USD21,305 thousand attributable to the additional business generated by the above entities holding IPP solar parks. Revenue for the year included approximately USD1,164 thousand generated from the acquirees.

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

In determining the “pro-forma” revenue and profit of the Group had the acquirees been acquired at the beginning of the current period, the management of the Group has calculated depreciation of IPP solar parks acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre- acquisition financial statements

34. DISPOSAL OF SUBSIDIARIES

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

On October 1, 2015, the Group entered into an agreement with Mr. Su. to sell and transfer all the Group’s shares in a 100% owned subsidiary namely Sky Solar Investment Limited to Mr. Su. In accordance with the terms of the agreement, the Group would pay an amount of USD2.4 million to Mr. Su (Note 28), to assume the net liabilities of Sky Solar Investment Limited in the amount of USD2.3 million and miscellaneous expense of USD0.1 million.

Analysis of asset and liabilities of Sky Solar Investment Limited as of the date of disposition is as follows:

Thousand USD
Current assets
Cash and cash equivalents	4,831
Trade and other receivables	158
Non-current assets	100
Current liabilities
Trade and other payables	(7,351)
Net liabilities disposed of	(2,262)

Gain on disposal of a subsidiary is as follows:

Year ended December 31, 2015
Thousand USD
Amount due to Mr. Su incurred	(2,368)
Net liabilities disposed of	2,262
Miscellaneous expense	106
Gain on disposal of a subsidiary	—

Net cash outflow on disposal of a subsidiary is as follows:

Year ended December 31, 2015
Thousand USD
Cash and cash equivalent balances disposed of	(4,831)
(4,831)

35. DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

During the two years ended December 31, 2014 and December 31, 2015, The Company had direct and indirect interests in the following subsidiaries:

					Proportion of nominal value
					of issued share
					capital/registered
		Establishment			capital held by the Company		Principal
Name	Region	date	Currency	Share capital	2014.12.31	2015.12.31	activities
Sky Solar Bulgaria Co EOOD	Bulgaria	02/07/2009	BGN	2,364,800	100	100	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar Power Ltd.	British Virgin Islands	23/09/2009	N/A	—	100	100	Holding entity
Sky Solar (Canada) Ltd.	Canada	13/04/2009	CAD	100,000	100	100	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Moktap Holdings Ltd.	Cyprus	09/03/2011	EUR	1,800	100	100	Holding entity
Neurlus Ltd.	Cyprus	16/12/2011	EUR	2,000	100	100	Holding entity
Sky Capital Advisory GmbH	Germany	15/06/2010	EUR	100,000	100	100	Holding entity

Sky Development Renewable Energy Resources S.A.	Greece	02/12/2009	EUR	1,260,000	100	100	Operating entity engaged in the construction, installation and management of solar parks
Sky International Enterprise Group Ltd.	Hong Kong	23/11/2007	HKD	10,000	100	100	Holding entity
Sky Solar Japan K.K.	Japan	16/10/2009	JPY	89,100,000	100	100	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	28/09/2009	EUR	12,500	100	100	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	18/05/2010	EUR	12,500	100	100	Holding entity
Energy Capital Investment S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	N/A	100	Holding entity
Sky Solar Iberica S.L.	Spain	03/12/2009	EUR	1,200,000	100	100	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Capital America Inc. (Note b)	USA	23/07/2015	USD	1	N/A	100	Operating entity engaged in the development of solar parks

Notes:

(a)                 The above table lists the subsidiaries of the Group which, in the opinion of the management, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the management result in particular of excessive length.

(b)                 The entity was newly established during the year ended December 31, 2015.

36. OPERATING LEASES

The Group as lessee

Operating leases relate to leases of premises and land with lease term between 5 to 20 years. The Group does not have an option to purchase the leased land at the expiry of the lease periods.

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Minimum lease payments paid under operating leases	1,366	2,295	1,095

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Within one year	2,241	4,862	4,040
In the second to fifth years inclusive	6,492	15,110	15,060
Over five years	21,163	54,932	52,698
	29,896	74,904	71,798

The Group as lessor

Operating leases relate to the investment property owned by the Group with lease term of 20 years. The leasee does not have an option to purchase the investment property at the expiry of the lease period. At the end of each reporting period, the Group had non-cancellable operating lease receivables as follows:

	At December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Within one year	—	182	182
In the second to fifth years inclusive	—	727	786
Over five years	—	2,761	2,838
	—	3,670	3,806

For IPP solar parks in certain countries consists of an operating lease, there is no minimum lease payment since all lease payment is contingent based on actual volume of electricity produced. The contingent rental income the Company recognized amounts to US$7.2 million and US$7.8 million for the year ended December 31, 2014 and 2015, respectively. Details of rental income are set out in note 6.

37. CAPITAL COMMITMENT

	At December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	5,299	42,548	20,079

38. RETIREMENT BENEFIT SCHEMES

The Group operated defined contribution schemes for its qualifying employees.

The total costs charged to profit or loss of approximately USD811 thousand, USD901 thousand and USD734 thousand represent contributions payable to these schemes by the Group in the year ended December 31, 2013, December 31, 2014 and December 31, 2015, respectively. As at December 31, 2014 and 2015, contributions of USD157 thousand and USD148 thousand due in respect of the year ended December 31, 2014 and 2015 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

39. RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)                                 Sales to related parties

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	3,342	—	—
RisenSky Solar and its subsidiaries	542	253	323
China New Era	1,670	9	—
Oky Solar Holdings and its subsidiaries	—	1,517	4,119
Sky Global Solar S.A.	10	9	8
	5,564	1,788	4,450

(b)                                 Purchases from related parties

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Sky Solar New Energy	491	—	—
	491	—	—

(c)                                  Consultancy fees paid by the Group

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Sky Solar New Energy	1,682	—	—

(d)                                 Compensation for logistics arrangement received by the Group in relation to Pipeline and EPC Services

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	1,413	—	—
RisenSky Solar and its subsidiaries	376	—	—
	1,789	—	—

(e)                                  Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Short-term benefits	1,179	1,255	2,413
Retirement benefit scheme contributions	58	60	121
Share-based payment expense	4,798	42,918	104
	6,035	44,233	2,638

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(f)            Interest charged by Beijing Sky Solar Investment and Sky Solar New Energy at a rate of 9.5% per annum, and charged by Sky Solar (Hong Kong) International at a rate of 12% per annum.

	Year ended December 31,
	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD
Beijing Sky Solar Investment Management Co., Ltd	—	117	165
Sky Solar New Energy Investment Limited	—	448	592
Sky Solar (Hong Kong) International Co., Ltd.	—	—	134
	—	565	891

(g)            During the years ended December 31, 2014 and December 31, 2015, a key management team member of a group entity provided personal guarantee to a group entity to facilitate the process of obtaining certain operating leases arrangements with amount of approximately USD288 thousand and USD254 thousand, respectively.

(h)            During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of HK$10 million (approximately US$1.3 million) and 0.05% of gross revenue of the Group from the year ended December 31, 2014 onwards. During the year ended December 31, 2014 and December 31, 2015, the Group has accrued approximately USD 91 thousand and USD24 thousand for using this trademark, respectively.

(i)             On June 1, 2014, the Company assigned the receivables from a third party with carrying amount of USD8.2 million to Sky Solar (Hong Kong) International Co., Ltd., at the consideration of USD9.6 million. The excess of USD1.4 million is considered to be shareholder’s contribution. Details of this transaction are set out in note c of the consolidated statements of changes in equity.

(j)             On October 1, 2015, the Group entered into an agreement with Mr. Su. to sell and transfer all the Group’s shares in a 100% owned subsidiary namely Sky Solar Investment Limited to Mr. Su. Detail information can be referred to Note 34 Disposal of a subsidiary.