Form 20-F
period 2016-12-31
Sky Solar Holdings, Ltd.
filed 2017-05-15
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016.

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

419,546,514 Ordinary Shares were issued and outstanding as of December 31, 2016

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registration was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated file ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
FISCAL YEAR ENDED DECEMBER 31, 2016

i

ii

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F:

•                                          “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•                                          “ADSs” are to our American depositary shares, each of which represents eight ordinary shares, par value US$0.0001 per ordinary share;

•                                          “CAD” and “Canadian dollar” are to the legal currency of Canada;

•                                          “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions or Hong Kong and Macau;

•                                          “EPC” are to engineering, procurement and construction services;

•                                          “Euro” or “EUR” are to the legal currency of the 19 countries comprising the Eurozone;

•                                          “FIT” are to feed-in tariff(s);

•                                          “historical project affiliates” are to certain operating entities in which we have had or currently have non-controlling interests, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l., China New Era International Limited, Oky Solar Holdings, Ltd., 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd., OKY Solar 1 K.K and OKY Solar Omut K.K ;

•                                          “HK$” are to the legal currency of the special administrative region of Hong Kong;

•                                          “IPP” are to independent power producer and refer to our business where we own and operate solar parks and derive revenue from selling electricity to the power grid;

•                                          “IPP solar park(s)” are to solar generators which we own for the purpose of generating income from the sale of electricity over the life of the solar park(s);

•                                          “JPY” and “Japanese yen” are to the legal currency of Japan;

•                                          “kWh” are to kilowatt hour(s);

•                                          “MW” are to megawatt(s);

•                                          “MWh” are to megawatt hour(s);

•                                          “O&M” are to operations and maintenance services provided for commercially operating solar parks;

•                                          “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•                                          “PPA” are to power purchase agreements;

•                                          “PV” are to photovoltaic;

•                                          “RMB” and “Renminbi” are to the legal currency of China;

•                                          “shovel-ready projects” are to projects that have all permits required for construction and grid connection, even if those projects may lack certain non-discretionary permits for which we have begun the application process and which will be granted and maintained based on our compliance with certain administrative procedures. For more information about our shovel-ready projects, including the anticipated timing of any outstanding permits, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

•                                          “solar energy system sales” or “selling solar energy systems” refer to projects where we have derived revenue from selling permits and providing EPC services or selling commercially operational solar parks.

•                                          “solar parks in operation” are to solar parks that have completed construction and are selling electricity. For more information about our solar parks in operation, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

•                                          “solar parks under construction” are to solar parks that have secured site control, energy permits, all key agreements, zoning and environmental permissions and construction permits. For more information about our solar parks under construction, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

•                                          “solar projects in pipeline” are to solar parks that are being studied for feasibility or have achieved certain milestones, but are not yet ready for construction. For more information about solar parks in our pipeline, see “Item 4. Information on the Company — B. Business Overview — Our IPP Solar Parks.”

•                                          “US$” and “U.S. dollar” are to the legal currency of the United States of America;

•                                          “watt” or “W” are to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

•                                          “we,” “us,” “our company,” “our” and “Sky Solar” are to Sky Solar Holdings, Ltd., its former parent company Sky Power Group Ltd., its predecessor entities and its consolidated subsidiaries.

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

The conversion of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2016, which was EUR1.0552 to US$1.00, JPY116.7800 to US$1.00, RMB6.9430 to US$1.00, CAD1.3426 to US$1.00 and HK$7.77534 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•                                          permitting, development and construction of our project pipeline according to schedule;

•                                          average solar radiation hours globally and in the regions in which we operate;

•                                          developments in, or changes to, laws, regulations, governmental policies and incentives, taxation affecting our operations;

•                                          adverse changes or developments in the industry we operate;

•                                          our ability to maintain and enhance our market position;

•                                          our ability to successfully implement any of our business strategies;

•                                          our ability to establish and operate new solar parks;

•                                          our intention to operate in new markets and jurisdictions;

•                                          general political and economic conditions and macro-economic measures taken by the governments to manage economic growth in the geographical markets where we conduct our business;

•                                          material changes in the costs of the PV modules and other equipment required for our operations;

•                                          fluctuations in inflation, interest rates and exchange rates;

•                                          our dividend policy;

•                                          other risks outlined in our filings with the United States Securities and Exchange Commission, or the SEC, including our registration statements on Form F-1, as amended; and

•                                          those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report on Form 20-F.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income (expense) data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated statements of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (expense) data for the year ended December 31, 2012 and 2013 and our selected consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.”

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2012	2013	2014		2015	2016
	(US$ in thousands, except for per share information or as otherwise noted)
Revenue
Related parties	133,471	5,564	1,788		4,450	788
Non-related parties	70,286	30,893	31,097		42,705	65,137
Total revenue	203,757	36,457	32,885		47,155	65,925
Cost of sales and services	(142,433)	(29,270)	(20,747)		(18,533)	(30,911)
Gross profit	61,324	7,187	12,138		28,622	35,014
Impairment loss on IPP solar parks	—	(21,645)	(1,549)		(1,835)	(2,151)
Provision on receivables	(629)	(3,521)	(2,200)		(1,071)	—
Selling expenses	(635)	(848)	(1,160)		(1,171)	(882)
Administrative expenses	(24,007)	(25,030)	(63,770	)(1)	(22,556)	(29,744)
Other operating income	789	484	6,293		197	13,163
Reversal of provision for other taxes	—	—	—		6,025	—
(Loss) profit from operations	36,842	(43,373)	(50,248)		8,211	15,400
Investment income	955	960	405		349	498
Other gains and losses	(1,132)	(3,488)	(15,647)		(6,901)	(4,971)
Finance costs	(1,132)	(2,352)	(3,817)		(3,897)	(6,368)
Other expenses	(3,170)	(2,266)	(3,526)		—	—
(Loss) profit before taxation	33,495	(50,519)	(72,833)		(2,238)	4,559
Income tax (expense) credit	(6,630)	(3,372)	(910)		684	(1,277)
(Loss) profit for the year	26,865	(53,891)	(73,743)		(1,554)	3,282

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(US$ in thousands, except for per share information or as otherwise noted)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference	1,031	(352)	(11,114)	(10,310)	57
Share of other comprehensive income of associates	—	—	—	—	136
Fair value loss arising from cash flow hedges	—	—	—	(680)	(446)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—	—	—	—	1,126
Total comprehensive income (expense) for the year	27,896	(54,243)	(84,857)	(12,544)	4,041
Earnings (loss) per share
Basic	0.08	(0.16)	(0.21)	0.00	0.01
Diluted	0.08	(0.16)	(0.21)	0.00	0.01
Earnings (loss) per ADS(2)
Basic	0.64	(1.28)	(1.66)	(0.03)	0.08
Diluted	0.64	(1.28)	(1.66)	(0.03)	0.08
Other Financial Data:
Adjusted EBITDA(3)	47,024	(12,038)	(1,232)	15,708	32,223

(1)                                 Includes a one-time equity incentive fee expense of US$42.9 million in 2014.

(2)                                 Each ADS represents eight ordinary shares.

(3)                                 See “—Adjusted EBITDA” below.

Revenue Categories

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(US$ in thousands)
Electricity generation income(1)	4,515	8,020	22,205	35,479	53,658
Solar energy system sales	180,231	21,462	6,939	9,392	9,711
Other(2)	19,011	6,975	3,741	2,284	2,556
Total Revenue	203,757	36,457	32,885	47,155	65,925

(1)                                 Represents revenue from selling electricity from IPP solar parks.

(2)                                 Represents revenue from the sale of solar modules and the provision of O&M services.

Selected Consolidated Statements of Financial Position

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(US$ in thousands)
Current assets	238,691	122,861	95,496	80,973	166,168
Non-current assets	52,171	128,406	194,090	280,107	310,078
IPP solar parks	43,395	119,506	180,610	259,423	271,253
Total assets	290,862	251,267	289,586	361,080	476,246
Current liabilities	251,102	130,653	100,859	74,210	69,112
Non-current liabilities	23,382	22,510	64,978	174,151	273,212
Total equity	16,378	98,104	123,749	112,719	133,922

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

	As of and for the Year Ended December 31,
	2012	2013	2014	2015	2016
	(US$ in thousands)
(Loss) profit for the year	26,865	(53,891)	(73,743)	(1,554)	3,282
Adjustments:
Income tax expense (benefit)	6,630	3,372	910	(684)	1,277
Depreciation of property, plant and equipment	305	283	531	281	271
Depreciation of solar parks	2,474	4,395	6,177	9,229	14,208
Amortization	100	101	214	102	71
Share-based payment charged into profit or loss	7,352	4,576	43,941	1,389	997
Interest expenses	1,132	2,352	3,817	3,897	6,368
Impairment loss on IPP solar parks	—	21,645	1,549	1,835	2,151
Fair value changes of financial liabilities-FVTPL	—	—	9,646	5,686	2,957
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	—	—	—	585	641
IPO expenses	1,537	1,608	3,526	—	—
Reversal of provision for other taxes	—	—	—	(6,025)	—
Impairment on the receivable	629	3,521	2,200	1,071	—

Adjusted EBITDA	47,024	(12,038)	(1,232)	15,708	32,223

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

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in April 2014, the Greek government passed a law to reduce the FIT in effect on existing PPAs by roughly 30% and placed a discount on electricity sold in 2013. As a result, in relation to our Greek solar parks, we recognized an impairment loss of US$21.6 million and US$1.5 million in 2013 and 2014, respectively. In addition, in December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our business operations in a number of countries and, as of December 31, 2016, have completed 292.3 MW of solar parks globally. As of December 31, 2016, we owned and operated 159.8 MW of solar parks as an IPP. In addition, as of December 31, 2016, we had 84.5 MW of solar parks under construction, 172.2 MW of shovel-ready projects and 1.0 GW of solar parks in pipeline in 13 countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

Operating in the international marketplace exposes us to a number of risks globally and in each of the jurisdictions where we operate, including, without limitation:

•                                          economic and financial conditions, including the stability of credit markets, foreign currency controls and fluctuations;

•                                          the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;

•                                          changes in government regulations, policies, tax, subsidies and incentives, particularly those concerning the electric utility industry and the solar industry;

•                                          complex regulations in numerous jurisdictions, including trade restrictions or embargoes;

•                                          political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations, and trade protectionism, restrictions or embargoes;

•                                          compliance with local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations can be substantial;

•                                          dependence on governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

•                                          local corporate governance and other legal requirements;

•                                          difficulties with local operating and market conditions, particularly regarding customs, taxation and labor; and

•                                          failure of our contractual parties to honor their obligations to us, and potential disputes with clients, contractors, suppliers or local residents or communities.

In particular, the European debt crisis and market perception concerning the instability of the Euro could materially and adversely affect our business performance. Concerns persist regarding the sovereign debt liabilities of certain Eurozone countries, including Greece, which accounted for 13.3% of our revenue for the year ended December 31, 2016. The overall stability of the Euro and the effect of persistent uncertainty about the future composition of the Eurozone could adversely affect our business, financial condition, and results of operations.

As a result of Greece’s financial crisis and a call for referendum on the country’s bailout terms on July 5, 2015, capital controls were introduced in Greece on June 28, 2015 by a Legislative Act, as amended and supplemented, issued by the Greek President of the Hellenic Republic and a bank holiday was declared in the same Act which lasted until July 19, 2015. Capital controls have been eased since their introduction, but are still in force, and restrictions on bank transactions are still imposed, such as a fortnightly limit on cash withdrawals, transfer of money abroad either in cash or through the banking system, opening of new accounts etc. Bank transactions which are not explicitly permitted or to the extent that they are not explicitly permitted, such as a remittance or credit transfer from a banking institution operating in Greece to another banking institution operating abroad, are subject to approval by specific Subcommittees that function within each banking institution or the Committee for the Approval of Banking Transactions that functions within the Secretariat General for Economic Policy of the Ministry of Finance, following the submission of a request accompanied by the relevant documentation such as invoices, billing documents, declarations, other relevant evidence and documentation. As a result of these developments, we have had and may continue to have difficulties up-streaming profits or proceeds from our Greek operation.

In addition, at the end of September 2014, five out of the ten general electricity utilities in Japan announced plans to temporarily suspend reviews of proposals from solar energy producers, such as us, due to a foreseeable shortage in their available power transmission capacity in light of the popularity of the FIT program. The five utilities in question are Kyushu Electric Power, Shikoku Electric Power and Okinawa Electric Power, which operate in the west of Japan, and Hokkaido Electric Power and Tohoku Electric Power, which operate in the northeast. Such temporary suspension has been lifted in exchange for the introduction of a new rule referred to as the “designated electric company system.” In cases where the interconnection amounts applied for have already surpassed or are expected to surpass available interconnection amounts under the current rules, electric companies will be able to use the “designated electric company system” to grant interconnection on the premise that such interconnection may be subject to uncompensated curtailment beyond 30 days or 360 hours per year. Installment of remote curtailment systems will also be required at the same time to allow for curtailment on an hourly basis. As of the end of February 2016, seven (Hokkaido Electric Power Co., Inc., Tohoku Electric Power Co., Inc., Hokuriku Electric Power Co., Inc., Chugoku Electric Power Co., Inc., Shikoku Electric Power Co., Ltd., Kyushu Electric Power Co., Ltd., and Okinawa Electric Power Co., Inc.) out of the ten general electricity utilities in Japan have been designated as “designated electric companies” for solar projects. While such uncompensated unlimited curtailment will not apply to projects that received the interconnection acceptance before the interconnection application amount surpassed the available interconnection capacity for each relevant electricity utility, we may still experience adverse effect in relation thereto and our future expansion options under the FIT program may be materially and adversely affected. In addition, the Ministry of Economy, Trade and Industry, or METI, introduced reform measures in April 2015, which amended the dates and criteria for electricity price determinations, added conditions under which a grid-connection agreement can be terminated, and introduced criteria for electricity price changes in relation to plants that change solar cells or increase capacity. Furthermore, an announcement was made in February 2016 regarding a cabinet decision concerning the “Amendment Bill for Partial Amendment of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (FIT Act), etc.” which was submitted in the 190th ordinary session of the Diet. The amendment bill is intended to drastically revise the FIT scheme in order to achieve the dual goal of “maximal implementation of renewable energy and suppression of burden by the citizens.” Some of the main points of the revision are establishing a new FIT approval (setsubi nintei) system in light of the incidence of non-operational projects, refining existing schemes in order to ensure the appropriate operation of business throughout the entire business period, setting targets on the mid- to long-term FIT price and disclosure of the FIT price for a multiple-year period, and revising the method of FIT price determination, for example, by implementing a bidding system and changing the entities that are obligated to purchase renewable electricity. On April 1, 2017, the Amendment of the FIT Act has been enacted. We are evaluating the impacts of the Amendment of the FIT Act to remain competitive in terms of EPC construction.

Furthermore, in recent months, there have been certain notable changes in the Ontario government’s energy policy regarding PPAs. As a result, the second Large Renewal Project program (LRP II) has been cancelled, and there will not be a further round of FIT application for renewable energy project applications (i.e. FIT6) in Ontario. Ontario is now no longer expected to be a key market for obtaining future PPAs. However, other provinces in Canada have begun work on potential new programs to encourage greater use of renewable energy, potentially utilizing PPAs or otherwise.

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

As we enter new markets in different jurisdictions, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. For example, as we are expanding further into the US market, additional risks and permitting delays, as well as, project development and timing issues in a highly regulated market may be significant.

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

Further, federal, regional, state or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing solar parks in operation by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of solar projects allowed under net metering policies. National, regional, state or local government energy policies, law and regulation supporting the creation of or regulating entry into wholesale energy markets is currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

Regulatory and permitting changes in a jurisdiction in which we have a solar park in pipeline or solar park under construction may make the continued development of such solar park infeasible or economically disadvantageous and any expenditure we have made to date on such solar park in pipeline or solar park under construction may be wholly or partially written off. Any of these changes could significantly increase the regulatory-related compliance and other expenses incurred by the solar parks in pipeline or solar parks under construction and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of such solar parks or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws. We face significant liabilities if we fail to comply with the FCPA and other anticorruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business. We may have direct or indirect interactions with officials and employees of government agencies. In the United States, we need to obtain various approvals, permits and licenses from the federal, state of local government agencies. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA, other applicable anticorruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of certain privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

The United States federal government currently offers a 30% investment tax credit under Section 48(a)(3) of the U.S. Internal Revenue Code, or the Federal ITC, for the installation of commercial solar power facilities whose construction commences by December 31, 2019.  The Federal ITC declines to 26% for systems that commence construction by December 31, 2020 and to 22% for systems that commence construction by December 31, 2021. The Federal ITC is scheduled to decline to a permanent 10% effective January 1, 2022. Solar parks that meet these deadlines must be placed in service before January 1, 2024 to qualify for the credits at the levels set out above. Solar parks that are placed in service after January 1, 2024 qualify for a 10% Federal ITC. In addition, any solar park under construction on or after January 1, 2022 will qualify for a 10% Federal ITC. Certain of our solar parks in operation utilized the Federal ITC and certain of our solar parks under construction will utilize the Federal ITC. Reduction in, or expiration of, the Federal ITC could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital needed for the construction phase of our solar projects in pipeline.

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

For example, we entered into a strategic partnership agreement with Hudson Clean Energy Partners, or Hudson, in September 2015 to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States. See “Item 4. Information on the Company—B. Business Overview—Strategic Partnership with Hudson Clean Energy Partners.” Our partners may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons. In addition, there can be no assurance that we will be able to maintain such relationship or enter into new relationships. Any deterioration in our existing relationships or failure to enter into new relationships with suitable partners on commercially acceptable terms to finance our project developments may have an adverse impact on our growth prospects and future profitability.

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

In early 2013, we began to strategically expand our IPP portfolio. Installing and constructing solar parks requires significant upfront capital expenditure and there may be a significant delay before we can recoup our investments through the long-term recurring revenue of our IPP solar parks. Our ability to obtain external financing is subject to a number of uncertainties, including:

•                                          our future financial condition, results of operations and cash flows;

•                                          the general condition of global equity and debt capital markets;

•                                          regulatory and government support in the form of tax credits, rebates, FIT price support schemes and other incentives;

•                                          the continued confidence of banks and other financial institutions in our company and the PV industry;

•                                          economic, political and other conditions in the jurisdictions where we operate; and

•                                          our ability to comply with any financial covenants under the debt financing.

In addition, historical project affiliates in which we have held non-controlling interests have secured financing from financial institutions where our affiliates’ other equity owners have acted as financial guarantors. The ability of our affiliates to obtain financing depends on the ability of our affiliates’ other equity owners to secure financing, provide acceptable guarantees for financing and comply with any applicable financial covenants. Due to our minority position, we may not be able to control the ability of the affiliate to comply with any applicable financial covenants or other obligations under the loan. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Disputes with our historical project affiliates’ other equity owners may adversely affect our business.”

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

On December 23, 2014, we announced our intention to expand our business into the Chinese solar market, and although we expected to make our first investments in China during 2015, we delayed entry for various market condition. However, we continue to evaluate attractive opportunities for entering the Chinese solar market and over the next few quarters we expect to make investments in China. Nonetheless, our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including:

•                                          access to project financing and other sources of capital to finance our China investments, which may not be available on reasonable terms or at all given the fact that Chinese capital and foreign exchange markets are less developed relative to the countries where we have worked in the past;

•                                          curtailment of power purchase amounts promised by utilities due to lack of sufficient transmission grid infrastructure;

•                                          regulations creating significant burdens or limiting entirely the ability of Chinese residents to repatriate capital into China, which affects our ability to finance Chinese investment through funds we have obtained or we will obtain from abroad;

•                                          our short operational history as a downstream solar park developer in China;

•                                          delays in obtaining land rights and related permits and other required governmental permits and approvals;

•                                          potential difficulties in collecting payments from large state-owned enterprises or utilities related to the Chinese legal system;

•                                          potential challenges from local residents, government organizations, and others who may not support our projects; and

•                                          potential conflict with our module and other equipment suppliers as a result of our direct competition with certain of their downstream ventures.

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

We began our business in 2009 and have a limited operating history. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2014, 2015 and 2016, we derived 21.1%, 19.9% and 14.7% of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2016, we had a total of 159.8 MW of IPP solar parks in operation with a carrying value of US$271.3 million. In 2014, 2015 and 2016, we derived 67.5%, 75.2% and 81.4% respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

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

Other difficulties executing this growth strategy, particularly in new jurisdictions we may enter, include:

•                                          accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

•                                          obtaining construction, environmental and other permits and approvals;

•                                          securing land, rooftop or other site control;

•                                          managing local operational, capital investment or components sourcing regulatory requirements;

•                                          connecting to the power grid on schedule and within budget;

•                                          connecting to the power grid if there is insufficient grid capacity;

•                                          identifying, attracting and retaining qualified development specialists, technical engineering specialists and other personnel;

•                                          managing any acquired assets or assets held under affiliates;

•                                          securing cost-competitive financing on attractive terms;

•                                          operating and maintaining solar parks to maintain the power output and system performance; and

•                                          collecting FIT payments and other economic incentives as expected.

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

Our rights to the properties used for our solar parks may be challenged by property owners and other third parties. For example, in Chile we have had to negotiate and clarify with other mining concession holders about the priority of our mining concession rights over certain areas where we intend to construct a solar park, which may delay our timetable for construction. An adverse decision from a court or the absence of an agreement with such third-parties may result in additional costs and delays in the construction and operating phases of any solar park so situated. In addition, certain real properties used for our solar parks in Spain and Uruguay were mortgaged to third parties by the relevant landlords to secure other debts before we obtained our rights with respect to such properties and, as a result, our rights are subject to the mortgages. In the event of failure by the relevant debtor to comply with its payment obligations, the mortgagee will be entitled to sell the properties. By authorization granted by the Uruguayan mortgagee dated November 2016, the mortgagee or the purchaser of such properties shall respect our rights to the properties, including the original terms and extensions of the land lease agreements. In addition, some properties used for our solar parks are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar parks may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar parks on such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar parks. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. For example, we entered the U.S. market in 2015, with the formation of Sky Capital America Inc. and have targeted the U.S. market as a market with high growth potential. We acquired 22 MW operating solar parks and 22.5 MW development stage permits in the U.S. in 2016 We also intend to significantly increase the proportion of solar parks we develop as IPP solar parks in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We have been, and in the future may be, the target of lawsuits, harassment, or other hostile conduct by third parties. Such conduct has in the past included, and may in the future include, malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., have sent letters threatening litigation, and certain of these claimants have sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) our failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) Mr. Su’s improper use of the proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our chairman and certain other shareholders in connection with the restructuring of Sky Solar Holdings Co., Ltd. Sky Solar Holdings Co., Ltd is not a party to the arbitration. Since the commencement of these proceedings, three of the six claimants have withdrawn their claims. As of the date of this annual report, this arbitration remains pending. We believe that these claims are without merit, and that these claimants may be attempting to extort economic benefits from us and our chairman. Nevertheless, these allegations could become a significant distraction for our management. It is also possible that any such allegations against us or our chairman or other executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Despite our belief that such claims are without merit, if any of these claimants were to prevail in any claim brought against us or against our chairman or were to publicly disseminate any of these allegations, our reputation, business and the trading price of our ADSs could be adversely affected.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2016 was fixed through PPAs for 99.3% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into PPAs and sell based on the spot market price of electricity. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

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

The PV market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. The PV industry continues to experience lower costs, improved efficiency and higher electricity output. However, trends in the PV industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar parks, including:

•                                          the cost and availability of credit, loans and other forms of financing for solar parks;

•                                          fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources;

•                                          the cost-effectiveness of solar parks compared to conventional and other non-solar energy sources;

•                                          the performance and reliability of solar parks compared to conventional and other non-solar energy sources;

•                                          the availability of grid capacity to dispatch power generated from solar parks;

•                                          environmental concerns related to solar parks and other local permit issues;

•                                          the availability of government subsidies and incentives to support the development of the PV industry;

•                                          public perceptions of the direct and indirect benefits of adopting renewable energy technology;

•                                          the success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•                                          regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

•                                          the deregulation of the electric power industry and the broader energy industry.

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

Solar project development and construction is challenging and may ultimately not be successful; solar parks in pipeline may not receive required permits, property rights, PPAs, interconnection and transmission arrangements; and financing or construction of solar parks under construction may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our business, financial condition and results of operations.

The development and construction of solar projects involve numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a solar park is economically, technologically or otherwise feasible. Success in developing a particular solar park is contingent upon, among other things:

•                                          securing suitable project sites, necessary rights of way, satisfactory land rights in the appropriate locations with capacity on the transmission grid and related permits, including completing environmental review and implementing any required mitigation measures;

•                                          rezoning land, as necessary, to support a solar park;

•                                          negotiating satisfactory engineering, procurement and construction agreements and land use and access rights;

•                                          negotiating and receiving required permits and approvals for project development from government authorities on schedule;

•                                          completing all required regulatory and administrative procedures needed to obtain permits and agreements;

•                                          procuring rights to interconnect the solar park to the electric grid or to transmit energy;

•                                          paying interconnection and other deposits, some of which are non-refundable;

•                                          negotiating favorable payment terms with suppliers;

•                                          signing PPAs or other arrangements that are commercially acceptable, including adequate for providing financing;

•                                          obtaining construction financing, including debt financing and own equity contribution; and

•                                          satisfactorily completing construction on schedule.

Successful completion of a particular solar project may be adversely affected by numerous factors, including without limitation:

•                                          unanticipated changes in project plans or defective or late execution;

•                                          difficulties in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

•                                          the inability to procure adequate financing with acceptable terms, especially for engineering, procurement and construction;

•                                          unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•                                          labor, equipment and materials supply delays, shortages or disruptions, or work stoppages;

•                                          adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

•                                          cost over-runs, due to any one or more of the foregoing factors.

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

We may not successfully engage business partners that are reliable and capable. In addition, in the course of cooperation, our business partners may:

•                                          have economic or business interests or goals that are inconsistent with ours;

•                                          take actions contrary to our instructions or make requests contrary to our policies or objectives;

•                                          be unable or unwilling to fulfill their obligations under the relevant cooperative arrangements, including their obligation to make the required capital contribution; or

•                                          experience financial difficulties.

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

Prior to 2013, we primarily generated revenue from selling permits, providing EPC services and selling commercially operational solar parks. In a given period, our revenue was affected by the limited number of solar parks that are under development and sold to third parties, and therefore subject to significant fluctuations. Although we focus on developing IPP solar parks, we will continue to develop, build and sell solar energy systems and solar parks from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods. To the extent that we continue to develop, build and sell solar energy systems, we may be exposed to similar risks going forward.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we continue to develop our IPP business. As of December 31, 2016, we had US$27.3 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$131.9 million in outstanding long-term bank borrowings (excluding the current portion).

Our debt could have significant consequences on our operations, including:

•                                          reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•                                          limiting our ability to obtain additional financing;

•                                          limiting our flexibility in planning for, or reacting to economic downturns;

•                                          increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•                                          potentially increasing the cost of any additional financing.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. See “Item 15. Controls and Procedures.” In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2016, we and our independent public accounting firm identified three material weaknesses and other control deficiencies, each as defined in Audit Standard No. 5 published by the Public Company Accounting Oversight Board (United States), or PCAOB, in our internal control over financial reporting. As defined in Audit Standard No. 5, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to, among other deficiencies, (i) insufficient accounting resources and process including implementation of policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, and (iii) lack of an independent internal audit function to perform management self-assessment on internal controls. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and other control deficiencies, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We have begun and plan to continue to take various measures to remediate the material weaknesses and other deficiencies identified. However, these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that we have identified or may identify in the future.

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

Accordingly, one of our affiliates established in the PRC, Tany International (Baoding) Solar Electric Co., Ltd., or Tany Baoding, is a PRC resident enterprise and one of our subsidiaries established in Hong Kong, Sky International Enterprise Group Limited, or Sky International Enterprise, may be deemed as a non-PRC resident enterprise under SAT Circular 7 and other PRC tax regulations. Sky International Enterprise disposed of 100% of the equity interests in Tany International (Hong Kong) Co Limited, or Tany Hong Kong, which holds 100% of the equity interests in Tany Baoding, to Sky Solar (Hong Kong) International Co. Limited on May 28, 2013. This disposal may be categorized as an “Indirect Transfer” of equity interests in a PRC resident enterprise by a non-PRC resident enterprise as defined under SAT Circular 7 and other PRC tax regulations. Therefore, Tany Baoding may be liable to assist tax authorities in collecting such tax from Sky International Enterprise if the transfer of equity interests in Tany Hong Kong is subject to SAT Circular 7 and other PRC tax regulations, in which case, Sky International Enterprise would incur tax obligations when the relevant equity transfer contract took effect and the transfer was completed. The tax obligation for this transaction may incur on the date when relevant transfer contract took effect or procedures were closed, pursuant to Article 15 of SAT Circular 7. However, it currently unclear how the relevant PRC tax authority will implement or enforce SAT Circular 7 and other PRC tax regulations and whether the enterprise income tax on capital gains will be subject to any further change resulting in any adverse impact on us.

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

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2016, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our chairman and chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our chairman and chief executive officer, Mr. Weili Su, to use the trademark “Sky Solar.” Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2014 we recorded net foreign exchange losses of US$7.4 million, primarily due to the increase in depreciation of the Euro against the U.S. dollar. In 2015, we recorded net foreign exchange gain of US$0.4 million, primarily due to the appreciation of JPY. In 2016, we recorded net foreign exchange gain of US$1.2 million, primarily due to appreciation of the U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro, JPY and CAD. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm to audit and issue an opinion on our financial statements in a timely manner, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our senior management, directors, principal shareholders and affiliated entities have substantial control and influence over our corporate actions and business, and their interests may not be aligned with our other shareholders.

Our senior management, directors, principal shareholders and their affiliated entities beneficially own approximately 36.0% of our outstanding shares as of April 1, 2017. Our executive officers and certain shareholders have granted our chairman and chief executive officer, Mr. Weili Su, an irrevocable proxy, with full power of substitution and resubstitution, to vote on their behalf in our elections. Mr. Su has the ability to vote or the proxy to vote an aggregate of 36.0% of our outstanding shares. As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Mr. Su also controls the “Sky Solar” and “天华阳光” trademarks licensed to us, and holds solar parks in Greece and China under the “Sky Solar” and “天华阳光” brand that are not part of our company. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. Without Mr. Su’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders. Mr. Su may also take actions to prevent us from continuing to use the trademarks.

We relied on our historical project affiliates to generate a portion of our revenue and we obtained financing from our affiliated entities controlled by Mr. Su.

A portion of our total revenue was derived from our historical project affiliates, which we formed for solar park co-investment. For example, our largest client during 2013, ChaoriSky Solar, our then-affiliate which we formed with a module manufacturer and in which we had held a 30% equity interest until November 2013, accounted for 9.2% of our total revenue in 2013. OKY Solar Holdings and its subsidiaries, in which we hold 30% through Sky Solar Japan accounted for 8.7% of our total revenue in 2015. In 2016 revenue from related parties decreased to 1.2% of the total revenue. In addition, we obtained financing from our affiliated entities controlled by our chairman and chief executive officer, Mr. Su, for corporate and working capital purposes. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

As of the years ended December 31, 2014, 2015 and 2016, we had amounts due from related parties of US$15.2 million, US$17.8 million and US$15.8 million respectively. While we have become less dependent on our affiliates, as we continue to transition to more of an IPP business model we may continue to leverage the financial resources and/or project development expertise of our affiliates and/or their other equity owners. The financial health, creditworthiness and business performance of our affiliates may therefore have an adverse effect on our results of operations.

Our transactions with our historical project affiliates may not be on an arm’s length basis.

We have historically leveraged our historical project affiliates as vehicles to expand our business overseas through delivering our permit development capabilities, EPC services and O&M services to them. We have entered, and expect to continue to enter, into various transactions including sale of primary development rights and provision of EPC services with these affiliates, which have contributed to a significant portion of our revenue. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates.” These affiliates were formed with the intention that our affiliates’ other equity owners who are module manufacturers, such as Risen, provide their modules to such affiliates and that we provide our permits and EPC services to the affiliate. In these transactions going forward, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms. Since we hold substantial interest in these affiliates and therefore have significant influence over these affiliates, there is a risk that any decisions or actions taken by either our affiliates or us in these transactions (including with respect to pricing, amendments, disputes or enforcement proceedings) may not be the same if we operated on an arm’s length basis.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs in November 13, 2014 with closing prices ranging from US$1.23 to US$12.72 per ADS as of May 12, 2017. The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs.

In addition to market factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations and the solar industry, including the following:

•                                          actual or anticipated fluctuations in our financial results and operating metrics;

•                                          changes in earnings estimates or recommendations by securities analysts;

•                                          announcements of new investments, acquisitions, strategic partnerships, or affiliates or disposition of material assets, business or investments;

•                                          announcements of new services and expansions by us or our competitors;

•                                          additions or departures of key personnel;

•                                          release of lock-up or other transfer restrictions on our outstanding equity securities, which could result in downward price pressure on our ADSs and increase the number of ADSs traded in the market;

•                                          sales of additional securities;

•                                          changes in policies and developments relating to the solar industry;

•                                          the valuation of publicly traded companies that are engaged in business activities similar to ours;

•                                          news regarding recruitment or loss of key personnel by us or our competitors; and

•                                          potential litigation or regulatory investigations.

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

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 1, 2017, we had 419,546,514 ordinary shares outstanding, including 6,353,750 ADSs sold in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. As of April 1, 2017, 170,372,288 of these remaining ordinary shares had been converted into ADSs. Ins addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Under the deposit agreement for our ADSs, if we asked for your voting instructions but the depositary does not receive your instructions by the cut-off date specified in the related notice, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•                                          we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                                          we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                                          we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                                          a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                                          the voting at the meeting is to be made on a show of hands.

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

We are exempt from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NASDAQ Stock Market Rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•                                          have a majority of the board be independent;

•                                          have independent directors involved in the selection of director nominees, by having a nominating and corporate governance committee that is composed entirely of independent directors or by having director nominees selected or recommended by a majority of independent directors meeting in executive session;

•                                          have independent directors involved in the determination of executive compensation, by having a compensation committee that is composed entirely of independent directors or by submitting such matters for approval or recommendation by a majority of independent directors meeting in executive session;

•                                          have a minimum of two members on our compensation committee that is composed entirely of independent directors; and

•                                          have a minimum of three members on our audit committee that is composed entirely of independent directors.

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

As a public company, we have incurred significant legal, accounting and other expenses that we did not have as a private company prior to our initial public offering. When we cease to be an “emerging growth company”, we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes Oxley Act and the other rules and regulations of the SEC. We will cease to be an “emerging growth company” on the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. In addition, new rules and regulations relating to information disclosure, financial reporting and control and corporate governance, which could be adopted by the SEC, NASDAQ and other regulatory bodies and exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and to make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we qualify as an “emerging growth company”. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year during which we have gross revenues of US$1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering, (iii) the date on which we have issued more than US$1 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

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

There is a significant risk that we will become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or a PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. The factual determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. Based on the current and projected composition of our income and valuation of our assets, there is a significant risk that we will become a PFIC during our current taxable year. Our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules.  Additionally, if we were to be or become classified as a PFIC, a U.S. Holder may be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the Holder does not file the appropriate form. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In 2009, Mr. Su incorporated Sky Solar Holdings Co., Ltd. in the Cayman Islands as a vehicle to consolidate his interests in various ventures involving solar parks and to facilitate capital-raising activities. Sky Solar Holdings Co., Ltd. was the immediate holding company of Sky Solar Power Ltd., a limited liability company incorporated in the British Virgin Islands before our establishment. In 2009, we connected our first projects in the Czech Republic. In 2011, we expanded into Latin America. In 2012, we shifted our focus to IPP and commenced our strategic operations in South Africa. On August 19, 2013, in order to facilitate the listing of the business, Mr. Su incorporated our company under our former name Sky Power Holdings, Ltd., as a listing vehicle and concurrently we became the holding company of Sky Solar Power Ltd. The immediate holding company of our company was Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. On June 26, 2014, we changed the name of Sky Power Holdings Ltd. to Sky Solar Holdings, Ltd.

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

We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. In September 2015, we entered into a strategic partnership agreement with Hudson Clean Energy Partners to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets. We have significantly strengthened our presence in the United States since our acquisition of 22 MW operating solar parks in California and Massachusetts in July 2016, and acquired an additional 22.5MW development stage permits in California and Vermont in August 2016. In 2016, we sold 9.2 MW operating solar parks in Canada to third parties. In January 2017, we sold 1.6 MW solar parks in Canada to third parties. In January, 2017, we also sold 23 MW operating solar parks in Greece to a third party, which was closed in April 2017.

In December 2014, we announced our intent to enter the China market, which we expect to be among our major growth markets going forward. Due to various market conditions we continued to evaluate opportunities in China throughout 2015 and 2016, but we made no acquisitions or investments in China.

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

B. Business Overview

Overview

We are a global IPP. We develop, own and operate solar parks and generate revenue primarily by selling electricity. We have focused on the downstream solar market since our inception and have developed projects primarily in Asia, South America, Europe and North America. We believe our broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. We aim to expand our current operations such as those in Japan, Chile, Uruguay and the United States and establish operations in other select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. By design, we focus on the downstream PV segment, and as a result, we are technology agnostic and we can customize our solar parks based on local environmental and regulatory requirements.

Prior to becoming an IPP, we sold the solar parks and systems that we developed. We initiated our global IPP model in 2012. In 2013, we began to strategically reduce our system sale business in favor of the IPP model in order to internalize more value from project development and generate stable and recurring long-term cash flow. By the fourth quarter of 2013, we began to generate a majority of our revenue from selling electricity from IPP solar parks. We intend to leverage our established pipeline projects and increased financing capabilities to expand our IPP business. We also optimize our portfolio from time to time by selling solar energy systems or establishing joint ventures, depending on project economics, local power markets and the regulatory conditions.

We have access to a variety of financing sources and a demonstrated ability to design cost-effective project funding solutions. We are well positioned to create efficient financing solutions that are responsive to local regulatory conditions and financial markets. We believe we can leverage our global presence to reduce our financing costs with alternatives from different geographies.

As of December 31, 2016, we developed 133 solar parks with an aggregate capacity of 160.6 MW in Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States and Uruguay. Under our IPP revenue model, we owned and operated 159.8 MW of solar parks, including 23.0 MW in Greece, 94.7 MW in Japan, 5.6 MW in the Czech Republic, 3.7 MW in Bulgaria, 1.8 MW in Canada, 0.9 MW in Spain, 22.1 MW in the United States and 8.0 MW in Uruguay. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, as of December 31, 2016, we had over 1.1 GW of solar projects in various stages of development in countries such as Chile, Uruguay, Japan, Canada and the United States, consisting of 84.5 MW under construction, 172.2 MW of shovel-ready projects and more than 0.8 GW of solar parks in pipeline. We classify 536.1 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, Uruguay, Chile and the United States and a medium-term focus on the developing China market.

Our revenue was US$32.9 million, US$47.2 million and US$65.9 million in 2014, 2015 and 2016, respectively. Our gross profit was US$12.1 million, US$28.6 million and US$35.0 million in 2014, 2015 and 2016, respectively. We incurred losses of US$73.7 million, US$1.6 million in 2014 and 2015, respectively and gains of US$3.3 million in 2016. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2014 to 2015 and to 2016, our revenue from selling electricity from IPP solar parks grew from US$22.2 million to US$35.5 million to US$53.7 million, representing 67.5%, 75.2% and 81.4% of our revenue, respectively. The total capacity of our IPP solar parks was 65.2 MW, 128.6MW and 159.8 MW, and the total carrying value of our IPP solar parks was US$180.6 million, US$259.4 million and US$271.3 million as of December 31, 2014, 2015 and 2016, respectively.

Our IPP Solar Parks

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Greece, Bulgaria, the Czech Republic, Spain, Uruguay and the United States, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market. Between our current operational IPP assets and pipeline projects in development, our IPP solar park portfolio spans more than a dozen countries on five continents.

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

•                                          Solar Parks in Operation. These solar parks have completed construction and are selling electricity.

•                                          Solar Parks Under Construction. These solar parks have secured site control, energy permits, all key agreements, zoning and environmental permissions and construction permits.

•                                          Shovel-ready projects. These projects have all permits required for construction and grid connection, even if those projects may lack certain non-discretionary permits for which we have begun the application process and which will be granted and maintained based on our compliance with certain administrative procedures. We must also still submit certain administrative notifications at least one month prior to construction to begin building certain shovel-ready projects in Japan. For detailed permitting requirements in each country where we have shovel-ready projects, see “—Featured Countries.”

•                                          Solar Projects in Pipeline. These solar parks are being studied for feasibility or have achieved certain milestones, but are not yet ready for construction. Our solar projects in pipeline are classified as either “advanced pipeline,” “qualified pipeline” or “development pipeline.” We generally expect solar projects to be shovel-ready within 12 months of their designation as advanced pipeline. We expect finalization of at least one key permit or agreement for our solar projects within six months of their designation as qualified pipeline. Development pipeline solar projects are under evaluation. For more information about our solar projects in pipeline, see “—Solar Projects in Pipeline.”

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2016:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity	Installation (ground- mounted or rooftop- mounted)	FIT Terms(1)	Price of Electricity (per kWh)	Contract Life	Counterparties
				(MW)
Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY32-40	20 years	Tokyo Electric; North East Electric; Hokkaido Electric; Kyushu Electric;
	2013Q2	1	100%	2.4	Ground
	2013Q3	2	100%	3.9	Ground
	2013Q4	3	100%	4.4	Ground
	2014Q1	1	100%	2.0	Ground
	2014Q2	4	100%	5.4	Ground
	2014Q4	4	100%	7.9	Ground
	2015Q1	16	100%	26.4	Ground
	2015Q3	9	100%	12.3	Ground
	2015Q4	8	100%	11.9	Ground
	2016Q1	3	100%	6.3	Ground
	2016Q3	2	100%	3.7	Ground
	2016Q4	6	100%	7.5	Ground

Greece	2012Q3	5	100%	0.5	Ground	Fixed with option to amend(2)	EUR0.18-0.36	20 years	Greek Operator of Electricity Market, S.A.
	2012Q4	1	100%	2.0	Ground
	2013Q1	7	100%	15.9	Ground
	2013Q2	7	100%	4.6	Ground

Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate(3)	EUR0.45-0.47	20 years	CEZ Distribuce a.s.; E.ON Distribuce; CEZ Prodej s.r.o.
	2010Q2	1	100%	1.0	Ground
	2010Q3	1	100%	2.3	Ground

Bulgaria	2012Q3	3	30% RisenSky 70%	3.2	Ground	Fixed with 0.67% annual inflation rate	EUR0. 12-0.25	20 years	CEZ Electro; Bulgaria AD; E.ON; Bulgaria grid AD; CEZ Distribution Bulgaria AD
	2012Q4	1	30% RisenSky 70%	0.5	Ground

Canada	2014Q4	2	100%	0.2	Rooftop	Fixed	CAD 0.713	20 years	IESO(4)
	2015Q1	5	100%	1.5	Rooftop
	2015Q2	1	100%	0.1	Rooftop

Spain	2010Q2	10	100%	0.7	Rooftop	No PPAs	EUR0.25	N/A	Iberdrola
	2010Q4	2	100%	0.2	Rooftop

The United States	2014Q4	1	100%	0.1	Rooftop	Fixed	US$0.21	20 years 20 years	Private Business
	2016Q3	23	100%	22.0	Ground

Uruguay	2014Q3	1	100%	8.0	Ground	Fixed	US$0.13	20 years	Private Business
Total				159.8

(1)                      Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs.

(2)                      (i)Before April 1, 2014, the FIT term was base FIT with annual inflation adjustment based on the pricing matrix established by the Ministry of Environment, Energy and Climate Change. (ii) On or after April 1, 2014, the FIT term has been fixed FIT based on a pricing matrix for the 20-year term of the PPA with an option at the time of extension for a seven-year term to (1) have a fixed FIT based on a pricing matrix published by the authority at the time of extension or (2) a fixed price of EUR0.09 per kWh calculated according to a formula.

(3)                      The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

(4)                      The Independent Electricity System Operator (“IESO”) is the successor entity to the Ontario Power Authority.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2016:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	Scheduled Commercial Operation Date	PPA Terms
			(MW)
Japan	Sky Solar 100%	5	20.9	Ground	2017Q2	20 years fixed FIT
Uruguay	Sky Solar 100%	5	63.6	Ground	2017Q4	20 years fixed FIT
Total		10	84.5

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2016:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	PPA Terms

Japan(1)	Sky Solar 100%	42	127.4	Ground	20 years fixed FIT
Chile(2)	Sky Solar 100%	1	44.8	Ground	20 years fixed FIT
Total		43	172.2

(1)                                 In Japan, after securing a site and applying for zoning and environmental permits, we seek a Facility Certification from the energy authority. We may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has been completed. In addition, we normally submit certain administrative notifications at the time we receive funding. As of December 31, 2016, 33 of our shovel-ready projects representing a total of 109.8 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

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

Solar Projects in Pipeline

Solar parks in the pipeline are divided into three categories:

•                                          Advanced pipeline solar projects. These solar parks have secured both site control and at least one other milestone permit or agreement. In order for them to obtain the necessary permits and agreements for project funding, we must complete additional administrative and regulatory steps in adherence with applicable regulations. We generally expect solar parks to be shovel-ready within 12 months of their designation as advanced pipeline.

•                                          Qualified pipeline solar projects. These solar parks have been approved for investment by the investment committee and have secured site control, but have only begun applying or negotiating for key permits or agreements. The time required to obtain these permits and agreements varies according to the local regulations in each jurisdiction, but we expect finalization of at least one key permit or agreement within six months of a project’s classification as qualified pipeline.

•                                          Development pipeline solar projects. These are solar parks are in markets that are under evaluation by our regional development teams and investment committee for development feasibility, but for which we have not otherwise taken any steps in the project development process.

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline
	(MW)
North America	25.5	18.9	6.9
Latin America	205.7	286.0	132.0
Asia	—	—	143.3
Africa	—	—	—
Total	231.2	304.9	282.2

Our Solar Energy System Sales Business

Solar Energy System Sales consists of our provision of Pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2014		2015		2016 and 2017 until April
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	—	—	23.0	20
North America
Canada	0.8	6	1.7	5	10.8	23
Asia
Japan	3.0	4	—	—	1.8	1
Total	3.8	10	1.7	5	35.6	44

Featured Countries

Japan

We entered the Japanese market in 2009. As of December 31, 2016, we owned and operated 60 IPP solar parks totaling 94.7 MW, which are located in Tokyo, Kyushu, Hokkaido and Tohoku. In 2016, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 20.9 MW of solar parks under construction and 127.4 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 143.3 MW of solar parks in our pipeline in Japan. In Japan, our projects eligible for FIT 1 included 84.7MW in operation, 18.8 MW under construction and 26.9MW shovel-ready, and our projects eligible for FIT 2 include 10.0MW in operation , 2.1MW under construction and 100.5MW shovel-ready projects as of December 31, 2016. In addition, we have already submitted applications to the relevant utilities to reserve capacity under the FIT 3 program. We continued working diligently to unlock value in Japan during 2016.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2016, 33 of our shovel-ready projects representing a total of 109.8 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

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

In connection with the above transaction, Flash Bright Power Ltd., or Flash Bright, the entity wholly owned by Mr. Su, granted to an affiliate of one of the Silent Partners an option to purchase from Flash Bright up to US$30 million worth of existing ordinary shares of Sky Solar Holdings, Ltd. to induce the Silent Partners to provide the financing. This option was exercisable during a two-year period with an option to a one-year extension at the request of the investor which Flash Bright could, at its sole discretion, approve or deny, commencing 180 days after the pricing date of this initial public offering. The investor did not request the one-year extension and such share purchase right has expired. We also signed a registration rights agreement with the affiliate of the Silent Partner.

Chile

We entered the Chilean market in 2011. As of December 31, 2016, we had 44.8 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 154 MW of advanced pipeline, 187 MW of qualified construction and 132 MW of development project in our Chilean pipeline. In 2016, these solar parks received approximately 1600 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years. Continued reduction of EPC costs related to our Chilean projects are driving more favorable project economics. Our presence in the Chilean market is expanding to consider possible distributed generation opportunities.

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

China

We announced our entry into the China market in December 2014. Due to various market conditions, we continued to evaluate opportunities in China throughout 2015, but we made no acquisitions or investments. However, we intend to own or build fully operational solar assets in China during 2017. We intend to own fully operational solar assets, as well as build and transfer assets to external third parties which are mainly state-owned conglomerates and public companies.

Our board of directors approved the establishment of legal and operational entities to enter the China market, and authorized our management team to evaluate acquisition targets to build the operating assets in China. Targets under evaluation include solar park and EPC assets owned by private entities controlled by our chairman and chief executive officer, Mr. Weili Su, which own 86 MW of projects in operation and under construction and 5 GW of projects in various stages of development.

We consider China a core growth area going forward.

Uruguay

We entered the Uruguayan market in 2012. As of December 31, 2016, we owned and operated 8.0 MW solar parks. We also had 63.6 MW of shovel-ready projects under construction. In 2016, these solar parks received radiation of approximately 1,600 to 1,700 hours per year.

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

Canada

We entered the Canadian market in 2009. In 2016, we had completed and sold 3.1 MW of solar systems in Canada pursuant to third party transactions. As of December 31, 2016, we fully owned eight rooftop solar projects totaling 1.84 MW and held a partial interest in a further 15 rooftop solar projects totaling 6.13 MW. Additionally, we had 3.72 MW of solar parks in advanced pipeline and 18.51 MW in other pipeline in Canada, where other pipeline includes the 12 MW procurement contract project awarded by the Independent Electricity System Operator (“IESO”) on March 9, 2016.

In September 2016, we sold 2.01 MW of operating rooftop solar projects in Canada to a third party, followed by an additional sale of a 480kW operating rooftop solar project to that same third party in November 2016. In the last quarter of 2016, we sold 575kW of operating rooftop solar projects in Canada pursuant to another third party transaction. The proceeds from these sales have been, and are expected to continue to be, used for operating expenses of our Canadian operations. In September 2016, 6.13 MW of operating rooftop solar projects in Canada were transferred to an affiliated entity as part of a larger transaction resulting in a third party investor acquiring 25% interest in the projects, subject to the terms and conditions of a shareholder agreement with the third party investor. The third-party investor also entered into negotiations in the last quarter of 2016 to make an additional investment to acquire a 25% interest of a further 1.62 MW of operating rooftop solar projects in Canada subject to the terms and conditions of a shareholder agreement with the third party investor, which transaction was completed in January 2017.The proceeds from these third-party investment transactions were initially used primarily to retire construction debt associated with those projects, with the remaining proceeds to be used for operating expenses and investment activities of our Canadian and U.S. operations. Going forward, the revenues generated from these transferred assets will be applied primarily towards cash distribution commitments to the third party investor, which will terminate upon a specific level of return being met.

In 2016, our operating solar parks in Canada received radiation of approximately 1,150 kwh/kw. Our projects and large renewable procurement contracts in Canada sell electricity to utility companies via the IESO.

In recent months, there have been certain notable changes in the Ontario government’s energy policy regarding PPAs. As a result, the second Large Renewal Project program (LRP II) has been cancelled, and there will not be a further round of FIT application for renewable energy project applications (i.e. FIT6). Therefore, Ontario is now no longer expected to be a key market for obtaining future PPAs. However, other provinces have begun work on potential new programs to encourage greater use of renewable energy, perhaps both utilizing PPAs and otherwise.

We demonstrated our ability to efficiently recycle capital via the monetization of Canadian assets, selling an equity stake in the Canadian operating portfolio to a new strategic financial partner in 2016. We expect to meaningfully expand our collaboration with this strategic partner on a global basis.

Greece

We entered the Greek market in 2009. As of December 31, 2016, we owned and operated 20 IPP solar parks totaling 23.0 MW. In 2016, these IPP solar parks received approximately 1,600 radiation hours.

We do not have any shovel-ready projects ready to be developed in Greece, nor do we have any solar parks in our pipeline. We will continue to operate our existing assets in Greece and may divest these assets where there are suitable opportunities. We do not expect that Greece will be a significant contributor to our capacity growth going forward. On January 12, 2017, the Company entered into share purchase agreements with A.W. Aktina Wind Limited, a non-affiliate of the Company. Pursuant to this agreement, the buyer shall purchase all equity interest in 23.0 MW of solar projects from Sky Solar’s wholly-owned subsidiaries in Greece for a total purchase price of EUR39.7 million (approximately US$41.9 million).This transaction was closed in April 2017.

Bulgaria

As of December 31, 2016, we owned four solar parks totaling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a.r.l., which we operated and maintained. In 2016, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

Czech Republic

We entered the Czech market in 2009. As of December 31, 2016, we owned and operated three IPP solar parks totaling 5.6 MW. In 2016, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Spain

We entered the Spanish market in 2009. As of December 31, 2016, we owned and operated 12 solar parks totaling 0.9 MW in Spain. In 2016, these solar parks received approximately 1,100 to 1,300 radiation hours.

We do not foresee obtaining a significant number of development solar parks in our pipeline in Spain. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

United States

We entered the US market in 2015, with the formation of Sky Capital America Inc. Through this subsidiary, we have been evaluating and pursuing potential opportunities to acquire secondary permits and operating solar park assets. We have brought on additional personnel and resources to develop, analyze and execute significant pipeline opportunities. We have significantly strengthened our presence in the United States since our acquisition of 22 MW operating solar parks in California and Massachusetts in July 2016, and acquired an additional 22.5 MW development stage permits in California and Vermont in August 2016. As of December 31, 2016, we owned and operated 23 solar parks in the United States totaling 22 MW. Additionally, we had 25.5 MW of solar parks in advanced pipeline and 18.9 in other pipeline in the United States. Further, we closed on 25 MW of permit acquisitions. In 2016, our operating solar parks in the United States received radiation of approximately US$0.09 to US$0.21/kwh. In 2016, we refinanced our US operating portfolio with East West Bank.

We are continuing evaluating and pursuing additional opportunities to either acquire US projects for our development pipeline or through joint venture or other arrangements. We expect the United States to be a core growth area going forward.

In 2016, we entered into a strategic partnership with Capstone to provide financing solutions that expand our role beyond PV to generate higher equity returns.

Strategic Partnership with Hudson Clean Energy Partners

In September 2015, we, through our wholly-owned subsidiary Energy Capital Investment S.à.r.l., formed a strategic partnership with Hudson Clean Energy Partners, or Hudson. Hudson is a private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy.

As part of this partnership, Hudson has committed to invest US$50 million by way of convertible notes to fund our construction of approximately 84.2 MW of solar projects in Uruguay as well as the acquisition of approximately 22 MW of operating solar assets in the United States. The convertible notes will mature on the earlier of (i) the twentieth anniversary of the initial amortization date and (ii) August 19, 2036. The initial amortization date in this context refers to the earlier of (i) the date which is nine months after the date on which a project enters into full commercial operation, achieves preliminary acceptance, achieves technical acceptance or achieves other similar milestones, as determined in accordance with the primary construction contract(s) for such project and (ii) twenty four months after the convertible note purchase date. According to the convertible notes documents, Hudson has an option to convert the portion of outstanding amount of the notes and interests equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company, which is 49% stake in the United States projects, and 34% to 49% stake in the Uruguayan projects. If an equity conversion has not occurred or is delayed by more than one year, we shall repay the principal and interest on a semi-annually basis according to the applicable note repayment schedule.

In addition, Hudson and we have also agreed to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States.

As of December 31, 2016, Hudson had funded US$48.2 million under these convertible notes to fund the transaction costs in connection with the Hudson partnership.

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

We may also act as a secondary developer. Under our secondary development model, we buy projects in various stages of permit development and continue developing those solar parks. We pursue secondary permit development in markets with relatively liquid markets for permits such as in the United States or Canada.

As of December 31, 2016, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to decrease going forward, as we ramp up acquisitions and secondary permit development.

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

Debt financing for our solar parks in the Czech Republic, Canada and Japan is typically obtained from local banks. For example, in December 2015, we entered into project-specific facility agreements with total amount of CAD23.2 million (US$16.8 million) with a bank in Canada. In 2015, we entered into facility agreements with total amount of JPY 2,300,000,000 (US$19.1 million) with a bank in Japan. In 2016, we entered into facility agreements with total amount of JPY 6,223,601,618.00 (US$53.5 million) with local banks in Japan.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area as well as international financing sources. In December 2014, debt financing application for one of our project in Chile was officially approved by the Inter-American Development Bank (“IDB”), with total amount of US$50 million. In July 2015, debt financing application for six of our projects in Uruguay was officially approved by IDB, with total amount of US$82.3 million, which was secured in part with equity from a strategic partner. In 2016, we closed such project financing.

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

With respect to the acquisition of solar parks, our board of directors shall formulate a uniformed standard accessing target assets, and such standard may be adjusted from time to time based on our company’s business, financial condition and results of operations. Our board of directors may consider the following criteria, among others:

•                                          the internal rate of return of the project before leverage;

•                                          our debt-service coverage ratio;

•                                          the effective sun irradiation hours of the project, after discounting for performance;

•                                          the use of reliable, financeable brands for and technical specifications of the key components, including modules, invertors, mounting systems, racks/tracking system, EPC integration services;

•                                          any guarantees on performance, as well as any compensation for failing to perform;

•                                          clear and reliable opinions from third party professionals after thorough technical, financial, tax and legal due diligence; and

•                                          adequate payment terms matching relevant milestones.

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

Our Historical Project Affiliates

We have historically formed project affiliates for solar park co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long-term potential of the IPP solar parks. As of the date of this annual report, we or Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, held equity interests or are currently holding equity interests in eight affiliates, China New Era International Limited, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l, Oky Solar Holdings, 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd., OKY Solar 1 K.K and OKY Solar Omut K.K. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
Chaorisky Solar and its subsidiaries	—		—		—
RisenSky Solar and its subsidiaries	253	0.8	323	0.7	254	0.4
China New Era International Limited	9		—		—
Oky Solar Holdings and its subsidiaries	1,517	4.6	4,119	8.7	525	0.8
Sky Global Solar S.A.	9	0.0	8	0.0	9	0.0
Total	1,788	5.4	4,450	9.4	788	1.2

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

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a.r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2016, RisenSky has completed 12.1 MW of solar parks in Bulgaria.

In December 2012, Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, jointly formed an affiliate, China New Era International Limited, or China New Era, with China New Era Holding (Group) Co., Ltd., or China New Era Holding. Our former shareholder, Sky Solar Holdings Co., Ltd., holds 49% of the share capital of China New Era, while China New Era Holding holds 51% of the share capital. China New Era is organized as a limited liability company under the laws of Hong Kong, and Sky Solar Holdings Co., Ltd.’s cooperation under the venture is governed by the articles of association of that company as well as by the provisions of a shareholders agreement between Sky Solar Holdings Co., Ltd. and China New Era Holding. As of December 31, 2016, China New Era has completed 30 MW of solar parks in Greece.

In 2013, SSJ entered into an agreement with Orix K.K. (a publicly-listed company in Japan and the United States) to register in Japan a private limited liability company, Oky Solar Holdings, in which 30% of the share capital is subscribed by Sky Solar Japan while the remaining 70% is subscribed by Orix K.K. Oky Solar Holdings is engaged in the business of developing solar parks. We are able to exercise significant influence over Oky Solar Holdings and its subsidiaries through our 30% ownership interest and participation on the board.

In September  2016,  Energy Capital Investment II sarl entered into a share purchase agreement with Jade Fair Precision Ltd. to sell its 25 preferred share in the capital of 1088526 B.C. Ltd. (a company incorporated under the laws of the Province of British Columbia), with total purchase price of CAD 10,600,000 (US$7,997,700), which is determined applying the pre-determined annual cash distribution rate and using the Discounted Cashflow model reflecting the future cash flow prepared as the base model as of transaction date. This purchase price represents majority (approximately 87%) of the total fair value of the Project Company as of transaction date.

In January 2017, Energy Capital Investment II sarl entered into a share purchase agreement with Jade Fair Precision Ltd. to sell its 25 preferred share in the capital of 1091187 B.C, Ltd., with total purchase price of CAD 4.0 million (US$3.0 million), which was completed in January 2017. 1091187 B.C, Ltd. was incorporated with total capital of 75 common shares and 25 preferred shares, and owns Sky Solar (Canada) FIT 2 LP and its six operating solar facilities. The Company and Jade Fair Precision Ltd. jointly control 1091187 B.C, Ltd. after this transaction.

In March 2017, SSJ entered into a share transfer agreement with Orix Holdings to sell the share interest in OKY Solar 1 K.K and OKY Solar Omut K.K at the consideration of JPY1,068 million (US$9.18 million), which was closed on March 29, 2017 with all consideration paid in cash.

Competition

We believe that our primary competitors are local and international developers of solar parks, many of whom are integrated with upstream manufacturers.

We believe that we can compete favorably given that the key competitive factors for solar park development and operation include, without limitation:

•                                          access to financing, including debt and equity financing at the project and company levels;

•                                          site selection and sourcing of solar parks;

•                                          permit and project development experience and expertise;

•                                          reputation and track record;

•                                          relationship with government authorities and knowledge of local policies;

•                                          ability to secure high-quality PV modules and balance-of-system components at favorable prices and terms;

•                                          control over the quality, efficiency and reliability of solar park development; and

•                                          expertise in providing operation and maintenance services.

However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— We face significant competition in certain markets in which we operate.”

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

Although we develop and operate solar parks all over the world, our current solar park development business is primarily based in Japan, Canada, Uruguay, Chile, Greece, Bulgaria, and the United States and as such, we are primarily governed by and especially sensitive to the laws and regulations of such jurisdictions, including the following:

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

Notification. In cases where a person intends to conduct a power generation project which falls under a “power generation business” (hatsuden jigyo) as defined in the Electricity Business Act (“Power Generation Business”), a notification must be submitted to METI before the business commences and a power supply plan (kyoukyu keikaku) must also be submitted to METI annually.

Whether a power generation project to be conducted by a solar park operator falls under a Power Generation Business depends on its capacity and supply destination. A solar park business is likely to fall under a Power Generation Business if (i) the total capacity of the facilities held by such business operator is greater than 10 MW, (ii) the capacity of each facility is 1 MW or greater and (iii) the power so generated is sold to a general electricity utility or other retail suppliers.

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

Based on the timeline for implementing the project, there are three key measures that need to be taken:

•                                          A construction plan (kouji keikaku) must be submitted to METI by no later than 30 days prior to the commencement date of construction project, except for projects with capacities less than 2,000 kW;

•                                          Safety regulations (hoan kitei) must be submitted to METI by the commencement of the use of the facilities (or before the commencement of construction in some cases); and

•                                          A chief engineer for the electricity facilities must be appointed and notified to the METI before the commencement of construction.

Feed-in Tariff

The FIT scheme is established by The Act on Special Measures concerning the Procurement of Renewable Electric Energy by Operators of Electric Utilities, or the Renewable Electric Energy Act.

Under the Renewable Electric Energy Act, electric utility operators are obliged to enter into PPAs and interconnect their electric transmission and other electricity facilities with power generation facilities with suppliers of renewable electricity only when the suppliers of renewable electricity obtain the license from, and comply with other requirements of, METI. On an annual basis, METI is to set the electricity price for the contracts during such term and to report the same to the Diet.

Certification. In order to participate in the FIT scheme, a power plant owner must be certified by the Minister of Economy, Trade and Industry under Article 6 of the Renewable Electric Energy Act. Pursuant to the provisions of Ordinance of METI, the power plant owner must meet the following requirements:

•                                          the facility for supplying renewable electricity must conform to the standards prescribed by the Ordinance of METI; and

•                                          the method of generating electricity must conform to the standards prescribed by the Ordinance of METI.

METI may reject the certification in cases where METI finds that the facility and the method of generating electricity do not meet the standards required.

Determination of price. The price and term for PPAs varies depending on the type, installation mode, scale and other factors of the relevant renewable electricity source, and is to be determined by METI after their consideration of the opinions of other relevant governmental ministries as well as the opinion of a procurement price calculation committee, consisting of five members appointed by METI with the approval of the Diet.

The Minister of METI has set the procurement price for solar power electricity when the total size of the output capacity of the facility for supplying renewable electricity exceeds 10 kW:

•                                          as 40 yen (tax excluded) per kWh over the next 20 years, for those facilities receiving a connection offer from the grid utility between July 1, 2012 and March 31, 2013;

•                                          as 36 yen (tax excluded) per kWh over the next 20 years, for those facilities a connection offer from the grid utility between April 1, 2013 and March 31, 2014;

•                                          as 32 yen (tax excluded) per kWh over the next 20 years, for those facilities receiving a connection offer from the grid utility after between April 1, 2014 and March 31, 2015;

•                                          as 29 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from April 1, 2015 to June 30, 2015;

•                                          as 27 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from July 1, 2015 to March 31, 2016;

•                                          as 24 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from July 1, 2016 to March 31, 2017;

•                                          as 21 yen (tax excluded) per kWh over the next 20 years, for those facilities entering into a grid-connection agreement during the period from July 1, 2017 to March 31, 2018 for supplying renewable electricity less than 2,000 kW; and

•                                          as determined by bid, for those facilities entering into a grid-connection agreement during the period from July 1, 2017 to March 31, 2018 for supplying renewable electricity no less than 2,000 kW.

In addition METI considered reform measures on their solar energy policies and introduced these reform measures in April 2015. These reform measures include the following:

•                                          For facilities with respect to which a connection offer was not received by March 31, 2015, the electricity purchase price shall be fixed at the rate applicable when the grid-connection agreement is executed between the grid utility and the solar energy producer;

•                                          For facilities contemplating an increase in capacity on or after February 15, 2015 or to change on or after the same date such to solar cells differing in type, decline in conversion efficiency, etc. from those originally notified, the electricity purchase price shall be generally fixed at the rate applicable when the capacity increase or the change of solar cells is consummated;

•                                          General electricity utilities are allowed to terminate a grid-connection agreement, if (x) a solar energy producer does not start its output operation on the commencement date provided for in the grid-connection agreement without exceptional reasons or (y) a solar energy producer does not pay, within one month of the conclusion date of the grid-connection agreement, the construction fee provided for in the agreement; and

•                                          In addition to Hokkaido Electric Power, six general electric utilities (Tohoku Electric Power, Hokuriku Electric Power, Chugoku Electric Power, Shikoku Electric Power, Kyushu Electric Power and Okinawa Electric Power) are newly allowed to enter into a grid-connection agreement, where those general electricity utilities may restrict output hours of each solar energy producer by longer than 360 hours per year in cases where the interconnection amounts applied for to such electricity utility have already surpassed or are expected to surpass available interconnection amounts of such electricity utility under the current rules.

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

Furthermore, the Renewable Electric Energy Act was revised and the revisions came into force on April 1, 2017. In this regard, if a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs by April 1, 2017, a certification by the Minister of Economy which is certified on or before June 30, 2017 will be automatically terminated on April 1, 2017. If a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs on or before 9 months after the certification, a certification by the Minister of Economy which is certified on or after July 1, 2017 will be automatically terminated 9 months after the certification.

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

Chilean Regulations

Electric Energy Specific Applicable Permits. In general terms, to construct or operate a power project in Chile, no general or specific governmental authorizations or permits are required, except for the authorizations or permits required by the concession system for public distribution services or other sector-specific regulations including, but not limited to, regulations on environment and construction.

Electric Concession and Other Production Licenses. Chilean energy market consists of three segments: generation, transportation and distribution. Chilean regulations, in particular the Electrical Services General Law (Decree Law No. 4/2007 and its amendments), do not require an electric concession or a production or operation license to build and operate PV power plants or to commercialize its production, or for transmission services. Only distribution services require an electric concession.

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

Law No. 20,936 published on July 27th, 2016 creates new power transmission systems and an Independent Electric National System Coordinator (CISEN). The CISEN will have the same duties and obligations as those of the current CDEC. Law No. 20,936 introduces relevant changes to the current electrical regulation. According to Article No. 1 of Law No. 20,936, it is expected that the specific regulation of the CISEN regarding its duties and functions will come into force before July 20th, 2017.

Use of Third Parties Transmission Lines. Generators have guaranteed access to use all electric installations that occupy public property or if the facilities have been built under an electric concession if capacity is available, power lines, power substations and other components of the transmission system. Any complaint regarding a restriction to this right to free access can be brought before a specialized and technical committee regulated under the Electric Law (“Expert’s Panel” regulated on Article No. 208 and followings). Generators must pay the full cost of increasing the transmission capacity to meet the generator’s needs.

Generators will pay a fee for the use of transmission installations. The fee must comply with the legal requirements of non-discrimination or overcharge. The right to free access is also constrained by the actual technical available for the capacity of the transmission grid.

Environmental Approval. Environmental approval is needed for any electric power plant over 3 MW of gross capacity before it can begin construction. The environmental approval process will be more or less complex depending on the particular characteristics of the project. If the power plant has less than 3 MW of gross capacity, it may require only a statement that the project will not have a major environmental impact, thus, not requiring an environmental approval resolution. However, a complete environmental assessment study may be required for those projects that may produce any of the negative effects referred to in Article No. 11 of the Environmental Law (Law No. 19.300).

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

Construction Permit. A construction permit must be granted by the Works Department from the relevant Municipality (Dirección de Obras Municipales), which analyzes whether such construction meets the relevant safety and engineering construction requirements—basically will be focus on inhabited buildings, for the safety considerations before referred—it will also be necessary to obtain a verification of construction work upon completion, certifying that as-built construction is consistent with the granted construction permit.

Dispatch and Commercialization of the Chilean Electricity Market. The energy purchase and sale market is structured as a mandatory pool-type market restricted to generators, not allowing brokers or energy traders. Generators can freely choose between selling their production in the spot market at a spot price, or commercializing their production through PPAs, without price fixing, either directly, with medium and large consumers, or in public biddings to provide distribution companies with PPA. Generators can even sell, if taking the second option, more capacity than that they could produce with their own power plants, but in this case, will have to obtain or pay the energy to supply the negative balance from other generators. The balance between generators, off-takers, injections and withdrawals is determined actually by the relevant CDEC.

Green Energy Credits—Quota System. Generators are required to generate or to be able to prove that a certain portion of the energy that they sell to grid from non-conventional renewable sources. In particular, Law No. 20,257 and Law No. 20,698 establish the obligation for generation companies to accredit a minimum of 5% of their energy injections with non-conventional renewable sources, directly or indirectly. The percentage will be increasing until reaching 20% in 2025. Non-compliance fines have issued to generators that have not sourced a sufficient amount of energy from non-conventional renewable sources. For those PPAs signed between August 31, 2007 and July 1, 2013, 5% of total energy sold must be from non-conventional renewable sources, and this minimum requirement percentage rises by 0.5% per year each year, reaching 10% in 2024. For those PPAs signed subsequent to July 1, 2013, the percentage of energy required to be sourced from non-conventional renewable sources increases each year by 1% between 2013 and 2020, 1.5% from 2021 to 2024 and 2% in 2025, until reaching 20% by 2025. The annual percentage increase will vary for different PPAs, depending on the date that they commenced operations.

In order to comply with the quota, generators may buy renewable energy credits from third parties. Generators that generate a surplus of renewable energy may sell their surplus energy on open markets, such as the SING and the SIC. The balance of renewable energy credits is determined by the relevant CDEC.

Taxation. There is no special tax regime for electricity generation. For this reason, generators are usually taxed at the ordinary corporate income tax rate. According to a recent modification to Chilean tax law, the present corporate income tax rate is declared annually with a rate of 24% for 2016, which will increase to 27% in 2018.

An “Additional Tax” is imposed on non-resident investors on any income derived from Chilean sources by non-resident investors. The general rate of this “Additional Tax” is 35%. When distributing dividends abroad,, the amount of tax paid by the Chilean corporation can be credited against this “Additional Tax.”

For the projects to be developed in the northernmost Administrative Region XV of Chile, pursuant to D.F.L. No. 1/2001 issued by the Ministry of Economy, which consolidated Law 19.420 and its amendments, industrial investments, including energy investments, will enjoy certain benefits with respect to taxes and customs duties. These benefits can be accumulated up to 2015 and applied through 2045 on the eligible companies’ annual income tax return. These benefits will allow developers to enjoy a 30% tax credit for investments in the acquisition of fixed assets related to construction, machinery and equipment, under certain specified conditions.

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

•                                          Connection Works Agreement: A connection works agreement for the construction of the power grid connection works shall be entered by and between the owner of the PV station and the operator. Pursuant to Law 4001/2011, a connection works agreement is a condition precedent for the signing of the PPA. The connection works agreement outlines the necessary grid development work for the connection of the PV station to the power grid, the deadline for the construction of the work and the cost as referred to the offer for connection.

•                                          Power Purchase Agreement: A PPA must be signed by and between the owner of the PV station and the operator of the electricity market. Until January 31, 2012, the PPA was entered into by the owner of the PV station and the Hellenic Transmission System Operator (in Greek abbreviation DESMIE S.A.). After Law 4001/2011 came into force, and pursuant to the decisions No 56 and 57/ January 31, 2012 of RAE, from February 1, 2012, the PPA shall be entered into by the owner of the PV station and LAGIE S.A. as the operator of the electricity market was renamed. By virtue of the PPA, the operator of the electricity market is obliged to buy the energy produced by the PV station. The terms of the PPA are standard and have been defined by Ministerial Decision AY/F1/oik 17149 (BoGG B 1497/6.9.2010). The PPA will define the duration of the PPA, the power purchase price, the method of payment and the settlement of disputes. The PPA is binding for both parties on the date of the signing or on the date of the issuance of the installation license, in case it is required. It starts from the date of the issuance of the operation license or from the successful completion of the testing period of operation, in case the PV park is exempted from the obligation of granting such a license, and will last for 20 years.

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

Due to a modification of article 8 of Law 3468/2006 by article 1 of the Law 4203/2013 (BoGG A 235/1.11.2013) the installation can be prolonged: (a) for 2 years if: (i) the fundamental works corresponding to the 50% of the total budget have been completed; or (ii) the relevant purchase agreements for the equipment have been signed or the owner of the PV station has already paid the cost corresponding to the 50% of the total budget; and (b) for 18 months additionally if the completed works correspond to the 40% of the total budget.

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

Following an amendment of the relevant legislation by Law 4254/2014, the FIT applied to all the operating PV stations was adjusted as follows (prices are quoted in Euro/MWh) starting from April 1, 2014:

	Connection System
	<100 kW		100 kW<P(1) <500 kW		500 kW<P <1 MW		1 MW<P <5 MW		P>5 MW
Connection Period	WOS (2)	WS (3)	No	Yes	No	Yes	No	Yes	No	Yes
Before 2009	—	445	—	390	—	385	—	385	—	385
1st quarter 2009	—	440	—	375	—	365	—	365	—	355
2nd quarter 2009	—	435	—	370	—	345	—	345	—	325
3rd quarter 2009	—	430	—	365	—	325	—	325	—	315
4th quarter 2009	—	425	—	350	—	315	—	300	400	300
1st quarter 2010	—	400	—	335	—	315	—	290	390	280
2nd quarter 2010	—	380	—	315	—	315	400	285	390	270
3rd quarter 2010	—	365	—	295	400	295	380	260	375	255
4th quarter 2010	—	345	395	280	395	280	355	245	360	240
1st quarter 2011	—	335	390	270	375	260	340	235	335	225
2nd quarter 2011	—	320	375	260	365	250	330	225	320	220
3rd quarter 2011	430	305	360	250	360	245	310	215	300	205
4th quarter 2011	405	285	330	230	325	225	290	200	280	190
1st quarter 2012	375	265	305	215	295	205	260	180	260	180
2nd quarter 2012	360	240	280	195	265	185	235	165	230	155
3rd quarter 2012	360	225	265	185	250	175	215	150	210	145
4th quarter 2012	340	215	255	180	240	165	205	145	195	135
1st quarter 2013	285	205	240	170	240	145	195	140	190	130
2nd quarter 2013	270	195	185	160	185	145	185	140	180	130

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

According to Law 4152/2013 (Par. I, Subpar. I.2.3.), as amended by Law 4254/2014, an annual levy of 1,000 Euro/MWh will be imposed to the holders of PV production licenses, starting from January 1, 2015 and onwards, payable during the first quarter of each year. This levy is due until the holder of the PV production license produces a bank guarantee along with its acceptance of the Offer for Connection. PV stations that are connected to the grid are exempted from the above levy.

Corporate income tax rate on profits for operating year 2016 is 29% increased by 3% from 2015. Distributed dividends are subject to a withholding tax rate of 15%. The 15% withholding tax does not apply when dividends are paid to an EU affiliate provided certain conditions of EU Directive 2011/96, as amended by EU Directives 2014/86 and 2015/121, are met, such as the affiliated company has for an uninterrupted period of at least 24 months a minimum holding of 10% in the capital of the distributing company and the dividends are not deductible by the distributing company. The benefit of the exemption from withholding tax is not granted to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the EU Directive, are not genuine having regard to all relevant facts and circumstances. An arrangement or a series of arrangements shall be regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

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

Bulgarian Regulations

Renewable energy in Bulgaria is subject to extensive regulations governing a wide range of areas including, among others, project approvals, power generation, transmission and distribution, construction, on-grid tariffs and environmental protection:

•                                          The Energy and Water Regulatory Commission, or CEWR, is primarily responsible for: examining and issuing permits for the production of electricity to the power grid; setting incentives; and setting installed capacities and voltage classes in designated areas, determination of the prices in the energy sector.

•                                          The Regional Inspectorate of Environment and Water and the Ministry of Environment and Water are primarily responsible for the examination and approval for the environmental assessment including ecological assessment, environmental impact assessment and compatibility assessment.

•                                          The State Construction Supervisory Commission is responsible for the issuance of operation permits.

•                                          The Agency of Sustainable Energy Development, or the ASED, is responsible for issuing certificates of origin to plant operators to certify that electricity was generated from renewable sources.

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

The Bulgarian Act on the Economic and Financial Relations with Companies Registered in Preferential Tax Regime Jurisdictions, the Persons Controlled by Them and Their Beneficial Owners effective as of 2014, imposes a prohibition for companies registered in preferential tax regime jurisdictions, and the persons controlled by them, to be directly or indirectly involved in activities explicitly listed in the Act, including activities under the ERSA. The scope of the Act is limited in certain cases, but if so this must be officially declared in the Bulgarian Trade Register.

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

The on-grid tariffs announced for the PV energy for the period from June 2011 to July 2016 are as follows:

	Announced on
	June 2011	June 2012	Sept 2012	July 2013	July 2014	July 2015		July 2016
	(BGN)
Mounted on roofs and facades
<5 kWp (category)	N/A	400.70	381.18	353.97	211.81	228		255.39
>5 <30 kWp	605.23	400.70	289.96	284.18	203.97	211.71		213.92
>30 <200 kWp	596.50	369.08	226.87	211.40	169.12	N/A	(1)	N/A	(1)
<1,000 kWp	583.77	316.11	206.34	196.58	144.68	N/A	(1)	N/A	(1)

Land
<30 kWp	576.5	268.68	193.42	195.44	152.19	N/A	(1)	N/A	(1)
<200 kWp	567.41	260.77	188.10	191.13	143.35	N/A	(1)	N/A	(1)
<10,000 kWp	485.60	237.05	171.37	176.29	134.03	N/A	(1)	N/A	(1)
>10,000 kWp	N/A	236.26	169.85	160.20	131.36	N/A	(1)	N/A	(1)

(1)                                 The last change of the on-grid tariffs (preferential prices) for renewable energy was adopted by decision of CEWR in accordance with art. 32 par. 1 subpar. 1 ERSA issued and effective on July 1, 2015. According to amendments of the Energy Law, the electricity produced by renewable sources which have been entered into exploitation after March 6, 2015 shall not be purchased at preferential prices on the basis of long-term agreements except for:

•                                          Renewable sources projects with total installed capacity not exceeding 30 kW which shall be mounted on roofs and/or facades of buildings located within urbanized territories, and

•                                          Biomass projects with combined cycle and indirect usage of biomass which shall be constructed within urbanized zones, agricultural sites or production zones and total installed capacity not exceeding: (i) 1.5 MW when at least 60% of the used biomass represents animal fertilizer and meet some mandatory criteria, and (ii) 500 kW when using vegetable biomass which is their own production. The gratis period for these biomass projects was until January 1, 2016 — all such biomass projects which have been entered into exploitation after January 1, 2016 shall be subject to the above restrictions.

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

Construction of Solar Parks

Pursuant to the Land Structure Law, the following permits must be obtained:

•                                          Road Special Purpose Permit: If construction occurs near a road or crosses a road or when a company intends to build, repair or develop facilities under ground or in the air, a road special purpose permit is required prior to construction.

•                                          Construction Permit: A construction permit must be obtained prior to the construction of the solar park. The relevant municipality authority will issue a construction permit after it approves the investment design, which contains the full design of the future power plant and all other objects related that shall be constructed.

•                                          Operation Permit: An operation permit must be obtained from the State Construction Supervisory Commission prior to the operation of the plant. The solar park owner must prove that the construction process has complied with laws and regulations.

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

Ontario PPAs have the following material terms and conditions:

•                                          20-year terms with the IESO as the electricity buyer;

•                                          a requirement that the project developer reach commercial operations within one to three years of the signing date of the IESO. The exact timeline is set by fuel and facility type. For example, solar non-roof facilities are required to reach commercial operations within 3 years from the Ontario PPA signing date, and rooftop solar facilities on existing buildings shall reach commercial operation within 18 months following the Ontario PPA signing date;

•                                          a requirement that the project developer comply throughout the term with all relevant Ontario electricity system distribution and transmission market rules; and

•                                          restrictions on the assignment of the Ontario PPA or the change of control of the project developer.

The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MW. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013. On July 30, 2014, the OPA offered 500 new contracts under FIT 3.0. On August 29, 2014, the Minister of Energy directed the OPA to extend the FIT 3.0 procurement period. On December 19, 2014, the extended FIT 3.0 procurement period concluded with the OPA preparing to offer 332 new FIT contracts. FIT 4 was introduced in June 2015 by IESO with a proposed capacity of more than 10 kilowatts and generally up to 500 kW. The IESO received 1,968 applications from October 5, 2015 to December 11, 2015, including 967 net applications for solar (PV) (rooftop) with 193 MW and 614 net applications for solar (PV) non-rooftop with 267 MW. 936 contracts were offered in June 2016. These contracts represented 241.430 MW of power. The procurement target for FIT 4 was 241.438 MW. FIT 5.0 final materials were posted on August 26, 2016. During the FIT 5 application period (November 7 to November 26, 2016), the IESO received 1,127 applications, which represent a total of 397 MW, including 307 net applications for solar (PV) (rooftop) with 80.1 MW and 699 net applications for solar (PV) non-rooftop with 282 MW. Successful applicants are expected to be announced in the third quarter of 2017. FIT 6.0 (up to 150 MW of small projects) was cancelled on December 16, 2016.

Large Renewable Procurement I (“LRP I”). The LRP I process began early in 2014 and concluded in April, 2016, with the execution of 454.885 MW of new wind, solar, and waterpower contracts. LRP I consisted of both a Request for Qualifications (RFQ) and a Request for Proposals(RFP) stage. During the LRP I RFQ stage 42 applicants were qualified based on their ability to meet a set of mandatory requirements. The IESO received 103 proposals in response to the LRP I RFP, and executed 16 LRP I Contracts with successful applicants.

Large Renewable Procurement II. The second process, LRP II, began with an extensive stakeholder engagement component beginning in late March 2016, and was followed by the launch of the LRP II Request for Qualifications (RFQ) process in July. Then, on September 27, 2016, the Minister of Energy announced the suspension of the LRP II, and the RFQ process was cancelled.

The focus for Canada in the near term would likely not involve PPAs for Ontario, other than continued development of the LRP contract, the FIT4 contracts and, potentially, any FIT 5 projects for which PPAs are awarded. Other Provinces (e.g. Alberta, New Brunswick and Saskatchewan) are currently in various stages of developing renewable energy initiatives.

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

(vi)                              Decree No. 360/002 which approves the Regulation of the Wholesale Electricity Market.

Under the applicable Uruguay regulatory framework, there are two categories of electric energy services:

•                                          Transmission, transformation and distribution of electric energy. When such service is provided to third parties on a regular and permanent basis, it is considered a public service and therefore, shall be rendered either directly by the public utility Administración Nacional de Usinas y Trasmisiones Eléctricas (“UTE”) or under a concession regime.

•                                          Generation, importation, exportation and commercialization of electric energy. Such service does not constitute a public service, and therefore is regulated by the Regulation of the Electricity Market.

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

H)                                  Environmental Approvals (for solar power plants with a power exceeding 10 MW):

•                                          Viability of Location (VAL) granted by the National Direction of the Environment (DINAMA) of the Ministry of Housing, Territorial Planning and Environment;

•                                          Prior Environmental Authorization (AAP) issued by the Ministry of Housing, Territorial Planning and Environment in accordance with Decree 349/005. The AAP establishes the terms and conditions that have to be complied with in order to abide by the environmental regulations;

•                                          Environmental Authorization of Operation (AAO) of the energy generator in accordance with section 23 of Decree 349/005, which implies the analysis by DINAMA of the compliance with the terms and conditions in which the AAP was granted.

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

U.S. Regulations

In connection with our energy development and electricity generation activities in the United States, we are subject to numerous federal, state and local laws and regulations, including among others the Federal Power Act, or FPA, the Public Utility Regulatory Policies Act of 1978, or PURPA, the Public Utility Holding Company Act of 2005, or PUHCA, and the Energy Policy Act of 2005, or EPA.

We are not a “regulated utility” in the United States under applicable federal, state or other local regulatory regimes where we conduct business. Our solar parks in operation are exempt from the extensive regulations applicable to the non-exempt electric utility companies under PUHCA pursuant to the exemption filings with the Federal Energy Regulatory Commission, or FERC. The two most commonly applied for exemptions are for the solar parks in operation to be treated as qualifying facilities or exempt wholesale generators.

In order to further develop our solar parks in pipeline, we obtain interconnection agreements from the applicable local primary electricity utility. Depending on the size of the solar park in pipeline and local law requirements, interconnection agreements are between the local utility and either us or our customer. In almost all cases, interconnection agreements are standard form agreements that have been preapproved by the state or local public utility regulatory body with jurisdiction over interconnection agreements.

More than eighty percent of the states, Washington, D.C. and Puerto Rico have a regulatory policy known as net energy metering, or net metering, available to new customers. Net metering typically allows the owners of solar PV systems to interconnect their onsite solar PV systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar PV system that is exported to the grid in excess of electric load used by such owners. Typically, at the end of the billing period, the owner of the solar PV system simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed, although the exact contours of these rules can vary significantly from jurisdiction to jurisdiction.

Many states also have adopted procurement requirements for renewable energy production. About thirty states and Washington, D.C. have adopted an enforceable renewable portfolio standard, or RPS, or other mandated renewable capacity policy that requires covered entities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, such as solar PV systems, by a specified date. Eight states have voluntary goals for renewable generation. Various states’ RPS programs vary in terms of their structure, application, size and enforcement mechanisms. For example California and New York require suppliers to source 50% of their energy from renewable sources by 2030. Although there are no RPS programs at the federal level, federal agencies are mandated to source a portion of their energy from renewable sources.

C. Organizational Structure

The following chart illustrates the principal entities as of the date of this annual report:

Sky Solar Holdings, Ltd
(Cayman Islands)
Sky Solar Power Ltd
(British Virgin Islands)
Sky International Enterprise Group, Limited
(Hong Kong)
Skylink O&M S.a.r.l.
(Luxemburg)
Sky Solar Energy, S.a.r.l
(Luxemburg)
Sky Solar Bulgaria Co., FOOD
(Bulgaria)
Sky Development Renewable Energy Resources S.A.
(Greeece)
Sky Solar Iberica S.L
(Spain)
Sky Capital Europe S.a.r.l
(Luxemburg)*
Moktap Holdings Ltd
(Cyprus)*
Sky Capital Advisory GmbH
(Germany)
Sky Solar Japan. K.K
(Japan)**
Neurlus. Ltd
(Cyprus)
Sky Renewable Energy Ltd
(Canada)
Sky Solar Canada Ltd
(Canada)
Energy Capital Investment S.a.r.l
(Luxemburg)
Renewable Capital Investment 1 SL
(Spain)
Renewable Capital Investment 2 SL
(Spain)
Energy Capital Investment II S.a.r.l
(Luxemburg)
Sky Capital America Inc
(USA)

*100% owned except for one share.

**Several Goudou Kaisha (合同会社) established in Japan are either under common control of, or controlled by Sky Solar Japan, K.K. Goudou Kaisha is a form of limited liability companies under Japanese jurisdiction, which has more than one member(s) (社員) who have shares in it. The members’ liabilities are limited to their shares in such Goudou Kaisha.

Several Ippann Shadan Houjin entities were established in Japan. They are either under common control of, or controlled by Sky Solar Japan, K.K. Ippann Shadan Houjin are legal entities based on Japanese judiciary. Unlike corporations, they do not have equities and their founding members do not have rights to their residual assets.

All entities 100% owned unless otherwise indicated.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership		Function
Sky Solar Power Ltd.	British Virgin Islands	100%		Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%		Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%		Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100	%(1)	Holding entity
Energy Capital Investment S.à.r.l.(2)	Luxembourg	100%		Holding entity
Sky Capital Advisory GmbH	Germany	100%		Holding entity
Moktap Holdings Ltd.(2)	Cyprus	100	%(1)	Holding entity
Sky Solar Japan K.K.(2)	Japan	100%		Holding entity
Sky Solar Iberica S.L.	Spain	100%		Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	100%		Operating entity engaged in the construction, installation and management of solar parks
Sky Solar Bulgaria Co. EOOD	Bulgaria	100%		Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar (Canada) Ltd.(2)	Canada	100%		Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Neurlus Ltd.(2)	Cyprus	100%		Holding entity
Sky Capital America Inc.	USA	100%		Operating entity engaged in the development of solar parks

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

Overview

We have successfully developed and operated solar parks on a global basis. Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks. As of December 31, 2016, we have developed 307 solar parks with an aggregate capacity of 292.3 MW in nine countries including Greece, Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States, Germany and Uruguay. Under our IPP revenue model, we currently own and operate 159.8 MW of solar parks in Japan, Greece, Bulgaria, the Czech Republic, Canada, the United States, Spain and Uruguay.

We primarily derive revenue from selling electricity to the transmission grid under our IPP business model. Prior to 2014, we generated revenue primarily from selling solar energy systems to off-takers, which included investor-owned utilities, independent power developers and producers and commercial and industrial companies, and generated additional revenue by selling PV modules we purchased from third-party manufacturers. We have strategically reduced the sale of our solar energy systems in favor of our IPP business since 2013. Our IPP solar parks generate recurring revenue by selling electricity to the power grid over the operational lifetime of the solar parks. We first derived a majority of revenue from selling electricity in the fourth quarter of 2013.

We also strategically plan to monetize and sell operating solar parks from time to time to take advantage of favorable market conditions, which allows us to recycle capital and strengthen our presence in our core growth markets.

To date our operations have been focused on Japan, Greece, Bulgaria, Canada, the Czech Republic, Uruguay and the United States. We also derived revenue from Germany and Spain. As a result of the reductions of government incentives for the PV industry in Europe, we do not expect these to be amongst our primary target markets in the near future. We plan to expand or continue to expand our business operations in Japan, Uruguay, Chile, the United States and China. We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$32.9 million, US$47.2 million and US$65.9 million in 2014, 2015 and 2016, respectively. Our gross profit was US$12.1 million, US$28.6 million and US$35.0 million in 2014, 2015 and 2016, respectively. We recorded losses of US$73.7 million and US$1.6 million in 2014 and 2015, respectively and gains of US$3.3 million in 2016. The increase in revenue from 2014 to 2015 was primarily due to the increased capacity of our operating solar parks. The increase in revenue from 2015 to 2016 was primarily due to increased capacity of our operating solar parks.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2014 to 2015 and to 2016, our revenue from selling electricity from IPP solar parks grew from US$22.2 million to US$35.5 million and to US$53.7 million, representing 67.5%, 75.2% and 81.4% of our revenue, respectively. The total capacity of our IPP solar parks was 65.2 MW, 128.6 MW and 159.8 MW, and the total carrying value of our IPP solar parks was US$180.6 million, US$259.4 million and US$271.3 million as of December 31, 2014, 2015 and 2016, respectively.

Factors Affecting Our Results of Operations

We believe the most significant factors that directly or indirectly affect our overall growth, financial performance and results of operations include:

•                                          market demand for and price of PV power;

•                                          access to adequate financing with competitive interest rates and terms;

•                                          the business and geographic mix of our project portfolio;

•                                          EPC costs for PV systems;

•                                          FIT price support schemes for solar parks and spot market electricity tariffs; and

•                                          our project development and operations capabilities.

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

Many markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT price support regimes. For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs. As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks. Other countries, such as Greece, Bulgaria, the Czech Republic and Germany, have reduced their support for the PV industry in light of the recent global economic crisis. The United States continues to provide investment tax credits for solar assets meeting certain criteria. While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable. To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase. In light of these favorable conditions and our improved access to financing since our initial public offering, which we believe has strengthened our brand and increased the accessibility and transparency of our financial data, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks. In the fourth quarter of 2013 and the years ended December 31, 2014, 2015 and 2016, selling electricity from IPP solar parks was our largest revenue stream, growing from 22.0% of our revenue in the year ended December 31, 2013 to 67.5% in the year ended December 31, 2014 and to 75.2% in the year ended December 31, 2015, and further to 81.4% in the year ended December 31, 2016.

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

As an international solar park developer with a strong track record, we have received financing from a number of global financial institutions. See “Item 4. Information on the Company—B. Business Overview—Solar Park Project Financing.” Project funding for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as Japan, Canada and the Czech Republic. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources. We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

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

Our revenue model and the geographic mix of our project portfolio

We have derived revenue under two revenue models. Under our solar energy system sales business model, we sell permits and solar modules, provide EPC services, and build and sell commercially operational solar parks. Under our IPP business model, we own and operate solar parks and generate revenue from selling electricity. The revenue model we utilize affects our revenue, profitability and capital requirements.

In 2014, 2015 and 2016, we derived 21.1%, 19.9% and 14.7% of our total revenue for the respective periods from selling solar energy systems. We derived our solar energy system sale revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 15.3% of our revenue in 2013. In 2014, 2015 and 2016, we derived US$1.8 million, US$4.5 million and US$0.8 million, or 5.4%, 9.4% and 1.2% of our revenue, respectively, from our historical project affiliates. In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow. Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities. As of December 31, 2016, we had a total of 159.8 MW of IPP solar parks in operation with a carrying value of US$271.3 million. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP. In 2014, 2015 and 2016, we derived 67.5%, 75.2% and 81.4% of our revenue from electricity sales from IPP solar parks, respectively. As we grow our IPP business, we will also increase the number of our IPP solar parks. The carrying value of our IPP solar parks was US$180.6 million, US$259.4 million and US$271.3 million as of December 31, 2014, 2015 and 2016, respectively.

Although we intend to focus on developing IPP solar parks, we will continue to sell solar energy systems from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods.

Our results of operations and profitability may also be affected by our project mix in terms of the geographic locations of our solar parks, as different countries tend to have different regulatory regimes and investment return profiles. We generally expect higher gross margins under both our IPP business and our solar energy system sales business in countries with a high FIT, such as Japan and Canada. In addition, our cost of financing depends on the rates of return on other assets in the respective markets. Investors from countries with high liquidity and low interest rates, such as Japan and the United States, are generally willing to accept single-digit rates of return on our solar parks, which allows us to more easily finance or refinance the development of our solar parks, or to sell our solar parks for higher prices and higher margins.

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

Subsidies for solar parks and spot market electricity tariffs

We expect electricity sales from IPP solar parks to represent an increasingly significant proportion of our revenue going forward. We first generated a majority of our revenue from selling electricity from our IPP solar parks in the fourth quarter of 2013. In 2014, 2015 and 2016, we derived 67.5%, 75.2% and 81.4% of our total revenue from electricity sales from our IPP solar parks, respectively. As of December 31, 2016, the total capacities of our IPP solar parks in operation in Greece, Japan, the Czech Republic, Bulgaria, Canada, Spain, the United States and Uruguay were 23.0MW, 94.7MW, 5.6 MW, 3.7 MW, 1.8 MW, 0.9 MW, 22.1 MW and 8.0 MW, respectively. Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed through PPAs or (ii) variable and determined by the spot market. As of December 31, 2016, the percentage of our owned capacity for which the price of electricity was fixed through PPAs was 0.7% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market was 99.3%.

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

Notwithstanding any changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue. We primarily plan to expand our IPP portfolio in Japan, the United States, Latin America and China, where electricity prices are fixed by PPAs for periods varying from 20 years to 30 years.

In countries where the electricity market has achieved grid parity, solar parks lacking fixed price PPAs are subject to the spot market price of electricity. Spot prices can vary for large scale projects versus distributed generation projects in Chile. We intend to strategically expand our IPP portfolio significantly in markets that have reached grid parity, such as Chile, which reached grid parity in 2011, subject to market conditions, including spot pricing curve. We expect that a certain portion of our solar parks in Chile will not have signed PPAs, while others will enter into commercial PPAs with large industrial end consumers. IPP revenue from solar parks operating without PPAs will fluctuate with Chile’s spot electricity prices. Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT price support schemes, unless renewed.

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

The following table sets forth the metrics for the periods and as of the dates indicated.

	2014	2015	2016
Solar parks connected during the period(1)(2) (MW)	24.4	66.6	35.9
Total IPP solar parks in operation at the end of the period(3) (MW)	65.2	128.6	159.8

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

The increase in solar parks connected from 2014 to 2016 was primarily due to the growth of our business.

Major Components of Our Results of Operations

Revenue

Prior to 2014, we derived our revenue primarily from selling solar energy systems, electricity and PV modules. Under our solar energy system sales business, we sell permits, provide EPC services and construction services and build and sell commercially operational solar parks.

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

As of December 31, 2016, we had a total of 159.8 MW of IPP solar parks in operation with a carrying value of US$271.3 million.

We started to derive a majority of revenue from selling electricity from IPP solar parks since the fourth quarter of 2013. Revenue from electricity generation in 2014, 2015 and 2016 was US$22.2 million, US$35.4 million and US$53.7 million, representing 67.5%, 75.2% and 81.4% of our revenue, respectively. Our revenue increased from US$32.9 million in 2014 to US$47.2 million in 2015 primarily due to the increased capacity of our operating solar parks. Our revenue increased from US$47.2 million in 2015 to US$65.9 million in 2016 primarily due to increased capacity of our operating solar parks.

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

The following table summarizes the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2014		2015		2016 and 2017 until April
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	—	—	23.0	20
North America
Canada	0.8	6	1.7	5	10.8	23
Asia
Japan	3.0	4	—	—	1.8	1
Total	3.8	10	1.7	5	35.6	44

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	22,205	67.5	35,479	75.2	53,658	81.4
Solar energy system sales	6,939	21.1	9,392	19.9	9,711	14.7
Other	3,741	11.4	2,284	4.9	2,556	3.9
Total Revenue	32,885	100.0	47,155	100.0	65,925	100.0

Our operations are located in Japan, Greece, Canada, the United States, the Czech Republic, Uruguay, Bulgaria, Spain and Germany. The table below expresses our revenue from the different regions where we operate.

	Revenue for the year ended December 31,
	2014	2015	2016
	(US$ in thousands)
Japan	10,056	24,728	37,757
Greece	12,262	8,849	8,748
Canada	5,130	8,327	8,724
United States	—	31	3,797
Czech Republic	3,600	3,284	3,197
Uruguay	—	401	2,425
Bulgaria	894	881	871
Spain	427	405	379
Germany	516	249	27
	32,885	47,155	65,925

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

	Year Ended December 31,
	2014		2015		2016
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A	*	*	6,951	14.7	10,861	16.5
Client B	3,586	10.9	7,420	15.7	10,504	15.9
Client C	*	*	*	*	8,164	12.4
Client D	10,240	31.1	7,834	16.6	7,103	10.8
Total(1)	14,096	42.0	22,205	47.0	36,632	55.6

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

Our largest supplier during 2014, 2015 and 2016 accounted for 7.1%, 10.3% and 39.0% of our total purchase, respectively. Cost of sales attributable to our top five suppliers in 2014, 2015 and 2016 accounted for 30.0% 34.7% and 76.6% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin depends on a combination of factors, including primarily our revenue model, the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development. Our gross profit margin was 36.9%, 60.7% and 53.1% for 2014, 2015 and 2016, respectively.

Our gross profit can also vary from one region to another. We generally expect higher gross margins under both our IPP business and our solar energy system sales business in countries with high FIT, such as Japan and Canada. In addition, off-takers and investors will compare the returns presented by our solar parks with returns on other assets in their respective markets. Investors from countries with high liquidity and low interest rates, such as Japan and the United States, are generally willing to accept single-digit rates of return on our solar parks, which allows us to more easily finance or refinance the development of our solar parks, or to sell our solar parks for higher prices and higher margins.

Impairment loss on IPP solar parks

We recorded an impairment loss of US$1.5 million, US$1.8 million and US$2.2 million on IPP solar parks in 2014, 2015 and 2016, respectively. We incurred impairment loss on IPP solar parks in 2014 as we ceased development of certain solar parks in pipeline primarily due to our adoption of new assessment policies that resulted in changes in our assessment of their underlying commercial and technical attributes. The impairment loss on IPP solar parks in 2015 was primarily a result of discontinued licenses in Canada and Spain due to certain project timing and technical issues. The impairment loss on IPP solar parks in 2016 was primarily a result of discontinued licenses in South America due to certain project timing and technical issues.

Provision on receivables

We recorded provision on receivable of US$2.2 million, US$1.1 million and nil in 2014, 2015 and 2016, respectively.

The provision on receivable in 2014 primarily related to the US$15.2 million receivable due from China New Era International Limited, or China New Era, a company 49% owned by Sky Solar Holdings Co., Ltd., formerly a shareholder of our company. We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$7.3 million, US$6.8 million and US$4.5 million for the year ended December 31, 2014, 2015 and 2016, respectively.We believe the remaining amount due from China New Era is recoverable for the following reasons: (i) China New Era made an installment payment to us in the amount of US$592 thousand from April to May 2017, (ii) Sky Solar Holdings, Co. Ltd., which holds 49% of the shares of China New Era, is controlled by Mr. Su, our founder, chief executive officer and chairman, which provides him access to the financial and operating information of China New Era, based on which we believe that China New Era has the ability and intention to repay the debt, and (iii) we have offered a discount on the amounts due from China New Era, to which China New Era has agreed in writing, which we believe will expedite the repayment by China New Era. The impairment is the amount of discount.

The provision on receivable in 2015 primarily related to receivable in connection with our claims against certain contractors who failed to construct a solar park for us.

Selling expenses

Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Other operating income

Other operating income consists of (i) gain on disposal of IPP solar parks, (ii) gain on disposal of subsidiaries and (iii) others. We recorded other operating income of US$6.3 million, US$ 0.2 million and US$13.2 million for the year ended December 31, 2014, 2015 and 2016, respectively.

For the year ended December 31, 2016, we recorded gains on disposal of subsidiaries of US$11.8 million, of which US$1.7 million was from the disposal of Solar Tech K.K. in March 2016 and US$10.1 million was from the sale of 25 preferred shares in 1088526 B.C. Ltd. to Jade Fair Precision Ltd. in September 2016.

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

Reversal of provision for other taxes

In August 2015, we received a tax audit report from one of our subsidiaries’ tax authorities upon the completion of the audit for tax years 2009 to 2013 period. As a result of the completion of this audit, the tax related to the audit period was determined to be US$0.4 million by the relevant tax authorities. As such, we reversed our provision for other taxes (VAT) of US$6.0 million in 2015, among others.

Investment income

Investment income consists primarily of interest income and other income.

Other gains and losses

Other gains and losses consist primarily of (i) change of financial liabilities with fair value through profit and loss; (ii) hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as financial liabilities at fair value through profit or loss (“FVTPL”); (iii) net foreign exchange gains (losses); and (iv) transaction cost related to FVTPL liabilities. In 2014, our other gains and losses also included charge for call option issued by our founder in connection with our Japan silent partnership.

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

We are an exempted company incorporated in the Cayman Islands. Under the laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

As a British Virgin Islands (BVI) business company, our BVI subsidiary is exempt from all provisions of the Income Tax Ordinance of the British Virgin Islands including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the British Virgin Islands. There is no capital gain tax, estate or inheritance tax payable by persons who are not persons resident in the British Virgin Islands.

Income tax of Bulgaria, Germany, Hong Kong and Canada is calculated at 10%, 15%, 16.5% and 26.5%, respectively, of the estimated assessable profit of our respective subsidiaries for the three years ended December 31, 2016. Income tax rate in Japan is 38%, 33% and 30% for the three years ended December 31, 2016, respectively. Income tax rate in Greece is 26%, 26%, and 29% for the three years ended December 31, 2016, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

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

Our effective income tax rates were negative 1.3%, positive 30.6% and positive 28.0% in 2014, 2015 and 2016, respectively. We incurred income tax expenses of US$0.9 million in 2014 despite our loss before taxation for that year primarily due to taxes paid by our profit-making subsidiaries in certain jurisdictions, which could not be offset by losses incurred by subsidiaries in other jurisdictions. We recorded income tax credit of US$0.7 million in 2015 primarily due to (i) our loss before taxation, (ii) the tax effect of our non-taxable income relating to our income in connection with the reversal of the provision for other taxes (VAT) as a result of a tax audit in 2015 for one of our subsidiaries, and (iii) a reversal of corporate income tax provision as a result of a tax audit in 2015 for one of our subsidiaries, partially offset by the effects of different tax rates of subsidiaries operating in other jurisdictions. We incurred income tax expenses of US$1.3 million in 2016 primarily because of our income before taxation of US$4.6 million in 2016 compared to our loss before taxation of US$2.2 million in 2015.

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

Other sales - Sales of solar modules

Revenue from the sales of solar modules is recognized when the modules are delivered and titles have passed. Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

•                                          we have transferred to the buyer the significant risks and rewards of ownership of the goods;

•                                          we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                                          the amount of revenue can be measured reliably;

•                                          it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                                          the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

IPP solar parks are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the solar parks and is recognized in other operating income. The IPP solar parks are reclassified as non-current assets held for sale when certain criteria are met with our intention to sell.

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

We define each operational solar park generating electricity income as a cash generating unit, or CGU, for impairment purposes. We test a CGU for impairment whenever events or changes in circumstance indicate that the carrying amount of the CGU may not be recoverable. These events or changes in circumstances include:

•                                          Significant adverse changes in a FIT policy affecting the PPA for completed solar parks;

•                                          Significant restrictions on power generation by local authorities;

•                                          Material adverse changes in local tax structures applied in the renewable energy sector;

•                                          Sustaining or forecasted significant operational losses or net operating cash outflows;

•                                          Physical damage or obsolescence of solar parks; or

•                                          Decreases in system efficiency, mainly due to decreased performance of solar panels, PV modules and balance-of-system components, or decreased quality of maintenance services performed.

We had 72, 121 and 119 CGUs as at December 31, 2014, 2015 and 2016, respectively. In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment. The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment. After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million. The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013. The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

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

Asset classified as held for sale

Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When we are committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether we will retain a non-controlling interest in our former subsidiary after the sale.

When we are committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and we discontinue the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. We discontinue the use of the equity method at the time of disposal when the disposal results in we losing significant influence over the associate or joint venture.

After the disposal takes place, we account for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate or a joint venture, in which case we use the equity method (see the accounting policy regarding investments in associates or joint ventures above).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

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

A financial liability is classified as held for trading if:

•                                          it has been acquired principally for the purpose of selling it in the near term; or

•                                          on initial recognition it is a part of a portfolio of identified financial instruments that we manage together and have a recent actual pattern of short-term profit-taking; or

•                                          it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•                                          such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•                                          the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with our documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•                                          it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

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

	Year Ended December 31,
	2014		2015		2016
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	1,788	5.4	4,450	9.4	788	1.2
Non-related Parties	31,097	94.6	42,705	90.6	65,137	98.8
Total revenue	32,885	100.0	47,155	100.0	65,925	100.0
Cost of sales and services	(20,747)	(63.1)	(18,533)	(39.3)	(30,911)	(46.9)
Gross profit	12,138	36.9	28,622	60.7	35,014	53.1
Impairment loss on IPP solar parks	(1,549)	(4.7)	(1,835)	(3.9)	(2,151)	(3.3)
Provision on receivables	(2,200)	(6.7)	(1,071)	(2.3)	—	—
Selling expenses	(1,160)	(3.5)	(1,171)	(2.5)	(882)	(1.3)
Administrative expenses	(63,770)	193.9	(22,556)	(47.8)	(29,744)	(45.1)
Other operating income	6,293	19.1	197	0.4	13,163	20.0
Reversal of provision for other taxes	—	—	6,025	12.8	—	—
(Loss) profit from operations	(50,248)	152.8	8,211	17.4	15,400	23.4
Investment gains	405	1.2	349	0.7	498	0.8
Other gains and losses	(15,647)	(47.6)	(6,901)	(14.6)	(4,971)	(7.5)
Finance costs	(3,817)	(11.6)	(3,897)	(8.3)	(6,368)	(9.7)
Other expenses	(3,526)	(10.7)	—	—	—	—
(Loss) profit before taxation	(72,833)	221.6	(2,238)	(4.7)	4,559	6.9
Income tax (expense) credit	(910)	(2.8)	684	1.5	(1,277)	(1.9)
(Loss) profit for the year	(73,743)	224.2	(1,554)	(3.3)	3,282	5.0
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(11,114)	(33.8)	(10,310)	(21.9)	(57)	(0.1)
Share of other comprehensive income of associates	—	—	—	—	136	0.2
Fair value loss arising from cash flow hedges	—	—	(680)	(1.4)	(446)	(0.7)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—	—	—	—	1,126	1.7
Total comprehensive (expense) income for the year	(84,857)	258.0	(12,544)	(26.6)	4,041	6.1

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2014		2015		2016
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	22,205	67.5	35,479	75.2	53,658	81.4
Solar energy system sales	6,939	21.1	9,392	19.9	9,711	14.7
Other(2)	3,741	11.4	2,284	4.9	2,556	3.9
Total Revenue	32,885	100.0	47,155	100.0	65,925	100.0

(1)                                 Represents revenue from selling electricity from IPP solar parks.

(2)                                 Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue. Our total revenue increased by 39.8% from US$47.2 million in 2015 to US$65.9 million in 2016, primarily as a result of increased capacity IPP Solar parks.

•                                          Revenue from selling electricity from IPP solar parks. Our revenue from selling electricity from IPP solar parks increased by 51.2% from US$35.5 million in 2015 to US$53.7 million in 2016, as we increased the capacity of our IPP portfolio from 128.6 MW as of December 31, 2015 to 159.8 MW as of December 31, 2016. The amount of electricity we produced and sold increased from 110.0 million kWh in 2015 to 187.6 million kWh in 2016 while the average selling price per kWh decreased from US$0.32 in 2015 to US$0.29 in 2016. The increase in the amount of electricity we sold was primarily due to the additional electricity sold by projects added to our portfolio in Japan, United States and Uruguay. The decrease in average selling price was primarily because of lower FIT in United States and Uruguay.

•                                          Revenue from solar energy system sales. Our revenue from solar energy system sales increased by 3.4% from US$9.4 million in 2015 to US$9.7 million in 2016, primarily due to the 3.1 MW system sales to third parties in Canada in 2016. We derived revenue of US$0.5 million in 2016 from sales of permits.

•                                          Other revenue. Our other revenue increased by 11.9% from US$2.3 million in 2015 to US$2.6 million in 2016, primarily because of our market expansion in Japan.

Cost of sales and services. Our cost of sales and services increased by 66.8% from US$18.5 million in 2015 to US$30.9 million in 2016, primarily due to the increase of system sales in Canada and increased capacity of IPP portfolio during 2016.

Gross profit. Our gross profit increased by 22.4% from US$28.6 million in 2015 to US$35.0 million in 2016, and our gross profit margin decreased from 60.7% in 2015 to 53.1% in 2016, primarily due to the higher percentage of revenue contribution from North America and South America, which had lower margin compared to Japan.

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks increased by 17.2% from US$1.8 million in 2015 to US$2.2 million in 2016. Our impairment loss in 2016 primarily related to discontinued permit development in South America.

Provision on Receivables. Our provision on receivables decreased from US$1.1 million in 2015 to nil in 2016.

Selling expenses. Our selling expenses decreased by 24.7% from US$1.2 million in 2015 to US$0.9 million in 2016. Selling expense as a percentage of revenue decreased from 2.5% in 2015 to 1.3% in 2016.

Administrative expenses. Our administrative expenses increased from US$22.6 million in 2015 to US$29.7 million in 2016, primarily due to our additional professional fees related to financing in core market such as Japan, United States and Uruguay and a US$4.2 million service fee related to obtaining the 140 MW permits in Japan (1). Administrative expenses as a percentage of revenue also decreased from 47.8% in 2015 to 45.1% in 2016.

(1)           In October 2016, we sold two subsidiaries with no substantial business or projects under development to a managing director upon his resignation and recognized expense of US$30 thousand from disposal of subsidiaries. Contemporaneous with the resignation, we also entered into permit development agreement with the individual, to seek for his assistance, on a best efforts basis, in obtaining 140MW of permits. The related service fee of US$4.2 million paid up front, was recorded in administrative expenses, and a remaining contingent fee of approximately US$1.66 million, denominated in JPY, will be paid if and when the additional 140MW of permits are secured for us. Further, on November 21, 2016, the individual transferred 2.6 million of our ordinary shares to Flash Bright Power Ltd., a BVI company owned by Mr. Weili Su, our major shareholder and the CEO, with a fair value on the date of transfer of US$ 0.8 million, for no consideration.

Other operating income. Our other operating income increased from US$0.2 million in 2015 to US$13.2 million in 2016, primarily because of the disposal of interest in solar parks in Canada and Japan.

Investment income. Our investment income increased from US$0.3 million in 2015 to US$0.5 million in 2016.

Other gains and losses. Our other losses decreased by 28.0% from US$6.9 million in 2015 to US$5.0 million in 2016, primarily because of less fair value changes of financial liabilities.

Finance costs. Our finance costs increased from US$3.9 million in 2015 to US$6.4 million in 2016.

Income tax expense. We incurred income tax expense of US$1.3 million in 2016, compared to the income tax credit of US$0.7 million in 2015, primarily because of our income before taxation of US$4.6 million in 2016 compared to our loss before taxation of US$2.2 million in 2015.

Profit (loss) for the year. As a result of the foregoing, we recorded a profit of US$3.3 million for 2016, compared to a loss of US$1.6 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue. Our total revenue increased by 43.4% from US$32.9 million in 2014 to US$47.2 million in 2015, primarily as a result of increase in our IPP revenue as we continued implementing our strategic shift from solar energy system sales to IPP electricity sales.

•                                          Revenue from selling electricity from IPP solar parks. Our revenue from selling electricity from IPP solar parks increased by 59.5% from US$22.2 million in 2014 to US$35.5 million in 2015, as we increased the capacity of our IPP portfolio from 65.2 MW as of December 31, 2014 to 128.6 MW as of December 31, 2015. The amount of electricity we produced and sold increased from 65.7 million kWh in 2014 to 110.0 million kWh in 2015 while the average selling price per kWh decreased from US$0.34 in 2014 to US$0.32 in 2015. The increase in the amount of electricity we sold was primarily due to the additional electricity sold by projects added to our portfolio in Japan and Canada. The decrease in average selling price was primarily because of devaluation of JPY and Euro against US dollar in 2015 compared to 2014 and reduced FIT since April 2015 in Greece.

•                                          Revenue from solar energy system sales. Our revenue from solar energy system sales increased by 42% from US$6.9 million in 2014 to US$9.4 million in 2015, primarily due to the increase of our sales in Canada as we decided to unlock the value of our solar parks there. We derived revenue of US$4.6 million in 2015 from sales of permits.

•                                          Other revenue. Our other revenue decreased by 37.8% from US$3.7 million in 2014 to US$2.3 million in 2015, primarily because we continued to shift to IPP electricity sales during the year.

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

As of December 31, 2016, we had cash of US$12.5 million, restricted cash of US$29.9 million which represented deposits placed in banks for the purpose of securing current portion of project financing as well as bidding for potential project permits, US$27.3 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$131.9 million in long-term bank borrowings (excluding the current portion). As of December 31, 2016, we were in compliance with all material terms and covenants of our loan credit agreements.

By December 31, 2016, we had received an aggregate of US$48.2 million in cash in connection with the strategic partnership with Hudson. For more details, see “Item 4. Information on the Company—B. Business Overview— Strategic Partnership with Hudson Clean Energy Partners.”

Partly due to the oversupply of PV modules and intense market competition, we have been able to negotiate flexible credit terms with our suppliers. For PV modules, we typically do not need to make any payment until six months after delivery. Our EPC services and balance-of-system suppliers in Japan typically require us to pay an average 30% of the contract price at the time of signing the contract and 30% or more at the time of delivery of the services, with the remaining amount not due until completion of the solar parks. In Greece and Bulgaria, we typically do not need to make the majority of the payments for EPC services until the solar parks are connected to the grid, or later. In Canada, typically, the entire EPC cost is financed by the EPC company or the designated project buyer. The construction financing is settled at long term debt closing or project transfer after the commercial operation date. In the United States, typically, the cost of construction is funded approximately 20% from cash equity, 30% from tax equity and 50% from debt.

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

Prior to 2014, we generated a majority of our revenue through the sale of permits, EPC services and constructed solar parks. Since 2014, we have generated a majority of our revenue from selling electricity generated by IPP solar parks and going forward, we expect to derive a greater proportion of our revenue from selling electricity generated by IPP solar parks. Electricity sales are only generated after significant initial capital investments. The delayed completion of solar parks and inability to generate electricity income from IPP solar parks after making such upfront investments could adversely affect our business and results of operations and as a result we may become constrained in our ability to simultaneously undertake multiple projects. Our liquidity may be adversely affected to the extent the solar market weakens and we are unable to sell our solar parks or services on pricing, terms and timing favorable or acceptable to us.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net cash from (used in) operating activities	38,838	3,793	(42,554)
Net cash used in investing activities	(51,448)	(110,587)	(58,122)
Net cash generated from (used in) financing activities	71,725	81,064	89,972
Net increase (decrease) in cash and cash equivalents	59,115	(25,730)	(10,704)
Cash and cash equivalents at beginning of the year	9,742	52,993	26,272
Effects of exchange rate changes on the balance of cash held in foreign currencies	(15,864)	(991)	867
Cash and cash equivalents classified as held for sale	—	—	(3,917)
Cash and cash equivalents at end of the year	52,993	26,272	12,518

Operating Activities

Our net cash used in operating activities in 2016 was US$42.6 million. This cash outflow was primarily attributable to (i) an increase in inventories of US$32.7 million, (ii) a decrease in trade and other payables of US$18.2 million, (iii) a gain on disposal of a subsidiary of US$11.8 million, and (iv) an increase in trade and other receivables of US$6.0 million. This cash outflow was primarily offset by (i) depreciation of IPP solar parks of US$14.2 million, (ii) financial costs of US$6.4 million, and (iii) a US$4.6 million profit before taxation.

Our net cash generated from operating activities in 2015 was US$3.8 million. This cash inflow was primarily attributable to (i) depreciation of IPP solar parks of US$9.2 million, (ii) fair value changes on other non-current liability of US$5.7 million mainly in relation to Japan silent partnership, (iii) an increase in trade and other payables of US$11.8 million due to the increasing payables for expanded operations and maintenance services associated with the increase in number of solar parks, and (iv) finance costs of US$3.9 million. This cash inflow was primarily offset by (i) an increase in trade and other receivables of US$ 11.8 million from electricity income due to the increased capacity of operating solar parks, (ii) reversal of provision for other taxes of US$6.0 million in connection with the tax audit of one of our subsidiaries for which we previously made tax provision, and (iii) a net loss before taxation of US$2.2 million.

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

Investment Activities

Our net cash used in investing activities in 2016 was US$58.1 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$43.6 million, as a result of our construction of solar parks in Japan, (ii) placement of restricted cash of US$29.9 million and (iii) acquisition of subsidiaries of US$1.1 million. This cash outflow was primarily offset by (i) withdrawal of restricted cash of US$5.6 million, (ii) proceeds from disposal of IPP solar parks of US$4.8 million and (iii) disposal of subsidiaries of US$4.1 million.

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

Financing Activities

Our net cash generated from financing activities in 2016 was US$90.0 million. This cash inflow was primarily attributable to (i) proceeds of other borrowings of US$51.8 million, (ii) changes to financial liabilities of US$44.0 million, and (iii) proceeds from bank borrowings of US$11.4 million. This cash inflow was primarily offset by (i) repayment of other borrowings of US$6.4 million, (ii) interest paid of US$6.4 million and (iii) repayment of banking borrowings of US$4.4 million.

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

Capital Expenditures

Our capital expenditures amounted to US$74.1 million, US$95 million and US$45.5 million for 2014, 2015 and 2016, respectively. Our capital expenditure in 2014, 2015 and 2016 related primarily to our investment in solar parks under the IPP model.

Recent Accounting Pronouncements

We have not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)
IFRS 15	Revenue from Contracts with Customers and the related Amendments (2)
IFRS 16	Leases (3)
IFRIC 22	Foreign Currency Transactions and Advance Consideration (2)
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions(2)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts(2)
Amendment to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)
Amendments to IAS 7	Disclosure Initiative (1)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)
Amendments to IAS 40	Transfers of Investment Property (2)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle (5)

(1) Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

(2) Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(3) Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(4) Effective for annual periods beginning on or after a date to be determined.

(5) Effective for annual periods beginning on or after January 1, 2017 or January 1, 2018, as appropriate.

We have not early adopted these new amendments to standards in the preparation of the consolidated financial statements. Our management anticipates that the application of these new and revised standards, amendments to standards will have no material impact on our results and financial position, except for potentially IFRS 9 and IFRS 16.

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

Key requirements of IFRS 9 are:

•      all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss;

•      with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss;

•      in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised; and

•      the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors of the Company anticipate that the application of IFRS 9 in the future may have impact on the classification and disclosure of financial assets and liabilities in our consolidated financial statements. The new model requires the recognition of provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. While we have not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, management expects it might result in an earlier recognition of credit losses. The changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability are presented in other comprehensive income unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risks are not subsequently reclassified to profit or loss.

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

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•      Step 1: Identify the contract(s) with a customer.

•      Step 2: Identify the performance obligations in the contract.

•      Step 3: Determine the transaction price.

•      Step 4: Allocate the transaction price to the performance obligations in the contract.

•      Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In 2016, the IASB issued Clarification to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

The directors of the Company have assessed the impact of IFRS 15 on our consolidated financial statements and it is not expected to have a material impact on our consolidated financial statements but may require additional disclosures.

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

The directors of the Company anticipate that the application of IFRS 16 in the future may have impact on lease accounting made in our consolidated financial statements. We are required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. As of December 31, 2016, we had commitments of USD 98.8 million for future minimum lease payments under non-cancellable operating leases (Note 37) and the directors of the Company anticipate that the application of IFRS 16 in the future may have material impact on the consolidated financial statement of us. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until we perform a detailed review.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Less Than 1 Year	1-2 Years	3-5 Years	More Than 5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	90,430	—	—	—	90,430
Lease commitment	4,468	6,062	9,092	79,172	98,794
Borrowings	27,280	11,942	29,752	90,187	159,161
Other non-current liabilities	14,698	14,818	56,104	163,411	249,031
Total	136,876	32,822	94,948	332,770	597,416

G.                                   Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Senior Management	Age	Position/Title
Weili Su	49	Chairman of the Board of Directors and Chief Executive Officer
Xiaoguang Duan	61	Director
Dr. Hao Wu	51	Director
Xinhua Yu	43	Director
Andrew (Jianmin) Wang	46	Director and Chief Financial Officer
Arthur (Lap Tat) Wong	57	Independent Director
Andrew Y. Yan	59	Independent Director
Zhi Hao	41	Chief Risk Officer
Sanjay Shrestha	43	Chief Investment Officer and President of Sky Capital Americas
Hong Chen	34	Vice President of Sky Capital Americas
Aditya Satghare	39	Vice President, Finance & Corporate Strategy for Sky Capital Americas
Peter (Ping) Liu	51	Managing Director for the North American Region
Ronghui Zhang	42	EVP and Managing Director for Europe (excluding Spain)

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

Xinhua Yu. Mr. Yu has been our director since December 2016. Since July 2012, Mr. Yu has been the partner of IDG Capital Investment Consultancy (Shanghai) Co., Ltd.. He was the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd. from October 2006 to June 2012 and the project manager of International Data (China) Investment Co., Ltd. from October 2005 to October 2006. He has engaged in and led many investments in new energy, new materials, and semiconductor design. Prior to joining IDG Capital, Mr. Yu was the manager in charge of marketing department of ICM Group of Siemens China from October 2003 to October 2004. He was the manager of marketing department of Siemens Shanghai Mobile Communications Co., Ltd. from July 1997 to September 2003. Mr. Yu was awarded a Bachelor of Science by Zhejiang University in July 1997. He also received a Master of Business Administration from Cheung Kong Graduate School of Business in October 2005.

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

Arthur (Lap Tat) Wong. Mr. Wong has been our independent director since our initial public offering in November 2014. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, the independent director and chairman of the audit committee of China Maple Leaf Educational Systems Limited, a company listed on the Hong Kong Stock Exchange. He also serves as a board member and chairman of the audit committees for China Automotive Systems, Inc., a NASDAQ-listed company, Daqo New Energy Corp., an NYSE-listed company, Petroking Oilfield Services Limited, a Hong Kong Stock Exchange-listed company. Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy, and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in that firm’s San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.

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

Zhi Hao. Mr. Hao has been our chief risk officer since December 2016. He is responsible for the Holdings Company’s legal and contract management, responsible for the preservation of the original contracts signed by the Headquarters and all the Subsidiaries, responsible for copying the contracts to the Global Data Archives of IT department for electronic archiving, responsible for building, maintenance and operation of the company’s risk control system; responsible for Risk Assessment, Risk Control, Risk Checking, and issuing Risk Warning and Risk Assessment report; responsible for the supervision of project, issuing risk early warning of project, controlling project risk and so on. He was appointed our managing director for China in December 2014, responsible for executing our strategy to enter the China market. Mr. Hao has over 16 years of international experience specializing in corporate finance and project funding, including working for PricewaterhouseCoopers in their Singapore office. In his role prior to Sky Solar, Mr. Hao spent five years with Suntech Power, including his most recent position as investment director. Mr. Hao was awarded an Master of Business Administration by the National University of Singapore in June 2002 and was awarded a bachelor’s degree by Wuhan University in July 1998.

Ronghui Zhang. Ms. Zhang has been our EVP since December 2016 and our managing director of Sky Solar Europe (excluding Spain) since September 2013. She is responsible for Sky Solar’s operations in Europe (excluding Spain) including day-to-day operations, business and project development, IPP asset management etc. Ms. Zhang was managing director of Sky Solar’s Greek and Bulgarian operations from December 2009. Ms. Zhang was responsible for the development and construction of solar parks in Greece and Bulgaria, as well as for overseeing the operation and management of Sky Development Renewable Energy Resources and Sky Solar Bulgaria. Prior to joining us, Ms. Zhang was general manager of China Tours S.A. from September 1996 to March 2007. Ms. Zhang was a Chinese teacher at the Foreign Language Teaching Unit of the National and Kapodistrian University of Athens from October 2002 to September 2006. She was then Vice President of Hella-China International Exchange Centre from May 2004 to March 2007. Ms. Zhang has also been the Vice President of The Greek-China Peaceful Unification Promotion Council in Greece since 2005 and director of Chinese Overseas Friendship Association since 2008. Ms. Zhang graduated from the National and Kapodistrian University of Athens with a bachelor’s in Informatics and Telecommunications on May 2002.

Hong Chen. Mr. Chen has been appointed the vice president of Sky Capital Americas since December 2016. He is our managing director for Latin America and Spain since January 21, 2009. He is responsible for project development in Latin America and Spain, which includes leading Sky Solar’s business operations in the region as well as coordination with relevant parties such as governments, local authorities, institutions, banks and energy off takers, including the negotiation of EPC contracts, PPAs and project financing. Prior to his present position, Mr. Chen was the assistant to Sky Solar’s chairman, Mr. Su, from July 2007 to January 2009. During that period he actively participated in all of Sky Solar’s business development in Spain, including 26.0 MW of project development and transfer, as well around 100.0 MW of solar module trading. Mr. Chen was also involved in the entire logistics process for these solar parks. From September 2004 to June 2006, Mr. Chen studied at the Technical University of Madrid.

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

Aditya Satghare. Mr. Satghare joined Sky Solar in July 2015, in the role of Vice President, Finance & Corporate Strategy for Sky Capital Americas. His primary responsibilities include leading the financial underwriting, new project evaluation and project execution finance functions for the Americas Region. In addition, Mr. Satghare also assists in new business development for the US region, along with assisting with corporate capital raising for Sky Solar. Prior to joining Sky Solar, Mr. Satghare was Vice President, Renewable Energy Research at FBR Capital Markets and responsible for leading the firm’s research activities in renewable energy generation, clean transportation and renewable energy financing. Prior to this, Mr. Satghare was a member of the Renewable Energy Research team for Lazard Capital Markets and also worked within the Investments group at Citigroup Asset Management. Mr. Satghare brings 14 years of financial industry experience, including 10 years of Renewable Energy experience to Sky Solar. He has a Bachelors in Mechanical Engineering from University of Mumbai and a Masters in Financial Engineering from NYU Polytechnic, New York.

B.                                    Compensation

Directors and Senior Management

In 2016, the aggregate cash compensation to all of our directors and our senior management was US$1.7 million and the aggregate total compensation to all of our directors and our executive officers was US$1.8 million.

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

Option / Restricted Share Awards

As of April 1, 2017, options to purchase 330,000 ordinary shares and 2,800,000 restricted shares are outstanding. The following table summarizes the outstanding options and restricted shares that we granted to our directors and senior management and to other individuals as a group under our share incentive plan as of April 1, 2017. We did not grant any outstanding options or restricted shares other than to the individuals named below.

Name	Number of shares		Exercise Price (for Option Only) (US$)	Grant Date	Expiration Date
Weili Su	—		—	—	—
Xiaoguang Duan	—		—	—	—
Dr. Hao Wu	—		—	—	—
Xinhua Yu	—		—	—	—
Andrew (Jianmin) Wang
Arthur (Lap Tat) Wong	180,000		1.00	November 13, 2014	November 13, 2024(1)
Andrew Y. Yan	150,000		1.00	November 13, 2014	November 13, 2024(1)
Sanjay Shrestha	1,000,000	(2)	N/A	July 1 and August 1, 2015	N/A
Zhi Hao	—		—	—	—
Ronghui Zhang	—		—	—	—
Hong Chen	—		—	—	—
Peter (Ping) Liu
Aditya Satghare
Other Employees	1,800,000	(2)	N/A	November 14, 2014	N/A

(1)                                 Or, if earlier, one year after the individual’s death or otherwise the date the individual leaves Sky Solar.

(2)                                 Referring to restricted shares.

In October 2016, we sold two subsidiaries with no substantial business or projects under development to a managing director upon his resignation and recognized expense of US$30 thousand from disposal of subsidiaries. Contemporaneous with the resignation, we also entered into permit development agreement with the individual, to seek for his assistance, on a best efforts basis, in obtaining 140MW of permits. The related service fee of US$4.2 million paid up front, was recorded in administrative expenses, and a remaining contingent fee of approximately US$1.66 million, denominated in JPY, will be paid if and when the additional 140MW of permits are secured for us. Further, on November 21, 2016, the individual transferred 2.6 million of our ordinary shares to Flash Bright Power Ltd., a BVI company owned by Mr. Weili Su, our major shareholder and the CEO, with a fair value on the date of transfer of US$ 0.8 million, for no consideration.

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

The functions and powers of our board of directors include, among others:

•                                          convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                                          declaring dividends and distributions;

•                                          appointing officers and determining the term of office of officers;

•                                          exercising the borrowing powers of our company and mortgaging the property of our company; and

•                                          approving the transfer of shares of our company, including registering such shares in our share register.

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

Audit Committee

Our audit committee consists of Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan. Mr. Arthur (Lap Tat) Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and the NASDAQ Stock Market. Each member of the audit committee is an “independent director” within the meaning of the NASDAQ Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                                          selecting our independent registered public accounting firm and pre approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•                                          reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•                                          reviewing and approving all proposed related party transactions, defined as those transactions required to be discussed pursuant to Form 20F, Item 7.8 and NASDAQ Listing Rule 5630(a);

•                                          discussing the annual audited financial statements with management and our independent registered public accounting firm;

•                                          reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•                                          annually reviewing and reassessing the adequacy of our audit committee charter;

•                                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                                          meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mr. Weili Su, Mr. Andrew Y. Yan and Mr. Andrew (Jianmin) Wang. Mr. Weili Su is the chairman of our compensation committee. Mr. Andrew Y. Yan satisfies the “independence” requirement of the NASDAQ Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                                          approving and overseeing the compensation package for our executive officers;

•                                          reviewing and making recommendations to the board with respect to the compensation of our directors; and

•                                          reviewing periodically and making recommendations to the board regarding any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Weili Su, Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan. Mr. Weili Su is the chairman of our nominating and corporate governance committee. Mr. Arthur (Lap Tat) Wong and Mr. Andrew Y. Yan satisfy the “independence” requirement of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                                          identifying and recommending to the board nominees for election or reelection to the board, or for appointment to fill any vacancy;

•                                          reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Our directors are divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting. The three Class I directors have been elected for a term expiring on the date of our 2018 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The two Class II directors have been elected for a term expiring on the date of our 2019 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The two Class III directors have been elected for a term expiring on the date of our 2017 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Mr. Weili Su
Mr. Andrew (Jianmin) Wang	Mr. Xinhua Yu	Mr. Xiaoguang Duan
Dr. Hao Wu	Mr. Arthur (Lap Tat) Wong	Mr. Andrew Y. Yan

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had a total of 146 employees, 158 employees and 164 employees, respectively. As of December 31, 2016, we had 32 employees in Europe, 67 employees in Japan, 28 employees in China and 37 employees in the Americas. The following table sets forth the number of our employees for each of the major functions as of December 31, 2016:

Number of employees
Permit Development	17
Engineering, Procurement and Construction Management	53
Operations and Maintenance	13
Management and administrative	81
Total	164

E.                                    Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “—B. Compensation—Share-based Compensation” above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 1, 2017, unless otherwise indicated, of:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 1, 2017, unless otherwise indicated, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%(1)
Directors and Senior Management:
Weili Su(2)	151,137,155	36.0
Xiaoguang Duan	—	—
Dr. Hao Wu	—	—
Xinhua Yu	—	—
Andrew (Jianmin) Wang	*	*
Arthur (Lap Tat) Wong	*	*
Andrew Y. Yan	*	*
Sanjay Shrestha	*	*
Zhi Hao	*	*
Ronghui Zhang	*	*
Hong Chen	*	*
Peter (Ping) Liu	*	*
Aditya Satghare	—	—
All directors and executive officers as a group	151,137,155	36.0
Major Shareholders
Flash Bright Power Ltd.(3)	110,638,342	26.4
IDG-ACCEL China Capital Entities(4)	101,949,906	24.3

*                                         Less than 1% of our total outstanding shares.

(1)                                 For each person included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is (i) 419,546,514 ordinary shares outstanding, and (ii) the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after April 1, 2017, unless otherwise indicated.

(2)                                 Represents (i) 110,638,342 ordinary shares held by Flash Bright Power Ltd. Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by the trust of Mr. Weili Su, our founder, chief executive officer and chairman of the board. The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 30,498,813 shares held by sixteen other shareholders, over which Mr. Su has voting power pursuant to proxies entered into by Mr. Su and such shareholders, and (iii) 10,000,000 shares in an Employee Incentive Pool for which Mr. Su is the director and member of the advisory committee.

An affiliate of both one of our Japanese silent partners and an international private equity firm, had a right to purchase $30 million of shares at the initial public offering price from Mr. Su, through Flash Bright, during a two-year period commencing on the date which was 180 days after the pricing date of our initial public offering, with an option to a one-year extension at the request of the investor which Flash Bright could, at its sole discretion, approve or deny. The affiliate did not request the one-year extension and such share purchase right has expired.

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

B. RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2016.

Transactions with Certain Affiliates and Shareholders

Transactions with RisenSky Solar and its subsidiaries

We provided EPC and O&M services with an aggregate revenue of US$0.3 million in 2016 to RisenSky Solar S.a.r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar.

Transactions with Sky Solar (Hong Kong) International Co., Ltd.

We paid interest expenses to Sky Solar (Hong Kong) International Co., Ltd., or Sky Solar (Hong Kong), a company wholly owned by Mr. Su, in aggregate amounts of US$0.3 million in 2016, for their cash pledged on our behalf to secure certain bank facilities.

As of December 31, 2016, we had non-trade related amounts due to Sky Solar (Hong Kong) of US$2.2 million. These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar (Hong Kong). As of December 31, 2016, we had non-trade related amounts due from Sky Solar (Hong Kong) of US$1.4 million. These non-trade related amounts consisted of unsecured and interest-free loans payable to us.

Transactions with Sky Solar Holdings Co., Ltd.

In September 2015, we entered into several assignment agreements with multiple parties, including Sky Solar Holdings Co., Ltd., our former shareholder, two other related parties, namely Qinghai Jinguoxing New Energy Investment Technology Limited (“Qinghai Jinguoxing”) and Sky Solar New Energy Investment Limited (“Sky Solar New Energy”), and two third parties to settle our payables to these third parties in the amount of approximately US$1.2 million. As a result of these assignments, our amounts due from Sky Solar Holdings Co, Ltd. increased by US$1.6 million, and our amount due to the other related parties amounting to US$2.8 million.

As of December 31, 2016, we had amounts due from Sky Solar Holdings Co., Ltd. of US$1.4 million, consisting of unsecured and interest-free loans payable to Sky Solar Holdings Co., Ltd. by us.

Transactions with Weili Su

In October, 2015, we entered into an agreement with Mr. Su, our founder and CEO, to sell and transfer all the shares in our wholly-owned subsidiary Sky Solar Investment Limited. As of December 31, 2016, Sky Solar Investment Limited was controlled by Mr. Su.

As of December 31, 2016, we had non-trade related amounts due to Mr. Weili Su of US$2.2 million. These non-trade related amounts consisted of a compensation due to Mr. Weili Su in connection with our disposal of a subsidiary, Sky Solar Investment Limited, with net liabilities to Mr. Weili Su.

Transactions with OKY Solar Holdings and its subsidiaries

We sold certain permits in the amount of US$0.5 million to Oky Solar Holdings and its subsidiaries in 2016.

Loans from and to Affiliates

The following table includes loans from our affiliates in 2016 and up to March 31, 2017. These loans are for our corporate and working capital purposes:

	Largest amount outstanding during 2016 and up to March 31, 2017	Outstanding balance as of March 31, 2017
	(US$ in thousands)	(US$ in thousands)
Sky Solar (Hong Kong) International Co., Ltd.	2,181	2,181
China New Era	176	176
Sky Solar New Energy	2,825	2,825
Beijing Sky Solar Investment Management Co., Ltd.(2)	109	109

*                                         These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum.

(1)                                 The entity was 70% owned by Mr. Su as at December 31, 2014, 2015 and 2016

(2)                                 The entity was controlled by Mr. Su as at December 31, 2014, 2015 and 2016.

The following table includes loans to our affiliates in 2016 and up to March 31, 2017. These loans are for the general corporate and working capital purposes of these affiliates:

	Largest amount outstanding during 2016 and up to March 31, 2017	Outstanding balance as of March 31, 2017
	(US$ in thousands)	(US$ in thousands)
SWL Flash Bright Limited(1)	67	67
Sky Solar (Hong Kong) International Co., Ltd. (2)	1,339	1,339
Sky Solar New Energy(3)	1,480	1,480
Tany International (Baoding) Solar Electric Co., Ltd.(4)	816	816
Sky Solar Holdings Co., Ltd. (5)	1,430	1,430
China New Era(6)	4,526	4,526
RisenSky Solar and its subsidiaries(7)	4,842	4,842
Sky Global Solar S.A.(8)	2	2
Oky Solar Holdings(9)	3,283	3,283
Sky Solar (Canada) FIT 1 Limited Partnership(10)	203	203

*                                         These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum.

(1)                                 SWL Flash Bright Limited was a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2015 and 2016.

(2)                                 The entity is 100% owned by Mr. Su as at December 31, 2015 and 2016.

(3)                                 The entity was controlled by Mr. Su as at December 31, 2015 and 2016.

(4)                                 The entity was controlled by Mr. Su as at December 31, 2015 and 2016.

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

Included in the balance amount due from China New Era as of December 31, 2016, an allowance for doubtful debt of US$2.2 million is provided for receivables for which they have defaulted on payment obligation.

(7)                                 In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). The Company is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as our associate.

(8)                                 Mr. Su held 40% equity interests in Sky Global Solar S.A. as at December 31, 2014, 2015 and 2016. Mr. Su hassignificant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

(9)                                 Sky Solar Japan held 30% of the shares in Oky Solar Holdings while the remaining 70% were held by Orix K.K. as of December 31, 2015 and 2016.

(10)                          Sky Solar (Canada) FIT 1 Limited Partnership is controlled by 1088526 B. C. Ltd.

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

ITEM 9. THE OFFER AND LISTING

A.                                    Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the NASDAQ Capital Market for the periods indicated.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual Highs and Lows
2014 (from November 13, 2014)	14.00	6.00
2015	12.95	4.29
2016	7.2	1.12
Quarterly Highs and Lows
First Quarter 2015	12.95	9.00
Second Quarter 2015	12.00	6.50
Third Quarter 2015	9.46	4.29
Fourth Quarter 2015	8.38	4.68
First Quarter 2016	7.2	2.04
Second Quarter 2016	6.52	2.4388
Third Quarter 2016	5.4	2.42
Fourth Quarter 2016	3.14	2
First Quarter 2017	3.62	1.5
Monthly Highs and Lows
November 2016	2.65	2.09
December 2016	2.54	2.00
January 2017	2.2983	1.5
February 2017	3.62	1.7101
March 2017	2.249	1.835
April 2017	2.17	1.91
May 2017 (until May 12, 2017)	2.07	1.923

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

United States Federal Income Taxation

The following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares. This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. For purposes of this discussion you are a “U.S. Holder” if you are a beneficial owner of an ADS or ordinary share that is:

•                                          an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•                                          a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address all U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•                                          a dealer in securities or currencies;

•                                          a financial institution or a member of a financial services group;

•                                          a regulated investment company;

•                                          a real estate investment trust;

•                                          an insurance company;

•                                          a tax-exempt organization;

•                                          an entity treated as a partnership for U.S. federal income tax purposes, or a partner therein;

•                                          a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                                          a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                                          a U.S. expatriate or former U.S. citizen or long-term resident;

•                                          a person who actually or constructively owns 10% or more of our voting stock; or

•                                          a person whose “functional currency” is not the U.S. dollar.

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

Dividends received from a qualified foreign corporation are generally treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market, as our ADSs (but not our ordinary shares) are expected to be. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares may not be treated as qualified dividends. In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. As discussed below in “—Passive Foreign Investment Company,” there is a significant risk that we will become a PFIC during the current taxable year. Qualified dividends received by non-corporate U.S. investors are taxed at the rates applicable to long-term capital gains, which are currently lower than the rates applicable to ordinary income. You should consult your own tax advisors regarding the application of these rules given your particular circumstances. There can be no assurance that we will be a qualified foreign corporation at the time any future dividend is paid.

Dividends will constitute non-U.S. source income for U.S. foreign tax credit purposes and generally will be “passive category” income. In the event we are required to withhold PRC income tax on dividends paid to you with respect to our ADSs or ordinary shares under the EIT Law and its Implementing Rules (as described under “Risk Factors—Risks Related to Our Business and Industry” above), you may, subject to certain limitations, be eligible to claim a U.S. foreign tax credit or a deduction for the PRC tax withheld. The rules governing the U.S. foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the U.S. foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition

Subject to the discussion under “Passive Foreign Investment Company” below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Your tax basis in the ADS or ordinary shares will generally be the cost of such ADSs or ordinary shares. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are long-term capital gains, which are currently taxed at rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In particular, if you are a non-corporate U.S. Holder, the excess of your capital losses over your capital gains in any year may generally only be used to offset the first US$3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations. If you are a corporate U.S. Holder, you may use capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described under “Risk Factors—Risks Related to Our Business and Industry” above, gains recognized on the sale, exchange or other disposition of our ADSs or ordinary shares may be subject to PRC withholding tax under the EIT Law and its Implementing Rules. If PRC tax were to be imposed on any gain recognized on the disposition of ADSs or ordinary shares by a U.S. Holder, such a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for U.S. foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of our ADSs or ordinary shares, including the availability of the U.S. foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2016. Based on the current and projected composition of our income and assets and the valuation of our assets, there is a significant risk that we will become a PFIC during the current taxable year. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. Because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

In general, we will be a PFIC for any taxable year in which:

•                                          at least 75% of our gross income is passive income, or

•                                          at least 50% of the value (based on an average of quarterly values) of our assets is attributable to assets that produce or are held for the production of passive income.

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

The factual determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•                                          the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                                          the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                                          the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file Internal Revenue Service, or IRS, Form 8621 (or any other form specified by the U.S. Department of the Treasury) on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held, and the statute of limitations for collections may be suspended if you do not file such form. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, or a lower-tier PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs, but not ordinary shares, provided the ADSs are listed on the NASDAQ Capital Market, which constitutes a qualified exchange. There can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, you will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make an effective mark-to-market election for our ADSs for the first year that we are a PFIC, you will include as ordinary income in each year that we are a PFIC the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. Consequently, gain (if any) attributable to the period before we became a PFIC would be taxed as ordinary income. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and generally as capital loss to the extent of any remaining loss. Any distribution that we make would generally be subject to the rules discussed above under “—Distributions,” except that the lower rate applicable to qualified dividend income would not apply. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, the consequences of not making a mark-to-market election for the first year we are a PFIC, and of making the election if we later cease to qualify as a PFIC, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC may in certain circumstances mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

Further, our classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ordinary shares or ADSs at death. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-198817), as amended. As allowed by the SEC, in Item 19 of this annual report on Form 20-F, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

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

The SEC also maintains a website at that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will post this annual report on our website. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

Sensitivity Analysis

We are mainly exposed to foreign currency risk from the fluctuations of U.S. dollar, which is our reporting currency against the Euro, Japanese Yen and CAD, which are the functional currencies of a majority of our operating subsidiaries. Our operations in Japan, Bulgaria, South Africa and Canada are transacted in their respective local currency. The following table details our sensitivity and the sensitivity of our subsidiaries to a 10% increase and decrease in the respective functional currency against the U.S. dollar. The sensitivity rate of 10% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in their respective functional currency. A positive number below indicates an increase in profit where the respective functional currencies strengthen 10% against the U.S. dollar. For a 10% weakening of their respective functional currencies against the U.S. dollar, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year Ended December 31,
	2015	2016
	US$ in thousands	US$ in thousands
EURO	(580)	502
CAD	(1,512)	130
JPY	(9,831)	(12,306)

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

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and floating rate borrowings at the end of the reporting period. The analysis is prepared assuming that those balances outstanding at the end of the reporting period were outstanding for the whole year. A 5% increase or decrease which represents the management’s assessment of the reasonably possible charge in interest rates is used.

If the interest rate on bank balances and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, the post-tax profit of the Company would increase/decrease by approximately US$24 thousand and US$22 thousand for the year ended December 31, 2015 and 2016 respectively.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the exposure at the end of each reporting period does not reflect the exposure at the end of each reporting period.

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

Our credit risk as at December 31, 2015 was concentrated on trade receivables from electricity companies in Japan, Canada and Europe, that amounted to approximately US$13.0 million and accounted for 89.0% of our total trade receivables. Our credit risk as at December 31, 2016 was concentrated on trade receivables from electricity companies in Japan, Europe and the US, that amounted to approximately US$8.3 million and accounted for 91.9% of our total trade receivables.

Our credit risk as at December 31, 2015 and 2016 on balances with related parties was concentrated on three and four related parties, respectively, which are engaged in solar industry in the PRC and overseas countries and amounted to approximately US$14.1 million and US$10.7 million, representing 79.2% and 73.2%, respectively, of our total balances from related parties.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2015
Trade and other payables	N/A	42,636	—	—	—	42,636	42,636
Amounts due to other related parties	N/A	7,606	—	—	—	7,606	7,606
Borrowings— variable rate	3.31%	823	883	948	10,764	13,418	12,329
Borrowings— fixed rate	3.80%	15,672	—	1,762	79,988	97,422	88,837
		66,737	883	2,710	90,752	161,082	151,408
At December 31, 2016
Trade and other payables	N/A	18,668	—	—	—	18,668	18,668
Amounts due to other related parties	N/A	7,512	—	—	—	7,512	7,512
Borrowings— variable rate	3.63%	843	1,133	1,133	10,200	13,309	11,162
Borrowings— fixed rate	4.13%	27,643	13,781	10,876	125,359	177,659	147,999
		54,666	14,914	12,009	135,559	217,148	185,341

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details our liquidity analysis for our financial liabilities at FVTPL, representing liabilities we recorded during the year ended December 31, 2015 and 2016 for arrangements with certain third parties as at December 31, 2015 and 2016. The table is presented based on the undiscounted projected cash outflows on such instruments that we expect to settle. The liquidity analysis for our financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1-2 years	2-3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2015
Other non-current liabilities	14.3	12,540	13,087	9,395	98,472	133,494	89,480
At December 31, 2016
Other non-current liabilities	13.8	14,698	14,818	15,251	204,264	249,031	133,553

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

You will also be responsible for paying certain charges including:

•                                          taxes (including applicable interest and penalties) and other governmental charges;

•                                          certain registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of Shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•                                          certain cable, telex and facsimile transmission and delivery expenses;

•                                          the expenses and charges incurred by the depositary in the conversion of foreign currency;

•                                          such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, deposited securities, ADSs and ADRs; and

•                                          the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. In 2016, we didn’t received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2014, 2015, and 2016.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.                    Material Modifications to the Rights of Security Holders.

None.

E.                                     Use of Proceeds.

Not applicable.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2016. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC. Factors that our management reviewed and analyzed are as follows:

•                                          board meetings on a periodical basis to review key performance data;

•                                          amount and pattern of communications between our senior management in our headquarters and our local teams, for example, boards of directors of our local operations include our CEO and CFO, which helps to ensure detail knowledge of our activities and issues;

•                                          the timeliness of the disclosures made by us since we became a public company;

•                                          the effectiveness of our disclosure policy, which encourages open and timely disclosure of material events, and the procedures established to implement that policy; and

•                                          our Code of Business Conduct and Ethics, which provides methods to report violations of our disclosure policies.

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

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified three material weaknesses related to, among other deficiencies, (i) insufficient accounting resources and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components and (iii) lack of an independent internal audit function to perform management self-assessment on internal controls. Because of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2016.

Remediation Actions and Plans

We have taken a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, we formed an audit committee, which consists of independent directors to oversee the operation of our finance department, and to approve all related party transactions and other significant transactions. We will further enhance our internal control team with additional personnel, to develop and oversee the execution of the internal policies in overseas entities.

In cooperation with our board’s audit committee, we plan to further take a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, to address the material weakness related to insufficient accounting resources and process necessary to comply with reporting and compliance requirements of IFRS and the SEC, we are in the progress of (i) putting additional personnel who have IFRS and SEC reporting and compliance knowledge and experience at both the Company level and the regional level; and (ii) establishing internal control function at the Company level which is responsible for the development and the compliance review of our internal policies. To address the material weakness related to the lack of sufficient written policies and proper procedures in relation certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, we will assign a dedicated internal control team to (i) develop and apply a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records; and (ii) review the internal control policies and procedures on a regular basis. To address the material weakness of lack of independent internal audit function, we will immediately recruit qualified personnel to lead the internal audit function.

As of December 31, 2016, we determined that the remediation of the above-mentioned material weaknesses and other control deficiencies was in progress. The ongoing implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Arthur (Lap Tat) Wang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on September 10, 2014, which applies to our directors, officers and employees. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to this annual report on Form 20-F, and a copy is available to any shareholder upon request. Our code of business conduct and ethics is publicly available on our website at http://media.corporate-ir.net/media_files/IROL/25/253697/Code_of_Business_Conduct_and_Ethics%20without%20certificate.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2015 and 2016.

	For the years ended December 31,
	2015	2016
	(US$ in thousands)
Audit Fees(1)	1,155	1,200
Audit—related Fees(2)	30	398
Tax Fees(3)	47	22
Total	1,232	1,620

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

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

	NASDAQ Listing Rules	Our Practice
Board of Directors	NASDAQ Listing Rules require issuers to have a board of directors that is majority independent.	We have a board of directors that is comprised of seven members, two of whom are independent directors.

Audit Committee	NASDAQ Listing Rules require issuers to have an audit committee that has at least three members, each of whom is an independent director.	We have an audit committee that consists of two directors, both of whom are independent directors.

Compensation Committee	NASDAQ Listing Rules require issuers to have a compensation committee that has at least two members, each of whom is an independent director.	We have a compensation committee that consists of one independent director and two executive directors.

Independent Director Oversight of Executive Officer Compensation

NASDAQ Listing Rules require issuers to have independent director involvement in the determination of executive compensation by having a compensation committee comprised solely of independent directors or by submitting such matters for approval or recommendation by a majority of the independent directors meeting in executive sessions.

Our compensation committee, which is comprised of one independent director and two executive directors, oversees executive officer compensation.

	NASDAQ Listing Rules	Our Practice
Independent Director Oversight of Director Nomination

NASDAQ Listing Rules require issuers to have independent director involvement in the selection and recommendation of director nominees, by having a nomination committee comprised solely of independent directors or by having director nominees selected or recommended by a majority of its independent directors meeting in executive sessions.

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

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Accounting Firm

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Chairman and Chief Executive Officer
Date: May 15, 2017

SKY SOLAR HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss and other comprehensive income or expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

May 15, 2017

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OR EXPENSE

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2014	2015	2016
Revenue	5
Related parties		1,788	4,450	788
Non-related parties		31,097	42,705	65,137
Total revenue		32,885	47,155	65,925
Cost of sales and services		(20,747)	(18,533)	(30,911)
Gross profit		12,138	28,622	35,014
Impairment loss on IPP solar parks	22	(1,549)	(1,835)	(2,151)
Provision on receivables	17, 18	(2,200)	(1,071)	—
Selling expenses		(1,160)	(1,171)	(882)
Administrative expenses		(63,770)	(22,556)	(29,744)
Other operating income	15	6,293	197	13,163
Reversal of provision for other taxes	12	—	6,025	—
(Loss) profit from operations		(50,248)	8,211	15,400
Investment income	7	405	349	498
Other gains and losses	8	(15,647)	(6,901)	(4,971)
Finance costs	9	(3,817)	(3,897)	(6,368)
Other expenses	10	(3,526)	—	—
(Loss) profit before taxation		(72,833)	(2,238)	4,559
Income tax (expense) credit	12	(910)	684	(1,277)
(Loss) profit for the year		(73,743)	(1,554)	3,282
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference		(11,114)	(10,310)	(57)
Share of other comprehensive income of associates		—	—	136
Fair value loss arising from cash flow hedges		—	(680)	(446)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary		—	—	1,126
Total comprehensive (expense) income for the year		(84,857)	(12,544)	4,041
(Loss) profit for the year attributable to owners of the Company		(73,844)	(1,397)	3,784
(Loss) profit for the year attributable to non-controlling interests		101	(157)	(502)
		(73,743)	(1,554)	3,282
Total comprehensive (expense) income attributable to:
Owners of the Company		(84,890)	(12,379)	4,242
Non-controlling interests		33	(165)	(201)
		(84,857)	(12,544)	4,041
(Loss) earnings per share—Basic	14	(0.21)	0.00	0.01
(Loss) earnings per share—Diluted	14	(0.21)	0.00	0.01

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		As of December 31,
	Notes	2015	2016
Current assets:
Cash and cash equivalents		26,272	12,518
Restricted cash		5,560	29,850
Amount due from Sky Solar Holdings Co., Ltd.	16	1,569	1,430
Amounts due from other related parties	17	13,225	6,233
Trade and other receivables	18	31,052	30,097
Inventories	19	3,295	39,034
Assets classified as held for sale	20	—	47,006
		80,973	166,168
Non-current assets:
Property, plant and equipment	21	799	823
Investment property	22	1,414	1,568
IPP solar parks	22	259,423	271,253
Intangible assets	23	147	122
Interests in associates	24	3,806	4,092
Amounts due from other related parties	17	2,984	8,125
Deferred tax assets	25	1,365	9,581
Other non-current assets	26	10,169	14,514
		280,107	310,078
Total assets		361,080	476,246
Current liabilities:
Trade and other payables	27	47,912	24,037
Amounts due to other related parties	28	7,606	7,512
Taxes payable		2,197	6,903
Borrowings	29	16,495	27,280
Liabilities directly associated with assets classified as held for sale	20	—	3,380
		74,210	69,112
Non-current liabilities:
Borrowings	29	84,671	131,881
Other non-current liabilities	30	89,480	141,001
Deferred tax liabilities	25	—	330
		174,151	273,212
Total liabilities		248,361	342,324
Total assets less total liabilities		112,719	133,922
Equity:
Share capital	31	5	8
Reserves		112,846	128,076
Equity attributable to owners of the Company		112,851	128,084
Non-controlling interests		(132)	5,838
Total equity		112,719	133,922
Total liabilities and equity		361,080	476,246

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for per share information or as otherwise noted)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Cash flow Hedge reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
			(Note a)	(Note 29 a)			(Note b)

At January 1, 2014	—	40,722	(279)	—	(73,573)	130,840	394	98,104	—	98,104
(Loss) profit for the year	—	—	—	—	(73,844)	—	—	(73,844)	101	(73,743)
Other comprehensive (expense) for the year	—	—	(11,046)	—	—	—	—	(11,046)	(68)	(11,114)
Total comprehensive (expense) income for the year	—	—	(11,046)	—	(73,844)	—	—	(84,890)	33	(84,857)
Share-based compensation	—	1,032	—	—	—	42,909	—	43,941	—	43,941
Contribution of amounts due to Sky Power Group Ltd.	—	—	—	—	—	14,554	—	14,554	—	14,554
Shareholder’s contribution (Note c)	—	—	—	—	—	1,381	—	1,381	—	1,381
Net Initial Public Offering (“IPO”) proceeds (Note d)	5	—	—	—	—	44,021	—	44,026	—	44,026
Deemed contribution ( Note 30)	—	—	—	—	—	6,600	—	6,600	—	6,600
At December 31, 2014	5	41,754	(11,325)	—	(147,417)	240,305	394	123,716	33	123,749
Loss for the year	—	—	—		(1,397)	—	—	(1,397)	(157)	(1,554)
Other comprehensive expense for the year	—	—	(10,302)	(680)	—	—	—	(10,982)	(8)	(10,990)
Total comprehensive expense for the year	—	—	(10,302)	(680)	(1,397)	—	—	(12,379)	(165)	(12,544)
Transfer to legal reserve	—	—	—	—	(133)	—	133	—	—	—
Reversal of IPO expense (Note e)	—	—	—	—	—	125	—	125	—	125
Share-based compensation	—	1,389	—	—	—	—	—	1,389	—	1,389
At December 31, 2015	5	43,143	(21,627)	(680)	(148,947)	240,430	527	112,851	(132)	112,719
Profit (loss) for the year	—	—	—	—	3,784	—	—	3,784	(502)	3,282
Currency translation difference	—	—	(358)	—	—	—	—	(358)	301	(57)
Share of other comprehensive income of associates	—	—	136	—	—	—	—	136	—	136
Fair value loss arising from cash flow hedges	—	—		(446)	—	—	—	(446)	—	(446)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary (Note 29 a)	—	—	—	1,126	—	—	—	1,126	—	1,126
Total comprehensive (expense) income for the year	—	—	(222)	680	3,784	—	—	4,242	(201)	4,041
Share-based compensation	—	997	—	—	—	—	—	997	—	997
Transfer to legal reserve	—	—	—	—	(240)	—	240	—	—	—
Non-controlling interest addition (Note f)	—	—	—	—	—	—	—	—	6,171	6,171
Ordinary shares consideration for business combination (Note g)	3	—	—	—	—	10,144	—	10,147	—	10,147
Issuance cost (Note h)	—	—	—	—	—	(153)	—	(153)	—	(153)
At December 31, 2016	8	44,140	(21,849)	—	(145,403)	250,421	767	128,084	5,838	133,922

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

(b)            As stipulated by the relevant laws and regulations for foreign investment enterprises in the Czech Republic (“Czech”) and the Kingdom of Spain (“Spain”), companies established in Czech and Spain are required to maintain a legal reserve fund which is non-distributable. Appropriations to such reserve is made out of profit after taxation of the statutory financial statements of these companies at rate of 10% until up to 20% of the equity share of the companies. The legal reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital.

(c)             On December 31, 2013, the Group has a receivable due from a third party amounting to approximately US$9.6 million (equivalent to European dollar (‘‘EURO’’) 7 million), which was initially paid on November 2012 to secure an energy project investment opportunity. The Group recognized an impairment loss of approximately US$1. 4 million (Note 20) as at December 31, 2013. On June 1, 2014, the Group assigned the creditor’s rights of EURO7 million principal and the corresponding interest to Sky Solar (Hong Kong) International Co., Ltd., an entity which is 100% owned and controlled by Mr. Su Weili (‘‘Mr. Su’’ or the ‘‘Founder’’), the chairman and chief executive of the Group, for a consideration of EURO7 million (equivalent to US$9.6 million). The receivable due from Sky Solar (Hong Kong) International Co., Ltd. resulted from this assignment was then settled against the Group’s payables due to Sky Solar (Hong Kong) International Co., Ltd. The excess of the consideration upon assignment over the net book value of the receivable as at June 1, 2014 was considered to be a contribution granted by Mr. Su and accounted for as a shareholder’s contribution.

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

(f)              During the year ended December 31, 2016, the Group has non-controlling interest addition amounting to US$1.4 million upon acquisition of 23 solar parks in USA. During the year ended December 31, 2016, Renewable Capital Investment II (“RCI 2”) entered into equity conversion agreements with its EPC supplier to convert account payable for EPC service amounting to US$4.8 million into the equity of the 5 Uruguay project companies of RCI 2.

(g)              On July 15, 2016, the Group completed acquisition of 23 solar parks with 22MW capacity in USA (Note 33). As part of the consideration, 29,519,844 ordinary shares were validly issued with par value of 0.0001 per share. As of the acquisition date, the closing stock price was US$2.75/ADS or US$0.34375 per share, which made the value of total issued shares US$10.1 million.

(h)              During the year ended December 31, 2016, the Group incurred US$153 thousand cost directly related to issuance of restricted shares and recorded it in additional paid in capital.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2014	2015	2016
Operating activities
(Loss) profit before taxation		(72,833)	(2,238)	4,559
Adjustments for:
Interest income		(405)	(200)	(325)
Finance costs		3,817	3,897	6,368
Depreciation of property, plant and equipment		531	281	271
Depreciation of IPP solar parks		6,177	9,229	14,208
Amortization of intangible assets		214	102	71
Warranty reversal	27	(290)	(334)	(451)
Share-based compensation		43,941	1,389	997
Fair value changes on other non-current liability	30	1,366	5,686	2,957
Loss on disposal of property, plant and equipment		—	64	15
Loss on disposal of intangible assets		17	6	1
Impairment loss on IPP solar parks		1,549	1,835	2,151
Provision on receivables		2,200	1,071	—
Expense relating to call option issued by the founder of the Company		6,600	—	—
Share of profit of associates		—	(149)	(173)
Gain on disposal of IPP solar parks	15	(4,850)	—	(1,248)
Gain on disposal of a subsidiary	15, 34	—	—	(11,768)
Reversal of provision for other taxes	12	—	(6,025)	—
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	29, 30	—	585	641
Unrealized gain from sales to associates	24	574	2,040	242
Operating cash flows before movements in working capital		(11,392)	17,239	18,516
Increase in inventories		—	(1,726)	(32,739)
(Increase)/ decrease in trade and other receivables		39,495	(11,790)	(5,962)
(Increase)/ decrease in amounts due from other related parties		12,298	(2,902)	2,145
Decrease in amount due from customers for contract work		1,333	—	—
Increase/ (decrease) in trade and other payables		2,896	5,591	(18,249)
Decrease in amounts due to other related parties		(18)	(22)	—
Decrease in amounts due to customers for contract work		(40)	(1,194)	—
Cash generated from/ (used in) operations		44,572	5,196	(36,289)
Income taxes paid		(5,734)	(1,403)	(6,265)
Net cash generated from/ (used in) operating activities		38,838	3,793	(42,554)

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2014	2015	2016

Investing activities
Withdrawal of restricted cash		2,275	5,438	5,560
Placement of restricted cash		(5,438)	(5,560)	(29,850)
Collection of advances to other related parties		2,751	1,043	—
Advances to other related parties		(2,137)	(30)	—
Interest income received		404	200	325
Purchases of property, plant and equipment		(1,182)	(327)	(349)
Purchases of intangible assets		(22)	(241)	(40)
Payments for IPP solar parks		(66,535)	(100,823)	(43,581)
Proceeds from disposal of property, plant and equipment		5,584	56	—
Proceeds from disposal of intangible assets		164	180	—
Proceeds from disposal of IPP solar parks		—	—	4,839
Collection of advance to Sky Solar Holdings Co., Ltd		13,267	—	—
Investment in associates	24	(579)	(5,692)	—
Return of investment in associates	24	—	—	1,554
Dividends received from associates		—	—	415
Disposal of subsidiaries	34	—	(4,831)	4,118
Acquisition of subsidiaries	33	—	—	(1,113)
Net cash used in investing activities		(51,448)	(110,587)	(58,122)
Financing activities
Proceeds from bank borrowings		49,880	47,126	11,403
Repayment of bank borrowings		(60,222)	(40,751)	(4,371)
Proceeds from other borrowings		5,178	46,949	51,833
Repayment of other borrowings		(1,630)	(5,470)	(6,372)
Contribution from Sky Power Group Ltd.		5,055	—	—
Proceeds from IPO		46,107	—	—
Issuance cost of IPO/restricted shares		(2,081)	—	(153)
Advance from Sky Solar Holdings Co., Ltd.		40	—	—
Refund of IPO expense		—	125	—
Advances from other related parties		—	480	—
Repayment of advances from other related parties		(12,190)	(218)	—
Changes of financial liabilities	30	45,405	36,720	44,000
Interest paid		(3,817)	(3,897)	(6,368)
Net cash generated from financing activities		71,725	81,064	89,972
Net (decrease)/ increase in cash and cash equivalents		59,115	(25,730)	(10,704)
Cash and cash equivalents at beginning of the year		9,742	52,993	26,272
Effects of exchange rate changes on the balance of cash held in foreign currencies		(15,864)	(991)	867
Cash and cash equivalents at end of the year		52,993	26,272	16,435
Analysis of the balances of cash and cash equivalents
Bank balances and cash		52,993	26,272	12,518
Bank balances and cash included in assets classified as held for sale		—	—	3,917
		52,993	26,272	16,435

Supplemental information of non-cash transactions:

Details of other non-cash transactions regarding the disposal of subsidiaries and classification of held for sale assets and liabilities are set out in notes 33, 34 and 20, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 16 and Note 17. Unsettled trade and other payables for acquisitions of property, plant and equipment and IPP solar parks are USD27.8 million, USD26.1 million and USD 12.6 million as of December 31, 2014, 2015 and 2016, respectively.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except for earnings (loss) per share or otherwise noted)

1.              CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

SKY SOLAR HOLDINGS, LTD. (the “Company”) was incorporated on August 19, 2013 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. Concurrent with the establishment of the Company, the Company became the holding company of Sky Solar Power Ltd., which is a limited liability entity incorporated in the British Virgin Islands (“BVI”) and its subsidiaries (together with the Company hereinafter collectively referred to as the “Group”). Sky Solar Holdings Co., Ltd. (“Sky Solar Holdings”) which is controlled by Mr. Su Weili, was the holding company of Sky Solar Power Ltd. immediately before the establishment of the Company. The immediate holding company of the Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. The ultimate holding company is Flash Bright Power Ltd., which is a private limited entity established in the BVI and is controlled by Mr. Su. Accordingly, the assets and liabilities of the Group are the same immediately before and after the reorganization. This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through a one-to-one share swap, has been accounted for as a reorganization of entities under common control. The assets and liabilities of the Group are the same immediately before and after the legal reorganization and the financial statements of the Company have been presented as if the legal reorganization was consummated on the first date of the periods presented. The Company completed its IPO on the NASDAQ on November 13, 2014, with Capital Market symbol of “SKYS”.

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

2.              APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1       Amendments to IFRSs that are mandatorily effective for current year

In the current year, the Group has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2016. The application of these amendments has had no impact on the disclosures or amounts recognised in the Group’s consolidated financial statements.

2.2       New and Amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)
IFRS 15	Revenue from Contracts with Customers and the related amendments(2)
IFRS 16	Leases (3)
IFRIC 22	Foreign Currency Transactions and Advance Consideration (2)
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions(2)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts(2)
Amendment to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)
Amendments to IAS 7	Disclosure Initiative (1)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses (1)
Amendments to IAS 40	Transfers of Investment Property (2)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle (5)

(1) Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

(2) Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(3) Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(4) Effective for annual periods beginning on or after a date to be determined.

(5) Effective for annual periods beginning on or after January 1, 2017 or January 1, 2018, as appropriate.

The Group has not early adopted these new amendments to standards in the preparation of the consolidated financial statements. The management of the Group anticipates that the application of these new and revised standards, amendments to standards will have no material impact on the results and the financial position of the Group, except for potentially IFRS 9 and IFRS 16.

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

Key requirements of IFRS 9 are:

•                  all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss;

•                  with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss;

•                  in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised; and

•                  the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors of the Company anticipate that the application of IFRS 9 in the future may have impact on the classification and disclosure of financial assets and liabilities in the Group’s consolidated financial statements. The new model requires the recognition of provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. While the Group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, management expects it might result in an earlier recognition of credit losses. The changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability are presented in other comprehensive income unless the presentation of the effect of the change in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risks are not subsequently reclassified to profit or loss.

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

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In 2016, the IASB issued Clarification to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

The directors of the Company have assessed the impact of IFRS 15 on the Group’s consolidated financial statements and it is not expected to have a material impact on the Group’s consolidated financial statements but may require additional disclosures.

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

The directors of the Company anticipate that the application of IFRS 16 in the future may have impact on lease accounting made in the Group’s consolidated financial statements. The Group is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. As of December 31, 2016, the Group had commitments of USD 98.8 million for future minimum lease payments under non-cancellable operating leases (Note 37) and the directors of the Company anticipate that the application of IFRS 16 in the future may have material impact on the consolidated financial statement of the Group. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until the Group performs a detailed review.

3.              SIGNIFICANT ACCOUNTING POLICIES

3.1       Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

3.2       Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•                  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3 inputs are unobservable inputs for the asset or liability.

These policies have been consistently applied throughout the periods presented.

3.3       Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•                  has power over the investee;

•                  is exposed, or has rights, to variable returns from its involvement with the investee; and

•                  has the ability to use its power to affect its returns.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                  the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                  potential voting rights held by the Company, other vote holders or other parties;

•                  rights arising from other contractual arrangements; and

•                  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•                  deferred tax assets or liabilities, and asset or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS12 Income Taxes and IAS 19 Employee Benefits respectively;

•                  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see note 3.17.2); and

•                  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

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

Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

•                  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to the Group; and

•                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position as a liability under advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statement of financial position under trade and other receivables.

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

3.9       Assets classified as held for sale

Assets and disposal groups are classified as held for sale if their carrying amount will be recovered   principally through a sale transaction rather than through continuing use.  This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Group discontinues the use of the equity method at the time of disposal when the disposal results in the Group losing significant influence over the associate or joint venture.

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method (see the accounting policy regarding investments in associates or joint ventures above).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

3.10 IPP solar parks

IPP solar parks are stated in the consolidated statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Costs include expenditures for solar modules, permits and other direct costs capitalized in the course of construction. Such costs are capitalized starting from the point in time it is determined that development of the IPP solar project is probable.

Permits and related costs capitalized during the course of obtaining permits and solar parks under development are stated in the consolidated statement of financial position at cost less subsequent accumulated impairment losses, if any.

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

IPP solar parks are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the solar parks and is recognized in other operating income and loss.

At the end of each reporting period, the Group performs impairment review on IPP solar parks when impairment indicators arise in different regions, if any.

3.11                        Property, plant and equipment

Property, plant and equipment are stated in the consolidated statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

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

3.12 Intangible assets

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

3.13 Investment property

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

3.14 Leasing

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

3.15 Foreign currencies

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

3.16 Borrowing costs

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

3.17 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

3.17.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘(loss) profit before taxation’ as reported in the consolidated statement of profit or loss and other comprehensive income (expense) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

3.17.2 Deferred tax

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

3.17.3 Current and deferred tax for the year

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

3.18 Impairment of tangible and intangible assets other than goodwill

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

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

Restricted cash represents bank deposits pledged for borrowings and its related interest due within one year, bank deposits with predetermined usage under certain agreement and others are not available for general use.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

3.20.3 Impairment of financial assets

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

For all other financial assets, objective evidence of impairment could include:

•                  significant financial difficulty of the issuer or counterparty;

•                  breach of contract, such as a default or delinquency in interest or principal payments;

•                  it becomes probable that the borrower will enter bankruptcy or financial re-organization; or

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

3.21 Hedge accounting

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

3.22 Financial liabilities and equity instruments

3.22.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.22.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

3.22.3 Financial liabilities at fair value through profit or loss (“FVTPL”)

Financial liabilities are classified as at FVTPL when the financial liabilities are either held for trading or those designated as at FVTPL on initial recognition.

A financial liability is classified as held for trading if:

•                  it has been acquired principally for the purpose of selling it in the near term; or

•                  on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•                  it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•                  such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•                  the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•                  it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss is included in the ‘other gains and losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

3.22.4 Financial liabilities of amortized cost

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

3.22.5 Derecognition

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

3.23 Share-based compensation

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

3.24 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.24.1 Warranties

Provisions for the expected cost of warranty obligations under local sale of goods legislation are recognised at the date of sale of the relevant products, at the directors’ best estimate of the expenditure required to settle the Group’s obligation.

4.              KEY SOURCES OF ESTIMATES AND JUDGEMENTS

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

A.            KEY SOURCES OF ESTIMATION UNCERTAINTY

(a)                                                                                 Impairment of trade and other receivables, amounts due from other related parties and amounts due from Sky Solar Holdings.

When there is an objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). In the event the expected actual future cash flows are less than the amount owed, a material impairment loss may arise. The carrying amounts of the Group’s trade and other receivables as at December 31, 2015 and December 31, 2016 are approximately USD31,052 thousand and USD30,097 thousand and net of allowance of doubtful debts of USD1,366 thousand and USD1,329 thousand, respectively. The carrying amounts of the Group’s amounts due from other related parties as at December 31, 2015 and December 31, 2016 were USD16,209 thousand and USD14,358 thousand and net of allowance of doubtful debts of USD2,200 thousand and USD2,200 thousand, respectively. The carrying amounts of the Group’s amounts due from Sky Solar Holdings as at December 31, 2015 and December 31, 2016 were USD1,569 thousand and USD1,430 thousand, respectively.

(b)                                                                                 Impairment losses in relation to IPP solar parks

IPP solar parks are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. When there is an objective evidence of impairment loss, such as changes of technological advancement, changes of regulatory policies for solar industry, damages of solar park due to natural disaster or economic performance of the IPP solar parks is, or will be, worse than expected, for example, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

The carrying amounts of the Group’s IPP solar parks as at December 31, 2015 and 2016, net of impairment losses, are approximately USD259,423 thousand and USD271,253 thousand, respectively. The Group recognized impairment losses in relation of IPP solar parks during the year ended December 31, 2014, December 31, 2015 and December 31, 2016 was USD1,549 thousand, USD1,835 thousand and USD2,151 thousand, respectively, which was triggered by the deterioration of the financial condition of our customer due to a change of law which reduced the feed-in-tariff policy in effect by 30% in the regions where the solar parks are located and change of commercial and technical assessment of solar parks, and the general adverse and unstable economic and political environment, respectively.

(c)                                                                                  Fair value measurements and valuation process

Some of the Group’s liabilities are measured at fair value for financial reporting purposes. The Group’s finance department, which is headed by the Chief Financial Officer (“CFO”), is responsible for determination of appropriate valuation techniques and inputs for fair value measures.

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

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 35 provides detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various liabilities.

(d)                           Asset retirement obligations

Asset retirement obligations are recognized in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, asset retirement obligations are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The Group made the provision for asset retirement obligation based on its best estimate of future cash flow. When the future costs are higher or lower than expected and where events or changes in circumstances indicate that the amount of asset retirement obligation provision may not be adequate or may be excessive, such difference will impact the carrying values and provision expenses in the years in which such estimate has been changed.

B.            CRITICAL ACCOUNTING JUDGEMENTS

(a)                                                                                 Significant influence over 1088526 B.C. Ltd. (“1088526”)

1088526 B.C. Ltd. is considered as an associate of the Group although the Group owns 75% equity interest in 1088526 and contractual right to appoint two out of four directors to the board of directors of 1088526. The Group only has significant influence over 1088526 is explained by the facts that (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. (Note 24).

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.              REVENUE

The Group’s revenue streams are mainly composed of pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group’s revenue:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Related parties:
—EPC services solar energy system sales
Sales of permits	1,518	4,119	525
—Other sales
-O&M services	262	331	263
-Sales of solar modules	8	—	—
	270	331	263
Subtotal	1,788	4,450	788
Non-related parties
—Electricity sales income	22,205	35,479	53,658
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits	502	434	—
Provision of construction services	4,919	827	4,954
- BT	—	4,012	4,232
	5,421	5,273	9,186
—Other sales
-O&M services	3,310	1,835	2,290
-Sales of solar modules	161	118	3
	3,471	1,953	2,293
Subtotal	31,097	42,705	65,137
Total	32,885	47,155	65,925

6.              SEGMENT INFORMATION

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

Geographical information

The Group’s operations are located in the respective countries of domicile of the Group’s subsidiaries. The operations of the Group include the Republic of Bulgaria (“Bulgaria”), the Federal Republic of Germany (“Germany”), the Hellenic Republic (“Greece”), Czech, Japan, Spain, Uruguay, Canada and USA during the periods presented.

Information about the Group’s revenue is presented based on the location of the operations. Information about the Group’s non-current assets is presented based on the geographical location of the assets.

	Revenue for the year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	894	881	871
Canada	5,130	8,327	8,724
Czech	3,600	3,284	3,197
Germany	516	249	27
Greece	12,262	8,849	8,748
Japan	10,056	24,728	37,757
Spain	427	405	379
USA	—	31	3,797
Uruguay	—	401	2,425
	32,885	47,155	65,925

	Non-current assets At December 31,
	2015	2016
	Thousand USD	Thousand USD
Bulgaria	72	65
Canada	22,259	1,037
Chile	381	122
Czech	16,673	15,409
Greece	34,595	17
Japan	175,183	217,432
PRC	2,332	2,161
Spain	3,523	2,998
USA	—	42,904
Uruguay	20,508	10,227
Other countries	232	—
	275,758	292,372

Non-current assets excluded deferred tax assets and amounts due from other related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2014		2015		2016
	Thousand USD		Thousand USD		Thousand USD
Customer A		*	6,951		10,861
Customer B	3,586		7,420		10,504
Customer C		*		*	8,164
Customer D	10,240		7,834		7,103

*                 The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective periods.

7.              INVESTMENT INCOME

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Interest income	136	144	83
Interest income from amounts due from related parties	269	56	242
Share of profit of associates	—	149	173
	405	349	498

8.              OTHER GAINS AND LOSSES

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Change of financial liabilities with fair value through profit and loss (Note 30)	(1,366)	(5,686)	(2,957)
Charge for call option issued by the founder of the Company	(6,600)	—	—
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as at FVTPL (Note 29, 30)	—	(585)	(641)
Transaction cost related to FVTPL liabilities (Note a)	—	—	(4,041)
Net foreign exchange (losses) gains	(7,443)	400	1,145
Others, net	(238)	(1,030)	1,523
	(15,647)	(6,901)	(4,971)

(a)         The transaction cost represents the professional fee directly attributable to the issue of the financial liability to Hudson.

9.              FINANCE COSTS

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Interest on:
Bank borrowings	(3,075)	(2,780)	(2,611)
Other borrowings	(742)	(1,117)	(3,757)
	(3,817)	(3,897)	(6,368)

10.       OTHER EXPENSES

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Legal and professional fees	(3,526)	—	—

The amount mainly represented legal and professional expenses incurred for the preparation of the listing (the “IPO”) of the Company’s shares which was completed in year 2014, therefore, there were no such expenses incurred in the year ended December 31, 2015 and 2016.

11.       STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

(Loss) profit before taxation has been arrived at after charging:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Depreciation of property, plant and equipment	531	281	271
Amortization of intangible assets	214	102	71
Depreciation of solar parks	6,177	9,229	14,208
Auditor’s remuneration	2,138	1,155	1,200

Directors’ emoluments:
Salaries and other benefits (a)	345	592	392
Retirement benefits scheme contributions	16	32	27
Share-based compensation	42,918	104	46
	43,279	728	465
Others staff:
Other staff costs	5,697	7,337	8,090
Retirement benefits scheme contributions	885	704	1,046
Share-based compensation	1,023	1,285	951
	7,605	9,326	10,087
Total staff costs	50,884	10,054	10,552

(a)   In October 2016, the Group sold two subsidiaries with no substantial business or projects under development to a managing director upon his resignation and recognized expense of USD30 thousand from disposal of subsidiaries. Contemporaneous with the resignation, the Group also entered into permit development agreement with the individual, to seek assistance, on a best efforts basis, in obtaining 140MW of permits. The related service fee of USD4.2 million paid up front, was recorded in administrative expenses, and a remaining contingent fee of approximately USD 1.66 million, denominated in JPY, will be paid if and when the additional 140MW of permits are secured for the Group. Further, on November 21, 2016, the individual transferred 2.6 million ordinary shares of the Group to Flash Bright Power Ltd., a BVI company owned by Mr. Weili Su, the major shareholder and CEO of the Group, with a fair value on the date of transfer of  USD800 thousand, for no consideration.

12.       INCOME TAX (EXPENSE) CREDIT

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Current tax	(1,546)	(2,372)	(10,976)
Overprovision in prior years	—	4,258	—
	(1,546)	1,886	(10,976)
Deferred tax	636	(1,202)	9,699
	(910)	684	(1,277)

Income tax of Bulgaria, Germany, Hong Kong, and Canada is calculated at 10%, 15%, 16.5%, and 26.5%, respectively, of the estimated assessable profit of respective Group’s subsidiaries for the three years ended December 31, 2016. Income tax rate in Japan is 38%, 33% and 30% for the three years ended December 31, 2016, respectively. Income tax rate in Greece is 26%, 26%, and 29% for the three years ended December 31, 2016, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

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

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit before taxation	(72,833)	(2,237)	4,559
Tax at the domestic income tax rate (2014: 26%, 2015: 26%, 2016: 29%)	(18,937)	(581)	1,322
Tax effect of income not taxable for tax purpose	—	(2,711)	(1,802)
Tax effect of expenses not deductible	3,634	1,466	716
Overprovision in prior years	—	(4,258)	—
Tax effect of tax losses not recognized	13,866	969	5,321
Recognition of deferred tax assets previously not recognized	—	—	(3,646)
Utilization of tax losses previously not recognized	(138)	—	(2,463)
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,485	4,431	1,829
Income tax expense (benefit)	910	(684)	1,277
Effective income tax rate	(1)%	31%	28%

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Group was most significant during the year presented; which is the income tax rate in Greece during the three years ended December 31, 2016.

13.       DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

14.       (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit
(loss) profit for the purpose of basic and diluted (loss) earnings per share	(73,844)	(1,397)	3,784

	Year ended December 31,
	2014	2015	2016

Number of shares
Weighted average number of ordinary share outstanding- basic and diluted	343,220,341	387,517,503	401,602,159

Basic net (loss) earnings per share	(0.21)	0.00	0.01
Diluted net (loss) earnings per share	(0.21)	0.00	0.01

For the year ended December 31, 2014 and 2015, diluted loss per share are the same as basic loss per share as the Company did not have any equity instruments that have dilutive effect on loss per share during the periods presented.

For the year ended December 31, 2016, diluted net income per share does not include the 330,000 share options, of which the exercise price is higher than the average market price, as their inclusion would be anti-dilutive.

For the year ended December 31, 2016, diluted net income per share does not include the 330,000 share options, of which the exercise price is higher than the average market price, or 1,430,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2016, as their inclusion would be anti-dilutive.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share.

	Year ended December 31,
	2014	2015	2016
Options	330,000	330,000	330,000
Non-vested restricted shares	1,350,000	1,900,000	950,000
	1,680,000	2,230,000	1,280,000

15.       OTHER OPERATING INCOME

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Gain on disposal of IPP solar parks	4,850	—	1,248
Gain on disposal of subsidiaries (Note 34)	—	—	11,768
Others	1,443	197	147
	6,293	197	13,163

16.       AMOUNT DUE FROM SKY SOLAR HOLDINGS CO., LTD.

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Amount due from Sky Solar Holdings Co., Ltd.
—Current	1,569	1,430

The balances were unsecured.

In September of 2015, the Group has entered into several assignment agreements with multiple parties, including Sky Solar Holdings, two other related parties (Note 28) and two other third parties to settle its payables to these third parties for approximately USD1.2 million. After this assignment, the Group has increased its amount due from Sky Solar Holdings Co., Ltd. by USD1.6 million and amount due to the other related parties amounting to USD2.8 million.

17.       AMOUNTS DUE FROM OTHER RELATED PARTIES

		At December 31,
	Notes	2015	2016
		Thousand USD	Thousand USD
Current:
Trade
RisenSky Solar (defined in Note 24) and its subsidiaries		1,003	—
China New Era	a	6,426	4,166
Sky Global Solar S.A.	h	10	2
Less: allowance for doubtful debts	a	(1,970)	(1,970)
		5,469	2,198
Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	b	1,378	1,339
RisenSky Solar (defined in Note 24) and its subsidiaries	c	3,932	—
SWL Flash Bright Limited	d	5	67
China New Era	a	370	360
Sky Solar New Energy Investment Ltd.	e	1,476	1,480
Tany International (Hong Kong) Co., Ltd.	f	825	816
Sky Solar (Canada) FIT 1 Limited Partnership	i	—	203
Less: allowance for doubtful debts	a	(230)	(230)
		7,756	4,035
		13,225	6,233
Non-Current:
Trade
Oky Solar Holdings, Ltd. and its subsidiaries	g	2,984	3,283
RisenSky Solar (defined in Note 24) and its subsidiaries		—	1,021
		2,984	4,304
Non-Trade
RisenSky Solar (defined in Note 24) and its subsidiaries	c	—	3,821

		2,984	8,125

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

Included in the balance amount due from China New Era as of December 31, 2015 and December 31, 2016, an allowance for doubtful debt of USD 2.2 million is provided for receivables for which they have defaulted on payment obligation.

(b)         Sky Solar (Hong Kong) International Co., Ltd. is an entity which is a 100% owned and controlled by Mr. Su as at December 31, 2015 and 2016.

(c)          Included in the balance was a carrying amount of EUR 3.5 million (USD 3.7 million) as at December 31, 2015 and 2016, respectively, which carried interest at 3.0% per annum. The balance was reclassified from current to non-current as the Group does not expect to receive the repayment within twelve months after the end of the reporting period.

(d)         SWL Flash Bright Limited is a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2015 and 2016.

(e)          The entity is controlled by Mr. Su as at December 31, 2015 and 2016.

(f)           The entity is controlled by Mr. Su as at December 31, 2015 and 2016.

(g)          Sky Solar Japan Co., Ltd. (“Sky Solar Japan” or “SSJ”), a wholly owned subsidiary of the Group, holds 30% equity interests in Oky Solar Holdings, Ltd. (“Oky Solar Holdings”) as at December 31, 2015 and 2016.

(h)         Mr. Su holds 40% equity interests in Sky Global Solar S.A. as at December 31, 2015 and December 31, 2016. Mr. Su has significant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

(i)             Sky Solar (Canada) FIT 1 Limited Partnership (“FIT 1”) is controlled by 10088526 B.C, Ltd (“1088526”), an equity investee in which the Group holds 75% equity interest. (Note 24)

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from other related parties which are non-trade in nature mainly represented loans or advances to these related parties by the Group.

The Group normally allows credit period up to one year to related parties from the date of invoice on a case-by-case basis. The allowance for doubtful debts as at December 31, 2015 and December 31, 2016 was USD2.2 million. This provision was mainly due to the collectability of O&M revenue provided for and the expenses paid on behalf of China New Era in 2013. The group made individual assessments on the collectability of the balances.

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Balance at beginning of year	(2,200)	(2,200)
Provisions recognized on receivables	—	—
Balance at end of the year	(2,200)	(2,200)

18.       TRADE AND OTHER RECEIVABLES

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Trade receivables	14,581	9,016
Value-added tax recoverable	8,388	2,336
Prepaid assets and prepayments	4,451	4,913
Deposits (a)	864	10,855
Others	4,134	4,306
Less: allowance for doubtful debts (b)	(1,366)	(1,329)
	31,052	30,097

Note:

(a)          The balance as of December 31, 2016 includes (1) USD3.7 million guarantee paid under the power purchase agreements related to the solar parks in Uruguay and will be collected once the solar projects are connected to grid in 2017 (Note 26) and (2) USD7.0 million deposit under the arrangement of Hudson Note and will be collected upon completion of construction of underlying solar projects in USA and Uruguay (Note 30).

(b)           The balance as of December 31, 2015 and 2016 mainly includes an amount receivable due from a third party to the Group of approximately USD1.1 million (equivalent to EUR1.0 million), which was incurred in 2012, claim against two third party contractors who failed to construct a solar park for one subsidiary of the Group, who delivered solar modules and made prepayment already. A settlement agreement was made in September 2012, however the two contractors failed to repay after made the first repayment of total three installments. The Group is negotiating for another settlement agreement, and based on the recent communications among the Group and two contractors, management concluded to make full provision for doubtful receivables in the amount of USD1.1 million in 2015.

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

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Balance at beginning of year	497	1,366
Provisions recognized on receivables	1,071	—
Write off	(202)	—
Exchange difference	—	(37)
Balance at end of the year	1,366	1,329

The allowance for doubtful debt at the end of each reporting period represented individually impaired receivables which were either with financial difficulties or have defaulted on payment obligation. Included in the Group’s trade receivables balance were debtors with aggregate carrying amounts of approximately USD4.0 million and USD938 thousand at December 31, 2015 and December 31, 2016, respectively, which were past due, but the Group did not provide for provisions since the debtors credit worthiness is qualified or guaranteed.

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

19.       INVENTORIES

		At December 31,
		2015	2016
		Thousand USD	Thousand USD
Solar modules		518	479
Permits and related costs capitalized during the course of obtaining permits	(a)	—	3,623
Solar parks completed or under development those are held for sale	(b)	2,777	34,932
		3,295	39,034

Note:

(a)         In August 2016, the Group acquired 22.5MW development stage permits for the solar projects in California and Vermont.

(b)         The balance as of December 31, 2016 represents the cost capitalized, including land costs and cost for construction of solar parks relating to the solar parks under development in South America. These solar parks are being constructed with intent to sell them under the build and transfer model.

20.       ASSETS CLASSIFIED AS HELD FOR SALE

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
		Greece (a)	Canada (b)	Total
IPP solar parks held for sale	—	31,431	3,253	34,684
Cash and cash equivalents	—	3,633	284	3,917
Trade and other receivable	—	6,957	11	6,968
Other assets	—	1,396	41	1,437
	—	43,417	3,589	47,006
Liabilities associated with assets held for sale	—	1,918	1,462	3,380

(a)         As at December 31, 2016, the board of directors of the Group has approved the transaction to dispose the 20 operating solar parks with capacity of 23MW in Greece. The negation of the transaction was at final stage and the agreement was signed on January 4, 2017 as detailed in Note 41. Therefore, as of December 31, 2016, these solar projects related assets and liabilities, which were expected to be sold within twelve months were classified as held for sale. No impairment loss was recognized on reclassification of the assets as the management expected that the fair value less costs to sell is higher than the carrying amount. The transaction was completed in April 2017.

(b)         As at December 31, 2016, the board of directors of the Group has approved the transaction to dispose 6 operating solar parks in Canada. The negation of the transaction was at final stage and the agreements were signed on January 3, 2017 as detailed in Note 41. Therefore, as of December 31, 2016, these solar projects related assets and liabilities, which were expected to be sold within twelve months were classified as held for sale. No impairment loss was recognized on reclassification of the assets as the management expected that the fair value less costs to sell is higher than the carrying amount. The transaction was completed in January 2017.

21.       PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2014	654	723	675	2,052
Additions	42	296	944	1,282
Disposals	(585)	(104)	(234)	(923)
Exchange adjustments	(4)	(95)	(82)	(181)
At December 31, 2014	107	820	1,303	2,230
Additions	32	11	164	207
Disposals	—	(196)	(88)	(284)
Exchange adjustments	(1)	(13)	(141)	(155)
At December 31, 2015	138	622	1,238	1,998
Additions	42	205	102	349
Disposals	—	(24)	(104)	(128)
Exchange adjustments	5	(17)	(27)	(39)
At December 31, 2016	185	786	1,209	2,180
DEPRECIATION
At January 1, 2014	172	111	625	908
Provided for the year	31	232	268	531
Eliminated on disposals	(149)	(1)	(37)	(187)
Exchange adjustments	(10)	61	(84)	(33
At December 31, 2014	44	403	772	1,219
Provided for the year	32	106	143	281
Eliminated on disposals	—	(139)	(24)	(163)
Exchange adjustments	(5)	1	(134)	(138)
At December 31, 2015	71	371	757	1,199
Provided for the year	15	127	129	271
Eliminated on disposals	—	(21)	(92)	(113)
Exchange adjustments	10	(5)	(5)	—
At December 31, 2016	96	472	789	1,357
CARRYING VALUES
At December 31, 2014	63	417	531	1,011
At December 31, 2015	67	251	481	799
At December 31, 2016	89	314	420	823

The above items of property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

22.       IPP SOLAR PARKS, INVESTMENT PROPERTY

(1) IPP Solar Parks

At the end of each reporting period, the Group’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand USD	Thousand USD	Thousand USD
At January 1, 2014	18,147	130,062	148,209
Additions	73,540	15,838	89,378
Acquisition of subsidiaries	—	3,557	3,557
Transfer to investment property	—	(1,358)	(1,358)
Disposals	—	(6,776)	(6,776)
Transfer	(23,550)	23,550	—
Exchange adjustments	(6,260)	(13,392)	(19,652)
At December 31, 2014	61,877	151,481	213,358
Additions	104,727	—	104,727
Transfer	(126,494)	126,494	—
Exchange adjustments	(2,751)	(15,307)	(18,058)
At December 31, 2015	37,359	262,668	300,027
Additions	42,895	2,575	45,470
Acquisition of subsidiaries (Note 33)	—	34,158	34,158
Transfer to investment property	(104)	—	(104)
Reclassified as held for sale (Note 20)	—	(60,667)	(60,667)
Disposal of subsidiaries (Note 34)	—	(18,407)	(18,407)
Disposal of solar parks	—	(3,671)	(3,671)
Transfer	(42,330)	42,330	—
Exchange adjustments	(1,344)	2,975	1,631
At December 31, 2016	36,476	261,961	298,437
DEPRECIATION AND IMPAIRMENT
At January 1, 2014	—	28,703	28,703
Provided for the year	—	6,177	6,177
Impairment provided for the year	270	1,279	1,549
Exchange adjustments	—	(3,681)	(3,681)
At December 31, 2014	270	32,478	32,748
Provided for the year	—	9,229	9,229
Impairment provided for the year	1,706	129	1,835
Exchange adjustments	—	(3,208)	(3,208)
At December 31, 2015	1,976	38,628	40,604
Provided for the year	—	14,208	14,208
Impairment provided for the year	2,151	—	2,151
Reclassified as held-for-sale (Note 20)	—	(25,983)	(25,983)
Disposal of subsidiaries (Note 34)	—	(1,560)	(1,560)
Disposal of solar parks	—	(80)	(80)
Exchange adjustments	(217)	(1,939)	(2,156)
At December 31, 2016	3,910	23,274	27,184
CARRYING VALUES
At December 31, 2014	61,607	119,003	180,610
At December 31, 2015	35,383	224,040	259,423
At December 31, 2016	32,566	238,687	271,253

Depreciation is calculated using the straight-line method over the estimated useful lives of 20 to 30 years for completed solar parks.

As at December 31, 2014, 2015 and 2016, the solar parks with carrying amounts of approximately USD 27.5 million, USD100.2 million and USD215.6 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD27.2 million, USD97.1 million and USD150.6 million, respectively. In addition, equity interests of an indirect wholly-owned subsidiary of the Company which held several IPP solar parks in Czech and trade receivables arising out of the business relations were pledged to a bank as at December 31, 2014. 2015 and 2016 to secure the respective borrowings.

During the year ended December 31, 2014, certain IPP solar parks were evaluated for impairment based on the change of commercial and technical assessment which resulted in lower-than-expected yield of the IPP solar parks held and increased direct costs of operations. The recoverable amount of the IPP solar parks is calculated on the basis of value in use. The cash flow projections for these solar parks were prepared by management based on financial budgets covering a 20 year period, and a discount rate of 13.6%. The discount rate reflects current market conditions including a risk premium for the respective countries where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss, measured as the difference between the assets’ carrying amount and present value of estimated future cash flow discounted at the effective interest rate, of USD1,279 thousand was recorded by the Group.

During the year ended December 31, 2015, IPP solar parks operating in Greece were evaluated for impairment given the macroeconomic conditions prevailing in Greece. The recoverable amount of the IPP solar parks is calculated on the basis of value in use.  The cash flow projections for these solar parks were prepared by management based on financial budgets covering periods of either 17 or 18 years, which reflects the remaining operating period of the individual solar parks and a discount rate of 10.5%. The discount rate reflects current market including a risk premium for the respective country where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss, measured as the difference between the assets’ carrying amount and present value of estimated future cash flow discounted at the effective interest rate, of USD129 thousand was recorded by the Group.

During the year ended December 31, 2014, 2015 and 2016, certain assets relating to developing permits were written off, and as the result of uncertainties in obtaining permits, an impairment loss of USD 270 thousand, USD1,706 thousand and USD2,151 thousand were recorded by the Group, respectively.

(2) Investment Property

Included in the Group’s IPP solar parks are land acquired by the Group with carrying amounts of approximately USD8.5 million, USD9.5 million and USD11.3 million, respectively, as at December 31, 2014, 2015 and 2016. During the year ended December 31, 2014, 2015 and 2016, the Group transferred certain pieces of land with carrying amount of approximately USD1.4 million, nil and USD 104 thousand from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease payments under non-cancellable operating leases is disclosed in note 37.

23. INTANGIBLE ASSETS

Software
Thousand USD
COST
At January 31, 2014	872
Additions	22
Disposals	(255)
Exchange adjustments	(81)
At December 31, 2014	558
Additions	241
Disposals	(498)
Exchange adjustments	(62)
At December 31, 2015	239
Additions	40
Disposals	(32)
Exchange adjustments	5
At December 31, 2016	252
AMORTIZATION
At January 31, 2014	236
Charge for the year	214
Eliminated on disposals	(75)
Exchange adjustments	(37)
At December 31, 2014	338
Charge for the year	102
Eliminated on disposals	(312)
Exchange adjustments	(36)
At December 31, 2015	92
Charge for the year	71
Eliminated on disposals	(31)
Exchange adjustments	(2)
At December 31, 2016	130
CARRYING VALUES
At December 31, 2014	220
At December 31, 2015	147
At December 31, 2016	122

The above intangible assets have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

24. INTERESTS IN ASSOCIATES

	2015	2016
	Thousand USD	Thousand USD
As at January 1,	5	3,806
Investment in a new affiliate	—	2,188
Additional investments in associates	5,692	—
Return of investment in associates	—	(1,554)
Add: Share of profit of associates	149	173
Less: Unrealized gain from sales to associates	(2,040)	(242)
Less: Dividends received from the associates	—	(415)
Exchange difference	—	136
As at December 31,	3,806	4,092

As at December 31, 2015 and December 31, 2016, the Group had interests in the following associates:

		Place of		Proportion of nominal
		incorporation/	Class of	value of issued capital		Proportion of voting
	Form of	principal place	shares	held		power held
Name of entity	Entity	of incorporation	Held	2015	2016	2015	2016	Principal activities
RisenSky Solar S.a.r.l. (a)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
Oky Solar Holdings (b)	Limited liability	Japan	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
1088526 B.C. Ltd. (c)	Limited liability	Canada	Ordinary	N/A	75%	N/A	50%	Operating entity engaged in the investment, construction, financing and management of solar parks

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

(b)         In 2014, Sky Solar Japan entered into an agreement with Orix KK (a company listed on the security market in Japan and United States) to establish a private limited liability company, namely Oky Solar Holdings, registered in Japan, in which 30% of the share capital is subscribed by Sky Solar Japan for JPY43.5 million (USD426 thousand) while the remaining 70% is subscribed by Orix KK. In 2015, additional investment of JPY 685.7 million (USD5.7 million) was injected by Sky Solar Japan to maintain its 30% of the share capital. In 2016, the Group received JPY 169 million (USD 1.55 million) investment return, and the share capital proportion remained the same. The Group is able to exercise significant influence over Oky Solar Holdings through 30% ownership interest and participation on the board. Oky Solar Holdings is there classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting.

(c)  In 2016, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1088526 B.C. Ltd. (“1088526”), who owns Sky Solar (Canada) FIT 1 LP and its 15 commercial and industrial solar facilities in Canada. Though the Group owns 75% equity interest and two out of four directors in the board of directors of 1088526 after the transaction, the Group concluded to lose the control and only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. The Group’s residual investment in 1088526 was measured at fair value. (Note 34)

The summarized financial information in respect of the Group’s associates is set out below:

		At December 31,
	RisenSky 2015	Oky Solar Holdings 2015	Aggregate 2015	RisenSky 2016	Oky Solar Holdings 2016	1088526 2016	Aggregate 2016
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Non-current assets
IPP solar parks	22,485	26,371	48,856	20,829	26,669	12,993	60,491
Other non-current assets	486	850	1,336	442	884	10,320	11,646
	22,971	27,221	50,192	21,271	27,553	23,313	72,137
Current assets	3,761	10,128	13,889	3,462	5,167	3,763	12,392
Current liabilities
Other current liabilities	1,611	3,711	5,322	1,325	3,461	1,143	5,929
Amount due to other related parties	292	—	292	880	—	—	880
	1,903	3,711	5,614	2,205	3,461	1,143	6,809
Non-current liability
Borrowings	24,997	10,973	35,970	22,940	10,702	15,866	49,508
Others	—	366	366	—	16,449	—	16,449
	24,997	11,339	36,336	22,940	27,151	15,866	65,957
Net assets (liabilities)	(168)	22,299	22,131	(412)	2,108	10,067	11,763

		Year ended December 31,
	RisenSky 2015	Oky Solar Holdings 2015	Aggregate 2015	RisenSky 2016	Oky Solar Holdings 2016	1088526 2016	Aggregate 2016
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Revenue	3,763	1,595	5,358	3,701	1,662	447	5,810
Profit for the year	776	495	1,271	744	577	(29)	1,292
Group’s share of profit of associates of the year	—	149	149	—	173	—	173
Group’s share of profit of associates of the year not recognized	233	—	233	223	—	—	223
Group’s share of other comprehensive income of associates	—	—	—	—	—	—	—

25. DEFERRED TAX ASSETS

The principal components of the deferred income tax assets and liabilities are as follows:

		Fair value change of	Unrealized gain on	Depreciation of
	Tax losses	financial instruments	inter-group sales	solar parks	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At January 1, 2015	5,409	678	—	(2,237)	3,850
Credit (charge) to profit or loss	(4,697)	(444)	6,774	(2,835)	(1,202)
Exchange differences	(348)	(32)	(501)	(402)	(1,283)
At December 31, 2015	364	202	6,273	(5,474)	1,365
Credit (charge) to profit or loss	1,896	755	4,420	2,628	9,699
Reclassified to held-for-sale	(1,296)	—	—	—	(1,296)
Exchange differences	(101)	(40)	(237)	(140)	(518)
At December 31, 2016	863	917	10,456	(2,986)	9,250
Deferred tax assets	863	917	10,456	(2,656)	9,580
Deferred tax liabilities	—	—	—	330	330

As at December 31, 2014, 2015 and 2016, the Group has unused tax losses of approximately USD119.3 million, USD135.8 million and USD152.2 million, excludes tax losses recognized above, respectively, available for offset against future profits that may be carried forward indefinitely.

26. OTHER NON-CURRENT ASSETS

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Long term deposits relate to IPP solar parks (a)	7,169	4,947
Prepayment of investment to the joint venture (b)	3,000	—
Long-term loan to a third party (c)	—	9,208
Others	—	359
	10,169	14,514

(a)         The balance of long term deposits were the guarantee deposits for power purchase agreements related to the IPP solar parks in Uruguay amounting to USD7.2 million and USD3.3 million as at December 31, 2015 and 2016, respectively. The balance of long term deposits for land rental related to the IPP solar parks in Japan were USD1.6 million as at December 31, 2016.

(b)         On October 19, 2015, Sky Capital America Inc. (“Sky Capital America”), a subsidiary of the Group, entered into several agreements to set up a joint venture (“JV”) with a third party, a company with many pipeline solar projects in US. Furthermore a Binding Letter of Intent (“LOI”) was signed between Sky Capital America and the third party, whereby Sky Capital America provided USD 3 million prior to the establishment of the joint venture in the form of a loan to the third party, who was committed to contribute certain solar projects to the JV. The loan provided from Sky Capital America to the third party is secured by certain projects owned by the third party, and these projects are stipulated in the schedule of LOI. As of December 31, 2015, Sky Capital America had provided the USD 3 million loan to the third party, however, the joint venture had not established due to the construction of certain solar projects were still in progress and no definitive agreements (which includes the major terms regarding the formation of JV) has been executed. The management’s intention is to move forward with the formation of the JV and therefore is recognized under other non-current assets prior to the establishment of the JV and has assessed the prepayment for recoverability at year end. During the year ended December 31, 2016, the Group and the counterparty renegotiated, and changed the nature of the prepayment from investment to the joint venture to purchase permits in USA, and the amount was reclassified to inventories.

(c)          The loan to a third party represents the USD 7.9 million long-term note receivable and related USD 1.0 million finance cost, which was obtained in connection with the acquisition of a subsidiary in the USA which holds 23MW of solar parks (Note 33). The note receivable bears annual interest of 1% and is with principle payment schedule from 2018 to 2041.

27. TRADE AND OTHER PAYABLES

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Trade payables	29,735	14,303
Other payables	12,118	4,365
Warranty provision to customers for supply of modules	783	332
Other accrued expenses	2,727	1,933
Other tax payables	2,390	2,404
Advances from customers	159	700
	47,912	24,037

The credit periods on purchases of goods range from three months to a year.

Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Balance at beginning of year	1,117	783
Provided for the year	—	—
Reversal for the year	(334)	(451)
Balance at end of the year	783	332

The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the Group has not experienced any significant claims.

Included in other payables was a provision of USD315 thousand and USD306 thousand as at December 31, 2015 and 2016, respectively, arising from litigations brought against the Group. The provision as of December 31, 2015 and 2016 relates to a circumstance in which the Group has been sued for an outstanding service fee in connection with safeguarding solar parks in Greece from a third party. Based on legal advice, the management of the Group considered the provision is adequate as at December 31, 2015 and 2016.

28. AMOUNTS DUE TO OTHER RELATED PARTIES

		At December 31,
	Notes	2015	2016
		Thousand USD	Thousand USD
Current
Trade
China New Era		181	176

Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	a	2,007	2,181
Sky Solar New Energy Investment Limited	17	1,254	2,825
RisenSky Solar and its subsidiaries		7	—
Mr. Su	b	2,379	2,221
Qinghai Jingguoxing New Energy Investment Technology Limited	c	1,742	—
Beijing Sky Solar Investment Management Co., Ltd.	d	36	109
		7,425	7,336
		7,606	7,512

Notes:

(a)           The entity is 100% owned by Mr. Su as at December 31, 2015 and 2016. The Group has initially borrowed USD3 million from Sky Solar (Hong Kong) International Co., Ltd. The loan from Sky Solar (Hong Kong) International Co., Ltd. carried interest at 12% per annum.

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

(c)          The entity is 70% owned by Mr. Su as at December 31, 2015 and 2016. On 20 May, 2016, Qinghai Jingguoxing New Energy Investment Technology Limited, Sky Solar New Energy Investment Limited and the Group entered to the agreement to transfer the right on the receivable balance of USD 1,742 thousand from Qinghai Jingguoxing New Energy Investment Technology Limited to Sky Solar New Energy Investment Limited.

(d)         The entity is controlled by Mr. Su as at December 31, 2015 and 2016.

For trade amounts due to other related parties, the credit periods on purchases of goods range from 90 to 365 days.

29. BORROWINGS

	At December 31,
	2015	2016
	Thousand USD	Thousand USD
Bank borrowings (a)	54,229	71,022
Other borrowings	46,937	88,139
	101,166	159,161
Secured	97,082	150,585
Unsecured	4,084	8,576
	101,166	159,161
Variable-rate borrowings	12,329	11,162
Fixed-rate borrowings	88,837	147,999
	101,166	159,161
Carrying amount repayable:
Within one year	16,495	27,280
More than one year but not exceeding two years	855	11,942
More than two years but not exceeding five years	3,870	29,752
More than five years	79,946	90,187
	101,166	159,161
Less: amounts repayable within one year shown under current liabilities	16,495	27,280
Amounts shown under non-current liabilities	84,671	131,881

(a)         During the year ended December 31, 2014 and 2015, one of the subsidiary of the Group entered into a series of 15-year loan agreements with total principle of CAD 23.2 million (USD 16.8 million) with bank. The loan agreements specified a variable interest rate equal to 3-month Canadian Dollar Offered Rate (“CDOR”) plus 2.74% - 3.43%. The agreement also includes a fixed rate option, which allows the Group to swap variable to fixed interest rate of 5.75%, 5.50% or 4.50%.

The associated interest rate swap agreements with principle of USD16.3 million was qualified for hedge accounting under IAS39. The effective portion of changes in the fair value of cash flow hedges recorded in other comprehensive income was loss of nil, USD680 thousand and USD 446 thousand for year ended December 31, 2014, 2015 and 2016, respectively.

During the year ended December 31, 2016, the subsidiary was disposed by the Group, and the accumulated other comprehensive expense of USD1,126 thousand under the heading of cash flow hedging reserve was recorded in profit or loss.

The associated interest rate swap agreements with principle of USD0.5 million was not qualified for hedge accounting under IAS39. The ineffective portion of cash flow hedges for the agreement recorded in other losses was USD145 thousand, USD74 thousand and USD78 thousand for year ended December 31, 2014, 2015 and 2016, respectively.

The amounts due are based on scheduled repayment dates set out in the loan agreements. Some loan agreements have financial covenants which require certain financial ratios to be kept at certain level. As of December 31, 2016, the Group was in compliance with all the covenants.

The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech plus margin as at December 31, 2015 and 2016.

The effective interest rates on the Group’s borrowings as at December 31, 2015 and 2016 are as follows:

	At December 31,
	2015	2016
Effective interest rate:
Fixed-rate borrowings	3.80%	4.13%
Variable-rate borrowings	3.31%	3.63%

As at December 31, 2015 and 2016, equity interests of an indirectly wholly-owned subsidiary of the Company in Czech, its IPP solar parks and its trade receivables arising out of the business relations were pledged to a bank. Details of this pledge are set out in note 22(1).

The following tables detail the notional principal amounts and remaining terms of interest swap contracts outstanding at the end of the reporting period.

Cash flow hedges Effective portion of hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
Canada	2016/12/31	2015/12/31	2016/12/31	2015/12/31	2016/12/31	2015/12/31
Term of swap	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2030	N/A	5.58	N/A	16,302	N/A	680

Ineffective portion of hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
Canada	2016/12/31	2015/12/31	2016/12/31	2015/12/31	2016/12/31	2015/12/31
Term of swap	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	N/A	4.50	N/A	492	N/A	196

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Canada. The Group will settle the difference between the fixed and floating rate on a net basis.

30. OTHER NON-CURRENT LIABILITIES

	December 31,
	2015	2016
	Thousand USD	Thousand USD

Financial liabilities designated as fair value through profit or loss
Transaction (a)	4,920	—
Transaction (b)	80,617	80,107
Transaction (c)	882	829
Transaction (d)	3,061	51,143
Held for trading derivatives not designated in hedge accounting relationships (e)	—	1,364
Asset retirement obligation (f)	—	7,448
Others	—	110
	89,480	141,001

(a) During the year ended December 31, 2013, Solar Tech Co., Ltd. (“Solar Tech”), a subsidiary of the Group established in Japan and holding IPP solar parks entered into an agreement with two independent third parties (the “Parties”) and one subsidiary of the Group. According to the terms of the agreement, the Parties provided approximately USD5.3 million (equivalent to Japanese Yen (“JPY”) 610 million) to Solar Tech at the inception of the agreement and in return are entitled to receive return in the next 20 years from the date of agreement based on an amount specified in accordance with formulas in the agreement. The fair value of this instrument is estimated based on the anticipated operating results and cashflows generated by the related solar parks held by Solar Tech for the contractual period of 20 years. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable. During the year ended December 2016, the Group disposed the equity interest in Solar Tech. The carrying amount of financial liabilities are USD4,920 thousand and nil as at December 31, 2015 and 2016, respectively. Changes in fair value were recorded in other loss, amounting to USD231 thousand and nil for the years ended December 31, 2015 and 2016, respectively.

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

The call option was issued by Flash Bright for the benefit of the Group, to induce the Silent Partners to provide the financing and therefore the fair value associated with the call option of USD6,600 thousand measured on the grant date of October 10, 2014 was considered transaction costs and recorded within other gains and losses (Note 8) in the consolidated statement of profit or loss and other comprehensive income. The fair value of the call option was determined by Income approach (Level 3 as defined in Note 3), in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate. Weighted average cost of capital was determined using a Capital Asset Pricing Model at 13.5% per annum.

In August 2015, SSJ further entered into certain definitive agreements (the “Amended Agreements”) with Silent Partners to increase the total capital contribution of JPY9 billion made by Silent Partners with respect to the total 67 solar parks (with additional 46 solar parks contributed by SSJ) with an aggregate capacity of 107.9 MW in Japan developed and operated by SSJ. According to the Amended Agreements, all the operating assets held under the original silent partnership agreement are transferred to the amended silent partnership agreement and the original silent partnership agreements are therefore terminated upon the transfer. In addition that:

•             One of the Silent Partners, assigned its full position, rights and obligation to another party of the Silent Partners (the “TK partner”), and would have no further obligations as agreed by all parties;

•             An amount of JPY 698 million (USD5.8 million) is agreed by SSJ being paid to the TK partner in order to amend the silent partnership agreements, and the new term of the Amended Agreements starts from August 28, 2015 to August 27, 2018 for three years.

•             The TK partner further invested an additional JPY4 billion (USD33.2 million), JPY2 billion of which is used by SSJ to extend a loan (the “Up-Stream Loan”) of the same principal amount to Sky International Enterprise Group Ltd. (“SIE”), a wholly owned subsidiary of the Group. The Up-Stream Loan has a 12- month term and bears interest at a 5% rate per annum. The proceeds of the Up-Stream Loan shall be used for, among others, the development of certain PV projects in Asia and the Americas. The remaining JPY2 billion proceeds are used by SSJ to continue executing its project pipeline in Japan;

•             For profit and loss distribution, it is agreed that during a distribution period, corresponding profits, after offset by the cumulative losses, multiplying the ratio of distribution, which is calculated as each party’s contribution ratio of total contributions, on the day of distribution will be distributed to SSJ and TK partner. In the case when the cumulative amount of losses exceeds the balance of total capital contribution, TK partner are only responsible for the amount of loss within the scope of capital contribution under the Amended Agreements, while the Company shall bear any excess amount;

•             Upon the completion of the solar power projects, SSJ is expected to transfer the ownership of one or more of the completed projects to a special purpose company formed by it or other third parties to recover the investments. Upon such transfer, it is contemplated that TK partner and SSJ will receive the distributable profits derived from the proceeds of such transfer pursuant to their respective percentages of contribution. In the event that SSJ still holds SSJ Silent Partnership Assets in the aggregate capacity of 10.79 MW (which is 10% of the aggregate capacity of the SSJ Silent Partnership Assets currently held by SSJ) or greater as of April 27, 2018, SSJ should either (1) purchase the remaining SSJ Silent Partnership Assets for a price agreed upon by an agent for the TK Partner or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the TK Partner by May 27, 2018 of its intent to settle in either case. If the TK Partner is able to secure a third party offer that is more attractive within 90 days of being so notified, SSJ shall transfer the remaining SSJ Silent Partnership Assets to such third party. If the TK Partner not only does not agree with the offer made by SSJ but also fails to find a third party offer that is more attractive, the TK Partner may elect to change the percentages of contribution to such percentages that will result in the TK Partner enjoying a 15% cumulative IRR. SSJ has the option to purchase the silent partnership interests from the TK Partner to prevent the change of the percentages of contribution stated above

After completion of the changes of Amended Agreements, the Group continues to control the SSJ Silent Partnership Assets and retains substantially all the risks and rewards of ownership and as such will continue to consolidate these solar power projects in its consolidated financial statements. Considering the aforementioned changes in the Amended Agreements, the Group accounted for the financial liability associate with the amended silent partnership agreements as designated as fair value through profit or loss (“FVTPL”) in accordance with IAS 39, since the Silent Partnership Assets are managed and whose performance are evaluated by the Group on a fair value basis in accordance with a documented risk management strategy.

The fair value of the financial liabilities were USD80,617 thousand and USD80,107 thousand as at December 31, 2015 and 2016, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 35. During the year ended December 31, 2015 and 2016, a loss associated with the change in fair value and extinguishment associated with the original silent partnership agreement was recognized in other loss of USD5,092 thousand and USD2,764 thousand.

(c) During the year ended December 31, 2015, three subsidiaries of SSJ, which holds four IPP solar parks, entered into silent partnership agreements with JA Mitsui Lease (the “JAML”). JAML provided approximately JPY63 million (USD519 thousand) in cash at the inception of the agreements, which amounted to 10% portion of total contributions in each subsidiaries, and in return are entitled to receive return in the next 15 years from the date of agreements based on an amount specified in accordance with formulas in the agreements. The fair value of this instrument is estimated based on the anticipated operating results and cash flows generated by the related solar parks for the contractual period of 15 years. The carrying amount of financial liabilities are USD882 thousand and USD829 thousand as at December 31, 2015 and 2016 with a loss associated with a change in fair value to the other loss of USD363 thousand in 2015 and other gain of USD 86 thousand in 2016. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

(d) On September 18, 2015, the Group’s wholly-owned subsidiary Energy Capital Investment S.a.r.l (“ECI”), and a third party Hudson Solar Cayman, LP (“Hudson”), a private equity and infrastructure firm entered into strategic partnership agreements to fund solar projects in Latin America. As part of this partnership, Hudson will invest USD50 million by way of the convertible notes issued by ECI for the constructions of solar projects in Chile and Uruguay, and then they will receive a 49 percent non-controlling equity in these projects upon their completion if it elects to convert the outstanding principal and interest on the notes into such equity interest. On July 15, 2016, the agreement was amended to change the underlying projects from those in Chile to US. As of December 31, 2015 and 2016, USD4.2 million and USD48.2 million has been funded under this arrangement respectively. The interest accrued in 2016 was USD2.6 million.

Under the note purchase agreement, initial amortization date means, for any notes, the earlier of the date which is nine months after the commercial operation date (for any projects, the date on which such projects enters into full commercial operation, achieves preliminary acceptance, achieves technical acceptance or other similar concept, as determined in accordance with the primary construction contract(s) for such project.) of the relevant project and twenty four months after the note purchase date. Then the maturity date of the notes will be the earlier of the twentieth anniversary of the initial amortization date or August 19, 2036. After all construction costs of project companies have been funded through long-term financing from Inter-American Development Bank, and upon completion of solar parks construction, the equity conversion will be effected. Hudson holds the conversion option and the mandatory prepayment option under the notes agreement.

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

The Group accounted for the Hudson notes agreement as a financial liability designated as fair value through profit or loss (“FVTPL”) in accordance with IAS39. The fair value on initial recognition is the transaction price. As of December 31, 2015, the Group concluded there is no material change in fair value of the notes from face value, as a result of the limited time from the issuance date to December 31, 2015. For the year ended December 31, 2016, USD279 thousand was recognized in other loss.

(e)       During the year ended December 31, 2015, SSJ entered into two loan agreements totaling approximately JPY 2,300 million (USD19.1 million) in support of its business development. The loan agreements provide for a floating interest rate equal to 6-month Tokyo Interbank Offered Rate (“TIBOR”) plus 2.2%. To manage the interest rate exposure, SSJ entered into interest swap arrangements for the same period of the loan to swap the floating rate to a fixed interest rate equal to 3.16% and 3.08%.

During the years ended December 31, 2016, SSJ entered into one loan agreement totaling approximately JPY 1,570 million (USD13.5 million) in support of its business development. The loan agreement provides for a floating interest rate equal to 6-month TIBOR plus 2%. SSJ had interest swap arrangement for the same period of the loan to swap fixed interest rate equal to 2.68%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. Hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swap, which amounted to USD511 thousand and USD744 thousand was recognized in other losses during the year ended December 31, 2015 and 2016 respectively.

The major terms of these contracts are as follows:

Notional amount	Maturity	Swaps
JPY 547,200,000	May 23, 2031	From 6-months JPY TIBOR+2.2% to 3.16%
JPY 1,752,800,000	May 31, 2032	From 6-months JPY TIBOR+ 2.2% to 3.08%
JPY 1,570,000,000	November 30, 2032	From 6-months JPY TIBOR+ 2% to 2.68%

Not designated for hedging
Outstanding receive floating pay
fixed contracts
Japan	2016/12/31	2015/12/31	2016/12/31	2015/12/31	2016/12/31	2015/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2032	2.93	3.10	33,282	19,090	1,255	511

During the year ended December 2016, the Group acquired 23 solar parks in the USA, and assumed three bank loans totaling USD5.65 million and interest rate swaps agreements. The loan agreement provides for a floating interest rate equal to USD Federal Reserve statistical release H.15 (“Prime H.15”) for the loans, and interest swap arrangements allow the Group to swap the variable rates to fixed interest rates equal to 5.75%, 6.00% and 6.27%, respectively. The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. Hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swaps, which amounted to USD181K gain was recognized in the other gains and losses.

Notional amount	Maturity	Swaps
USD 1,850,000	June 30, 2027	From 3-month-USD Prime H.15 to 5.75%
USD 1,800,000	September 15, 2022	From 3-month-USD Prime H.15 to 6.27%
USD 2,000,000	June 30, 2026	From 3-month-USD Prime H.15 to 6%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
USA	2016/12/31	2015/12/31	2016/12/31	2015/12/31	2016/12/31	2015/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	5.98	N/A	5,650	—	139	—

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Japan and USA. The Group will settle the difference between the fixed and floating rate on a net basis.

(f) The asset retirement obligation liability reflects the present value of estimated cost of decommissioning associated with long-lived assets at a future date. The liabilities incurred, including those from acquisition are USD 2.1 million, and the accretion expenses are USD 355 thousand for the year ended December 31, 2016.

31. SHARE CAPITAL

	Number of shares	Share capital
		Thousand USD
The Company
Ordinary shares of USD0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014 and 2015	390,026,670	5
Issued:
On July 15, 2016	29,519,844	3
On December 31, 2016	419,546,514	8

During the year ended December 31, 2016, the Group issued 29,519,844 restricted ordinary shares to SunPeak Universal Holdings, Inc. as part of the consideration to acquire 23 solar parks in USA (note 33). The par value and fair value of shares issued was USD 2,952 and USD10,147,446 as of the acquisition date.

As of December 31, 2015 and 2016, the Group had 2,380,000 and 1,430,000 ordinary shares, respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SHARE-BASED COMPENSATION

(A)                         SHARE OPTION SCHEME

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

(B)                          EQUITY INCENTIVE PLAN

The Company has adopted the 2014 Equity Incentive Plan made effective as of October 30, 2014. Under the Equity Incentive Plan, the Company may grant options and restricted shares to eligible employees or directors of the Group to subscribe for shares in the Company. No consideration is paid or payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

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

As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group’s results or financial position. The weighted average remaining contractual life as at December 31, 2016 was one year.

On November 14, 2014, the Company granted 1,800,000 restricted shares to employees of the Group under 2014 Equity Incentive Plan. 25% of the restricted shares shall vest immediately upon the date of the listing of the Company’s American Depositary Shares on the NASDAQ Capital Market (the “IPO Date”). The rest 75% of the restricted shares shall vest with respect to 25% of restricted shares initially covered on each of the first anniversary of the IPO date, the second anniversary of the IPO date, and the third anniversary of the IPO date. As at December 31, 2015 and December 31, 2016, the unrecognized amounts of the unvested restricted shares were approximately USD542 thousand and USD174 thousand, respectively.

On July 1, 2015 and August 1, 2015, the Company further granted 500,000 and 500,000 restricted shares, respectively, to one employee of the Group under 2014 Equity Incentive Plan. 50% of the restricted shares shall vest on each of the first anniversary of the date of grant, and the rest 50% shall vest of the restricted shares shall vest on the second anniversary of the date of grant. As at December 31, 2015 and 2016, the unrecognized amounts of the unvested restricted shares were approximately USD756 thousand and USD156 thousand, respectively.

For the year ended December 31, 2014, 2015 and 2016, the fair values recognized in relation to the restricted shares and share options granted and the 67,150,000 shares held by Flash Bright Power Ltd. vested upon completion of IPO amounted to approximately USD43,941 thousand, USD1,389 thousand and USD997 thousand, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Cost of sales	—	—	—
Administrative expenses	1,033	1,389	997
Administrative expenses (Note)	42,908	—	—
	43,941	1,389	997

Note: The share based compensation recognized in year 2014, approximately USD42.9 million was recognized when the shares of the Company were listed in 2014, which fulfilled a vesting condition.

33. ACQUISITION OF SUBSIDIARIES

To expand business in the USA, on May 6, 2016, the Group entered into an agreement with Greenleaf-TNX Management, LLC (“GTL”) and SunPeak Universal Holdings, Inc. (“Sunpeak”) to acquire all the shares held by them in Greenleaf Clear Skies I, Greenleaf Clear Skies II, and Greenleaf Clear Skies IV (the “Acquired Companies”). The Acquired Companies own 100% equity interest of Acquired Companies which control 23 solar parks in the USA, and the Acquired Companies with non-controlling interests are as follows:

•                  Greenleaf Clear Skies I owns 100% Class B membership interests of GLT NLH2 Solar, which in turns owns 100% Sun Harvest Solar;

•                  Greenleaf Clear Skies II owns 100% GLT Pioneer Solar, which in turns owns 90% of Greenfield PV Holdings, which owns 99.99% of Pioneer Vally Solar, which in turns owns Axio Green, LLC;

•                  Greenleaf Clear Skies IV owns 100% Class B membership interests of Cloverdale Solar, which in turns owns 100% Cloverdale Solar I.

The transaction is closed on July 15, 2016 and was recognized as a business combination. The fair value of the total consideration transferred at the date of acquisition was USD15.8 million, which consisted of USD5.7 million cash settled, 29,519,844 validly issued restricted ordinary shares, which can be traded freely in the market after 180 days, with USD 10.1 million fair value calculated at stock price as of the acquisition date.

The assets acquired and the associated liabilities assumed are as follows:

Thousand USD
Current assets	5,673
Bank and cash	4,553
Trade and other receivables	1,120
Non-current assets	44,339
IPP solar parks	34,158
Other long-term assets	10,181
Current liabilities	(1,129)
Trade and other payables	(344)
Short-term bank loan	(785)
Non-current liabilities	(31,665)
Assets Retirement Obiligation	(714)
Long-term bank loan	(20,076)
Other long-term liabilities	(10,875)
Non-controlling interest	1,405

Net assets acquired	15,813

Consideration and satisfied by:
Issuance of ordinary shares	10,147
Cash paid	5,666

Net cash outflow on acquisition of a subsidiary is as follows:

Cash paid as consideration	5,666
Less: cash received in acquired companies	4,553
Net cash outflow arising on acquisition:	1,113

Included in the profit for the year of the Group are net income amounting to approximately USD1,753 thousand attributable to the additional business generated by the above entities holding IPP solar parks. Revenue for the year included approximately USD3,836 thousand generated from the acquirees.

Had the acquisition been completed on January 1, 2016, total group revenue for the year would have been USD 69,761 thousand and profit for the year would have been USD5,100 thousand. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2016, nor is it intended to be a projection of future results.

In determining the “pro-forma” revenue and profit of the Group had the acquirees been acquired at the beginning of the current year, the management of the Group have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

34. DISPOSAL OF SUBSIDIARIES

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

Analysis of asset and liabilities of Sky Solar Investment Limited as of the date of disposal is as follows:

Thousand USD
Current assets	4,989
Cash and cash equivalents	4,831
Trade and other receivables	158
Non-current assets	100
Current liabilities	(7,351)
Trade and other payables	(7,351)
Net liabilities disposed of	(2,262)

Gain on disposal of a subsidiary is as follows:

Year ended December 31, 2015
Thousand USD
Amount due to Mr. Su incurred	(2,368)
Net liabilities disposed of	2,262
Miscellaneous expense	106
Gain on disposal of a subsidiary	—

Net cash outflow on disposal of a subsidiary is as follows:

Year ended December 31, 2015
Thousand USD
Cash and cash equivalent balances disposed of	(4,831)
(4,831)

On March 31, 2016, SSJ disposed Solar Tech K.K (“ST”), one of its subsidiaries, which was in a net liability position, to a third party for JPY 900,000 yen (USD 8 thousand) and recognized a gain of USD 1.7 million.

Thousand USD
Current Assets	924
Cash and cash equivalents	628
Trade and other receivables	213
Deferred tax assets	83
Non-current Assets	4,578
IPP solar parks	3,758
Long term deposit and others	820
Current Liabilities	(696)
Trade and other payables	(689)
Tax payable	(7)
Non-current Liabilities	(6,484)
Borrowings	(6,484)
Net liabilities disposed of	(1,678)

Gain on disposal of a subsidiary is as follows:

Thousand USD
Cash Consideration received	8
Net liabilities disposed of	1,678
Gain on disposal of a subsidiary	1,686

Net cash outflow on disposal of a subsidiary is as follows:

Thousand USD
Cash and cash equivalent balances disposed of	628
Cash received as consideration	8
Net cash outflow arising on disposal	620

On September 29, 2016, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1088526 B.C. Ltd. (“1088526”), who owns Sky Solar (Canada) FIT 1 LP and its 15 commercial and industrial solar facilities in Canada. The Group continues to own a 75% equity interest and is able to appoint two out of four directors in the board of directors of 1088526.  As a result of the transaction, the Group concluded it no longer was able to exercise control, but continued to have significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; and (2) the other shareholder have the rights to the majority of the variable returns from its involvement with the investee. The Group’s residual investment in 1088526 was measured at fair value, determined based on a discounted cash flow model of the underlying solar parks. The consideration received for the 25 preferred shares in 1088526 is CAD10.6 million (USD8.0 million). The Group recognized a gain of USD10 million upon the disposal of subsidiary.

Thousand USD
Current Assets	3,882
Cash and cash equivalents	3,260
Trade and other receivables	397
Other current asset	225
Non-current Assets	13,089
IPP solar parks	13,089
Current Liabilities	(1,036)
Trade and other payables	(134)
Borrowing	(902)
Non-current Liabilities	(16,957)
Long-term borrowing	(15,539)
Swap liability	(1,418)
Net liabilities disposed of	(1,022)

Gain on disposal of a subsidiary is as follows:

Thousand USD
Cash Consideration received in:	7,998
Net liabilities disposed of	1,022
Cumulative gain/loss on hedging instrument reclassified from equity on loss of control of subsidiary	(1,126)
Re-evaluate fair value of residual investment	2,188
Gain on disposal of a subsidiary	10,082

Net cash inflow on disposal of a subsidiary is as follows:

Thousand USD
Consideration received in cash and cash equivalent	7,998
Less: Cash and cash equivalent balances disposed of	(3,260)
Net cash inflow arising on disposal	4,738

35.       FINANCIAL INSTRUMENTS

(a)                           Categories of financial instruments

	Year ended December 31,
	2015	2016
	Thousand USD	Thousand USD
Loans and receivables:
Trade and other receivables	17,349	22,848
Amounts due from other related parties	16,209	14,358
Amount due from Sky Solar Holdings Co., Ltd.	1,569	1,430
Restricted cash	5,560	29,850
Cash and cash equivalents	26,272	12,518
Total loans and receivables	66,959	81,004
Financial liabilities
Liabilities at amortized cost:
Trade and other payables	42,636	18,668
Amounts due to other related parties	7,606	7,512
Borrowings	101,166	159,161
Total liabilities at amortized cost	151,408	185,341
Liabilities at FVTPL
Other non-current liabilities	89,480	133,553

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

Currency risk

Certain monetary assets and liabilities of the Group’s subsidiaries denominated in currencies other than the functional currency USD, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2015	2015	2015	2016	2016	2016
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
	Denominated in Euro	Denominated in JPY	Denominated in CAD	Denominated in Euro	Denominated in JPY	Denominated in CAD
Cash and cash equivalents	2,445	19,114	860	4,544	2,362	309
Restricted cash	987	1,476	—	847	24,603	736
Trade and other receivables	8,437	5,961	2,945	13,607	6,086	897
Amount due from other related parties	11,146	2,984	—	7,520	3,821	203
Total financial assets	23,015	29,535	3,805	26,518	36,872	2,145
Trade and other payables	14,945	17,158	8,342	4,144	11,553	341
Borrowings	16,412	67,516	17,238	15,396	114,099	—
Amounts due to other related parties	14	—	—	—	3	—
Other financial liabilities	—	86,421	—	—	82,161	—
Total financial liabilities	31,371	171,095	25,580	19,540	207,816	341

The Group’s subsidiaries are mainly exposed to the foreign currency risk with respect to the EURO, JPY and CAD. The following table details sensitivity of the Group’s subsidiaries and the Company to a 10% increase and decrease in their respective functional currencies against respective foreign currencies. The 10% sensitivity rate used represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in respective functional currencies of the Group’s subsidiaries. A positive number below indicates an increase in profit where their respective functional currencies strengthen 10% against the functional currency. For a 10% weakening of their respective functional currencies against foreign currencies, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year ended December 31,
	2015	2016
	Thousand USD	Thousand USD
EURO	(580)	502
CAD	(1,512)	130
JPY	(9,831)	(12,306)

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

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and floating rate borrowings at the end of the reporting period.  The analysis is prepared assuming that those balances outstanding at the end of the reporting period were outstanding for the whole year.  A 5% increase or decrease which represents the management’s assessment of the reasonably possible charge in interest rates is used.

If the interest rate on bank and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, the post-tax profit of the Group would increase/decrease by approximately USD24 thousand and USD22 thousand for the year ended December 31, 2015 and 2016 respectively.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the exposure at the end of each reporting period does not reflect the exposure at the end of each reporting period.

Credit risk

The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the respective recognized financial assets as stated in the consolidated statement of financial position of the Group.

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

The credit risk of the Group as at December 31, 2015 is concentrated on trade receivables from electricity companies in Japan, Canada and Europe, that amounted to approximately USD13.0 million and accounted for 89.0% of the Group’s total trade receivables. The credit risk of the Group as at December 31, 2016 is concentrated on trade receivables from electricity companies in Japan, Europe and USA, that amounted to approximately USD8.3 million and accounted for 91.9% of the Group’s total trade receivables.

The credit risk of the Group as at December 31, 2015 and 2016 on balances with related parties is concentrated on three and four related parties, respectively, which are engaged in solar industry in the People’s Republic of China (“PRC”) and overseas countries and amounted to approximately USD14.1 million and USD10.7 million, representing 79.2% and 73.2%, respectively, of the Group’s total balances from related parties.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2015
Trade and other payables	N/A	42,636	—	—	—	42,636	42,636
Amounts due to other related parties	N/A	7,606	—	—	—	7,606	7,606
Borrowings— variable rate	3.31%	823	883	948	10,764	13,418	12,329
Borrowings— fixed rate	3.80%	15,672	—	1,762	79,988	97,422	88,837
		66,737	883	2,710	90,752	161,082	151,408
At December 31, 2016
Trade and other payables	N/A	18,668	—	—	—	18,668	18,668
Amounts due to other related parties	N/A	7,512	—	—	—	7,512	7,512
Borrowings— variable rate	3.63%	843	1,133	1,133	10,200	13,309	11,162
Borrowings— fixed rate	4.13%	27,643	13,781	10,876	125,359	177,659	147,999
		54,666	14,914	12,009	135,559	217,148	185,341

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Group’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2015 and 2016 for arrangements with the Parties defined in details in note 30, as at December 31, 2015 and 2016. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Group expects to settle. The liquidity analysis for the Group’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2015
Other non-current liabilities	14.3%	12,540	13,087	9,395	98,472	133,494	89,480
At December 31, 2016
Other non-current liabilities	13.8%	14,698	14,818	15,251	204,264	249,031	133,553

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

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs

1) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD4,920 thousand and nil as at December 31, 2015 and December 31, 2016, respectively.	Level 3

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

2) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position	Other non-current liabilities—USD80,617 thousand and USD80,107 thousand as of December 31, 2015 and December 31, 2016, respectively.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 7% and 6% per annum for year 2015 and 2016, respectively. (Note 1) Estimated net change in electricity income and direct costs was taken into account based on management’s experience and knowledge of market conditions of the specific industries.

3) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position	Other non-current liabilities—USD882 thousand and USD829 thousand as of December 31, 2015 and December 31, 2016, respectively.	Level 3

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

4) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position	Other non-current liabilities—USD 3,061 thousand USD51,143 thousand as of December 31, 2015 and December 31, 2016.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 12% and 10.8% per annum for year 2015 and 2016 respectively. (Note 3)

5) Interest rate swaps designated in hedge accounting relationships (Note 29)	Borrowings— USD876 thousand and nil as at December 31, 2015 and December 31, 2016.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

6) Interest rate swaps not designated in hedge accounting relationships (Note 30)	Other non-current liabilities— USD511 thousand and USD1,225 thousand as at December 31, 2015 and December 31, 2016.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

7) Interest rate swaps not designated in hedge accounting relationships (Note 30)	Other non-current liabilities— nil and USD139 thousand as at December 31, 2015 and December 31, 2016.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

Note:

(1)                              A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD594 thousand and USD375 thousand as at December 31, 2015 and December 31, 2016, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD671 thousand and USD707 thousand as at December 31, 2015 and December 31, 2016, respectively.

(2)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD29 thousand and USD22 thousand as at December 31, 2015 and December 31, 2016, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD48 thousand and USD40 thousand as at December 31, 2015 and December 31, 2016, respectively.

(3)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD28 thousand and USD194 thousand as at December 31, 2015 and December 31, 2016, respectively.

The management of the Group considers that the carrying amounts of the other financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2014, December 31, 2015 and December 31, 2016.

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

36.       DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

During the two years ended December 31, 2015 and December 31, 2016, The Company had direct and indirect interests in the following subsidiaries:

					Proportion of nominal value
					of issued share
					capital/registered
		Establishment			capital held by the Company		Principal
Name	Region	date	Currency	Share capital	2015.12.31	2016.12.31	activities
Sky Solar Bulgaria Co EOOD	Bulgaria	02/07/2009	BGN	2,364,800	100	100	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar Power Ltd.	British Virgin Islands	23/09/2009	N/A	—	100	100	Holding entity
Sky Solar (Canada) Ltd.	Canada	13/04/2009	CAD	100,000	100	100	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Moktap Holdings Ltd.	Cyprus	09/03/2011	EUR	1,800	100	100	Holding entity
Neurlus Ltd.	Cyprus	16/12/2011	EUR	2,000	100	100	Holding entity
Sky Capital Advisory GmbH	Germany	15/06/2010	EUR	100,000	100	100	Holding entity
Sky Development Renewable Energy Resources S.A.	Greece	02/12/2009	EUR	1,260,000	100	100	Operating entity engaged in the construction, installation and management of solar parks
Sky International Enterprise Group Ltd.	Hong Kong	23/11/2007	HKD	10,000	100	100	Holding entity
Sky Solar Japan K.K.	Japan	16/10/2009	JPY	89,100,000	100	100	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	28/09/2009	EUR	12,500	100	100	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	18/05/2010	EUR	12,500	100	100	Holding entity
Energy Capital Investment S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Sky Solar Iberica S.L.	Spain	03/12/2009	EUR	1,200,000	100	100	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Capital America Inc. (Note b)	USA	23/07/2015	USD	1	100	100	Operating entity engaged in the development of solar parks

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

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Minimum lease payments paid under operating leases	2,295	1,095	4,040

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Within one year	4,862	4,040	4,468
In the second to fifth years inclusive	15,110	15,060	15,154
Over five years	54,932	52,698	79,172
	74,904	71,798	98,794

The Group as lessor

Operating leases relate to the investment property owned by the Group with lease term of 20 years. The lessee does not have an option to purchase the investment property at the expiry of the lease period. At the end of each reporting period, the Group had non-cancellable operating lease receivables as follows:

	At December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Within one year	182	182	196
In the second to fifth years inclusive	727	786	782
Over five years	2,761	2,838	2,585
	3,670	3,806	3,563

For IPP solar parks in certain countries consists of an operating lease, there is no minimum lease payment since all lease payment is contingent based on actual volume of electricity produced. The contingent rental income the Company recognized amounts to US$7.8 million and US$7.9 million for the year ended December 31, 2015 and 2016, respectively. Details of rental income are set out in note 5.

38.       CAPITAL COMMITMENT

	At December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	42,548	20,079	90,430

39.       RETIREMENT BENEFIT SCHEMES

The Group operated defined contribution schemes for its qualifying employees.

The total costs charged to profit or loss of approximately USD901 thousand, USD734 thousand and USD816 thousand represent contributions payable to these schemes by the Group in the year ended December 31, 2014, 2015 and 2016, respectively. As at December 31, 2015 and 2016, contributions of USD148 thousand and USD89 thousand due in respect of the year ended December 31, 2015 and 2016 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

40.       RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)                                 Sales to related parties

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	—	—	—
RisenSky Solar and its subsidiaries	253	323	254
China New Era	9	—	—
Oky Solar Holdings and its subsidiaries	1,517	4,119	525
Sky Global Solar S.A.	9	8	9
	1,788	4,450	788

(b)                                 Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Short-term benefits	1,255	2,413	1,630
Retirement benefit scheme contributions	60	121	99
Share-based payment expense	42,918	104	646
	44,233	2,638	2,375

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(c)                                    Interest charged by Beijing Sky Solar Investment and Sky Solar New Energy at a rate of 9.5% per annum, and charged by Sky Solar (Hong Kong) International at a rate of 12% per annum.

	Year ended December 31,
	2014	2015	2016
	Thousand USD	Thousand USD	Thousand USD
Beijing Sky Solar Investment Management Co., Ltd	117	165	—
Sky Solar New Energy Investment Limited	448	592	—
Sky Solar (Hong Kong) International Co., Ltd.	—	134	292
	565	891	292

(d)                                   During the years ended December 31, 2015 and December 31, 2016, a key management team member of a group entity provided personal guarantee to a group entity to facilitate the process of obtaining certain operating leases arrangements with amount of approximately USD254 thousand and nil, respectively.

(e)                                    During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of HK$10 million (approximately US$1.3 million) and 0.05% of gross revenue of the Group from the year ended December 31, 2014 onwards. During the year ended December 31, 2014, 2015 and 2016, the Group has accrued approximately USD 91 thousand, USD24 thousand and USD33 thousand using this trademark, respectively.

(f)                                     On June 1, 2014, the Company assigned the receivables from a third party with carrying amount of USD8.2 million to Sky Solar (Hong Kong) International Co., Ltd., at the consideration of USD9.6 million. The excess of USD1.4 million is considered to be shareholder’s contribution. Details of this transaction are set out in note c of the consolidated statement of changes in equity.

(g)                                    On October 1, 2015, the Group entered into an agreement with Mr. Su. to sell and transfer all the Group’s shares in a 100% owned subsidiary namely Sky Solar Investment Limited to Mr. Su. Detail information can be referred to Note 34 Disposal of a subsidiary.

41.       SUBSEQUENT EVENTS

In January 2017, Sonusco Limited and Neurlus Limited, subsidiaries of the Group, entered into share purchase agreements with A.W. Aktina Wind Limited, to sell all shares of companies based in Cypriot, all of which hold 20 operating solar parks in Greece with capacity of 23.0 MW. The total purchase price was about EUR39.7 million (USD41.9 million). These subsidiaries were reclassified as held for sale as of December 31, 2016. The transaction was completed in April 2017, and the Group recorded a gain about USD 416 thousand.

In January 2017, Energy Capital Investment II sarl (“ECI”), a wholly-owned subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. the (“Jade”), to sell its 25 preferred share in the capital of 1091187 B.C, Ltd. (“1091187”), with total purchase price of CAD4.0 million (USD3.0 million). 1091187 was incorporated with total capital of 75 common shares and 25 preferred shares, and owns Sky Solar (Canada) FIT 2 LP (“FTP 2LP”) and its 6 operating solar facilities.  The subsidiary was reclassified as held for sale as of December 31, 2016. The transaction was completed in January 2017, and the Group recorded a gain about USD 1.4 million.

On March 27, 2017, SSJ entered into share transfer agreement with Orix Holdings, to sell its equity interest in its associates, OKY Solar 1 K.K and OKY Solar Omuta K.K (Note 25), with the consideration of JPY1,068 million (USD9.18 million). This transaction was completed on March 29, 2017 and the Group recorded a gain about JPY 507 million (USD 4.4 million).