Form 20-F
period 2017-12-31
Sky Solar Holdings, Ltd.
filed 2018-04-27
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-36703

Sky Solar Holdings, Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 402, 4th Floor, Fairmont House No.8 Cotton Tree Drive, Admiralty Hong Kong Special Administrative Region People’s Republic of China
(Address of principal executive offices)

Contact Person:  Mr. Andrew Wang

Chief Financial Officer

Phone:  +852 3960 6548

Facsimile:  +852 3180 9399

Address:  Unit 402, 4th Floor, Fairmont House

No.8 Cotton Tree Drive, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	NASDAQ Stock Market LLC (the NASDAQ Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

419,546,514 Ordinary Shares were issued and outstanding as of December 31, 2017

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

SKY SOLAR HOLDINGS, LTD.

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2017

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

•                                          “DG” are to distributed generation;

•                                          “EPC” are to engineering, procurement and construction services;

•                                          “Euro” or “EUR” are to the legal currency of the 19 countries comprising the Eurozone;

•                                          “FIT” are to feed-in tariff(s);

•                                          “historical project affiliates” are to certain operating entities in which we have had or currently have non-controlling interests, ChaoriSky Solar Energy S.a r.l., RisenSky Solar Energy S.a r.l., China New Era International Limited, Oky Solar Holdings, Ltd., 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd., OKY Solar 1 K.K and OKY Solar Omut K.K;

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

•                                          “Silent Partner” are to the third party investor under the two silent partnership agreements entered into by Sky Solar Japan K.K., or SSJ, in September 9 2014.

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

The conversion of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was EUR1.2022 to US$1.00, JPY112.6900 to US$1.00, RMB6.5063 to US$1.00, CAD1.2517 to US$1.00 and HK$7.8128 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

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

•                                          our ability to manage the exit of the Silent Partner;

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

•                                          a putative shareholder class action against our company, our chief executive officer and chief financial officer and our directors; the ramifications of our recent senior management changes, including public perception that our future direction, strategy or leadership is uncertain, the implementation of the settlement agreement with our former chief executive officer and former chairman of the board, Mr. Weili Su, the resolution of disputes with our Silent Partner concerning our business in Japan and the costs and expenses and diversion of our management’s attention from our business related to all of the above;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income (expense) data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statements of financial position data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (expense) data for the year ended December 31, 2013 and 2014 and our selected consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.”

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2013	2014		2015	2016	2017
	(US$ in thousands, except for per share information or as otherwise noted)
Revenue
Related parties	5,564	1,788		4,450	788	286
Non-related parties	30,893	31,097		42,705	65,137	56,447
Total revenue	36,457	32,885		47,155	65,925	56,733
Cost of sales and services	(29,270)	(20,747)		(18,533)	(30,911)	(23,201)
Gross profit	7,187	12,138		28,622	35,014	33,532
Impairment loss on IPP solar parks	(21,645)	(1,549)		(1,835)	(2,151)	(5,221)
Provision on receivables	(3,521)	(2,200)		(1,071)	—	—
Selling expenses	(848)	(1,160)		(1,171)	(882)	(554)
Administrative expenses	(25,030)	(63,770	)(1)	(22,556)	(29,744)	(25,110)
Other operating income	484	6,293		197	13,163	2,068
Reversal of provision for other taxes	—	—		6,025	—	—
(Loss) profit from operations	(43,373)	(50,248)		8,211	15,400	4,715
Investment income	960	405		349	498	7,891
Other losses	(3,488)	(15,647)		(6,901)	(4,971)	(39,986)
Finance costs	(2,352)	(3,817)		(3,897)	(6,368)	(12,200)
Other expenses	(2,266)	(3,526)		—	—	—
(Loss) profit before taxation	(50,519)	(72,833)		(2,238)	4,559	(39,580)
Income tax (expense) credit	(3,372)	(910)		684	(1,277)	6,530
(Loss) profit for the year	(53,891)	(73,743)		(1,554)	3,282	(33,050)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(352)	(11,114)		(10,310)	(57)	5,579
Share of other comprehensive income of associates	—	—		—	136	—
Fair value loss arising from cash flow hedges	—	—		(680)	(446)	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—	—		—	1,126	—
Total comprehensive income	(54,243)	(84,857)		(12,544)	4,041	(27,471)
Earnings (loss) per share
Basic	(0.16)	(0.21)		0.00	0.01	(0.1)
Diluted	(0.16)	(0.21)		0.00	0.01	(0.1)
Earnings (loss) per ADS(2)
Basic	(1.28)	(1.66)		(0.03)	0.08	(0.8)
Diluted	(1.28)	(1.66)		(0.03)	0.08	(0.8)
Other Financial Data:
Adjusted EBITDA(3)	(12,038)	(1,232)		15,708	32,223	31,136

(1)                            Includes a one-time equity incentive fee expense of US$42.9 million in 2014.

(2)                            Each ADS represents eight ordinary shares.

(3)                            See “—Adjusted EBITDA” below.

Revenue Categories

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(US$ in thousands)
Electricity generation income(1)	8,020	22,205	35,479	53,658	53,614
Solar energy system sales	21,462	6,939	9,392	9,711	285
Other(2)	6,975	3,741	2,284	2,556	2,834
Total Revenue	36,457	32,885	47,155	65,925	56,733

(1)                            Represents revenue from selling electricity from IPP solar parks

(2)                            Represents revenue from the sale of solar modules and the provisions of O&M services.

Selected Consolidated Statements of Financial Position

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(US$ in thousands)
Current assets	122,861	95,496	80,973	166,168	138,402
Non-current assets	128,406	194,090	280,107	310,078	442,706
IPP solar parks	119,506	180,610	259,423	271,253	397,405
Total assets	251,267	289,586	361,080	476,246	581,108
Current liabilities	130,653	100,859	74,210	69,112	171,933
Non-current liabilities	22,510	64,978	174,151	273,212	302,947
Total equity	98,104	123,749	112,719	133,922	106,228

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

	As of and for the Year Ended December 31,
	2013	2014	2015	2016	2017
	(US$ in thousands)
(Loss) profit for the year	(53,891)	(73,743)	(1,554)	3,282	(33,050)
Adjustments:
Income tax expense (benefit)	3,372	910	(684)	1,277	(6,530)
Depreciation of property, plant and equipment	283	531	281	271	298
Depreciation of solar parks	4,395	6,177	9,229	14,208	14,272
Amortization	101	214	102	71	44
Share-based payment charged into profit or loss	4,576	43,941	1,389	997	(223)
Interest expenses	2,352	3,817	3,897	6,368	12,200
Impairment loss on IPP solar parks	21,645	1,549	1,835	2,151	5,221
Fair value changes of financial liabilities-FVTPL	—	9,646	5,686	2,957	39,105
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	—	—	585	641	(201)
IPO expenses	1,608	3,526	—	—	—
Reversal of provision for other taxes	—	—	(6,025)	—	—
Impairment on the receivable	3,521	2,200	1,071	—	—
Adjusted EBITDA	(12,038)	(1,232)	15,708	32,223	31,136

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

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our business operations in a number of countries and, as of December 31, 2017, had completed 377.2 MW of solar parks globally. As of December 31, 2017, we owned and operated 196.7 MW of solar parks as an IPP. In addition, as of December 31, 2017, we had 6.6 MW of solar parks under construction, 180.1 MW of shovel-ready projects and 245.7 MW of solar parks in pipeline in four countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

At the end of September 2014, five out of the ten general electricity utilities in Japan announced plans to temporarily suspend reviews of proposals from solar energy producers, such as us, due to a foreseeable shortage in their available power transmission capacity in light of the popularity of the FIT program. The five utilities in question are Kyushu Electric Power, Shikoku Electric Power and Okinawa Electric Power, which operate in the west of Japan, and Hokkaido Electric Power and Tohoku Electric Power, which operate in the northeast. Such temporary suspension has been lifted in exchange for the introduction of a new rule referred to as the “designated electric company system.” In cases where the interconnection amounts applied for have already surpassed or are expected to surpass available interconnection amounts under the current rules, electric companies will be able to use the “designated electric company system” to grant interconnection on the premise that such interconnection may be subject to uncompensated curtailment beyond 30 days or 360 hours per year. Installment of remote Power Co., Inc., Tohoku Electric Power Co., Inc., Hokuriku Electric Power Co., Inc., Chugoku Electric Power Co., Inc., Shikoku Electric Power Co., Ltd., Kyushu Electric Power Co., Ltd., and Okinawa Electric Power Co., Inc.) out of the ten general electricity utilities in Japan have been designated as “designated electric companies” for solar projects. While such uncompensated unlimited curtailment will not apply to projects that received the interconnection acceptance before the interconnection application amount surpassed the available interconnection capacity for each relevant electricity utility, we may still experience adverse effect in relation thereto and our future expansion options under the FIT program may be materially and adversely affected. In addition, the Ministry of Economy, Trade and Industry, or METI, introduced reform measures in April 2015, which amended the dates and criteria for electricity price determinations, added conditions under which a grid-connection agreement can be terminated, and introduced criteria for electricity price changes in relation to plants that change solar cells or increase capacity. Furthermore, an announcement was made in February 2016 regarding a cabinet decision concerning the “Amendment Bill for Partial Amendment of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (FIT Act), etc.” which was submitted in the 190th ordinary session of the Diet. On April 1, 2017, the Amendment of the FIT Act has been enacted. The Amendment of the FIT Act has drastically revised the FIT scheme in order to achieve the dual goal of “maximal implementation of renewable energy and suppression of burden by the citizens.” Some of the main points of the revision are establishing a new FIT approval (setsubi nintei) system in light of the incidence of non-operational projects, refining existing schemes in order to ensure the appropriate operation of business throughout the entire business period, setting targets on the mid- to long-term FIT price and disclosure of the FIT price for a multiple-year period, and revising the method of FIT price determination, for example, by implementing a bidding system and changing the entities that are obligated to purchase renewable electricity.

Furthermore, since the latter part of 2016, there have been certain notable changes in the Ontario government’s energy policy regarding PPAs. As a result, the second Large Renewal Project program (LRP II) was cancelled, and there will be no further rounds of FIT applications for renewable energy project applications in Ontario.  In addition, the outcome Ontario Provincial election scheduled for June 7, 2018 could result in additional uncertainty with the Ontario renewable energy sector.  Accordingly, Ontario is no longer a key market for obtaining future PPAs. However, other provinces in Canada have begun work on potential new programs to encourage greater use of renewable energy, potentially utilizing PPAs or otherwise.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether crystalline silicon photovoltaic (“CSPV”) cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigations are not country specific. They involve imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) are causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned are subject to the safeguard measures established in the U.S. President’s final result, which includes that the CSPV cells and modules imported will be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. The final decision of the Section 201 Investigation may directly lead to an increase in the cost of U.S. solar power projects, which may lead to an overall reduction in our profitability.

To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

As we enter new markets in different jurisdictions and expand our business to new areas, we face different regulatory regimes, business practices, governmental requirements and industry conditions and we may spend substantial resources familiarizing ourselves with the new environment and conditions.

As we may enter new markets in different jurisdictions and expand our business to new areas, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. For example, as we are expanding further into the U.S. and China markets, additional risks and permitting delays, as well as, project development and timing issues in a highly regulated market may be significant.

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

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws. We face significant liabilities if we fail to comply with the FCPA and other anticorruption or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business. We may have direct or indirect interactions with officials and employees of government agencies. In the United States, we need to obtain various approvals, permits and licenses from the federal, state of local government agencies. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA, other applicable anticorruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of certain privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

The United States federal government currently offers a 30% investment tax credit (“Federal ITC”) under Section 48 of the U.S. Internal Revenue Code, for the installation of commercial solar power facilities whose construction commences by December 31, 2019. The Federal ITC declines to 26% for systems that commence construction by December 31, 2020 and to 22% for systems that commence construction by December 31, 2021. Solar parks that meet the deadlines above for the commencement of construction must be placed in service before January 1, 2024 to qualify for the credits at the levels set out above. Solar parks that do not meet the above described rules qualify for a 10% Federal ITC. Certain of our solar parks in operation utilized the Federal ITC and certain of our solar parks under construction will utilize the Federal ITC. Reduction in, or expiration of, the Federal ITC could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital needed for the construction phase of our solar projects in pipeline.

Under recently enacted tax reform legislation in the United States, the tax rates applicable to corporations in the United States have been substantially reduced, from a maximum rate of 35% to a maximum rate of 21%. This may result in the reduced demand of investors in investments in solar parks with Federal ITC, which may in turn increase our costs of capital to be used in constructing these projects.

We may explore business in new areas with the proceeds received from the disposal of our assets in Japan. For our business in new areas, we may face new competition. If we cannot successfully address the foregoing new challenges and compete effectively, we may not be able to recover costs incurred for developing and marketing our new business, and eventually achieve profitability from these businesses, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

Our limited operating history, especially with large-scale IPP solar parks, and certain recent events may make it difficult to judge our future prospects and results of operations.

We began our business in 2009 and have a limited operating history. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2015, 2016 and 2017, we derived 19.9% , 14.7% and 0.5 % of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2017, we had a total of 196.7 MW of IPP solar parks in operation with a carrying value of US$397.4 million. In 2015, 2016 and 2017, we derived 75.2%, 81.4% and 94.5% respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

Our rapidly evolving business and, in particular, our relatively limited operating history as an IPP, may not be an adequate basis for evaluating our business prospects and financial performance, and makes it difficult to predict the future results of operations. Our past success occurred in an environment where capital was readily accessible to our clients and economic incentives were more favorable for PV power in certain markets, such as Japan, Canada, Greece and Bulgaria. Therefore, period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar parks in a cost-effective and timely manner, expand our project pipeline and manage and operate solar parks that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

In addition, as a result of the putative securities class action that is more generally described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” we incurred substantial direct costs associated with ongoing legal proceedings in the United States, including fees and expenses of various professionals to advise us on this matter, including legal advisors, as well as substantial indirect costs to us resulting from the litigation, including potentially (in some cases), but not limited to distraction of management and staff from the core business to focus, and lost opportunities. We estimate that the total direct costs associated with the litigation were approximately $1.5 million for 2017.

On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. Also effective as of the same day, Mr. Su no longer served as our chief executive officer, or as director, officer, manager, legal representative or in any other management position of our subsidiaries or any other consolidated entities. On the same day, we set up a management committee, members of which include our directors Mr. Hao Wu, Mr. Xinhua Yu and Mr Xiaoguang Duan, and started to search for candidates for vacated management positions. On June 15, 2017, we established an independent committee consisting solely of our independent directors, who subsequently engaged a PRC law firm to investigate the conduct of our former chief executive officer and former chairman of the board, Mr. Weili Su, involving certain transactions and fund transfers, which appeared to lack proper board and audit committee authorization. On September 19, 2017, the PRC law firm concluded that the transactions and fund transfers between us and certain entities controlled by Mr. Su were not approved by the board or the audit committee, and in addition, there was insufficient documentary support of such fund transfer. As more fully described below in “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su,” we entered into settlement arrangements with our director and former chief executive officer, Mr. Su to resolve all potential claims by us against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against us in connection with Mr. Su’s employment at our company. The ramifications of our recent senior management changes, including public perception that our future direction, strategy or leadership is uncertain, the implementation of the settlement agreement with our former chief executive officer and former chairman of the board, Mr. Weili Su, and the costs and expenses and diversion of our management’s attention from our business related to all of the above.

We may not be able to manage the exit of the Silent Partner, including to secure financing for our purchase of, or to secure a third-party offer to purchase, the SSJ Silent Partnership Assets, which represented 43.7% of the carrying value of our solar projects, or to agree with the Silent Partner on any adjustment to percentage of distribution to the Silent Partner by the deadline under the silent partnership agreement.

The silent partnership agreement with our Silent Partner in Japan has an initial term until August 27, 2018. As of April 27, 2018, the SSJ Silent Partnership Assets included an aggregate capacity of 107.9 MW, which was greater than 10.79 MW. Therefore, our subsidiary SSJ is obligated to either (1) purchase these SSJ Silent Partnership Assets for a price agreed upon by an agent for the Silent Partner or (2) secure a third party offer to purchase these SSJ Silent Partnership Assets, which represented 43.7% of the carrying value of our solar projects as of December 31, 2017, and should notify the Silent Partner by May 27, 2018 of its intent to settle in either case. If the Silent Partner is able to secure a third party offer that is more attractive within 90 days of being so notified, SSJ shall transfer the remaining SSJ Silent Partnership Assets to such third party. If the Silent Partner not only does not agree with the offer made by SSJ but also fails to find a third party offer that is more attractive, the Silent Partner may elect to change the percentages of contribution to such percentages that will result in the Silent Partner enjoying a 15% cumulative IRR. The Silent Partner has demanded to make such adjustment, as a result of which we incurred fair value changes of financial liabilities — FVTPL in the amount of negative US$37.9 million in 2017. See “Item 4. Information on the Company — B. Business Overview — Featured Countries — Japan — Japan Silent Partnership.”

During the exit process as stated above,  we may not be able to secure the financing on favorable terms or at all, see “— Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms” to secure a third-party offer to purchase the SSJ Silent Partnership Assets on terms acceptable to Silent Partners. Even if we are able to secure financing for our purchase of, or to secure a third-party offer to purchase, the SSJ Silent Partnership Assets, the Silent Partner may not agree with such offer, or we may not agree with the Silent Partner on any adjustment to percentage of distribution, for example, to result in the Silent Partner enjoying a 15% cumulative IRR or the amount of final distribution to be made to Silent Partner by the deadline under the silent partnership agreement. In any of these cases we will be in breach of silent partnership agreement. Such breach will expose us to litigations, demand for damages and injunctive relief from Silent Partner, which will have a material adverse impact on our business, reputations, results of operations and financial conditions.

In addition, as the SSJ Silent Partnership Assets accounted for 43.7% of the carrying value of our solar projects as of December 31, 2017, to the extent they are sold to a third party and we are unable to efficiently deploy the proceeds from such sale remaining after distribution to the Silent Partner, our solar projects portfolio may be significantly affected, which will materially and adversely affect our business and financial results, including revenue from selling electricity from IPP solar parks.

We have been named as a defendant in a putative class action lawsuit and have been, and in the future may be, the target of other lawsuits, harassment or other hostile conduct by third parties, including malicious allegations, which could generate adverse publicity and harm our reputation and could adversely affect our business, financial conditions, results of operations, cash flows and the trading price of our ADSs.

We are currently involved in a putative securities class action and we have been, and in the future may be, the target of lawsuits, harassment, or other hostile conduct by third parties. Such conduct has in the past included, and may in the future include, shareholder class action lawsuits, malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, we will have to defend against the securities class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our reputation, business, financial condition, results of operation, cash flows and the trading price of our ADSs. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Furthermore, since the middle of 2017, our Silent Partner in Japan has sent us notices, which allege that we have breached certain terms of the silent partnership agreement. See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership.” Based on the advice of our Japanese counsel, we do not believe these allegations are reasonable, but nonetheless intend to amicably resolve the disputes with the Silent Partner to minimize the distraction of our management and disruption to our business. Any adverse outcome could have a material adverse effect on our reputation, business, financial condition, results of operation, cash flows and the trading price of our ADSs.

In addition, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., have sent letters threatening litigation, and certain of these claimants have sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) our failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) Mr. Su’s improper use of the proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our former chairman, Mr. Weili Su, and certain other shareholders in connection with the restructuring of Sky Solar Holdings Co., Ltd. Sky Solar Holdings Co., Ltd is not a party to the arbitration. Since the commencement of these proceedings, three of the six claimants have withdrawn their claims. As of the date of this annual report, this arbitration remains pending. We believe that these claims are without merit, and that these claimants may be attempting to extort economic benefits from us and our executives. Nevertheless, these allegations could become a significant distraction for our management. It is also possible that any such allegations against us or our executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Despite our belief that such claims are without merit, if any of these claimants were to prevail in any claim brought against us or against our executives or were to publicly disseminate any of these allegations, our reputation, business, financial conditions, results of operations, cash flows and the trading price of our ADSs could be adversely affected.

Other claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management. If we were found to be liable on any of claims made against us, we would incur a charge against earnings to the extent that a reserve had not been would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the installation and construction of our projects and other aspects of our operations. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive. Historically, we have used bank loans, proceeds from our IPO, and our own equity contribution to fund our project development. We expect to continue to expand our business with securities offerings and third-party financing options, including bank loans, equity partners, financial leases and securitization.

For example, we entered into a strategic partnership agreement with Hudson Clean Energy Partners, or Hudson, in September 2015 to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States. Our partners may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons. Conversely, we may fail to fully perform our obligations due to changing market conditions or other factors. In addition, there can be no assurance that we will be able to maintain such relationship or enter into new relationships. Any deterioration in our existing relationships or failure to enter into new relationships with suitable partners on commercially acceptable terms to finance our project developments may have an adverse impact on our growth prospects and future profitability.

In addition, in the first half of 2017, we issued preferred shares in the Canadian portfolio with an existing strategic partner and closed project financing for our projects in Uruguay. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms and our cost of capital.

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

In addition, historical project affiliates in which we have held non-controlling interests have secured financing from financial institutions where our affiliates’ other equity owners have acted as financial guarantors. The ability of our affiliates to obtain financing depends on the ability of our affiliates’ other equity owners to secure financing, provide acceptable guarantees for financing and comply with any applicable financial covenants. Due to our minority position, we may not be able to control the ability of the affiliate to comply with any applicable financial covenants or other obligations under the loan. See “Item 3. Key Information —D. Risk Factors—Risks Related to our Business and Industry—Disputes with our historical project affiliates’ other equity owners may adversely affect our business.”

Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. Additional funds may not be available on terms commercially acceptable to us. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives. We may from time to time offer additional securities, which may cause significant dilution. See “—We may issue additional ordinary shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our ordinary shares or ADSs. Hedging activities may depress the trading price of our ordinary shares.”

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

We are expanding our business into China, which may expose our business to new risks that may materially and adversely affect our future prospects and results of operations.

On December 23, 2014, we announced our intention to expand our business into the Chinese solar market, and although we expected to make our first investments in China during 2015, we delayed entry for various market condition. In March 2018, Suzhou Tianlian New Energy Limited, one of our subsidiaries, entered into a 25-year PPA with a wholly-owned subsidiary of Shenzhen Kaifa Technology Co., Ltd. to develop a 1.7 MW rooftop solar project in Suzhou, China, which is our first DG project in China. Our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including:

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

•                                          potential conflict with our module and other equipment suppliers as a result of our direct competition with certain of their downstream ventures; and

•                                          the enforcement of the deed of non-competition and right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his business in China. See “—We have entered into a deed of non-competition and right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his businesses in China, which may result in a transaction that is not on an arm’s length basis” and “—We rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark ‘Sky Solar.’ Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.”

If we are unable to effectively manage these risks, we may not be able to successfully execute our expansion plan in China and face a loss of the time, effort and capital invested there. We may not be able to manage our business growth strategy as planned and our results of operations may be adversely affected.

We have entered into a deed of non-competition and right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his businesses in China, which may result in a transaction that is not on an arm’s length basis.

We have entered into a deed of non-competition and right of first refusal with Mr. Weili Su (“Mr. Su”) whereby he promises that he and any company he controls will not engage in any business that competes with us and grants us the right of first refusal to purchase shares in his businesses in China in which he owns more than 50% of the voting shares in the event that Mr. Su receives from or otherwise negotiate with a third party a bona fide offer to purchase Mr. Su’s shares in any of the business and the sale of such shares will result in Mr. Su ceasing control of that business. We cannot assure you that we will be able to enforce the agreement or exercise the right of first refusal when Mr. Su wishes to sell his business interests in China. Moreover, the non-competition clause will terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) the time when Mr. Su ceases to be our largest shareholder and (iii) upon the mutual agreement of Mr. Su and our company to terminate the non-competition clause. In connection with the settlement agreement Mr. Su entered into with us, Mr. Su agrees to pay back to our company approximately US$15 million and failing this, authorize us to sell on behalf of him and/or transfer to our company the ADSs that he holds in our company to pay for such settlement amount. See “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su.” Therefore, in the event and to the extent Mr. Su fails to pay back to our company approximately US$15 million in correction with the settlement agreement, we may sell the shares held by Mr. Su and/or transfer to our company the ADSs that he holds in our company, which could result in Mr. Su ceasing to be our largest shareholder and hence, termination of the non-competition clause.

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

We rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark “Sky Solar.” Any improper use of these trademarks by us, our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are among the most important factor in marketing our services and operating our business. The trademark “Sky Solar,” or “天华阳光” in Chinese, is owned by an entity controlled by Mr. Su, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. Our license authorizes the use of the trademark in jurisdictions such as the United States, Chile, Japan, Greece, Bulgaria, South Africa, and Hong Kong, but we are not licensed to use the trademark in China, which may limit our ability to operate business in China. Under the trademark license agreement, we are required to pay 0.05% of our revenue, not exceeding HK$10 million, to this entity for the trademark license starting from 2014 at the end of each year. The trademark “Sky Solar” or “天华阳光” is also used by the entity, its subsidiaries and affiliated entities, which are controlled by Mr. Su. If the entity, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Sky Solar,” “天华阳光” or trademarks we use to develop our services and operations in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, if for any reason we are no longer able to use the “Sky Solar” or “天华阳光” trademark due to a dispute with the entity, or be found to have infringed the “Sky Solar” or “天华阳光” trademark in any jurisdictions, including China, or otherwise, our reputation, marketing ability, business and results of operations could be materially and adversely affected.

We may not be able to develop or acquire additional attractive solar assets to grow our business.

Our current business strategy includes plans to further grow our solar business by developing or acquiring additional solar assets. As part of our growth plan, we may acquire solar parks in various development stages through a competitive bidding process. We compete for project awards based on, among other things, pricing, technical and engineering expertise, financing capabilities, past experience and track record. It is difficult to predict whether and when we will be awarded a new solar park. The bidding and selection process is also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. Our competitors may have greater financial resources, a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar parks.

•                                          Other difficulties executing this growth strategy, particularly in new jurisdictions we may enter, include: accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

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

•                                          collecting FIT payments and other economic incentives as expected; and

•                                          transferring our permits and solar modules, and commercially operational solar parks at prices and on terms and timing that are acceptable to us.

We may not be able to find suitable sites for the development of solar parks.

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

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. For example, we entered the U.S. market in 2015, with the formation of Sky Capital America Inc. and have targeted the U.S. market as a market with high growth potential. We acquired 22.1 MW operating solar parks and 44.4 MW development stage permits in the U.S. in 2016. In March 2018, Suzhou Tianlian New Energy Limited entered into a 25-year PPA with a wholly-owned subsidiary of Shenzhen Kaifa Technology Co., Ltd. to develop, own and operate a 1.7 MW rooftop solar project in Suzhou, China. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel.

The industry experience, expertise and contributions of our senior management are essential to our continuing success. We will continue to rely on the contributions of our senior management, regional management and other key employees to implement our growth plans. If we were to lose the services of any of our senior management members and were unable to train or recruit and retain personnel with comparable qualifications, the management and growth of our business could be adversely affected.

On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. Also effective as of the same day, Mr. Su no longer served as our chief executive officer, or as director, officer, manager, legal representative or in any other management position of our subsidiaries or any other consolidated entities. On the same day, we set up a management committee, members of which include our directors Mr. Hao Wu, Mr. Xinhua Yu and Mr Xiaoguang Duan, and started to search for candidates for vacated management positions. On June 15, 2017, we established an independent committee consisting solely of our independent directors, who subsequently engaged a PRC law firm to investigate the conduct of Mr. Su, involving certain transactions and fund transfers, which appeared to lack proper board and audit committee authorization. On September 19, 2017, the PRC law firm concluded that the transactions and fund transfers between us and certain entities controlled by Mr. Su were not approved by the board or the audit committee, and in addition, there was insufficient documentary support of such fund transfer. On the same day, we entered into a settlement agreement with Mr. Su to resolve all our potential claims against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against us in connection with our employment of Mr. Su. See “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su.” The ramifications of these recent senior management changes, including public perception that our future direction, strategy or leadership is uncertain, the implementation of the settlement agreement with our former chief executive officer and former chairman of the board and the costs and expenses and diversion of our management’s attention from our business related thereto could materially and adversely affect our business, prospects, financial condition and results of operations.

Our success is also largely attributable to the qualified and experienced project development teams that we have been able to train, attract and retain in the past. We may not be able to continue to train, attract and retain high quality personnel, including executive officers, project development personnel, project management personnel and other key qualified personnel who have the necessary and required experience and expertise. In particular, as we enter new markets in different jurisdictions, we always face challenges to find and retain qualified local personnel who are familiar with local regulatory regimes and adequately experienced in project development and operations.

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

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2017 was fixed or specially fixed through PPAs for 100% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into fixed PPAs and sell based on the spot market price of electricity. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

Decreases in the spot price of electricity in such countries would render PV energy less competitive compared to other forms of electricity. For example, PV may no longer be in grid parity if the price of fossil fuels used for electricity generation decreased sufficiently. In this situation, our solar parks may no longer be profitable in that market and we may not be able to recoup the time and effort invested in applying for permits or developing solar parks. A reduction in electricity prices would render our solar parks less economically attractive. If the retail price of energy were to decrease due to any of these reasons, or others, our business.

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

In certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

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

We procure supplies for solar parks construction, such as PV modules and balance-of-system components, from third-party suppliers. We typically enter into contracts with our suppliers and contractors on a project-by-project basis or a project portfolio basis. We generally do not maintain long-term contracts with our suppliers. Although some of our EPC contracts allow us to reclaim additional costs incurred as a result of unexpected increases in procurement costs, we are still exposed to fluctuations in prices for our PV modules and balance-of-system components. The price for procuring PV modules may increase as a result of application of laws and regulations. For example, the final decision of Section 201 Investigation may directly lead to the increase of prices for the PV modules. See “-We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.” Increases in the prices of PV products or balance-of-system components or fluctuations in design, construction, labor and installation costs may increase the cost of procuring equipment and engaging contractors and hence materially and adversely affect our results of operations.

Solar project development and construction is challenging and may ultimately not be successful; solar parks in pipeline may not receive required permits, property rights, PPAs, interconnection transmission arrangements; and financing or construction of solar parts under construction may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our business, financial condition and results of operations.

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

Construction of our solar parks may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing PV modules, inverters or other materials. Obtaining full permits for our solar parks is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar parks in the pipeline. We may not be able to negotiate satisfactory engineering, procurement and construction agreements with third parties. Changes in project plans or designs, or defective or late execution may increase our costs and cause delays. Increases in the prices of PV products and balance-of-system components may increase procurement costs. Labor shortages, required construction permits could also delay or hinder the construction of our solar parks. A lack of proper construction permits or post-construction approvals could delay or prevent us from commencing operation and connecting to the relevant grid.

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

As an IPP, we generate electricity income primarily pursuant to FIT price support schemes or PPAs, which subjects us to counterparty risks with respect to electric utilities and regulatory regimes. Our FIT price support schemes and PPAs in one region or country are generally signed with a limited number of electric utilities. We rely on these electric utilities to fulfill their responsibilities for the full and timely payment of our tariffs. As we expand our DG business, we may sign PPAs with commercial and industrial (“C&I”) buyers directly. As C&I buyers generally have less credit worthiness than utilities companies, we may be exposed to increased risk in collecting our current and future electricity revenue. In addition, the relevant regulatory authorities may retroactively alter their FIT price support regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. For example, the Greek government passed a law in April 2014 reducing FIT currently in effect in existing contracts by roughly 30%, while imposing a discount on electricity already sold in 2013. In December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. In December 2013, the Bulgarian government imposed a 20% fee on revenue generated from PV and wind energy installations. Subsequently, the Constitutional Court of Bulgaria determined the fee to be unconstitutional, and renewable energy producers are no longer required to pay this fee. Furthermore, starting on July 24, 2015, all energy producers in Bulgaria shall pay monthly contributions in favor of the Electric Power Grid Security Fund amounting to 5% of their monthly revenues generated from electricity sold, VAT excluded. If the relevant government authorities, the local power grid companies or other counterparties or responsible parties do not perform their obligations under the FIT price support schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

Our results of operations may be subject to fluctuations.

Prior to 2013, we primarily generated revenue from selling permits, providing EPC services and selling commercially operational solar parks. In a given period, our revenue was affected by the limited number of solar parks that are under development and sold to third parties, and therefore subject to significant fluctuations. Although we currently derive a majority of our revenue from electricity sale from our solar parks, we will continue to develop, build and sell solar energy systems and solar parks from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods. To the extent that we continue to develop, build and sell solar energy systems, we may be exposed to similar risks going forward.

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

We currently are not subject to regulation as a utility company in any jurisdiction. Our business strategy includes plans to further grow our solar business by developing or acquiring additional solar assets. Operation of these solar parks and sales of electricity from such solar parks could change our regulatory position in certain jurisdictions in the future. Utility companies are typically subject to complex regulations at the local, state or national level in various jurisdictions, and these regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. If we were subject to regulation as a utility company, our operating costs could materially increase.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we continue to develop our IPP business. As of December 31, 2017, we had US$19.7 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$230 million in outstanding long-term bank borrowings (excluding the current portion).

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

As of December 31, 2017, our current liabilities of US$171.9 million, which included US$120.8 million other current liability due on August 27, 2018 under the silent partnership agreement in connection with our obligations to enable the exit of the Silent Partner by such deadline, exceeded our current assets by approximately US$33.5 million. In addition, in 2017, we had negative cash flow from operations of US$1.4 million and incurred net loss of US$33.1 million in 2017.  Furthermore, we have committed to capital expenditure of US$21.1 million in the next 12 months relating to the construction of solar parks contracted for but not provided in the consolidated financial statements as of December 31, 2017. Our principal sources of liquidity to date have been borrowings from banks and our shareholders, proceeds from our initial public offering and cash from our operations. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities.

We are in need of additional funding to sustain our business as a going concern. Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. For example, to satisfy our obligation to enable the exit of the Silent Partner by August 27, 2018, we are exploring the options of either seeking financing for our purchase of, or a third-party offer to purchase, the SSJ Silent Partnership Assets.  As of December 31, 2017, excluding the US$47.9 million current assets and US$120.8 million current liabilities in connection with the silent partnership agreement, our remaining other current assets of US$90.5 million were US$39.4 million higher than our remaining current liability of US$51.1 million. Furthermore, we have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, following project connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize the project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually has a term of over 15 years and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. We believe that our current operating IPP solar parks and projects under construction are highly liquid assets that can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due for the next 12 months.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2017. See “Item 15. Controls and Procedures.” In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2017, we and our independent public accounting firm identified three material weaknesses and other control deficiencies, each as defined in Audit Standard No. 5 published by the Public Company Accounting Oversight Board (United States), or PCAOB, in our internal control over financial reporting. As defined in Audit Standard No. 5, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to among other deficiencies, (i) insufficient accounting resources and process including implementations of policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, and (iii) lack of an independent internal audit function to perform management self-assessment on internal controls. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and other control deficiencies, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We have begun and plan to continue to take various measures to remediate the material weaknesses and other deficiencies identified. However, these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that we have identified or may identify in the future.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may need to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2017, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our director and former chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark “Sky Solar.” Any improper use of these trademarks by us, our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2015, we recorded net foreign exchange gain of US$0.4 million, primarily due to the appreciation of JPY. In 2016, we recorded net foreign exchange gain of US$1.2 million, primarily due to appreciation of the U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. In 2017 we recorded net foreign exchange gain of US$1.8 million, primarily due to the fluctuation of Euro. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro, JPY and CAD. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

If our independent registered public accounting firm ceases to be subject to inspections by the Public Company Accounting Oversight Board, or PCAOB, our investors may be deprived of the benefits of such inspections.

The independent registered public accounting firms operating in China, including our current and previous independent registered public accounting firms, are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Our previous and current independent registered public accounting firms are both located in China. Without the approval of the PRC authorities, PCAOB is currently unable to conduct inspections of certain independent registered public accounting firms in China, including our previous independent registered public accounting firm. Therefore, our current and previous auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Our senior management, directors, principal shareholders and affiliated entities have substantial control and influence over our corporate actions and business, and their interests may not be aligned with our other shareholders.

Our senior management, directors, principal shareholders and their affiliated entities beneficially own approximately 27.8% of our outstanding shares as of March 31, 2018. Our director and former chief executive officer, Mr. Su, has the ability to vote or the proxy to vote an aggregate of 24.5% of our outstanding shares. As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Mr. Su also controls the “Sky Solar” and “天华阳光” trademarks licensed to us, and holds solar parks in Greece and China under the “Sky Solar” and “天华阳光” brand that are not part of our company. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. Without Mr. Su’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders. Mr. Su may also take actions to prevent us from continuing to use the trademarks.

Our transactions with our historical project affiliates may not be on an arm’s length basis.

We have historically leveraged our historical project affiliates as vehicles to expand our business overseas through delivering our permit development capabilities, EPC services and O&M services to them. We have entered, and expect to continue to enter, into various transactions including sale of primary development rights and provision of EPC services with these affiliates, which historically contributed to a significant portion of our revenue. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates.” These affiliates were formed with the intention that our affiliates’ other equity owners who are module manufacturers, such as Risen, provide their modules to such affiliates and that we provide our permits and EPC services to the affiliate. In these transactions going forward, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms. Since we hold substantial interest in these affiliates and therefore have significant influence over these affiliates, there is a risk that any decisions or actions taken by either our affiliates or us in these transactions (including with respect to pricing, amendments, disputes or enforcement proceedings) may not be the same if we operated on an arm’s length basis.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs in November 13, 2014 with closing prices ranging from US$0.832 to US$12.72 per ADS as of April 26, 2018. The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs.

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

If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, including but not limited to the minimum bid price of at least $1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

Any potential delisting of our ADSs from the NASDAQ would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

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

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2017, we had 419,546,514 ordinary shares outstanding, including 6,353,750 ADSs sold in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. As of December 31, 2017, 221,802,288 of these remaining ordinary shares had been converted into ADSs. In addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. Based on the current and projected composition of our income and valuation of our assets, there is a significant risk that we will become a PFIC during our current taxable year. Our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder may be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the Holder does not file the appropriate form. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We are a Cayman Islands holding company and conduct all of our business through and derive all of our income from our investment holding subsidiaries and operating subsidiaries in various countries around the world. In 2007, our director and former chief executive officer, Mr. Su, already a successful businessman and founder of a few solar companies in China, made investments in Europe and began to develop renewable energy power parks in Germany, the Czech Republic and Spain. Beginning in 2009, he expanded his investments to Japan, Canada and the United States, focusing on the construction and operation of solar parks. A number of these ventures became part of our current operations.

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

We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. See “—B. Business Overview—Our IPP Solar Parks” and “—B. Business Overview—Featured Countries.”

Our legal and commercial name is Sky Solar Holdings, Ltd. Our principal executive offices are located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. Our telephone number at this address is + 852 3960 6548 and our fax number is + 852 3180 9399. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.skysolarholdings.com.

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

B.                                    Business Overview

OVERVIEW

We are a global IPP. We develop, own and operate solar parks and generate revenue primarily by selling electricity. We have focused on the downstream solar market since our inception and have developed projects primarily in Asia, South America, Europe and North America. We believe our broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. We aim to expand our current operations such as those in Japan, Chile, Uruguay, China, Canada and the United States and establish operations in other select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. By design, we focus on the downstream PV segment, and as a result, we are technology agnostic and we can customize our solar parks based on local environmental and regulatory requirements.

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

As of December 31, 2017, we developed 318 solar parks with an aggregate capacity of 377.2 MW in Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States and Uruguay. Under our IPP revenue model, we owned and operated 196.7 MW of solar parks, including 96.3 MW in Japan, 5.6 MW in the Czech Republic, 0.2 MW in Canada, 0.9 MW in Spain, 22.1 MW in the United States and 71.6 MW in Uruguay. A majority of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, as of December 31, 2017, we had more than 400 MW of solar projects in various stages of development in countries such as Chile, Japan, Canada and the United States, consisting of 6.6 MW under construction, 180.1 MW of shovel-ready projects and approximately 250 MW of solar parks in pipeline. We classify 143.6 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, Chile, Canada, the United States and China which we recently entered with our first DG project.

On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. Also effective as of the same day, Mr. Su no longer served as our chief executive officer, or as director, officer, manager, legal representative or in any other management position of our subsidiaries or any other consolidated entities. On the same day, we set up a management committee, members of which include our directors Mr. Hao Wu, Mr. Xinhua Yu and Mr Xiaoguang Duan, and started to search for candidates for vacated management positions. On April 5, 2018, we confirmed the assumption of the principal executive officer functions by Dr. Wu acting on behalf of the management committee.

On June 15, 2017, we established an independent committee consisting solely of our independent directors, who subsequently engage a PRC law firm to investigate the conduct of our former chief executive officer and former chairman of the board, Mr. Weili Su, involving certain transactions and fund transfers, which appeared to lack proper board and audit committee authorization. On September 19, 2017, the PRC law firm concluded that the transactions and fund transfers between us and certain entities controlled by Mr. Su were not approved by the board or the audit committee, and in addition, there was insufficient documentary support of such fund transfer. On the same day, we entered into a settlement agreement with Mr. Su to resolve all our potential claims against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against us in connection with our employment of Mr. Su. For impacts and ramifications of these developments relating to our senior management, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel,” “Item 5. Operating and Financial Review and Prospects—Major Components of Our Results of Operations” and “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions”

Our revenue was US$47.2 million, US$65.9 million and US$56.7 million in 2015, 2016 and 2017, respectively. Our gross profit was US$28.6 million, US$35.0 million and US$33.5 million in 2015, 2016 and 2017, respectively. We incurred losses of US$1.6 million in 2015, and gains of US$3.3 million in 2016 and losses of US$33.1 million in 2017. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2015 to 2016 and to 2017, our revenue from selling electricity from IPP solar parks changed from US$35.5 million to US$53.7 million and to US$53.6 million, representing 75.2%, 81.4% and 94.5% of our revenue, respectively. The total capacity of our IPP solar parks was 128.6MW, 159.8 MW and 196.7MW, and the total carrying value of our IPP solar parks was US$259.4 million, US$271.3 million and US$397.4 million as of December 31, 2015, 2016 and 2017, respectively.

OUR IPP SOLAR PARKS

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Bulgaria, the Czech Republic, Spain, Uruguay, Canada and the United States, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market.

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

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2017:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity (MW)	Installation (ground- mounted or rooftop- mounted)	FIT Terms(1)	Price of Electricity (per kWh)	Contract Life	Counterparties
Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY32-40	20 years	Tokyo Electric; North East Electric; Hokkaido Electric; Kyushu Electric;
	2013Q2	1	100%	2.4	Ground
	2013Q3	2	100%	3.9	Ground
	2013Q4	3	100%	4.4	Ground
	2014Q1	1	100%	2.0	Ground
	2014Q2	4	100%	5.4	Ground
	2014Q4	4	100%	7.9	Ground
	2015Q1	16	100%	26.4	Ground
	2015Q3	9	100%	12.3	Ground
	2015Q4	8	100%	11.9	Ground
	2016Q1	3	100%	6.3	Ground
	2016Q3	2	100%	3.7	Ground
	2016Q4	6	100%	7.5	Ground
	2017Q2	2	100%	1.6	Ground
Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate(2)	EUR0. 45-0.47	20 years	CEZ Distribuce a.s.; E. ON Distribuce; CEZ Prodej s. r. o.
	2010Q2	1	100%	1.0	Ground
	2010Q3	1	100%	2.3	Ground
Canada	2014Q4	2	100%	0.2	Rooftop	Fixed	CAD 0. 713	20 years	IESO(3)
Spain	2010Q2	10	100%	0.7	Rooftop	No PPAs	EUR0.25	N/A	Iberdrola
	2010Q4	2	100%	0.2	Rooftop
The United States	2014Q4	1	100%	0.1	Rooftop	Fixed	US$0 21	20 years	Private Business
	2016Q3	23	100%	22.0	Ground			20 years
Uruguay	2015Q3	1	85%	8.0	Ground	Fixed in each term	US$0.13	20 years	Private Business
	2017Q3	5	85%	63.6
Total				196.7

(1)                                  Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs

(2)                                  The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

(3)                                  The Independent Electricity System Operator (“IESO”) is the successor entity to the Ontario Power Authority.

*                                          As of December 31, 2017, we owned four solar parks totaling 3.6 MW through our minority equity positions in RisenSky Solar Energy S.a r.l., which we operated and maintained. In 2017, these IPP solar parks received approximately 1,188 to 1,405 radiation hours. We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2017:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	Scheduled Commercial Operation Date	PPA Terms
			(MW)
Japan	Sky Solar 100%	4	6.6	Ground	2018Q1	20 years fixed FIT
Total		4	6.6

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2017:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/ Rooftop	PPA Terms
Japan(1)	Sky Solar 100%	23	114.7	Ground	20 years fixed FIT
Canada	Sky Solar 100%	1	0.1	Rooftop	20 years fixed FIT
Chile(2)	Sky Solar 100%	4	65.3	Ground	specially stated in PPAs
Total		28	180.1

(1)                                 In Japan, after securing a site and applying for zoning and environmental permits, we seek a Facility Certification from the energy authority. We may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has been completed. In addition, we normally submit certain administrative notifications at the time we receive funding. As of December 31, 2017, 23 of our shovel-ready projects representing a total of 114.7 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

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

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline
	(MW)
North America	25.5	21.3	6.9
Latin America	96.8	—	—
Asia	—	—	95.2
Total	122.3	21.3	102.1

OUR SOLAR ENERGY SYSTEM SALES BUSINESS

Solar Energy System Sales consists of our provision of Pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2015		2016		2017
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	—	—	23.0	20
North America
Canada	1.7	5	9.2	17	1.6	6
Asia
Japan	—	—	—	—	0.5	6
Total	1.7	5	9.2	17	25.1	32

FEATURED COUNTRIES

Japan

We entered the Japanese market in 2009. As of December 31, 2017, we owned and operated 62 IPP solar parks totaling 96.3 MW, which are located in Tokyo, Kyushu, Hokkaido and Tohoku. In 2017, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 6.6 MW of solar parks under construction and 114.7 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 95.2 MW of solar parks in our pipeline in Japan. In Japan, our projects eligible for FIT 1 included 84.2 MW in operation, 2.3 MW under construction and 18.7 MW shovel-ready, and our projects eligible for FIT 2 include 12.1 MW in operation, 4.3 MW under construction and 50.8 MW shovel-ready projects, and our projects eligible for FIT 3 include 45.2 MW shovel-ready as of December 31, 2017. We cooperated with Renova, a listing company in Japan, and NEC Capital, to invest in a 40.8 MW project in Japan on March 30, 2018. We invested JPY529 million (US$4.7 million) for 45% of the distribution of profit or loss on such project. This project is expected to complete in October 2021.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2017, 23 of our shovel-ready projects representing a total of 114.7 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

Japan Silent Partnership

Sky Solar Japan K.K., or SSJ, our wholly owned subsidiary in Japan, entered into two silent partnership agreements on September 9, 2014 with two groups of third party investors, or the Silent Partners, pursuant to which the Silent Partners provided financing and SSJ was to develop and operate certain solar parks in Japan, or the SSJ Silent Partnership Assets. On August 28, 2015, the two silent partnership agreements were amended and restated. On the same day, one of the two Silent Partners transferred its interests in the silent partnership to the other Silent Partner, which is, currently serving as the sole Silent Partner under the two silent partnership agreements.

In accordance with the agreements, SSJ contributed solar power projects with an agreed valuation of approximately JPY5.2 billion (US$46.1 million) pursuant to the original agreements and solar power projects with an agreed valuation of approximately JPY4.1 billion (US$36.4 million) pursuant to the amended agreements, which means that SSJ has contributed solar power projects with an agreed valuation of approximately JPY9.3 billion (US$82.5 million) in total so far. The Silent Partner contributed JPY9 billion (US$79.0 million) in cash, including JPY5 billion (US$43.5 million) in cash pursuant to the original agreements, and JPY4 billion (US$35.5 million) in cash pursuant to the amended agreements, JPY2 billion (US$17.7 million) of which would be used by SSJ to extend a loan, or upstream loan, of the same principal amount to Sky International Enterprise for, among others, the development of certain PV projects in Asia and the Americas, and the remaining JPY2 billion (US$17.7 million) of which would be used by SSJ to continue executing project pipelines in Japan. The upstream loan is secured by a pledge of all shares held by Sky International Enterprise in SSJ. As a result of these contributions, the SSJ and Silent Partner’s original distribution percentages were 51.07% and 48.93%, which may be adjusted subsequently, for example, to result in the Silent Partner enjoying a 15% cumulative IRR under the silent partnership agreement. There were a total of 67 contributed solar parks with an aggregate capacity of 107.9 MW, consisting of approximately 87.2 MW which were completed and in operation and approximately 20.7 MW shovel-ready as of December 31, 2017.

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

Upon the completion of the solar power projects, SSJ is expected to transfer the ownership of one or more of the completed projects to a special purpose company formed by it or other third parties to recover the investments. Upon such transfer, it is contemplated that the Silent Partner and SSJ will receive the distributable profits derived from the proceeds of such transfer pursuant to their respective percentages of contribution. As of April 27, 2018, the SSJ Silent Partnership Assets included an aggregate capacity of 107.9 MW, which was greater than 10.79 MW. Therefore, our subsidiary SSJ is obligated to either (1) purchase these SSJ Silent Partnership Assets for a price agreed upon by an agent for the Silent Partner or (2) secure a third-party offer to purchase these SSJ Silent Partnership Assets, to enable the exit of the Silent Partner by August 27, 2018, and should notify the Silent Partner by May 27, 2018 of its intent to settle in either case. If the Silent Partner is able to secure a third party offer that is more attractive within 90 days of being so notified, SSJ shall transfer the remaining SSJ Silent Partnership Assets to such third party. If the Silent Partner not only does not agree with the offer made by SSJ but also fails to find a third party offer that is more attractive, the Silent Partner may elect to change the percentages of distribution to such percentages that will result in the Silent Partner enjoying a 15% cumulative IRR. The Silent Partner has demanded to make such adjustment, as a result of which we incurred fair value changes of financial liabilities — FVTPL in the amount of negative US$37.9 million in 2017.

The term of the silent partnership expires on August 27, 2018. Certain obligations of SSJ and the Silent Partner, including the obligation of SSJ to enable the exit of the Silent Partner as described above, shall survive the termination. We have been exploring options of either seeking financing sources or interested buyers for the SSJ Silent Partnership Assets. For risks related to the liquidation, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may not be able to manage the exit of the Silent Partner, including to secure financing for our purchase of, or to secure a third-party offer to purchase, the SSJ Silent Partnership Assets, which represented 43.7% of the carrying value of our solar projects, or to agree with the Silent Partner on any adjustment to percentage of distribution to the Silent Partner by the deadline under the silent partnership agreement.”

Since the middle of 2017, our Silent Partner in Japan has sent us notices, which allege that we have breached certain terms of the silent partnership agreement. Based on the advice of our Japanese counsel, we do not believe these allegations are reasonable, but nonetheless intend to amicably resolve the disputes with the Silent Partner to minimize the distraction of our management and disruption to our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have been named as a defendant in a putative class action lawsuit and have been, and in the future may be, the target of other lawsuits, harassment or other hostile conduct by third parties, including malicious allegations, which could generate adverse publicity and harm our reputation and could adversely affect our business, financial conditions, results of operations, cash flows and the trading price of our ADSs.”

Chile

We entered the Chilean market in 2011. As of December 31, 2017, we had 65.3 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 96.8 MW of advanced pipeline in our Chilean pipeline. In 2017, these solar parks received approximately 1600 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years. Continued reduction of EPC costs related to our Chilean projects are driving more favorable project economics.  In 2017, we have extend our presence into the DG opportunities. We have acquired 24 MW shovel ready DG permits, expecting to be connected in year 2019.

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

China

We announced our entry into the China market in December 2014. Due to various market conditions, we continued to evaluate opportunities in China but made no acquisitions or investments throughout 2015, 2016 and 2017. In January 2017, we established Wuxi Tianlian New Energy Development Co., Ltd, through which entity we expect to develop and invest DG projects in China. In March 2018, Suzhou Tianlian New Energy Co., Ltd, which is 100% held by Wuxi Tianlian New Energy Development Co., Ltd, entered into a 25-year PPA with a wholly-owned subsidiary of Shenzhen Kaifa Technology Co., Ltd. To develop, own and operate a 1.7 MW rooftop solar project in Suzhou, China. We anticipate the development of the project to be completed by the end of 2018. Upon completion, Shenzhen Kaifa Technology Co., Ltd. Will purchase more than 85% of the electricity generated from the project, with the balance being sold to the State Grid. This marked our first DG project in China.

We currently derive a majority of our revenue from electricity sale from our owned and operated solar parks, and be oriented to develop self-use industrial and commercial spare-net projects, household projects, and poverty alleviation projects, through both independent development and collaborations. We also intend to own fully operational solar assets, as well as solar energy system sales assets to external third parties, which are mainly state-owned conglomerates and public companies. We will continue evaluate acquisition targets to build the operating assets in China and explore the multi-energy complementary energy solutions including PV power generation with energy storage, smart micro-grid, and other forms of energy based on PV.

We consider China a core growth area going forward, where our primary focus will be on the DG market.

Uruguay

We entered the Uruguayan market in 2012. As of December 31, 2017, we owned and operated 71.6 MW solar parks, 63.6 MW of which were connected in September 2017. In 2017, these solar parks received radiation of approximately 1,600 to 1,700 hours per year.

We consider Uruguay to be a core growth area going forward.

Canada

We entered the Canadian market in 2009. In 2017, we had completed and sold 1.9 MW of solar systems in Canada pursuant to third party transactions. As of December 31, 2017, we fully owned two rooftop solar projects totaling 0.2 MW and held a partial interest in a further one rooftop solar project totaling 0.5 MW. Additionally, we had 9.3 MW in other pipeline in Canada.

In September 2016, we sold 2.01 MW of operating rooftop solar projects in Canada to a third party, followed by an additional sale of a 480kW operating rooftop solar project to that same third party in November 2016. In the last quarter of 2016, we sold 575kW of operating rooftop solar projects in Canada pursuant to another third party transaction. The proceeds from these sales have been, and are expected to continue to be, used for operating expenses of our Canadian operations. In September 2016, we sold 25% interest of 6.13 MW of operating rooftop solar projects in Canada subject to the terms and conditions of a shareholder agreement to a third party investor. In January 2017, we also sold 25% interest of a further 1.62 MW of operating rooftop solar projects in Canada subject to the terms and conditions of a shareholder agreement to the same third party investor. The proceeds from these third-party investment transactions were initially used primarily to retire construction debt associated with those projects, with the remaining proceeds to be used for operating expenses and investment activities of our Canadian and U.S. operations. Going forward, the revenues generated from these transferred assets will be applied primarily towards cash distribution commitments to the third party investor, which will terminate upon a specific level of return being met.

In 2017, our operating solar parks in Canada received radiation of approximately 1,150 kwh/kw. Our projects and large renewable procurement contracts in Canada sell electricity to utility companies via the IESO.

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

United States

We entered the US market in 2015, with the formation of Sky Capital America Inc. Through this subsidiary, we have been evaluating and pursuing potential opportunities to acquire secondary permits and operating solar park assets. We have brought on additional personnel and resources to develop, analyze and execute significant pipeline opportunities. In 2017, our wholly-owned subsidiary, Sky Capital America Inc., made a strategic investment in AmberWave Inc., a silicon-based Building Integrated Photovoltaic, or BIPV, technology company.

As of December 31, 2017, we owned and operated 24 solar parks in the United States totaling 22.1 MW. Additionally, we had 25.5 MW of solar parks in advanced pipeline and 18.9 in other pipeline in the United States. Further, we closed on 25 MW of permit acquisitions in 2017.

We are combining United States and Canada operation as North America region and are continuing evaluating and pursuing additional opportunities to either acquire US projects for our development pipeline or through joint venture or other arrangements. We expect it will be a core growth area going forward.

In addition, we are also exploring new applications of solar energy, or other source of renewable energy, which we believe can bring us new business opportunities in the future:

Remote and Mining Micro-Grid

The combination of utility-scale solar energy with energy storage may have significantly cost advantage compare to the oil-based source of energy, for mining business in remote communities.  We are exploring the business opportunities in the North America region.

Energy Storage with Solar Energy in Commercial Market

Many commercial customers are face increasing or unpredictable energy costs due to outages, peak load costs and the time of use costs. The combination of solar energy and energy storage has been recognized as one of the solutions to manage the energy cost. We are working with some potential commercial partners and exploring the business opportunities.

Electric Vehicles

The continuously growing of EV market is driving the vehicle batteries cost down, and is also creating a growing market for the batteries recharging business.  With that growth, we are exploring business opportunities that Solar Energy to be applied for the EV batteries recharging process.

Anaerobic Digestor (AD)

In multiple states, oncoming legislatively-driven mandates to divert organics from landfills are forcing many companies and Municipalities to seek alternative disposal methods. AD technology can convert these wastes into a baseload renewable energy and can decrease disposal trucking and tipping fees while at the same time providing a source of revenue and offsetting energy needs.

Strategic Partnership with Hudson Clean Energy Partners

In September 2015, we, through our wholly-owned subsidiary Energy Capital Investment S.à.r.l., formed a strategic partnership with Hudson Clean Energy Partners, or Hudson. Hudson is a private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy.

As part of this partnership, Hudson has committed to invest US$50 million by way of convertible notes to fund our construction of approximately 84.2 MW of solar projects in Uruguay as well as the acquisition of approximately 22 MW of operating solar assets in the United States. The convertible notes will mature on the earlier of (i) the twentieth anniversary of the initial amortization date and (ii) August 19, 2036. The initial amortization date in this context refers to the earlier of (i) the date which is nine months after the date on which a project enters into full commercial operation, achieves preliminary acceptances, achieves technical acceptance or achieves other similar milestones, as determined in accordance with the primary construction contract(s) for such project and (ii) twenty-four months after the convertible note purchase date. According to the convertible notes documents, a portion of outstanding amount of the notes and interests equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company can be converted into holding company or project company equity owned by Hudson. This conversion feature contemplates a 49% stake in the holding company which owns the 22 MW of United States projects and a 34% to 49% stake in the project companies which own the 84MW of the Uruguayan projects. If an equity conversion has not occurred or is delayed by the dates determined by the notes associated with the relevant project, we shall repay the principal and interest on a semi-annually basis according to the applicable note repayment schedule.

In addition, Hudson and we have also agreed to collaborate on identifying and acquiring suitable renewable assets in the United States and Japan. In light of the current spot market environment in Chile, including diminished spot pricing curve, we and Hudson are evaluating our strategies in Chile.  We are currently evaluating several DG opportunities in Chile.

As of December 31, 2017, Hudson had funded US$48.2 million under these convertible notes to fund the transaction costs in connection with the Hudson partnership.

Czech Republic

We entered the Czech market in 2009. As of December 31, 2017, we owned and operated three IPP solar parks totaling 5.6 MW. In 2017, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Spain

We entered the Spanish market in 2009. As of December 31, 2017, we owned and operated 12 solar parks totaling 0.9 MW in Spain. In 2017, these solar parks received approximately 1,100 to 1,300 radiation hours.

We do not foresee obtaining a significant number of development solar parks in our pipeline in Spain. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

Greece

We entered the Greek market in 2009. On January 12, 2017, we entered into share purchase agreements with A.W. Aktina Wind Limited, a non-affiliate of us. Pursuant to this agreement, the buyer shall purchase all equity interest in 23.0 MW of solar projects from our wholly-owned subsidiaries in Greece for a total purchase price of EUR39.7 million. This transaction was closed in April 2017. As of December 31, 2017, we did not own or operate any IPP solar parks, or have any shovel-ready projects ready to be developed or any solar parks in our pipeline in Greece.

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

As of December 31, 2017, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to decrease going forward, as we ramp up acquisitions and secondary permit development.

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

Debt financing for our solar parks in the Czech Republic, Canada, United States and Japan is typically obtained from local banks. For example, in December 2015, we entered into project-specific facility agreements with total amount of CAD23.2 million (US$16.8 million) with a bank in Canada. In 2015, we entered into facility agreements with total amount of JPY 2,300,000,000 (US$19.1 million) with a bank in Japan. In 2016, we entered into facility agreements with total amount of JPY 6,223,601,618 with local banks in Japan. In 2017, we entered into facility agreements with US$20.7 million for our projects in the United States with banks in the United States.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area as well as international financing sources. In July 2015, debt financing application for six of our projects in Uruguay was officially approved by Inter-American Development Bank, with total amount of US$82.3 million, which was secured in part with equity from a strategic partner. In 2016, we closed such project financing, and US$$84.9 million had been drawn down as of December 31, 2017.

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

Our Historical Project Affiliates

We have historically formed project affiliates for solar park co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long-term potential of the IPP solar parks. As of the date of this annual report, we or Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, held equity interests or are currently holding equity interests in eight affiliates, ChaoriSky Solar Energy S.a r.l., RisenSky Solar Energy S.a r.l., China New Era International Limited, Oky Solar Holdings, Ltd., 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd. and its subsidiaries, OKY Solar 1 K.K and OKY Solar Omut K.K. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
RisenSky Solar and its subsidiaries	323	0.7	254	0.4	277	0.5
Oky Solar Holdings and its subsidiaries	4,119	8.7	525	0.8	—	—
Sky Global Solar S.A.	8	0.0	9	0.0	9	—
Total	4,450	9.4	788	1.2	286	0.5

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2017, RisenSky had completed 12.3 MW of solar parks in Bulgaria.

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

Facilities

Our principal executive offices are located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. We also have 8 leased offices in the China, Japan, Greece, Canada, Chile, Uruguay, Bulgaria and the United States.

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

Although we develop and operate solar parks all over the world, our current solar park development business is primarily based in Japan, Canada, Uruguay, Chile, Bulgaria, and the United States and as such, we are primarily governed by and especially sensitive to the laws and regulations of such jurisdictions, including the following:

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

Whether a power generation project to be conducted by a solar park operator falls under a Power Generation Business (as defined below) depends on its capacity and supply destination.

A Power Generation Business is defined as a power generation business that generates more than 10,000 kW of the maximum connected electricity in total for the use of a retail electricity business, a general power transmission and distribution business, or a specified power transmission and distribution business in its power generation facility which meets the following requirements (i) to (iii) (“Specified Electric Facility for Power Generation”): (i) output capacity is more than 1,000 kW; (ii) electricity for the use of a retail electricity business, etc. is more than 50% of the output capacity (or more than 10% if the output capacity is more than 10,000 kW); and (iii) the quantity of electricity for the use of a retail electricity business, etc. is expected to be more than 50% of the quantity of the generated electricity (kWh) (or more than 10% if the output capacity is more than 10,000 kW).

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

Feed-in Tariff

The FIT scheme is established by The Act on Special Measures concerning the Procurement of Renewable Electric Energy by Operators of Electric Utilities, or the FIT Act.

Under the FIT Act, electric utility operators are obliged to enter into PPAs and interconnect their electric transmission and other electricity facilities with power generation facilities with suppliers of renewable electricity only when the suppliers of renewable electricity obtain the license from, and comply with other requirements of, METI. On an annual basis, METI is to set the electricity price for the contracts during such term and to report the same to the Diet.

Certification. In order to participate in the FIT scheme, under the amended Act on Special Measures Concerning Procurement of Renewable Electric Energy by Operators of Electric Utilities, certification of business plan is required pursuant to Article 9 under FIT Act, and, for the certification, a business plan is required to meet the following requirements:

•                                          The content of the business plan conforms to the standards prescribed by the Ordinance of METI;

•                                          The business plan is expected to be implemented smoothly and certainly;

•                                          The facility for supplying renewable electricity conforms to the standards prescribed by the Ordinance of METI;

•                                          The method of generating electricity conforms to the standards prescribed by the Ordinance of METI; and

•                                          METI  may reject the application for the certification in cases where METI finds that the business plan does not meet the requirements.

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

•                                          General electricity utilities are allowed to terminate a grid-connection agreement, if (i) a solar energy producer does not start its output operation on the commencement date provided for in the grid-connection agreement without exceptional reasons or (ii) a solar energy producer does not pay, within one month of the conclusion date of the grid-connection agreement, the construction fee provided for in the agreement; and

•                                          In addition to Hokkaido Electric Power, six general electric utilities (Tohoku Electric Power, Hokuriku Electric Power, Chugoku Electric Power, Shikoku Electric Power, Kyushu Electric Power and Okinawa Electric Power) are newly allowed to enter into a grid-connection agreement, where those general electricity utilities may restrict output hours of each solar energy producer by longer than 360 hours per year in cases where the interconnection amounts applied for to such electricity utility have already surpassed or are expected to surpass available interconnection amounts of such electricity utility under the current rules.

In order to execute an electricity supply agreement with an operator of electric utilities under the FIT Act, a written application detailing the outline of solar power electricity, the format of which is usually prepared by the operator of electric utilities must be submitted to the operator of electric utilities, after which such operator will approve the application unless there is “a likelihood of unjust harm to the benefit of operators of electric utilities” or “a just reason as set forth in the FIT Act.”

Furthermore, the FIT Act was revised and the revisions came into force on April 1, 2017. In this regard, if a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs by April 1, 2017, a certification by the Minister of Economy which is certified on or before June 30, 2017 will be automatically terminated on April 1, 2017. If a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs on or before 9 months after the certification, a certification by the Minister of Economy which is certified on or after July 1, 2017 will be automatically terminated 9 months after the certification.

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

Chilean Regulations

Electric Energy Specific Applicable Permits. To construct, it will depend on the energy project´s characteristics and the environmental impacts that it may generate, it may be necessary to obtain an environmental assessment resolution that certify the project as environmentally favorable. This resolution will also identify the required permits by the project, depending on the particular characteristics of it. In addition, the project must obtain other relevant permits such as constructions permits for permanent buildings, issued by the Departments of Works of the relevant Municipality, and the corresponding health and electric permits, issued by the Regional Authority of Health and the Superintendency of Electricity and Fuels, respectively.

To operate a power project in Chile, no general or specific governmental authorizations or permits are required, except for the authorizations or permits required by the concession system for public distribution services or other sector-specific regulations including, but not limited to, regulations on environment and construction.

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

Interconnection to the Electric System. Usually a power plant will be interconnected to the grid. To be interconnected to the grid, it will need to pass interconnection and synchronization tests before the Independent Electric National System Coordinator (CISEN), which is a non-profit, technical and independent entity, in charge of the coordination of the operation of all the installations of the National Electric System that operate interconnected among themselves, promoting the stability of the system. In addition, this entity is responsible for preserving the safety of the National Electric System, and for ensuring the most economical operation for all the electrical system installations, and the open access to all transmission systems. New generators must not affect the stability and quality of the electric system and must comply with certain technical requirements to interconnection and supply energy into the electric system.

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

Construction Permit. A construction permit must be granted by the Works Department from the relevant Municipality (Dirección de Obras Municipales), which analyzes whether such construction meets the relevant safety and engineering construction requirements—basically will be focus on inhabited buildings, for the safety considerations before referred-it will also be necessary to obtain a verification of construction work upon completion, certifying that as-built construction is consistent with the granted construction permit. In some projects, this building in only necessary to begin the construction of all buildings such as offices and others (not the power plant or the transmission line).

Dispatch and Commercialization of the Chilean Electricity Market. The energy purchase and sale market is structured as a mandatory pool-type market restricted to generators, not allowing brokers or energy traders. Generators can freely choose between selling their production in the spot market at a spot price, or commercializing their production through PPAs, without price fixing, either directly, with medium and large consumers, or in public biddings to provide distribution companies with PPA. Generators can even sell, if taking the second option, more capacity than that they could produce with their own power plants, but in this case, will have to obtain or pay the energy to supply the negative balance from other generators. The balance between generators, off-takers, injections and withdrawals is determined actually by the CISEN.

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

In order to comply with the quota, some generators have to buy renewable energy credits from third parties. Generators that generate a surplus of renewable energy may sell their surplus energy on open markets. The balance of renewable energy credits is determined by the CISEN.

Taxation. There is no special tax regime for electricity generation. For this reason, generators are usually taxed at the ordinary corporate income tax rate. According to a recent modification to Chilean tax law, the present corporate income tax rate is declared annually with a rate of 27.8% in 2018.

An “Additional Tax” is imposed on non-resident investors on any income derived from Chilean sources by non-resident investors. The general rate of this “Additional Tax” is 35%. When distributing dividends abroad, the amount of tax paid by the Chilean corporation can be credited against this “Additional Tax.”

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

PRC Regulations

Government subsidies for solar PV projects in China are granted through special programs, such as the PV Building Demonstration Program, the Golden Sun Program and the FIT. China is currently changing the present solar FIT in order to further improve the domestic solar market.

Following the issue of the State Council’s policy on improving the Chinese solar PV industry since 2013, various central government departments have intensively promulgated detailed policies in relation to the solar FIT, tax incentives, development of DG and simplifying the project approval procedures.

Regulatory Framework

The major legislative provisions related with the Chinese renewable industry are as below:

Electric Power Law of the People’s Republic of China, 2015: the Electric Power Law sets out the basic regulatory principles and framework for the electricity industry.

Administrative Regulations on the Power Business Permit, 2005: this regulation establishes a market-entry system for electricity companies, under which the generation, transmission, distribution and supply of electricity will require separate certificates and approvals.

Interim Regulation on the On-grid Tariff, 2005: this regulation sets the government-approved nation-wide standard on-grid tariff and provides for the gradual introduction of a competition-based market price.

Renewable Energy Law of the People’s Republic of China, 2009: the Renewable Energy Law provides the framework for securing the development of renewable energy in China. Under the Renewable Energy Law, grid companies must purchase electricity generated by renewable energy plants and are liable for any unpurchased renewable power.

Administrative Provisions on Renewable Energy Power Generation, 2006: the provisions sets out the applicable government approval processes and pricing mechanisms for renewable projects.

Trial Measures for the Management of Prices and Allocation of Costs for Electricity Generated from Renewable Energy: the Trial Measures sets out more detailed rules on the pricing of renewable power and the relevant government subsidies. Particularly, the recently promulgated policies encouraging the development of downstream solar market which have been released during the second half of 2013, include:

Relevant Opinion of the State Council in Improving the Healthy Development of Solar PV Industry, July 15, 2013: the opinion is the most recent high-level policy dealing with improving the solar PV industry in China. It identifies problems with the current FIT and provides for the revision of the current FIT to better develop the Chinese solar industry. More detailed rules are expected to be promulgated in accordance with this opinion later on in this year.

The Notice of the Ministry of Finance regarding the Subsidies to the Distributed Solar PV Power Generation according to the Quantity of Power, July 24, 2013.

•                  The Notice of the National Energy Administration on Carrying out the Establishment of Demonstration Area of Distributed Solar PV Power Generation, August 9, 2013.

•                  The Notice of the National Energy Administration and China Development Bank on Supporting the Financial Services to the Distributed Solar PV Power Generation August 22, 2013.

•                  The National Energy Administration’s Temporary Administration Rules of Solar PV Power Generation Plants, August 29, 2013.

•                  The Notice of the National Development and Reform Commission on Improving the Development of Solar PV Industry by Utilizing the Price Leverage Effect, August 30, 2013.

•                  The Notice of the National Energy Administration on Application of Large-scale Usage Demonstration Area of Distributed Solar PV Power Generation, September 14, 2012.

•                  The Notice of the Ministry of Finance on the VAT Policies on Solar PV Power Generation, September 23, 2013.

Regulatory Authorities and Approvals Process

Regulatory Authorities

All solar PV projects (whether domestic or foreign) will require approval from the National Development and Reform Commission and/or its competent local counterparts (the “NDRC”).

The NRDC is China’s national authority for accepting and approving all fixed-asset investment projects including renewable projects and the National Energy Administration (the “NEA”) is the department within the NDRC primarily in charge of energy related projects.

Before applying for final NDRC approval, the relevant approvals will need to be obtained from the following bodies (note this is not an exhaustive list):

•                  Ministry of Land and Resources (“MOLAR”)-MOLAR are responsible for approving the land-use rights for all projects;

•                  Ministry of Environmental Protection (“MEP”) -MEP are responsible for approving the project’s environmental impact assessment reports;

•                  Ministry of Water Resources (“MWR”) - MWR is responsible for approving the project’s soil and water conservation plan;

•                  State Administration of Culture Heritage (“SACH”) -SACH is responsible for reviewing the project’s impact on cultural heritage;

•                  Ministry of Finance (“MOF”) - MOF is the government authority which assesses and approves any government subsidies for a renewable project; and

•                  The grid companies - the grid companies are not government authorities but they determine whether the intended power project can connect to the grid.

Depending on the nature of the specific project, additional departments such as the Ministry of Housing and Urban-Rural Development and the Ministry of Health, etc. might be involved.

Project Approvals Process

The project approvals process is typically as set out below:

(i) NRDC Preliminary Opinion/Approval

The approval process starts with obtaining the NDRC’s preliminary opinion on the proposed solar PV project.

(ii) Relevant Regulatory Authority Approval

After obtaining NRDC’s preliminary opinion, the necessary approvals are then obtained from the other relevant bodies, for example, MOF and MOLAR (as set out above).

(iii) Final NRDC Approval

After obtaining all the necessary approvals from the various bodies, NRDC then gives their final and formal project approval. The NRDC formal approval documentation, will set out all the important details of the approved solar PV project. It will include details of:

•                  the approved location of the project;

•                  term of operation of the project;

•                  capacity;

•                  on-grid price; and

•                  any government subsidy.

Feed-in-tariff

The 2018 Feed-in-Tariff (Solar) (the “FIT Policy”)

In January 1, 2018, the Chinese government set the new unified national benchmark price for solar PV projects.  The NDRC released The 2018 Feed-in-Tariff (Solar) Notice for solar PV projects and it splits the country into three different regions based on its location. It provides a differentiated FIT for each region which would be more proportionate because it is determined by the level of solar radiation in each region. However, since the western regions in China are generally less developed with lower population densities and consequently low energy demands, the installations in those areas were faced with issues related to grid connection, transmission and distribution. The FITs under the FIT Policy are:

(1) RMB0.55 per kWh for regular PV power plants and RMB0.65 per kWh for village-level PV power plants to alleviate poverty. The type-I areas include Ningxia; Haixi of Qinghai Province; Jiayuguan,Wuwei, Zhangye, Jiuquan, Dunhuang and Jinchang of Gansu Province; Hami, Tacheng, Aertai and Kelamayi of Xinjiang Province; Inner Mongolia (other than Chifeng, Tongliao, Xinganmeng and Hulunbuir);

(2) RMB0.65 per kWh for regular PV power plants and RMB0.75 per kWh for Village-Level PV Power Plants. The type-II areas include Beijing; Tianjin; Heilongjiang; Jilin; Liaoning; Sichuan; Yunnan; Chifeng, Tongliao, Xinganmeng and Hulunbuir of Inner Mongolia; Chengde, Zhangjiakou, Tangshan and Qinhuangdao of Hebei Province; Datong, Suzhou and Yizhou of Shanxi Province; Yulin and Yanan of Shannxi Province; places other than the type-I areas in Qinghai, Gansu and Xinjiang; and

(3) RMB0.75 per kWh for regular PV power plants and RMB0.85 per kWh for village-level PV power plants for type-III for areas other than the above.

There is also an additional FIT specifically aimed at improving the market for distributed solar PV projects. For distributed solar PV projects which approved and have achieved commercial operation after January 1, 2018, the policy provides an additional RMB0.37/kWh FIT for regular solar projects and to alleviate poverty in rural-area the rate will be RMB0.42/kwh. This additional FIT will generally be for a 20-year period. However, the amount and period of the additional FIT will depend on the project and the specific region.

Obtaining the FIT for the solar project

The FIT Policy does not provide for any additional or specific approval procedures for obtaining the FITs for the solar project. The NEA will prepare the detailed application of the rules, in regards to how to calculate the power generated, how to settle the power price and how to implement the government subsidies and tax incentives. These rules will provide practical guidance encouraging solar power generation.

Approvals checklist for solar projects

In order to construct a solar PV project the following will need to be obtained (note this is not an exhaustive list):

•                  NRDC initial approval/preliminary opinion

•                  land use permits

•                  planning permits

•                  construction permits

•                  environmental impact assessments

•                  fire safety assessments

•                  approval of the project’s soil and water conservation plan

•                  cultural heritage assessments

•                  MOF assessment for government subsidies

•                  grid company approval to connect to the grid

•                  final NRDC approval (which will set out all the important aspects of the solar project and the applicable FIT)

•                  foreign investment verification and approval.

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

(iv)   Decree No. 276/002 which approves the General Regulation of the Regulatory Framework of the National Electric System and its amendments;

(v)    Decree No 277/002 which approves the Regulation on Distribution of Electric Energy and its amendments;

(vi)   Decree No. 360/002 which approves the Regulation of the Wholesale Electricity Market.

(vii)  Decree Nº 310/07 approving National Policy on Climate Change;

(viii) Decree Nº 327/017 exhorting Public Utility UTE to admit the Certificates crediting national component related to the Power Purchase Agreements of renewable energy sources.

(ix)      Decree No. 360/002 which approves the Regulation of the Wholesale Electricity Market.

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

As a generator, our Uruguayan subsidiaries shall obtain the following permits and authorizations:

A.                                    Constitution of Rights over the real estate property over which the solar power plant shall be constructed. Such agreement can vary, but generally such right is granted by means of a land lease agreement.

B.                                    Contractual Terms Agreement entered into by and between the project companies and UTE regarding the terms and conditions to be included in the PPA.

C.                                    Resolution issued by the Board of Directors of UTE authorizing the subscription of the PPA.

D.                                    Authorization of Generation granted by the National Energy Agency of the Ministry of Industry, Energy and Mining (MIEM) in accordance with Decree 360/002 and its amendments introduced by Decree 72/010.

E.                                     PPA entered into by and between the project companies and UTE and its Interconnection Annexes.

F.                                      Registry of the PPA with the Regulatory Agency of Services of Energy and Water (URSEA).

G.                                    Territorial Planning:  the Executive Office of the Local Government of the department where the solar plant is located shall grant the territorial viability for the construction of the solar power plant, insofar as it complies with the provisions set forth in the Territorial Planning Act No. 18,308, its Regulatory Decrees, Territorial and Local Plans issued within the framework of such Act.

H.                                   Environmental Approvals (for solar power plants with a power exceeding 10 MW):

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

I.                                        Construction Permit:  the Executive Office of the Local Government of the Department where the solar power plant is located shall grant a construction permit.

J.                                        Easements of transmission lines, if applicable:  the granting of easements is regulated by Acts No. 14,197, 14,936 and 14,694. The holder of the easement is UTE given it is the entity in charge of the public service. Nevertheless, the Companies in their capacities as generators have to actively cooperate and follow up UTE´s activities within the different stages to be complied with for the easement to be granted given such granting is a condition precedent for the interconnection to UTE´s grid and thus it has a direct impact on compliance with the term of installation of the solar power plant that has been stipulated in the Power Purchase Agreement.

K.                                    Habilitation of the competent municipal authority to dig and install underground cable:  if applicable.

L.                                     Authorization to be participant of the Wholesale Electric Energy Market to be granted by the Administration of the Electric Market (ADME).

M.                                 Permit for tests and/or rehearsals by virtue of which the generator can perform operation tests of the generators of electric energy which still do not count with the Minutes of Habilitation granted by UTE.

N.                                    Temporary Reception of the interconnection works by UTE.

O.                                    Definite Reception of the Works to be granted by UTE.

P.                                      Minutes of Habilitation as defined in the PPA.

Q.                                    Certificate of Termination of Works and Valuation of Free of Debt to be issued by the Social Security Bank (BPS).

R.                                    Fire Fighters Authorization of the solar power plant.

Certificate in respect of the national component requirement (“Certificado de Componente Nacional de la Inversión”), if applicable.

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

IESO’s responsibilities include: assessing the long-term adequacy of electricity resources in Ontario; forecasting future demand and the potential for conservation and renewable energy; preparing an integrated system plan for conservation, generation and transmission; procuring new supply, transmission and demand management either by competition or by contract; and achieving the targets set by government for conservation and renewable energy.

The FIT Program involves a variety of fuel types, including wind, PV (rooftop- and ground-mounted), hydropower and biomass. IESO rules govern, among other things, FIT program eligibility criteria for project developers. Historically, as in other jurisdictions in which PPAs are pursued, those criteria include access to the underlying real property assets used to support the project (i.e. site control) as well as pre- and post-application security deposits. FIT program PPAs also involved IESO, along with the power grid operator, determining the availability of connection resources, and, if suitable connection resources were available, a FIT contract offer.  The experience gained by participating in the Ontario FIT program is often applicable to other jurisdictions as new programs come online.  For example, site control is a key aspect of the Alberta REP application process.

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

The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MW. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013. On July 30, 2014, the OPA offered 500 new contracts under FIT 3.0. On August 29, 2014, the Minister of Energy directed the OPA to extend the FIT 3.0 procurement period. On December 19, 2014, the extended FIT 3.0 procurement period concluded with the OPA preparing to offer 332 new FIT contracts. FIT 4 was introduced in June 2015 by IESO with a proposed capacity of more than 10 kilowatts and generally up to 500 kW. The IESO received 1,968 applications from October 5, 2015 to December 11, 2015, including 967 net applications for solar (PV) (rooftop) with 193 MW and 614 net applications for solar (PV) non-rooftop with 267 MW. 936 contracts were offered in June 2016. These contracts represented 241.430 MW of power. The procurement target for FIT 4 was 241.438 MW. FIT 5.0 final materials were posted on August 26, 2016. During the FIT 5 application period (November 7 to November 26, 2016), the IESO received 1,127 applications, which represent a total of 397 MW, including 307 net applications for solar (PV) (rooftop) with 80.1 MW and 699 net applications for solar (PV) non-rooftop with 282 MW. The results of the FIT 5 application process, which did not result in the award of any FIT5 contracts to our Canadian division, were announced on September 20, 2017. FIT 6.0 (up to 150 MW of small projects) was cancelled on December 16, 2016.

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

The focus for Canada in the near term does not involve any additional PPAs for Ontario.  Our efforts are currently focused on the continued development of the LRP contract and certain FIT4 contracts. We continue to monitor possible programs in other provinces, with the most advanced program currently being the Alberta REP.  In addition, other initiatives that do not involve the PPA model are also being considered.

Under FIT 1.0 and FIT 2.1, PV developers were required to source 60% of the project inputs from Ontario-based sources. Pursuant to an August 2013 OPA announcement, Ontario content requirements for solar parks developed under the FIT 3.0 program were reduced as indicated below:

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

Development. Subject to certain exemptions, renewable power project developers in the Province of Ontario must obtain a renewable energy approval, or a REA, from Ontario’s Ministry of the Environment (“MOE”) in order to reach commercial operations under the terms and conditions of Ontario PPAs. The REA is a comprehensive approval encompassing environmental, First Nations and municipal matters. The mandated review period is up to six months in duration.  The REA application for our LRP project was submitted on January 22, 2018,  and is currently under review by the MOE. Solar parks which are located on walls or rooftops are exempt from the requirement to obtain a REA.

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

The public provider, respectively the end suppliers purchase the generated electricity from renewable sources under the following terms and conditions:  (i) at a preferential price for quantities of electricity up to the net specific production for the different renewable energy producers as determined in the relevant decision of CEWR; (ii) at a price determined for the excess of the balancing market for the quantities exceeding the production under item (i). According to amended Energy Law the producers may enter into agreements for sell the electricity quantities under item (ii) on the freely negotiated prices.

The CEWR determines preferential prices for buying electricity produced from renewable sources annually by June 30th, with the exception of the energy produced from waterpower stations with installed power above 10 MW, and whenever its analysis has found a significant change in the price-forming elements.

The on-grid tariffs announced for the PV energy for the period from June 2011 to July 2017 are as follows:

	Announced on
	June 2011	June 2012	Sept 2012	July 2013	July 2014	July 2015		July 2016		July 2017
	(BGN/MWh)
Mounted on roofs and facades
<5 kWp	N/A	400.70	381.18	353.97	211.81	228		255.39		271,67
>5 <30 kWp	605.23	400.70	289.96	284.18	203.97	211.71		213.92		231,20
>30 <200 kWp	596.50	369.08	226.87	211.40	169.12	N/A	(1)	N/A	(1)	N/A	(1)
<1,000 kWp	583.77	316.11	206.34	196.58	144.68	N/A	(1)	N/A	(1)	N/A	(1)

Land
<30 kWp	576.5	268.68	193.42	195.44	152.19	N/A	(1)	N/A	(1)	N/A	(1)
<200 kWp	567.41	260.77	188.10	191.13	143.35	N/A	(1)	N/A	(1)	N/A	(1)
<10,000 kWp	485.60	237.05	171.37	176.29	134.03	N/A	(1)	N/A	(1)	N/A	(1)
>10,000 kWp	N/A	236.26	169.85	160.20	131.36	N/A	(1)	N/A	(1)	N/A	(1)

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

As of July 1, 2017, the CEWR determined the access fee, which shall be paid to the operator of the transmission electricity grid for electricity produced by solar and wind power plants. This fee amounts to BGN6,68 per MWh, net of VAT.

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

Feed-in Tariff (FIT). According to article 27A par. 5 of Law 3734/2009, as amended by article 186 par. 1 of Law 4001/2011, the FIT shall be determined based on the signing date of the PPA, provided that:  (a) the completion of the documentation required for application, including the production license, in case it is applicable, the offer for the connection, the signed connection works agreement, the approval for environmental terms or the exemption, the documentation attesting the corporate status of the owner of the PV station, the documentation attesting the ownership or the lease agreement of the installation plot; and (b) solar parks with installed capacity less than 10 MW are connected within 18 months and solar parks with installed capacity equal or above to 10 MW are connected within 36 months respectively from the date of the filing.

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

For PV stations with less than 12 years of operating history and for which FIT is adjusted according to the chart above, the duration of PPA for such PV stations will be extended for another 7 years. For the extension period, a qualifying PV station can choose, between the following two options concerning the price for the electricity it generates not later than six months before commencement of the extension period:

(1)                                 that the price will be calculated based on a method defined by a decision of the Ministry of Environment, Energy and Climate Change, taking into account the characteristics of the technology employed by the PV station and the technology’s contribution to the stability of the electric system as well as the market prices of electricity; or

(2)                                 a price of 90 Euro/MWh for a maximum amount of generated energy per annum to be calculated according to the following formulation:  Energy (in kWh) = Installed Power (kW) multiplied by an efficiency factor, which for a qualifying PV station equals 1,500.

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

Corporate income tax rate on profits for operating year 2017 is 27.8%, decreased by 4.1% from 2016. Distributed dividends are subject to a withholding tax rate of 15%. The 15% withholding tax does not apply when dividends are paid to an EU affiliate provided certain conditions of EU Directive 2011/96, as amended by EU Directives 2014/86 and 2015/121, are met, such as the affiliated company has for an uninterrupted period of at least 24 months a minimum holding of 10% in the capital of the distributing company and the dividends are not deductible by the distributing company. The benefit of the exemption from withholding tax is not granted to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the EU Directive, are not genuine having regard to all relevant facts and circumstances. An arrangement or a series of arrangements shall be regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

In December 2015 the Ministry of Environment and Energy issued Ministerial Decision ΑΠΕΗΛ/Γ/Φ1/οικ. 184898 (BoGG 2861/28.12.2015) according to which from January 1, 2016 a Transitional Levy for the Safety of the Supply of electric energy of 3,6% will be imposed until December 31, 2019 on the sale price of electric energy produced by PV stations. The total revenue from this levy shall not exceed the amount required for the provision of the relevant service for the Safety of the Supply of electric energy. Any surplus generated at the end of the year shall be reimbursed proportionally to the PV stations.

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

All entities 100% owned unless otherwise indicated.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership	Function
Sky Solar Power Ltd.	British Virgin Islands	100%	Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100%(1)	Holding entity
Energy Capital Investment S.à.r.l.(2)	Luxembourg	100%	Holding entity
Sky Capital Advisory GmbH	Germany	100%	Holding entity
Moktap Holdings Ltd.(2)	Cyprus	100%(1)	Holding entity
Sky Solar Japan K.K.(2)	Japan	100%	Holding entity
Sky Solar Iberica S.L.	Spain	100%	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	100%	Operating entity engaged in the construction, installation and management of solar parks
Sky Solar Bulgaria Co., EOOD	Bulgaria	100%	Operating entity, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar (Canada) Ltd.(2)	Canada	100%	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Neurlus Ltd.(2)	Cyprus	100%	Holding entity
Sky Capital America Inc.	USA	100%	Operating entity engaged in the development of solar parks
Skylink O&M S.à.r.l.	Luxemburg	100%	Operating entity engaged in operation and maintenance of solar parks
Sky Renewable Energy Ltd	Canada	100%	Holding entity
Energy Capital Investment S.à.r.l.	Luxemburg	100%	Holding entity
Energy Capital Investment II S.à.r.l.	Luxemburg	100%	Holding entity
Renewable Capital Investment 1 S.L	Spain	100%	Holding entity
Renewable Capital Investment 2 S.L	Spain	100%	Holding entity
Sky Solar New Energy Technology (Wuxi) Ltd.	China	100%	Holding entity
Wuxi Tianlian New Energy Development Ltd	China	100%	Operating entity, engaged in development and investment for DG projects in mainland China
Suzhou Tianlian New Energy Ltd	China	100%	Operating entity, engaged in the construction and management of DG projects in mainland China

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

OVERVIEW

We have successfully developed and operated solar parks on a global basis. Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks. As of December 31, 2017, we have developed 318 solar parks with an aggregate capacity of 377.2 MW in seven countries including Japan, Bulgaria, the Czech Republic, Spain, Canada, the United States and Uruguay. Under our IPP revenue model, we currently own and operate 196.7 MW of solar parks in Japan, the Czech Republic, Canada, the United States, Spain and Uruguay.

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

To date our operations have been focused on Japan, Canada, the Czech Republic, Uruguay and the United States. We plan to expand or continue to expand our business operations in Japan, Canada, Uruguay, Chile, the United States and China. We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$47.2 million, US$65.9 million and US$56.7 million in 2015, 2016 and 2017, respectively. Our gross profit was US$28.6 million, US$35.0 million and US$33.5 million in 2015, 2016 and 2017, respectively. We recorded losses of US$1.6 million in 2015, gains of US$3.3 million in 2016 and losses of US$33.1 million in 2017. The increase in revenue from 2015 to 2016 was primarily due to increased capacity of our operating solar parks. The decrease in revenue from 2016 to 2017 was primarily due to decreased of our solar energy system sales.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2015 to 2016 and to 2017, our revenue from selling electricity from IPP solar parks grew from US$35.5 million to US$53.7 million and to US$53.6 million, representing 75.2%, 81.4% and 94.5% of our revenue, respectively. The total capacity of our IPP solar parks was 128.6 MW, 159.8 MW and 196.7 MW, and the total carrying value of our IPP solar parks was US$259.4 million, US$271.3 million and US$397.4 million as of December 31, 2015, 2016 and 2017, respectively.

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

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase. In light of these favorable conditions and our improved access to financing since our initial public offering, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks, and will monetize the solar parks when it is necessary to maximize our investment returns. In the years ended December 31, 2015, 2016 and 2017, selling electricity from IPP solar parks was our largest revenue stream, growing from 75.2% in the year ended December 31, 2015 to 81.4% in the year ended December 31, 2016, and further to 94.5% in the year ended December 31, 2017.

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

As an international solar park developer with a strong track record, we have received financing from a number of global financial institutions. See “Item 4. Information on the Company—B. Business Overview—Solar Park Project Financing.” Project funding for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as Japan, Canada, Czech Republic and the United States. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources. We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

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

Our revenue model and the geographic mix of our project portfolio

We have derived revenue under two revenue models. Under our solar energy system sales business model, we sell permits and solar modules, provide EPC services, and build and sell commercially operational solar parks. Under our IPP business model, we own and operate solar parks and DG projects and generate revenue from selling electricity. The revenue model we utilize affects our revenue, profitability and capital requirements.

In 2015, 2016 and 2017, we derived 19.9%, 14.7% and 0.5% of our total revenue for the respective periods from selling solar energy systems. We derived our solar energy system sales revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 15.3% of our revenue in 2013. In 2015, 2016 and 2017, we derived US$4.5 million, US$0.8 million and US$286 thousand, or 9.4%, 1.2% and 0.5% of our revenue, respectively, from our historical project affiliates. In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow. Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities. As of December 31, 2017, we had a total of 196.7 MW of IPP solar parks in operation with a carrying value of US$397.4 million. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP. In 2015, 2016 and 2017, we derived 75.2%, 81.4% and 94.5% of our revenue from electricity sales from IPP solar parks, respectively. As we grow our IPP business, we will also increase the number of our IPP solar parks. The carrying value of our IPP solar parks was US$259.4 million, US$271.3 million and US$397.4 million as of December 31, 2015, 2016 and 2017, respectively.

Although we currently derive a majority of our revenue from electricity sale from our solar parks, we will continue to sell permits and solar modules, provide EPC services, and build and sell commercially operational solar parks from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— Our limited operating history, especially with large-scale IPP solar parks, and certain recent events may make it difficult to judge our future prospects and results of operations.”

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

Subsidies for solar parks and spot market electricity tariffs

Our electricity sales from IPP solar parks increased significantly since 2013 when we decided to shift its business model from system sales to the IPP. We first generated a majority of our revenue from selling electricity from our IPP solar parks in the fourth quarter of 2013. In 2015, 2016 and 2017, we derived 75.2%, 81.4% and 94.5% of our total revenue from electricity sales from our IPP solar parks, respectively. As of December 31, 2017, the total capacities of our IPP solar parks in operation in Japan, the Czech Republic, Canada, Spain, the United States and Uruguay were 96.3 MW, 5.6 MW, 0.2 MW, 0.9 MW, 22.1 MW and 71.6  MW, respectively. Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed or specially fixed through PPAs or (ii)  variable and determined by the spot market. As of December 31, 2017, the percentage of our owned capacity for which the price of electricity was fixed or specially fixed through PPAs was 100% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market specially stated through PPAs was nil. Historically, we have derived our electricity income from markets where electricity is sold through PPAs backed by FIT price support schemes. The price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the PPAs, most of which have a term of 20 years. Legal changes in FIT price support schemes or PPAs are generally only applied prospectively, and consequently do not affect our solar parks in operation for the remaining life of their PPA. Nevertheless, a few jurisdictions, including Bulgaria, Greece and Spain, have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT price support schemes during the contractual term. We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic, Canada, Spain, the United States, Uruguay and Greece and investment income indirectly through IPP solar parks held by our historical project affiliates in which we have minority equity positions in Bulgaria.

Notwithstanding any changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue. We primarily plan to expand our investments on solar parks in Japan, the United States, Latin America and China, where electricity prices are fixed by PPAs for periods varying from 15 years to 30 years.

In countries where the electricity market has achieved grid parity, solar parks lacking fixed price PPAs are subject to the spot market price of electricity. Spot prices can vary for large scale projects versus DG projects in Chile. We expect that a certain portion of our solar parks in Chile will not have signed PPAs, while others will enter into commercial PPAs with large industrial end consumers. IPP revenue from solar parks operating without PPAs will fluctuate with Chile’s spot electricity prices. Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT price support schemes, unless renewed.

The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or a number of other reasons. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks” and “—Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.”

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

The following table sets forth the metrics for the periods and as of the dates indicated.

	2015	2016	2017
Solar parks connected during the period (MW)(1)(2)	66.6	35.9	84.9
Total IPP solar parks in operation at the end of the period (MW)(3)	128.6	159.8	196.7

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

The increase in solar parks connected from 2015 to 2017 was primarily due to our global business expansion.

Major Components of Our Results of Operations

Revenue

Prior to 2014, we derived our revenue primarily from selling solar energy systems, electricity and PV modules. Under our solar energy system sales business, we sell permits, provide EPC services and construction services and build and sell commercially operational solar parks. We also derived revenue from the sale of solar modules and the provisions of O&M services.

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

As of December 31, 2017, we had a total of 196.7 MW of IPP solar parks in operation with a carrying value of US$397.4 million.

We started to derive a majority of revenue from selling electricity from IPP solar parks since the fourth quarter of 2013. Revenue from electricity generation in 2015, 2016 and 2017 was US$35.5 million, US$53.7 million and US$53.6 million, representing 75.2%, 81.4% and 94.5% of our revenue, respectively.

Although we currently derive a majority of our revenue from electricity sale from our owned and operated solar parks, we may continue to sell our solar parks and related assets or services from time to time to increase liquidity, reduce liabilities, optimize our project portfolio and take advantage of attractive market opportunities.

Our solar energy system sales business consists of (i) sale of permits, (ii) sourcing and sales of solar modules as part of providing EPC services, (iii) construction services and (iv) building and sale of solar parks.

The following table summarizes the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—			23.0	20
North America
Canada	1.7	5	9.2	17	1.6	6
Asia
Japan	—	—	—	—	0.5	6
Total	1.7	5	9.2	17	25.1	32

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	35,479	75.2	53,658	81.4	53,614	94.5
Solar energy system sales	9,392	19.9	9,711	14.7	285	0.5
Other	2,284	4.9	2,556	3.9	2,834	5.0
Total Revenue	47,155	100.0	65,925	100.0	56,733	100.0

Our operations are located in Japan, Canada, the United States, the Czech Republic, Uruguay and Bulgaria. The table below expresses our revenue from the different regions where we operated.

	Revenue for the year ended December 31,
	2015	2016	2017
	(US$ in thousands)
Japan	24,728	37,757	37,887
Greece	8,849	8,748	1,650
Canada	8,327	8,724	382
United States	31	3,797	6,681
Czech Republic	3,284	3,197	3,548
Uruguay	401	2,425	5,198
Bulgaria	881	871	966
Spain	405	379	421
Germany	249	27	—
	47,155	65,925	56,733

We have historically derived a substantial portion of our revenue in a given reporting period from the sale of a limited number of solar parks to a limited number of key purchasers of our solar energy systems. Our key clients changed from period to period, as we changed our geographic focus. The following table sets forth revenue from our clients contributing over 10% of our total revenue during the periods indicated.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A	6,951	14.7	10,861	16.5	13,056	23.0
Client B	7,420	15.7	10,504	15.9	11,684	20.6
Client C	*	*	8,164	12.4	9,912	17.5
Client D	7,834	16.6	7,103	10.8	*	*
Total(1)	22,205	47.0	36,632	55.6	34,562	61.1

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

Our largest supplier during 2015, 2016 and 2017 accounted for 10.3%, 39.0% and 22.6% of our total purchase, respectively. Cost of sales attributable to our top five suppliers in 2015, 2016 and 2017 accounted for 34.7%, 76.6% and 70.2% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin depends on a combination of factors, including primarily our revenue model, the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development. Our gross profit margin was 60.7%, 53.1% and 59.1% for 2015, 2016 and 2017, respectively.

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

Impairment loss on IPP solar parks

We recorded an impairment loss of US$1.8 million, US$2.2 million and US$5.2 million on IPP solar parks in 2015, 2016 and 2017, respectively. The impairment loss on IPP solar parks in 2015 was primarily a result of discontinued licenses in Canada and Spain due to certain project timing and technical issues. The impairment loss on IPP solar parks in 2016 was primarily a result of discontinued licenses in South America due to certain project timing and technical issues. The impairment loss on IPP solar parks in 2017 was primarily due to several developing licenses were discontinued in Latin America and the developing permits in North America were evaluated for impairment.

Provision on receivables

We recorded provision on receivable of US$1.1 million, nil and nil in 2015, 2016 and 2017, respectively.

We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$6.8 million, US$4.5 million and US$3.7 million for the year ended December 31, 2015, 2016 and 2017, respectively. We believe the remaining amount due from China New Era is recoverable for the following reasons: (i) China New Era made an installment payment to us in the amount of US$592 thousand from April to May 2017, and (ii) we have offered a discount on the amounts due from China New Era, to which China New Era has agreed in writing, which we believe will expedite the repayment by China New Era. The impairment is the amount of discount.

The provision on receivable in 2015 and 2017 primarily related to receivable in connection with our claims against certain contractors who failed to construct a solar park for us.

Selling expenses

Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Other operating income

Other operating income consists of (i) gain on disposal of IPP solar parks, (ii) gain on disposal of subsidiaries and (iii) others.

For the year ended December 31, 2016, we recorded a gain on disposal of subsidiaries of US$11.8 million, of which US$1.7 million was from the disposal of Solar Tech K.K. in March 2016 and US$10.1 million was from the sale of 25 preferred shares in 1088526 B.C. Ltd. to Jade Fair Precision Ltd. in September 2016.

For the year ended December 31, 2017, we recorded a gain on disposal of subsidiaries of US$1.9 million, of which US$ 416 thousand was from the disposal of Sonusco Limited and Neurlus Limited in Greece, and US$1.5 million was from the sale of 25 preferred shares in 1091187 B.C. Ltd. to Jade Fair Precision Ltd. in January 2017 in Canada, offset by loss of US$5 thousand on disposal of Tokyo Solar Electricity KK in Japan.

Administrative expenses

Administrative expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees and expenses, office, rental and travel expenses and other expenses, as well as share-based compensation expenses.

Aside from share-based compensation, our administrative expenses also include operational expenses. Our legal and professional expenses are mainly related to pipeline development, which we conduct for both our solar energy system sales business and IPP business, as well as corporate financing activities. Employee salaries and benefits, office, rental and travel expenses and share-based compensation are mainly affected by the total number of employees.

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

Investment income

Investment income consists primarily of interest income, disposal of associates and other income.

Other losses

Other losses consist primarily of (i) change of financial liabilities with fair value through profit and loss; (ii) hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as financial liabilities at fair value through profit or loss (“FVTPL”); (iii) net foreign exchange gains (losses); and (iv) transaction cost related to FVTPL liabilities. In 2014, our other losses also included charge for call option issued by our founder in connection with our Japan silent partnership.

For the year ended December 31, 2017, we recorded US$40.0 million of other losses, mainly attributable to the accrued expenses for the silent partnership projects in Japan.

Finance costs

Finance costs primarily consist of interest on loans and the balance between us and our former shareholder, Sky Solar Holdings Co., Ltd.

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

Income tax of Bulgaria, Germany, Hong Kong and Canada is calculated at 10%, 15%, 16.5% and 26.5%, respectively, of the estimated assessable profit of our respective subsidiaries for the three years ended December 31, 2017. Income tax rate in Japan is 33%, 30% and 27.8% for the three years ended December 31, 2017, respectively. Income tax rate in Greece is 26%, 29%, and 29% for the three years ended December 31, 2017, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

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

Our effective income tax rates were positive 30.6%, positive 28.0% and positive 16% in 2015, 2016 and 2017, respectively. We recorded income tax credit of US$0.7 million in 2015 primarily due to (i) our loss before taxation, (ii) the tax effect of our non-taxable income relating to our income in connection with the reversal of the provision for other taxes (VAT) as a result of a tax audit in 2015 for one of our subsidiaries, and (iii) a reversal of corporate income tax provision as a result of a tax audit in 2015 for one of our subsidiaries, partially offset by the effects of different tax rates of subsidiaries operating in other jurisdictions. We incurred income tax expenses of US$1.3 million in 2016 primarily because of our income before taxation of US$4.6 million in 2016 compared to our loss before taxation of US$2.2 million in 2015. We incurred income tax gain of US$6.5 million in 2017 mainly attributable to our deferred tax income recorded in Japan.

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

•                                          it is probable that the economic benefits associated with the transaction will flow to us; and

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

We had 121, 119 and 117 CGUs as at December 31, 2015, 2016 and 2017, respectively. In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment. The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment. After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million. The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013. The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

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

During the year ended December 31, 2016, 46 CGUs located in Spain were evaluated for impairment given the primary indicator related to the general adverse and unstable economic and political environment was prevailing in the country, while other CGUs located in Japan, Greece, Chile, the Czech Republic, Canada, the United States and Uruguay did not show any indicators of impairment. After we performed the impairment tests on these 46 CGUs, we recorded an impairment loss of US$2.2 million on one of the 46 CGUs.

During the year ended December 31, 2017, 37 CGUs located in Chile and the United States were evaluated for impairment given the primary indicator related to the general adverse and unstable economic and political environment was prevailing in the country, while other CGUs located in Japan, Spain, the Czech Republic, Canada and Uruguay did not show any indicators of impairment. After we performed the impairment tests on these 37 CGUs, we recorded an impairment loss of US$5.2 million on three of the 37 CGUs.

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

Share options granted to eligible employees

Share options granted by our company or controlling shareholders in exchange for service received by us are measured by reference to the fair value of the share options granted. The fair value of services received is expensed as share-based compensation on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

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

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss is included in the “other losses” line item in profit or loss and includes any interest paid on the financial liabilities.

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

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	4,450	9.4	788	1.2	286	0.5
Non-related Parties	42,705	90.6	65,137	98.8	56,447	99.5
Total revenue	47,155	100.0	65,925	100.0	56,733	100
Cost of sales and services	(18,533)	(39.3)	(30,911)	(46.9)	(23,201)	(40.9)
Gross profit	28,622	60.7	35,014	53.1	33,532	59.1
Impairment loss on IPP solar parks	(1,835)	(3.9)	(2,151)	(3.3)	(5,221)	(9.2)
Provision on receivables	(1,071)	(2.3)	—	—	—	—
Selling expenses	(1,171)	(2.5)	(882)	(1.3)	(554)	(1.0)
Administrative expenses	(22,556)	(47.8)	(29,744)	(45.1)	(25,110)	(44.3)
Other operating income	197	0.4	13,163	20.0	2,068	3.6
Reversal of provision for other taxes	6,025	12.8	—	—	—	—
(Loss) profit from operations	8,211	17.4	15,400	23.4	4,715	8.3
Investment gains	349	0.7	498	0.8	7,891	13.9
Other losses	(6,901)	(14.6)	(4,971)	(7.5)	(39,986)	(70.5)
Finance costs	(3,897)	(8.3)	(6,368)	(9.7)	(12,200)	(21.5)
Other expenses	—	—	—	—	—	—
(Loss) profit before taxation	(2,238)	(4.7)	4,559	6.9	(39,580)	(69.8)
Income tax (expense) credit	684	1.5	(1,277)	(1.9)	6,530	11.5
(Loss) profit for the year	(1,554)	(3.3)	3,282	5.0	(33,050)	(58.3)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(10,310)	(21.9)	(57)	(0.1)	5,579	9.8
Share of other comprehensive income of associates	—	—	136	0.2	—	—
Fair value loss arising from cash flow hedges	(680)	(1.4)	(446)	(0.7)	—	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—	—	1,126	1.7	—	—
Total comprehensive (expense) income for the year	(12,544)	(26.6)	4,041	6.1	(27,471)	(48.4)

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	35,479	75.2	53,658	81.4	53,614	94.5
Solar energy system sales	9,392	19.9	9,711	14.7	285	0.5
Other(2)	2,284	4.9	2,556	3.9	2,834	5.0
Total Revenue	47,155	100.0	65,925	100.0	56,733	100.0

(1)                            Represents revenue from selling electricity from IPP solar parks.

(2)                            Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Our total revenue decreased by 13.9% from US$65.9 million in 2016 to US$56.7 million in 2017, primarily as a result of a decrease in revenue from our solar energy system sales business.

•                                          Revenue from selling electricity from IPP solar parks. Our revenue from selling electricity from IPP solar parks was US$53.6 million in 2017, compared to US$53.7 million in 2016.

•                                          Revenue from solar energy system sales. Our revenue from solar energy system sales decreased by 97.1% from US$9.7 million in 2016 to US$0.3 million in 2017, primarily due to the decrease in solar energy systems and construction services.

•                                          Other revenue. Our other revenue increased by 10.8% from US$2.6 million in 2016 to US$2.8 million in 2017, primarily because of the development of our O&M service business.

Cost of sales and services. Our cost of sales and services decreased by 24.9% from US$30.9 million in 2016 to US$23.2 million in 2017, primarily due to the decrease in the sales of build and sell solar energy systems and construction services sales in Japan and Canada, where the costs of sales and services are higher than other regions.

Gross profit. Our gross profit decreased by 4.2% from US$35.0 million in 2016 to US$33.5 million in 2017, and our gross profit margin increased from 53.1% in 2016 to 59.1% in 2017, primarily due to an increase of revenue from selling electricity from IPP solar parks, which provides higher gross margin compared to solar energy system sales.

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks increased by 142.7% from US$2.2 million in 2016 to US$5.2 million in 2017. Our impairment loss in 2017 primarily due to several developing licenses were discontinued in Latin America and the developing permits in North America were evaluated for impairment.

Provision on Receivables. Our provision on receivables is nil in 2016 as well as 2017.

Selling expenses. Our selling expenses decreased by 37.1% from US$0.9 million in 2016 to US$0.6 million in 2017 primarily attributable to the reallocation of human resources in Europe and the United States. Selling expense as a percentage of revenue decreased from 1.3% in 2016 to 1.0% in 2017.

Administrative expenses. Our administrative expenses decreased from US$29.7 million in 2016 to US$25.1 million in 2017, primarily due to the reallocation of resources, and the decrease of professional fees related to financing in core markets. As a result, administrative expenses as a percentage of revenue also decreased from 45.1% in 2016 to 44.3% in 2017.

Other operating income. Our other operating income decreased from US$13.2 million in 2016 to US$2.1 million in 2017. The other operating income in 2016 was primarily due to the gain on disposal of interest in solar parks in Canada and Japan. The other operating income in 2017 was primarily due to the gain on disposal of interest in subsidiaries in Greece and Canada in 2017, which was US$1.9 million.

Investment income. Our investment income increased from US$0.5 million in 2016 to US$7.9 million in 2017, primarily due to the disposal of interest in associates in Japan.

Other losses. Our other losses increased by 704.4% from US$5.0 million in 2016 to US$40.0 million in 2017, primarily because of the fair value changes of financial liabilities relating to the Silent Partner’s demand to make adjustments to Silent Partnership Assets distribution percentage to receive a accumulative 15% IRR. See “Item 4. Information on the Company — B. Business Overview — Featured Countries — Japan — Japan Silent Partnership.”

Finance costs. Our finance costs increased from US$6.4 million in 2016 to US$12.2 million in 2017, due to our increased use of loans leading to increased outstanding borrowing balance.

Income tax (expense) credit. We incurred income tax credit of US$6.5 million in 2017, compared to income tax expense increased from US$1.3 million in 2016, primarily because of our increasing operating profit in Japan.

(Loss) profit for the year. As a result of the foregoing, we recorded a loss of US$33.1 million for 2017, compared to a profit of US$3.3 million for 2016.

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

Administrative expenses. Our administrative expenses increased from US$22.6 million in 2015 to US$29.7 million in 2016, primarily due to our additional professional fees related to financing in core market such as Japan, United States and Uruguay and a US$4.2 million service fee related to obtaining the 140 MW permits in Japan. Administrative expenses as a percentage of revenue also decreased from 47.8% in 2015 to 45.1% in 2016.

In October 2016, we sold two subsidiaries with no substantial business or projects under development to a managing director upon his resignation and recognized expense of US$30 thousand from disposal of subsidiaries. Contemporaneous with the resignation, we also entered into permit development agreement with the individual, to seek for his assistance, on a best efforts basis, in obtaining 140MW of permits. The related service fee of US$4.2 million paid up front, was recorded in administrative expenses, and a remaining contingent fee of approximately US$1.66 million, denominated in JPY, will be paid if and when the additional 140MW of permits are secured for us. Further, on November 21, 2016, the individual transferred 2.6 million of our ordinary shares to Flash Bright Power Ltd., a BVI company owned by Mr. Su, our major shareholder and director, with a fair value on the date of transfer of US$0.8 million, for no consideration.

Other operating income. Our other operating income increased from US$0.2 million in 2015 to US$13.2 million in 2016, primarily because of the disposal of interest in solar parks in Canada and Japan.

Investment income. Our investment income increased from US$0.3 million in 2015 to US$0.5 million in 2016.

Other losses. Our other losses decreased by 28.0% from US$6.9 million in 2015 to US$5.0 million in 2016, primarily because of less fair value changes of financial liabilities.

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

As of December 31, 2017, we had cash of US$46.1 million, restricted cash of US$40.7 million which represented deposits placed in banks for the purpose of securing current portion of project financing as well as bidding for potential project permits, US$19.7 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$230.0 million in long-term bank borrowings (excluding the current portion). Other than as described in “Item 7. Major shareholders and related party transactions-B. Related party transactions-Loans from and to affiliates”, as of December 31, 2017, there was US$120.8 million other current liability, which represents the liability under the Silent Partnership agreement. We were in compliance with all material terms and covenants of our loan credit agreements.

As of December 31, 2017, our current liabilities of US$171.9 million, which included US$120.8 million other current liability under the Silent Partnership agreement, which is due on August 27, 2018, exceeded our current assets by approximately US$33.5 million. The net book value of all Silent Partnership Assets is approximately US$173.6 million, which we recorded as IPP solar park, and current assets associated with the Silent Partnership agreement is approximately US$47.9 million. Furthermore, we have committed to capital expenditure of US$21.1 million in the next 12 months relating to the construction of solar parks contracted for but not provided in our consolidated financial statements as of December 31, 2017. In order to manage our working capital requirements, we reviewed our forecasted cash flows on an on-going basis to ensure we will have sufficient working capital from internally generated cash flows and proceeds from financing activities. Subsequent to December 31, 2017, we have been exploring the options of either secure financing for the purchase of the SSJ Silent Partnership Assets, or to liquidate the SSJ Silent Partnership Assets for the final distribution, and the net book value of the Silent Partnership Assets was approximate US$173.6 million which we recorded as IPP solar park. In addition, besides the current assets of US$47.9 million associated with the Silent Partnership agreement, the remaining other current assets is US$90.5 million, which is US$39.4 million higher than the current liability of US$51.1 million excluding the payable under the Silent Partnership agreement. Furthermore, we have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, following project connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize the project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually has a term of over 15 years and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. We believe that our current operating IPP solar parks and projects under construction are highly liquid assets that can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due for the next 12 months. Based on these factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

Partly due to the intense market competition, we have been able to negotiate flexible credit terms with our suppliers. Our EPC services and balance-of-system suppliers in Japan typically require us to pay an average 30% of the contract price at the time of signing the contract and 30% or more at the time of delivery of the services, with the remaining amount not due until completion of the solar parks. In Uruguay, we engage general EPC contractor, and we settle EPC payment based on the project milestone. In Canada, typically, the entire EPC cost is financed by the EPC company or the designated project buyer. The construction financing is settled at long term debt closing or project transfer after the commercial operation date. In the United States, typically, the cost of construction is funded approximately 20% from cash equity, 30% from tax equity and 50% from debt.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash from (used in) operating activities	3,793	(42,554)	(1,409)
Net cash used in investing activities	(110,587)	(58,122)	(50,802)
Net cash generated from (used in) financing activities	81,064	89,972	80,258
Net increase (decrease) in cash and cash equivalents	(25,730)	(10,704)	28,047
Cash and cash equivalents at beginning of the year	52,993	26,272	12,518
Effects of exchange rate changes on the balance of cash held in foreign currencies	(991)	867	5,519
Cash and cash equivalents classified as held for sale	—	(3,917)	—
Cash and cash equivalents at end of the year	26,272	12,518	46,084

Operating Activities

Our net cash used in operating activities in 2017 was US$1.4 million, which was mainly attributable to loss before taxation of US$39.6 million, a net decrease in the working capital of US$21.1 million and income taxes paid of US$9.5 million, partially offset by adjustments of US$65.6 million. The net decrease in the working capital of US$21.1 million was primarily attributable to an increase in amounts due from other related parties of US$10.4 million, a decrease in amounts due to other related parties of US$5.9 million, both which was primarily related to the transactions and fund transfers between us and certain entities controlled by Mr. Su as disclosed elsewhere in this annual report under “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su.”, and an increase in trade and other receivables of US$4.5 million. The adjustments of US$65.6 were primarily attributable to fair value changes on other non-current liability of negative US$39.1 million, which was primarily related to the Silent Partner demanding to make certain adjustment to percentage of distribution to enjoy 15% cumulative IRR under our silent partnership agreement as disclosed elsewhere in this annual report under “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership.”, a depreciation of IPP solar parks of US$14.3 million and finance costs of US$12.2 million.

Our net cash used in operating activities in 2016 was US$42.6 million, which was mainly attributable to a net decrease in the working capital of US$91.4 million and income taxes paid of US$6.3 million, partially offset by profit before taxation of US$4.6 million and adjustments of US$14.0 million. The net decrease in the working capital of US$91.4 million was primarily attributable to cash used in operations of US$36.3 million and an increase in inventories of US$32.7 million. The adjustments were primarily attributable to depreciation of IPP solar parks of US$14.2 million and finance costs of US$6.4 million.

Our net cash generated from operating activities in 2015 was US$3.8 million, which was mainly attributable to adjustments of US$19.5 million, partially offset by loss before taxation of US$2.2 million, a net decrease in the working capital of US$6.8 million and income taxes paid of US$1.4 million. The adjustments of US$19.5 million were primarily attributable to an increase in trade and other receivables of US$11.8 million. The net decrease in the working capital of US$6.8 million was primarily attributable to a depreciation of IPP solar parks of US$9.2 million and fair value changes on other non-current liability of US$5.7 million.

Investment Activities

Our net cash used in investing activities in 2017 was US$50.8 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$92.9 million, as a result of our construction of solar parks in Japan, and (ii) placement of restricted cash of US$40.7 million. This cash outflow was primarily offset by (i) withdrawal of restricted cash of US$29.9 million, (ii) disposal of subsidiaries of US$41.1 million, (iii) disposal of associates of US$9.5 million, and (iv) disposal of IPP solar parks of US$2.0 million.

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

Financing Activities

Our net cash generated from financing activities in 2017 was US$80.3 million. This cash inflow was primarily attributable to (i) proceeds from bank borrowings of US$84.9 million, and (ii) proceeds of other borrowings of US$35.1 million. This cash inflow was primarily offset by (i) repayment of other borrowings of US$25.1 million, (ii) interest paid of US$12.4 million and (iii) repayment of banking borrowings of US$2.2 million.

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

Capital Expenditures

Our capital expenditures amounted to US$95.0 million, US$45.5 million and US$93.3 million for 2015, 2016 and 2017, respectively. Our capital expenditure in 2015, 2016 and 2017 related primarily to our investment in solar parks under the IPP model.

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

Key requirements of IFRS 9 are: all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Less Than 1 Year	1-2 Years	3-5 Years	More Than 5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	34,279	—	—	—	34,279
Lease commitment	4,420	3,817	11,449	44,594	64,280
Borrowings	19,702	17,593	46,881	165,553	249,729
Other non-current liabilities	120,820	3,507	10,520	56,109	190,956
Total	179,221	24,917	68,850	266,256	539,244

G.           Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Senior Management	Age	Position/Title
Dr. Hao Wu	52	Chairman of the Board of Directors and principal executive officer
Weili Su	50	Director
Xiaoguang Duan	62	Director
Xinhua Yu	44	Director
Andrew (Jianmin) Wang	47	Director and Chief Financial Officer
Naiwei Chen	61	Independent Director
Qiang Zhan	57	Independent Director
Xuelong Pei	48	Independent Director
Zhi Hao	41	Chief Risk Officer
Sanjay Shrestha	43	Chief Investment Officer and President of Sky Capital Americas
Peter (Ping) Liu	51	Managing Director for the North American Region
Rui Chen	41	Representative Director of Sky Solar Japan
Wen Qian	35	President for mainland China
Aditya Satghare	39	Vice President, Finance & Corporate Strategy for Sky Capital Americas
Hong Chen	34	Vice President of Sky Capital Americas

** The business address of our directors and executive officers is Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong, People’s Republic of China.

BIOGRAPHICAL INFORMATION

Dr. Hao Wu. Dr. Wu has been our director since July 2012 and has been chairman of our board of directors since June 2017. Dr. Wu has been serving on our management committee since June 2017 and assumed the functions of principal executive officer since April 2018. Our management committee was set up in June 2017 to identify the candidates for our chief executive officer position and to assume other functions and authorities as may be delegated by the board of directors. Dr. Wu is a Chartered Financial Analyst registered with the CFA Institute since December 1998 and a member of the New York Society of Securities Analysts since April 2002. He has served as president of The Chinese Finance Association (TCFA). Since August 2005, Dr. Wu has been managing partner and chief executive officer of Sino Century. Prior to that, Dr. Wu advised AIG Global Investments as senior financial analyst from January 1997 to August 2000. He had broad responsibilities including advising AIG companies in Asia and Europe on investment and risk management strategies. He was also managing director and Head of Global Financial Products of Radian Group from October 2000 to August 2005. Dr. Wu was awarded a Bachelor of Science (Physics) by Fudan University in July 1988. He was also awarded a Doctorate in Electrical Engineering and a Master of Business Administration in Finance by the University of Southern California in December 1996 and May 1996, respectively. Dr. Wu completed a course on leading professional service firms at Harvard Business School in March 2005.

Weili Su. Mr. Su was the founder of our company, our chairman of the board from October 2009 to June 2017 and chief executive officer from December 2014 to June 2017. Mr. Su was primarily responsible for our strategic planning, business operation and overall management. Mr. Su has over 14 years of working experience in the solar power industry. From 2005 and 2010, Mr. Su founded a number of solar companies, which completed the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008. He established the only privately-funded independent national testing center for PV products in the PRC as of December 31, 2014, which is a laboratory designated by the PRC Finance Ministry for qualifying solar parks for national subsidies. He was a cofounder, director and secretary of Yingli Green Energy Holding Co., Ltd., an NYSE-listed company from November 2001 to September 2004. He was also a judge at the Court of the Baoding City Xinshiqu from September 1992 to July 2000. Mr. Su was awarded a Bachelor of Law by Hebei University in July 1992. He also received an Executive Master of Business Administration from the University of International Business and Economics in December 2005.

Xiaoguang Duan. Mr. Duan has been our director since May 2011 and has been member of our management committee since June 2017. Mr. Duan primarily has taken part in the reconstruction and stock issuance of companies such as Ningbo Huanlian and Shanghai Shenergy. From May 1994 to November 2007, Mr. Duan was director and vice president of Shenzhen Huayuan Limited Company, a Shenzhen-listed company. He was engaged in the establishment of Shengzhen Hengfeng Shidai Investment Limited Company and served as managing director from November 1997 to December 2003. He has been involved in the equity-linked investment of pre-IPO companies, and successfully took part in the reformation and floatation of Qinghai Gelatin Co. Ltd., Tongcheng Group, Leaguer Stock Co., Ltd. and Kweichow Moutai Co., Ltd., each of which is listed on the Shenzhen Stock Exchange. Mr. Duan founded Jolmo Capital Management Ltd., which initiated and managed RMB3,000,000,000, primarily invested in businesses in Jiangsu and Guangdong Province, including seven PV companies. From September 1986 to July 1987, Mr. Duan was a lecturer at John Hopkins University and studied China-US economics and politics. Since October 1991, he has been a director of Shanghai Economic Development Institute, and serves as the “Shanghai Economy” Producer. Mr. Duan graduated from Anhui University with a bachelor’s degree in 1979. He was awarded a Master of Philosophy by the University of Nanjing in July 1985.

Xinhua Yu. Mr. Yu has been our director since December 2016 and has been member of our management committee since June 2017. Since July 2012, Mr. Yu has been the partner of IDG Capital Investment Consultancy (Shanghai) Co., Ltd. He was the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd. from October 2006 to June 2012 and the project manager of International Data (China) Investment Co., Ltd. from October 2005 to October 2006. He has engaged in and led many investments in new energy, new materials, and semiconductor design. Prior to joining IDG Capital, Mr. Yu was the manager in charge of marketing department of ICM Group of Siemens China from October 2003 to October 2004. He was the manager of marketing department of Siemens Shanghai Mobile Communications Co., Ltd. from July 1997 to September 2003. Mr. Yu was awarded a Bachelor of Science by Zhejiang University in July 1997. He also received a Master of Business Administration from Cheung Kong Graduate School of Business in October 2005.

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

Naiwei Chen. Mr. Chen has been our independence director since July 2017. He is a professor at Fudan University, Law School, and the executive dean of Fudan University’s Institute of Senior Lawyers. He also serves as President of Shanghai FTA Intellectual Property Association, and Vice President of Shanghai Modern Enterprise Association, China Law Association On Science & Technology, and Shanghai Intellectual Property Law Research Association. Mr. Chen has served as an arbitrator at China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center, Hong Kong International Arbitration Center, International Chamber of Commerce International Court of Arbitration, and Court of Arbitration for Sport. In addition, Mr. Chen is a scholar of the Overseas IP Protection Program sponsored by China’s Ministry of Commerce, and was a Fulbright visiting scholar at the University of Pennsylvania, Law School from 2001 to 2002 and a senior visiting scholar at University of Washington from 1993 to 1994. He was the director of the Law Department and Intellectual Property Research Center of Shanghai Jiao Tong University, the vice president of the 8th and 9th general assembly of Shanghai Bar Association and a founding and senior partner of Allbright Law Offices. Currently, Mr. Chen also serves as an independent director of Shanghai Jiaoyun Group Co., Ltd., Shanghai Jiabao Group Co., Ltd., Spring Airlines Co,. Ltd., and Shanghai Rural Commercial Bank. Mr. Chen earned his Doctor of Jurisprudence degree from Macau University of Science and Technology.

Qiang Zhan. Mr. Zhan has been our independence director since June 2017. He is a proven leader with Global 500 European and American companies. Mr. Zhan has extensive experience in senior financial roles with companies such as Polymer Group Inc. (now known as AVINTIV Inc.), Feidong Lighting Co., Philips China Investment Co., and Eaton-Vickers Hydraulics. He also has meaningful experience in a variety of sales, marketing and operating roles. Mr. Zhan earned an MBA degree from the State University of New York at Buffalo, and a Bachelor of Engineering degree from Nanjing Institute of Technology (now known as Southeast University).

Xuelong Pei. Mr. Pei has been our independence director since June 2017. He has served as the Chief Executive Officer at Ganshang Corporation, General Manager at Jiangxi Electronic Group Corporation Ltd., and the head of legal department at Shanghai Juneyao (Group) Co., Ltd. Mr. Pei has also served as a director at Shanghai Huarui Bank Co., Ltd. Mr. Pei received his bachelor degree of law from Renmin University of China and his master degree of law from East China University of Political Science and Law. Mr. Pei is a panel arbitrator at Shanghai International Arbitration Center and Shanghai Arbitration Center.

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

Rui Chen. Mr. Chen has been the representative director of Sky Solar Japan since November 2017, responsible for projects development and operations. Mr. Chen had been representative director of Sky Solar Japan from October 2009 to October 2016, responsible for overseeing its corporate management and operations. From July 2006 until first joining our company, Mr. Chen was general manager of Solar Technology & Investment Co., Ltd. From October 2000 to May 2003, Mr. Chen studied international management at the Reitaku University.

Wen Qian. Mr. Qian has been the President of Sky Solar China since January 2017. Mr. Qian joined our company in September 2009 and served as corporate financial controller. In 2013, he was appointed as an officer of the CEO office and be responsible for corporate strategies development. Prior to joining us, Mr. Qian was corporate senior financial analyst of JA Solar Holdings Co., Ltd (NASDAQ: JASO) from November 2006 to September 2009. Mr. Qian graduated from Zhongnan University of Economics and Law with a Bachelor and Master of Accounting in July 2006 and July 2008, respectively. Mr. Qian was a non-practicing member of certified public accountant in China since 2009.

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

B.            Compensation

Directors and Senior Management

In 2017, the aggregate cash compensation to all of our directors and our senior management was US$$2.0 million and the aggregate total compensation to all of our directors and our executive officers was US$2.3 million.

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

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use for the officer’s own benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. Each executive officer has also agreed to disclose to us all work product, and acknowledged that all work product shall constitute work made for hire with respect to copyright, patents, trade secrets, trademarks and other proprietary rights. Each executive officer has agreed to execute all documents and perform all lawful acts necessary or advisable for us to secure these rights.

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

No award shall be granted pursuant to the 2009 Stock Incentive Plan on or after the tenth anniversary of the effective date, but awards theretofore granted may extend beyond that date. For more information on the share-based compensation pursuant to the 2009 Stock Incentive Plan, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

2014 Equity Incentive Plan

We adopted our 2014 Equity Incentive in 2014. Our 2014 Equity Incentive Plan originally provided for the grant of options, share appreciation rights and other stock-based awards such as restricted shares, referred to as “awards,” to our directors, officers and employees up to from 10,000,000 of our ordinary shares. In 2017, we increased 90,000,000 of our ordinary shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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

Option / Restricted Share Awards

As of March 31, 2018, options to purchase 220,000 ordinary shares and no restricted shares are outstanding. The following table summarizes the outstanding options and restricted shares that we granted to our directors and senior management and to other individuals as a group under our share incentive plan as of March 31, 2018. We did not grant any outstanding options or restricted shares other than to the individuals named below.

Name	Number of shares	Exercise Price (for Option Only) (US$)	Grant Date	Expiration Date
Dr. Hao Wu	—	—	—	—
Weili Su	—	—	—	—
Xiaoguang Duan	—	—	—	—
Xinhua Yu	—	—	—	—
Arthur (Lap Tat) Wong	120,000	1.00	November 13, 2014	November 13, 2024
Andrew Y. Yan	100,000	1.00	November 13, 2014	November 13, 2024
Andrew (Jianmin) Wang	—	—	—	—
Zhi Hao	—	—	—	—
Sanjay Shrestha	—	—	—	—
Peter (Ping) Liu	—	—	—	—
Rui Chen	—	—	—	—
Wen Qian	—	—	—	—
Aditya Satghare	—	—	—	—
Hong Chen	—	—	—	—
Other Employees	—	—	—	—

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

Audit Committee

Our audit committee consists of Mr. Qiang Zhan and Mr. Xuelong Pei. Mr. Qiang Zhan is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and the NASDAQ Stock Market. Each member of the audit committee is an “independent director” within the meaning of the NASDAQ Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Dr. Hao Wu, Mr. Xuelong Pei and Mr. Andrew (Jianmin) Wang. Dr. Hao Wu is the chairman of our compensation committee. Mr. Xuelong Pei satisfies the “independence” requirement of the NASDAQ Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Hao Wu, Mr. Xuelong Pei, Mr. Naiwei Chen and Mr. Qiang Zhan. Dr. Hao Wu is the chairman of our nominating and corporate governance committee. Mr. Xuelong Pei, Mr. Naiwei Chen and Mr. Qiang Zhan satisfy the “independence” requirement of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our directors are divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting. The three Class I directors have been elected for a term expiring on the date of our 2018 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The three Class II directors have been elected for a term expiring on the date of our 2019 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The two Class III directors have been elected for a term expiring on the date of our 2020 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Mr. Weili Su	Mr. Naiwei Chen
Mr. Andrew (Jianmin) Wang	Mr. Xinhua Yu	Mr. Xiaoguang Duan
Dr. Hao Wu	Mr. Qiang Zhan	Mr. Xuelong Pei

D.            Employees

As of December 31, 2015, 2016 and 2017, we had a total of 158 employees, 164 employees and 161 employees, respectively. As of December 31, 2017, we had 36 employees in Europe, 69 employees in Japan, 26 employees in China and 30 employees in the Americas. The following table sets forth the number of our employees for each of the major functions as of December 31, 2017:

Number of employees
Permit Development	19
Engineering, Procurement and Construction Management	53
Operations and Maintenance	13
Management and administrative	76
Total	161

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2018, unless otherwise indicated, of:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2018, unless otherwise indicated, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%(1)
Directors and Senior Management:
Dr. Hao Wu	—	—
Weili Su(2)	102,618,110	24.5
Xiaoguang Duan	—	—
Xinhua Yu	—	—
Andrew (Jianmin) Wang	*	*
Zhi Hao	*	*
Sanjay Shrestha	—	—
Peter (Ping) Liu	*	*
Rui Chen	*	*
Aditya Satghare	—	—
Hong Chen	*	*
All directors and executive officers as a group	116,818,110	27.8
Major Shareholders
Flash Bright Power Ltd.(3)	102,618,110	24.5
IDG-ACCEL China Capital Entities(4)	101,949,906	24.3
Sunpeak Universal Holdings, Inc.(5)	29,519,844	7.0

*                                         Less than 1% of our total outstanding shares.

(1)                                 For each person included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is (i) 419,546,514 ordinary shares outstanding, and (ii) the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2018, unless otherwise indicated.

(2)                                 Represents (i) 2,600,006 ordinary shares and 100,018,104 ordinary shares in the form of ADSs held by Flash Bright Power Ltd. Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by the trust of Mr. Su. The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Su holds a 100% interest in Flash Bright Power Ltd.

(3)                                 Flash Bright Power Ltd. is a British Virgin Islands company that is wholly-owned by the trust of Mr. Su. The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(4)                                 Represents 97,453,914 issued and outstanding ordinary shares held by IDG-ACCEL China Capital L.P., a Cayman Islands exempted limited partnership, and 4,495,992 held by IDG-ACCEL China Capital Investors L.P., a Cayman Islands exempted limited partnership. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of ordinary shares beneficially owned by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P.  By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of ordinary shares beneficially owned by IDG-Accel China Capital GP Associates Ltd. The registered address of both IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(5)                            The registred address of Sunpeak Universal Holdings, Inc. is 1825 South Grant Street, Suite 240, San Mateo, CA 94402.

As of the date of this annual report, none of our shareholders have different voting rights from other shareholders, nor are we aware of any arrangement the operation of which may at a subsequent date result in a change in control of our company other than in connection with the enforcement of settlement agreement with Mr. Su, as disclosed under “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su.”

B.            RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2017.

Transactions with Certain Affiliates and Shareholders

Transactions with RisenSky Solar and its subsidiaries

We provided EPC and O&M services with an aggregate revenue of US$0.3 million in 2017 to RisenSky Solar S.a r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar.

Transactions with Sky Global Solar S.A.

We provided O&M services with an aggregate revenue of US$9 thousand in 2017 to Sky Global Solar S.A., a company in which Mr. Su held 40% equity interests as at December 31, 2015, 2016 and 2017.

Transactions with Weili Su

In October, 2015, we entered into an agreement with Mr. Su to sell and transfer all the shares in our wholly-owned subsidiary Sky Solar Investment Limited. As of December 31, 2016, Sky Solar Investment Limited was controlled by Mr. Su.

As of December 31, 2016, we had non-trade related amounts due to Mr. Su of US$2.2 million. These non-trade related amounts consisted of a compensation due to Mr. Su in connection with our disposal of a subsidiary, Sky Solar Investment Limited, with net liabilities to Mr. Su.

On September 19, 2017, we entered into a settlement agreement with Mr. Su to resolve all potential claims by us against Mr. Su and certain entities controlled by him concerning certain fund transfers, which were not approved by the board or the audit committee and which lacked insufficient documentary support, as well as all potential claims that Mr. Su and such entities may have against us in connection with Mr. Su’s employment at our company.  Under this agreement, various debt assignment agreements signed among our company, certain third parties, and certain entities controlled by Mr. Su in April 2017 shall have no effect and be rescinded immediately; and Mr. Su agrees to pay back to our company approximately US$15.2 million and failing this, authorize our company to sell on behalf of him and /or transfer to our company the ADSs that he holds in our company to pay for such settlement amount.

Loans from and to Affiliates

The following table includes loans from our affiliates in 2017. These loans are for our corporate and working capital purposes:

	Largest amount outstanding during 2017	Outstanding balance as of December 31, 2017
	(US$ in thousands)	(US$ in thousands)
Sky Solar (Hong Kong) International Co., Ltd.	2,181	—
China New Era	176	—
Sky Solar New Energy	2,825	—
Beijing Sky Solar Investment Management Co., Ltd.(1)	109	28

*                                         These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum.

(1)                            The entity was controlled by Mr. Su as at December 31, 2015, 2016 and 2017

The following table includes loans to our affiliates in 2017. These loans are for the general corporate and working capital purposes of these affiliates:

	Largest amount outstanding during 2017	Outstanding balance as of December 31, 2017
	(US$ in thousands)	(US$ in thousands)
SWL Flash Bright Limited(1)	67	—
Sky Solar (Hong Kong) International Co., Ltd.(2)	1,339	—
Sky Solar New Energy(3)	1,480	—
Tany International (Baoding) Solar Electric Co., Ltd.(4)	816	—
Sky Solar Holdings Co., Ltd.(5)	1,430	—
China New Era(6)	4,526	3,693
RisenSky Solar and its subsidiaries(7)	4,842	5,632
Sky Global Solar S.A.(8)	2	—
Oky Solar Holdings	3,283	—
Sky Solar (Canada) FIT 1 Limited Partnership(9)	203	—

*                                         These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum.

(1)                                 SWL Flash Bright Limited was a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2016 and 2017.

(2)                                 The entity is 100% owned by Mr. Su as at December 31, 2016 and 2017.

(3)                                 The entity was controlled by Mr. Su as at December 31, 2016 and 2017.

(4)                                 The entity was controlled by Mr. Su as at December 31, 2016 and 2017.

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

Included in the balance amount due from China New Era as of December 31, 2017, an allowance for doubtful debt of US$2.2 million is provided for receivables for which they have defaulted on payment obligation.

(7)                                 In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a r.l. (“RisenSky Solar”). We are able to exercise significant influence over RisenSky Solar through our 30% ownership interest and participation on the board. RisenSky is therefore classified as our associate.

(8)                                 Mr. Su held 40% equity interests in Sky Global Solar S.A. as at December 31, 2015, 2016 and 2017. Mr. Su has significant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

(9)                                 Sky Solar (Canada) FIT 1 Limited Partnership is controlled by 1088526 B. C. Ltd.

Deed of Non-competition and Right of First Refusal

Pursuant to a deed of non-competition we entered into with Mr. Su on September 15, 2014, Mr. Su has unconditionally and irrevocably agreed, undertaken and covenanted with us that he would not, and would procure that his associates (other than any members of our company) would not, directly or indirectly, engage in any business which competes or is likely to compete, directly or indirectly, with the business from time to time conducted, carried on or contemplated to be carried on by any member of our company or in which any member of our company is engaged or has invested or which any member of our company has otherwise publicly announced its intention to enter into, engage in or invest in (the “Non-competition Clause”).

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

Litigation

On July 16, 2017, a putative securities class action captioned Barilli et al. v. Sky Solar Holdings, Ltd., et al. was filed in the United States District Court for the Southern District of New York. Plaintiffs allege that our prospectus filed in the initial public offering (“IPO”) in 2014 on the Nasdaq Stock Market misrepresented a number of subjects, including (i) the background of its former chief executive officer, Mr. Su; (ii) Sky Solar’s internal controls regarding related party transactions; (iii) a fraud committed against a Spanish subsidiary of a predecessor company in 2010; (iv) the state of the Chilean and Japanese solar markets; (v) Sky Solar’s access to financing; and (vi) Sky Solar’s business history, geographic reach, and prospects for future growth. In addition, Plaintiffs allege that since the IPO, we have made misrepresentations concerning Mr. Su’s credentials and our internal controls. Plaintiffs seek to represent a class of investors who claim to have suffered losses as a result of their trading of our ADSs acquired from November 13, 2014 to June 12, 2017. Plaintiffs assert federal securities law claims under the Securities Act of 1933 and the Securities Exchange Act of 1934, and seek unspecified money damages. On February 16, 2018, the plaintiffs filed their second amended complaint. We filed a motion to dismiss the second amended complaint on April 20, 2018. Additional information concerning this action is publicly available in court filings under the docket number 17 Civ 4572 (S.D.N.Y.) (Swain, J.).

The action remain at its preliminary stages. We have engaged a U.S. firm as legal counsel and intend to defend these actions vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have been named as a defendant in a putative class action lawsuit and have been, and in the future may be, the target of other lawsuits, harassment or other hostile conduct by third parties, including malicious allegations, which could generate adverse publicity and harm our reputation and could adversely affect our business, financial conditions, results of operations, cash flows and the trading price of our ADSs.”

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

ITEM 9. THE OFFER AND LISTING

A.            Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the NASDAQ Capital Market for the periods indicated.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual Highs and Lows
2014 (from November 13, 2014)	14.00	6.00
2015	12.95	4.29
2016	7.20	1.12
2017	3.62	1.00
Quarterly Highs and Lows
First Quarter 2016	7.20	2.04
Second Quarter 2016	6.52	2.44
Third Quarter 2016	5.40	2.42
Fourth Quarter 2016	3.14	2.00
First Quarter 2017	3.62	1.50
Second Quarter 2017	2.17	1.00
Third Quarter 2017	2.43	1.27
Fourth Quarter 2017	2.00	1.39
First Quarter 2018	1.67	0.82
Monthly Highs and Lows
October 2017	2.00	1.61
November 2017	1.88	1.46
December 2017	1.73	1.39
January 2018	1.67	1.14
February 2018	1.19	0.82
March 2018	1.36	0.98
April 2018 (until April 26, 2018)	1.35	1.10

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

C.            Material Contracts

In the past two fiscal years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview,” “Item 7, Major Shareholders and Related Party Transactions—B. Related Party Transactions.” or elsewhere in this annual report on Form 20-F.

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

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Acting Clerk of the Cabinet (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and (2) that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our share debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concession Law (2011 Revision). The undertaking for us is for a period of twenty years from September 10, 2013.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

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

•                                          a person who actually or constructively (including through attribution rules) owns 10% or more of our stock (measured by vote or value); or

•                                          a person whose “functional currency” is not the U.S. dollar.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2017. Based on the current and projected composition of our income and assets and the valuation of our assets, there is a significant risk that we will become a PFIC during the current taxable year. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. Because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

	Year Ended December 31,
	2016	2017
	US$ in thousands	US$ in thousands
EURO	502	523
CAD	130	142
JPY	(12,306)	(22,760)

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

If the interest rate on bank balances and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, our post-tax profit would increase/decrease by approximately US$22 thousand and US$268 thousand for the year ended December 31, 2016 and 2017 respectively.

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

Our credit risk as at December 31, 2016 was concentrated on trade receivables from electricity companies in Japan, Europe and the US, that amounted to approximately US$8.3 million and accounted for 91.9% of our total trade receivables. Our credit risk as at December 31, 2017 was concentrated on trade receivables from electricity companies in Japan, Europe, USA and Uruguay , that amounted to approximately US$8.0 million and accounted for 95.8% of our total trade receivables.

Our credit risk as at December 31, 2016 and 2017 on balances with related parties was concentrated on four and two related parties, respectively, which are engaged in solar industry in the PRC and overseas countries and amounted to approximately US$10.7 million and US$20.9 million, representing 73.2% and 93.3%, respectively, of our total balances from related parties.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2016
Trade and other payables	N/A	18,668	—	—	—	18,668	18,668
Amounts due to other related parties	N/A	7,512	—	—	—	7,512	7,512
Borrowings— variable rate	3.63%	843	1,133	1,133	10,200	13,309	11,162
Borrowings— fixed rate	4.13%	27,643	13,781	10,876	125,359	177,659	147,999
		54,666	14,914	12,009	135,559	217,148	185,341
At December 31, 2017
Trade and other payables	N/A	26,644	—	—	—	26,644	26,644
Amounts due to other related parties	N/A	28	—	—	—	28	28
Borrowings— variable rate	4.82%	4,854	8,173	8,164	118,998	140,189	95,216
Borrowings— fixed rate	3.52%	14,848	17,527	15,611	146,977	194,963	154,513
		46,374	25,700	23,775	265,975	361,824	276,401

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details our liquidity analysis for our financial liabilities at FVTPL, representing liabilities we recorded during the year ended December 31, 2016 and 2017 for arrangements with certain third parties as at December 31, 2016 and 2017. The table is presented based on the undiscounted projected cash outflows on such instruments that we expect to settle. The liquidity analysis for our financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2016
Other non-current liabilities	13.8	14,698	14,818	15,251	204,264	249,031	133,553
At December 31, 2017
Other Current liabilities	15%	120,820	—	—	—	120,820	120,820
Other non-current liabilities	10.99%	5,310	8,420	8,440	132,234	154,404	57,885
		126,130	8,420	8,440	132,234	275,224	178,705

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other securities

Not applicable.

D.            American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held
ADS services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. In 2017, we didn’t received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Other than as described in “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership”, as of December 31, 2017, we were in compliance with all material terms and covenants of our loan credit agreements.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders.

None.

E. Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our management committee and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2017. Based on that evaluation, our management committee and principal financial officer have concluded that our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified three material weaknesses related to, among other deficiencies, (i) insufficient accounting resources and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components and (iii) lack of an independent internal audit function to perform management self-assessment on internal controls. Because of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2017.

Remediation Actions and Plans

We have taken a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, we formed an audit committee, which consists of independent directors to oversee the operation of our finance department, and to approve all related party transactions and other significant transactions. We have also recruited new accounting leadership in the key regions, who have both IFRS and internal control knowledge and experiences. We will further enhance our internal control team with additional personnel, to provide policy training from time to time at both corporate and regional level, and to perform internal audit on a regular basis.

In cooperation with our board’s audit committee, we plan to further take a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, to address the material weakness related to insufficient accounting resources and process necessary to comply with reporting and compliance requirements of IFRS and the SEC, we are in the progress of (i) further enrich our human resources at the corporate level by putting personnel who have IFRS and SEC reporting and compliance knowledge and experience; (ii) provide time to time IFRS and company policy training to both corporate and the regional accounting staff; and (iii) re-establish internal control function by refilling the key position which was absence since early 2016. To address the material weakness related to the lack of sufficient written policies and proper procedures in relation certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, we plan to strengthen the internal control function to lead the design, development, update and provide training of the company policy, at both the corporate and regional level. To address the material weakness of lack of independent internal audit function, we will recruit qualified personnel to lead the internal audit function.

As of December 31, 2017, we determined that the remediation of the above-mentioned material weaknesses and other control deficiencies was in progress. The ongoing implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Qiang Zhan, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) to us in 2016 and 2017, respectively.

	For the years ended December 31,
	2016	2017
	(US$ in thousands)
Audit Fees(1)	1,200	1,050
Audit—related Fees(2)	398	193
Tax Fees(3)	22	173
Total	1,620	1,416

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

(3)                            Tax fees include fees billed for professional services in connection with our tax consulting service.

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

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 24, 2017, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), as our independent registered public accounting firm, effective immediately, and engaged BDO as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the year ended December 31, 2017, effective as of November 24, 2017. Our decision to dismiss Deloitte and engage BDO was approved by the audit committee of our board of directors on November 24, 2017.

Deloitte’s audit report on our consolidated financial statements as of December 31, 2015 and 2016 and for each of the years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2016.

During each of the years ended December 31, 2015 and 2016 and the subsequent interim period through our dismissal of Deloitte on November 24, 2017, there were (i) no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is included as Exhibit 16.1 attached herein.

During each of the years ended December 31, 2016 and 2017 and the subsequent interim period through November 24, 2017, neither we nor anyone on behalf of us has consulted with BDO regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

	NASDAQ Listing Rules	Our Practice
Board of Directors	NASDAQ Listing Rules require issuers to have a board of directors that is majority independent.	We have a board of directors that is comprised of eight members, three of whom are independent directors.
Audit Committee	NASDAQ Listing Rules require issuers to have an audit committee that has at least three members, each of whom is an independent director	We have an audit committee that consists of two directors, both of whom are independent directors.
Compensation Committee	NASDAQ Listing Rules require issuers to have a compensation committee that has at least two members, each of whom is an independent director.	We have a compensation committee that consists of one independent director and two executive directors.
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

Our nominating & corporate governance committee, which is comprised of three independent directors and one executive director, oversees the selection and recommendation of director nominees.

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

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Accounting Firm (BDO China Shu Lun Pan Certified Public Accountants LLP)
15.2*	Consent of Independent Registered Accounting Firm (Deloitte Touche Tohmatsu Certified Public Accountants LLP)
16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith
** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

By:	/s/ Hao Wu
Name:	Hao Wu
Title:	Chairman and principal executive officer

Date: April 27, 2018

SKY SOLAR HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2017, and the related consolidated statements of profit or loss and other comprehensive income or expense, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017, and the results of its operations and its cash flows for each of the for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai, People’s Republic of China
We have served as the Company’s auditor since 2017.

April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2016, and the related consolidated statements of profit or loss and other comprehensive income or expense, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

May 15, 2017

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OR EXPENSE

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2015	2016	2017
Revenue	5
Related parties		4,450	788	286
Non-related parties		42,705	65,137	56,447
Total revenue		47,155	65,925	56,733
Cost of sales and services		(18,533)	(30,911)	(23,201)
Gross profit		28,622	35,014	33,532
Impairment loss on IPP solar parks	21	(1,835)	(2,151)	(5,221)
Provision on receivables	16, 17	(1,071)	—	—
Selling expenses		(1,171)	(882)	(554)
Administrative expenses		(22,556)	(29,744)	(25,110)
Other operating income	14	197	13,163	2,068
Reversal of provision for other taxes	11	6,025	—	—
Profit from operations		8,211	15,400	4,715
Investment income	7	349	498	7,891
Other losses	8	(6,901)	(4,971)	(39,986)
Finance costs	9	(3,897)	(6,368)	(12,200)
(Loss) profit before taxation		(2,238)	4,559	(39,580)
Income tax (expense) credit	11	684	(1,277)	6,530
(Loss) profit for the year		(1,554)	3,282	(33,050)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Currency translation difference		(10,310)	(57)	5,579
Share of other comprehensive income of associates		—	136	—
Fair value loss arising from cash flow hedges		(680)	(446)	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary		—	1,126	—
Total comprehensive (expense) income for the year		(12,544)	4,041	(27,471)
(Loss) profit for the year attributable to owners of the Company		(1,397)	3,784	(33,171)
(Loss) profit for the year attributable to non-controlling interests		(157)	(502)	121
(Loss) profit for the year		(1,554)	3,282	(33,050)
Total comprehensive (expense) income attributable to:
Owners of the Company		(12,379)	4,242	(26,738)
Non-controlling interests		(165)	(201)	(733)
Total comprehensive (expense) income for the year		(12,544)	4,041	(27,471)
(Loss) earnings per share—Basic	13	0.00	0.01	(0.1)
(Loss) earnings per share—Diluted	13	0.00	0.01	(0.1)

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		As of December 31,
	Notes	2016	2017
Current assets:
Cash and cash equivalents		12,518	46,084
Restricted cash		29,850	40,716
Amount due from Sky Solar Holdings Co., Ltd.	15	1,430	—
Amounts due from other related parties	16	6,233	16,713
Trade and other receivables	17	30,097	34,582
Inventories	18	39,034	307
Assets classified as held for sale	19	47,006	—
		166,168	138,402
Non-current assets:
Property, plant and equipment	20	823	916
Investment property	21	1,568	1,516
IPP solar parks	21	271,253	397,405
Intangible assets	22	122	126
Interests in associates	23	4,092	2,566
Amounts due from other related parties	16	8,125	5,632
Deferred tax assets	24	9,581	23,500
Other non-current assets	25	14,514	11,045
		310,078	442,706
Total assets		476,246	581,108
Current liabilities:
Trade and other payables	26	24,037	29,043
Amounts due to other related parties	27	7,512	28
Taxes payable		6,903	2,340
Borrowings	28	27,280	19,702
Other current liabilities	29	—	120,820
Liabilities directly associated with assets classified as held for sale	19	3,380	—
		69,112	171,933
Non-current liabilities:
Borrowings	28	131,881	230,027
Other non-current liabilities	30	141,001	70,136
Deferred tax liabilities	24	330	2,784
		273,212	302,947
Total liabilities		342,324	474,880
Total assets less total liabilities		133,922	106,228
Equity:
Share capital	31	8	8
Reserves		128,076	101,115
Equity attributable to owners of the Company		128,084	101,123
Non-controlling interests		5,838	5,105
Total equity		133,922	106,228
Total liabilities and equity		476,246	581,108

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for per share information or as otherwise noted)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Cash flow Hedge reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
			(Note a)	(Note 28 a)			(Note b)

At January 1, 2015	5	41,754	(11,325)	—	(147,417)	240,305	394	123,716	33	123,749
Loss for the year	—	—	—		(1,397)	—	—	(1,397)	(157)	(1,554)
Other comprehensive expense for the year	—	—	(10,302)	(680)	—	—	—	(10,982)	(8)	(10,990)
Total comprehensive expense for the year	—	—	(10,302)	(680)	(1,397)	—	—	(12,379)	(165)	(12,544)
Transfer to legal reserve	—	—	—	—	(133)	—	133	—	—	—
Reversal of IPO expense (Note a)	—	—	—	—	—	125	—	125	—	125
Share-based compensation	—	1,389	—	—	—	—	—	1,389	—	1,389
At December 31, 2015	5	43,143	(21,627)	(680)	(148,947)	240,430	527	112,851	(132)	112,719
Profit (loss) for the year	—	—	—	—	3,784	—	—	3,784	(502)	3,282
Currency translation difference	—	—	(358)	—	—	—	—	(358)	301	(57)
Share of other comprehensive income of associates	—	—	136	—	—	—	—	136	—	136
Fair value loss arising from cash flow hedges	—	—		(446)	—	—	—	(446)	—	(446)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary (Note 28 a)	—	—	—	1,126	—	—	—	1,126	—	1,126
Total comprehensive (expense) income for the year	—	—	(222)	680	3,784	—	—	4,242	(201)	4,041
Share-based compensation	—	997	—	—	—	—	—	997	—	997
Transfer to legal reserve	—	—	—	—	(240)	—	240	—	—	—
Non-controlling interest addition (Note b)	—	—	—	—	—	—	—	—	6,171	6,171
Ordinary shares consideration for business combination (Note c)	3	—	—	—	—	10,144	—	10,147	—	10,147
Issuance cost (Note d)	—	—	—	—	—	(153)	—	(153)	—	(153)
At December 31, 2016	8	44,140	(21,849)	—	(145,403)	250,421	767	128,084	5,838	133,922
Profit (loss) for the year	—	—	—	—	(33,171)	—	—	(33,171)	121	(33,050)
Currency translation difference	—	—	6,433	—	—	—	—	6,433	(854)	5,579
Share of other comprehensive income of associates	—	—	—	—	—	—	—	—	—	—
Total comprehensive (expense) income for the year	—	—	6,433	—	(33,171)	—	—	(26,738)	(733)	(27,471)
Share-based compensation	—	(223)	—	—	—	—	—	(223)	—	(223)
At December 31, 2017	8	43,917	(15,416)	—	(178,574)	250,421	767	101,123	5,105	106,228

Notes:

(a)             On June 23, 2015, the Company received a refund amounting to US$125 thousand from NASDAQ for the change of listing tiers from Global Select Market to Global Market.

(b)              During the year ended December 31, 2016, the Group has non-controlling interest addition amounting to US$1.4 million upon acquisition of 23 solar parks in USA. During the year ended December 31, 2016, Renewable Capital Investment II (“RCI 2”) entered into equity conversion agreements with its EPC supplier to convert account payable for EPC service amounting to US$4.8 million into the equity of the 5 Uruguay project companies of RCI 2.

(c)              On July 15, 2016, the Group completed acquisition of 23 solar parks with 22MW capacity in USA (Note 32). As part of the consideration, 29,519,844 ordinary shares were validly issued with par value of 0.0001 per share. As of the acquisition date, the closing stock price was US$2.75/ADS or US$0.34375 per share, which made the value of total issued shares US$10.1 million.

(d)              During the year ended December 31, 2016, the Group incurred US$153 thousand cost directly related to issuance of restricted shares and recorded it in additional paid in capital.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2015	2016	2017
Operating activities
(Loss) profit before taxation		(2,238)	4,559	(39,580)
Adjustments for:
Interest income		(200)	(325)	(445)
Finance costs		3,897	6,368	12,200
Depreciation of property, plant and equipment		281	271	298
Depreciation of IPP solar parks		9,229	14,208	14,272
Amortization of intangible assets		102	71	44
Warranty reversal	26	(334)	(451)	(308)
Share-based compensation		1,389	997	(223)
Fair value changes on other non-current liability	29,30	5,686	2,957	39,105
Loss on disposal of property, plant and equipment		64	15	—
Loss on disposal of intangible assets		6	1	—
Impairment loss on IPP solar parks		1,835	2,151	5,221
Provision on receivables		1,071	—	—
Gain on disposal of associates		—	—	(7,448)
Share of profit of associates		(149)	(173)	—
Gain on disposal of IPP solar parks	14	—	(1,248)	—
Gain on disposal of a subsidiary	15,34	—	(11,768)	(1,875)
Reversal of provision for other taxes	12	(6,025)	—	—
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	30	585	641	(201)
Unrealized gain from sales to associates	23	2,040	242	—
Operating cash flows before movements in working capital		17,239	18,516	21,060
Increase in inventories		(1,726)	(32,739)	(271)
(Increase)/ decrease in trade and other receivables		(11,790)	(5,962)	(4,484)
(Increase)/ decrease in amounts due from other related parties		(2,902)	2,145	(10,436)
Decrease in amount due from customers for contract work		—	—
Increase/ (decrease) in trade and other payables		5,591	(18,249)	8,085
Decrease in amounts due to other related parties		(22)	—	(5,893)
Decrease in amounts due to customers for contract work		(1,194)	—	—
Cash generated from/ (used in) operations		5,196	(36,289)	—
Income taxes paid		(1,403)	(6,265)	(9,470)
Net cash generated from/ (used in) operating activities		3,793	(42,554)	(1,409)

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2015	2016	2017

Investing activities
Withdrawal of restricted cash		5,438	5,560	29,850
Placement of restricted cash		(5,560)	(29,850)	(40,716)
Collection of advances to other related parties		1,043	—
Advances to other related parties		(30)	—
Interest income received		200	325	445
Purchases of property, plant and equipment		(327)	(349)	(375)
Purchases of intangible assets		(241)	(40)	(42)
Payments for IPP solar parks		(100,823)	(43,581)	(92,931)
Proceeds from disposal of property, plant and equipment		56	—	—
Proceeds from disposal of intangible assets		180	—	—
Proceeds from disposal of IPP solar parks		—	4,839	1,979
Investment in associates	23	(5,692)	—	—
Return of investment in associates	23	—	1,554	9,505
Dividends received from associates		—	415	427
Disposal of subsidiaries	34	(4,831)	4,118	41,056
Acquisition of subsidiaries	33	—	(1,113)	—
Net cash used in investing activities		(110,587)	(58,122)	(50,802)
Financing activities
Proceeds from bank borrowings		47,126	11,403	84,865
Repayment of bank borrowings		(40,751)	(4,371)	(2,164)
Proceeds from other borrowings		46,949	51,833	35,059
Repayment of other borrowings		(5,470)	(6,372)	(25,116)
Issuance cost of IPO/restricted shares		—	(153)
Refund of IPO expense		125	—	—
Advances from other related parties		480	—	—
Repayment of advances from other related parties		(218)	—	—
Changes of financial liabilities	29,30	36,720	44,000	—
Interest paid		(3,897)	(6,368)	(12,386)
Net cash generated from financing activities		81,064	89,972	80,258
Net (decrease)/ increase in cash and cash equivalents		(25,730)	(10,704)	28,047
Cash and cash equivalents at beginning of the year		52,993	26,272	12,518
Effects of exchange rate changes on the balance of cash held in foreign currencies		(991)	867	5,519
Cash and cash equivalents at end of the year		26,272	16,435	46,084
Analysis of the balances of cash and cash equivalents
Bank balances and cash		26,272	12,518	46,084
Bank balances and cash included in assets classified as held for sale		—	3,917	—
		26,272	16,435	46,084

Supplemental information of non-cash transactions:

Details of other non-cash transactions regarding the disposal of subsidiaries and classification of held for sale assets and liabilities are set out in notes 33, 34 and 19, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 15 and Note 16. Unsettled trade and other payables for acquisitions of property, plant and equipment and IPP solar parks are USD26.1 million, USD 12.6 million and USD 7.1 million as of December 31, 2015, 2016 and 2017, respectively.

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

The directors of the Company anticipate that the application of IFRS 16 in the future may have impact on lease accounting made in the Group’s consolidated financial statements. The Group is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. As of December 31, 2016, the Group had commitments of USD 98.8 million for future minimum lease payments under non-cancellable operating leases (Note 36) and the directors of the Company anticipate that the application of IFRS 16 in the future may have material impact on the consolidated financial statement of the Group. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until the Group performs a detailed review.

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

The property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the ‘other losses’ line item.

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

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss is included in the ‘other losses’ line item in profit or loss and includes any interest paid on the financial liabilities.

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

3.24.2 Contingent liabilities

Unless the possibility of an outflow of resources embodying economic benefits is remote, contingent liabilities are disclosed where it is not probable that the Company will make a transfer of economic benefit to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

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

When there is an objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). In the event the expected actual future cash flows are less than the amount owed, a material impairment loss may arise. The carrying amounts of the Group’s trade and other receivables as at December 31, 2016 and December 31, 2017 are approximately USD30,097 thousand and USD34,582 thousand and net of allowance of doubtful debts of USD1,329 thousand and USD1,403 thousand, respectively. The carrying amounts of the Group’s amounts due from other related parties as at December 31, 2016 and December 31, 2017 were USD14,358 thousand and USD22,345 thousand and net of allowance of doubtful debts of USD2,200 thousand and USD2,200 thousand, respectively. The carrying amounts of the Group’s amounts due from Sky Solar Holdings Co., Ltd. as at December 31, 2016 and December 31, 2017 were USD1, 430 thousand and nil, respectively.

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

B.            CRITICAL ACCOUNTING JUDGEMENTS

(a)                                                                                 Significant influence over 1088526 B.C. Ltd (“1088526”) and 1091187 B.C. Ltd (“1091187”)

1088526 B.C. Ltd. and 1091187 B.C. Ltd each is considered as an associate of the Group although the Group owns 75% equity interest in both 1088526 and 1091187, and contractual right to appoint two out of four directors to the board of directors of both 1088526 and 1091187. The Group only has significant influence over both 1088526 and 1091187 are explained by the facts that (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of both 1088526 and 1091187 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. (Note 23).

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.              REVENUE

The Group’s revenue streams are mainly composed of pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group’s revenue:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Related parties:
—EPC services solar energy system sales
Sales of permits	4,119	525	—
—Other sales
-O&M services	331	263	286
-Sales of solar modules	—	—	—
	331	263	286
Subtotal	4,450	788	286
Non-related parties
—Electricity sales income	35,479	53,658	53,614
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits	434	—	—
Provision of construction services	827	4,954	285
- BT	4,012	4,232	—
	5,273	9,186	285
—Other sales
-O&M services	1,835	2,290	2,548
-Sales of solar modules	118	3	—
	1,953	2,293	2,548
Subtotal	42,705	65,137	56,447
Total	47,155	65,925	56,733

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

	Revenue for the year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	881	871	966
Canada	8,327	8,724	382
Czech	3,284	3,197	3,548
Germany	249	27	—
Greece	8,849	8,748	1,650
Japan	24,728	37,757	37,887
Spain	405	379	421
USA	31	3,797	6,681
Uruguay	401	2,425	5,198
	47,155	65,925	56,733

	Non-current assets At December 31,
	2016	2017
	Thousand USD	Thousand USD
Bulgaria	65	92
Canada	1,037	1,956
Chile	122	3,164
Czech	15,409	15,127
Greece	17	109
Japan	217,432	234,398
PRC	2,161	268
Spain	2,998	6,446
USA	42,904	45,137
Uruguay	10,227	106,877
	292,372	413,574

Non-current assets excluded deferred tax assets and amounts due from other related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2015		2016	2017
	Thousand USD		Thousand USD	Thousand USD
Customer A	7,420		10,504	13,056
Customer B	6,951		10,861	11,684
Customer C		*	8,164	9,912
Customer D	7,834		7,103		*

*                 The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective periods.

7.              INVESTMENT INCOME

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Interest income	144	83	186
Interest income from amounts due from related parties	56	242	259
Share of profit of associates	149	173	—
Disposal of associates(Note a)	—	—	7,446
	349	498	7,891

(a)         In March 2017, Sky Solar Japan KK entered into a share transfer agreement with Orix Holdings to sell the share interest in OKY Solar 1 K.K and OKY Solar Omut K.K at the consideration of JPY1,068 million (US$9.18 million), which was closed on March 29, 2017 with all consideration paid in cash. The company recorded a gain on disposal of subsidiaries of JPY 837 million (USD 7.4 million).

8.              OTHER LOSSES

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Change of financial liabilities with fair value through profit and loss (Note 29, Note 30)	(5,686)	(2,957)	(39,105)
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as at FVTPL (Note 30)	(585)	(641)	201
Transaction cost related to FVTPL liabilities (Note a)	—	(4,041)	—
Net foreign exchange (losses) gains	400	1,145	1,814
Others, net	(1,030)	1,523	(2,896)
	(6,901)	(4,971)	(39,986)

(a)         The transaction cost represents the professional fee directly attributable to the issue of the financial liability to Hudson.

9.              FINANCE COSTS

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Interest on:
Bank borrowings	(2,780)	(2,611)	(3,865)
Other borrowings	(1,117)	(3,757)	(8,335)
	(3,897)	(6,368)	(12,200)

10.       STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

(Loss) profit before taxation has been arrived at after charging:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Depreciation of property, plant and equipment	281	271	298
Amortization of intangible assets	102	71	44
Depreciation of solar parks	9,229	14,208	14,272
Auditor’s remuneration	1,155	1,200	1,050

Directors’ emoluments:
Salaries and other benefits (Note a)	592	392	887
Retirement benefits scheme contributions	32	27	36
Share-based compensation	104	46	(43)
	728	465	880
Others staff:
Other staff costs	7,337	8,090	7,625
Retirement benefits scheme contributions	704	1,046	591
Share-based compensation	1,285	951	(180)
	9,326	10,087	8,036
Total staff costs	10,054	10,552	8,916

11.       INCOME TAX (EXPENSE) CREDIT

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Current tax	(2,372)	(10,976)	(4,906)
Overprovision in prior years	4,258	—	—
	1,886	(10,976)	(4,906)
Deferred tax	(1,202)	(9,699)	11,436
	684	(1,277)	6,530

Income tax of Bulgaria, Germany, Hong Kong, and Canada is calculated at 10%, 15%, 16.5%, and 26.5%, respectively, of the estimated assessable profit of respective Group’s subsidiaries for the three years ended December 31, 2017. Income tax rate in Japan is 33% , 30% and 27.8% for the three years ended December 31, 2017, respectively. Income tax rate in Greece is 26%, 29%, and 29% for the three years ended December 31, 2017, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

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

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit before taxation	(2,238)	4,559	(39,580)
Tax at the domestic income tax rate (2015: 26%, 2016: 29%, 2017: 27.8%,)	(581)	1,322	(11,003)
Tax effect of income not taxable for tax purpose	(2,711)	(1,802)	—
Tax effect of expenses not deductible	1,466	716	1,898
Overprovision in prior years	(4,258)	—	(715)
Tax effect of tax losses not recognized	969	5,321	3,007
Recognition of deferred tax assets previously not recognized	—	(3,646)	—
Utilization of tax losses previously not recognized	—	(2,463)	(601)
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,431	1,829	884
Income tax expense (benefit)	(684)	1,277	(6,530)
Effective income tax rate	31%	28%	16%

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Group was most significant during the year presented; which is the income tax rate in Greece for the years ended December 31, 2015 and 2016. Since the group disposed all the solar park assets in Greece in 2017, the most significant operation of the Group of 2017 was Japan. As a result, the domestic income tax rate was 27.8% for the year ended December 31, 2017.

12.  DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

13.  (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit
(Loss) profit for the purpose of basic and diluted (loss) earnings per share	(1,397)	3,784	(33,171)

	Year ended December 31,
	2015	2016	2017

Number of shares
Weighted average number of ordinary share outstanding- basic and diluted	387,517,503	401,602,159	418,314,541

Basic net (loss) earnings per share	0.00	0.01	(0.1)
Diluted net (loss) earnings per share	0.00	0.01	(0.1)

For the year ended December 31, 2015, diluted loss per share are the same as basic loss per share as the Company did not have any equity instruments that have dilutive effect on loss per share during the periods presented.

For the year ended December 31, 2016 and 2017, diluted net income (loss) per share does not include the 330,000 share options, of which the exercise price is higher than the average market price, as their inclusion would be anti-dilutive.

For the year ended December 31, 2016, diluted net income (loss) per share does not include the 330,000 share options, of which the exercise price is higher than the average market price, or 1,430,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2016, as their inclusion would be anti-dilutive.

For the year ended December 31, 2017, diluted net income (loss) per share does not include the 220,000 share options, of which the exercise price is higher than the average market price, or 940,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2017, as their inclusion would be anti-dilutive.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share.

	Year ended December 31,
	2015	2016	2017
Options	330,000	330,000	220,000
Non-vested restricted shares	1,900,000	950,000	940,000
	2,230,000	1,280,000	1,160,000

14.  OTHER OPERATING INCOME

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Gain(Loss) on disposal of IPP solar parks	—	1,248	—
Gain(Loss) on disposal of subsidiaries (Note 21, Note 34)	—	11,768	1,875
Others	197	147	193
	197	13,163	2,068

15.  AMOUNT DUE FROM SKY SOLAR HOLDINGS CO., LTD.

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Amount due from Sky Solar Holdings Co., Ltd.
—Current	1,430	—

The balances were unsecured.

In September of 2015, the Group has entered into several assignment agreements with multiple parties, including Sky Solar Holdings, two other related parties (Note 27) and two other third parties to settle its payables to these third parties for approximately USD1.2 million. After this assignment, the Group has increased its amount due from Sky Solar Holdings Co., Ltd. by USD1.6 million and amount due to the other related parties amounting to USD2.8 million.

In September of 2017, the group has entered into a deed of non-competition and right of first refusal with Mr. Weili Su (“Mr. Su”) whereby he promises that he and any company he controls will not engage in any business that competes with us and grants us the right of first refusal to purchase shares in his businesses in China in which he owns more than 50% of the voting shares in the event that Mr. Su receives from or otherwise negotiate with a third party a bona fide offer to purchase Mr. Su’s shares in any of the business and the sale of such shares will result in Mr. Su ceasing control of that business. In connection with the settlement agreement entered with Mr. Su, he agrees to pay back to the Company approximately US$15 million to settle all its receivables and payables with his related companies, including Sky Solar Holdings. Thus the Group has assigned its both amount due from and amount due to Sky Solar Holdings Co., Ltd to Mr. Su.

16.  AMOUNTS DUE FROM OTHER RELATED PARTIES

		At December 31,
	Notes	2016	2017
		Thousand USD	Thousand USD
Current:
Trade
China New Era	a	4,166	3,334
Sky Global Solar S.A.	h	2	—
Less: allowance for doubtful debts	a	(1,970)	(1,970)
		2,198	1,364
Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	b	1,339	—
SWL Flash Bright Limited	d	67	—
China New Era	a	360	359
Sky Solar New Energy Investment Ltd.	e	1,480	—
Tany International (Hong Kong) Co., Ltd.	f	816	—
Sky Solar (Canada) FIT 1 Limited Partnership	i	203	—
Su Weili	j	—	15,220
Less: allowance for doubtful debts	a	(230)	(230)
		4,035	15,349
		6,233	16,713
Non-Current:
Trade
Oky Solar Holdings, Ltd. and its subsidiaries	g	3,283	—
RisenSky Solar (defined in Note 23) and its subsidiaries		1,021	1,247
		4,304	1,247
Non-Trade
RisenSky Solar (defined in Note 23) and its subsidiaries	c	3,821	4,385

		8,125	5,632

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

Included in the balance amount due from China New Era as of December 31, 2016 and December 31, 2017, an allowance for doubtful debt of USD 2.2 million is provided for receivables for which they have defaulted on payment obligation.

(b)   Sky Solar (Hong Kong) International Co., Ltd. is an entity which is a 100% owned and controlled by Mr. Su as at December 31, 2016 and 2017.

(c)   Included in the balance was a carrying amount of USD 3.8 million and as USD 4.4 million at December 31, 2016 and 2017, respectively, which carried interest at 3.0% per annum. The balance was reclassified from current to non-current as the Group does not expect to receive the repayment within twelve months after the end of the reporting period.

(d)   SWL Flash Bright Limited is a 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2016 and 2017.

(e)   The entity is controlled by Mr. Su as at December 31, 2016 and 2017.

(f)    The entity is controlled by Mr. Su as at December 31, 2016 and 2017.

(g)   Sky Solar Japan Co., Ltd. (“Sky Solar Japan” or “SSJ”), a wholly owned subsidiary of the Group, holds 30% equity interests in Oky Solar Holdings, Ltd. (“Oky Solar Holdings”) as at December 31, 2016 and sold it in March 2017.

(h)   Mr. Su holds 40% equity interests in Sky Global Solar S.A. as at December 31, 2016 and December 31, 2017. Mr. Su has significant influence over the entity, and as such, Sky Global Solar S.A. is considered a related party.

(i)    Sky Solar (Canada) FIT 1 Limited Partnership (“FIT 1”) is controlled by 10088526 B.C, Ltd (“1088526”), an equity investee in which the Group holds 75% equity interest. (Note 23)

(j)    On September 19, 2017, the Company entered into a settlement agreement with Mr. Su to resolve all potential claims by the Company against Mr. Su and certain entities controlled by him concerning certain fund transfers, which were not approved by the board or the audit committee and which lacked insufficient documentary support, as well as all potential claims that Mr. Su and such entities may have against the Company in connection with Mr. Su’s employment at the Company.  Under this agreement, various debt assignment agreements signed among the Company, certain third parties, and certain entities controlled by Mr. Su in April 2017 shall have no effect and be rescinded immediately; and Mr. Su agrees to pay back to the Company approximately US$15.2 million and failing this, authorize the Company to sell on behalf of him and /or transfer to the Company the American depositary shares that he holds in the Company to pay for such settlement amount. After this agreement, the Group has amount due from Mr. Su to USD 15.2 million.

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from other related parties which are non-trade in nature mainly represented loans or advances to these related parties by the Group.

The Group normally allows credit period up to one year to related parties from the date of invoice on a case-by-case basis. The allowance for doubtful debts as at December 31, 2016 and December 31, 2017 was USD2.2 million. This provision was mainly due to the collectability of O&M revenue provided for and the expenses paid on behalf of China New Era in 2013. The group made individual assessments on the collectability of the balances.

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Balance at beginning of year	(2,200)	(2,200)
Provisions recognized on receivables	—	—
Balance at end of the year	(2,200)	(2,200)

17.  TRADE AND OTHER RECEIVABLES

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Trade receivables	9,016	10,206
Value-added tax recoverable	2,336	2,044
Prepaid assets and prepayments	4,913	6,755
Deposits (Note a)	10,855	7,186
Others (Note c)	4,306	9,794
Less: allowance for doubtful debts (Note b)	(1,329)	(1,403)
	30,097	34,582

Note:

(a)          The balance as of December 31, 2016 includes (1) USD3.7 million guarantee paid under the power purchase agreements related to the solar parks in Uruguay and will be collected once the solar projects are connected to grid in 2017 (Note 25) and (2) USD7.0 million deposit under the arrangement of Hudson Note and will be collected upon completion of construction of underlying solar projects in USA and Uruguay (Note 30).

The balance as of December 31, 2017 includes (1) USD 2.5 million deposit under the arrangement of Hudson Note, (2) USD 1.4 million for the EPC deposit in Canada and (3) USD 1.8 million for the litigation deposit in Japan and this deposit was received by January 2018.

(b)          The balance as of December 31, 2016 and 2017 mainly includes an amount receivable due from a third party to the Group of approximately USD1.1 million (equivalent to EUR1.0 million), which was incurred in 2012, claim against two third party contractors who failed to construct a solar park for one subsidiary of the Group, who delivered solar modules and made prepayment already. A settlement agreement was made in September 2012, however the two contractors failed to repay after made the first repayment of total three installments. The Group is negotiating for another settlement agreement, and based on the recent communications among the Group and two contractors, management concluded to make full provision for doubtful receivables in the amount of USD1.1 million in 2015.

(c)          The balance as of December 31, 2017 mainly includes (1) USD 2.6 million receivable from the sold subsidiary, (2) USD 1.3 million receivable from the EPC construction service, and (3) USD 2 million deposit for issuing the guarantee of EPC construction in Uruguay.

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

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Balance at beginning of year	1,366	1,329
Provisions recognized on receivables	—	—
Write off	—	—
Exchange difference	(37)	74
Balance at end of the year	1,329	1,403

The allowance for doubtful debt at the end of each reporting period represented individually impaired receivables which were either with financial difficulties or have defaulted on payment obligation. Included in the Group’s trade receivables balance were debtors with aggregate carrying amounts of approximately USD938 thousand and USD1.1 million at December 31, 2016 and December 31, 2017, respectively, which were past due, but the Group did not provide for provisions since the debtors credit worthiness is qualified or guaranteed.

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

18.       INVENTORIES

		At December 31,
		2016	2017
		Thousand USD	Thousand USD
Solar modules		479	166
Permits and related costs capitalized during the course of obtaining permits	(a)	3,623	141
Solar parks completed or under development those are held for sale	(b)	34,932	—
		39,034	307

Note:

(a)   In August 2016, the Group acquired 22.5MW development stage permits for the solar projects in California and Vermont. In 2017, the group was in the process of developing 11.8 MW permits in Canada.

(b)   The balance as of December 31, 2016 represents the cost capitalized, including land costs and cost for construction of solar parks relating to the solar parks under development in South America. These solar parks are connected at August 2017, and held as IPP solar parks.

19.  ASSETS CLASSIFIED AS HELD FOR SALE

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
	Total	Total
IPP solar parks held for sale	34,684	—
Cash and cash equivalents	3,917	—
Trade and other receivable	6,968	—
Other assets	1,437	—
	47,006	—
Liabilities associated with assets held for sale	3,380	—

(a)   As at December 31, 2016, the board of directors of the Group has approved the transaction to dispose the 20 operating solar parks with capacity of 23MW in Greece. The negotiation of the transaction was at final stage and the agreement was signed on January 4, 2017. Therefore, as of December 31, 2016, these solar projects related assets and liabilities, which were expected to be sold within twelve months, were classified as held for sale. The transaction was completed in April 2017 disposal of subsidiaries. (Note 34)

(b)   As at December 31, 2016, the board of directors of the Group has approved the transaction to dispose 6 operating solar parks in Canada. The negotiation of the transaction was at final stage and the agreements were signed on January 3, 2017. Therefore, as of December 31, 2016, these solar projects related assets and liabilities, which were expected to be sold within twelve months, were classified as held for sale. The transaction was completed in January 2017 as disposal of subsidiaries. (Note 34)

20.  PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2015	107	820	1,303	2,230
Additions	32	11	164	207
Disposals	—	(196)	(88)	(284)
Exchange adjustments	(1)	(13)	(141)	(155)
At December 31, 2015	138	622	1,238	1,998
Additions	42	205	102	349
Disposals	—	(24)	(104)	(128)
Exchange adjustments	5	(17)	(27)	(39)
At December 31, 2016	185	786	1,209	2,180
Additions	—	198	177	375
Disposals	(65)	(174)	(58)	(297)
Exchange adjustments	8	32	79	119
At December 31, 2017	128	842	1,407	2,377
DEPRECIATION
At January 1, 2015	44	403	772	1,219
Provided for the year	32	106	143	281
Eliminated on disposals	—	(139)	(24)	(163)
Exchange adjustments	(5)	1	(134)	(138)
At December 31, 2015	71	371	757	1,199
Provided for the year	15	127	129	271
Eliminated on disposals	—	(21)	(92)	(113)
Exchange adjustments	10	(5)	(5)	—
At December 31, 2016	96	472	789	1,357
Provided for the year	17	148	133	298
Eliminated on disposals	(66)	(173)	(45)	(284)
Exchange adjustments	(6)	43	53	90
At December 31, 2017	41	490	930	1,461
CARRYING VALUES
At December 31, 2015	67	251	481	799
At December 31, 2016	89	314	420	823
At December 31, 2017	87	352	477	916

The above items of property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

21.  IPP SOLAR PARKS, INVESTMENT PROPERTY

(1) IPP Solar Parks

At the end of each reporting period, the Group’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand USD	Thousand USD	Thousand USD
At January 1, 2015	61,877	151,481	213,358
Additions	104,727	—	104,727
Transfer	(126,494)	126,494	—
Exchange adjustments	(2,751)	(15,307)	(18,058)
At December 31, 2015	37,359	262,668	300,027
Additions	42,895	2,575	45,470
Acquisition of subsidiaries (Note 33)	—	34,158	34,158
Transfer to investment property	(104)	—	(104)
Reclassified as held for sale (Note 19)	—	(60,667)	(60,667)
Disposal of subsidiaries (Note 34)	—	(18,407)	(18,407)
Disposal of solar parks	—	(3,671)	(3,671)
Transfer	(42,330)	42,330	—
Exchange adjustments	(1,344)	2,975	1,631
At December 31, 2016	36,476	261,961	298,437
Additions	36,589	110,210	146,799
Disposal of solar parks	(1,979)	—	(1,979)
Disposal of subsidiaries (Note a)	(669)	(834)	(1,503)
Transfer	(17,150)	17,150	—
Exchange adjustments	(636)	4,702	4,066
At December 31, 2017	52,631	393,189	445,820
DEPRECIATION AND IMPAIRMENT
At January 1, 2015	270	32,478	32,748
Provided for the year	—	9,229	9,229
Impairment provided for the year	1,706	129	1,835
Exchange adjustments	—	(3,208)	(3,208)
At December 31, 2015	1,976	38,628	40,604
Provided for the year	—	14,208	14,208
Impairment provided for the year	2,151	—	2,151
Reclassified as held-for-sale (Note 19)	—	(25,983)	(25,983)
Disposal of subsidiaries (Note 34)	—	(1,560)	(1,560)
Disposal of solar parks	—	(80)	(80)
Exchange adjustments	(217)	(1,939)	(2,156)
At December 31, 2016	3,910	23,274	27,184
Provided for the year	—	14,272	14,272
Impairment provided for the year	5,120	101	5,221
Disposal of subsidiaries (Note a)	—	(19)	(19)
Exchange adjustments	357	1,400	1,757
At December 31, 2017	9,387	39,028	48,415
CARRYING VALUES
At December 31, 2015	35,383	224,040	259,423
At December 31, 2016	32,566	238,687	271,253
At December 31, 2017	43,244	354,161	397,405

a)    In February 2017, Sky Solar Japan KK(“SSJ”), a wholly-owned subsidiary of the Group, entered into a share purchase agreement to sell its all shares of Tokyo Solar Electricity KK(“TS”), with total purchase price of JPY 9.3 million (USD83 thousand). This disposal was aimed to maintain the strategy on high-voltage solar business, while TS was operated on low-voltage solar business with small sizes but high costs. The transaction was completed in February 2017, and the Group recorded a loss of USD 5 thousand.

Depreciation is calculated using the straight-line method over the estimated useful lives of 20 to 30 years for completed solar parks.

As at December 31, 2015, 2016 and 2017, the solar parks with carrying amounts of approximately USD 100.2 million, USD USD215.6 million and USD277.4 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD97.1 million, USD150.6 million and USD244.0 million, respectively. In addition, equity interests of an indirect wholly-owned subsidiary of the Company which held several IPP solar parks in Czech and trade receivables arising out of the business relations were pledged to a bank as at December 31, 2015, 2016 and 2017 to secure the respective borrowings.

During the year ended December 31, 2015, IPP solar parks operating in Greece were evaluated for impairment given the macroeconomic conditions prevailing in Greece. The recoverable amount of the IPP solar parks is calculated on the basis of value in use. During the year ended December 31, 2016, IPP solar parks operating in Greece were evaluated for impairment given the macroeconomic conditions prevailing in Spain. The recoverable amount of the IPP solar parks is calculated on the basis of value in use, and loss of USD 2.2 million was recorded.

During the year ended December 31, 2017, several developing licenses were discontinued in Latin America, and the developing permits in North America were evaluated for impairment given the difference between the assets’ carrying amount and present value of estimated future cash flow discounted at the effective interest rate. As a result, an impairment loss of USD 5.2 million was recorded by the Group. In the year ended December 31, 2015 and 2016, such impairment was USD 1.8 million and USD 2.2 million, respectively.

(2) Investment Property

Included in the Group’s IPP solar parks are land acquired by the Group with carrying amounts of approximately USD9.5 million, USD11.3 million and USD11.3 million, respectively, as at December 31, 2015, 2016 and 2017. The Group transferred certain pieces of land with carrying amount of approximately nil, USD 104 thousand and nil, during the year ended December 31, 2015, 2016 and 2017, respectively, from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease payments under non-cancellable operating leases is disclosed in note 37.

22. INTANGIBLE ASSETS

Software
Thousand USD
COST
At January 1, 2015	558
Additions	241
Disposals	(498)
Exchange adjustments	(62)
At December 31, 2015	239
Additions	40
Disposals	(32)
Exchange adjustments	5
At December 31, 2016	252
Additions	42
Disposals	(1)
Exchange adjustments	(12)
At December 31, 2017	281
AMORTIZATION
At January 1, 2015	338
Charge for the year	102
Eliminated on disposals	(312)
Exchange adjustments	(36)
At December 31, 2015	92
Charge for the year	71
Eliminated on disposals	(31)
Exchange adjustments	(2)
At December 31, 2016	130
Charge for the year	44
Eliminated on disposals	(1)
Exchange adjustments	(18)
At December 31, 2017	155
CARRYING VALUES
At December 31, 2015	147
At December 31, 2016	122
At December 31, 2017	126

Most of the above intangible assets are software systems for solar park monitoring, which have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

23. INTERESTS IN ASSOCIATES

	2016	2017
	Thousand USD	Thousand USD
As at January 1,	3,806	4,092
Investment in new affiliates	2,188	612
Return of investment in associates	(1,554)	—
Add: Share of profit of associates	173	—
Less: Unrealized gain from sales to associates	(242)	—
Less: Dividends received from the associates	(415)	(427)
Less: Disposal of associates(Note d)	—	(2,038)
Exchange difference	136	327
As at December 31,	4,092	2,566

As at December 31, 2016 and December 31, 2017, the Group had interests in the following associates:

		Place of		Proportion of nominal
		incorporation/	Class of	value of issued capital		Proportion of voting
	Form of	principal place	shares	held		power held
Name of entity	Entity	of incorporation	Held	2016	2017	2016	2017	Principal activities
RisenSky Solar S.a.r.l. (a)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
1088526 B.C. Ltd. (b)	Limited liability	Canada	Ordinary	75%	75%	50%	50%	Operating entity engaged in the investment, construction, financing and management of solar parks
1091187 B.C. Ltd. (c)	Limited liability	Canada	Ordinary	—	75%	—	50%	Operating entity engaged in the investment, construction, financing and management of solar parks
Oky Solar Holdings (d)	Limited liability	Japan	Ordinary	30%	N/A	30%	N/A	Operating entity engaged in the investment, construction, financing and management of solar parks

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

(b)         In 2016, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1088526 B.C. Ltd. (“1088526”), who owns Sky Solar (Canada) FIT 1 LP and its 15 commercial and industrial solar facilities in Canada. Though the Group owns 75% equity interest and two out of four directors in the board of directors of 1088526 after the transaction, the Group concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. The Group’s residual investment in 1088526 was measured at fair value. (Note 34)

(c)         In January 2017, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1091187 B.C. Ltd. (“1091187”), who owns Sky Solar (Canada) FIT 2 LP in Canada. Though the Group owns 75% equity interest and two out of four directors in the board of directors of 1091187 after the transaction, the Group concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1091187 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. The Group’s residual investment in 1091187 was measured at fair value. (Note 34)

(d)         In 2014, Sky Solar Japan entered into an agreement with Orix KK (a company listed on the security market in Japan and United States) to establish a private limited liability company, namely Oky Solar Holdings, registered in Japan, in which 30% of the share capital is subscribed by Sky Solar Japan for JPY43.5 million (USD426 thousand) while the remaining 70% is subscribed by Orix KK. In 2015, additional investment of JPY 685.7 million (USD5.7 million) was injected by Sky Solar Japan to maintain its 30% of the share capital. In 2016, the Group received JPY 169 million (USD 1.55 million) investment return, and the share capital proportion remained the same. The Group is able to exercise significant influence over Oky Solar Holdings through 30% ownership interest and participation on the board. Oky Solar Holdings is there classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting. In March 2017, SSJ entered into a share transfer agreement with Orix Holdings to sell the share interest in OKY Solar 1 K.K and OKY Solar Omut K.K at the consideration of JPY1,068 million (US$9.18 million), which was closed on March 29, 2017 with all consideration paid in cash. This transaction resulted a gain of disposal JPY 837 million (USD 7.4 million).

The summarized financial information in respect of the Group’s associates is set out below:

		At December 31,
	RisenSky 2016	Oky Solar Holdings 2016	1088526 2016	Aggregate 2016	RisenSky 2017	1091187 2017	1088526 2017	Aggregate 2017
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Non-current assets
IPP solar parks	20,829	26,669	12,993	60,491	22,592	3,305	13,157	39,054
Other non-current assets	442	884	10,320	11,646	472	1,683	11,359	13,514
	21,271	27,553	23,313	72,137	23,064	4,988	24,516	52,568
Current assets	3,462	5,167	3,763	12,392	5,342	159	2,689	8,190
Current liabilities
Other current liabilities	1,325	3,461	1,143	5,929	2,739	154	1,312	4,205
Amount due to other related parties	880	—	—	880	967	—	—	967
	2,205	3,461	1,143	6,809	3,706	154	1,312	5,172
Non-current liability
Borrowings	22,940	10,702	15,866	49,508	24,034	1,321	15,109	40,464
Others	—	16,449	—	16,449	—	58	941	999
	22,940	27,151	15,866	65,957	24,034	1,379	16,050	41,463
Net assets (liabilities)	(412)	2,108	10,067	11,763	666	3,614	9,843	14,123

		Year ended December 31,
	RisenSky 2016	Oky Solar Holdings 2016	1088526 2016	Aggregate 2016	RisenSky 2017	1091187 2017	1088526 2017	Aggregate 2017
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Revenue	3,701	1,662	447	5,810	3,840	709	3,268	7,817
Profit for the year	744	577	(29)	1,292	1,076	134	(240)	970
Group’s share of profit of associates of the year	—	173	—	173	—	—	—	—
Group’s share of profit of associates of the year not recognized	223	—	—	223	323	22	(43)	302
Group’s share of other comprehensive income of associates	—	—	—	—	—	—	—	—

24. DEFERRED TAX ASSETS

The principal components of the deferred income tax assets and liabilities are as follows:

		Fair value change of	Unrealized gain on	Depreciation of
	Tax losses	financial instruments	inter-group sales	solar parks	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At January 1, 2016	364	202	6,273	(5,474)	1,365
Credit (charge) to profit or loss	1,896	755	4,420	2,628	9,699
Reclassified to held-for-sale	(1,296)	—	—	—	(1,296)
Exchange differences	(100)	(40)	(237)	(140)	(517)
At December 31, 2016	864	917	10,456	(2,986)	9,251
Deferred tax assets	864	917	10,456	(2,656)	9,581
Deferred tax liabilities	—	—	—	330	330
Credit (charge) to profit or loss	286	11,325	(1,843)	1,668	11,436
Exchange differences	1	41	(7)	(6)	29
At December 31, 2017	1,151	12,283	8,606	(1,324)	20,716
Deferred tax assets	1,151	12,283	8,606	1,460	23,500
Deferred tax liabilities	—	—	—	2,784	2,784

As at December 31, 2015, 2016 and 2017, the Group has unused tax losses of approximately USD135.8 million, USD152.2 million and USD 162.6 million, excludes tax losses recognized above, respectively, available for offset against future profits that may be carried forward indefinitely.

25. OTHER NON-CURRENT ASSETS

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Long term deposits relate to IPP solar parks (a)	4,947	1,660
Long-term loan to a third party (b)	9,208	7,974
Others	359	1,411
	14,514	11,045

(a)         The balance of long term deposits were the guarantee deposits for power purchase agreements related to the IPP solar parks in Uruguay amounting to USD3.3 million and reduced to nil as at December 31, 2016 and 2017, respectively. The balance of long term deposits for land rental related to the IPP solar parks in Japan were USD1.6 million and USD 1.7 million as at December 31, 2016 and 2017, respectively.

(b)         The loan to a third party represents the USD 9.2 million and USD 8.0 million long-term note receivable as at December 31, 2016 and 2017, respectively, which was obtained in connection with the acquisition of a subsidiary in the USA in 2016 which holds 23MW of solar parks (Note 33). The note receivable bears annual interest of 1% and is with principle payment schedule from 2018 to 2041.

26. TRADE AND OTHER PAYABLES

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Trade payables(Note a)	14,303	22,613
Other payables	4,365	4,031
Warranty provision to customers for supply of modules	332	24
Other accrued expenses	1,933	711
Other tax payables	2,404	1,410
Advances from customers	700	254
	24,037	29,043

The credit periods on purchases of goods range from three months to a year.

(a)         The trade payable balance included the EPC construction payable of USD 8.3 million in Uruguay as of December 31, 2017.

Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Balance at beginning of year	783	332
Provided for the year	—	—
Reversal for the year	(451)	(308)
Balance at end of the year	332	24

The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the Group has not experienced any significant claims.

27. AMOUNTS DUE TO OTHER RELATED PARTIES

		At December 31,
	Notes	2016	2017
		Thousand USD	Thousand USD
Current
Trade
China New Era		176	—

Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	a	2,181	—
Sky Solar New Energy Investment Limited	17	2,825	—
Mr. Su	b	2,221	—
Beijing Sky Solar Investment Management Co., Ltd.	c	109	28
		7,336	28
		7,512	28

Notes:

(a)             The entity is 100% owned by Mr. Su as at December 31, 2016 and 2017. The Group has initially borrowed USD3 million from Sky Solar (Hong Kong) International Co., Ltd. The loan from Sky Solar (Hong Kong) International Co., Ltd. carried interest at 12% per annum.

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

(c)              The entity is controlled by Mr. Su as at December 31, 2016 and 2017. During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. The amount is a result of the licensed trademark used.

On September 19, 2017, the Company entered into a settlement agreement with Mr. Su to resolve all potential claims by the Company against Mr. Su and certain entities controlled by him concerning certain fund transfers, which were not approved by the board or the audit committee and which lacked insufficient documentary support, as well as all potential claims that Mr. Su and such entities may have against the Company in connection with Mr. Su’s employment at the Company.  Under this agreement, various debt assignment agreements signed among the Company, certain third parties, and certain entities controlled by Mr. Su in April 2017 shall have no effect and be rescinded immediately; and Mr. Su agrees to pay back to the Company approximately US$15.2 million and failing this, authorize the Company to sell on behalf of him and /or transfer to the Company the American depositary shares that he holds in the Company to pay for such settlement amount.

For trade amounts due to other related parties, the credit periods on purchases of goods range from 90 to 365 days.

28. BORROWINGS

	At December 31,
	2016	2017
	Thousand USD	Thousand USD
Bank borrowings (a)	71,022	151,648
Other borrowings	88,139	98,081
	159,161	249,729
Secured	150,585	244,030
Unsecured	8,576	5,699
	159,161	249,729
Variable-rate borrowings	11,162	95,216
Fixed-rate borrowings	147,999	154,513
	159,161	249,729
Carrying amount repayable:
Within one year	27,280	19,702
More than one year but not exceeding two years	11,942	17,593
More than two years but not exceeding five years	29,752	46,881
More than five years	90,187	165,553
	159,161	249,729
Less: amounts repayable within one year shown under current liabilities	27,280	19,702
Amounts shown under non-current liabilities	131,881	230,027

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

The associated interest rate swap agreements with principle of USD16.3 million was qualified for hedge accounting under IAS39. The effective portion of changes in the fair value of cash flow hedges recorded in other comprehensive income was loss of USD680 thousand and USD 446 thousand for year ended December 31, 2015 and 2016, respectively.

During the year ended December 31, 2016, the subsidiary was disposed by the Group, and the accumulated other comprehensive expense of USD1,126 thousand under the heading of cash flow hedging reserve was recorded in profit or loss.

The amounts due are based on scheduled repayment dates set out in the loan agreements. Some loan agreements have financial covenants which require certain financial ratios to be kept at certain level. As of December 31, 2016 and 2017, the Group was in compliance with all the covenants.

The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech and Uruguay plus margin as at December 31, 2016 and 2017.

The effective interest rates on the Group’s borrowings as at December 31, 2016 and 2017 are as follows:

	At December 31,
	2016	2017
Effective interest rate:
Fixed-rate borrowings	4.13%	3.52%
Variable-rate borrowings	3.63%	4.82%

As at December 31, 2016 and 2017, equity interests of an indirectly wholly-owned subsidiary of the Company in Czech, its IPP solar parks and its trade receivables arising out of the business relations were pledged to a bank. Details of this pledge are set out in note 21(1).

29. OTHER CURRENT LIABILITIES

December 31, 2017
Thousand USD
Financial liabilities designated as fair value through profit or loss
As at January 1,	80,107
Fair value effect during the year	37,918
Interest paid back for distribution	—
Exchange difference	2,795
As at December 31,(Note a)	120,820

(a)        This transaction is related to the Silent Partnership in Japan, which was in Non-current liability as of December, 2016, and was reclassified into current liability as of December 31, 2017.

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

The call option was issued by Flash Bright for the benefit of the Group, to induce the Silent Partners to provide the financing and therefore the fair value associated with the call option of USD6,600 thousand measured on the grant date of October 10, 2014 was considered transaction costs and recorded within other losses in the consolidated statement of profit or loss and other comprehensive income. The fair value of the call option was determined by Income approach (Level 3 as defined in Note 3), in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate. Weighted average cost of capital was determined using a Capital Asset Pricing Model at 13.5% per annum. This option was exercisable during a two-year period with an option to a one-year extension at the request of the investor which Flash Bright could, at its sole discretion, approve or deny, commencing 180 days after the pricing date of the initial public offering. The investor did not request the one-year extension and such share purchase right has expired.

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

The fair value of the financial liabilities were USD80,107 thousand as at December 31, 2016, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 35. During the year ended December 31, 2016, a loss associated with the change in fair value and extinguishment associated with the original silent partnership agreement was recognized in other loss of USD2,764 thousand.

During the year ended December 31, 2017, the Silent Partner has alleged that the Company had breached certain terms of the Silent Partnership Agreement, and demanded the exercise of its option right in connection with the Silent Partnership Agreement to adjust the original percentage of contribution ratio under the Silent Partnership Agreement so that it can enjoy15% cumulative IRR immediately. The Company recorded a fair value of JPY 13.6 billion (USD 120.8 million) as of December 31, 2017, and a loss of USD37.9 million associated with change of the fair value was recorded accordingly, which reflect Silent Partner’s claim for 15% cumulative IRR based on the option statements. According to the Silent Partnership Agreement, by August 27, 2018, SSJ should either secure financing for the purchase of, or secure a third-party offer to purchase, the SSJ Silent Partnership Assets, therefore such liability was reclassified as current liability.

30. OTHER NON-CURRENT LIABILITIES

	December 31,
	2016	2017
	Thousand USD	Thousand USD

Financial liabilities designated as fair value through profit or loss
Transaction (a)	80,107	—
Transaction (b)	829	1,253
Transaction (c)	51,143	55,426
Held for trading derivatives not designated in hedge accounting relationships (d)	1,364	1,128
Asset retirement obligation (e)	7,448	12,251
Others	110	78
	141,001	70,136

(a)   This transaction is related to the Silent Partnership in Japan, which was reclassified into current liability.(Note 29)

(b)         During the year ended December 31, 2015, three subsidiaries of SSJ, which holds four IPP solar parks, entered into silent partnership agreements with JA Mitsui Lease (the “JAML”). JAML provided approximately JPY63 million (USD519 thousand) in cash at the inception of the agreements, which amounted to 10% portion of total contributions in each subsidiaries, and in return are entitled to receive return in the next 15 years from the date of agreements based on an amount specified in accordance with formulas in the agreements. The fair value of this instrument is estimated based on the anticipated operating results and cash flows generated by the related solar parks for the contractual period of 15 years. The carrying amount of financial liabilities are USD829 thousand and USD1,253 thousand as at December 31, 2016 and 2017 with a loss associated with a change in fair value to the other gain of USD 86 thousand in 2016 and other loss of USD 396 thousand in 2017. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

The movement of the balance is as follows:

	2016	2017
	Thousand USD	Thousand USD
As at January 1,	882	829
Fair value effect during the year	(86)	396
Exchange difference	33	28
As at December 31,	829	1,253

(c)          On September 18, 2015, the Group’s wholly-owned subsidiary Energy Capital Investment S.a.r.l (“ECI”), and a third party Hudson Solar Cayman, LP (“Hudson”), a private equity and infrastructure firm entered into strategic partnership agreements to fund solar projects in Latin America. As part of this partnership, Hudson will invest USD50 million by way of the convertible notes issued by ECI for the constructions of solar projects in Chile and Uruguay, and then they will receive a 49 percent non-controlling equity in these projects upon their completion if it elects to convert the outstanding principal and interest on the notes into such equity interest. On July 15, 2016, the agreement was amended to change the underlying projects from those in Chile to US. As of December 31, 2017, USD48.2 million has been funded under this arrangement.

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

The Group accounted for the Hudson notes agreement as a financial liability designated as fair value through profit or loss (“FVTPL”) in accordance with IAS39. The fair value on initial recognition is the transaction price. For the year ended December 31, 2016 and 2017, a loss of USD279 thousand and USD791 thousand was recognized respectively.

The movement of the balance is as follows:

	2016	2017
	Thousand USD	Thousand USD
As at January 1,	3,061	51,143
Additional received from Hudson	44,000	—
Interest addition during the year	3,803	5,756
Fair value effect during the year	279	791
Less: Interest paid back during the year	—	(2,264)
As at December 31,	51,143	55,426

(d)         During the year ended December 31, 2015, SSJ entered into two loan agreements totaling approximately JPY 2,300 million (USD19.1 million) in support of its business development. The loan agreements provide for a floating interest rate equal to 6-month Tokyo Interbank Offered Rate (“TIBOR”) plus 2.2%. To manage the interest rate exposure, SSJ entered into interest swap arrangements for the same period of the loan to swap the floating rate to a fixed interest rate equal to 3.16% and 3.08%.

During the years ended December 31, 2016, SSJ entered into one loan agreement totaling approximately JPY 1,570 million (USD13.5 million) in support of its business development. The loan agreement provides for a floating interest rate equal to 6-month TIBOR plus 2%. SSJ had interest swap arrangement for the same period of the loan to swap fixed interest rate equal to 2.68%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swap, which amounted to a loss of USD744 thousand and a gain of USD204 thousand was recognized during the year ended December 31, 2016 and 2017 respectively.

The major terms of these contracts are as follows:

Notional amount	Maturity	Swaps
JPY 547,200,000	May 23, 2031	From 6-months JPY TIBOR+2.2% to 3.16%
JPY 1,752,800,000	May 31, 2032	From 6-months JPY TIBOR+ 2.2% to 3.08%
JPY 1,570,000,000	November 30, 2032	From 6-months JPY TIBOR+ 2% to 2.68%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
Japan	2017/12/31	2016/12/31	2017/12/31	2016/12/31	2017/12/31	2016/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2032	2.93	2.93	34,443	33,282	1,064	1,255

During the year ended December 2016, the Group acquired 23 solar parks in the USA, and assumed three bank loans totaling USD5.65 million and interest rate swaps agreements. The loan agreement provides for a floating interest rate equal to USD Federal Reserve statistical release H.15 (“Prime H.15”) for the loans, and interest swap arrangements allow the Group to swap the variable rates to fixed interest rates equal to 5.75%, 6.00% and 6.27%, respectively. The 5.75% and 6.27% related interest swap arrangements were terminated in 2017, due to the termination of loan agreements. During the years ended December 31, 2017, the group entered into another loan agreement totaling approximately USD 20.2 million, which provides for a floating interest rate equal to Prime H.15 for the loans, and interest swap arrangements allow the Group to swap the variable rates to fixed interest rates equal to 5%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swaps, which amounted to USD181 thousand gain and USD 3 thousand loss was recognized in the other losses for the year ended December 31, 2016 and 2017 respectively.

Notional amount	Maturity	Swaps
USD 20,200,000	December 8, 2027	From 3-month-USD Prime H.15 to 5%
USD 2,000,000	June 30, 2026	From 3-month-USD Prime H.15 to 6%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
USA	2017/12/31	2016/12/31	2017/12/31	2016/12/31	2017/12/31	2016/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	5.09	5.98	19,764	5,650	64	139

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Japan and USA. The Group will settle the difference between the fixed and floating rate on a net basis.

(e)          The asset retirement obligation liability reflects the present value of estimated cost of decommissioning associated with long-lived assets at a future date. The liabilities incurred, including those from acquisition, are USD 2.1 million for the year ended December 31, 2016, and USD 4.8 million for the year ended December 31, 2017. The accretion expenses are USD 355 thousand and USD 108 thousand for the year ended December 31, 2016 and 2017, respectively.

31. SHARE CAPITAL

	Number of shares	Share capital
		Thousand USD
The Company
Ordinary shares of USD0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014 and 2015	390,026,670	5
Issued:
On July 15, 2016	29,519,844	3
On December 31, 2016 and 2017	419,546,514	8

During the year ended December 31, 2016, the Group issued 29,519,844 restricted ordinary shares to SunPeak Universal Holdings, Inc. as part of the consideration to acquire 23 solar parks in USA (note 33). The par value and fair value of shares issued was USD 2,952 and USD10, 147,446 as of the acquisition date.

As of December 31, 2016 and 2017, the Group had 1,430,000 and 940,000 ordinary shares respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

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

The number of share options outstanding at the beginning and end of 2015, 2016 and 2017 was 729,000, and vested and exercisable at the end of 2015, 2016 and 2017 were 729,000, 729,000 and 729,000 respectively. The weighted average remaining contractual life as at December 31, 2017 was 2.05 years.

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

On November 13, 2014, the Company granted 330,000 share options to directors of the Group under 2014 Equity Incentive Plan. The exercise price of the options under this tranche was USD1.0 per share option. The options shall vest and become exercisable with respect to one third of shares initially covered by the option on each of the first anniversary of the date of grant, the second anniversary of the date of grant, and the third anniversary of the date of grant. As the directors were resigned in June 2017, the option related to third anniversary of the date of grant cannot vest and be exercised.

As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group’s results or financial position. The contractual life was ended in 2017.

On November 14, 2014, the Company granted 1,800,000 restricted shares to employees of the Group under 2014 Equity Incentive Plan. 25% of the restricted shares shall vest immediately upon the date of the listing of the Company’s American Depositary Shares on the NASDAQ Capital Market (the “IPO Date”). The rest 75% of the restricted shares shall vest with respect to 25% of restricted shares initially covered on each of the first anniversary of the IPO date, the second anniversary of the IPO date, and the third anniversary of the IPO date. As at December 31, 2016 and December 31, 2017, the unrecognized amounts of the unvested restricted shares were approximately USD174 thousand and nil, respectively. The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares on the IPO date which was US$1.14.”

On July 1, 2015 and August 1, 2015, the Company further granted 500,000 and 500,000 restricted shares, respectively, to one employee of the Group under 2014 Equity Incentive Plan. 50% of the restricted shares shall vest on each of the first anniversary of the date of grant, and the rest 50% shall vest of the restricted shares shall vest on the second anniversary of the date of grant. As at December 31, 2016 and 2017, the unrecognized amounts of the unvested restricted shares were approximately USD156 thousand and nil, respectively. The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was US$1.18 and US$1.13, respectively.”

For the year ended December 31, 2015, 2016 and 2017, the fair values recognized in relation to the restricted shares amounted to approximately USD1,389 thousand, USD997 thousand and negative USD223 thousand, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Cost of sales	—	—	—
Administrative expenses	1,389	997	(223)
	1,389	997	(223)

The negative USD 223 thousand was due to the resignation of the directors and eligible employees of the Group in 2017.

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

There was no acquisition of subsidiaries during the year ended December 31, 2017.

34. DISPOSAL OF SUBSIDIARIES

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

In January 2017, Energy Capital Investment II sarl (“ECI”), a wholly-owned subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. the (“Jade”), to sell its 25 preferred share in the capital of 1091187 B.C, Ltd. (“1091187”), with total purchase price of CAD4.0 million (USD3.0 million). 1091187 was incorporated with total capital of 75 common shares and 25 preferred shares, and owns Sky Solar (Canada) FIT 2 LP (“FTP 2LP”) and its 6 operating solar facilities.  The subsidiary was reclassified as held for sale as of December 31, 2016, and the transaction was completed in January 2017. The Company has significant influence over 1091187 B.C, Ltd. after this transaction. The Group’s residual investment in 1091187 was measured at fair value, determined based on a discounted cash flow model of the underlying solar parks. The consideration received for the 25 preferred shares in 1091187 is CAD4.0 million (USD3.0 million). The Group recognized a gain of USD1.4million upon the disposal of subsidiary.

Thousand USD
Current Assets	295
Cash and cash equivalents	284
Trade and other receivables	11
Non-current Assets	3,294
IPP solar parks	3,253
Other Non-current Assets	41
Current Liabilities	(143)
Trade and other payables	(62)
Borrowing	(81)
Non-current Liabilities	(1,319)
Long-term borrowing	(1,319)
Net Assets disposed of	2,127

Gain on disposal of a subsidiary is as follows:

Thousand USD
Cash Consideration received in:	2,979
Net assets disposed of	(2,127)
Re-evaluate fair value of residual investment	612
Gain on disposal of a subsidiary	1,464

Net cash inflow on disposal of a subsidiary is as follows:

Thousand USD
Consideration received in cash and cash equivalent	2,979
Less: Cash and cash equivalent balances disposed of	(284)
Net cash inflow arising on disposal	2,695

In January 2017, Sonusco Limited and Neurlus Limited, subsidiaries of the Group in Greece, entered into share purchase agreements with A.W. Aktina Wind Limited, to sell all shares of companies based in Cypriot, all of which hold 20 operating solar parks in Greece with capacity of 23.0 MW. The total purchase price was about EUR39.7 million (USD41.9 million). These subsidiaries were reclassified as held for sale as of December 31, 2016. The transaction was completed in April 2017, and the Group recorded a gain of USD 416 thousand.

Thousand USD
Current Assets	10,590
Cash and cash equivalents	3,633
Trade and other receivables	6,957
Non-current Assets	32,827
IPP solar parks	31,431
Other Non-current Assets	1,396
Current Liabilities	(1,918)
Trade and other payables	(1,918)
Net Assets disposed of	41,499

Gain on disposal of a subsidiary is as follows:

Thousand USD
Cash Consideration received in:	41,915
Net assets disposed of	(41,499)
Gain/(Loss) on disposal of a subsidiary	416

Net cash inflow on disposal of a subsidiary is as follows:

Thousand USD
Consideration received in cash and cash equivalent	41,915
Less: Cash and cash equivalent balances disposed of	(3,633)
Net cash inflow arising on disposal	38,282

35.  FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	Year ended December 31,
	2016	2017
	Thousand USD	Thousand USD
Loans and receivables:
Trade and other receivables	22,848	25,783
Amounts due from other related parties	14,358	22,345
Amount due from Sky Solar Holdings Co., Ltd.	1,430	—
Restricted cash	29,850	40,716
Cash and cash equivalents	12,518	46,084
Total loans and receivables	81,004	134,497
Financial liabilities
Liabilities at amortized cost:
Trade and other payables	18,668	26,644
Amounts due to other related parties	7,512	—
Borrowings	159,161	249,729
Total liabilities at amortized cost	185,341	276,373
Liabilities at FVTPL
Other Current liabilities	—	120,820
Other non-current liabilities	133,553	57,885
Total liabilities at FVTPL	133,553	178,705

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

Currency risk

Certain monetary assets and liabilities of the Group’s subsidiaries denominated in currencies other than the functional currency USD, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2016	2016	2016	2017	2017	2017
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
	Denominated in Euro	Denominated in JPY	Denominated in CAD	Denominated in Euro	Denominated in JPY	Denominated in CAD
Cash and cash equivalents	4,544	2,362	309	7,717	21,673	824
Restricted cash	847	24,603	736	952	26,537	470
Trade and other receivables	13,607	6,086	897	8,428	7,025	292
Amount due from other related parties	7,520	3,821	203	9,695	—	—
Total financial assets	26,518	36,872	2,145	26,792	55,235	1,586
Trade and other payables	4,144	11,553	341	5,129	10,076	362
Borrowings	15,396	114,099	—	17,152	118,233	—
Amounts due to other related parties	—	3	—	—	—	—
Other financial liabilities	—	82,161	—	—	123,136	—
Total financial liabilities	19,540	207,816	341	22,281	251,445	362

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

	Year ended December 31,
	2016	2017
	Thousand USD	Thousand USD
EURO	502	523
CAD	130	142
JPY	(12,306)	(22,760)

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

If the interest rate on bank and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, the post-tax profit of the Group would increase/decrease by approximately USD22 thousand and USD268 thousand for the year ended December 31, 2016 and 2017 respectively.

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

The credit risk of the Group as at December 31, 2016 is concentrated on trade receivables from electricity companies in Japan, Europe and USA, that amounted to approximately USD8.3 million and accounted for 91.9% of the Group’s total trade receivables. The credit risk of the Group as at December 31, 2017 is concentrated on trade receivables from electricity companies in Japan, Europe, USA and Uruguay, that amounted to approximately USD8.0 million and accounted for 78.4% of the Group’s total trade receivables.

The credit risk of the Group as at December 31, 2016 and 2017 on balances with related parties is concentrated on four and two related parties, respectively, which are engaged in solar industry in the People’s Republic of China (“PRC”) and overseas countries and amounted to approximately USD10.71 million and USD20.9 million, representing 73.2% and 93.3%, respectively, of the Group’s total balances from related parties.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2016
Trade and other payables	N/A	18,668	—	—	—	18,668	18,668
Amounts due to other related parties	N/A	7,512	—	—	—	7,512	7,512
Borrowings— variable rate	3.63%	843	1,133	1,133	10,200	13,309	11,162
Borrowings— fixed rate	4.13%	27,643	13,781	10,876	125,359	177,659	147,999
		54,666	14,914	12,009	135,559	217,148	185,341
At December 31, 2017
Trade and other payables	N/A	26,644	—	—	—	26,644	26,644
Amounts due to other related parties	N/A	28	—	—	—	28	28
Borrowings— variable rate	4.82%	4,854	8,173	8,164	118,998	140,189	95,216
Borrowings— fixed rate	3.52%	14,848	17,527	15,611	146,977	194,963	154,513
		46,374	25,700	23,775	265,975	361,824	276,401

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Group’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2016 and 2017 for arrangements with the Parties defined in details in note 29 and note 30, as at December 31, 2016 and 2017. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Group expects to settle. The liquidity analysis for the Group’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2016
Other non-current liabilities	13.8%	14,698	14,818	15,251	204,264	249,031	133,553
At December 31, 2017
Other Current liabilities	15%	120,820	—	—	—	120,820	120,820
Other non-current liabilities	10.99%	5,310	8,420	8,440	132,234	154,404	57,885
		126,130	8,420	8,440	132,234	275,224	178,705

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

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs

1) Other Current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 29)	Other non-current liabilities—USD80,107 thousand as of December 31, 2016 and Other current liabilities—USD120,820 thousand as of December 31, 2017, respectively.	Level 3

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

2) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 30)	Other non-current liabilities—USD829 thousand and USD1, 253 thousand as of December 31, 2016 and December 31, 2017, respectively.	Level 3

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

3) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 30)	Other non-current liabilities—USD51,143 thousand and USD55,426 thousand as of December 31, 2016 and December 31, 2017.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 10.8% for year 2016 and 2017 respectively. (Note 2)

4) Interest rate swaps not designated in hedge accounting relationships (Note 30)	Other non-current liabilities— USD1,225 thousand and USD1,064 thousand as at December 31, 2016 and December 31, 2017.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

5) Interest rate swaps not designated in hedge accounting relationships (Note 30)	Other non-current liabilities—USD139 thousand and USD64 thousand as at December 31, 2016 and December 31, 2017.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

Note:

(1)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD22 thousand and USD32 thousand as at December 31, 2016 and December 31, 2017, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD40 thousand and USD63 thousand as at December 31, 2016 and December 31, 2017, respectively.

(2)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD194 thousand and USD510 thousand as at December 31, 2016 and December 31, 2017, respectively.

The management of the Group considers that the carrying amounts of the other financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2015, December 31, 2016 and December 31, 2017.

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

36.       DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

During the two years ended December 31, 2016 and December 31, 2017, The Company had direct and indirect interests in the following subsidiaries:

					Proportion of nominal value
					of issued share
					capital/registered
		Establishment			capital held by the Company		Principal
Name	Region	date	Currency	Share capital	2016.12.31	2017.12.31	activities
Sky Solar Bulgaria Co EOOD	Bulgaria	02/07/2009	BGN	2,364,800	100	100	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Solar (Canada) Ltd.	Canada	13/04/2009	CAD	100,000	100	100	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Moktap Holdings Ltd.	Cyprus	09/03/2011	EUR	1,800	100	100	Holding entity
Neurlus Ltd.	Cyprus	16/12/2011	EUR	2,000	100	100	Holding entity
Sky Development Renewable Energy Resources S.A.	Greece	02/12/2009	EUR	1,260,000	100	100	Operating entity engaged in the construction, installation and management of solar parks
Sky International Enterprise Group Ltd.	Hong Kong	23/11/2007	HKD	10,000	100	100	Holding entity
Sky Solar Japan K.K.	Japan	16/10/2009	JPY	89,100,000	100	100	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	28/09/2009	EUR	12,500	100	100	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	18/05/2010	EUR	12,500	100	100	Holding entity
Energy Capital Investment S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Energy Capital Investment II S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Sky Solar Iberica S.L.	Spain	03/12/2009	EUR	1,200,000	100	100	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Capital America Inc. (Note b)	USA	23/07/2015	USD	1	100	100	Operating entity engaged in the development of solar parks

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

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Minimum lease payments paid under operating leases	1,095	4,040	4,283

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Within one year	4,040	4,468	4,420
In the second to fifth years inclusive	15,060	15,154	15,266
Over five years	52,698	79,172	44,594
	71,798	98,794	64,280

The Group as lessor

Operating leases relate to the investment property owned by the Group with lease term of 20 years. The lessee does not have an option to purchase the investment property at the expiry of the lease period. At the end of each reporting period, the Group had non-cancellable operating lease receivables as follows:

	At December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Within one year	182	196	195
In the second to fifth years inclusive	786	782	780
Over five years	2,838	2,585	3,338
	3,806	3,563	4,313

For IPP solar parks in certain countries consists of an operating lease, there is no minimum lease payment since all lease payment is contingent based on actual volume of electricity produced. The contingent rental income the Company recognized amounts to USD7.9 million and USD4.3 million for the year ended December 31, 2016 and 2017, respectively.

38.       CAPITAL COMMITMENT

	At December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	20,079	90,430	34,279

39.       RETIREMENT BENEFIT SCHEMES

The Group operated defined contribution schemes for its qualifying employees.

The total costs charged to profit or loss of approximately USD734 thousand, USD816 thousand and USD627 thousand represent contributions payable to these schemes by the Group in the year ended December 31, 2015, 2016 and 2017, respectively. As at December 31, 2016 and 2017, contributions of USD89 thousand and nil due in respect of the year ended December 31, 2016 and 2017 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

40.       RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)                                 Sales to related parties

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Chaorisky Solar and its subsidiaries	—	—	—
RisenSky Solar and its subsidiaries	323	254	277
China New Era	—	—	—
Oky Solar Holdings and its subsidiaries	4,119	525	—
Sky Global Solar S.A.	8	9	9
	4,450	788	286

(b)                                 Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Short-term benefits	2,413	1,630	2,049
Retirement benefit scheme contributions	121	99	149
Share-based payment expense	104	646	112
	2,638	2,375	2,310

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(c)                                    Interest charged by Beijing Sky Solar Investment and Sky Solar New Energy at a rate of 9.5% per annum, and charged by Sky Solar (Hong Kong) International at a rate of 12% per annum.

	Year ended December 31,
	2015	2016	2017
	Thousand USD	Thousand USD	Thousand USD
Beijing Sky Solar Investment Management Co., Ltd.	165	—	—
Sky Solar New Energy Investment Limited	592	—	—
Sky Solar (Hong Kong) International Co., Ltd.	134	292	—
	891	292	—

(d)                                   During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of HK$10 million (approximately US$1.3 million) and 0.05% of gross revenue of the Group from the year ended December 31, 2014 onwards. During the year ended December 31, 2016 and 2017, the Group has accrued approximately USD33 thousand and USD28 thousand using this trademark, respectively.

(e)                                    On September 19, 2017, the Company entered into a settlement agreement with Mr. Su to resolve all potential claims by the Company against Mr. Su and certain entities controlled by him concerning certain fund transfers, which were not approved by the board or the audit committee and which lacked insufficient documentary support, as well as all potential claims that Mr. Su and such entities may have against the Company in connection with Mr. Su’s employment at the Company.  Under this agreement, various debt assignment agreements signed among the Company, certain third parties, and certain entities controlled by Mr. Su in April 2017 shall have no effect and be rescinded immediately; and Mr. Su agrees to pay back to the Company approximately US$15.2 million and failing this, authorize the Company to sell on behalf of him and /or transfer to the Company the American depositary shares that he holds in the Company to pay for such settlement amount.

41.       SUBSEQUENT EVENTS

On March 30, 2018, the company cooperated with Renova, a listing company in Japan, and NEC Capital, and invested to a 40.8 MW project in Japan, And the company invested JPY 529 million (USD 4.7 million) for 45% distribution of profit or loss. This project is expected to complete on October 2021.