Form 20-F
period 2018-12-31
Sky Solar Holdings, Ltd.
filed 2019-05-15
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Contact Person: Dr. Hao Wu

Principal executive officer

Phone:  +852 3960 6548

Facsimile:  +852 3180 9399

Address:  Unit 402, 4th Floor, Fairmont House

No.8 Cotton Tree Drive, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	SKYS	NASDAQ Stock Market LLC (the NASDAQ Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

NASDAQ Stock Market LLC (the NASDAQ Capital Market)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

419,546,514 Ordinary Shares were issued and outstanding as of December 31, 2018

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes   ☐ No

SKY SOLAR HOLDINGS, LTD.

FORM 20-F ANNUAL REPORT FISCAL YEAR ENDED DECEMBER 31, 2018

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

•                  “Hudson” are to Hudson Solar Cayman, LP;

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

•                  “kWh” are to kilowatt hour(s);

•                  “MW” are to megawatt(s);

•                  “Note Purchase Agreement” are to restated note purchase agreement with Hudson as amended on July 15, 2016;

•                  “O&M” are to operations and maintenance services provided for commercially operating solar parks;

•                  “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•                  “PPA” are to power purchase agreements;

•                  “PV” are to photovoltaic;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shovel-ready projects” are to projects that have all permits required for construction and grid connection, even if those projects may lack certain non-discretionary permits for which we have begun the application process and which will be granted and maintained based on our compliance with certain administrative procedures. For more information about our shovel-ready projects, including the anticipated timing of any outstanding permits, see “Item 4. Information on the Company— B. Business Overview — Our IPP Solar Parks.”

•                  “Silent Partner” are to the third party investor under the two silent partnership agreements entered into by Sky Solar Japan K.K., or SSJ, in September 9, 2014.

•                  “solar energy system sales” or “selling solar energy systems” refer to projects where we have derived revenue from selling permits and providing EPC services or selling commercially operational solar parks;

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

The conversion of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, which was EUR1.1456 to US$1.00, JPY109.7000 to US$1.00, RMB6.8755 to US$1.00, CAD1.3644 to US$1.00 and HK$7.8305 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S.dollars at the foregoing rates or any other rate.

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

•                  our ability to obtain additional financing;

•                  required payments of principal or related interest and other risks of our debt financing;

•                  our ability to maintain and enhance our market position;

•                  our ability to successfully implement any of our business strategies;

•                  the resolution of the dispute with Hudson regarding the Note Purchase Agreement (the “Hudson Dispute”) and related actions and proceedings;

•                  our ability to establish and operate new solar parks;

•                  our intention to operate in new markets and jurisdictions;

•                  our ability to explore new applications of solar energy and obtain business opportunities from other source of renewable energy;

•                  general political and economic conditions and macro-economic measures taken by the governments to manage economic growth in the geographical markets where we conduct our business;

•                  material changes in the costs of the PV modules and other equipment required for our operations;

•                  fluctuations in inflation, interest rates and exchange rates;

•                  the ramifications of our recent senior management changes and the potential sale of our securities by our former CEO, former chairman, and controlling shareholder, including public perception that our future direction, strategy or leadership is uncertain;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income (expense) data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (expense) data for the year ended December 31, 2014 and 2015 and our selected consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.”

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Loss)

	Year Ended December 31,
	2014		2015	2016	2017	2018
	(US$ in thousands, except for per share information or as otherwise noted)
Revenue
Related parties	1,788		4,450	788	286	324
Non-related parties	31,097		42,705	65,137	56,447	64,345
Total revenue	32,885		47,155	65,925	56,733	64,669
Cost of sales and services	(20,747)		(18,533)	(30,911)	(23,201)	(30,262)
Gross profit	12,138		28,622	35,014	33,532	34,407
Impairment loss on IPP solar parks	(1,549)		(1,835)	(2,151)	(5,221)	(4,541)
Provision on receivables and other non-current assets	(2,200)		(1,071)	—	—	(626)
Selling expenses	(1,160)		(1,171)	(882)	(554)	(2,610)
Administrative expenses	(63,770	)(1)	(22,556)	(29,744)	(25,110)	(27,948)
Other operating income	6,293		197	13,163	2,068	25,630
Reversal of provision for other taxes	—		6,025	—	—	—
(Loss) profit from operations	(50,248)		8,211	15,400	4,715	24,312
Investment income	405		349	498	7,891	580
Other losses	(15,647)		(6,901)	(4,971)	(39,986)	(22,397)
Finance costs	(3,817)		(3,897)	(6,368)	(12,200)	(17,330)
Other expenses	(3,526)		—	—	—	—
(Loss) profit before taxation	(72,833)		(2,238)	4,559	(39,580)	(14,835)
Income tax (expense) credit	(910)		684	(1,277)	6,530	(7,285)
(Loss) profit for the year	(73,743)		(1,554)	3,282	(33,050)	(22,120)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(11,114)		(10,310)	(57)	5,579	(3,190)
Share of other comprehensive income of associates	—		—	136	—	—
Fair value loss arising from cash flow hedges	—		(680)	(446)	—	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—		—	1,126	—	—
Total comprehensive income	(84,857)		(12,544)	4,041	(27,471)	(25,310)
Earnings (loss) per share
Basic	(0.21)		0.00	0.01	(0.1)	(0.05)
Diluted	(0.21)		0.00	0.01	(0.1)	(0.05)
Earnings (loss) per ADS(2)
Basic	(1.66)		(0.03)	0.08	(0.8)	(0.42)
Diluted	(1.66)		(0.03)	0.08	(0.8)	(0.42)
Other Financial Data:
Adjusted EBITDA(3)	(1,232)		15,708	32,223	31,136	53,505

(1)                                 Includes a one-time equity incentive fee expense of US$42.9 million in 2014.

(2)                                 Each ADS represents eight ordinary shares.

(3)                                 See “—Adjusted EBITDA” below.

Revenue Categories

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands)
Electricity generation income(1)	22,205	35,479	53,658	53,614	61,438
Solar energy system sales	6,939	9,392	9,711	285	198
Other(2)	3,741	2,284	2,556	2,834	3,033
Total Revenue	32,885	47,155	65,925	56,733	64,669

(1)           Represents revenue from selling electricity from IPP solar parks

(2)           Represents revenue from the sale of solar modules and the provisions of O&M services.

Selected Consolidated Statements of Financial Position

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands)
Current assets	95,496	80,973	166,168	138,402	174,720
Non-current assets	194,090	280,107	310,078	442,706	410,497
IPP solar parks	180,610	259,423	271,253	397,405	353,050
Total assets	289,586	361,080	476,246	581,108	585,217
Current liabilities	100,859	74,210	69,112	171,933	224,348
Non-current liabilities	64,978	174,151	273,212	302,947	282,662
Total equity	123,749	112,719	133,922	106,228	78,207

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

	As of and for the Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands)
(Loss) profit for the year	(73,743)	(1,554)	3,282	(33,050)	(22,120)
Adjustments:
Income tax expense (benefit)	910	(684)	1,277	(6,530)	7,285
Depreciation of property, plant and equipment	531	281	271	298	204
Depreciation of solar parks	6,177	9,229	14,208	14,272	19,414
Amortization	214	102	71	44	52
Share-based payment charged into profit or loss	43,941	1,389	997	(223)	—
Interest expenses	3,817	3,897	6,368	12,200	17,330
Impairment loss on IPP solar parks	1,549	1,835	2,151	5,221	4,541
Fair value changes of financial liabilities-FVTPL	9,646	5,686	2,957	39,105	25,607
Fair value changes of financial assets-FVTPL	—	—	—	—	814
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	—	585	641	(201)	(248)
IPO expenses	3,526	—	—	—	—
Reversal of provision for other taxes	—	(6,025)	—	—	—
Impairment on the receivables and other non-current assets*	2,200	1,071	—	—	626
Adjusted EBITDA	(1,232)	15,708	32,223	31,136	53,505

* Impairment on other non-current assets included for period of 2018 primarily related to the application of expected credit loss model is in accordance with IFRS 9.

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

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

An investment in our ADSs involves a high degree of risk. Full and careful consideration should be given to the risks described below, together with other public information on our company, including our filings with securities regulators. Our business, financial condition and results of operations could be materially and adversely affected by any of the risks set forth herein, which could cause the trading price of our ADSs to decline and, therefore, holders to lose all or part of the value of their investments.

Risks Related to Our Business and Industry

Our growth prospects and future profitability depend to a significant extent on global liquidity, our relationships with our financing parties, and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the installation and construction of our projects and other aspects of our operations. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive. Historically, we fund our project development through debt and equity financing, including but not limited to bank loans, convertible notes, proceeds from our IPO and cash from our operating activities. We expect to continue to expand our business with different financing options, including bank loans, debt or equity securities, financial leases and securitization.

Our financing parties may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons. Conversely, we may fail to fully perform our obligations due to changing market conditions or other factors. In addition, there can be no assurance that we will be able to maintain such relationships or enter into new relationships on terms or at costs that we find attractive or acceptable. Any deterioration in our existing relationships or failure to enter into new relationships with suitable partners on commercially acceptable terms to finance our project developments may have an adverse impact on our growth prospects and future profitability

For example, we entered into a strategic partnership agreement with Hudson in September 2015 to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States. As we have seen a deterioration in cooperation since late 2018, it is unlikely that Hudson would be a source of additional funding, particularly while the Hudson Dispute remains unresolved. If Hudson is successful in its claim, we will be required to pay the amount as sought by Hudson and we may not have sufficient resource. As of the date of this report, Hudson already took enforcement action and control over certain of our subsidiaries, which together held six operating IPP solar parks with carrying amount of US$107.5 million, or 71.7MW as of December 31, 2018. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute.” Subject to the outcome of the New York litigation, we intend to take action to regain the control of these two companies, but we cannot assure you that we may be successful.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we may need to finance the payment of outstanding principal, accrued and unpaid interest and make-whole payment amount under the Note Purchase Agreement, and continue to develop our IPP business. As of December 31, 2018, we had US$49.7 million in outstanding short-term borrowings (including the current portion of long-term borrowings) and US$207.1 million in outstanding long-term borrowings (excluding the current portion), and incurred US$17.3 million interest expense.

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

If we do not successfully execute our financing plan, we may have to sell certain of our operating IPP solar parks or risk not being able to continue as a going concern.

We are in need of additional funding to sustain our business as a going concern. As of December 31, 2018, our current liabilities of US$224.3 million, which included US$121.9 million other current liability due on April 1, 2019 according to the settlement agreement with the silent partnership in Japan, exceeded our current assets by approximately US$49.6 million. In 2018, we incurred net loss of US$22.1 million.

Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities and assets disposition, if required, in order to fund our working capital and capital expenditures. For example, as of December 31, 2018, excluding the US$121.9 million current liabilities in connection with the purchase of TK interest pursuant to the TK Interest Agreement, for which we made the payment on March 29, 2019, with a combination of (i) the proceeds in the aggregate of JPY9.4 billion (US$85.7 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY2.8 billion (US$25.5 million) under a loan from a third party in Japan, our other remaining current assets of US$98.7 million were US$3.7 million less than our remaining current liability of US$102.4 million.

In addition to the current liabilities of US$224.3 million, as of December 31, 2018, we have committed to capital expenditure of US$30.9 million relating to the construction of solar parks contracted for but not provided for in the consolidated financial statements as of December 31, 2018. Besides, Hudson accelerated the debt collection by sending a notice dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due, See  “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Depending upon the potential resolution of the Hudson Dispute and the related actions and proceedings, we may need to seek additional sources of liquidity. Our principal sources of liquidity to date have been debt and equity financing, including but not limited to bank loans, convertible notes, proceeds from our IPO and cash from our operating activities.

We cannot assure you that we will successfully execute our financing plan. If we do not successfully execute this plan, we may have to sell operating IPP parks and not be able to continue as a going concern. Such failure could materially and adversely affect our financial condition, results of operations and business prospects.

Our failure to comply with financial and other covenants under our loan agreements or other financing arrangements, may materially and adversely affect our financial condition, results of operations and business prospects .

Our loan agreements usually contain financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on disposition and encumbrance of our assets or the conduct of our business. Our financing parties have alleged and may from time to time allege, that we fail to comply with covenants under these agreements. For example, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute.” An event of default under a financing arrangement may result in acceleration of the principal amounts and interests, and trigger cross-default provisions of other financing agreements. For example, the Hudson Dispute may trigger an event of default under the financing documents of our borrowing with Inter-American Development Bank, even though we have not yet received notice from Inter-American Development Bank as of the date of this annual report. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. We are typically required to provide certain collateral under the financing arrangements, including our solar park assets or account or trade receivables for sale of electricity of our solar parks. To the extent we cannot repay our indebtedness, holders of the collateral may auction or sell the assets or interest of our solar parks to enforce their rights, which will materially and adversely affect our financial condition, results of operations and business prospects. Furthermore, a breach of financial and other covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have been involved in several actions and proceedings, including those in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.

We have been, and in the future may be, the target of lawsuits or other allegations by third parties, which in the past included, and may in the future include, disputes with our business and funding partners, shareholder class action lawsuits, and malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred .Hudson also sent a notice of acceleration dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the alleged outstanding principal, accrued and unpaid interest were immediately due. We dispute that amount is due. On January 22, 2019, Hudson sent a demand on guaranty to us and certain of our subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015. Hudson also initiated proceedings in some of the jurisdictions where our business, subsidiaries and guarantors are located to enforce Hudson’s collateral under the Note Purchase Agreement. Hudson exercised its purported rights to enforce its share pledge under the Note Purchase Agreement for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguayan special purpose vehicle entities were taken over by Hudson on January 24, 2019. These two subsidiaries hold six operating IPP solar parks with 71.7 MW of production capacity and carrying amount of US$107.5 million. We have advised Hudson that it is not entitled to enforce its share pledges under the Note Purchase Agreement and further advised Hudson of its fiduciary duties in connection with Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. On February 8, 2019, Hudson filed an action captioned Hudson Solar Cayman, LP v. Sky Solar Holdings, Ltd., et al. in the Supreme Court of the State of New York, County of New York seeking summary judgment in lieu of a complaint to, among other things, accelerate amounts allegedly due under the Note Purchase Agreement and enforce certain guaranties related to the Note Purchase Agreement against Sky Solar, Sky Solar Power LTD., and Sky International Enterprise Group Limited. On March 11, 2019, we filed an opposition brief in New York Supreme Court to oppose  summary judgment. On March 14, 2019, Hudson filed a reply to our opposition brief. Additional information concerning this action is publicly available in court filings under Index No. 650847/2019 (Cohen, J.). Subject to the outcome of the New York litigation, we intend to take action to regain the control of Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L., but we cannot assure you that we will be successful. Hudson also recently served statutory demands on such guarantors in the Cayman Islands, the British Virgin Islands, and Hong Kong demanding repayment of accelerated amounts allegedly outstanding under the guaranties for the Note Purchase Agreement, which demands were subsequently withdrawn. In addition, Hudson also exercised its purported rights to enforce another share pledge under the Note Purchase Agreement for Lumens Holdings 1, LLC— an entity in respect of approximately 22 MW of operating solar assets in the United States (the “Sunpeak Projects”). Thereafter, Hudson scheduled an auction of the limited liability interests in Lumens Holdings 1, LLC We immediately informed Hudson that its enforcement of the share pledge in connection with Lumens Holdings 1, LLC and its subsequent attempt to conduct an auction for the entity’s interests was premature and patently improper. Consequently, Hudson postponed the auction indefinitely and recently indicated no auction is presently scheduled.  Hudson confirmed that it will not proceed with an auction on or prior to June 15, 2019. As of the date of this annual report, the only pending judicial proceeding initiated by Hudson against us is Hudson’s summary judgment proceeding in New York Supreme Court. If the New York Supreme Court rules in Hudson’s favor on its motion for summary judgment in lieu of complaint, we may be required to pay the amounts Hudson seeks in its motion, including amounts for outstanding principal, accrued and unpaid interest and make-whole. We may not have sufficient resources to pay those amounts. Hudson may also be able to enforce its rights under the guaranty or collateral provided to it under the Note Purchase Agreement, which may result in us losing control of our business and assets. Notwithstanding the above, we intend to continue to vigorously defend against Hudson’s summary judgment proceeding in New York Supreme Court and any other actions and proceedings Hudson may commence against us in order to prevent Hudson from controlling our business and assets and to minimize interruptions to our business and operations on a go-forward basis. However, we cannot assure you that we will be successful in defending against these actions and proceedings. In addition, we will have to defend against the securities class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Hudson Dispute,” including any appeals of such lawsuit should our initial defense be unsuccessful. The total direct costs associated with these legal actions and other proceedings recorded were approximately US$1.5 million for 2017 and nil for 2018.

Addressing and responding to litigation and disputes represents a significant draw on our resources, both due to the involvement of members of management and the need to retain external advisors. Any decision that is not favorable to us or appeals by opposing parties would also represent a draw on our resources. We cannot predict what the result of any appeal might be, which could  materially and adversely affect our business, financial conditions, results of operations, cash flows, reputation and ADS trading price.

Beyond what is described above and discussed below, in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”, we are currently unable in the aggregate to estimate the possible loss or possible range of loss, if any, associated with the outstanding litigation matters. Any adverse outcome of these cases, including any appeal that is not in our favor, could have a material adverse effect on our business, financial condition, results of operation, cash flows, reputation and ADS trading price. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

In addition, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., sent letters threatening litigation, and certain of these claimants sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) an alleged failure of sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) a purported improper use by Mr. Su of a proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our former CEO and former chairman, Mr. Su, and his wholly-owned subsidiary Flash Bright Power Limited (“Flash Bright”) in connection with the restructuring of Sky Solar Holdings Co., Ltd. Sky Solar Holdings Co., Ltd is not a party to the arbitration. Since the commencement of these proceedings, three of the six claimants have withdrawn their claims. In May 2018, an unfavorable arbitral award was granted (the “HKIAC Award”). In January 2019, the claimants applied to the United States District Court Southern District of New York for an order of attachment against the personal property of our former CEO and former chairman Mr. Su, including the ordinary shares and ADS held by Flash Bright, which are among the subject shares under a stock purchase agreement between, among others, Flash Bright and Japan NK Investment K.K. dated March 1, 2019. The order of attachment was granted by the court on March 19, 2019. Although we are not a party to these proceedings, these allegations represented a significant matter requiring close engagement by our management. It is also possible that any  allegations and arbitral awards against us or our executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Any attempted enforcement of the arbitral awards or public dissemination of any of these allegations and arbitral awards by these claimants could adversely affect our business, financial conditions, results of operations, cash flows, reputation and ADS trading price.

Other claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management. If we are found to be liable on any claims made against us, we would incur a charge against earnings to the extent that a sufficient reserve had not been implemented. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our business, financial condition, results of operations, cash flows, reputation, and ADS trading price. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks.

In many countries where we are currently or intend to become active, solar power markets, particularly the market of on- grid PV systems, would not be commercially viable without government subsidies or economic incentives. The cost of generating electricity from solar energy in these markets currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or some other non-solar renewable energy sources. These subsidies and incentives have been primarily in the form of FIT price support schemes, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products.

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in December 2015, following a ministerial decision, a levy of 3.6% was imposed on the electricity sold by PV stations in Greece from January 1, 2016 onwards. On May 31, 2018, the National Development and Reform Commission, the Ministry of Finance and National Energy Administration of China jointly announced a new policy to lower the solar feed-in-tariff, halt subsidized utility-scale development, and implement a quota for distributed projects in China. The United States federal government currently offers an investment tax credit (“Federal ITC”) under Section 48 of the U.S. Internal Revenue Code, for the installation of commercial solar power. The Federal ITC will reduce gradually from 2020. Compared with the current Federal ITC (30% of the cost of the system for projects which begin construction by December 31, 2019), the Federal ITC for new commercial solar energy systems will be 26% and 22% for projects which began construction from January 1, 2020 to December 31, 2021, respectively, which will further decrease to 10% from 2022. Solar parks that meet the deadlines above for the commencement of construction must be placed in service before January 1, 2024 to qualify for the credits at the levels set out above. In June 2018, the Internal Revenue Service (“IRS”) released its guidance setting forth the requirements for establishing the beginning of construction for solar energy projects. Accordingly, the profitability of our new solar projects in the United States will be adversely affected by the reduction in, or the expiration of, the Federal ITC. Further, under tax reform legislation enacted in the United States in 2017, the tax rates applicable to corporations in the United States have been substantially reduced, from a maximum rate of 35% to a maximum rate of 21%. This may result in the reduced demand of investors in investments in solar parks with Federal ITC, which may in turn increase our costs of capital to be used in constructing these projects. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our business operations in a number of countries and, as of December 31, 2018, had completed 406.2 MW of solar parks globally. As of December 31, 2018, we owned and operated 211.0 MW of solar parks as an IPP. In addition, as of December 31, 2018, we had 5.4 MW of solar parks under construction, 136.4 MW of shovel-ready projects and 242.6 MW of solar parks in pipeline in four countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

At the end of September 2014, five out of the ten general electricity utilities in Japan announced plans to temporarily suspend reviews of proposals from solar energy producers, such as us, due to a foreseeable shortage in their available power transmission capacity in light of the popularity of the FIT program. The five utilities in question are Kyushu Electric Power, Shikoku Electric Power and Okinawa Electric Power, which operate in the west of Japan, and Hokkaido Electric Power and Tohoku Electric Power, which operate in the northeast. Such temporary suspension has been lifted in exchange for the introduction of a new rule referred to as the “designated electric company system.” In cases where the interconnection amounts applied for have already surpassed or are expected to surpass available interconnection amounts under the current rules, electric companies will be able to use the “designated electric company system” to grant interconnection on the premise that such interconnection may be subject to uncompensated curtailment beyond 30 days or 360 hours per year. Power Co., Inc., Tohoku Electric Power Co., Inc., Hokuriku Electric Power Co., Inc., Chugoku Electric Power Co., Inc., Shikoku Electric Power Co., Ltd., Kyushu Electric Power Co., Ltd., and Okinawa Electric Power Co., Inc.) out of the ten general electricity utilities in Japan have been designated as “designated electric companies” for solar projects. While such uncompensated unlimited curtailment will not apply to projects that received the interconnection acceptance before the interconnection application amount surpassed the available interconnection capacity for each relevant electricity utility, we may still experience adverse effect in relation thereto and our future expansion options under the FIT program may be materially and adversely affected. Furthermore, an announcement was made in February 2016 regarding a cabinet decision concerning the “Amendment Bill for Partial Amendment of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (FIT Act), etc.” which was submitted in the 190th ordinary session of the Diet. On April 1, 2017, the Amendment of the FIT Act has been enacted. The Amendment of the FIT Act has drastically revised the FIT scheme in order to achieve the dual goal of “maximal implementation of renewable energy and suppression of burden by the citizens.” Some of the main points of the revision are establishing an  FIT approval (setsubi nintei) system in light of the incidence of non-operational projects, refining existing schemes in order to ensure the appropriate operation of business throughout the entire business period, setting targets on the mid- to long-term FIT price and disclosure of the FIT price for a multiple-year period, for example, by implementing a bidding system and changing the entities that are obligated to purchase renewable electricity.

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

In 2018, Bulgaria changed its legislation in relation to the FIT price support scheme by long term PPAs,  which was changed by premium support scheme for PV stations with installed capacity of 4 and above 4 MW. PPAs have been replaced by premium agreements, concluded between each producer and the State Fund “Security of the Electricity System” (“FSES”). Premium agreements have been signed by the end of October 2018 and in force no later than January 1, 2019 and validity for the term of the signed PPA for the given PV station.

In order to receive additional premium determined by Energy and Water Regulatory Commission (“EWRC”), the producers are required to sell the electricity produced at the free market . The EWRC may modify the determined premiums, but only once in every six months, provided that there is a material change between the estimated market price for the base energy load for that period and the estimated one for the remaining period on the free market. In a nutshell, previous FIT is replaced by the sum of free market price plus premium.  The free market prices are continuously  increasing recently, resulting in the increase of electricity proceeds and corresponding O&M revenue However, it may also lead to the fluctuation of the future O&M revenue in Bulgaria.

In December 2018, the Ministry of Economy, Trade and Industry (“METI”) in Japan determined new measures to reduce the public burden caused by the non-operation of approved commercial facilities for photovoltaic power generation under FIT scheme. Pursuant to the new measures, each non-operation of commercial facility for photovoltaic power generation (>10KW), approved between 2012 and 2014 under the FIT scheme and with the interconnection contract signed before July 31, 2016, is generally required to submit the commencement application to the utility company.

Any non-operation of commercial facility for photovoltaic power generation which is not in accord with the timeline, the approved FIT will be adjusted to the new one which is two years before the application acceptance of utility company. For example, if the application is accepted in 2019, the adjusted FIT will be JPY21 per kWh, which is the FIT of 2017 fiscal year. Due to the new measures, some of our projects in Japan may be suffered from FIT loss.

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

We substantially expanded our business in China in 2018. In March 2018, Suzhou Tianlian New Energy Limited, one of our subsidiaries, entered into two 25-year PPA with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop a 1.7 MW rooftop solar project in Suzhou, China, which is our first DG project in China. We also entered into two 25-year PPAs with two private companies to develop, one solar project of 0.8 MW waiting for construction permit and one solar project of 1.1 MW in development stage in Kunshan, China by the end of first quarter of 2019. Our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including, in addition to the general risks and uncertainties for development of solar projects:

•                  failure to renew the grid connection and dispatch agreements with the grid providers and energy management contracts;

•                  uncertainty of PPAs and project-level financing arrangements;

•                  the grid providers’ failure or unwillingness to fulfill their related contractual obligations;

•                  fluctuations of the price of electricity, particularly the decrease in the public utility rate;

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

•                  potential difficulties in collecting payments from large state-owned enterprises or utilities, due to certain aspects of the Chinese legal system;

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

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws. We face significant liabilities if we fail to comply with the FCPA and other anticorruption or benefits to foreign government officials, political parties, and private- sector recipients for the purpose of obtaining or retaining business. We may have direct or indirect interactions with officials and employees of government agencies. In the United States, we need to obtain various approvals, permits and licenses from the federal, state of local government agencies. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA, other applicable anticorruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of certain privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

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

Our relatively limited operating history as an IPP and certain recent events involving changes in our management and potential sale of our securities by our former CEO, former chairman and controlling shareholder may make it difficult to judge our future prospects and results of operations.

We began our business in 2009. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2016, 2017 and 2018, we derived 14.7% , 0.5 % and 0.3% of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2018, we had a total of 211.0 MW of IPP solar parks in operation with a carrying value of US$353.1 million. In 2016, 2017 and 2018, we derived 81.4%, 94.5% and 95.0% respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

Our rapidly evolving business and, in particular, our relatively limited operating history as an IPP, may not be an adequate basis for evaluating our business prospects and financial performance, and makes it difficult to predict the future results of operations. Our past success occurred in an environment where capital was readily accessible to our clients and economic incentives were more favorable for PV power in certain markets, such as Japan, Canada, Greece, Bulgaria, the United States, and Uruguay. Therefore, period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar parks in a cost-effective and timely manner, expand our project pipeline and manage and operate solar parks that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

In addition, pursuant to a stock purchase agreement between, among others, Flash Bright, a wholly-owned subsidiary of our former CEO and former chairman Mr. Weili Su, and Japan NK Investment K.K. dated March 1, 2019, Flash Bright agreed to sell107,088,104 ordinary shares of our company in the form of ADSs, and 2,600,006 of ordinary shares of our company to Japan NY Investment K.K. These ADSs and ordinary shares together represented 26.1% of our ordinary shares as of March 31, 2019. After the closing of the transaction, Mr. Su will no longer be our largest shareholder and we may be exposed to risks from change of control. As of the date of this report, the transfer has not been completed, and there may be uncertainties around the transfer by Flash Bright under the stock purchase agreement in light of the order of attachment with respect to the HKIAC Award. See “—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

We have experienced frequent changes in our senior management in recent years. On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. Also effective as of the same day, Mr. Su no longer served as our chief executive officer, or as director, officer, manager, legal representative or in any other management position of our subsidiaries or any other consolidated entities. On the same day, we set up a management committee, members of which include our directors Mr. Hao Wu, Mr. Xinhua Yu and Mr. Xiaoguang Duan, and started to search for candidates for vacated management positions. On June 15, 2017, we established an independent committee consisting solely of our independent directors, who subsequently engaged a PRC law firm to investigate the conduct of our former chief executive officer and former chairman of the board, Mr. Weili Su, involving certain transactions and fund transfers, which appeared to lack proper board and audit committee authorization. On September 19, 2017, the PRC law firm concluded that the transactions and fund transfers between us and certain entities controlled by Mr. Su were not approved by the board or the audit committee, and in addition, there was insufficient documentary support of such fund transfer. On February 18, 2019, we received the full settlement amount of approximately US$15 million from Mr. Su pursuant to the settlement agreement between Mr. Su and us dated September 19, 2017. As more fully described below in “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su,” we entered into settlement arrangements with our director and former chief executive officer, Mr. Su to resolve all potential claims by us against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against us in connection with Mr. Su’s employment at our company.

In August 2018, Mr. Andrew (Jianmin) Wang resigned as our chief financial officer and director and we named Mr. Sanjay Shrestha as our chief financial officer and director.

In November 2018, we appointed Mr. Benjamin (Binjie) Duan as a director of our company.

On January 28, 2019, Mr. Sanjay Shrestha was terminated from his position as our chief financial officer and we named Ms. Julie (Liwei) Zhu as our acting chief financial officer. On February 1, 2019, Mr. Sanjay Shrestha resigned as our director.

The ramifications of our recent senior management changes and the potential sale of our securities by our former CEO, former chairman, and controlling shareholder, including public perception that our future direction, strategy or leadership are uncertain, and the costs and expenses and diversion of our management’s attention from our business related to all of the above may materially and adversely affect our business, reputation and prospects.

The delay between making significant upfront investments in our solar parks and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

There are generally many months or even years between our initial significant upfront investments in developing permits to build solar parks we expect to own and operate and when we commence to receive revenue from the sale of electricity generated by such solar parks after grid connection. Such investments include, without limitation, legal, accounting and other third-party fees, costs associated with feasibility study, payments for land rights, government permits, large transmission and PPA deposits or other payments, which may be non-refundable. Furthermore, we have historically relied on our own equity contribution and bank loans to pay for costs and expenses incurred during project development, especially to third parties for PV modules and balance-of-system components and EPC and O&M services. Solar parks typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid. There may be an especially long delay from initial land and interconnection assessments to projects becoming shovel-ready, especially when we obtain permits directly from regulators and site control rights directly from prior rights holders under our primary permit development model. Between our initial investments in the development of permits for solar parks and their connection to the transmission grid, there may be adverse developments to such solar parks. We consider parks “shovel-ready” even if we have not obtained non-discretionary permits, that is, such permits which we expect to be granted if we comply with the relevant administrative procedures and criteria. In certain jurisdictions, maintaining our permits and operating our plants involve meeting ongoing compliance and other legal obligations. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective or we may not be able to obtain debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability and results of operations.

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

On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. In August 2018, Mr. Andrew (Jianmin) Wang resigned as our chief financial officer and director, and we named Mr. Sanjay Shrestha as our chief financial officer and director. In November 2018, we appointed Mr. Benjamin (Binjie) Duan as a director of our company. On January 28, 2019, we  terminated Mr. Sanjay Shrestha from his position as our chief financial officer and named Ms. Julie (Liwei) Zhu as our acting chief financial officer. On February 1, 2019, Mr. Sanjay Shrestha resigned as our director. The ramifications of these recent senior management changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could materially and adversely affect our business, prospects, financial condition and results of operations.

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

Our rights to the properties used for our solar parks may be challenged by property owners and other third parties. For example, in Chile we have had to negotiate and clarify with other mining concession holders about the priority of our mining concession rights over certain areas where we intend to construct a solar park, which may delay our timetable for construction. An adverse decision from a court or the absence of an agreement with such third-parties may result in additional costs and delays in the construction and operating phases of any solar park so situated. In addition, certain real properties used for our solar parks in Spain and Uruguay were mortgaged to third parties by the relevant landlords to secure other debts before we obtained our rights with respect to such properties and, as a result, our rights are subject to the mortgages. In the event of failure by the relevant debtor to comply with its payment obligations, the mortgagee will be entitled to sell the properties. By authorization granted by the Uruguayan mortgagee dated November 2016, the mortgagee or any purchaser of such properties shall respect our rights to the properties, including the original terms and extensions of the land lease agreements. In addition, some properties used for our solar parks are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar parks may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar parks on such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar parks. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. For example, we entered the U.S. market in 2015, forming Sky Capital America Inc. as part of our strategy to target the U.S. as a market with high growth potential. We acquired 22.1 MW operating solar parks and 44.4 MW development stage permits in the U.S. in 2016. As of the dated of this report, we had 27.8MW operating solar parks and 42.8MW developing state permits in the US. We substantially expanded our business in China in 2018. In March 2018, Suzhou Tianlian New Energy Limited, one of our subsidiaries, entered into two 25-year PPA with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop a 1.7 MW rooftop solar project in Suzhou, China, which is our first DG project in China. We also entered into two 25-year PPAs with two private companies to develop, one solar project of 0.8 MW waiting for construction permit and one solar project of 1.1 MW in development stage in Kunshan, China by the end of first quarter of 2019. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our international operations require significant management resources and present legal, compliance and execution risks in multiple jurisdictions.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in Europe, South America, North America and Asia, while our corporate management team and directors are primarily based in Hong Kong and Shanghai. Although we have appointed managing directors who oversee regions, such as Europe, East Asia and the Americas., the global nature of our business may stretch our management resources as well as make it difficult for our corporate management to effectively monitor local execution teams and ensure utilization of best-practice corporate governance practices. The global nature of our operations and limited resources of our management may create risks and uncertainties when executing our strategy and conducting operations in multiple jurisdictions, which could affect our costs and results of operations.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2018 was fixed or specially fixed through PPAs for 100% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into fixed PPAs and sell based on the spot market price of electricity. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

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

We procure supplies for solar parks construction, such as PV modules and balance-of-system components, from third-party suppliers. We typically enter into contracts with our suppliers and contractors on a project-by-project basis or a project portfolio basis. We generally do not maintain long-term contracts with our suppliers. Although some of our EPC contracts allow us to reclaim additional costs incurred as a result of unexpected increases in procurement costs, we are still exposed to fluctuations in prices for our PV modules and balance-of-system components. The price for procuring PV modules may increase as a result of application of laws and regulations. For example, the final decision of Section 201 Investigation had caused a concern that there could be an increase of prices for the PV modules, which may lead to an overall reduction in our profitability.  See “—We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.” Although the price of modules has normalized,  we cannot assure you that similar issues in the future may not arise, the likelihood of which we are unable to determine at this time. Increases in the prices of PV products or balance-of-system components or fluctuations in design, construction, labor and installation costs may increase the cost of procuring equipment and engaging contractors and hence materially and adversely affect our results of operations.

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

The development and construction of solar projects involve numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a solar park is economically, technologically or otherwise feasible. Success in developing a particular solar park is contingent upon, or may be impacted by, among other things:

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

We operate and maintain the solar parks in our IPP portfolio. In addition, we have entered into separate contractual agreements to operate and maintain substantially all of the solar parks built by us. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance and operating and other asset management services. We subcontract certain on-the- ground O&M services, including security and repair, to third-parties, who may not perform their services adequately.

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

We have entered into a deed of non-competition and right of first refusal with Mr. Weili Su (“Mr. Su”) whereby he promises that he and any company he controls will not engage in any business that competes with us and grants us the right of first refusal to purchase shares in his businesses in China in which he owns more than 50% of the voting shares in the event that Mr. Su receives from or otherwise negotiate with a third party a bona fide offer to purchase Mr. Su’s shares in any of the business and the sale of such shares will result in Mr. Su ceasing control of that business. We cannot assure you that we will be able to enforce the agreement or exercise the right of first refusal when Mr. Su wishes to sell his business interests in China. Moreover, the non-competition clause will terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) the time when Mr. Su ceases to be our largest shareholder and (iii) upon the mutual agreement of Mr. Su and our company to terminate the non-competition clause. Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019, Mr. Su entered into a Stock Purchase Agreement where he agreed to sell 107,088,104 ordinary shares of our company in the form of ADSs (which are subject to the enforcement proceedings in the United States) and 2,600,006 ordinary shares in March 2019. Once this transaction is closed, Mr. Su will cease to be our largest shareholder and hence, the non-competition clause will terminate, which may adversely affect our business in China.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. See “Item 15. Controls and Procedures.” In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2018, we and our independent public accounting firm identified three material weaknesses and other control deficiencies, in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to, among other deficiencies, (i) insufficient accounting resources and process including implementations of policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, and (iii) an event relating to the flow of funds improperly diverted by the joint venture partner in Uruguay, which was only discovered a few months thereafter, although we had taken action and managed to recover most of the improperly diverted funds by the end of December 31, 2018. Our independent registered public accounting firm was not engaged to undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and other control deficiencies, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See” Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “—Changes in Internal Control over Financial Reporting.” We have begun and plan to continue to take various measures to remediate the material weaknesses and other deficiencies identified. However, these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that we have identified or may identify in the future.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, unless we qualify as a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may need to attest to and report on the effectiveness of our internal control over financial reporting and may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so- called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

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

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2018, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our director and former chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark “Sky Solar.” Any improper use of these trademarks by us, our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2016, we recorded net foreign exchange gain of US$1.2 million, primarily due to appreciation of the U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. In 2017, we recorded net foreign exchange gain of US$1.8 million, primarily due to the fluctuation of Euro. In 2018 we recorded net foreign exchange gain of US$0.4 million, primarily due to the fluctuation of Euro. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro, JPY and CAD. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

The audit reports included in this annual report are prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our shareholders are deprived of the benefits of such inspection.

The independent registered public accounting firms operating in China, including our current and previous independent registered public accounting firms, are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Our previous and current independent registered public accounting firms are both located in China. Without the approval of the PRC authorities, PCAOB is currently unable to conduct inspections of certain independent registered public accounting firms in China, including our previous independent registered public accounting firm. Therefore, our current and previous auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that U.S. regulators have not been able to reconcile. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Our senior management, directors, principal shareholders and their affiliated entities beneficially own approximately 27.7% of our outstanding shares as of March 31, 2019. Our director and former chief executive officer, Mr. Su, has the ability to vote or the proxy to vote an aggregate of 26.1% of our outstanding shares as of the date of this annual report. As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Mr. Su also controls the “Sky Solar” and “天华阳光” trademarks licensed to us, and holds solar parks in Greece and China under the “Sky Solar” and “天华阳光” brand that are not part of our company.  This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. Without Mr. Su’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders. Mr. Su may also take actions to prevent us from continuing to use the trademarks.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs in November 13, 2014 with closing prices ranging from US$0.46 to US$12.72 per ADS as of May 13, 2019. Overall, since the ADSs were first listed, the general trend in price has been downward. The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs.

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

Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, including but not limited to the minimum bid price of at least $1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. On September 18, 2018, NASDAQ notified us that our company did not maintain a minimum bid price of $1 per ADS and provided the company a compliance period of 180 calendar days in which to regain compliance. Subsequent to that notice, NASDAQ provided a further notification, granting our company an additional 180 calendar days ending September 16, 2019, as we provided written notice of our intention to cure the deficiency by effecting an ADS ratio change and met all other requirement. We cannot assure you that we will be able to regain compliance within the additional 180 day or comply with all Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

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

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, we had 419,546,514 ordinary shares outstanding, including 6,353,750 ADSs sold in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. As of December 31, 2018, 221,802,288 of these remaining ordinary shares had been converted into ADSs. In addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of- control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Most of our business operations are located outside the United States. A substantial majority of our directors and a substantial majority of our senior management team are residing outside of the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a U.S. court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and many other jurisdictions where we have operations may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in those jurisdictions. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, and there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Further, the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personal judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

As a public company, our compliance costs may continue to increase in the future, particularly when we cease to qualify as an “emerging growth company.”

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

A non-U.S. corporation will be a passive foreign investment company (a “PFIC”), for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. The factual determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. Based on the current and projected composition of our income and valuation of our assets, there is a significant risk that we will become a PFIC during our current taxable year or in the future. Our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder may be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the Holder does not file the appropriate form. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

On April 5, 2018, we confirmed the assumption of the principal executive officer functions by Dr. Hao Wu acting on behalf of the management committee. In August 2018, Mr. Andrew (Jianmin) Wang resigned as our chief financial officer and director and we named Mr. Sanjay Shrestha as our chief financial officer and director. On November 27, 2018, we appointed Mr. Benjamin (Binjie) Duan as a director of the Company. On January 28, 2019, Mr. Sanjay Shrestha was terminated from his position as our chief financial officer and named Ms. Julie (Liwei) Zhu as our acting chief financial officer. In February 2019, Mr. Sanjay Shrestha resigned as our director.

On June 25, 2018, the Silent Partner filed a lawsuit against SSJ, which alleged that there were significant difference in the understandings of the silent partnership and purported to seek certain damages. In December, 2018, SSJ and Sky international Enterprise Group Ltd. have entered into a TK Interest Agreement with the Silent Partner and the Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY 2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Agreement, and an additional JPY 13.4 billion (US$121 million) had been paid on March 29, 2019, with a combination of (i) the proceeds in the aggregate of JPY9.4 billion (US$85.7 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY2.8 billion (US$25.5 million) under a loan from a third party in Japan, at which time the Silent Partners’ entire interest under the silent partnership agreement was transferred to us. See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership.”

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred. Hudson also sent a notice of acceleration dated January 22, 2019 declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson also initiated certain proceedings against us in connection with the Hudson Dispute as of the date of the report. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute.”

On February 18, 2019, we received the full settlement amount of approximately US$15 million from Mr. Su pursuant to the settlement agreement between Mr. Su and us dated September 19, 2017. For impacts and ramifications of these developments relating to our senior management, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel,” “Item 5. Operating and Financial Review and Prospects—Major Components of Our Results of Operations” and “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions.”

We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. See “—B. Business Overview—Our IPP Solar Parks” and “—B. Business Overview—Featured Countries.”

Our legal and commercial name is Sky Solar Holdings, Ltd. Our principal executive offices are located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.skysolarholdings.com. Furthermore, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

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

B.                                    Business Overview

OVERVIEW

We are a global IPP. We develop, own and operate solar parks and generate revenue primarily by selling electricity. We have focused on the downstream solar market since our inception and have developed projects primarily in Asia, South America, Europe and North America. We believe our broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. We aim to expand our current operations such as those in Japan, the United States, Uruguay, Chile, Canada and China, and establish operations in other select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. By design, we focus on the downstream PV segment, and as a result, we are technology agnostic and we can customize our solar parks based on local environmental and regulatory requirements.

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

As of December 31, 2018, we developed 328 solar parks with an aggregate capacity of 406.2 MW in Japan, China, Bulgaria, Germany, Greece, the Czech Republic, Spain, Canada, the United States and Uruguay. Under our IPP revenue model, we owned and operated 211.0 MW of solar parks, including 103.9 MW in Japan, 1.7 MW in China, 5.6 MW in the Czech Republic, 0.3 MW in Canada, 27.8 MW in the United States and 71.7 MW in Uruguay. A majority of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, as of December 31, 2018, we had more than 380 MW of solar projects in various stages of development in countries such as Chile, Japan, Canada and the United States, consisting of 5.4 MW under construction, 136.4 MW of shovel-ready projects and approximately 242.6 MW of solar parks in pipeline. We classify 147.4 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, the United States, Chile, Canada and China, which we recently entered with our first DG project.

Our revenue was US$65.9 million, US$56.7 million and US$64.7 million in 2016, 2017 and 2018, respectively. Our gross profit was US$35.0 million, US$33.5 and US$34.4 million in 2016, 2017 and 2018, respectively. We incurred gains of US$3.3 million in 2016, losses of US$33.1 million in 2017 and losses of US$22.1 million in 2018. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2016 to 2017 and to 2018, our revenue from selling electricity from IPP solar parks changed from US$53.7 million to US$53.6 million and to US$61.4 million, representing 81.4%, 94.5% and 94.9% of our revenue, respectively. The total capacity of our IPP solar parks was 159.8 MW, 196.7MW and 211.0MW, and the total carrying value of our IPP solar parks was US$271.3 million, US$397.4 million and US$353.1 million as of December 31, 2016, 2017 and 2018, respectively.

OUR IPP SOLAR PARKS

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Bulgaria, China, the Czech Republic, Uruguay, Canada and the United States, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market.

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

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2018:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity (MW)	Installation (ground- mounted or rooftop- mounted)	FIT Terms(1)	Price of Electricity (per kWh)	Contract Life	Counterparties
Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY32-40	20 years	Tokyo Electric; North East Electric; Hokkaido Electric; Kyushu Electric;
	2013Q2	1	100%	2.4	Ground
	2013Q3	2	100%	3.9	Ground
	2013Q4	3	100%	4.4	Ground
	2014Q1	1	100%	2.0	Ground
	2014Q2	4	100%	5.4	Ground
	2014Q4	4	100%	7.9	Ground
	2015Q1	16	100%	26.4	Ground
	2015Q3	6	100%	9.4	Ground
	2015Q4	8	100%	11.9	Ground
	2016Q1	3	100%	6.3	Ground
	2016Q3	2	100%	3.7	Ground
	2016Q4	6	100%	7.5	Ground
	2017Q2	2	100%	1.6	Ground
	2018Q1	3	100%	4.3	Ground
	2018Q3	1	100%	2.1	Ground
	2018Q4	2	100%	4.1	Ground
Subtotal		65		103.9
The United States	2014Q4	1	100%	0.1	Rooftop	Fixed	US$0 21	20 years	Private Business
	2016Q3	23	100%	22.0	Ground			20 years
	2018Q3	1	100%	5.7	Ground
Subtotal		25		27.8
Uruguay	2015Q3	1	85%	8.0	Ground	Fixed in each term	US$0.13	20 years	Private Business
	2017Q3	5	85%	63.7
Subtotal		6		71.7
Canada	2014Q4	2	100%	0.2	Rooftop	Fixed	CAD 0.713	20 years	IESO(3)
	2018Q2	1	100%	0.1	Rooftop	Fixed	CAD0.213	20 years	IESO(3)
Subtotal		3		0.3
China	2018Q4	1	100%	1.7	Rooftop	Fixed	RMB0.66	25 years	GCL New Energy, Jinko Solar
Subtotal		1		1.7
Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate(2)	EUR0. 45-0.47	20 years	CEZ Distribuce a.s.; E. ON Distribuce; CEZ Prodej s. r. o.
	2010Q2	1	100%	1.0	Ground
	2010Q3	1	100%	2.3	Ground
Subtotal		3		5.6
Total				211.0

(1)                                     Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs

(2)                                     The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

(3)                                     The Independent Electricity System Operator (“IESO”) is the successor entity to the Ontario Power.

*                                           As of December 31, 2018, we owned four solar parks totaling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a r.l., which we operated and maintained. In 2018, these IPP solar parks received approximately 1,188 to 1,405 radiation hours. We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

(4)                                     Hudson exercised its purported rights to enforce its share pledge over Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L in connection with the Note Purchase Agreement. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its  five consolidated Uruguay special purpose vehicle entities, were taken over by Hudson on January 24, 2019, and are no longer our subsidiaries as of the date of this annual report. Subject to the outcome of the New York litigation, we intend to take action to regain the control of these two companies, but we cannot assure you that we may be successful. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which  could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

*                                           We disposed of 12 IPP solar parks in operation in Japan with US$85.7 million, or 23.4MW to finance payment to the Silent Partner to purchase TK interest pursuant to TK Interest Agreement in March 2019.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2018:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/Rooftop	Scheduled Commercial Operation Date	PPA Terms
(MW)
Japan	Sky Solar 100%	4	5.4	Ground	2019Q2	20 years fixed FIT
Total		4	5.4

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2018:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/Rooftop	PPA Terms
Japan(1)	Sky Solar 100%	15	62.3	Ground	20 years fixed FIT
Chile(2)	Sky Solar 100%	7	74.1	Ground	specially stated in PPAs
Total		22	136.4

(1)                                 In Japan, after securing a site and applying for zoning and environmental permits, we seek a Facility Certification from the energy authority. We may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has been completed. In addition, we normally submit certain administrative notifications at the time we receive funding. As of December 31, 2018, 15 of our shovel-ready projects representing a total of 62.3 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

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

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline
	(MW)
North America	42.8	0.3	—
Latin America	104.3	—	—
Asia	—	—	95.2
Total	147.1	0.3	95.2

OUR SOLAR ENERGY SYSTEM SALES BUSINESS

Solar Energy System Sales consists of our provision of Pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2016		2017		2018
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	23.0	20	—	—
Spain	—	—	—	—	0.9	12
North America
Canada	9.2	17	1.6	6	—	—
Asia
Japan	—	—	0.5	6	46.1	5
Total	9.2	17	25.1	32	47.0	17

FEATURED COUNTRIES

Japan

We entered the Japanese market in 2009. As of December 31, 2018, we owned and operated 65 IPP solar parks totaling 103.9 MW, which are located in Tokyo, Chugoku, Kyushu, Hokkaido, Kansai and Tohoku. In 2017, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 5.4 MW of solar parks under construction and 62.3 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 95.2 MW of solar parks in our pipeline in Japan. In Japan, our projects eligible for FIT 1 included 89.3 MW in operation, 3.7 MW under construction and 8.8 MW shovel-ready, and our projects eligible for FIT 2 included 14.6 MW in operation, 1.7 MW under construction and 8.9 MW shovel-ready projects, and our projects eligible for FIT 3 included 44.0 MW shovel-ready, and our projects eligible for FIT 4 included 0.6 MW shovel-ready, as of December 31, 2018. We cooperated with Renova, a listing company in Japan, and NEC Capital, to invest in a 40.8 MW project in Japan on March 30, 2018. We invested JPY529 million (US$4.7 million) for 45% of the distribution of profit or loss on such project. This project is expected to complete in October 2021.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2018, 15 of our shovel-ready projects representing a total of 62.3 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

Japan Silent Partnership

Sky Solar Japan K.K., or SSJ, our wholly owned subsidiary in Japan, entered into two silent partnership agreements on September 9, 2014 with two groups of third party investors, or the Silent Partners, pursuant to which the Silent Partner provided financing and SSJ was to develop and operate certain solar parks in Japan, or the SSJ Silent Partnership Assets. On August 28, 2015, the two silent partnership agreements were amended and restated. On the same day, one of the two Silent Partner transferred its interests in the silent partnership to the other Silent Partner, which is, currently serving as the sole Silent Partner under the two silent partnership agreements.

In accordance with the agreements, SSJ contributed solar power projects with an agreed valuation of approximately JPY5.2 billion (US$46.1 million) pursuant to the original agreements and solar power projects with an agreed valuation of approximately JPY4.1 billion (US$36.4 million) pursuant to the amended agreements, which means that SSJ has contributed solar power projects with an agreed valuation of approximately JPY9.3 billion (US$82.5 million) in total so far. The Silent Partner contributed JPY9 billion (US$79.0 million) in cash, including JPY5 billion (US$43.5 million) in cash pursuant to the original agreements, and JPY4 billion (US$35.5 million) in cash pursuant to the amended agreements, JPY2 billion (US$17.7 million) of which would be used by SSJ to extend a loan, or upstream loan, of the same principal amount to Sky International Enterprise for, among others, the development of certain PV projects in Asia and the Americas, and the remaining JPY2 billion (US$17.7 million) of which would be used by SSJ to continue executing project pipelines in Japan. The upstream loan is secured by a pledge of all shares held by Sky International Enterprise in SSJ. As a result of these contributions, the SSJ and the Silent Partner’s original distribution percentages were 51.07% and 48.93%, which may be adjusted subsequently, for example, to result in the Silent Partner enjoying a 15% cumulative IRR under the silent partnership agreement. There were a total of 65 contributed solar parks with an aggregate capacity of 106.1 MW, consisting of approximately 93.6 MW which were completed and in operation, approximately 3.8 MW under construction and approximately 8.7 MW shovel-ready as of December 31, 2018.

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

Since the middle of 2017, our Silent Partner in Japan has sent us notices, which allege that we have breached certain terms of the silent partnership agreement. Based on the advice of our Japanese counsel, we do not believe these allegations are reasonable, but nonetheless intend to amicably resolve the disputes with the Silent Partner to minimize the distraction of our management and disruption to our business. On June 25, 2018, Silent Partner filed a lawsuit against SSJ, which alleged that there were significant difference in the understandings of the silent partnership and purported to seek certain damages. In December, 2018, SSJ and Sky international Enterprise Group Ltd. have entered into the TK Interest Agreement with the Silent Partners and the Silent Partners withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY 2 billion (US$18 million) to the Silent Partners upon the signing of the TK Interest Agreement. On March 29, 2019, we made a payment of JPY 13.4 billion (US$121 million) with a combination of (i) the proceeds in the aggregate of JPY9.4 billion (US$85.7 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY 3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY 2.8 billion (US$25.5 million) under a  loan from a third party in Japan to purchase TK interest pursuant to the TK Interest Agreement, at which time the Silent Partners’ entire interest under the silent partnership agreement was transferred to us.

United States

We entered the US market in 2015, with the formation of Sky Capital America Inc. Through this subsidiary, we have been evaluating and pursuing potential opportunities to acquire secondary permits and operating solar park assets. We have brought on additional personnel and resources to develop, analyze and execute significant pipeline opportunities.

As of December 31, 2018, we owned and operated 25 solar parks in the United States totaling 27.8 MW. Additionally, we had 42.8 MW of solar parks in advanced pipeline in the United States.

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

In addition, we are also exploring new applications of solar energy, or other source of renewable energy, which we believe can bring us new business opportunities in the future:

Remote and Mining Micro-Grid

The combination of utility-scale solar energy with energy storage may have significantly cost advantage compare to the oil- based source of energy, for mining business in remote communities. We are exploring the business opportunities in the North America region.

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

Uruguay

We entered the Uruguayan market in 2012. As of December 31, 2018, we owned and operated 71.7 MW of solar parks, all of which were connected by September 2017. In 2018, these solar parks received radiation of approximately 1,600 to 1,700 hours per year.

We consider Uruguay to be a core growth area going forward.

Chile

We entered the Chilean market in 2011. As of December 31, 2018, we had 74.1 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 104.3 MW of advanced pipeline in our Chilean pipeline. In 2018, these solar parks received approximately 1,600 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years. Continued reduction of EPC costs related to our Chilean projects are driving more favorable project economics.

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

Canada

We entered the Canadian market in 2009. In 2018, we completed construction of one 0.1MW rooftop facility. As of December 31, 2018, we fully owned three rooftop solar projects totaling 0.3MW, and had a partial interest in two ground-mount projects totaling 0.3MW, which were in pipeline stage.

In 2018, our operating solar parks in Canada received radiation of approximately 1,150 hours. Our projects and large renewable procurement contracts in Canada sell electricity to utility companies via the IESO.

In recent years, there have been certain notable changes in the Ontario government’s energy policy regarding PPAs, particularly as a consequence of the change in administration after the June 2018 election. As a result, taking into account the actions of the IESO, the decisions of the previous government and the government elected in June 2018, we have seen negative impacts to our current and future business in the area.

We have made submissions to IESO to seek permitted compensation for development costs, and costs recovery is expected to be significantly less than the actual amount of development costs, due to the nature of the recovery cap provided in the contract.

China

In March 2018, Suzhou Tianlian New Energy Co., Ltd, which is 100% held by Wuxi Tianlian New Energy Development Co., Ltd, entered into two 25-year PPA with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop, own and operate a 1.7 MW rooftop solar project in Suzhou, China. We completed the development of the project in October 2018. Upon completion, Shenzhen Kaifa Technology Co., Ltd. purchased 98% of the electricity generated from the project, with the balance being sold to the State Grid. This marked our first DG project in China.

We also entered into two 25-year PPAs with two private companies to develop, own and operate another 1.9 MW rooftop solar projects in Suzhou and Kunshan by the end of first quarter of 2019.

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

Partnership and Disputes with Hudson Solar Cayman LP

In September 2015, we, through our then wholly-owned subsidiary Energy Capital Investment S.à.r.l., formed a partnership with Hudson, private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy.

As part of this partnership, Hudson has invested a total of approximately US$50 million by way of convertible notes, for purpose of funding construction of approximately 84.2 MW of solar projects in Uruguay (the “Uruguay Projects”), as well as the Sunpeak Projects. On their terms, the convertible notes are due to mature on the earlier of (i) the twentieth anniversary of the initial amortization date and (ii) August 19, 2036. The initial amortization date in this context refers to the earlier of (i) the date which is nine months after the date on which a project enters into full commercial operation, achieves preliminary acceptances, achieves technical acceptance or achieves other similar milestones, as determined in accordance with the primary construction contract(s) for such project and (ii) twenty-four months after the convertible note purchase date. According to the convertible notes documents, a portion of outstanding amount of the notes and interests equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company can be converted into holding company or project company equity owned by Hudson. This conversion feature contemplates a 49% stake in the holding company which owns the Sunpeak Projects and a 34% to 49% stake in the project companies which own the Uruguayan projects. This equity conversion feature also provides that, in the event such conversion does not occur or is delayed beyond the dates determined by the notes associated with the relevant project, we shall repay the principal and interest on a semi-annually basis according to the applicable note repayment schedule. As of December 31, 2018, Hudson had funded US$48.2 million under these convertible notes to fund the transaction costs in connection with the Hudson partnership. As of March 31, 2019, no equity conversions have taken place, with the result that we have commenced making payments of the principal and interest. As of March 31, 2019, we have repaid Hudson a total of US$7.2 million, representing principal and interest, and Hudson has not made any allegations of any payment default.

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred. Hudson also sent a notice of acceleration dated January 22, 2019 declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson also initiated certain proceedings against us in connection with the Hudson Dispute as of the date of the report. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute” for a description of the Hudson Dispute, which remains unresolved, and the related proceedings and actions.

We intend to continue to vigorously defend against Hudson’s actions and proceedings in order to minimize interruptions to its business and operations.

Czech Republic

We entered the Czech market in 2009. As of December 31, 2018, we owned and operated three IPP solar parks totaling 5.6 MW. In 2018, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Spain

We entered the Spanish market in 2009. By the end of 2018, we have transferred all 12 solar parks totaling 0.9 MW.

We do not foresee obtaining a significant number of development solar parks in our pipeline in Spain. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

Greece

We entered the Greek market in 2009. As of December 31, 2018, we did not own or operate any IPP solar parks, or have any shovel-ready projects ready to be developed or any solar parks in our pipeline in Greece.

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

As of December 31, 2018, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to decrease going forward, as we ramp up acquisitions and secondary permit development.

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

We also require our third-party contractors for construction and installation to comply with applicable laws and regulations regarding work safety as well as our own production safety rules and policies. We examine and keep records of the production- related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third party contractors must be compliant with and certified by applicable regulatory standards. Our third-party contractors should also regularly provide their internal records relating to production safety (for example safety production training and safety inspections) to us, and we also conduct regular safety supervision and inspection on the third-party contractors.

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

Debt financing for our solar parks in the Czech Republic, Canada, Uruguay, United States and Japan is typically obtained from local banks or other financial institutions. For example, in December 2015, we entered into project-specific facility agreements with total amount of CAD 23.2 million (US$16.8 million) with a bank in Canada. In 2016, we entered into facility agreements with total amount of JPY 6,223,601,618 with local banks in Japan. In 2017, we entered into facility agreements with US$20.7 million for our projects in the United States with banks in the United States. In 2018, we entered into facility agreements with total amount of JPY 3.42 billion with local banks in Japan and US$4.4 million with banks in the United States.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area as well as international financing sources. In July 2015, debt financing application for six of our projects in Uruguay was officially approved by Inter-American Development Bank, with total amount of US$82.3 million, which was secured in part with equity from a strategic partner. In 2016, we closed such project financing, and all the US$82.3 million had been drawn down as of December 31, 2018.

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

In connection with the acquisition of any business from a related party, if any part of the consideration in such acquisition is our securities, the value of such acquisition is equivalent to 20% or more of our market capitalization (as measured as an average over the 30 days prior to the date of determination) and our market capitalization as so measured is less than US$1.0 billion, we will engage an independent consulting or valuation firm to assess the transaction. Such acquisition will be subject to the approval of two- thirds of all shareholders who participate (in person or by proxy) in a shareholders’ meeting approving such transaction after sufficient notice is given to ADR holders to participate in any such meetings.

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

Our Historical Project Affiliates

We have historically formed project affiliates for solar park co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long- term potential of the IPP solar parks. As of the date of this annual report, we or Sky Solar Holdings Co., Ltd., a former shareholder of our parent company, held equity interests or are currently holding equity interests in eight affiliates, ChaoriSky Solar Energy S.a r.l., RisenSky Solar Energy S.a r.l., China New Era International Limited, Oky Solar Holdings, Ltd., 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd. and its subsidiaries, OKY Solar 1 K.K and OKY Solar Omut K.K. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Partners that are module manufacturers are able to contribute their modules to the affiliates and we are able to sell permits and provide EPC services. In addition, the majority owner of our affiliates generally provides EPC bridge financing or corporate guarantees for long-term loans. When the solar park is complete, the majority owner may purchase our minority equity position in the affiliate or continue with the existing equity arrangement. In addition, the affiliate may sell the solar park to an independent third- party or to the affiliate’s other owner itself or hold it and sell electricity to the power grid, as an IPP. We have also developed permits and solar parks, which were sold directly to our affiliates.

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

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
RisenSky Solar and its subsidiaries	254	0.4	277	0.5	278	0.4
1088526 B.C. Ltd and its subsidiaries	—	—	—	—	7	0.0
1091187 B.C. Ltd and its subsidiaries	—	—	—	—	30	0.0
Oky Solar Holdings and its subsidiaries	525	0.8	—	—	—	—
Sky Global Solar S.A.	9	0.0	9	—	9	0.0
Total	788	1.2	286	0.5	324	0.4

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2018, RisenSky had completed 12.3 MW of solar parks in Bulgaria.

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

In September 2016, Energy Capital Investment II sarl entered into a share purchase agreement with Jade Fair Precision Ltd. to sell its 25 preferred share in the capital of 1088526 B.C. Ltd. (a company incorporated under the laws of the Province of British Columbia), with total purchase price of CAD 10,600,000 (US$7,997,700), which is determined applying the pre-determined annual cash distribution rate and using the discounted cash flow model reflecting the future cash flow prepared as the base model as of transaction date. This purchase price represents majority (approximately 87%) of the total fair value of the project company as of transaction date.

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

One impact of the Hudson Dispute has been the actions taken by Hudson to take over certain entities in our corporate structure, namely, Energy Capital Investment S.à.r.l., Renewable Capital Investment 2 S.L. and its  five consolidated Uruguay special purpose vehicle entities.  See  “Item 3. Key Information—D. Risk Factors — Risks Related to our Business and Industry” for a description of the Hudson Dispute, which remains unresolved.

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

Facilities

Our principal executive offices are located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. We also have eight leased offices in the China, Japan, Greece, Canada, Chile, Uruguay, Bulgaria and the United States. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

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

A Power Generation Business is defined as a power generation business that generates more than 10,000 kW of the maximum connected electricity in total for the use of a retail electricity business, a general power transmission and distribution business, or a specified power transmission and distribution business in its power generation facility which meets the following requirements (i) to (iii) (“Specified Electric Facility for Power Generation”): (i) output capacity is more than 1,000 kW; electricity for the use of a retail electricity business, etc. is more than 50% of the output capacity (or more than 10% if the output capacity is more than 100,000 kW); and (iii) the quantity of electricity for the use of a retail electricity business, etc. is expected to be more than 50% of the quantity of the generated electricity (kWh) (or more than 10% if the output capacity is more than 100,000 kW).

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

•                                          as 21 yen (tax excluded) per kWh over the next 20 years, for those facilities which have been approved by METI (such approvals are applicable only to those facilities with effective grid-connection agreements) during the period from April 1, 2017 to March 31, 2018 for supplying renewable electricity less than 2,000 kW;

•                                          as 18 yen (tax excluded) per kWh over the next 20 years, for those facilities which have been approved by METI (such approvals are applicable only to those facilities with effective grid-connection agreements) during the period from April 1, 2017 to March 31, 2018 for supplying renewable electricity less than 2,000 kW; and

•                                          as the tender price, for those facilities which exceed 500kW during the period from April 1, 2019 to March 31, 2020. For the avoidance of doubt, the procurement price is applicable only to those facilities which put in a winning bid.

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

Furthermore, the FIT Act was revised and the revisions came into force on April 1, 2017. In this regard, if a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs by April 1, 2016, a certification by the Minister of Economy which is certified on or before June 30, 2017 will be automatically terminated on April 1, 2017. If a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs on or before 9 months after the certification, a certification by the Minister of Economy which is certified on or after July 1, 2016 till March 31, 2017, will be automatically terminated 9 months after the certification.

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

Local environmental impact assessment ordinances	Local environmental impact assessment ordinances of some local governments require environmental impact assessment for solar park businesses
Landscape Law	When the targeted lands are located within a landscape planning area.
Local land use regulation ordinances	Typically, when a project intends to change the land use of an area of or greater than 5 ha or something like that.

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

Feed-in-tariff

The 2018 Feed-in-Tariff (Solar) (the “FIT Policy”)

In January 1, 2018, the Chinese government set the new unified national benchmark price for solar PV projects. The NDRC released The 2018 Feed-in-Tariff (Solar) Notice for solar PV projects and it splits the country into three different regions based on its location. It provides a differentiated FIT for each region which would be more proportionate because it is determined by the level of solar radiation in each region. However, since the western regions in China are generally less developed with lower population densities and consequently low energy demands, the installations in those areas were faced with issues related to grid connection, transmission and distribution. The FITs under the FIT Policy are:

(1) RMB0.55 per kWh for regular PV power plants and RMB0.65 per kWh for village-level PV power plants to alleviate poverty. The category -I areas include Ningxia; Haixi of Qinghai Province; Jiayuguan,Wuwei, Zhangye, Jiuquan, Dunhuang and Jinchang of Gansu Province; Hami, Tacheng, Aertai and Kelamayi of Xinjiang Province; Inner Mongolia (other than Chifeng, Tongliao, Xinganmeng and Hulunbuir);

(2) RMB0.65 per kWh for regular PV power plants and RMB0.75 per kWh for Village-Level PV Power Plants. The category -II areas include Beijing; Tianjin; Heilongjiang; Jilin; Liaoning; Sichuan; Yunnan; Chifeng, Tongliao, Xinganmeng and Hulunbuir of Inner Mongolia; Chengde, Zhangjiakou, Tangshan and Qinhuangdao of Hebei Province; Datong, Suzhou and Yizhou of Shanxi Province; Yulin and Yanan of Shannxi Province; places other than the category -I areas in Qinghai, Gansu and Xinjiang; and

(3) RMB0.75 per kWh for regular PV power plants and RMB0.85 per kWh for village-level PV power plants for category -III for areas other than the above.

There was also an additional FIT specifically aimed at improving the market for distributed solar PV projects. For distributed solar PV projects which approved and have achieved commercial operation after January 1, 2018, the policy provides an additional RMB0.37 per kWh FIT for regular solar projects and to alleviate poverty in rural-area the rate will be RMB0.42 per kwh. This additional FIT will generally be for a 20-year period. However, the amount and period of the additional FIT will depend on the project and the specific region.

On May 31, 2018, the National Development and Reform Commission, the Ministry of Finance, and the National Energy Administration jointly issued the Notice on Matters Related to PV Power Generation in 2018, which lowered the solar feed-in-tariff, controlled subsidized utility-scale, and implemented a quota for distributed projects in China, as follows:

(1) Maintain a rational development pace, and optimize the scale of construction of new PV power generation capacity;

(i) On the basis of actual development of the industry, no construction quota will be allocated in 2018 for the construction of ordinary solar power plants. Prior to the issuance of a document from the central government on the start of construction of ordinary PV power stations, local governments may not, in any way, plan the construction of ordinary PV power stations that require subsidies from the central government.

(ii) Regulating the development of distributed PV. The construction scale quota for new distributed PV projects is 10 GW in 2018. Considering the amount of distributed PV already built in 2018, distributed photovoltaic power generation projects connected to the grid on or before May 31 will be included in the scope of nationally recognized scale management, and projects not included in the scope of nationally recognized scale management will be supported by local governments.

(2) Accelerate the withdrawal of subsidies for PV power generation, and reduce the level of subsidies Improve the pricing mechanism for PV power generation, and accelerate the withdrawal of PV feed-in tariff.

(i) Upon the publication of this notice, for solar power plants newly put into operation in resource zones I, II and III, the benchmark FIT will be lowered from RMB0.55 per kWh, RMB0.65 per kWh, and RMB0.75 per kWh in 2017 to RMB0.5 per kWh, RMB0.6 per kWh, and RMB0.7 per kWh (tax included), respectively.

(ii) From the moment of publication of this notice, for projects newly put into operation using a “consume what is produced, and put the remainder on the grid” model, the standard subsidy is reduced by RMB0.05 per kWh, that is, the standard subsidy will be adjusted to RMB0.32 per kWh (tax included). Distributed photovoltaic power generation projects operating an “all generated electricity is put onto the grid” model shall receive the feed-in tariff applicable to PV power plants in the respective resource category area where the project is located. The share of electricity from distributed photovoltaic power generation projects used for own consumption is exempt from charges on electricity, including the charges for various government funds and surcharges, system reserve capacity fees and other fees related to grid connection services.

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

The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MW. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013. On July 30, 2014, the OPA offered 500 new contracts under FIT 3.0. On August 29, 2014, the Minister of Energy directed the OPA to extend the FIT 3.0 procurement period. On December 19, 2014, the extended FIT 3.0 procurement period concluded with the OPA preparing to offer 332 new FIT contracts. FIT 4 was introduced in June 2015 by IESO with a proposed capacity of more than 10 kilowatts and generally up to 500 kW. The IESO received 1,968 applications from October 5, 2015 to December 11, 2015, including 967 net applications for solar (PV) (rooftop) with 193 MW and 614 net applications for solar (PV) non-rooftop with 267 MW. 936 contracts were offered in June 2016. These contracts represented 241.430 MW of power. The procurement target for FIT 4 was 241.438 MW. FIT 5.0 final materials were posted on August 26, 2016. During the FIT 5 application period (November 7 to November 26, 2016), the IESO received 1,127 applications, which represent a total of 397 MW, including 307 net applications for solar (PV) (rooftop) with 80.1 MW and 699 net applications for solar (PV) non- rooftop with 282 MW. The results of the FIT 5 application process, which did not result in the award of any FIT5 contracts to our Canadian division, were announced on September 20, 2017. FIT 6.0 (up to 150 MW of small projects) was cancelled on December 16, 2016.

Large Renewable Procurement I (“LRP I”). The LRP I process began early in 2014 and concluded in April, 2016, with the execution of 454.885 MW of new wind, solar, and waterpower contracts. LRP I consisted of both a Request for Qualifications (RFQ) and a Request for Proposals(RFP) stage. During the LRP I RFQ stage 42 applicants were qualified based on their ability to meet a set of mandatory requirements. The IESO received 103 proposals in response to the LRP I RFP, and executed 16 LRP I Contracts with successful applicants. Ultimately, as a result of a directive from the Ontario government newly elected in June 2018, the contract we granted under the LRP I program was terminated in July 2018,

Large Renewable Procurement II. The second process, LRP II, began with an extensive stakeholder engagement component beginning in late March 2016, and was followed by the launch of the LRP II Request for Qualifications (RFQ) process in July. Then, on September 27, 2016, the Minister of Energy announced the suspension of the LRP II, and the RFQ process was cancelled.

Going forward, because of the move away from what had been government programs intended to encourage renewable energy, Ontario is not expected to issue any further PPAs. We continue to monitor whether the current Ontario government may develop new initiative to utilize renewable energy, as well as possible programs in other provinces, with the most advanced program currently being the Alberta REP. In addition, other initiatives that do not involve the PPA model are also being considered.

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

Development. Subject to certain exemptions, renewable power project developers in the Province of Ontario must obtain a renewable energy approval, or a REA, from Ontario’s Ministry of the Environment Ministry of the Environment, Conservation and Parks (“MOE”) in order to reach commercial operations under the terms and conditions of Ontario PPAs. The REA is a comprehensive approval encompassing environmental, First Nations and municipal matters. The mandated review period is up to six months in duration. The REA application for our LRP project was submitted on January 22, 2018. We did not obtain REA prior to the termination of the LRP contract in July 2018.

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

Bulgarian Regulations

Renewable energy in Bulgaria is subject to extensive regulations governing a wide range of areas including, among others, project approvals, power generation, transmission and distribution, construction, on-grid tariffs and environmental protection:

•                                          The Energy and Water Regulatory Commission, or EWRC, is primarily responsible for: examining and issuing permits for the production of electricity to the power grid; setting incentives; and setting installed capacities and voltage classes in designated areas, determination of the prices in the energy sector.

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

Special Electric Power Generation Permit. Pursuant to the Energy Law, a permit is needed for the production of electricity to the power grid for power plants with capacities equal to or exceeding 5 MW. The permit will only be granted if the applicant: (i) is a company incorporated under the Bulgaria Commercial Law or the laws of a member of European Union; (ii) has property rights over the power plant; and (iii) has technological, financial and operational capacity as specified by a number of regulatory requirements. The maximum initial term of the permit is 35 years and, if the EWRC finds that the applicant’s energy resources and financial situation are stable, can be extended for up to another 35 years.

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

Plant operators shall apply to the power grid operator for connection (art. 23 ERSA). The plant operator shall provide a guarantee of Bulgarian Lev (“BGN”)5,000 per MW of the planned capacity to the power grid operator as an advance payment for the connection costs (art. 23 par. 8 ERSA). The requirements of article 23 of ERSA do not apply to the following solar electricity plants: (i) plants with a total installed capacity of up to 30 kW which are built on the roof or facades of buildings connected to the power distribution network and over the land to them, within urban areas; and (ii) plants with a total installed capacity of up to 200 kW which are built on the roof or facades of industrial or warehouse buildings and connected to the power transportation or power distribution network within urban areas.

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

Balancing Groups. The new Electricity Trading Rules approved by the EWRC promulgated in State Gazette on July 26, 2013, as further amended, established new rules related to balancing supply and demand in the electricity market. The EWRC issues licenses to group coordinators to balance the supply and demand of electricity generated by a group of electricity power producers. Each electricity power producer is required to join a balancing group and coordinate its production schedule with our demands. In case of breaching the given schedule and in case there is excess supply or demand, the group coordinator and respective participants must pay a fee proportional to the excess in accordance with the calculation methodology established by the EWRC.

On-grid Tariff and Incentives. Following changes of the legislation in Bulgaria in 2018 the FIT price support scheme by long term power purchase agreements (PPAs) for PV power plants with installed capacity of 4 and above 4 MW was changed to a premium support scheme.

The FIT price support scheme. The obligation to purchase electricity for PV stations with installed capacity of below 4 MW (Energy act as amended on May 8, 2018) is based on long term purchase agreements, which have a duration of (i) 20 years for electricity produced from geo thermal and solar energy as well as for electricity produced from biomass (ii) 12 years for electricity, produced from wind energy, and (iii) 15 years for electricity produced from waterpower stations with installed power of up to 10 MW as well as for electricity produced from other kinds of renewable sources. (art. 31 par. 2 ERSA). For energy projects put into operation after 31 December 2015, the purchase terms shall be reduced by the time from that date to the date of putting into operation.

The price of the electricity from renewable sources will remain unchanged at the price in force when the power plant is entered into operation during the term of the long-term electricity purchase agreement, unless in the cases under Art, 32, Para. 4 for bio-mass produced electricity. After the expiration of this term, preferential prices are not provided.

The public provider, respectively the end suppliers purchase the generated electricity from renewable sources under the following terms and conditions: (i) at a preferential price for quantities of electricity up to the net specific production for the different renewable energy producers as determined in the relevant decision of EWRC; (ii) at a price determined for the excess of the balancing market for the quantities exceeding the production under item (i). According to amended Energy Law the producers may enter into agreements for sell the electricity quantities under item (ii) on the freely negotiated prices.

The EWRC determines preferential prices for buying electricity produced from renewable sources annually by June 30th, with the exception of the energy produced from waterpower stations with installed power above 10 MW, and whenever its analysis has found a significant change in the price-forming elements.

The on-grid tariffs announced for the PV energy for the period from June 2011 to July 2018 are as follows:

	Announced on
	June 2011	June 2012	Sept 2012	July 2013	July 2014	July 2015		July 2016		July 2017		July 2018
	(BGN/MWh)
Mounted on roofs and facades
<5 kWP	N/A	400.70	381.18	353.97	211.81	228		255.39		271.67		242.13
5 <30 kWp	605.23	400.70	289.96	284.18	203.97	211.71		213.92		231.20		205.99
>30 <200 kWp	596.50	369.08	226.87	211.40	169.12	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)
<1,000 kWp	583.77	316.11	206.34	196.58	144.68	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

Land
<30 kWp	576.5	268.68	193.42	195.44	152.19	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)
<200 kWp	567.41	260.77	188.10	191.13	143.35	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)
<10,000 kWp	485.60	237.05	171.37	176.29	134.03	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)
>10,000 kWp	N/A	236.26	169.85	160.20	131.36	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

(1)           According to amendments of the Energy Law, the electricity produced by renewable sources which have been entered into exploitation after March 6, 2015 shall not be purchased at preferential prices on the basis of long term agreements except for renewable sources projects with total installed capacity not exceeding 30 kW which shall be mounted on roofs and/or facades of buildings located within urbanized territories.

Premium support scheme. According to amendments in the Energy Law (May 8, 2018) and the related regulations in Bulgaria in 2018 the long term power purchase agreements (“PPAs”) concluded by PV stations with installed capacity of 4 and above 4 MW was replaced by premium compensation agreements concluded between each producer and the State Fund “FSES”. Premium agreements have been signed by the end of October 2018, came in force not later than January 1, 2019 and with validity for the term of the signed PPA for the given PV station.

The premium support scheme requires by producers to sell the electricity produced at the free marked in order to receive in addition premium as determined by EWRC. Premiums are determined annually by June 30 as the difference between the preferential prices for producers and estimated market price for electricity for this period.

The EWRC may, if necessary, modify the determined premiums, but not more frequently than once every six months, provided that there is a material change between the estimated market price for the base energy load for that period and the estimated one for the remaining period of the organized stock market.

From July 24, 2015, all energy producers in Bulgaria shall pay monthly contributions in favor of the State Fund “Security of the Electricity System” amounting to 5% of their monthly revenues generated from electricity sold, VAT excluded (art. 36e, par.1 subpar.1 of the Energy Law) and premiums received. State Fund “Security of the Electricity System” is established and its activity is according Energy Law. The Fund is managed by a Management Board with chairmen determined by the Minister of Energy.

On July 1, 2018, the EWRC determined the access fee, which shall be paid to the operator of the transmission electricity grid for electricity produced by solar and wind power plants. This fee amounts to BGN 3,02 per MWh, net of VAT.

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

Environmental Impact Assessment. Investment projects enlisted in Appendix No. 1 to the Environmental Protection Law that may have a significant adverse impact on environment must pass an environmental impact assessment. The Regional Inspectorate of Environment and Waters or the Minister of Environment and Waters may, at their sole discretion, require an environmental impact assessment for the investment projects enlisted in Appendix No 2 to the Environmental Protection Law.

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

•                                          Power Purchase Agreement: A PPA must be signed by and between the owner of the PV station and the operator of the electricity market. Until January 31, 2012, the PPA was entered into by the owner of the PV station and the Hellenic Transmission System Operator (in Greek abbreviation DESMIE S.A.). After Law 4001/2011 came into force, and pursuant to the decisions No 56 and 57/ January 31, 2012 of RAE, from February 1, 2012, the PPA shall be entered into by the owner of the PV station and LAGIE S.A. as the operator of the electricity market was renamed. LAGIE S.A. was renamed in June 2018 to OPERATOR OF RES AND GUARANTEES OF ORIGIN S.A.. By virtue of the PPA, the operator of the electricity market is obliged to buy the energy produced by the PV station. The terms of the PPA are standard and have been defined by Ministerial Decision AY/F1/oik 17149 (BoGG B 1497/6.9.2010). The PPA will define the duration of the PPA, the power purchase price, the method of payment and the settlement of disputes. The PPA is binding for both parties on the date of the signing or on the date of the issuance of the installation license, in case it is required. It starts from the date of the issuance of the operation license or from the successful completion of the testing period of operation, in case the PV park is exempted from the obligation of granting such a license, and will last for 20 years.

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

Construction Approval for Small Scale Solar Parks. Pursuant to the Ministerial Decisions YA 36720 (BoGG B 376/6.9.2010) and YA 40158 (BoGG B 1556/22.9.2010), the local city plan department must issue a construction approval for small- scale works. Such licenses are valid for six months, and may be extended. If any structural parts of the solar parks require the use of concrete, the owner of the PV station will also have to obtain a building permit before beginning construction. Such a permit requires the submission of a civil engineer’s study to the local city plan department. The issuance of such permits usually can be concluded within a few months from the submission.

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

Following an amendment of the relevant legislation by Law 4254/2014, the FIT applied to all the operating PV stations was adjusted as follows (prices are quoted in Euro/MWh) starting from April 1, 2014:

	Connection System
Connection	<100 kW		100 kW<P(1) <500 kW		500 kW<P<1 MW		1MW<P<5 MW		P>5 MW
Period	WOS(2)	WS(3)	No	Yes	No	Yes	No	Yes	No	Yes
Before 2009	—	445	—	390	—	385	—	385	—	385
1st quarter 2009	—	440	—	375	—	365	—	365	—	355
2nd quarter 2009	—	435	—	370	—	345	—	345	—	325
3rd quarter 2009	—	430	—	365	—	325	—	325	—	315
4th quarter 2009	—	425	—	350	—	315	—	300	400	300
1st quarter 2010	—	400	—	335	—	315	—	290	390	280
2nd quarter 2010	—	380	—	315	—	315	400	285	390	270
3rd quarter 2010	—	365	—	295	400	295	380	260	375	255
4th quarter 2010	—	345	395	280	395	280	355	245	360	240
1st quarter 2011	—	335	390	270	375	260	340	235	335	225
2nd quarter 2011	—	320	375	260	365	250	330	225	320	220
3rd quarter 2011	430	305	360	250	360	245	310	215	300	205
4th quarter 2011	405	285	330	230	325	225	290	200	280	190
1st quarter 2012	375	265	305	215	295	205	260	180	260	180
2nd quarter 2012	360	240	280	195	265	185	235	165	230	155
3rd quarter 2012	360	225	265	185	250	175	215	150	210	145
4th quarter 2012	340	215	255	180	240	165	205	145	195	135
1st quarter 2013	285	205	240	170	240	145	195	140	190	130
2nd quarter 2013	270	195	185	160	185	145	185	140	180	130

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

The Feed in Tariff (FIT) compensation method, as described above, applies for PV stations that are in operation on December 31, 2015 or they have signed a PPA until December 31, 2015 and started operating by December 31, 2017. For PV stations that do not fall under the above scope, law 4414/2016 applies which provides for a Feed-in Premium (FIP) calculation method for the compensation of the produced energy and also requires the participation of the PV stations in competitive tender procedures for the signing of a contract with OPERATOR OF RES AND GUARANTEES OF ORIGIN S.A. for the sale of the produced energy.

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

Corporate income tax rate on profits is 29%, 28%, 27%, 26% and 25% for the years ended December 31, 2018, 2019, 2020, 2021, and 2022, respectively. Distributed dividends were subject to a withholding tax rate of 15% in 2018 and decreased to 10% from January 1, 2019. The 10% withholding tax does not apply when dividends are paid to an EU affiliate provided certain conditions of EU Directive 2011/96, as amended by EU Directives 2014/86 and 2015/121, are met, such as the affiliated company has for an uninterrupted period of at least 24 months a minimum holding of 10% in the capital of the distributing company and the dividends are not deductible by the distributing company. The benefit of the exemption from withholding tax is not granted to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the EU Directive, are not genuine having regard to all relevant facts and circumstances. An arrangement or a series of arrangements shall be regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

The Ministry of Environment and Energy issued Ministerial Decisions AΠΕHΛ/Γ/Φ1/οικ. 184898 (BoGG 2861/28.12.2015) and YΠEN/YΠP/32920/9181 (BoGG 4526/21.12.2017), pursuant to which, a 3.6% transitional levy regarding the safety of the supply of electric energy on the sale price of electric energy produced by PV stations was imposed from January 1, 2016 to December 31, 2019. The total revenue from this levy shall not exceed the amount required for the provision of the relevant service for the safety of the supply of electric energy. Any surplus generated at the end of the year shall be reimbursed proportionally to the PV stations.

C.                                    Organizational Structure

The following chart illustrates our principal subsidiaries as of the date of this annual report:

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

All entities 100% owned unless otherwise indicated.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership	Function
Sky Solar Power Ltd.	British Virgin Islands	100%	Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100%(1)	Holding entity
Sky Capital Advisory GmbH	Germany	100%	Holding entity
Moktap Holdings Ltd.	Cyprus	100%(1)	Holding entity
Sky Solar Japan K.K.	Japan	100%	Holding entity
Sky Solar Iberica S.L.	Spain	100%	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	100%	Operating entity engaged in the construction, installation and management of solar parks
Sky Solar Bulgaria Co., EOOD	Bulgaria	100%	Operating entity, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Clean Energy Ltd.	Canada	100%	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Sky Capital America Inc.	USA	100%	Operating entity engaged in the development of solar parks
Sky Renewable Energy Ltd	Canada	100%	Holding entity
Energy Capital Investment II S.à.r.l.	Luxemburg	100%	Holding entity
Renewable Capital Investment 1 S.L	Spain	100%	Holding entity
Renewable Capital Investment 3 S.L	Spain	100%	Holding entity
Sky Solar New Energy Technology (Wuxi) Ltd.	China	100%	Holding entity
Wuxi Tianlian New Energy Development Ltd	China	100%	Operating entity, engaged in development and investment for DG projects in mainland China
Suzhou Tianlian New Energy Ltd	China	100%	Operating entity, engaged in the construction and management of DG projects in mainland China
Suzhou Tianrun New Energy Ltd	China	100%	Operating entity, engaged in the construction and management of DG projects in mainland China
Kunshan Tianlian New Energy Ltd	China	100%	Operating entity, engaged in the construction and management of DG projects in mainland China

(1)                                 100% owned except for one share

*Hudson exercised its purported rights to enforce its share pledge for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguay special purpose vehicle entities were taken over by Hudson on January 24, 2019, and are no longer our subsidiaries as of the date of this annual report. Subject to the outcome of New York litigation, we intend to take action to regain the control of these two companies. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings—Hudson Dispute.”

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

OVERVIEW

We have successfully developed and operated solar parks on a global basis. Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks. As of December 31, 2018, we have developed 328 solar parks with an aggregate capacity of 406.2 MW in ten countries including Japan, the United States, Chile, Canada, China, Bulgaria, Germany, Greece, the Czech Republic, Spain and Uruguay. Under our IPP revenue model, we currently own and operate 211.0 MW of solar parks in Japan, the United States, Canada, China, the Czech Republic and Uruguay.

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

To date our operations have been focused on Japan, China, Canada, the Czech Republic, Chile, Uruguay and the United States. We plan to expand or continue to expand our business operations in Japan, Canada, Uruguay, Chile, the United States and China. We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$65.9 million, US$56.7 million and US$ 64.7 million in 2016, 2017 and 2018, respectively. Our gross profit was US$35.0 million, US$33.5 million and US$34.4 million in 2016, 2017 and 2018, respectively. We recorded gains of US$3.3 million in 2016, losses of US$33.1 million in 2017, and losses of US$22.1 million in 2018. The decrease in revenue from 2016 to 2017 was primarily due to decreased of our solar energy system sales. The increase in revenue from 2017 to 2018 was primarily due to increased capacity of our operating solar parks.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2016 to 2017 and to 2018, our revenue from selling electricity from IPP solar parks grew from US$53.7 million to US$53.6 million and to US$61.4 million, representing 81.4%, 94.5% and 95.0% of our revenue, respectively. The total capacity of our IPP solar parks was 159.8 MW, 196.7 MW and 211.0MW, and the total carrying value of our IPP solar parks was US$271.3 million, US$397.4 million and US$353.1 million, as of December 31, 2016, 2017 and 2018, respectively.

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

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase. In light of these favorable conditions and our improved access to financing since our initial public offering, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks, and will monetize the solar parks when it is necessary to maximize our investment returns. In the years ended December 31, 2016, 2017 and 2018, selling electricity from IPP solar parks was our largest revenue stream, growing from 81.4% in the year ended December 31, 2016, to 94.5% in the year ended December 31, 2017, and further to 95.0% in the year ended December 31, 2018.

Access to adequate financing with competitive interest rates and terms

We require large capital investments to expand our project pipeline. In addition, we may need to finance the payment of outstanding principal, accrued and unpaid interest and make-whole payment amount under the Note Purchase Agreement. Historically, apart from debt and equity financing, including but not limited to bank loans, convertible notes, proceeds from our IPO and cash from our operating activities, we have relied on financing for the construction of large solar parks, including project funding, pre-financing agreements with off-takers and supply-chain financing. Construction costs are funded by our working capital and bank loans. We generally negotiate favorable credit terms with our equipment suppliers or EPC contractors, such that payment is not due until several months following the completion of construction and connection. Following connection, we typically pledge solar park assets and raise debt financing in order to optimize a project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually carries a term of over 15 years.

As an international solar park developer with a strong track record, we have received financing from a number of global financial institutions. See “Item 4. Information on the Company— B. Business Overview—Engineering, Procurement and Construction— Solar Park Project Financing.” Project funding for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as Japan, China, Canada, Czech Republic and the United States. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources. We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

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

In 2016, 2017 and 2018, we derived 14.7%, 0.5%, and 0.3% of our total revenue for the respective periods from selling solar energy systems. We derived our solar energy system sales revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 15.3% of our revenue in 2013. In 2016, 2017 and 2018, we derived US$0.8 million, US$286 thousand and US$324 thousand or 1.2%, 0.5% and 0.4% of our revenue, respectively, from our historical project affiliates. In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow. Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities. As of December 31, 2018, we had a total of 211.0 MW of IPP solar parks in operation with a carrying value of US$353.1 million. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP. In 2016, 2017 and 2018, we derived 81.4%, 94.5% and 95.0% of our revenue from electricity sales from IPP solar parks, respectively. As we grow our IPP business, we will also increase the number of our IPP solar parks. The carrying value of our IPP solar parks was US$271.3 million, US$397.4 million and US$353.1 million as of December 31, 2016, 2017 and 2018, respectively.

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

Our results of operations and profitability may also be affected by our project mix in terms of the geographic locations of our solar parks, as different countries tend to have different regulatory regimes and investment return profiles. We generally expect higher gross margins under both our IPP business and our solar energy system sales business in countries with a high FIT, such as Japan and Canada. In addition, our cost of financing depends on the rates of return on other assets in the respective markets. Investors from countries with high liquidity and low interest rates, such as Japan and the United States, are generally willing to accept single- digit rates of return on our solar parks, which allows us to more easily finance or refinance the development of our solar parks, or to sell our solar parks for higher prices and higher margins.

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

Subsidies for solar parks and spot market electricity tariffs

Our electricity sales from IPP solar parks increased significantly since 2013 when we decided to shift its business model from system sales to the IPP. We first generated a majority of our revenue from selling electricity from our IPP solar parks in the fourth quarter of 2013. In 2016, 2017 and 2018, we derived 81.4%,  94.5% and 95.0 % of our total revenue from electricity sales from our IPP solar parks, respectively. As of December 31, 2018, the total capacities of our IPP solar parks in operation in Japan, China, the Czech Republic, Canada, the United States and Uruguay were 103.9 MW, 1.7 MW, 5.6 MW, 0.3 MW, 27.8 MW and 71.7 MW, respectively. Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed or specially fixed through PPAs or (ii) variable and determined by the spot market. As of December 31, 2018, the percentage of our owned capacity for which the price of electricity was fixed or specially fixed through PPAs was 100% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market specially stated through PPAs was nil. Historically, we have derived our electricity income from markets where electricity is sold through PPAs backed by FIT price support schemes. The price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the PPAs, most of which have a term of 20 years. Legal changes in FIT price support schemes or PPAs are generally only applied prospectively, and consequently do not affect our solar parks in operation for the remaining life of their PPA. Nevertheless, a few jurisdictions, including Bulgaria, Greece and Spain, have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT price support schemes during the contractual term. We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic, Spain, Canada, China, the United States and Uruguay and investment income indirectly through IPP solar parks held by our historical project affiliates in which we have minority equity positions in Bulgaria and Canada.

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

The following table sets forth the metrics for the periods and as of the dates indicated.

	2016	2017	2018
Solar parks connected during the period (MW)(1)(2)	35.9	84.9	18.0
Total IPP solar parks in operation at the end of the period (MW)(3)	159.8	196.7	211.0

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

We disposed of 12 completed IPP solar parks to finance payment to the Silent Partner in March 2019.

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

As of December 31, 2018, we had a total of 211.0 MW of IPP solar parks in operation with a carrying value of US$353.1 million.

We started to derive a majority of revenue from selling electricity from IPP solar parks since the fourth quarter of 2013. Revenue from electricity generation in 2016, 2017 and 2018 was US$53.7 million, US$53.6 million and US$61.4 million, representing 81.4%, 94.5% and 95.0 % of our revenue, respectively.

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

The following table summarizes the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	23.0	20	—	—
Spain	—	—	—	—	0.9	12
North America
Canada	9.2	17	1.6	6	—	—
Asia
Japan	—	—	0.5	6	46.1	5
Total	9.2	17	25.1	32	47.0	17

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	53,658	81.4	53,614	94.5	61,438	95.0
Solar energy system sales	9,711	14.7	285	0.5	198	0.3
Other	2,556	3.9	2,834	5.0	3,033	4.7
Total Revenue	65,925	100.0	56,733	100.0	64,669	100.0

Our operations are located in Japan, Canada, the United States, the Czech Republic, Uruguay and Bulgaria. The table below expresses our revenue from the different regions where we operated.

	Revenue for the year ended December 31,
	2016	2017	2018
	(US$ in thousands)
Japan	37,757	37,887	41,140
Greece	8,748	1,650	1,613
Canada	8,724	382	361
United States	3,797	6,681	4,914
Czech Republic	3,197	3,548	4,103
Uruguay	2,425	5,198	11,268
Bulgaria	871	966	912
Spain	379	421	329
PRC	—	—	29
Germany	27	—	—
	65,925	56,733	64,669

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

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A	10,861	16.5	13,056	23.0	14,079	21.8
Client B	10,504	15.9	11,684	20.6	11,774	18.2
Client C	8,164	12.4	9,912	17.5	10,996	17.0
Client D	7,103	10.8	*	*	10,269	15.9
Total(1)	36,632	55.6	34,562	61.1	47,118	72.9

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

Our largest supplier during 2016, 2017 and 2018 accounted for 39.0%, 22.6% and 34.7% of our total purchase, respectively. Cost of sales attributable to our top five suppliers in 2016, 2017 and 2018 accounted for 76.6%, 70.2% and 81.4% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin depends on a combination of factors, including primarily our revenue model, the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development. Our gross profit margin was 53.1%, 59.1% and 53.2% for 2016, 2017 and 2018, respectively.

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

Impairment loss on IPP solar parks

We recorded an impairment loss of US$2.2 million, US$5.2 million and US$4.5 million on IPP solar parks in 2016, 2017 and 2018, respectively. The impairment loss on IPP solar parks in 2016 was primarily a result of discontinued licenses in South America due to certain project timing and technical issues. The impairment loss on IPP solar parks in 2017 was primarily a result of the discontinuation of several developing licenses in Latin America and the developing permits in North America. The impairment loss on IPP solar parks in 2018 was primary a result of the termination of several of our projects in Japan, Canada and Chile, and the difference between the assets’ carrying amount and fair value of the certain completed project in the United States due to our failure to find a tax partner for the project to obtain certain tax credit benefit.

Provision on receivables and other non-current assets

We recorded provision on receivable and other non-current assets of nil, nil and US$0.6 million in 2016, 2017 and 2018, respectively.

We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$4.5 million, US$3.7 million and US$3.5 million for the year ended December 31, 2016, 2017 and 2018, respectively. We have entered a settlement agreement with China New Era on March 19, 2019, and received the total net US$1.5 million on March 28, 2019. The impairment is the amount of default on payment obligation.

The provision on receivables in 2018 primarily related to the application of expected credit loss model in accordance with IFRS 9.

Selling expenses

Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Other operating income

Other operating income consists of (i) gain on disposal of IPP solar parks, (ii) gain on disposal of subsidiaries, (iii) gain on sale of permits and rights and (iv) others.

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

For the year ended December 31, 2018, we recorded a gain of US$8.5 million from disposal of four IPP solar parks in Japan, a gain of US$18.2 million from selling permits to a company we invested in, and a loss on disposal of two of our Luxemburg subsidiaries of US$1.3 million, namely, GRANSOLAR CUBIERTAS 3, S.L.U (“GSC3”) and GRANSOLAR CUBIERTA 7, S.L.U (“GSC7”) .

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

Investment income

Investment income consists primarily of interest income, disposal of associates and share of profit of associates.

Other losses

Other losses consist primarily of (i) change of financial assets and liabilities with fair value through profit and loss; (ii) hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as financial liabilities at fair value through profit or loss (“FVTPL”); (iii) net foreign exchange gains (losses); and (iv) transaction cost related to FVTPL liabilities.

For the year ended December 31, 2018, we recorded US$22.4 million of other losses, mainly attributable to the change of financial liabilities with fair value through profit and loss.

Finance costs

Finance costs primarily consist of interests on bank and other borrowings.

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

Income tax of Bulgaria, Czech, Hong Kong and Canada is calculated at 10%, 19%, 16.5%, and 25%, respectively, of the estimated assessable profit of our respective subsidiaries for the three years ended December 31, 2018. Income tax rate in Japan is 30%, 27.8% and 27.8% for the three years ended December 31, 2018, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Our effective income tax rates were positive 28.0%, positive 16% and negative 49% in 2016, 2017 and 2018, respectively. We incurred income tax expenses of US$1.3 million in 2016 primarily because of our income before taxation of US$4.6 million in 2016 compared to our loss before taxation of US$2.2 million in 2015. We incurred income tax gain of US$6.5 million in 2017 mainly attributable to our deferred tax income recorded in Japan. We incurred income tax expenses of US$7.3 million in 2018 mainly attributable to our current tax expenses recorded in Japan.

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

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We apply the 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

Identify the contract with the customer

A contract with a customer should meet all the following conditions:

•                        the contract has been approved by the parties to the contract;

•                        each party’s rights in relation to the goods or services to be transferred can be identified;

•                        the payment terms for the goods or services to be transferred can be identified;

•                        the contract has commercial substance; and

•                        it is probable that the consideration to which the entity is entitled to in exchange for the goods or services will be collected.

If a contract with a customer does not yet meet all of the above criteria, the entity will continue to re-assess the contract going forward to determine whether it subsequently meets the above criteria.

If certain conditions are met, a contract modification will be accounted for as a separate contract with the customer. If not, it will be accounted for by modifying the accounting for the current contract with the customer. Whether the latter type of modification is accounted for prospectively or retrospectively depends on whether the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification.

Identify the performance obligations in the contract

At the inception of the contract, the entity should assess the goods or services that have been promised to the customer, and identify as a performance obligation:

•                        a good or service (or bundle of goods or services) that is distinct; or

•                        a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

A series of distinct goods or services is transferred to the customer in the same pattern if both of the following criteria are met:

•                        each distinct good or service in the series that the entity promises to transfer consecutively to the customer would be a performance obligation that is satisfied over time (see below); and

•                        a single method of measuring progress would be used to measure the entity’s progress towards complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

A good or service is distinct if both of the following criteria are met:

•                        the customer can benefit from the good or services on its own or in conjunction with other readily available resources; and

•                        the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Factors for consideration as to whether a promise to transfer goods or services to the customer is not separately identifiable include, but are not limited to:

•                        the entity does provide a significant service of integrating the goods or services with other goods or services promised in the contract;

•                        the goods or services significantly modify or customize other goods or services promised in the contract;

•                        the goods or services are highly interrelated or highly interdependent.

Determine the transaction price

The transaction price is the amount to which an entity expects to be entitled in exchange for the transfer of goods and services. When making this determination, an entity will consider past customary business practices.

Where a contract contains elements of variable consideration, the amount of variable consideration to which it will be entitled under the contract should be estimated. Variable consideration can arise, as a result of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. Variable consideration is also present if an entity’s right to consideration is contingent on the occurrence of a future event.

The uncertainty relating to variable consideration is considered by limiting the amount of variable consideration that can be recognized. Specifically, variable consideration is only included in the transaction price if, and to the extent that, it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved.

Allocate the transaction price to the performance obligations in the contracts

Where a contract has multiple performance obligations, the transaction price should be allocated to the performance obligations in the contract by reference to their relative standalone selling prices. If a standalone selling price is not directly observable, it should be estimated. Methods that might be used are including:

•                        Adjusted market assessment approach

•                        Expected cost plus a margin approach

•                        Residual approach (only permissible in limited circumstances).

Any overall discount compared to the aggregate of standalone selling prices is allocated between performance obligations on a relative standalone selling price basis. In certain circumstances, it may be appropriate to allocate such a discount to some but not all of the performance obligations.

Where consideration is paid in advance or in arrears, whether the contract includes a significant financing arrangement and, if so, adjust for the time value of money should be considered. A practical expedient is available where the interval between transfer of the promised goods or services and payment by the customer is expected to be less than 12 months.

Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized as control is passed, either over time or at a point in time.

Control of an asset is defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. This includes the ability to prevent others from directing the use of and obtaining the benefits from the asset. The benefits related to the asset are the potential cash flows that may be obtained directly or indirectly. These include, but are not limited to:

•                        using the asset to produce goods or provide services;

•                        using the asset to enhance the value of other assets;

•                        using the asset to settle liabilities or to reduce expenses;

•                        selling or exchanging the asset;

•                        pledging the asset to secure a loan; and

•                        holding the asset.

Revenue should be recognized over time if one of the following criteria is met:

•                        the customer simultaneously receives and consumes all of the benefits provided by our performance;

•                        our performance creates or enhances an asset that the customer controls as the asset is created; or

•                        our performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the performance obligation is not satisfied over time, it satisfies it at a point in time. Revenue will therefore be recognized when control is passed at a certain point in time. Factors that may indicate the point in time at which control passes include, but are not limited to:

•                        we have a present right to payment for the asset;

•                        the customer has legal title to the asset;

•                        we have transferred physical possession of the asset;

•                        the customer has the significant risks and rewards related to the ownership of the asset; and

•                        the customer has accepted the asset.

Contract costs

The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover those costs. However, those incremental costs are limited to the costs that the entity would not have incurred if the contract had not been successfully obtained (e.g. ‘success fees’ paid to agents). A practical expedient is available, allowing the incremental costs of obtaining a contract to be expensed if the associated amortization period would be 12 months or less.

Costs incurred to fulfill a contract are recognized as an asset if and only if all of the following criteria are met:

•                        the costs relate directly to a contract (or a specific anticipated contract);

•                        the costs generate  or enhance resources of the entity that will be used in satisfying performance obligations in the future; and

•                        the costs are expected to be recovered.

These include costs such as direct labor, direct materials, and the allocation of overheads that relate directly to the contract.

The asset recognized in respect of the costs to obtain or fulfil a contract is amortized on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Electricity sales income

When we own and operate solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which we hold as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract. The contracts are long-term with fixed prices. We recognize revenue over the life of the contract, based on the volume of electricity delivered each month.

EPC services solar energy system sales - Provision of pipeline plus EPC services

The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

We either apply for the permits required to construct and operate solar parks itself or acquires the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, we sell the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by us at which time control is transferred.

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

Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

•                        the Company has a present right to payment for the asset;

•                        the customer has legal title to the asset;

•                        the Company has transferred physical possession of the asset;

•                        the customer has the significant risks and rewards related to the ownership of the asset; and

•                        the customer has accepted the asset.

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

Contract assets and contract liabilities

A contract asset arises when an entity transfers a good or performs a service in advance of receiving consideration from the customer. A contract asset becomes a receivable once an entity’s right to the consideration becomes unconditional (i.e., except for the passage of time).

A contract liability arises when an entity receives consideration from its customer (or has the unconditional right to receive consideration) in advance of performance.

For contracts that have multiple performance obligations, contract assets and contract liabilities are netted together at the contract level.

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

•                        Physical damage or obsolescence of solar parks; or

•                        Decreases in system efficiency, mainly due to decreased performance of solar panels, PV modules and balance-of- system components, or decreased quality of maintenance services performed.

We had 119, 117 and 129 CGUs as at December 31, 2016, 2017 and 2018, respectively. In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment. The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment. After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million. The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013. The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

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

During the year ended December 31, 2018, 27 CGUs located in Chile, Spain, Japan, Canada and the United States were evaluated for impairment given the primary indicator related to the general adverse and unstable economic and political environment was prevailing in the country, while other CGUs located in China, the Czech Republic, and Uruguay did not show any indicators of impairment. After we performed the impairment tests on these 27 CGUs, we recorded an impairment loss of US$4.5 million on all of these CGUs.

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

When we are committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and we discontinue the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. We discontinue the use of the equity method at the time of disposal when the disposal results in our losing significant influence over the associate or joint venture.

After the disposal takes place, we account for any retained interest in the associate or joint venture in accordance with IFRS 9 unless the retained interest continues to be an associate or a joint venture, in which case we use the equity method (see the accounting policy regarding investments in associates or joint ventures above).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, we review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash- generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Financial instruments

Recognition

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets

We classify the financial assets based on the business model for managing the asset and the asset’s contractual cash flow characteristics. Our financial assets consist of cash and cash equivalents, restricted cash, trade and most other receivables, contract assets, amounts due from related parties, and most other non-current assets.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15 and contract assets, all financial assets are initially measured at fair value adjusted for transaction costs.

Financial assets are classified into the following categories:

•                        amortized cost

•                        fair value through profit or loss (“FVTPL”)

The classification is determined by both:

•                        the entity’s business model for managing the financial asset

•                        the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within other loss, except for impairment of trade and most other receivable, contract assets, most amounts due from related parties and most other non-current assets which is presented within provision on receivables and other non-current assets.

Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as “FVTPL”):

•                        they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•                        the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding After initial recognition, these are measured at amortized cost using the effective interest method.

Discounting is omitted where the effect of discounting is immaterial. Our cash and cash equivalents, restricted cash, trade and most other receivables, most amounts due from related parties and most other non-current assets.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through profit and loss. Further, irrespective of business model financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses — the expected credit loss (“ECL”) model. This replaces IAS 39’s ‘incurred loss model’.

Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortized cost, trade and most other receivables, and contract assets.

Recognition of credit losses is no longer dependent on our first identifying a credit loss event. Instead we consider a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•                        financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (“Stage 1”) and

•                        financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (“Stage 2”).

“Stage 3” would cover financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category.

Previous financial asset impairment under IAS 39

In the prior year, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default. Receivables that were not considered to be individually impaired were reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other shared credit risk characteristics. The impairment loss estimate was then based on recent historical counterparty default rates for each identified group.

Trade receivables and contract assets

We make use of a simplified approach in accounting for trade receivables and contract assets, and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, we use our historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

We assess impairment of trade receivables and contract assets on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Reclassification of financial assets

When, and only when, we change its business model for managing financial assets it must reclassify all affected financial assets.

Derecognition of financial assets

The basic premise for the derecognition model is to determine whether the asset under consideration for derecognition is:

•                        an asset in its entirety or

•                        specifically identified cash flows from an asset (or a group of similar financial assets) or

•                        a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets). or

•                        a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets)

Once the asset under consideration for derecognition has been determined, an assessment is made as to whether the asset has been transferred, and if so, whether the transfer of that asset is subsequently eligible for derecognition.

An asset is transferred if either the entity has transferred the contractual rights to receive the cash flows, or the entity has retained the contractual rights to receive the cash flows from the asset, but has assumed a contractual obligation to pass those cash flows on under an arrangement that meets the following three conditions:

•                        the entity has no obligation to pay amounts to the eventual recipient unless it collects equivalent amounts on the original asset

•                        the entity is prohibited from selling or pledging the original asset (other than as security to the eventual recipient),

•                        the entity has an obligation to remit those cash flows without material delay

Once an entity has determined that the asset has been transferred, it then determines whether or not it has transferred substantially all of the risks and rewards of ownership of the asset. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been retained, derecognition of the asset is precluded.

If the entity has neither retained nor transferred substantially all of the risks and rewards of the asset, then the entity must assess whether it has relinquished control of the asset or not. If the entity does not control the asset then derecognition is appropriate; however if the entity has retained control of the asset, then the entity continues to recognize the asset to the extent to which it has a continuing involvement in the asset.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by us are recognized at the proceeds received, net of direct issue costs.

All equity investments are to be measured at fair value in the statement of financial position, with value changes recognized in profit or loss, except for those equity investments for which the entity has elected to present value changes in other comprehensive income. There is no cost exception for unquoted equities.

Financial liabilities

As the accounting for financial liabilities remains largely the same under IFRS 9 compared to IAS 39, our financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

Financial liabilities of amortized cost

All financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss(FVTPL).

Other financial liabilities (including trade and other payables, amounts due to related parties, borrowings, amounts due to Sky Solar Holdings) are subsequently measured at amortized cost using the effective interest method.

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

Financial liabilities at fair value through profit or loss (“FVTPL”)

Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied.

An option is to designate a financial liability as measured at FVTPL if:

•                        doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or

•                        the liability is part or a group of financial liabilities or financial assets and financial liabilities that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about us is provided internally on that basis to the entity’s key management personnel.

A financial liability which does not meet any of these criteria may still be designated as measured at FVTPL when it contains one or more embedded derivatives that sufficiently modify the cash flows of the liability and are not clearly closely related.

Gains and losses on financial liabilities designated as at FVTPL are required to be split into the amount of change in fair value attributable to changes in credit risk of the liability, presented in other comprehensive income, and the remaining amount presented in profit or loss. The recognition of the full amount of change in the fair value in profit or loss is allowed only if the presentation of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. That determination is made at initial recognition and is not reassessed.

Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss, the entity may only transfer the cumulative gain or loss within equity.

Reclassification of financial liabilities

After initial recognition, the financial liability cannot be reclassified.

Derecognition of financial liabilities

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged or cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For a discussion on our internal control over financial reporting, please see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.”

A.            Operating Results

Results of Operations

The following table sets forth our results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue for the respective periods. Our historical results presented below are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	788	1.2	286	0.5	324	0.5
Non-related Parties	65,137	98.8	56,447	99.5	64,345	99.5
Total revenue	65,925	100.0	56,733	100	64,669	100.0
Cost of sales and services	(30,911)	(46.9)	(23,201)	(40.9)	(30,262)	(46.8)
Gross profit	35,014	53.1	33,532	59.1	34,407	53.2
Impairment loss on IPP solar parks	(2,151)	(3.3)	(5,221)	(9.2)	(4,541)	(7.0)
Provision on receivables and other non-current assets	—	—	—	—	(626)	(1.0)
Selling expenses	(882)	(1.3)	(554)	(1.0)	(2,610)	(4.0)
Administrative expenses	(29,744)	(45.1)	(25,110)	(44.3)	(27,948)	(43.2)
Other operating income	13,163	20.0	2,068	3.6	25,630	39.6
Reversal of provision for other taxes	—	—	—	—	—	—
Profit from operations	15,400	23.4	4,715	8.3	24,312	37.6
Investment gains	498	0.8	7,891	13.9	580	0.9
Other losses	(4,971)	(7.5)	(39,986)	(70.5)	(22,397)	(34.6)
Finance costs	(6,368)	(9.7)	(12,200)	(21.5)	(17,330)	(26.8)
(Loss) profit before taxation	4,559	6.9	(39,580)	(69.8)	(14,835)	(22.9)
Income tax (expense) credit	(1,277)	(1.9)	6,530	11.5	(7,285)	(11.3)
(Loss) profit for the year	3,282	5.0	(33,050)	(58.3)	(22,120)	(34.2)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(57)	(0.1)	5,579	9.8	(3,190)	(4.9)
Share of other comprehensive income of associates	136	0.2	—	—	—	—
Fair value loss arising from cash flow hedges	(446)	(0.7)	—	—	—	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	1,126	1.7	—	—	—	—
Total comprehensive (loss)income for the year	4,041	6.1	(27,471)	(48.4)	(25,310)	(39.1)

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	53,658	81.4	53,614	94.5	61,438	95.0
Solar energy system sales	9,711	14.7	285	0.5	198	0.3
Other(2)	2,556	3.9	2,834	5.0	3,033	4.7
Total Revenue	65,925	100.0	56,733	100.0	64,669	100.0

(1)                         Represents revenue from selling electricity from IPP solar parks.

(2)                         Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Our total revenue increased by 14.0% from US$56.7 million in 2017 to US$64.7 million in 2018, primarily as a result of an increase in revenue from our electricity generation income.

•                  Revenue from selling electricity from IPP solar parks. Our revenue from selling electricity from IPP solar parks increased from US$53.6 million in 2017 to US$61.4 million in 2018, primarily due to the increase in electricity sales income in Japan and Uruguay.

•                  Revenue from solar energy system sales. Our revenue from solar energy system sales decreased by 30.5% from US$0.3 million in 2017 to US$0.2 million in 2018, primarily due to the decrease in construction services in Canada.

•                  Other revenue. Our other revenue increased by 7.0% from US$2.8 million in 2017 to US$3.0 million in 2018, primarily because of the increase in our O&M service business in Europe.

Cost of sales and services. Our cost of sales and services increased by 30.4% from US$23.2 million in 2017 to US$30.3 million in 2018, primarily due to increase in the sales of electricity from IPP solar parks in Japan and Uruguay.

Gross profit. Our gross profit increased by 2.6% from US$33.5 million in 2017 to US$34.4 million in 2018, while our gross profit margin decreased from 59.1% in 2017 to 53.2% in 2018, primarily due to an increase in cost for selling electricity from IPP solar parks, in particular in Latin America.

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks decreased by 13.0% from US$5.2 million in 2017 to US$4.5 million in 2018. The impairment loss on IPP solar parks in 2018 was primary a result of the termination of several of our projects in Japan, Canada and Chile, and the difference between the assets’ carrying amount and fair value of the certain completed project in the United States due to our failure to find a tax partner for our project to obtain certain tax credit benefit.

Selling expenses. Our selling expenses increased by 371.1% from US$0.6 million in 2017 to US$2.6 million in 2018 primarily attributable to the reclassification of human resources expenses in Canada. Selling expense as a percentage of revenue increased from 1.0% in 2017 to 4.0% in 2018.

Administrative expenses. Our administrative expenses increased from US$25.1 million in 2017 to US$27.9 million in 2018, primarily due to the resource reallocation, and the increase of professional fees related to financing in core markets.  Administrative expenses as a percentage of revenue decreased from 44.3% in 2017 to 43.2% in 2018 due to the increase in revenue.

Other operating income. Our other operating income increased from US$2.1 million in 2017 to US$25.6 million in 2018. The other operating income in 2016 was primarily due to the gain on disposal of interest in solar parks in Canada and Japan. The other operating income in 2017 was primarily due to the gain on disposal of interest in subsidiaries in Greece and Canada in 2017, which was US$1.9 million. The other operating income in 2018 was primary due to disposal of 4 IPP solar parks with a profit of US$8.5 million and sale of permit to the company we invested in with a profit of US$18.2 million.

Investment income. Our investment income decreased from US$7.9 million in 2017 to US$0.6 million in 2018, primarily due to the disposal of interest in associates in Japan in 2017.

Other losses. Our other losses decreased by 44.0% from US$40.0 million in 2017 to US$22.4 million in 2018, primarily because of the fair value changes of financial liabilities relating to the Silent Partner’s demand to make adjustments to Silent Partnership Assets distribution percentage to receive a accumulative 15% IRR in 2017. See “Item 4. Information on the Company — B. Business Overview — Featured Countries — Japan — Japan Silent Partnership.”

Finance costs. Our finance costs increased from US$12.2 million in 2017 to US$17.3 million in 2018, due to our increased use of loans leading to increased outstanding borrowing balance.

Income tax (expense) credit. We incurred income tax expense of US$7.3 million in 2018, compared to income tax credit of US$6.5 million in 2017, primarily because of our increasing operating profit in Japan.

(Loss) profit for the year. As a result of the foregoing, we recorded a loss of US$22.1 million for 2018, compared to a loss of US$33.1 million for 2017.

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

B.            Liquidity and Capital Resources Cash Flow and Working Capital

Our principal sources of liquidity to date have been cash  through debt and equity financing, including but not limited to bank and shareholder loans, convertible notes, shareholder contribution, proceeds from our IPO and cash from our operating activities. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

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

As of December 31, 2018, we had cash of US$43.8 million, restricted cash of US$44.2 million which represented deposits placed in banks for the purpose of securing current portion of project financing as well as bidding for potential project permits, US$49.7 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$207.1 million in long-term bank borrowings (excluding the current portion). Other than as described in “Item 7. Major shareholders and related party transactions-B. Related party transactions-Loans from and to affiliates”, as of December 31, 2018, there was US$130.3 million other current liability, which represents the liability under the Silent Partnership agreement and the current portion of Note Purchase Agreement with Hudson.

As of December 31, 2018, our current liabilities of US$224.3 million, which included US$121.9 million other current liability due on April 1,2019, according to the settlement agreement with the silent partnership in Japan, exceeded our current assets by approximately US$49.6 million. In December, 2018, SSJ and Sky international Enterprise Group Ltd. have entered into a TK Interest Agreement amounting to JPY 15.4 billion (US$140.1 million) with Silent Partner and Silent Partner withdraw the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY 2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Agreement, we made an additional JPY 13.4 billion (US$121 million) to purchase TK interest pursuant to TK Interest Agreement on March 29,  2019, with a combination of (i) the proceeds in the aggregate of JPY9.4 billion (US$85.7 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY2.8 billion (US$25.5 million) under a loan from a third party in Japan. In addition to the current liabilities of US$224.3 million as of December 31, 2018, we committed to capital expenditure of US$30.9 million relating to the construction of solar parks contracted but not provided for in the consolidated financial statements as of December 31, 2018. Furthermore, Hudson accelerated the debt collection by sending a notice dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. See  “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Depending upon the potential resolution of the Hudson Dispute and the related actions and proceedings, we may need to seek additional sources of liquidity. Our principal sources of liquidity to date have been debt and equity financing from third parties and our affiliates, including proceeds from bank loans, shareholder loans and shareholder contributions, convertible notes offering, and our IPO, as well as cash from our operating activities. To the extent we fail to obtain financing on the terms we may have to dispose of operating IPP solar parks. We have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, following project connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize the project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually has a term of over 15 years and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. We believe that our current operating IPP solar parks and projects under construction are highly liquid assets that can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due for the next 12 months. Based on these factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Net cash from (used in) operating activities	(42,554)	(1,409)	28,377
Net cash used in investing activities	(58,122)	(50,802)	(2,798)
Net cash generated from (used in) financing activities	89,972	80,258	(26,824)
Net increase (decrease) in cash and cash equivalents	(10,704)	28,047	(1,245)
Cash and cash equivalents at beginning of the year	26,272	12,518	46,084
Effects of exchange rate changes on the balance of cash held in foreign currencies	867	5,519	(880)
Cash and cash equivalents classified as held for sale	(3,917)	—	(128)
Cash and cash equivalents at end of the year	12,518	46,084	43,831

Operating Activities

Our net cash generated from operating activities in 2018 was US$28.4 million, which was mainly attributable to loss before taxation of US$14.8 million, a net increase in the working capital of US$8.3 million and income taxes paid of US$5.8 million, partially offset by adjustments of US$40.8 million. The net increase in the working capital was primarily attributable to decrease in trade and other receivables of US$13.8 million, decrease in trade and other payables of US$4.6 million and increase in contract assets of US$0.7. The decrease in trade and other receivables was primarily due to the decrease of deposits and prepayments. The decrease in trade and other payables was primarily due to the decrease of EPC construction payables. The adjustments were primarily attributable to fair value changes on other current and non-current liability of US$25.6 million, a gain on disposal IPP solar parks of US$26.7 million, and depreciation of IPP solar park of US$19.4 million.

Our net cash used in operating activities in 2017 was US$1.4 million, which was mainly attributable to loss before taxation of US$39.6 million, a net decrease in the working capital of US$21.1 million and income taxes paid of US$9.5 million, partially offset by adjustments of US$65.6 million. The net decrease in the working capital of US$21.1 million was primarily attributable to an increase in amounts due from related parties of US$10.4 million, a decrease in amounts due to related parties of US$5.9 million, both which was primarily related to the transactions and fund transfers between us and certain entities controlled by Mr. Su as disclosed elsewhere in this annual report under “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su.”, and an increase in trade and other receivables of US$4.5 million. The adjustments of US$65.6 were primarily attributable to fair value changes on other non-current liability of negative US$39.1 million, which was primarily related to the Silent Partner demanding to make certain adjustment to percentage of distribution to enjoy 15% cumulative IRR under our silent partnership agreement as disclosed elsewhere in this annual report under “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership.”, a depreciation of IPP solar parks of US$14.3 million and finance costs of US$12.2 million.

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

Investment Activities

Our net cash used in investing activities in 2018 was US$2.8 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$41.2 million, as a result of our construction of solar parks in Japan, and (ii) placement of restricted cash of US$44.2 million. This cash outflow was primarily offset by (i) withdrawal of restricted cash of US$40.7 million, and (ii) disposal of IPP solar parks of US$46.2 million.

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

Financing Activities

Our net cash used in financing activities in 2018 was US$26.8 million. This cash inflow was primarily attributable to (i) repayment of bank borrowings of US$13.4 million, and (ii) repayment of other borrowings of US$20.2 million. This cash inflow was primarily offset by (i) proceeds from other borrowings of US$29.3 million, (ii) proceeds from banking borrowings of US$11.5 million.

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

Capital Expenditures

Our capital expenditures amounted to US$45.5 million, US$93.3 million and US$41.2 million for 2016, 2017 and 2018, respectively. Our capital expenditure in 2016, 2017 and 2018 related primarily to our investment in solar parks under the IPP model.

Recent Accounting Pronouncements

We have not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 16	Leases (1)
IFRS 17	Insurance Contracts (2)
Amendments to IFRS 9	Prepayment Features with Negative Compensation (3)
Amendments to IAS 28	Long-term interests in Associates and Joint Ventures (3
Amendments to IFRS 3	Business Combinations (4)
Amendments to IFRS 11	Joint Arrangements (3)
Amendments to IAS 12	Income Taxes (3)
Amendments to IAS 23	Borrowing Costs (3)
Amendments to IAS 19 Employee Benefits	Plan Amendment, Curtailment or Settlement (5)
IFRS 10 Consolidated Financial and Statements and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (5)
IFRIC 23	Uncertainty over Income Tax Treatments (6)

(1)                            Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(2)                            Effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

(3)                            Amendments are effective from January 1, 2019, with earlier application permitted.

(4)                               The amendments made during the 2015—2017 cycle are effective from January 1, 2019, with earlier application permitted. Amendments made on October 22, 2018 are effective on or after January 1, 2020, with earlier application is permitted.

(5)                          Effective for annual periods beginning on or after a date to be determined.

(6)                            Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

We have not early adopted these new amendments to standards in the preparation of the consolidated financial statements. The management of the Group anticipates that the application of these new and revised standards, amendments to standards will have no material impact on the results and the financial position of the Group, except for potentially IFRS 16.

IFRS 16 Lease

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

The application of IFRS 16 in the future may have impact on lease accounting made in our consolidated financial statements. We apply IFRS 16 to its leases as lessee retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application by modified retrospective approach . We are required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. The lease liability is measured based on the remaining lease payments discounted using the incremental borrowing rate as of the date of initial application. The carrying amount of the right-of-use asset is an amount equal to the carrying amount of the lease liability on the date of initial application as there are no prepayments or accrual items. As of December 31, 2018, we have lease commitments of US$47.8 million for future minimum lease payments under non-cancellable operating leases and the application of IFRS 16 in the future may have material impact on the consolidated financial statement of us. The potential effect of IFRS 16 adoption as at 1 January, 2019 is approximately US$35.6 million of assets and liabilities respectively.

C.                                    Research, Development and Intellectual Property

Research and Development

We intend to continue to focus our research and development efforts on designing and improving utility-scale solar system and distributed solar system with higher conversion efficiency, better reliability, other qualities as well as lower production costs. Our major developing projects are as follows:

Utility-scale solar system. We intend to continuously improve the conversion efficiency of the systems by utilizing cutting-edge solar cells including PERC technology, half-cell technology, Bi-facial cell technology and N-type cell technology.

Distributed solar system. We intend to enhance system resiliency by deploying energy storage and auxiliary generation.

Operation and Maintenance  Techniques. We intend to develop enhanced techniques to be applied in the operation and maintenance of solar systems, focusing on in-line diagnostics which uses real time to data for conditional based maintenances.

Patents and Trademarks

For information about the agreements under which we are licensed to use our trademarks, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreements.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	30,872	—	—	—	30,872
Lease commitment	3,240	3,011	9,033	32,495	47,779
Borrowings	49,700	21,677	65,031	199,038	335,446
Other current and non-current liabilities	131,655	8,497	25,431	107,159	272,742
Total	215,467	33,185	99,495	338,692	686,839

G.                                   Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Senior Management	Age	Position/Title
Dr. Hao Wu	53	Chairman of the Board of Directors and principal executive officer
Weili Su	51	Director
Xiaoguang Duan	63	Director
Xinhua Yu	45	Director
Benjamin (Binjie) Duan	33	Director
Naiwei Chen	62	Independent Director
Qiang Zhan	58	Independent Director
Xuelong Pei	49	Independent Director
Peter (Ping) Liu	52	Managing Director for the North American Region
Rui Chen	42	Representative Director of Sky Solar Japan
Wen Qian	36	President for mainland China
Julie (Liwei) Zhu	35	Acting Chief Financial Officer

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

Xiaoguang Duan. Mr. Duan has been our director since May 2011 and has been member of our management committee since June 2017. Mr. Duan primarily has taken part in the reconstruction and stock issuance of companies such as Ningbo Huanlian and Shanghai Shenergy. From May 1994 to November 2007, Mr. Duan was director and vice president of Shenzhen Huayuan Limited Company, a Shenzhen-listed company. He was engaged in the establishment of Shengzhen Hengfeng Shidai Investment Limited Company and served as managing director from November 1997 to December 2003. He has been involved in the equity- linked investment of pre-IPO companies, and successfully took part in the reformation and floatation of Qinghai Gelatin Co. Ltd., Tongcheng Group, Leaguer Stock Co., Ltd. and Kweichow Moutai Co., Ltd., each of which is listed on the Shenzhen Stock Exchange. Mr. Duan founded Jolmo Capital Management Ltd., which initiated and managed RMB3,000,000,000, primarily invested in businesses in Jiangsu and Guangdong Province, including seven PV companies. From September 1986 to July 1987, Mr. Duan was a lecturer at John Hopkins University and studied China-US economics and politics. Since October 1991, he has been a director of Shanghai Economic Development Institute, and serves as the “Shanghai Economy” Producer. Mr. Duan graduated from Anhui University with a bachelor’s degree in 1979. He was awarded a Master of Philosophy by the University of Nanjing in July 1985.

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

Benjamin (Binjie) Duan. Mr. Duan has been served as a director of IDG Capital focusing on M&A and cross border investment since April 2015. Prior to joining IDG Capital, Mr. Duan was a manager of PricewaterhouseCoopers Consultants Ltd. focusing on M&A transaction services from October 2011 to March 2015. Prior to that, he was a senior associate of PricewaterhouseCoopers Zhong Tian CPAs engaged in audit service in manufacturing, new energy and logistics industries from September 2008 to September 2011. Mr. Duan received a bachelor’s degree in international business and trade from Central University of Finance and Economics in June 2008 and a bachelor’s degree in international finance and risk management from Victoria University in June 2008.

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

Julie (Liwei) Zhu. Ms. Zhu has been appointed the acting chief financial officer since January 2019. Julie Zhu joined Sky Solar from January 2016 as financial controller, taking responsibilities for annual reports, taxation and corporate financial accountings. Before that, she worked as an auditor at Deloitte Touche Tohmatsu (Shanghai) from September 2010, serving mostly in energy industry. She is a professional accountant, having been a full member of Certified Public Accountant Australia since 2014 and the China Institute of Certified Public Accountant since 2017. She obtained her  a bachelor of financial management by Fudan University in June 2006 and her master degree of Accounting from Macquarie University in Australia in November 2009.

B.                                    Compensation

Directors and Senior Management

In 2018, the aggregate cash compensation to all of our directors and our senior management was US$2,553 million and the aggregate total compensation to all of our directors and our executive officers was US$1,236 million.

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

Option / Restricted Share Awards

As of March 31, 2019, no options to purchase ordinary shares and no restricted shares are outstanding.

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

Compensation Committee

Our compensation committee consists of Dr. Hao Wu, Mr. Xuelong Pei and Mr. Xinhua Yu. Dr. Hao Wu is the chairman of our compensation committee. Mr. Xuelong Pei satisfies the “independence” requirement of the NASDAQ Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Management Committee

Our management committee consists of Dr. Hao Wu, Mr. Xinhua Yu and Mr. Xiaoguang Duan. The management committee is responsible for, among other things:

•                                          searching for candidates to be appointed as chief executive officer of the Company and the other positions; and

•                                          assuming administrative, supervisory, executive and managerial functions, including all functions of chief executive officer and other functions delegated by the board of directors from time to time.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. At each annual general meeting of our company, one-third of the directors at that time, or, if their number is not three or a multiple of three, then the number nearest to, but not greater than, one-third, shall retire from office by rotation, provided that the chairman of the board shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re- election at the annual general meeting. A director may be removed from office by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Our directors are divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting. The two Class I directors have been elected for a term expiring on the date of our 2021 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The three Class II directors have been elected for a term expiring on the date of our 2019 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The three Class III directors have been elected for a term expiring on the date of our 2020 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Mr. Weili Su	Mr. Naiwei Chen	Mr. Benjamin (Binjie) Duan
Dr. Hao Wu	Mr. Xinhua Yu	Mr. Xiaoguang Duan
	Mr. Qiang Zhan	Mr. Xuelong Pei

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had a total of 164 employees, 161 employees and 144 employees, respectively. The decrease in number of employees in 2018 was primarily due to the changes in our management team and our strategic adjustments. As of December 31, 2018, we had 34 employees in Europe, 60 employees in Japan, 25 employees in China and 25 employees in the Americas. The following table sets forth the number of our employees for each of the major functions as of December 31, 2018:

Number of employees
Permit Development	15
Engineering, Procurement and Construction Management	47
Operations and Maintenance	23
Management and administrative	59
Total	144

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2019, unless otherwise indicated, of:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2019, unless otherwise indicated, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)
Directors and Senior Management:
Dr. Hao Wu	—	—
Weili Su(2)	109,688,110	26.1
Xiaoguang Duan	—	—
Xinhua Yu	—	—
Benjamin (Binjie) Duan	—	—
Peter (Ping) Liu	*	*
Rui Chen	*	*
Wen Qian	—	—
Julie (Liwei) Zhu	—	—
All directors and executive officers as a group	116,088,000	27.7
Major Shareholders
Flash Bright Power Ltd. (2)	109,688,110	26.1
IDG-ACCEL China Capital Entities(3)	101,949,906	24.3
Bin Chen(4)	38,819,844	9.3
Sunpeak Universal Holdings(4)	29,519,844	7.0
Japan NK Investment K.K.(5)	152,107,954	36.3

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

(2)                                 Represents (i) 2,600,006 ordinary shares and (ii) 107,088,104 ordinary shares in the form of ADSs held by Flash Bright Power Ltd. Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by the trust of Mr. Su. The registered address of Flash Bright Power Ltd. is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Su holds a 100% interest in Flash Bright Power Ltd. Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019, Mr. Su entered into a Stock Purchase Agreement in March 2019 where he agreed to sell 107,088,104 ordinary shares of our company in the form of ADSs and 2,600,006 ordinary shares. As of the date of this report, the transfer had not been completed, and there may be uncertainties around the transfer by Flash Bright under the stock purchase agreement in light of the order of attachment with respect to the HKIAC Award. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

(3)                                 Represents 97,453,914 issued and outstanding ordinary shares held by IDG-ACCEL China Capital L.P., a Cayman Islands exempted limited partnership, and 4,495,992 held by IDG-ACCEL China Capital Investors L.P., a Cayman Islands exempted limited partnership. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of ordinary shares beneficially owned by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of ordinary shares beneficially owned by IDG-Accel China Capital GP Associates Ltd. The registered address of both IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(4)                                 Represents (i) 29,519,844 issued and outstanding ordinary shares held by Sunpeak Universal Holdings, Inc. and (ii) 9,300,000 issued and outstanding ordinary shares held by Rihuaxing Limited. The registered address of Sunpeak Universal Holdings, Inc. is 1825 South Grant Street, Suite 240, San Mateo, CA 94402. The registered address of Rihuaxing Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019, Mr. Bin Chen is the ultimate beneficial owner of both Sunpeak Universal Holdings, Inc. and Rihuaxing Limited, in March 2019, Mr. Bin Chen entered into a Stock Purchase Agreement where he agreed to sell 29,519,844 and 9,300,000 ordinary shares of our company held by Sunpeak Universal Holdings, Inc. and Rihuaxing Limited, respectively. This transaction had not been closed as of the date of this annual report.

(5)                                 Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019, Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc., and Bright Reality Investment Limited entered into a Stock Purchase Agreement in March 2019 where Japan NK Investment K.K. agreed to purchase 107,088,104 ordinary shares of our company in the form of ADSs and 2,600,006 ordinary shares from Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc., and Bright Reality Investment Limited. As of the date of this report, the transfer had not been completed.

As of the date of this annual report, none of our shareholders have different voting rights from other shareholders, Except for the transaction contemplated by the stock purchase agreement between Flash Bright, Rihuaxing Limited, Sunpeak Universal Holdings, Inc., Bright Reality Investment Limited and Japan NK Investment K.K. dated March 1, 2019, and the order of attachment in connection with the HKIAC Award as described in “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price” and “—Certain recent events may make it difficult to judge our future prospects and results of operations”, we are not  aware of any arrangement the operation of which may at a subsequent date result in a change in control of our company.

B.                                    RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2018.

Transactions with Certain Affiliates and Shareholders

Transactions with RisenSky Solar and its subsidiaries

We provided EPC and O&M services with an aggregate revenue of US$0.3 million in 2018 to RisenSky Solar S.a r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar.

Transactions with Sky Global Solar S.A.

We provided O&M services with an aggregate revenue of US$9 thousand in 2018 to Sky Global Solar S.A., a company in which Mr. Su held 40% equity interests as at December 31, 2017 and 2018.

Transactions with Weili Su

On September 19, 2017, we entered into a settlement agreement with Mr. Su to resolve all potential claims by us against Mr. Su and certain entities controlled by him concerning certain fund transfers, which were not approved by the board or the audit committee and which lacked insufficient documentary support, as well as all potential claims that Mr. Su and such entities may have against us in connection with Mr. Su’s employment at our company. Under this agreement, various debt assignment agreements signed among our company, certain third parties, and certain entities controlled by Mr. Su in April 2017 were deemed to have no effect and be rescinded immediately; and Mr. Su agreed to pay back to our company approximately US$14.9 million, which amount was repaid in February 2019.

Loans from and to Affiliates

The following table includes loans from our affiliates in 2018. These loans are for our corporate and working capital purposes:

	Largest amount outstanding during 2018	Outstanding balance as of December 31, 2018
	(US$ in thousands)	(US$ in thousands)
Sky Solar New Energy	150	150
Beijing Sky Solar Investment Management Co., Ltd.(1)	61	61

(1)                                 The entity was controlled by Mr. Su as at December 31, 2016, 2017 and 2018

The following table includes loans to our affiliates in 2018. These loans are for the general corporate and working capital purposes of these affiliates:

	Largest amount outstanding during 2018	Outstanding balance as of December 31, 2018
	(US$ in thousands)	(US$ in thousands)
China New Era(1)	3,508	3,508
RisenSky Solar and its subsidiaries(2)	5,050	5,050
8180792 Canada Inc.(3)	6	6

(1)                                 These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum, which mainly comprise the loans or advances to our affiliates under non-trade nature. Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain of our key management acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an associate of Sky Solar Holdings and considered as our related party. Included in the balance amount due from China New Era as of December 31, 2017, an allowance for doubtful debt of US$2.2 million is provided for receivables for which they have defaulted on payment obligation.

(2)                                 In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a r.l. (“RisenSky Solar”). We are able to exercise significant influence over RisenSky Solar through our 30% ownership interest and participation on the board. RisenSky is therefore classified as our associate.

(3)                                 Sky Solar (Canada) FIT 1 Limited Partnership is controlled by 1088526 B. C. Ltd.

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

Legal Proceedings

From time to time, we are subject to certain legal and administrative proceedings, including claims regarding intellectual property rights, business contracts, employment and other matters. It is possible that an unfavorable resolution of one or more of such proceedings could materially and adversely affect our future operating results or financial position in a particular period.

Class Action

On July 16, 2017, a putative securities class action captioned Barilli et al. v. Sky Solar Holdings, Ltd., et al. was filed in the United States District Court for the Southern District of New York. Plaintiffs allege that our prospectus filed in the initial public offering (“IPO”) in 2014 on the Nasdaq Stock Market misrepresented a number of subjects, including (i) the background of its former chief executive officer, Mr. Su; (ii) Sky Solar’s internal controls regarding related party transactions; (iii) a fraud committed against a Spanish subsidiary of a predecessor company in 2010; (iv) the state of the Chilean and Japanese solar markets; (v) Sky Solar’s access to financing; and (vi) Sky Solar’s business history, geographic reach, and prospects for future growth. In addition, Plaintiffs allege that since the IPO, we have made misrepresentations concerning Mr. Su’s credentials and our internal controls. Plaintiffs seek to represent a class of investors who claim to have suffered losses as a result of their trading of our ADSs acquired from November 13, 2014 to June 12, 2017. Plaintiffs assert federal securities law claims under the Securities Act of 1933 and the Securities Exchange Act of 1934, and seek unspecified money damages. On February 16, 2018, the plaintiffs filed their second amended complaint. We filed a motion to dismiss the second amended complaint on April 20, 2018. The motion is currently pending before the court. Additional information concerning this action is publicly available in court filings under the docket number 17 Civ 4572 (S.D.N.Y.) (Swain, J.).

The action remains at its preliminary stages. We have engaged a U.S. firm as legal counsel and intend to defend this action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which  could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

Japan Silent Partnership

On June 25, 2018, the Silent Partner filed a lawsuit against SSJ, which alleged that there were significant differences in the understandings of the silent partnership and purported to seek certain damages. In December 2018, SSJ and Sky International Enterprise Group Ltd. entered into the TK Interest Agreement with the Silent Partner and the Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY 2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Agreement, and an additional JPY 13.4 billion (US$121 million) had been paid on March 29, 2019, at which time the Silent Partner’s entire interest under the silent partnership agreement was transferred to us.

Hudson Dispute

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred, including (i) a failure to provide a pledge of the equity interests in three entities relevant to the Sunpeak Projects, (ii) the making of unauthorized inter-corporate loans, and (iii) a failure to provide certain information relating to projects developed or acquired with funds provided by Hudson. Hudson also sent a notice of acceleration dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest  and make-whole payment amount thereof, were immediately due. We dispute that amount is due. On January 22, 2019, Hudson sent a demand on guaranty to us and certain of our subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015. Hudson also initiated proceedings in some of the jurisdictions where our company and subsidiaries are located to enforce Hudson’s collateral under the Note Purchase Agreement. Hudson exercised its purported rights to enforce its share pledge under the Note Purchase Agreement for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguayan special purpose vehicle entities were taken over by Hudson on January 24, 2019. These subsidiaries hold six operating IPP solar parks with 71.7 MW of production capacity and carrying amount of US$107.5 million. We have advised Hudson that it is not entitled to enforce its share pledges under the Note Purchase Agreement and further advised Hudson of its fiduciary duties in connection with Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. On February 8, 2019, Hudson filed an action captioned Hudson Solar Cayman, LP v. Sky Solar Holdings, Ltd., et al in the Supreme Court of the State of New York, County of New York seeking summary judgment in lieu of a complaint to among other things, accelerate amounts allegedly due under the Note Purchase Agreement and enforce certain guaranties related to the Note Purchase Agreement against Sky Solar, Sky Solar Power LTD., and Sky International Enterprise Group Limited. On March 11, 2019, we filed an opposition brief in New York Supreme Court to oppose Hudson’s summary judgment. On March 14, 2019, Hudson filed a reply to our opposition brief. Additional information concerning this action is publicly available in court filings under Index No. 650847/2019 (Cohen, J.). Subject to the outcome of the New York litigation, we intend to take action to regain the control of Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L., but we cannot assure you that we will be successful. Hudson also recently served statutory demands on such guarantors under the Note Purchase Agreement in the Cayman Islands, the British Virgin Islands, and Hong Kong demanding repayment of accelerated amounts allegedly outstanding under the guaranties for the Note Purchase Agreement, which demands were subsequently withdrawn. As of the date of this annual report, the only pending judicial proceeding initiated by Hudson against us is Hudson’s summary judgment proceeding in New York Supreme Court. In addition, Hudson also exercised its purported rights to enforce another share pledge under the Note Purchase Agreement for Lumens Holdings 1, LLC—an entity in respect of the Sunpeak Projects. Thereafter, Hudson scheduled an auction of the limited liability interests in Lumens Holdings 1, LLC We immediately informed Hudson that its enforcement of the share pledge in connection with Lumens Holdings 1, LLC and its subsequent attempt to conduct an auction for the entity’s interests was premature and patently improper. Consequently, Hudson postponed the auction indefinitely and recently indicated no auction is presently scheduled.  Hudson confirmed that it will not proceed with an auction on or prior to June 15, 2019. If  New York Supreme Court rules in Hudson’s favor on its motion for summary judgment in lieu of complaint, we may be required to pay the amounts Hudson seeks in its motion, including amounts for outstanding principal, accrued and unpaid interest and make-whole. We may not have sufficient resources to pay those amounts. Hudson may also be able to enforce its rights under the guaranty or collateral provided to it under the Note Purchase Agreement, which may result in us losing control of our business and assets.

We intend to continue to vigorously defend against Hudson’s summary judgment proceeding in New York Supreme Court and any other actions and proceedings Hudson may commence against us in order to prevent Hudson from controlling our business and assets and to minimize interruptions to our business and operations. However, we cannot assure you that we will be successful in defending against these actions and proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

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

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

Our ADSs have been listed on the NASDAQ Capital Market under the symbol “SKYS.”

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

United States Federal Income Taxation

The following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares. This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this discussion you are a “U.S. Holder” if you are a beneficial owner of an ADS or ordinary share that is:

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

Dividends received from a qualified foreign corporation are generally treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex- dividend date. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market, as our ADSs (but not our ordinary shares) are expected to be. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares may not be treated as qualified dividends. In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. As discussed below in “Passive Foreign Investment Company” below, there is a significant risk that we will become a PFIC during the current taxable year or in the future. Qualified dividends received by non-corporate U.S. investors are taxed at the rates applicable to long-term capital gains, which are currently lower than the rates applicable to ordinary income. You should consult your own tax advisors regarding the application of these rules given your particular circumstances. There can be no assurance that we will be a qualified foreign corporation at the time any future dividend is paid.

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

Sale, Exchange or Other Disposition

Subject to the discussion under “Passive Foreign Investment Company” below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Your tax basis in the ADS or ordinary shares will generally be the cost of such ADSs or ordinary shares. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are long-term capital gains, which are currently taxed at rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In particular, if you are a non-corporate Holder, the excess of your capital losses over your capital gains in any year may generally only be used to offset the first US$3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations. If you are a corporate U.S. Holder, you may use capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described under “Risk Factors—Risks Related to Our Business and Industry” above, gains recognized on the sale, exchange or other disposition of our ADSs or ordinary shares may be subject to PRC withholding tax under the EIT Law and its Implementing Rules. If PRC tax were to be imposed on any gain recognized on the disposition of ADSs or ordinary shares by a U.S. Holder, such a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for U.S. foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of our ADSs or ordinary shares, including the availability of the U.S. foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2018. Based on the current and projected composition of our income and assets and the valuation of our assets, there is a significant risk that we will become a PFIC during the current taxable year or in the future. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. Because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file IRS Form 8621 (or any other form specified by the U.S. Department of the Treasury) on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held, and the statute of limitations for collections may be suspended if you do not file such form. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

	Year Ended December 31,
	2017	2018
	US$ in thousands	US$ in thousands
EURO	523	(306)
CAD	142	81
JPY	(22,760)	(10,245)

We currently do not have a foreign currency hedging policy, but we monitor our foreign risks and will consider hedging significant foreign currency exposure, should we determine that it is appropriate.

Interest Rate Risk

Our cash flow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings.

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

If the interest rate on bank balances and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, our post-tax profit would increase/decrease by approximately US$268 thousand and US$293 thousand for the year ended December 31, 2017 and 2018 respectively.

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

Our credit risk as of December 31, 2017 was concentrated on trade receivables from electricity companies in Japan, Europe, USA and Uruguay , that amounted to approximately US$8.0 million and accounted for 78.4% of our total trade receivables.  Our credit risk as of December 31, 2018 is concentrated on trade receivables and contract assets from electricity companies in Japan, Europe and USA, that amounted to approximately US$5.8 million and accounted for 73.0% of the our total trade receivables.

Our credit risk as at December 31, 2018 and 2017 on balances with related parties is concentrated on two related parties, which are engaged in solar industry in China and overseas countries and amounted to approximately US$19.9 million and US$20.9 million, representing 92.8% and 93.3%, respectively, of our total balances from related parties.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2017
Trade and other payables	N/A	26,644	—	—	—	26,644	26,644
Amounts due to related parties	N/A	28	—	—	—	28	28
Borrowings— variable rate	4.82%	4,854	8,173	8,164	118,998	140,189	95,216
Borrowings— fixed rate	3.52%	14,848	17,527	15,611	146,977	194,963	154,513
		46,374	25,700	23,775	265,975	361,824	276,401
At December 31, 2018
Trade and other payables	N/A	22,255	—	—	—	22,255	22,255
Amounts due to related parties	N/A	211	—	—	—	211	211
Borrowings— variable rate	5.02%	6,794	11,742	11,742	133,006	163,284	116,792
Borrowings— fixed rate	3.18%	42,906	9,935	9,935	109,386	172,162	139,965
		72,166	21,677	21,677	242,392	357,912	279,223

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details our liquidity analysis for our financial liabilities at FVTPL, representing liabilities we recorded during the year ended December 31, 2017 and 2018 for arrangements with certain third parties as at December 31, 2017 and 2018. The table is presented based on the undiscounted projected cash outflows on such instruments that we expect to settle. The liquidity analysis for our financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
At December 31, 2017
Other Current liabilities	15%	120,820	—	—	—	120,820	120,820
Other non-current liabilities	10.99%	5,310	8,420	8,440	132,234	154,404	57,885
		126,130	8,420	8,440	132,234	275,224	178,705
At December 31, 2018
Other Current liabilities	15%	130,323	—	—	—	130,323	130,323
Other non-current liabilities	11.88%	1,332	8,497	8,477	124,113	142,419	59,992
		131,655	8,497	8,477	124,113	272,742	190,315

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other securities

Not applicable.

D.                                    American Depositary Shares

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held
ADS services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. In 2018, we didn’t received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.            1. No.

2. Other than as described in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry- Our failure to comply with financial and other covenants under our loan agreements or other financing arrangements may materially and adversely affect our financial condition, results of operations and business prospects”,  “Item 4. Information on the Company — B. Business Overview —Featured Countries — Japan — Japan Silent Partnership” and “Item 4. Information on the Company—B. Business Overview—Featured Countries—Strategic Partnership and Disputes with Hudson Clean Energy Partners”, as of the date hereof, we are in compliance with all material terms and covenants of our indebtedness.

B.                Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Our management, under the supervision and with the participation of our management committee and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our management committee and principal financial officer have concluded that our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified three material weaknesses related to, among other deficiencies, (i) insufficient accounting resources and processes including implementations of policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the SEC, (ii) lack of sufficient written policies and proper procedures in relation to certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components and (iii) an event relating to the flow of funds improperly diverted by the joint venture partner in Uruguay, which was only discovered a few months thereafter, although we had taken action and managed to recover most of the improperly diverted funds by the end of December 31, 2018. Because of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

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

In cooperation with our board’s audit committee, we plan to further take a number of measures to address the material weaknesses and other control deficiencies identified. Specifically, to address the material weakness related to insufficient accounting resources and process necessary to comply with reporting and compliance requirements of IFRS and the SEC, we are (i) providing time to time IFRS and company policy training to both corporate and the regional accounting staff; and (ii) re-establishing internal control function, including by refilling the key position in March 2019. To address the material weakness related to the lack of sufficient written policies and proper procedures in relation certain internal control over financial reporting as well as the financial closing and reporting procedures at certain overseas components, we plan to strengthen the internal control function to lead the design, development, update and provide training of the company policy, at both the corporate and regional level. To address the material weakness of lack of independent internal audit function, we will recruit qualified personnel to lead the internal audit function.

As of December 31, 2018, we determined that the remediation of the above-mentioned material weaknesses and other control deficiencies was in progress. The ongoing implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Independent Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

The matters described above constitute the changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting during the period covered by this annual report on Form 20-F.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Qiang Zhan, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. See “Item 6. Directors, Senior Management, and Employees—C. Board Practices and Duties of Directors—Board Committees—Audit Committee.”

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

The following table presents the aggregate fees for professional services and other services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) to us in 2017 and 2018, respectively.

	For the years ended December 31,
	2017	2018
	(US$ in thousands)
Audit Fees(1)	1,050	1,088
Audit—related Fees(2)	193	197
Tax Fees(3)	173	133
Total	1,416	1,418

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
2.3

Form of Deposit Agreement. among the Registrant. the Depositary and holders of the American Depositary Receipts (previously filed with the Registration Statement on Form F-6 (File 333-199512) filed on October 22, 2014 and incorporated herein by reference)

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
4.7

Translation of Deed of Non-competition and Right of First Refusal (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.8

Registration Rights Agreement between Sky Solar Holdings, Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., CES Holdings Ltd., Sino-Century FIX Investments Limited and Permal Select Opportunities Ltd. (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.9

Registration Rights Agreement between Sky Solar Holdings, Ltd. and Solar Partnership Capital II Ltd. dated October 10, 2014 (previously filed with Amendment No. 1 to the Registration Statement on Form F-1 (File 333198817) filed on October 22, 2014 and incorporated herein by reference)

4.10

Translation of Amendment to Deed of Non-competition and Right of First Refusal dated October 22, 2014 (previously filed with Amendment No. 1 to the Registration Statement on Form F-1 (File 333-198817) filed on October 22, 2014 and incorporated herein by reference)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Accounting Firm (BDO China Shu Lun Pan Certified Public Accountants LLP)
15.2*	Consent of Independent Registered Accounting Firm (Deloitte Touche Tohmatsu Certified Public Accountants LLP)
16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Defmition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

By:	/s/ Hao Wu
Name:	Hao Wu
Title:	Chairman and principal executive officer

Date: May 15, 2019

SKY SOLAR HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income or expense, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai, People’s Republic of China
We have served as the Company’s auditor since 2017.

May 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKY SOLAR HOLDINGS, LTD.

We have audited the accompanying consolidated statements of financial position of Sky Solar Holdings, Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2016, and the related consolidated statements of profit or loss and other comprehensive income or expense, changes in equity, and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

May 15, 2017

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OR EXPENSE

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2016	2017	2018
Revenue	5
Related parties		788	286	324
Non-related parties		65,137	56,447	64,345
Total revenue		65,925	56,733	64,669
Cost of sales and services		(30,911)	(23,201)	(30,262)
Gross profit		35,014	33,532	34,407
Impairment loss on IPP solar parks	20	(2,151)	(5,221)	(4,541)
Provision on receivables and other non-current assets	15, 16, 25	—	—	(626)
Selling expenses		(882)	(554)	(2,610)
Administrative expenses		(29,744)	(25,110)	(27,948)
Other operating income	14	13,163	2,068	25,630
Profit from operations		15,400	4,715	24,312
Investment income	7	498	7,891	580
Other losses	8	(4,971)	(39,986)	(22,397)
Finance costs	9	(6,368)	(12,200)	(17,330)
(Loss) profit before taxation		4,559	(39,580)	(14,835)
Income tax (expense) credit	11	(1,277)	6,530	(7,285)
(Loss) profit for the year		3,282	(33,050)	(22,120)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference		(57)	5,579	(3,190)
Share of other comprehensive income of associates		136	—	—
Fair value loss arising from cash flow hedges		(446)	—	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary		1,126	—	—
Total comprehensive (loss) income for the year		4,041	(27,471)	(25,310)
(Loss) profit for the year attributable to owners of the Company		3,784	(33,171)	(21,955)
(Loss) profit for the year attributable to non-controlling interests		(502)	121	(165)
(Loss) profit for the year		3,282	(33,050)	(22,120)
Total comprehensive (loss) income attributable to:
Owners of the Company		4,242	(26,738)	(25,226)
Non-controlling interests		(201)	(733)	(84)
Total comprehensive (loss) income for the year		4,041	(27,471)	(25,310)
(Loss) earnings per share—Basic	13	0.01	(0.1)	(0.05)
(Loss) earnings per share—Diluted	13	0.01	(0.1)	(0.05)

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		As of December 31,
	Notes	2017	2018
Current assets:
Cash and cash equivalents		46,084	43,831
Restricted cash		40,716	44,182
Amounts due from related parties	15	16,713	16,428
Trade and other receivables	16	34,582	20,535
Contract assets	5		731
Inventories	17	307	626
Assets classified as held for sale	18	—	48,387
		138,402	174,720
Non-current assets:
Property, plant and equipment	19	916	684
Investment property	20	1,516	1,815
IPP solar parks	20	397,405	353,050
Intangible assets	21	126	85
Interests in associates	22	2,566	2,333
Amounts due from related parties	15	5,632	5,050
Deferred tax assets	24	23,500	32,382
Other non-current assets	25	11,045	15,098
		442,706	410,497
Total assets		581,108	585,217
Current liabilities:
Trade and other payables	26	29,043	31,972
Amounts due to related parties	27	28	211
Taxes payable		2,340	11,806
Borrowings	28	19,702	49,700
Other current liabilities	29	120,820	130,323
Liabilities directly associated with assets classified as held for sale	18	—	336
		171,933	224,348
Non-current liabilities:
Borrowings	28	230,027	207,057
Other non-current liabilities	30	70,136	72,446
Deferred tax liabilities	24	2,784	3,159
		302,947	282,662
Total liabilities		474,880	507,010
Total assets less total liabilities		106,228	78,207
Equity:
Share capital	31	8	8
Reserves		101,115	73,178
Equity attributable to owners of the Company		101,123	73,186
Non-controlling interests		5,105	5,021
Total equity		106,228	78,207
Total liabilities and equity		581,108	585,217

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for per share information or as otherwise noted)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Cash flow Hedge reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
				(Note 28 a)			(Note a)

At January 1, 2016	5	43,143	(21,627)	(680)	(148,947)	240,430	527	112,851	(132)	112,719
Profit (loss) for the year	—	—	—	—	3,784	—	—	3,784	(502)	3,282
Currency translation difference	—	—	(358)	—	—	—	—	(358)	301	(57)
Share of other comprehensive income of associates	—	—	136	—	—	—	—	136	—	136
Fair value loss arising from cash flow hedges	—	—		(446)	—	—	—	(446)	—	(446)
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary (Note 28 a)	—	—	—	1,126	—	—	—	1,126	—	1,126
Total comprehensive (loss) income for the year	—	—	(222)	680	3,784	—	—	4,242	(201)	4,041
Share-based compensation	—	997	—	—	—	—	—	997	—	997
Transfer to legal reserve	—	—	—	—	(240)	—	240	—	—	—
Non-controlling interest addition (Note a)	—	—	—	—	—	—	—	—	6,171	6,171
Ordinary shares consideration for business combination (Note b)	3	—	—	—	—	10,144	—	10,147	—	10,147
Issuance cost (Note c)	—	—	—	—	—	(153)	—	(153)	—	(153)
At December 31, 2016	8	44,140	(21,849)	—	(145,403)	250,421	767	128,084	5,838	133,922
Profit (loss) for the year	—	—	—	—	(33,171)	—	—	(33,171)	121	(33,050)
Currency translation difference	—	—	6,433	—	—	—	—	6,433	(854)	5,579
Share of other comprehensive income of associates	—	—	—	—	—	—	—	—	—	—
Total comprehensive (loss) income for the year	—	—	6,433	—	(33,171)	—	—	(26,738)	(733)	(27,471)
Share-based compensation	—	(223)	—	—	—	—	—	(223)	—	(223)
At December 31, 2017	8	43,917	(15,416)	—	(178,574)	250,421	767	101,123	5,105	106,228
Adjustment on initial application of IFRS 9(Note d)	—	—	—	—	(1,944)	—	—	(1,944)	—	(1,944)
Adjusted balance at 1 January 2018	8	43,917	(15,416)	—	(180,518)	250,421	767	99,179	5,105	104,284
Profit (loss) for the year	—	—	—	—	(21,955)	—	—	(21,955)	(165)	(22,120)
Currency translation difference	—	—	(3,271)	—	—	—	—	(3,271)	81	(3,190)
Total comprehensive (loss) income for the year	—	—	(3,271)	—	(21,955)	—	—	(25,226)	(84)	(25,310)
Disposal of subsiduaries	—	—	—	—	—	—	(767)	(767)	—	(767)
At December 31, 2018	8	43,917	(18,687)	—	(202,473)	250,421	—	73,186	5,021	78,207

Notes:

(a)              During the year ended December 31, 2016, the Group has non-controlling interest addition amounting to US$1.4 million upon acquisition of 23 solar parks in USA. During the year ended December 31, 2016, Renewable Capital Investment II (“RCI 2”) entered into equity conversion agreements with its EPC supplier to convert account payable for EPC service amounting to US$4.8 million into the equity of the 5 Uruguay project companies of RCI 2.

(b)              On July 15, 2016, the Group completed acquisition of 23 solar parks with 22MW capacity in USA (Note 32). As part of the consideration, 29,519,844 ordinary shares were validly issued with par value of 0.0001 per share. As of the acquisition date, the closing stock price was US$2.75/ADS or US$0.34375 per share, which made the value of total issued shares US$10.1 million.

(c)              During the year ended December 31, 2016, the Group incurred US$153 thousand cost directly related to issuance of restricted shares and recorded it in additional paid in capital.

(d)              Due to the application IFRS 9 in 2018, the Group reconciliates of statement of financial on the date of initial application. The impact on profit and loss of the reclassification of the receivables from RisenSky Solar S.a.r.l. and Mr. Su Weili in amount due from related parties to fair value through profit or loss and the impairment of financial assets applying the expected credit loss model as at January 1, 2018 is USD 1.9 million.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2016	2017	2018
Operating activities
(Loss) profit before taxation		4,559	(39,580)	(14,835)
Adjustments for:
Interest income		(325)	(445)	(391)
Finance costs		6,368	12,200	17,330
Depreciation of property, plant and equipment		271	298	204
Depreciation of IPP solar parks		14,208	14,272	19,414
Amortization of intangible assets		71	44	52
Warranty reversal	26	(451)	(308)	(24)
Share-based compensation		997	(223)	—
Fair value changes on other non-current liability	29,30	2,957	39,105	25,607
Loss on disposal of property, plant and equipment		15	—	78
Loss on disposal of intangible assets		1	—	—
Impairment loss on IPP solar parks		2,151	5,221	4,541
Fair value changes on financial assets		—	—	(814)
Provision on receivables and other non-current assets		—	—	626
Gain on disposal of associates		—	(7,448)	—
Share of profit of associates		(173)	—	(189)
Gain on disposal of IPP solar parks	14	(1,248)	—	(26,711)
Gain on disposal of a subsidiary	14,33	(11,768)	(1,875)	1,288
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	25,30	641	(201)	(248)
Unrealized gain from sales to associates	23	242	—	—
Operating cash flows before movements in working capital		18,516	21,060	25,928
Increase in inventories		(32,739)	(271)	(320)
(Increase)/ decrease in trade and other receivables		(5,962)	(4,484)	13,751
(Increase)/ decrease in amounts due from related parties		2,145	(10,436)	189
Decrease in amount due from customers for contract work		—	—	(731)
Increase/ (decrease) in trade and other payables		(18,249)	8,085	(4,603)
Decrease in amounts due to related parties		—	(5,893)	—
Decrease in amounts due to customers for contract work		—	—	—
Cash generated from/ (used in) operations		(36,289)	8,061	34,214
Income taxes paid		(6,265)	(9,470)	(5,837)
Net cash generated from/ (used in) operating activities		(42,554)	(1,409)	28,377

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2016	2017	2018

Investing activities
Withdrawal of restricted cash		5,560	29,850	40,716
Placement of restricted cash		(29,850)	(40,716)	(44,182)
Interest income received		325	445	391
Purchases of property, plant and equipment		(349)	(375)	(114)
Purchases of intangible assets		(40)	(42)	(10)
Proceeds for Investment in other non-current assets	25	—	—	(4,833)
Payments for IPP solar parks		(43,581)	(92,931)	(41,199)
Proceeds from disposal of IPP solar parks		4,839	1,979	46,195
Return of investment in associates	22	1,554	9,505	—
Dividends received from associates	22	415	427	302
Disposal of subsidiaries	33	4,118	41,056	(64)
Acquisition of subsidiaries		(1,113)	—	—
Net cash used in investing activities		(58,122)	(50,802)	(2,798)
Financing activities
Proceeds from bank borrowings		11,403	84,865	11,537
Repayment of bank borrowings		(4,371)	(2,164)	(13,382)
Proceeds from other borrowings		51,833	35,059	29,269
Repayment of other borrowings		(6,372)	(25,116)	(20,246)
Issuance cost of IPO/restricted shares		(153)
Repayment of other Current liabilities		—	—	(18,202)
Changes of financial liabilities	29,30	44,000	—
Interest paid		(6,368)	(12,386)	(15,800)
Net cash generated from financing activities		89,972	80,258	(26,824)
Net (decrease)/ increase in cash and cash equivalents		(10,704)	28,047	(1,245)
Cash and cash equivalents at beginning of the year		26,272	12,518	46,084
Effects of exchange rate changes on the balance of cash held in foreign currencies		867	5,519	(880)
Cash and cash equivalents at end of the year		16,435	46,084	43,959
Analysis of the balances of cash and cash equivalents
Bank balances and cash		12,518	46,084	43,831
Bank balances and cash included in assets classified as held for sale		3,917	—	128
		16,435	46,084	43,959

Supplemental information of non-cash transactions:

Details of other non-cash transactions regarding the disposal of subsidiaries and classification of held for sale assets and liabilities are set out in notes 33 and 18, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 15 and Note 27. Unsettled trade and other payables for acquisitions of property, plant and equipment and IPP solar parks are USD12.6 million, USD 7.1 million and USD 14.6 million as of December 31, 2016, 2017 and 2018, respectively.

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

2.      APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1       New Standards adopted as at 1 January 2018

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for the impairment of financial assets.

When adopting IFRS 9, the Group has applied transitional relief and opted not to restate prior periods. Differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in retained earnings.

The adoption of IFRS 9 has impacted the following areas:

• the classification and measurement of the Group’s financial assets. Management holds financial assets to hold and collect the associated cash flows.

• the receivables from RisenSky Solar S.a.r.l. and Mr. Su Weili in amount due from related parties are now measured at fair value through profit or loss as the cash flows are not solely payments of principal and interest (SPPI). The Group did not elect to irrevocably designate any of the amounts at fair value with changes presented in other comprehensive income.

• the impairment of financial assets applying the expected credit loss model. This affects the Group’s trade and most other receivables, contract assets, amounts due from related parties and most other non-current assets. For trade receivables and contracts assets, the Group applies a simplified model of recognizing lifetime expected credit losses as these items do not have a significant financing component.

On the date of initial application, 1 January 2018, the financial instruments of the Group were reclassified as follows:

	Measurement Category		Carrying Amount
	Original IAS 39 Category	New IFRS 9 Category	Closing Balance 31 December, 2017(IAS 39)	Adoption of IFRS 9	Opening Balance 1 January, 2018(IFRS 9)
Cash and cash equivalents	Amortised cost	Amortised cost	46,084	—	46,084
Restricted cash	Amortised cost	Amortised cost	40,716	—	40,716
Trade and other receivables	Amortised cost	Amortised cost	22,150	(1,044)	21,106
Other non-current assets	Amortised cost	Amortised cost	9,634	(467)	9,167
Amounts due from related parties
CNE	Amortised cost	Amortised cost	1,493	—	1,493
Su Weili	Amortised cost	FVTPL	15,220	—	15,220
RisenSky Solar S.a.r.l.	Amortised cost	FVTPL	5,632	(433)	5,199
			140,929	(1,944)	138,985

There has been no changes to the classification or measurement of financial liabilities as a result of the application of IFRS 9.

Reconciliation of statement of financial position balances from IAS 39 to IFRS 9 at 1 January 2018:

	IAS 39 Carrying amount 31 December, 2017	Reclassification	Remeasurement	IFRS 9 Carrying amount 1 January, 2018	Retained earnings effect
Fair value through profit or loss
Amounts due from related parties	—	19,605	(433)	19,172	(433)
Amortised cost
Cash and cash equivalents	46,084	—	—	46,084	—
Restricted cash	40,716	—	—	40,716	—
Amount due from related parties	22,345	(19,605)	—	2,740	—
Trade and other receivables	22,150	—	(1,044)	21,106	(1,044)
Other non-current assets	9,634	—	(467)	9,167	(467)
Total financial asset balances, reclassification and remeasurement at 1 January 2018	140,929	—	(1,944)	138,985	(1,944)

The details of impact of applying the expected credit loss on each account and affect in reclassification can be referred to Note 34.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 ‘Revenue from Contracts with Customers’ and the related ‘Clarifications to IFRS 15 Revenue from Contracts with Customers’ (hereinafter referred to as ‘IFRS 15’) replace IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, and several revenue-related Interpretations. The new Standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognised as an adjustment to the opening balance of retained earnings at 1 January 2018. In accordance with the transition guidance, IFRS 15 has only been applied to contracts that are incomplete as at 1 January 2018.

The adoption of IFRS 15 has mainly affected the following:

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on IPP sale of electricity. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

Reconciliation of statement of financial position balances from IAS 18 to IFRS 15 at 1 January 2018:

	IAS 18 Carrying amount 31 December, 2017	Reclassification	Remeasurement	IFRS 15 Carrying amount 1 January, 2018	Retained earnings effect
Contract assets	—	819	—	819	—
Trade and other receivables	34,582	(819)	—	33,763	—
Total balances, reclassification and remeasurement at 1 January 2018	34,582	—	—	34,582	—

2.2   New and Amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

• IFRS 16 — Leases (1)

• IFRS 17 — Insurance Contracts (2)

• Amendments to IFRS 9 — Prepayment Features with Negative Compensation (3)

• Amendments to IAS 28 — Long-term interests in Associates and Joint Ventures (3)

• Amendments to IFRS 3 Business Combinations, (4)

• Amendments to IFRS 11 Joint Arrangements, (3)

• Amendments to IAS 12 Income Taxes (3)

• Amendments to IAS 23 Borrowing Costs (3)

• Amendments to IAS 19 Employee Benefits: Plan Amendment, Curtailment or Settlement(5)

• IFRS 10 Consolidated Financial and Statements and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(5)

• IFRIC 23 Uncertainty over Income Tax Treatments(6)

(1) Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(2) Effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

(3) Amendments are effective from January 1, 2019, with earlier application permitted.

(4) The amendments made during the 2015—2017 cycle are effective from January 1, 2019, with earlier application permitted. Amendments made on October 22,2018 are effective on or after 1 January 2020, with earlier application is permitted.

(5)  Effective for annual periods beginning on or after a date to be determined.

(6) Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

The Group has not early adopted these new amendments to standards in the preparation of the consolidated financial statements. The management of the Group anticipates that the application of these new and revised standards, amendments to standards will have no material impact on the results and the financial position of the Group, except for potentially IFRS 16.

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

The application of IFRS 16 in the future may have impact on lease accounting made in the Group’s consolidated financial statements. The Group applies IFRS 16 to its leases as lessee retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application by modified retrospective approach. The Group is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. The lease liability is measured based on the remaining lease payments discounted using the incremental borrowing rate as of the date of initial application. The carrying amount of the right-of-use asset is an amount equal to the carrying amount of the lease liability on the date of initial application as there are no prepayments or accrual items. As of December 31, 2018, the Group has commitments of USD47.8million for total future minimum lease payments under non-cancellable operating leases (Note 36) and the application of IFRS 16 in the future may have material impact on the consolidated financial statement of the Group. The potential effect of IFRS 16 adoption as at 1 January, 2019 is approximately USD 35.6 million of assets and liabilities respectively.

3.       SIGNIFICANT ACCOUNTING POLICIES

3.1     Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

3.6       Revenue recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

3.6.1  Identify the contract with the customer

A contract with a customer should meet all the following conditions:

•       the contract has been approved by the parties to the contract;

•       each party’s rights in relation to the goods or services to be transferred can be identified;

•       the payment terms for the goods or services to be transferred can be identified;

•       the contract has commercial substance; and

•       it is probable that the consideration to which the entity is entitled to in exchange for the goods or services will be collected.

If a contract with a customer does not yet meet all of the above criteria, the entity will continue to re-assess the contract going forward to determine whether it subsequently meets the above criteria.

If certain conditions are met, a contract modification will be accounted for as a separate contract with the customer. If not, it will be accounted for by modifying the accounting for the current contract with the customer. Whether the latter type of modification is accounted for prospectively or retrospectively depends on whether the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification.

3.6.2 Identify the performance obligations in the contract

At the inception of the contract, the entity should assess the goods or services that have been promised to the customer, and identify as a performance obligation:

•                      a good or service (or bundle of goods or services) that is distinct; or

•                      a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

A series of distinct goods or services is transferred to the customer in the same pattern if both of the following criteria are met:

•                      each distinct good or service in the series that the entity promises to transfer consecutively to the customer would be a performance obligation that is satisfied over time (see below); and

•                      a single method of measuring progress would be used to measure the entity’s progress towards complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

A good or service is distinct if both of the following criteria are met:

•                      the customer can benefit from the good or services on its own or in conjunction with other readily available resources; and

•                      the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Factors for consideration as to whether a promise to transfer goods or services to the customer is not separately identifiable include, but are not limited to:

•                      the entity does provide a significant service of integrating the goods or services with other goods or services promised in the contract;

•                      the goods or services significantly modify or customise other goods or services promised in the contract;

•                      the goods or services are highly interrelated or highly interdependent.

3.6.3 Determine the transaction price

The transaction price is the amount to which an entity expects to be entitled in exchange for the transfer of goods and services. When making this determination, an entity will consider past customary business practices.

Where a contract contains elements of variable consideration, the amount of variable consideration to which it will be entitled under the contract should be estimated. Variable consideration can arise, as a result of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. Variable consideration is also present if an entity’s right to consideration is contingent on the occurrence of a future event.

The uncertainty relating to variable consideration is considered by limiting the amount of variable consideration that can be recognised. Specifically, variable consideration is only included in the transaction price if, and to the extent that, it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved.

3.6.4 Allocate the transaction price to the performance obligations in the contracts

Where a contract has multiple performance obligations, the transaction price should be allocated to the performance obligations in the contract by reference to their relative standalone selling prices. If a standalone selling price is not directly observable, it should be estimated. Methods that might be used are including:

•                      Adjusted market assessment approach

•                      Expected cost plus a margin approach

•                      Residual approach (only permissible in limited circumstances).

Any overall discount compared to the aggregate of standalone selling prices is allocated between performance obligations on a relative standalone selling price basis. In certain circumstances, it may be appropriate to allocate such a discount to some but not all of the performance obligations.

Where consideration is paid in advance or in arrears, whether the contract includes a significant financing arrangement and, if so, adjust for the time value of money should be considered. A practical expedient is available where the interval between transfer of the promised goods or services and payment by the customer is expected to be less than 12 months.

3.6.5 Recognise revenue when (or as) the entity satisfies a performance obligation

Revenue is recognised as control is passed, either over time or at a point in time.

Control of an asset is defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. This includes the ability to prevent others from directing the use of and obtaining the benefits from the asset. The benefits related to the asset are the potential cash flows that may be obtained directly or indirectly. These include, but are not limited to:

•                      using the asset to produce goods or provide services;

•                      using the asset to enhance the value of other assets;

•                      using the asset to settle liabilities or to reduce expenses;

•                      selling or exchanging the asset;

•                      pledging the asset to secure a loan; and

•                      holding the asset.

Revenue should be recognized over time if one of the following criteria is met:

•                      the customer simultaneously receives and consumes all of the benefits provided by the Company as the Company performs;

•                      the performance of the Company creates or enhances an asset that the customer controls as the asset is created; or

the performance of the Company does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the performance obligation is not satisfied over time, it satisfies it at a point in time. Revenue will therefore be recognized when control is passed at a certain point in time. Factors that may indicate the point in time at which control passes include, but are not limited to:

•                      the Company has a present right to payment for the asset;

•                      the customer has legal title to the asset;

•                      the Company has transferred physical possession of the asset;

•                      the customer has the significant risks and rewards related to the ownership of the asset; and

•                      the customer has accepted the asset.

3.6.6 Contract costs

The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover those costs. However, those incremental costs are limited to the costs that the entity would not have incurred if the contract had not been successfully obtained (e.g. ‘success fees’ paid to agents). A practical expedient is available, allowing the incremental costs of obtaining a contract to be expensed if the associated amortization period would be 12 months or less.

Costs incurred to fulfill a contract are recognized as an asset if and only if all of the following criteria are met:

•                      the costs relate directly to a contract (or a specific anticipated contract);

•                      the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future; and

•                      the costs are expected to be recovered.

These include costs such as direct labor, direct materials, and the allocation of overheads that relate directly to the contract.

The asset recognized in respect of the costs to obtain or fulfil a contract is amortized on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Electricity sales income

When the Group owns and operates solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which the Group holds as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract. The contracts are long-term with fixed prices. The Group recognizes revenue over the life of the contract based on the volume of electricity delivered each month.

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

Solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

•                      the Company has a present right to payment for the asset;

•                      the customer has legal title to the asset;

•                      the Company has transferred physical possession of the asset;

•                      the customer has the significant risks and rewards related to the ownership of the asset; and

•                      the customer has accepted the asset.

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

3.6.7 Contract assets and contract liabilities

A contract asset arises when an entity transfers a good or performs a service in advance of receiving consideration from the customer. A contract asset becomes a receivable once an entity’s right to the consideration becomes unconditional (i.e., except for the passage of time).

A contract liability arises when an entity receives consideration from its customer (or has the unconditional right to receive consideration) in advance of performance.

For contracts that have multiple performance obligations, contract assets and contract liabilities are netted together at the contract level.

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on IPP sale of electricity. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

3.7  Inventories

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

3.8            Assets classified as held for sale

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

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with IFRS 9 unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method (see the accounting policy regarding investments in associates or joint ventures above).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

3.9          IPP solar parks

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

The amount of borrowing costs eligible for capitalisation is calculated as follows:

•                      The amount of borrowing costs eligible for capitalisation is the actual borrowing costs incurred on a specific borrowing during the period, less any investment income on the temporary investment of those borrowings.

•                      The amount of borrowing costs eligible for capitalisation on general borrowings is determined by applying a capitalisation rate to the expenditures on qualifying assets. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The following example illustrates how to calculate the amount of borrowing costs to be capitalised.

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

3.18            Financial instruments

Recognition

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

3.19            Financial assets

The Company classifies the financial assets based on the business model for managing the asset and the asset’s contractual cash flow characteristics. Financial assets of the Group consist of cash and cash equivalents, restricted cash, trade and most other receivables, contract assets, amounts due from related parties, and most other non-current assets.

3.19.1 Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15 and contract assets, all financial assets are initially measured at fair value adjusted for transaction costs.

Financial assets are classified into the following categories:

• amortized cost

• fair value through profit or loss (FVTPL)

The classification is determined by both:

• the entity’s business model for managing the financial asset

• the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within other loss, except for impairment of trade and most other receivable, contract assets, most amounts due from related parties and most other non-current assets which is presented within provision on receivables and other non-current assets.

3.19.2 Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

• they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

• the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding After initial recognition, these are measured at amortized cost using the effective interest method.

Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, restricted cash, trade and most other receivables, most amounts due from related parties and most other non-current assets.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through profit and loss. Further, irrespective of business model financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL.

3.19.3 Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses — the ‘expected credit loss (ECL) model’. This replaces IAS 39’s ‘incurred loss model’.

Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortized cost, trade and most other receivables, and contract assets.

Recognition of credit losses is no longer dependent on the Group first identifying a credit loss event. Instead the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•                  financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

•                  financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category.

Previous financial asset impairment under IAS 39

In the prior year, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default. Receivables that were not considered to be individually impaired were reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other shared credit risk characteristics. The impairment loss estimate was then based on recent historical counterparty default rates for each identified group.

3.19.4 Trade receivables and contract assets

The Group makes use of a simplified approach in accounting for trade receivables and contract assets, and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade receivables and contract assets on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

3.19.5 Reclassification of financial assets

When, and only when, the Company changes its business model for managing financial assets it must reclassify all affected financial assets.

3.19.6 Derecognition of financial assets

The basic premise for the derecognition model is to determine whether the asset under consideration for derecognition is:

•                      an asset in its entirety or

•                      specifically identified cash flows from an asset (or a group of similar financial assets) or

•                      a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets). or

•                      a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets)

Once the asset under consideration for derecognition has been determined, an assessment is made as to whether the asset has been transferred, and if so, whether the transfer of that asset is subsequently eligible for derecognition.

An asset is transferred if either the entity has transferred the contractual rights to receive the cash flows, or the entity has retained the contractual rights to receive the cash flows from the asset, but has assumed a contractual obligation to pass those cash flows on under an arrangement that meets the following three conditions:

•                      the entity has no obligation to pay amounts to the eventual recipient unless it collects equivalent amounts on the original asset

•                      the entity is prohibited from selling or pledging the original asset (other than as security to the eventual recipient),

•                      the entity has an obligation to remit those cash flows without material delay

Once an entity has determined that the asset has been transferred, it then determines whether or not it has transferred substantially all of the risks and rewards of ownership of the asset. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been retained, derecognition of the asset is precluded.

If the entity has neither retained nor transferred substantially all of the risks and rewards of the asset, then the entity must assess whether it has relinquished control of the asset or not. If the entity does not control the asset then derecognition is appropriate; however if the entity has retained control of the asset, then the entity continues to recognise the asset to the extent to which it has a continuing involvement in the asset.

3.20            Financial liabilities and equity instruments

3.20.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.20.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

All equity investments are to be measured at fair value in the statement of financial position, with value changes recognized in profit or loss, except for those equity investments for which the entity has elected to present value changes in other comprehensive income. There is no cost exception for unquoted equities.

3.20.3 Financial liabilities

As the accounting for financial liabilities remains largely the same under IFRS 9 compared to IAS 39, the Group’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

3.20.4 Financial liabilities of amortized cost

All financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss(FVTPL).

Other financial liabilities (including trade and other payables, amounts due to related parties, borrowings, amounts due to Sky Solar Holdings) are subsequently measured at amortized cost using the effective interest method.

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

3.20.5 Financial liabilities at fair value through profit or loss (“FVTPL”)

Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied.

An option is to designate a financial liability as measured at FVTPL if:

doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or the liability is part or a group of financial liabilities or financial assets and financial liabilities that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity’s key management personnel.

A financial liability which does not meet any of these criteria may still be designated as measured at FVTPL when it contains one or more embedded derivatives that sufficiently modify the cash flows of the liability and are not clearly closely related.

Gains and losses on financial liabilities designated as at FVTPL are required to be split into the amount of change in fair value attributable to changes in credit risk of the liability, presented in other comprehensive income, and the remaining amount presented in profit or loss. The recognition of the full amount of change in the fair value in profit or loss is allowed only if the presentation of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. That determination is made at initial recognition and is not reassessed.

Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss, the entity may only transfer the cumulative gain or loss within equity.

3.20.6 Reclassification of financial liabilities

After initial recognition, the financial liability cannot be reclassified.

3.20.7 Derecognition of financial liabilities

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged or cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in profit or loss.

3.21 Share-based compensation

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

3.22 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.22.1 Warranties

Provisions for the expected cost of warranty obligations under local sale of goods legislation are recognized at the date of sale of the relevant products, at the directors’ best estimate of the expenditure required to settle the Group’s obligation.

3.22.2 Contingent liabilities

Unless the possibility of an outflow of resources embodying economic benefits is remote, contingent liabilities are disclosed where it is not probable that the Company will make a transfer of economic benefit to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

4.                   KEY SOURCES OF ESTIMATES AND JUDGEMENTS

In the application of the Group’s accounting policies, the management of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

A.                 KEY SOURCES OF ESTIMATION UNCERTAINTY

(a)                                                                                 Impairment of trade and most other receivables and contract assets, most amounts due from related parties, and loans and other debt-type financial assets measured at amortized cost.

the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

The Group makes use of a simplified approach in accounting for trade receivables and contract assets, and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade and most other receivables, most amounts due from related parties and loans and other debt-type financial assets measured at amortized cost based on expected credit loss model.

The Group assess impairment of financial assets apart from the amount due from Risensky on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

The carrying amounts of the Group’s trade and other receivables as at December 31, 2017 and December 31, 2018 are approximately USD34,582 thousand and USD 20,535 thousand and net of allowance of doubtful debts of USD1,403 thousand and USD3,182 thousand, respectively. The carrying amounts of the Group’s amounts due from related parties as at December 31, 2017 and December 31, 2018 were USD22,345 thousand and USD 21,478 thousand and net of allowance of doubtful debts of USD2,200 thousand and USD1,974 thousand, respectively. The carrying amounts of the Group’s other non-current assets as at December 31, 2017 and December 31, 2018 were USD11,044 thousand and USD 15,098 thousand and net of allowance of doubtful debts of nil and USD398 thousand, respectively.

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

(c)                                                                                  Fair value measurements and valuation process

Management uses valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date (see Note 34).

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

B.                 CRITICAL ACCOUNTING JUDGEMENTS

(a)                                                                                 Significant influence over 1088526 B.C. Ltd (“1088526”) and 1091187 B.C. Ltd (“1091187”)

1088526 B.C. Ltd. and 1091187 B.C. Ltd each is considered as an associate of the Group although the Group owns 75% equity interest in both 1088526 and 1091187, and contractual right to appoint two out of four directors to the board of directors of both 1088526 and 1091187. The Group only has significant influence over both 1088526 and 1091187 are explained by the facts that (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of both 1088526 and 1091187 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. (Note 22).

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                          REVENUE

The Group’s revenue streams are mainly composed of pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group’s revenue:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Related parties:
—EPC services solar energy system sales
Sales of permits	525	—	—
—Other sales
-O&M services	263	286	324
-Sales of solar modules	—	—	—
	263	286	324
Subtotal	788	286	324
Non-related parties
—Electricity sales income	53,658	53,614	61,438
—EPC services solar energy system sales
-Provision of Pipeline plus EPC services
Sales of permits	—	—	—
Provision of construction services	4,954	285	198
- BT	4,232	—	—
	9,186	285	198
—Other sales
-O&M services	2,290	2,548	2,708
-Sales of solar modules	3	—	1
	2,293	2,548	2,709
Subtotal	65,137	56,447	64,345
Total	65,925	56,733	64,669

Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	December 31,	January 1,
	2018	2018
	Thousand USD	Thousand USD
Receivables, which are included in ‘trade and other receivables’	—	819
Receivables, which are included in ‘assets held for sale’	—	—
Contract assets	731	—
	731	819

The contract assets primarily relate to the Group’s rights to consideration for work completed but not billed at the reporting date on IPP sale of electricity. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

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

	Revenue for the year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Bulgaria	871	966	912
Canada	8,724	382	361
Czech	3,197	3,548	4,103
Germany	27	—	—
Greece	8,748	1,650	1,613
Japan	37,757	37,887	41,140
PRC	—	—	29
Spain	379	421	329
USA	3,797	6,681	4,914
Uruguay	2,425	5,198	11,268
	65,925	56,733	64,669

The Group’s revenue disaggregated by pattern of revenue recognition and primary geographical markets is as follows:

	Revenue for the year ended December 31, 2018
	EPC services solar energy system sales	Sales of solar modules	Electricity sales income	O&M services	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Bulgaria	—	—	—	912	912
Canada	177	1	143	40	361
Czech	—	—	4,103	—	4,103
Greece	—	—	—	1,613	1,613
Japan	—	—	40,925	215	41,140
PRC	—	—	29	—	29
Spain	—	—	329	—	329
USA	21	—	4,822	71	4,914
Uruguay	—	—	11,087	181	11,268
	198	1	61,438	3,032	64,669

	Revenue for the year ended December 31, 2017
	EPC services solar energy system sales	Sales of solar modules	Electricity sales income	O&M services	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Bulgaria	—	—	—	966	966
Canada	256	—	126	—	382
Czech	—	—	3,548	—	3,548
Greece	—	—	146	1,504	1,650
Japan	—	—	37,671	216	37,887
Spain	—	—	421	—	421
USA	29	—	6,647	5	6,681
Uruguay	—	—	5,056	142	5,198
	285	—	53,615	2,833	56,733

	Non-current assets At December 31,
	2017	2018
	Thousand USD	Thousand USD
Bulgaria	92	79
Canada	1,956	1,707
Chile	3,164	5,545
Czech	15,127	13,791
Greece	109	94
Japan	234,398	180,794
PRC	268	1,134
Spain	6,446	545
USA	45,137	42,563
Uruguay	106,877	110,628
	413,574	356,880

Non-current assets excluded deferred tax assets, financial instruments, investments accounted for using the equity method and amounts due from related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Customer A	10,504	13,056	14,079
Customer B	10,861	11,684	11,774
Customer C	8,164	9,912	10,996
Customer D	7,103	*	10,269

*                         The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective periods.

7.                          INVESTMENT INCOME

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Interest income	83	186	93
Interest income from amounts due from related parties	242	259	298
Share of profit of associates(Note b)	173	—	189
Disposal of associates(Note a)	—	7,446	—
	498	7,891	580

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

(b)         Since the Group maintains 30% of the variable returns of 1088526 B.C. Ltd. (“1088526”) and 1091187 B.C. Ltd. (“1091187”) by 2018 (Note 22), the Group recorded the share of profit of USD 189 thousand in 2018.

8.                          OTHER LOSSES

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Change of financial liabilities with fair value through profit and loss (Note 29, Note 30)	(2,957)	(39,105)	(25,607)
Change of financial assets with fair value through profit and loss	—	—	814
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as at FVTPL (Note 25, Note 30)	(641)	201	248
Transaction cost related to FVTPL liabilities (Note a)	(4,041)	—	—
Net foreign exchange (losses) gains	1,145	1,814	397
Others, net	1,523	(2,896)	1,751
	(4,971)	(39,986)	(22,397)

(a)                 The transaction cost represents the professional fee directly attributable to the issue of the financial liability to Hudson.

9.                      FINANCE COSTS

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Interest on:
Bank borrowings	(2,611)	(3,865)	(6,006)
Other borrowings	(3,757)	(8,335)	(11,324)
	(6,368)	(12,200)	(17,330)

10.            STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

(Loss) profit before taxation has been arrived at after charging:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Depreciation of property, plant and equipment	271	298	204
Amortization of intangible assets	71	44	52
Depreciation of solar parks	14,208	14,272	19,414
Auditor’s remuneration	1,200	1,050	1,088

Directors’ emoluments:
Salaries and other benefits	392	887	1,194
Retirement benefits scheme contributions	27	36	42
Share-based compensation	46	(43)	—
	465	880	1,236
Others staff:
Other staff costs	8,090	7,625	7,324
Retirement benefits scheme contributions	1,046	591	1,261
Share-based compensation	951	(180)	—
	10,087	8,036	8,585
Total staff costs	10,552	8,916	9,821

11. INCOME TAX (EXPENSE) CREDIT

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Current tax	(10,976)	(4,906)	(15,299)
Deferred tax	9,699	11,436	8,014
	(1,277)	6,530	(7,285)

Income tax of Bulgaria, Czech, Hong Kong, and Canada is calculated at 10%, 19%, 16.5%, and 25%, respectively, of the estimated assessable profit of respective Group’s subsidiaries for the three years ended December 31, 2018. Income tax rate in Japan is 30%, 27.8% and 27.8% for the three years ended December 31, 2018, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

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

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit before taxation	4,559	(39,580)	(14,835)
Tax at the domestic income tax rate (2016: 29%, 2017: 27.8%, 2018: 27.8%)	1,322	(11,003)	(4,124)
Tax effect of income not taxable for tax purpose	(1,802)	—	(158)
Tax effect of expenses not deductible	716	1,898	3,116
Overprovision in prior years	—	(715)	—
Tax effect of tax losses not recognized	5,321	3,007	10,318
Recognition of deferred tax assets previously not recognized	(3,646)	—	—
Utilization of tax losses previously not recognized	(2,463)	(601)	(1,530)
Effect of different tax rates of subsidiaries operating in other jurisdictions	1,829	884	(337)
Income tax expense (benefit)	1,277	(6,530)	7,285
Effective income tax rate	28%	16%	-49%

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Group was most significant during the year presented; which is the income tax rate in Greece for the years ended December 31, 2016. Since the group disposed all the solar park assets in Greece in 2017, the most significant operation of the Group of 2017 and 2018 was Japan. As a result, the domestic income tax rate was 27.8% for the year ended December 31, 2017 and 2018.

12.  DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

13.  (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
(Loss) profit
(Loss) profit for the purpose of basic and diluted (loss) earnings per share	3,784	(33,171)	(21,955)

	Year ended December 31,
	2016	2017	2018

Number of shares
Weighted average number of ordinary share outstanding- basic and diluted	401,602,159	418,314,541	419,546,514

Basic net (loss) earnings per share	0.01	(0.1)	(0.05)
Diluted net (loss) earnings per share	0.01	(0.1)	(0.05)

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

For the year ended December 31, 2018, diluted net income (loss) per share does not include the 220,000 share options, of which the exercise price is higher than the average market price, or 940,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2018, as their inclusion would be anti-dilutive.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share.

	Year ended December 31,
	2016	2017	2018
Options	330,000	220,000	220,000
Non-vested restricted shares	950,000	940,000	940,000
	1,280,000	1,160,000	1,160,000

14.  OTHER OPERATING INCOME

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Gain(Loss) on disposal of IPP solar parks(Note a)	1,248	—	8,491
Gain on sale of permits and rights(Note b)	—	—	18,220
Gain(Loss) on disposal of subsidiaries (Note 21, Note 33)	11,768	1,875	(1,288)
Others	147	193	207
	13,163	2,068	25,630

(a)         On October 30, 2018, the company disposed 4 IPP solar parks to a third party with a total price of USD 19.6 million (JPY 2.15 billion) and a profit of USD 8.4 million (JPY 925 million).

(b)         On March 30, 2018, the company cooperated with Renova, a listing company in Japan, and NEC Capital, and invested to a 40.8 MW project in Japan, And the company invested JPY 529 million (USD 4.8 million) for 45% distribution of profit or loss. The company sells the permit to the joined company with the price of USD 23million (JPY 2.6 billion), and a profit of USD 18.2 million (JPY 2 billion).

15.  AMOUNTS DUE FROM RELATED PARTIES

		At December 31,
	Notes	2017	2018
		Thousand USD	Thousand USD
Current:
Trade
8180792 Canada Inc.	b	—	6
China New Era	a	3,334	3,165
Less: allowance for doubtful debts	a, 34	(1,970)	(1,744)
		1,364	1,427
Non-Trade
China New Era	a	359	342
Su Weili	d	15,220	14,889
Less: allowance for doubtful debts	a, 34	(230)	(230)
		15,349	15,001
		16,713	16,428
Non-Current:
Trade
RisenSky Solar (defined in Note 22) and its subsidiaries		1,247	—
		1,247	—
Non-Trade
RisenSky Solar (defined in Note 22) and its subsidiaries	c	4,385	5,050
		5,632	5,050

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

The balance is accounted for as at amortized cost. Included in the balance amount due from China New Era as of December 31, 2017 and December 31, 2018, an allowance for doubtful debt of USD 2.2 million and USD 2.0 million are provided for receivables respectively for which they have defaulted on payment obligation. The company has entered a settlement agreement with China New Era on March 19, 2019, and has received the total net USD 1.5 million on March 28, 2019, after which the balance amount due from China New Era is nil.

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Balance at beginning of year	2,200	2,200
Reversal of provision	—	(116)
Exchange differences	—	(110)
Balance at end of the year	2,200	1,974

Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

(b)   8180792 Canada Inc. is controlled by 1091187 B.C, Ltd (“1091187”), an equity investee in which the Group holds 75% equity interest. (Note 22) The balance is accounted for as at amortized cost.

(c)   Included in the balance was a carrying amount of USD 4.4 million and as USD 5.0 million at December 31, 2017 and 2018, respectively, which carried interest at 3.0% per annum. The balance is accounted for as FVTPL. The effect of initially applying IFRS 9 is described in Note 2.1.

(d)   In March 2019, Mr. Su entered a stock purchase agreement to sell all his ordinary shares of our Group in the form of ADSs to a Japan investor, and he paid back the amount due to the Group USD 14.9 million. The balance is accounted as FVTPL as at December 31, 2018.

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from related parties which are non-trade in nature mainly represented loans or advances to these related parties by the Group.

See accounting policies in Notes 3.20.3. The effect of initially applying IFRS 9 is described in Note 2.1.

16.  TRADE AND OTHER RECEIVABLES

Trade and other receivables consist of the following:

	As at December 31,
	2017	2018
	Thousand USD	Thousand USD
Trade receivables, gross	10,206	7,939
Deposit (Note a)	7,186	1,072
Receivable due from third parties (Note b)	4,758	6,605
Allowance for expected credit losses (Note d)	—	(1,856)
Financial assets	22,150	13,760
Value-added tax recoverable	2,044	1,053
Prepaid assets and prepayment	6,755	4,915
Receivable due from staff	78	40
Others	4,958	2,093
Allowance for expected credit losses (Note c)	(1,403)	(1,326)
Non-financial assets	12,432	6,775
Trade and other receivables	34,582	20,535

All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value.

Note:

(a)                       The balance as of December 31, 2017 includes (1) USD 2.5 million deposit under the arrangement of Hudson Note, (2) USD 1.4 million for the EPC deposit in Canada and (3) USD 1.8 million for the litigation deposit in Japan and this deposit was received by January 2018.

The balance as of December 31, 2018 mainly includes the EPC deposit in Canada.

(b)      The balance as of December 31, 2018 mainly includes debt investment to third parties.

(c)      The balance as of December 31, 2017 mainly includes an amount receivable due from a third party to the Group of approximately USD1.1 million (equivalent to EUR1.0 million), which was incurred in 2012, claim against two third party contractors who failed to construct a solar park for one subsidiary of the Group, who delivered solar modules and made prepayment already. A settlement agreement was made in September 2012, however the two contractors failed to repay after made the first repayment of total three installments. The Group is negotiating for another settlement agreement, and based on the recent communications among the Group and two contractors, management concluded to make full provision for doubtful receivables in the amount of USD1.1 million in 2015.

(d)      Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

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

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Balance at beginning of year	1,329	1,403
Effect of IFRS 9 as at January 1, 2018	—	1,044
Adjustment from the adoption of IFRS 9	—	2,447
Provisions recognized on receivables	—	811
Exchange difference	74	(76)
Balance at end of the year	1,403	3,182

See accounting policies in Notes 3.20.3. The effect of initially applying IFRS 9 is described in Note 2.1

17.  INVENTORIES

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Solar modules(Note a)	166	626
Permits and related costs capitalized during the course of obtaining permits	141	—
	307	626

(a) Solar modules include all related materials and equipment for O&M service.

18.  ASSETS CLASSIFIED AS HELD FOR SALE

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
		Japan	Chile
		Note(a)	Note(b)
IPP solar parks held for sale	—	45,046	2,121
Cash and cash equivalents	—	—	128
Trade and other receivable	—	—	1,092
Other assets	—	—	—
	—	45,046	3,341
Liabilities associated with assets held for sale	—	—	336

(a) On March 8, 2019, the company entered 12 asset purchase agreements with a third party to sell 12 IPP solar parks in Japan with a price of JPY 9.4 billion (USD 85.7 million). The company reclassifies the relative assets into held for sale.

(b) On January 17, 2019, the company entered a share purchase agreement with a third party to sell a subsidiary in Chile with a price of USD 3 million. The company reclassifies the relative assets and liabilities into held for sale.

19.  PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD
COST
At January 1, 2016	138	622	1,238	1,998
Additions	42	205	102	349
Disposals	—	(24)	(104)	(128)
Exchange adjustments	5	(17)	(27)	(39)
At December 31, 2016	185	786	1,209	2,180
Additions	—	198	177	375
Disposals	(65)	(174)	(58)	(297)
Exchange adjustments	8	32	79	119
At December 31, 2017	128	842	1,407	2,377
Additions	35	—	79	114
Disposals	—	(569)	(331)	(900)
Exchange adjustments	(2)	(6)	(39)	(47)
At December 31, 2018	161	267	1,116	1,544
DEPRECIATION
At January 1, 2016	71	371	757	1,199
Provided for the year	15	127	129	271
Eliminated on disposals	—	(21)	(92)	(113)
Exchange adjustments	10	(5)	(5)	—
At December 31, 2016	96	472	789	1,357
Provided for the year	17	148	133	298
Eliminated on disposals	(66)	(173)	(45)	(284)
Exchange adjustments	(6)	43	53	90
At December 31, 2017	41	490	930	1,461
Provided for the year	18	52	134	204
Eliminated on disposals	—	(457)	(314)	(771)
Exchange adjustments	(1)	—	(33)	(34)
At December 31, 2018	58	85	717	860
CARRYING VALUES
At December 31, 2016	89	314	420	823
At December 31, 2017	87	352	477	916
At December 31, 2018	103	182	399	684

The above items of property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

20.  IPP SOLAR PARKS, INVESTMENT PROPERTY

(1) IPP Solar Parks

At the end of each reporting period, the Group’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand USD	Thousand USD	Thousand USD
At January 1, 2016	37,359	262,668	300,027
Additions	42,895	2,575	45,470
Acquisition of subsidiaries (Note a)	—	34,158	34,158
Transfer to investment property	(104)	—	(104)
Reclassified as held for sale (Note 18)	—	(60,667)	(60,667)
Disposal of subsidiaries (Note 33)	—	(18,407)	(18,407)
Disposal of solar parks	—	(3,671)	(3,671)
Transfer	(42,330)	42,330	—
Exchange adjustments	(1,344)	2,975	1,631
At December 31, 2016	36,476	261,961	298,437
Additions	36,589	110,210	146,799
Disposal of solar parks	(1,979)	—	(1,979)
Disposal of subsidiaries (Note a)	(669)	(834)	(1,503)
Transfer	(17,150)	17,150	—
Exchange adjustments	(636)	4,702	4,066
At December 31, 2017	52,631	393,189	445,820
Additions	41,953	770	42,723
Transfer into Investment Property	—	(265)	(265)
Reclassified as held for sale (Note 18)	(9,983)	(52,052)	(62,035)
Disposal of solar parks (Note a)	(5,328)	(12,533)	(17,861)
Disposal of subsidiaries (Note a)	—	(3,471)	(3,471)
Transfer	(44,327)	44,327	—
Exchange adjustments	(117)	3,769	3,652
At December 31, 2018	34,829	373,734	408,563
DEPRECIATION AND IMPAIRMENT
At January 1, 2016	1,976	38,628	40,604
Provided for the year	—	14,208	14,208
Impairment provided for the year	2,151	—	2,151
Reclassified as held-for-sale (Note 18)	—	(25,983)	(25,983)
Disposal of subsidiaries (Note 33)	—	(1,560)	(1,560)
Disposal of solar parks	—	(80)	(80)
Exchange adjustments	(217)	(1,939)	(2,156)
At December 31, 2016	3,910	23,274	27,184
Provided for the year	—	14,272	14,272
Impairment provided for the year	5,120	101	5,221
Disposal of subsidiaries (Note a)	—	(19)	(19)
Exchange adjustments	357	1,400	1,757
At December 31, 2017	9,387	39,028	48,415
Provided for the year	—	19,414	19,414
Impairment provided for the year	1,785	2,756	4,541
Reclassified as held-for-sale (Note 18)	(7,862)	(7,006)	(14,868)
Disposal of subsidiaries (Note a)	—	(1,056)	(1,056)
Disposal of IPP Solar Parks (Note a)	—	(1,459)	(1,459)
Exchange adjustments	—	526	526
At December 31, 2018	3,310	52,203	55,513
CARRYING VALUES
At December 31, 2016	32,566	238,687	271,253
At December 31, 2017	43,244	354,161	397,405
At December 31, 2018	31,519	321,531	353,050

(a)     Depreciation is calculated using the straight-line method over the estimated useful lives of 20 to 30 years for completed solar parks.

As at December 31, 2016, 2017 and 2018, the solar parks with carrying amounts of approximately USD 215.6 million, USD USD277.4 million and USD344.3 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD150.6 million, USD244.0 million and USD252.9 million, respectively.

During the year ended December 31, 2016, IPP solar parks operating in Greece were evaluated for impairment given the macroeconomic conditions prevailing in Greece. The recoverable amount of the IPP solar parks is calculated on the basis of value in use, and loss of USD 2.2 million was recorded. To expand business in the USA, on May 6, 2016, the Group entered into an agreement with Greenleaf-TNX Management, LLC (“GTL”) and SunPeak Universal Holdings, Inc. (“Sunpeak”) to acquire all the shares held by them in Greenleaf Clear Skies I, Greenleaf Clear Skies II, and Greenleaf Clear Skies IV (the “Acquired Companies”). The Acquired Companies own 100% equity interest of Acquired Companies which control 23 solar parks in the USA.

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

In the first half of year 2017, several companies were disposed in Greece and north America. The disposal was aimed to avoid uncertainty of macro economy and increase the ownership to our possessed solar parks. There were also some developing licenses discontinued in Latin America, which allowed us to focus on more qualified projects.

During the year ended December 31, 2017, IPP solar parks operating in Uruguay and United States were recorded for impairment according to local evaluation. The recoverable amount of the IPP solar parks is calculated on the basis of value in use, and loss of USD 2.8 million and USD 2.3 million respectively was recorded

During the year ended December 31, 2018, 2 subsidiaries has been disposed to a third party buyer and another 4 solar parks were sold to a third party buyer. Several projects were cancelled in Asia, North America, Latin America, and Europe, and the completed projects in USA were evaluated for impairment given the difference between the assets’ carrying amount and fair value. As a result, an impairment loss of USD 4.5 million was recorded by the Group.

(2) Investment Property

Included in the Group’s IPP solar parks are land acquired by the Group with carrying amounts of approximately USD11.3 million, USD11.3 million and USD11.0 million, respectively, as at December 31, 2016, 2017 and 2018. The Group transferred certain pieces of land with carrying amount of approximately USD 104 thousand, nil and USD 265 thousand, during the year ended December 31, 2016, 2017 and 2018, respectively, from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease payments under non-cancellable operating leases is disclosed in note 36.

21. INTANGIBLE ASSETS

Software
Thousand USD
COST
At January 1, 2016	239
Additions	40
Disposals	(32)
Exchange adjustments	5
At December 31, 2016	252
Additions	42
Disposals	(1)
Exchange adjustments	(12)
At December 31, 2017	281
Additions	10
Disposals	(8)
Exchange adjustments	2
At December 31, 2018	285
AMORTIZATION
At January 1, 2016	92
Charge for the year	71
Eliminated on disposals	(31)
Exchange adjustments	(2)
At December 31, 2016	130
Charge for the year	44
Eliminated on disposals	(1)
Exchange adjustments	(18)
At December 31, 2017	155
Charge for the year	52
Eliminated on disposals	(6)
Exchange adjustments	(1)
At December 31, 2018	200
CARRYING VALUES
At December 31, 2016	122
At December 31, 2017	126
At December 31, 2018	85

Most of the above intangible assets are software systems for solar park monitoring, which have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

22. INTERESTS IN ASSOCIATES

	2017	2018
	Thousand USD	Thousand USD
As at January 1,	4,092	2,566
Investment in new affiliates	612	—
Return of investment in associates	—	—
Add: Share of profit of associates	—	189
Less: Unrealized gain from sales to associates	—	—
Less: Dividends received from the associates	(427)	(302)
Less: Disposal of associates(Note d)	(2,038)	—
Exchange difference	327	(120)
As at December 31,	2,566	2,333

As at December 31, 2017 and December 31, 2018, the Group had interests in the following associates:

		Place of		Proportion of nominal
		incorporation/	Class of	value of issued capital		Proportion of voting
	Form of	principal place	shares	held		power held
Name of entity	Entity	of incorporation	Held	2017	2018	2017	2018	Principal activities
RisenSky Solar S.a.r.l. (a)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
1088526 B.C. Ltd. (b)	Limited liability	Canada	Ordinary	75%	75%	50%	50%	Operating entity engaged in the investment, construction, financing and management of solar parks
1091187 B.C. Ltd. (c)	Limited liability	Canada	Ordinary	75%	75%	50%	50%	Operating entity engaged in the investment, construction, financing and management of solar parks

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

(b)         In 2016, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1088526 B.C. Ltd. (“1088526”), who owns Sky Solar (Canada) FIT 1 LP and its 15 commercial and industrial solar facilities in Canada. Though the Group owns 75% equity interest and two out of four directors in the board of directors of 1088526 after the transaction, the Group concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee, 70% by 2018 and 95% from 2019. The Group’s residual investment in 1088526 was measured at fair value. (Note 33)

(c)         In January 2017, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Group, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1091187 B.C. Ltd. (“1091187”), who owns Sky Solar (Canada) FIT 2 LP in Canada. Though the Group owns 75% equity interest and two out of four directors in the board of directors of 1091187 after the transaction, the Group concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1091187 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee, 70% by 2018 and 95% from 2019. The Group’s residual investment in 1091187 was measured at fair value. (Note 33)

The summarized financial information in respect of the Group’s associates is set out below:

		At December 31,
	RisenSky 2017	1091187 2017	1088526 2017	Aggregate 2017	RisenSky 2018	1091187 2018	1088526 2018	Aggregate 2018
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Non-current assets
IPP solar parks	22,592	3,305	13,157	39,054	20,428	2,876	11,367	34,671
Other non-current assets	472	1,683	11,359	13,514	439	1,302	10,996	12,737
	23,064	4,988	24,516	52,568	20,867	4,178	22,363	47,408
Current assets	5,342	159	2,689	8,190	5,160	423	2,372	7,955
Current liabilities
Other current liabilities	2,739	154	1,312	4,205	1,419	174	1,558	3,151
Amount due to related parties	967	—	—	967	262	6	—	268
	3,706	154	1,312	5,172	1,681	180	1,558	3,419
Non-current liability
Borrowings	24,034	1,321	15,109	40,464	22,456	1,128	12,529	36,113
Others	—	58	941	999	—	136	967	1,103
	24,034	1,379	16,050	41,463	22,456	1,264	13,496	37,216
Net assets (liabilities)	666	3,614	9,843	14,123	1,890	3,157	9,681	14,728

		Year ended December 31,
	RisenSky 2017	1091187 2017	1088526 2017	Aggregate 2017	RisenSky 2018	1091187 2018	1088526 2018	Aggregate 2018
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Revenue	3,840	709	3,268	7,817	3,978	707	3,201	7,886
Profit for the year	1,076	134	(240)	970	1,293	164	286	1,743
Group’s share of profit of associates of the year	—	—	—	—	—	78	111	189
Group’s share of profit of associates of the year not recognized	323	22	(43)	302	388	—	—	388
Group’s share of other comprehensive income of associates	—	—	—	—	—	—	—	—

The Group’s share of profit of the associates recognized in year 2018 includes 30% proportion of profits from 1088526 B.C. Ltd and 1091187 B.C. Ltd. The Group determines the proportion according to the agreement in which a proportion for profit distribution was set.

23. FINANCIAL ASSETS AND LIABILITIES

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Year ended December 31, 2018
	Amortized cost	FVTPL	Total
	Thousand USD	Thousand USD	Thousand USD
Cash and cash equivalents	43,831	—	43,831
Restricted Cash	44,182	—	44,182
Trade and other receivables (Note 16)	13,760	—	13,760
Contract assets (Note 5)	731		731
Amounts due from related parties (Note 15)	1,539	19,939	21,478
Other non-current assets (Note 25)	8,216	5,636	13,852
Total	112,259	25,575	137,834

	Year ended December 31, 2018
	Amortized cost	FVTPL	Total
	Thousand USD	Thousand USD	Thousand USD
Trade and other payables (Note 26)	22,255	—	22,255
Amounts due to related parties (Note 27)	211	—	211
Current borrowings (Note 28)	49,700	—	49,700
Other current liabilities (Note 29)	—	130,323	130,323
Non-current borrowings (Note 28)	207,057	—	207,057
Other non-current liabilities (Note 30)		59,992	59,992
Total	279,223	190,315	469,538

The financial instrument classifications in the prior period are in accordance with IFRS 9 as follows:

	Balance at January 1, 2018
	Amortized cost	FVTPL	Total
	Thousand USD	Thousand USD	Thousand USD
Cash and cash equivalents	46,084	—	46,084
Restricted Cash	40,716	—	40,716
Trade and other receivables (Note 2.1)	21,106	—	21,106
Amounts due from related parties (Note 2.1)	2,740	19,172	21,912
Other non-current assets (Note 2.1)	9,167	—	9,167
Total	119,813	19,172	138,985

See note 2.1 the effect to the classification or measurement of financial assets of the application of IFRS 9 at January 1, 2018.

	Balance at January 1, 2018
	Amortized cost	FVTPL	Total
	Thousand USD	Thousand USD	Thousand USD
Trade and other payables (Note 26)	26,644	—	26,644
Current borrowings (Note 28)	19,702	—	19,702
Other current liabilities (Note 29)		120,820	120,820
Non-current borrowings (Note 28)	230,027	—	230,027
Other non-current liabilities (Note 30)	—	57,885	57,885
Total	276,373	178,705	455,078

There has no effect to the classification or measurement of financial liabilities of the application of IFRS 9 at January 1, 2018.

24. DEFERRED TAX ASSETS

The principal components of the deferred income tax assets and liabilities are as follows:

		Fair value change of	Unrealized gain on	Depreciation of
	Tax losses	financial instruments	inter-group sales	solar parks	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At January 1, 2017	864	917	10,456	(2,986)	9,251
Deferred tax assets	864	917	10,456	(2,656)	9,581
Deferred tax liabilities	—	—	—	330	330
Credit (charge) to profit or loss	286	11,325	(1,843)	1,668	11,436
Exchange differences	1	41	(7)	(6)	29
At December 31, 2017	1,151	12,283	8,606	(1,324)	20,716
Deferred tax assets	1,151	12,283	8,606	1,460	23,500
Deferred tax liabilities	—	—	—	2,784	2,784
Credit (charge) to profit or loss	(377)	5,226	1,772	1,393	8,014
Reclassified to held-for-sale	—			186	186
Exchange differences	28	213	216	(150)	307
At December 31, 2018	802	17,722	10,594	105	29,223
Deferred tax assets	802	17,722	10,594	3,264	32,382
Deferred tax liabilities	—	—	—	3,159	3,159

As at December 31, 2018, unrecognized deferred tax assets amount to 81.1 million and 17.7 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business losses, depreciation carry forwards and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

In millions
2018.12.31
2019	0.31
2020	0.08
2021	0.22
2022	2.97
2023	2.42
Thereafter	11.70

25. OTHER NON-CURRENT ASSETS

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Long-term loan to a third party(b)	7,974	7,525
Long term deposits relate to IPP solar parks (a)	1,660	1,089
Financial Instruments(c)	—	5,636
Allowance for expected credit losses(d)	—	(398)
Financial assets	7,974	13,852

Long-term Prepayments	1,411	1,246
Non-financial assets	1,411	1,246
	11,045	15,098

(a)   The balance of long term deposits for land rental related to the IPP solar parks in Japan were USD1.7 million and USD 1.1 million as at December 31, 2017 and 2018, respectively.

(b)   The loan to a third party represents the USD 8.0 million and USD 7.1 million long-term note receivable as at December 31, 2017 and 2018, respectively, which was obtained in connection with the acquisition of a subsidiary in the USA in 2016 which holds 23MW of solar parks. The note receivable bears annual interest of 1% and is with principle payment schedule from 2018 to 2041.

(c)   During the years ended December 31, 2017, the group entered into another loan agreement totaling approximately USD 20.2 million, which provides for a floating interest rate equal to Prime H.15 for the loans, and interest swap arrangements allow the Group to swap the variable rates to fixed interest rates equal to 5%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swaps, which amounted to USD 224 thousand gain was recognized in the other losses for the year ended December 31, 2018.

Notional amount	Maturity	Swaps
USD 20,200,000 (Note 30(c))	December 8, 2027	From 3-month-USD Prime H.15 to 5%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate	Notional principal value	Fair value assets
USA	2018/12/31	2018/12/31	2018/12/31
	%	Thousand	Thousand
From 2014 to 2019	5.00	20,200	224

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Japan and USA. The Group will settle the difference between the fixed and floating rate on a net basis.

On March 30, 2018, the company cooperated with Renova, a listing company in Japan, and NEC Capital, and invested to a 40.8 MW project in Japan, And the company invested JPY 529 million (USD 4.8 million) for 45% distribution of profit or loss. The carrying amount as at December 31, 2018 was USD 5.4 million, with gain of fair value movement USD 579 thousand during the year of 2018.

(d) Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

At December 31,
2018
Thousand USD
Balance at beginning of year	—
Effect of IFRS9 as at January 1, 2018	467
Adjusted balance at 1 January 2018	467
Provisions recognized on receivables	(69)
Exchange difference	—
Balance at end of the year	398

See accounting policies in Notes 3.20.3. The effect of initially applying IFRS 9 is described in Note 2.1.

Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

26. TRADE AND OTHER PAYABLES

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Trade payables(Note a)	22,613	17,597
Other payables	4,031	4,658
Warranty provision to customers for supply of modules	24	—
Other accrued expenses	711	4,310
Other tax payables(Note b)	1,410	4,104
Advances from customers	254	1,303
	29,043	31,972

The credit periods on purchases of goods range from three months to a year.

(a)         The trade payable balance included the EPC construction payable of USD 13.3 million in Japan as of December 31, 2018.

(b)         The other tax payables included USD 3.7 million business tax accrued in Japan as of December 31, 2018.

Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Balance at beginning of year	332	24
Provided for the year	—	—
Reversal for the year	(308)	(24)
Balance at end of the year	24	—

The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the period of warranties has expired and the Group has not experienced any significant claims.

27. AMOUNTS DUE TO RELATED PARTIES

		At December 31,
	Notes	2017	2018
		Thousand USD	Thousand USD
Current
Non-Trade
Sky Solar New Energy Investment Ltd.	a	—	150
Beijing Sky Solar Investment Management Co., Ltd.	b	28	61
		28	211
		28	211

Notes:

(a)       On May 24, 2018, the company entered a lawsuit for the deposit of CNY 1 million for a project investment in China paid by Sky Solar New Energy Investment Ltd on behalf of the company. The balance was settled with Sky Solar New Energy Investment Ltd on April 3, 2019, and the lawsuit has been withdrawn as at the date of this report.

(b)       The entity is controlled by Mr. Su as at December 31, 2016 and 2017. During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. The amount is a result of the licensed trademark used.

28. BORROWINGS

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Bank borrowings (a)	151,648	145,779
Other borrowings (b)	98,081	110,978
	249,729	256,757
Secured (d)	244,030	252,896
Unsecured (d)	5,699	3,861
	249,729	256,757
Variable-rate borrowings (c)	95,216	116,792
Fixed-rate borrowings (c)	154,513	139,965
	249,729	256,757
Carrying amount repayable:
Within one year	19,702	49,700
More than one year but not exceeding two years	17,593	14,821
More than two years but not exceeding five years	46,881	44,366
More than five years	165,553	147,870
	249,729	256,757
Less: amounts repayable within one year shown under current liabilities	19,702	49,700
Amounts shown under non-current liabilities	230,027	207,057

(a)  The balance of the bank borrowings as of December 31, 2017 and 2018 mainly include the bank borrowings in Japan, the United States and Uruguay.

(b)  The balance of the other borrowings as of December 31, 2017 and 2018 mainly include the borrowings in Japan.

(c)          The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech and Uruguay plus margin as at December 31, 2017 and 2018.

The effective interest rates on the Group’s borrowings as at December 31, 2017 and 2018 are as follows:

	At December 31,
	2017	2018
Effective interest rate:
Fixed-rate borrowings	3.52%	3.18%
Variable-rate borrowings	4.82%	5.02%

(d)         Details of this pledge are set out in note 20(1).

29. OTHER CURRENT LIABILITIES

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Financial liabilities designated as fair value through profit or loss
Transaction (a)	120,820	121,940
Transaction (Note 30(b))	—	8,383
As at December 31	120,820	130,323

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

The fair value of the financial liabilities were USD80,107 thousand as at December 31, 2016, and was estimated based on the anticipated operating results and cash flows generated by the related solar parks. The assumptions used in the fair value evaluation are disclosed in note 34. During the year ended December 31, 2016, a loss associated with the change in fair value and extinguishment associated with the original silent partnership agreement was recognized in other loss of USD2,764 thousand.

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

On June 25, 2018, the Silent Partner filed a law suit against SSJ, which alleged that there were significant difference in the understandings of the silent partnership and purported to seek certain damages. In December, 2018, SSJ and Sky international Enterprise Group Ltd. have entered into a TK Interest Settlement Agreement amounting to JPY 15.4 billion (USD 140.1 million)with Silent Partner and Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Settlement Agreement, we made a payment of JPY 2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Settlement Agreement, and an additional JPY 13.4 billion (US$121 million) has been paid on March 29, 2019, and the silent partnership been terminated. The Group recorded a carrying amount of fair value of JPY 13.4 billion (US$121 million) as of December 31, 2018, and a loss of USD16.6 million associated with change of the fair value was recorded accordingly.

The movement of the balance is as follows:

	At December 31,
	2017	2018
	Thousand USD	Thousand USD
Financial liabilities designated as fair value through profit or loss
As at January 1,	80,107	120,820
Fair value effect during the year	37,918	16,605
Repayment of principal Interest paid back for distribution	—	(18,200)
Exchange difference	2,795	2,715
As at December 31,(Note a)	120,820	121,940

30. OTHER NON-CURRENT LIABILITIES

	December 31,
	2017	2018
	Thousand USD	Thousand USD

Financial liabilities designated as fair value through profit or loss
Transaction (a)	1,253	1,378
Transaction (b)	55,426	57,487
Held for trading derivatives not designated in hedge accounting relationships (c)	1,128	1,127
Asset retirement obligation (d)	12,251	12,454
Others	78	—
	70,136	72,446

(a)     During the year ended December 31, 2015, three subsidiaries of SSJ, which holds four IPP solar parks, entered into silent partnership agreements with JA Mitsui Lease (the “JAML”). JAML provided approximately JPY63 million (USD519 thousand) in cash at the inception of the agreements, which amounted to 10% portion of total contributions in each subsidiaries, and in return are entitled to receive return in the next 15 years from the date of agreements based on an amount specified in accordance with formulas in the agreements. The fair value of this instrument is estimated based on the anticipated operating results and cash flows generated by the related solar parks for the contractual period of 15 years. The carrying amount of financial liabilities are USD1,253 thousand and USD1,378 thousand as at December 31, 2017 and 2018 with a loss associated with a change in fair value to the other loss of USD 396 thousand in 2017 and other loss of USD 88 thousand in 2018. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

The movement of the balance is as follows:

	2017	2018
	Thousand USD	Thousand USD
As at January 1,	829	1,253
Repayment	—	(2)
Fair value effect during the year	396	88
Exchange difference	28	39
As at December 31,	1,253	1,378

(b)          On September 18, 2015, the Group’s wholly-owned subsidiary Energy Capital Investment S.a.r.l (“ECI”), and a third party Hudson Solar Cayman, LP (“Hudson”), a private equity and infrastructure firm entered into strategic partnership agreements to fund solar projects in Latin America. As part of this partnership, Hudson will invest USD50 million by way of the convertible notes issued by ECI for the constructions of solar projects in Chile and Uruguay, and then they will receive a 49 percent non-controlling equity in these projects upon their completion if it elects to convert the outstanding principal and interest on the notes into such equity interest. On July 15, 2016, the agreement was amended to change the underlying projects from those in Chile to US. As of December 31, 2018, USD48.2 million has been funded under this arrangement.

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

On January 22, 2019, Hudson sent a notice of acceleration declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson has also sent a demand on guaranty to the group and certain of its subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015, and has initiated proceedings in some of the jurisdictions where the group’s business or subsidiaries are located to enforce the collaterals. On February 8, 2019, Hudson filed an action in New York Supreme Court seeking to enforce certain guaranties related to the Note Purchase Agreement against certain members of the group. The group intends to vigorously defend against Hudson’s other actions and proceedings in order to minimize interruptions to its business and operations. Due to the above situation, the possibility of equity conversion is quite low, so as at 31 December, 2018, Hudson note fair value was calculated based on the fair value of future repayment of principal and interest.

The Group accounted for the Hudson notes agreement as a financial liability designated as fair value through profit or loss (“FVTPL”) in accordance with IAS39. The fair value on initial recognition is the transaction price. For the year ended December 31, 2017 and 2018, a loss of USD791 thousand and a loss of USD8.9 million was recognized in other losses respectively.

The movement of the balance is as follows:

	2017	2018
	Thousand USD	Thousand USD
As at January 1,	51,143	55,426
Interest addition during the year	5,756	6,510
Fair value effect during the year	791	8,914
Less: repayment during the year	(2,264)	(4,980)
As at December 31,	55,426	65,870
Less: amounts repayable within one year shown under current liabilities(Note 29)	—	8,383
Amounts shown under non-current liabilities	55,426	57,487

(c)     During the year ended December 31, 2015, SSJ entered into two loan agreements totaling approximately JPY 2,300 million (USD19.1 million) in support of its business development. The loan agreements provide for a floating interest rate equal to 6-month Tokyo Interbank Offered Rate (“TIBOR”) plus 2.2%. To manage the interest rate exposure, SSJ entered into interest swap arrangements for the same period of the loan to swap the floating rate to a fixed interest rate equal to 3.16% and 3.08%.

During the years ended December 31, 2016, SSJ entered into one loan agreement totaling approximately JPY 1,570 million (USD13.5 million) in support of its business development. The loan agreement provides for a floating interest rate equal to 6-month TIBOR plus 2%. SSJ had interest swap arrangement for the same period of the loan to swap fixed interest rate equal to 2.68%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swap, which amounted to a gain of USD204 thousand and a loss of USD30 thousand was recognized during the year ended December 31, 2017 and 2018 respectively.

The major terms of these contracts are as follows:

Notional amount	Maturity	Swaps
JPY 547,200,000	May 23, 2031	From 6-months JPY TIBOR+2.2% to 3.16%
JPY 1,752,800,000	May 31, 2032	From 6-months JPY TIBOR+ 2.2% to 3.08%
JPY 1,570,000,000	November 30, 2032	From 6-months JPY TIBOR+ 2% to 2.68%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
Japan	2018/12/31	2017/12/31	2018/12/31	2017/12/31	2018/12/31	2017/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2032	2.93	2.93	35,217	34,443	1,117	1,064

The movement of the balance is as follows:

	2017	2018
	Thousand USD	Thousand USD
As at January 1,	1,255	1,064
Fair value effect during the year	(204)	30
Exchange difference	13	23
As at December 31,	1,064	1,117

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

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swaps, which amounted to USD 3 thousand loss and USD 54 thousand gain was recognized in the other losses for the year ended December 31, 2017 and 2018 respectively.

Notional amount	Maturity	Swaps
USD 2,000,000	June 30, 2026	From 3-month-USD Prime H.15 to 6%
USD 20,200,000 (Note 25)	December 8, 2027	From 3-month-USD Prime H.15 to 5%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
USA	2018/12/31	2017/12/31	2018/12/31	2017/12/31	2018/12/31	2017/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	5.09	5.09	2,000	19,764	10	64

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Japan and USA. The Group will settle the difference between the fixed and floating rate on a net basis.

The movement of the balance is as follows:

	2017	2018
	Thousand USD	Thousand USD
As at January 1,	139	64
Repayment	(78)	—
Fair value effect during the year	3	(54)
As at December 31,	64	10

(d)     The asset retirement obligation liability reflects the present value of estimated cost of decommissioning associated with long-lived assets at a future date. The liabilities incurred, including those from acquisition, are USD 4.8 million for the year ended December 31, 2017, and a negative USD 54 thousand for the year ended December 31, 2018. The accretion expenses are USD 108 thousand and USD 1,312 thousand for the year ended December 31, 2017 and 2018, respectively.

31. SHARE CAPITAL

	Number of shares	Share capital
		Thousand USD
The Company
Ordinary shares of USD0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014 and 2015	390,026,670	5
Issued:
On July 15, 2016	29,519,844	3
On December 31, 2016, 2017 and 2018	419,546,514	8

During the year ended December 31, 2016, the Group issued 29,519,844 restricted ordinary shares to SunPeak Universal Holdings, Inc. as part of the consideration to acquire 23 solar parks in USA (note 20 (1)). The par value and fair value of shares issued was USD 2,952 and USD10, 147,446 as of the acquisition date.

As of December 31, 2017 and 2018, the Group had 940,000 and 940,000 ordinary shares respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

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

The number of share options outstanding at the beginning and end of 2016, 2017 and 2018 was 729,000, and vested and exercisable at the end of 2016, 2017 and 20187 were 729,000, 729,000 and 729,000 respectively. The weighted average remaining contractual life as at December 31, 2018 was 1.05 years.

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

For the year ended December 31, 2016, 2017 and 2018, the fair values recognized in relation to the restricted shares amounted to approximately USD997 thousand, negative USD223 thousand and nil, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Cost of sales	—	—	—
Administrative expenses	997	(223)	—
	997	(223)	—

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

On December 30, 2018, SCE disposed GRANSOLAR CUBIERTAS 3, S.L.U (“GSC3”) and GRANSOLAR CUBIERTA 7, S.L.U (“GSC7”), two of its subsidiaries, which were in a net asset position, to three third parties for EUR 796 thousand (USD 911 thousand) and recognized a loss of USD 1.3 million.

Thousand USD
Current Assets	111
Cash and cash equivalents	64
Trade and other receivables	48
Deferred tax assets	—
Non-current Assets	2,418
IPP solar parks	2,415
Intangible assets	3
Current Liabilities	(127)
Trade and other payables	(103)
Tax payable	(14)
Borrowings	(10)
Non-current Liabilities	(177)
Deferred tax liabilities	(177)
Net assets disposed of	2,225

Loss on disposal of a subsidiary is as follows:

Thousand USD
Cash Consideration received	911
Cash receivable	64
Net assets disposed of	(2,225)
Exchange difference	(38)
Loss on disposal of a subsidiary	(1,288)

Net cash outflow on disposal of a subsidiary is as follows:

Thousand USD
Cash and cash equivalent balances disposed of	64
Cash received as consideration	—
Net cash outflow arising on disposal	64

34.  FINANCIAL INSTRUMENTS

(a)         Categories of financial instruments

	Year ended December 31,
	2017	2018
	Thousand USD	Thousand USD
Financial assets:
Assets at amortized cost:
Other non-current assets (Note 25)	9,634	8,216
Amounts due from related parties (Note 15)	22,345	1,539
Contract Assets	—	731
Trade and other receivables (Note 16)	22,150	13,760
Restricted cash	40,716	44,182
Cash and cash equivalents	46,084	43,831
Assets at FVTPL:
Amounts due from related parties (Note 15)	—	19,939
Other non-current assets (Note 25)	—	5,636
Total financial assets	140,929	137,834
Financial liabilities
Liabilities at amortized cost:
Trade and other payables	26,644	22,255
Amounts due to related parties	—	211
Borrowings	249,729	256,757
Total liabilities at amortized cost	276,373	279,223
Liabilities at FVTPL:
Other Current liabilities	120,820	130,323
Other non-current liabilities	57,885	59,992
Total liabilities at FVTPL	178,705	190,315

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

Currency risk

Certain monetary assets and liabilities of the Group’s subsidiaries denominated in currencies other than the functional currency USD, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2017	2017	2017	2018	2018	2018
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
	Denominated in Euro	Denominated in JPY	Denominated in CAD	Denominated in Euro	Denominated in JPY	Denominated in CAD
Cash and cash equivalents	7,717	21,673	824	5,862	26,672	571
Restricted cash	952	26,537	470	937	30,606	431
Trade and other receivables and contract assets (a)	8,428	7,025	292	3,787	4,605	1,037
Amount due from related parties	9,695	—	—	1,533	—	6
Other non-current assets	—	—	—	—	6,821	—
Total financial assets	26,792	55,235	1,586	12,119	68,704	2,045
Trade and other payables	5,129	10,076	362	3,457	14,533	444
Borrowings	17,152	118,233	—	14,667	131,036	—
Amounts due to related parties	—	—	—	—		—
Other financial liabilities	—	123,136	—	—	124,435	—
Total financial liabilities	22,281	251,445	362	18,124	270,004	444

(a)         Trade and other receivables include only trade receivables, other receivables and deposits. Due to the influence of updated IFRS 9, the balance of trade and other receivables and contract assets as December 31, 2018 has been declining sharply comparing to that as December 31, 2017.

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

	Year ended December 31,
	2017	2018
	Thousand USD	Thousand USD
EURO	523	(306)
CAD	142	81
JPY	(22,760)	(10,245)

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

If the interest rate on bank and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, the post-tax profit of the Group would increase/decrease by approximately USD268 thousand and USD293 thousand for the year ended December 31, 2017 and 2018 respectively.

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

The Group’s credit risk primarily relates to trade and other receivables, contract assets, other non-current assets, restricted cash, cash and cash equivalents, and amounts due from related parties. The management of the Company generally grants credit only to customers and related parties with good credit ratings and also closely monitors overdue debts.

Trade receivables and contract assets

The credit risk of the Group as at December 31, 2017 is concentrated on trade receivables from electricity companies in Japan, Europe, USA and Uruguay, that amounted to approximately USD8.0 million and accounted for 78.4% of the Group’s total trade receivables. The credit risk of the Group as at December 31, 2018 is concentrated on trade receivables and contract assets from electricity companies in Japan, Europe and USA, that amounted to approximately USD5.8 million and accounted for 73.0% of the Group’s total trade receivables.

The Group applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables and contract assets as these items do not have a significant financing component.

Summarized expected credit losses based on aging of trade receivables and contract assets for the year ended December 31, 2018 and 2017 respectively are:

Expected credit losses for trade receivables and contract assets as at December 31, 2018
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
1	25	41	132	4	20	—	223

Expected credit losses for trade receivables and contract assets as at December 31, 2017
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
1	45	—	—	136	1	—	183

In measuring the expected credit losses, the trade receivables and contract assets have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

The expected loss rates are based on historical observed default rate, discount factor, forward looking estimates and expected default rate. The rates are adjusted to reflect current and forwarding looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The group has identified gross domestic product (GDP) and unemployment rates of the countries in which the customers are domiciled to be the most relevant factors and according adjusts historical loss rates for expected changes in these factors. However given the short period exposed to credit risk, the impact of these macroeconomic factors has not been considered significant within the reporting period.

Trade receivables and contract assets are written off (i.e. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Group on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery.

Deposits and debt investments

The Group applies the IFRS 9 ECL model of recognizing expected credit losses.

Summarized expected credit losses based on aging of short-term deposits and debt investments for the year ended December 31, 2018 and 2017 respectively are:

Expected credit losses for short-term deposits and debt investments as at December 31, 2018
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
16	63	6	6	292	23	1,227	1,633

Expected credit losses for short-term deposits and debt investments as at December 31, 2017
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
41	—	310	502	8	—	—	861

Summarized expected credit losses based on aging of long-term deposits and debt investments for the year ended December 31, 2018 and 2017 respectively are:

Expected credit losses for long-term deposits and debt investments as at December 31, 2018
<180 days	181-360 days	1 - 2 years	2 - 3 years	3-4years	4-5years	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
—	1	—	4	5	388	398

Expected credit losses for long-term deposits and debt investments as at December 31, 2017
<180 days	181-360 days	1 - 2 years	2 - 3 years	3-4years	4-5years	Total
Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
1	1	4	5	7	449	467

Amount due from related parties

The credit risk of the Group as at December 31, 2018 and 2017 on balances with related parties is concentrated on two related parties, which are engaged in solar industry in the People’s Republic of China (“PRC”) and overseas countries and amounted to approximately USD19.9 million and USD20.9 million, representing 92.8% and 93.3%, respectively, of the Group’s total balances from related parties.

The Group uses more forward-looking information to recognize expected credit losses instead of IAS 39’s ‘incurred loss model’.

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

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2017
Trade and other payables	N/A	26,644	—	—	—	26,644	26,644
Amounts due to related parties	N/A	28	—	—	—	28	28
Borrowings— variable rate	4.82%	4,854	8,173	8,164	118,998	140,189	95,216
Borrowings— fixed rate	3.52%	14,848	17,527	15,611	146,977	194,963	154,513
		46,374	25,700	23,775	265,975	361,824	276,401
At December 31, 2018
Trade and other payables	N/A	22,255	—	—	—	22,255	22,255
Amounts due to related parties	N/A	211	—	—	—	211	211
Borrowings— variable rate	5.02%	6,794	11,742	11,742	133,006	163,284	116,792
Borrowings— fixed rate	3.18%	42,906	9,935	9,935	109,386	172,162	139,965
		72,166	21,677	21,677	242,392	357,912	279,223

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Group’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2017 and 2018 for arrangements with the Parties defined in details in note 29 and note 30, as at December 31, 2017 and 2018. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Group expects to settle. The liquidity analysis for the Group’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
At December 31, 2017
Other Current liabilities	15%	120,820	—	—	—	120,820	120,820
Other non-current liabilities	10.99%	5,310	8,420	8,440	132,234	154,404	57,885
		126,130	8,420	8,440	132,234	275,224	178,705
At December 31, 2018
Other Current liabilities	15%	130,323	—	—	—	130,323	130,323
Other non-current liabilities	11.88%	1,332	8,497	8,477	124,113	142,419	59,992
		131,655	8,497	8,477	124,113	272,742	190,315

Fair value measurements

Financial assets and financial liabilities measured at fair value in the statement of financial position are grouped into three levels of a fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3: unobservable inputs for the asset or liability.

The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorized (levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

Financial assets	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs

1) Amounts due from related parties- non-current	Amounts due from related parties — non-current—USD5,050 thousand as of December 31, 2018.(Note a)	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 3% per annum. (Note b) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries

2) Amounts due from related parties-current	Amounts due from related parties - current—USD14,889 thousand as of December 31, 2018.(Note a)	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

3) Other non-current assets	Other non-current assets—USD5,412 thousand as of December 31, 2018.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 17.52% per annum. (Note c) Estimated net change in electricity income and direct costs was taken into account management’s experience and knowledge of market conditions of the specific industries

(a)         The amounts due from related parties are regarded as amortized cost financial assets in 2017 under IAS 39, due to the adoption of IFRS 9 in 2018, the Group reclassified these amount into FVTPL. The detail impact of the reclassification can be referred to Note 2.1.

(b)         A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of amounts due from related parties- non-current by approximately USD57 thousand as at December 31, 2018.

(c)          A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current assets by approximately USD180 thousand as at December 31, 2018.

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs

1) Other Current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 29)	Other non-current liabilities—USD120,820 thousand as of December 31, 2017 and Other current liabilities—USD121,940 thousand as of December 31, 2018, respectively.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 6% and 6% per annum for year 2017 and 2018, respectively. Estimated net change in electricity income and direct costs was taken into account based on management’s experience and knowledge of market conditions of the specific industries.

2) Other non-current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 30)	Other non-current liabilities—USD1, 253 thousand and USD1,378 thousand as of December 31, 2017 and December 31, 2018, respectively.	Level 3

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

3) Other current and non-current liabilities classified as other financial instruments in the consolidated statement of financial position (Note 30)

The total number of the balance was USD55,426 thousand and USD65,870 thousand as of December 31, 2017 and December 31, 2018. Other current liabilities shows as USD 8,383 thousand and Other non-current liabilities was 57,487 thousand as of December 31, 2018.

Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 10.8% and 12% for year 2017 and 2018 respectively. (Note 2)

4) Interest rate swaps not designated in hedge accounting relationships (Note 30)	Other non-current liabilities— USD1,064 thousand and USD1,117 thousand as at December 31, 2017 and December 31, 2018.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

5) Interest rate swaps not designated in hedge accounting relationships (Note 25, 30)

Other non-current liabilities—USD64 thousand and USD10 thousand as at December 31, 2017 and December 31, 2018.

Other non-current assets include an interest rate swap asset of USD224 thousand as at December 31, 2018, which was a swap liability included in non-current liability as at December 31, 2017.

Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

Note:

(1)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD32 thousand and USD31 thousand as at December 31, 2017 and December 31, 2018, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by USD63 thousand and USD63 thousand as at December 31, 2017 and December 31, 2018, respectively.

(2)                                 A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD510 thousand and USD1,973 thousand as at December 31, 2017 and December 31, 2018, respectively.

The management of the Group considers that the carrying amounts of the other financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2016, December 31, 2017, and December 31, 2018.

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

35.                 DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

During the two years ended December 31, 2017 and December 31, 2018, The Company had direct and indirect interests in the following subsidiaries:

					Proportion of
					nominal value
					of issued share
					capital/registered
					capital held by
		Establishment			the Company		Principal
Name	Region	date	Currency	Share capital	2017.12.31	2018.12.31	activities
Sky Solar Bulgaria Co EOOD	Bulgaria	02/07/2009	BGN	2,364,800	100	100	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Clean Energy Ltd.	Canada	13/04/2009	CAD	100,000	100	100	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Moktap Holdings Ltd.	Cyprus	09/03/2011	EUR	1,800	100	100	Holding entity
Sky Development Renewable Energy Resources S.A.	Greece	02/12/2009	EUR	1,260,000	100	100	Operating entity engaged in the construction, installation and management of solar parks
Sky International Enterprise Group Ltd.	Hong Kong	23/11/2007	HKD	10,000	100	100	Holding entity
Sky Solar Japan K.K.	Japan	16/10/2009	JPY	89,100,000	100	100	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	28/09/2009	EUR	12,500	100	100	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	18/05/2010	EUR	12,500	100	100	Holding entity
Energy Capital Investment S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Energy Capital Investment II S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Sky Solar Iberica S.L.	Spain	03/12/2009	EUR	1,200,000	100	100	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Capital America Inc. (Note b)	USA	23/07/2015	USD	1	100	100	Operating entity engaged in the development of solar parks

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

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Minimum lease payments paid under operating leases	4,040	4,283	2,957

At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Within one year	4,468	4,420	3,240
In the second to fifth years inclusive	15,154	15,266	12,044
Over five years	79,172	44,594	32,495
	98,794	64,280	47,779

The Group as lessor

Operating leases relate to the investment property owned by the Group with lease term of 20 years. The lessee does not have an option to purchase the investment property at the expiry of the lease period. At the end of each reporting period, the Group had non-cancellable operating lease receivables as follows:

	At December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Within one year	196	195	224
In the second to fifth years inclusive	782	780	896
Over five years	2,585	3,338	2,518
	3,563	4,313	3,638

37.                 CAPITAL COMMITMENT

	At December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	90,430	34,279	30,872

38.                 RETIREMENT BENEFIT SCHEMES

The Group operated defined contribution schemes for its qualifying employees.

The total costs charged to profit or loss of approximately USD816 thousand, USD627 thousand and USD1,303 thousand represent contributions payable to these schemes by the Group in the year ended December 31, 2016, 2017 and 2018, respectively. As at December 31, 2017 and 2018, contributions of nil and nil due in respect of the year ended December 31, 2017 and 2018 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

39.                 RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)                                      Sales to related parties

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
1088526 B.C.Ltd and its subsidiaries	—	—	7
RisenSky Solar and its subsidiaries	254	277	278
1091187 B.C.Ltd and its subsidiaries	—	—	30
Oky Solar Holdings and its subsidiaries	525	—	—
Sky Global Solar S.A.	9	9	9
	788	286	324

(b)                                        Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Short-term benefits	1,630	2,049	2,411
Retirement benefit scheme contributions	99	149	142
Share-based payment expense	646	112	—
	2,375	2,310	2,553

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(c)                                        Interest charged by Sky Solar (Hong Kong) International at a rate of 12% per annum.

	Year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Sky Solar (Hong Kong) International Co., Ltd.	292	—	—
	292	—	—

(d)                                       During the year ended December 31, 2013, the Group obtained, under a license agreement entered into between the Group and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of HK$10 million (approximately US$1.3 million) and 0.05% of gross revenue of the Group from the year ended December 31, 2014 onwards. During the year ended December 31, 2017 and 2018, the Group has accrued approximately USD28 thousand and USD32 thousand using this trademark, respectively.

40.            SUBSEQUENT EVENTS

In March 2019, Mr. Su entered a stock purchase agreement to sell all his ordinary shares of our Group in the form of ADSs to a Japan investor, and he paid back the amount due to the Group USD 14.9 million. The share delivery has not completed by the end of this report.

On January 22, 2019, Hudson sent a notice of acceleration declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson has also sent a demand on guaranty to the Company and certain of its subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015, and has initiated proceedings in some of the jurisdictions where the Company’s business or subsidiaries are located to enforce the collaterals. On February 8, 2019, Hudson filed an action in New York Supreme Court seeking to enforce certain guaranties related to the Note Purchase Agreement against certain members of the group (including Sky Solar). The company believes Hudson improperly and prematurely exercised its rights to enforce its share pledge for Energy Capital Investment S.à.r.l., its 100% owned subsidiary Renewable Capital Investment 2 S.L and its five consolidated Uruguay special purpose vehicle subsidiaries and intends to vigorously defend against Hudson’s other actions and proceedings in order to minimize interruptions to our business and operations.