Form 20-F
period 2019-12-31
Sky Solar Holdings, Ltd.
filed 2020-05-19
CIK 1594124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………..

For the transition period from                   to

Commission file number 001-36703

Sky Solar Holdings, Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 417, 4th Floor, Tower Two Lippo Centre
89 Queensway, Admiralty
Hong Kong Special Administrative Region
People’s Republic of China

(Address of principal executive offices)

Contact Person: Dr. Hao Wu

Principal executive officer

Phone: +852 3960 6548

Facsimile:  +852 3180 9399

Address: Unit 417, 4th Floor,

Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one (1) American depositary share representing twenty (20) ordinary shares, par value US$0.0001 per share)	SKYS	NASDAQ Stock Market LLC (the NASDAQ Capital Market)
Ordinary shares, par value US$0.0001 per share*

* Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

419,546,494 ordinary shares were issued and outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒ No

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

☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

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

☐ Yes ☐ No

EXPLANATORY NOTE

Sky Solar Holdings, Ltd. (“Sky Solar”) is filing its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), pursuant to the Securities and Exchange Commission (the “SEC”) Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465).

As set forth in Sky Solar’s current report on Form 6-K as furnished with the SEC on April 29, 2020, the filing of this Annual Report was delayed due to circumstances related to a novel strain of coronavirus, or COVID-19, which has spread throughout China and other parts of the world, including Shanghai, Tokyo, Sofia and Toronto, where Sky Solar’s books, records and employees who are responsible for the preparation of its financial statements are located. Sky Solar has been following the recommendations of local health authorities to minimize exposure risks for its employees, including the temporary closures of its offices, and having its employees work remotely. In addition, Sky Solar has experienced delays in receiving responses from some of its suppliers, customers, banks and other parties affected by COVID-19 to the confirmation requests by Sky Solar. As a result, Sky Solar’s books and records were not easily accessible or confirmed, resulting in delay in preparation, compilation and completion of its financial statements and Annual Report, preventing Sky Solar from timely filing the Annual Report by April 30, 2020.

SKY SOLAR HOLDINGS, LTD.

FORM 20-F ANNUAL REPORT FISCAL YEAR ENDED DECEMBER 31, 2019

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents twenty (20) ordinary shares, par value US$0.0001 per ordinary share;
•	“CAD” and “Canadian dollar” are to the legal currency of Canada;
•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“DG” are to distributed generation;
•	“EPC” are to engineering, procurement and construction services;
•	“Euro” or “ EUR” are to the legal currency of the 19 countries comprising the Eurozone;
•	“FIT” are to feed-in tariff(s);
•

“historical project affiliates” are to certain operating entities in which we have had or currently have non-controlling interests, ChaoriSky Solar Energy S.a r.l., RisenSky Solar Energy S.a r.l., China New Era International Limited, Oky Solar Holdings, Ltd., 1088526 B.C. Ltd. and its subsidiaries, 1091187 B.C, Ltd., OKY Solar 1 K.K and OKY Solar Omut K.K;

•	“HK$” are to the legal currency of the special administrative region of Hong Kong;
•	“Hudson” are to Hudson Solar Cayman, LP,
•	“IPP” are to independent power producer and refer to our business where we own and operate solar parks and derive revenue from selling electricity to the power grid;
•	“IPP solar park(s)” are to solar generators which we own for the purpose of generating income from the sale of electricity over the life of the solar park(s);
•	“JPY” and “Japanese yen” are to the legal currency of Japan;
•	“kWh” are to kilowatt hour(s);
•	“MW” are to megawatt(s);
•	“Note Purchase Agreement” are to restated note purchase agreement with Hudson as amended on July 15, 2016;
•	“O&M” are to operations and maintenance services provided for commercially operating solar parks;
•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
•	“PPA” are to power purchase agreements;
•	“PV” are to photovoltaic;
•	“RMB” and “Renminbi” are to the legal currency of China;
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

•	“Silent Partner” are to the third party investor under the two silent partnership agreements entered into by Sky Solar Japan K.K., or SSJ, on September 9, 2014;
•

“solar energy system sales” or “selling solar energy systems” refer to projects where we have derived revenue from selling permits and providing EPC services or selling commercially operational solar parks;

•

“solar parks in operation” are to solar parks that have completed construction and are selling electricity. For more information about our solar parks in operation, see “Item 4. Information on the Company — B. Business Overview —Our IPP Solar Parks.”

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

All of our ADS related numbers contained in this annual report have retroactively reflected the change of the ADS-to-ordinary-share ratio from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares effective on November 8, 2019.

We calculate the size of the PV market based on the volume of PV modules delivered to installation sites, including modules awaiting installation or connection to the power grid. Unless otherwise stated, the PV market relates to annual volume. PV panels generate direct current (“DC”) electricity, while electricity systems are based on alternating current (“AC”) electricity. The data presented in DC power numbers are, on average, greater by approximately 15% than the equivalent AC power numbers. All historical and forecast data are presented in DC power numbers. Certain reported AC power numbers have been converted to the equivalent DC power numbers. Our permits are generally calculated using AC power numbers and such AC power numbers have been converted to the equivalent DC power numbers in this annual report.

We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park. Unless specifically indicated or the context otherwise requires, capacity of a solar park in this annual report refers to attributable capacity.

The conversion of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Euros, Japanese yen, Renminbi, CAD and Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was EUR0.8907 to US$1.00, JPY108.6700 to US$1.00, RMB6.9618 to US$1.00, CAD1.2962 to US$1.00 and HK$7.7894 to US$1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Euro, Japanese yen, Renminbi and Hong Kong dollar amounts could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar- expressions. These forward-looking statements relate to, among others:

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
•

the ramifications of our recent senior management changes and the sale of our securities by our controlling shareholder, including public perception that our future direction, strategy or leadership is uncertain;

•	a putative shareholder class action against our company, our chief executive officer and chief financial officer and our directors;
•	global or national health concerns, including the outbreak of pandemic or contagious diseases such as the pandemic of coronavirus (“COVID-19”);
•	other risks outlined in our filings with the United States Securities and Exchange Commission, or the SEC, including our registration statements on Form F-1, as amended; and
•	those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report on Form 20-F.

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

The following selected consolidated statements of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of profit or loss and other comprehensive income (loss) data for the year ended December 31, 2015 and 2016 and our selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by International Accounting Standards Board.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.”

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Loss)

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands, except for per share information or as otherwise noted)
Revenue
Related parties	4,450	788	286	324	324
Non-related parties	42,705	65,137	56,447	64,345	48,624
Total revenue	47,155	65,925	56,733	64,669	48,948
Cost of sales and services	(18,533)	(30,911)	(23,201)	(30,262)	(21,739)
Gross profit	28,622	35,014	33,532	34,407	27,209
Impairment loss on IPP solar parks	(1,835)	(2,151)	(5,221)	(4,541)	(2,886)
Impairment loss on inventory	—	—	—	—	(152)
Provision on receivables and other non-current assets	(1,071)	—	—	(626)	(983)
Selling expenses	(1,171)	(882)	(554)	(2,610)	(1,846)
Administrative expenses	(22,556)	(29,744)	(25,110)	(27,948)	(22,462)
Other operating income	197	13,163	2,068	25,630	789
Reversal of provision for other taxes	6,025	—	—	—	—
Profit from operations	8,211	15,400	4,715	24,312	(331)
Investment income	349	498	7,891	580	688
Other losses	(6,901)	(4,971)	(39,986)	(22,397)	(1,500)
Finance costs	(3,897)	(6,368)	(12,200)	(17,330)	(15,924)
(Loss) profit before taxation	(2,238)	4,559	(39,580)	(14,835)	(17,067)
Income tax (expense) credit	684	(1,277)	6,530	(7,285)	(24,945)
(Loss) profit for the year	(1,554)	3,282	(33,050)	(22,120)	(42,012)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference	(10,310)	(57)	5,579	(3,190)	5,887
Share of other comprehensive income of associates	—	136	—	—	—
Fair value loss arising from cash flow hedges	(680)	(446)	—	—	—
Release of cumulative fair value loss from cash flow hedges upon disposal of subsidiary	—	1,126	—	—	—
Total comprehensive (loss) income	(12,544)	4,041	(27,471)	(25,310)	(36,125)
Earnings (loss) per share
Basic	0.00	0.01	(0.10)	(0.05)	(0.10)
Diluted	0.00	0.01	(0.10)	(0.05)	(0.10)
Earnings (loss) per ADS(1)
Basic	(0.08)	0.20	(2.00)	(1.05)	(2.01)
Diluted	(0.08)	0.20	(2.00)	(1.05)	(2.01)
Other Financial Data:
Adjusted EBITDA(2)	15,708	32,223	31,136	51,877	16,554

(1)

On November 8, 2019, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares each ADS represents twenty ordinary shares. For the purposes of calculating earnings (loss) per ADS, such ADS-to-ordinary share ratio changes have been retroactively reflected for all periods presented herein.

(2)	See “Adjusted EBITDA” below.

Revenue Categories

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Electricity generation income(1)	35,479	53,658	53,614	61,438	45,122
Solar energy system sales	9,392	9,711	285	198	—
Other(2)	2,284	2,556	2,834	3,033	3,826
Total Revenue	47,155	65,925	56,733	64,669	48,948

(1)	Represents revenue from selling electricity from IPP solar parks.
(2)	Represents revenue from the sale of solar modules and the provisions of O&M services.

Selected Consolidated Statements of Financial Position

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Current assets	80,973	166,168	138,402	174,720	56,762
Non-current assets	280,107	310,078	442,706	410,497	348,592
IPP solar parks	259,423	271,253	397,405	353,050	261,113
Total assets	361,080	476,246	581,108	585,217	405,354
Current liabilities	74,210	69,112	171,933	224,348	90,108
Non-current liabilities	174,151	273,212	302,947	282,662	278,183
Total equity	112,719	133,922	106,228	78,207	37,063

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

Adjusted EBITDA, as we present it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, finance costs, impairment, hedge effectiveness and fair value change of financial instruments by financial liabilities at fair value through profit or loss (“FVTPL”).

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

	As of and for the Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
(Loss) profit for the year	(1,554)	3,282	(33,050)	(22,120)	(42,012)
Adjustments:
Income tax expense (benefit)	(684)	1,277	(6,530)	7,285	24,945
Depreciation of property, plant and equipment	281	271	298	204	172
Depreciation of solar parks	9,229	14,208	14,272	19,414	11,720
Depreciation of right-of-use asset	—	—	—	—	2,135
Amortization	102	71	44	52	53
Share-based payment charged into profit or loss	1,389	997	(223)	—	—
Finance costs	3,897	6,368	12,200	17,330	15,924
Impairment loss on IPP solar parks	1,835	2,151	5,221	4,541	2,886
Impairment loss on Inventory	—	—	—	—	152
Fair value changes of financial liabilities-FVTPL	5,686	2,957	39,105	25,607	73
Fair value changes of financial assets-FVTPL	—	—	—	(814)	(962)
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	585	641	(201)	(248)	485
Reversal of provision for other taxes	(6,025)	—	—	—	—
Impairment on the receivables and other non-current assets*	1,071	—	—	626	983
Adjusted EBITDA	15,708	32,223	31,136	51,877	16,554

*	Impairment on other non-current assets included for period of 2018 and 2019 primarily related to the application of expected credit loss model is in accordance with IFRS 9.

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

Our financing parties may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons. Conversely, we may fail to fully perform our obligations due to changing market conditions or other factors. In addition, there can be no assurance that we will be able to maintain such relationships or enter into new relationships on terms or at costs that we find attractive or acceptable in a timely manner. Any deterioration in our existing relationships or failure to enter into new relationships with suitable partners on commercially acceptable terms and in a timely manner to finance our project developments may have an adverse impact on our growth prospects and future profitability.

For example, we entered into a strategic partnership agreement with Hudson in September 2015 to fund solar projects in Latin America, and to collaborate on identifying and acquiring suitable renewable assets in Japan and the United States. As we have seen a deterioration in cooperation since late 2018, it is unlikely that Hudson would be a source of additional funding, particularly while the Hudson Dispute remains unresolved. If Hudson reinstates lawsuits against us and is successful in its claims, we will be required to pay the amount as sought by Hudson and we may not have sufficient resources. As of the date of this report, Hudson has already taken enforcement action and control over certain of our subsidiaries, which together held six operating IPP solar parks with carrying amount of US$111.4 million, or 71.7 MW as of January 24, 2019. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Legal Proceedings— Hudson Dispute.” We intend to take action to regain the control of these two companies, and we are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets, but we cannot assure you that we may be successful.

Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;
•	the general condition of global equity and debt capital markets;
•	regulatory and government support in the form of tax credits, rebates, FIT price support schemes and other incentives;
•	the continued confidence of banks and other financial institutions in our company and the PV industry;
•	economic, political and other conditions in the jurisdictions where we operate;
•	global or national health concerns, including the outbreak of pandemic or contagious diseases such as the COVID-19 pandemic; and
•	our ability to comply with any financial covenants under the debt financing.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as we may need to finance the payment of outstanding principal, accrued and unpaid interest and make-whole payment amount under the Note Purchase Agreement, and continue to develop our IPP business. As of December 31, 2019, we had US$54.9 million in outstanding short-term borrowings (including the current portion of long-term borrowings) and US$148.0 million in outstanding long-term borrowings (excluding the current portion), and incurred US$15.9 million interest expense.

Our debt could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;
•	limiting our ability to obtain additional financing;
•	limiting our flexibility in planning for, or reacting to economic downturns;
•	increasing our vulnerability to changes in our business, the industry in which we operate and the general economy; and
•	potentially increasing the cost of any additional financing.

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

We recorded negative working capital as of December 31, 2019. We are in need of additional funding to sustain our business as a going concern. As of December 31, 2019, our current liabilities of US$90.1 million exceeded our current assets by approximately US$33.3 million. In 2019, we incurred net loss of US$42.0 million.

Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities and assets disposition, if required, in order to fund our working capital and capital expenditures.

In addition to the current liabilities of US$90.1 million, as of December 31, 2019, we have committed to capital expenditure of US$23.1 million relating to the construction of solar parks contracted for but not provided for in the consolidated financial statements as of December 31, 2019. Besides, Hudson accelerated the debt collection by sending a notice dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. We entered into a settlement agreement with Hudson on November 5, 2019. Under the agreement, Hudson agreed to dismiss its lawsuit and convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. We further agreed to Hudson purchasing additional equity interests in some of those project companies. These transactions would have resulted in a net payment of approximately US$18 million to us, subject to certain working capital adjustments. However, the transactions have not been closed as contemplated in the settlement agreement by the long stop date set forth in the settlement agreement despite our efforts to close the transactions. We are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Legal Proceedings.” Depending upon the potential resolution of the Hudson Dispute and the related actions and proceedings, we may need to seek additional sources of liquidity. Our principal sources of liquidity to date have been debt and equity financing, including but not limited to bank loans, convertible notes, proceeds from our IPO and cash from our operating activities.

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

We have been, and in the future may be, the target of lawsuits or other allegations by third parties, which in the past included, and may in the future include, disputes with our business and funding partners, shareholder class action lawsuits, and malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred. Hudson also sent a notice of acceleration dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the alleged outstanding principal, accrued and unpaid interest were immediately due. We dispute that amount is due. On January 22, 2019, Hudson sent a demand on guaranty to us and certain of our subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015. Hudson also initiated proceedings in some of the jurisdictions where our business, subsidiaries and guarantors are located to enforce Hudson’s collateral under the Note Purchase Agreement. Hudson exercised its purported rights to enforce its share pledge under the Note Purchase Agreement for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguayan special purpose vehicle entities were taken over by Hudson on January 24, 2019. These two subsidiaries hold six operating IPP solar parks with 71.7 MW of production capacity and carrying amount of US$111.4 million as of January 24, 2019. We have advised Hudson that it was not entitled to enforce its share pledges under the Note Purchase Agreement and further advised Hudson of its fiduciary duties in connection with Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. On February 8, 2019, Hudson filed an action captioned Hudson Solar Cayman, LP v. Sky Solar Holdings, Ltd., et al. in the Supreme Court of the State of New York, County of New York seeking summary judgment in lieu of a complaint to, among other things, accelerate amounts allegedly due under the Note Purchase Agreement and enforce certain guaranties related to the Note Purchase Agreement against Sky Solar, Sky Solar Power LTD., and Sky International Enterprise Group Limited. On March 11, 2019, we filed an opposition brief in New York Supreme Court to oppose summary judgment. On March 14, 2019, Hudson filed a reply to our opposition brief. Additional information concerning this action is publicly available in court filings under Index No. 650847/2019 (Cohen, J.). We intend to take action to regain the control of Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L., but we cannot assure you that we will be successful. In February 2019, Hudson also served statutory demands on such guarantors in the Cayman Islands, the British Virgin Islands, and Hong Kong demanding repayment of accelerated amounts allegedly outstanding under the guaranties for the Note Purchase Agreement, which demands were subsequently withdrawn in the same month. In addition, Hudson also exercised its purported rights to enforce another share pledge under the Note Purchase Agreement for Lumens Holdings 1, LLC— an entity in respect of approximately 22 MW of operating solar assets in the United States (the “Sunpeak Projects”). Thereafter, Hudson scheduled an auction of the limited liability interests in Lumens Holdings 1, LLC. We immediately informed Hudson that its enforcement of the share pledge in connection with Lumens Holdings 1, LLC and its subsequent attempt to conduct an auction for the entity’s interests was premature and improper. Consequently, Hudson postponed the auction indefinitely and indicated no auction was presently scheduled. Hudson has not proceeded with any auction as of the date of this annual report. On November 5, 2019, we entered into a without prejudice settlement agreement with Hudson, in connection with the lawsuit filed by Hudson in New York. Under the settlement agreement, Hudson agreed to dismiss its lawsuit and accordingly, on November 14, 2019, we and Hudson filed a stipulation of discontinuance without prejudice at the Supreme Court of the State of New York. Subsequently, on November 22, 2019, the Supreme Court of the State of New York ordered that Hudson’s motion for summary judgment be denied as moot and the case was disposed. Under the settlement agreement, Hudson also agreed to and convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. We further agreed to Hudson purchasing additional equity interests in some of those project companies. These transactions would have resulted in a net payment of approximately US$18 million to us, subject to certain working capital adjustments. We and Hudson also agreed to, effective upon closing of the transactions contemplated by the settlement agreement, mutually release each other from liabilities in connection with the lawsuit. Under the terms of the settlement agreement, the closing of the transactions contemplated by the settlement agreement was subject to certain conditions and the settlement agreement expired if such conditions had not been satisfied by December 16, 2019. Despite our efforts to close the transactions, the transactions remain unconsummated and the settlement agreement has expired. We are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. We cannot assure you that Hudson will not reinstate their lawsuit against us if we cannot reach a further agreement with Hudson. In addition, we will have to defend against the securities class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Class Action,” including any appeals of such lawsuit should our initial defense be unsuccessful. The total direct costs associated with these legal actions and other proceedings recorded were approximately US$1.5 million, nil and US$0.7 million for 2017, 2018 and 2019, respectively.

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

In addition, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., sent letters threatening litigation, and certain of these claimants sent emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) an alleged failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to us, and (ii) a purported improper use by Mr. Su of a proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. In March 2015, a group of former employees and shareholders of Sky Solar Holdings Co., Ltd commenced an arbitration with the Hong Kong International Arbitration Centre, or HKIAC, against our former chief executive officer and former chairman, Mr. Su, and his wholly-owned company Flash Bright Power Limited (“Flash Bright”) in connection with the restructuring of Sky Solar Holdings Co., Ltd. Sky Solar Holdings Co., Ltd is not a party to the arbitration. Since the commencement of these proceedings, three of the six claimants have withdrawn their claims. In May 2018, an unfavorable arbitral award was granted (the “HKIAC Award”). In January 2019, the claimants applied to the United States District Court Southern District of New York for an order of attachment against the personal property of our former chief executive officer and former chairman Mr. Su, including the ordinary shares and ADS held by Flash Bright, which are among the subject shares under a stock purchase agreement between, among others, Flash Bright and Japan NK Investment K.K. dated March 1, 2019. The order of attachment was granted by the court on March 19, 2019. In October 2019, the claimants and Mr. Su reached a settlement in relation to the HKIAC Award. Subsequent to the settlement, pursuant to an amended and restated stock purchase agreement dated October 21, 2019, Mr. Su completed the transaction to sell 2,600,006 ordinary shares of our company, and 107,088,104 ordinary shares of our company in the form of ADSs to Japan NK Investment K.K., through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Su. As a result, Mr. Su is no longer our controlling shareholder. Although we are not a party to these proceedings, these allegations represented a significant matter requiring close engagement by our management. It is also possible that any allegations and arbitral awards against us or our executives will be publicly disseminated through various media, including, without limitation, internet chat rooms, blogs, social networks or other websites. Any attempted enforcement of the arbitral awards or public dissemination of any of these allegations and arbitral awards by these claimants could adversely affect our business, financial conditions, results of operations, cash flows, reputation and ADS trading price.

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

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. On May 31, 2018, the National Development and Reform Commission, the Ministry of Finance and National Energy Administration of China jointly announced a new policy to lower the solar feed-in-tariff, halt subsidized utility-scale development, and implement a quota for distributed projects in China. The United States federal government currently offers an investment tax credit (“Federal ITC”) under Section 48 of the U.S. Internal Revenue Code, for the installation of commercial solar power. The Federal ITC has been reducing gradually from 2020. Compared with the current Federal ITC (30% of the cost of the system for projects which begin construction by December 31, 2019), the Federal ITC for new commercial solar energy systems is 26% and 22% for projects which began construction from January 1, 2020 to December 31, 2021, respectively, which will further decrease to 10% from 2022. Solar parks that meet the deadlines above for the commencement of construction must be placed in service before January 1, 2024 to qualify for the credits at the levels set out above. In June 2018, the Internal Revenue Service (“IRS”) released its guidance setting forth the requirements for establishing the beginning of construction for solar energy projects. Accordingly, the profitability of our new solar projects in the United States will be adversely affected by the reduction in, or the expiration of, the Federal ITC. Further, under tax reform legislation enacted in the United States in 2017, the tax rates applicable to corporations in the United States have been substantially reduced, from a maximum rate of 35% to a maximum rate of 21%. This may result in the reduced demand of investors in investments in solar parks with Federal ITC, which may in turn increase our costs of capital to be used in constructing these projects. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish our opportunities to continue to develop or acquire suitable newly developed solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social, political uncertainties and public health.

We conduct our business operations in a number of countries and, as of December 31, 2019, had completed 414.0 MW of solar parks globally. As of December 31, 2019, we owned and operated 115.1 MW of solar parks as an IPP. In addition, as of December 31, 2019, we had 23.6 MW of solar parks under construction, 80.8 MW of shovel-ready projects and 386.4 MW of solar parks in pipeline in four countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate. In addition, we have a significant presence in emerging markets in which the political, economic, legal and regulatory systems are less predictable. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities.

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

•	health epidemics, such as the COVID-19 pandemic;
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

In order to receive additional premium determined by Energy and Water Regulatory Commission (“EWRC”), the producers are required to sell the electricity produced at the free market. The EWRC may modify the determined premiums, but only once in every six months, provided that there is a material change between the estimated market price for the base energy load for that period and the estimated one for the remaining period on the free market. In a nutshell, previous FIT is replaced by the sum of free market price plus premium. The free market prices are continuously increasing recently, resulting in the increase of electricity proceeds and corresponding O&M revenue However, it may also lead to the fluctuation of the future O&M revenue in Bulgaria.

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

The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. In 2018, the U.S. imposed a series of tariffs ranging from 10% to 25% on a variety of imports from China. China has responded to these tariffs with retaliatory tariffs ranging from 5% to 25% on a wide range of products from the U.S. Although the U.S. and China signed a preliminary trade deal in January 2020, we cannot assure you that a more comprehensive trade deal will be agreed or that tariffs will not be imposed even if such an agreement is reached.

In December 2019, a strain of COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The Chinese central government and local governments in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holidays and travel restrictions, which have impacted and could further impact national and local economy to different degrees. As the COVID-19 subsequently spreads globally, many governments in other countries and regions have also introduced travel restrictions, lock-down policies, suspension of business activities and other temporary measures. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Our business could be severely affected if our employees or the regions in which our offices and facilities are located are affected by COVID-19. For example, due to the lockdown decisions from local authorities in Asia, Europe and American regions where we develop and operate IPP solar parks, we may not be able to enter into electricity supply agreements, conduct onsite due diligence or obtain financing in a timely and cost-efficient manner, or at all. We may have to delay or suspend our project construction or may not be able to obtain governmental permits or approvals for our projects in a timely manner, or at all, due to the lack of labor force or the suspension of services of governmental authorities under the stay-at-home and other social distancing orders. In addition, our suppliers may be subject to similar risks, which could lead to a shortage of materials that we need. We may also experience impacts of COVID-19 on the supply chains of EPC and construction processes. Furthermore, we may not be able to find customers to obtain our assets in a timely manner, or at all, or our customers may seek to delay payments to us due to the difficulty in obtaining financing, which could negatively affect our cash flow and asset disposal plans. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on us. It is possible that the continued spread of COVID-19 could cause unpredictable events which could adversely affect our business, results of operations or financial condition.

To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social, political conditions and public health conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

Our expansion in China may expose our business to new risks that may materially and adversely affect our future prospects and results of operations.

We expanded our business in China in 2018 and 2019. In March 2018, Suzhou Tianlian New Energy Limited, one of our subsidiaries, entered into two 25-year PPA with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop a 1.7 MW rooftop solar project in Suzhou, China, which is our first DG project in China. We completed the grid connection of the project in October 2018. Upon completion, Shenzhen Kaifa Technology Co., Ltd. purchased approximately 94% of the electricity generated from the project, and the remaining electricity was sold to the State Grid Corporation of China (the “State Grid”). We also entered into two 25-year PPAs with two private companies to develop a 1.0 MW rooftop solar project in Suzhou, China and a 0.8 MW rooftop project in Kunshan, China. We started the grid connection of the projects in December 2019 for trial run and completed the grid connection in January 2020. Upon completion, the two private companies purchased approximately 94% of the electricity generated from these projects, and the remaining electricity was sold to the State Grid. Our ability to successfully implement our business expansion strategy into China is subject to various risks and uncertainties, including, in addition to the general risks and uncertainties for development of solar projects:

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
•

the enforcement of the deed of non-competition and right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his business in China. See “—We have entered into a deed of right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his businesses in China, which may result in a transaction that is not on an arm’s length basis” and “we rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark “Sky Solar.” Any improper use of these trademarks by us, our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.”

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

Our relatively limited operating history as an IPP and certain recent events involving changes in our management and sale of our securities by our former chief executive officer, former chairman and former controlling shareholder may make it difficult to judge our future prospects and results of operations.

We began our business in 2009. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2017, 2018 and 2019, we derived 0.5%, 0.3% and nil of our total revenue from selling solar energy systems. In 2013, in order to internalize more value from project development and generate recurring revenue and cash flow, we began to focus on owning and operating solar parks as an IPP. As of December 31, 2019, we had a total of 115.1 MW of IPP solar parks in operation with a carrying value of US$205.0 million. In 2017, 2018 and 2019, we derived 94.5%, 95.0% and 92.2% respectively, of our total revenue from electricity sales from our IPP solar parks. Our historic track record of selling solar energy systems may not be a reliable indicator of our performance as an IPP.

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

In October 2019, pursuant to an amended and restated stock purchase agreement dated October 21, 2019, Mr. Su completed the transaction to sell 2,600,006 ordinary shares of our company and 107,088,104 ordinary shares of our company in the form of ADSs to Japan NK Investment K.K., through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Weili Su. As a result, Mr. Weili Su is no longer our controlling shareholder.

We have experienced frequent changes in our senior management in recent years. On June 6, 2017, we named Mr. Hao Wu as our new chairman of the board of directors, replacing Mr. Weili Su, effective immediately. Also, effective as of the same day, Mr. Su no longer served as our chief executive officer, or as director, officer, manager, legal representative or in any other management position of our subsidiaries or any other consolidated entities. On the same day, we set up a management committee, members of which include our directors Mr. Hao Wu, Mr. Xinhua Yu and Mr. Xiaoguang Duan, and started to search for candidates for vacated management positions. On June 15, 2017, we established an independent committee consisting solely of our independent directors, who subsequently engaged a PRC law firm to investigate the conduct of our former chief executive officer and former chairman of the board, Mr. Weili Su, involving certain transactions and fund transfers, which appeared to lack proper board and audit committee authorization. On September 19, 2017, the PRC law firm concluded that the transactions and fund transfers between us and certain entities controlled by Mr. Su were not approved by the board or the audit committee, and in addition, there was insufficient documentary support of such fund transfer. On February 18, 2019, we received the full settlement amount of approximately US$15 million from Mr. Su pursuant to the settlement agreement between Mr. Su and us dated September 19, 2017. As more fully described below in “Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Weili Su,” we entered into settlement arrangements with our director and former chief executive officer, Mr. Su to resolve all potential claims by us against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against us in connection with Mr. Su’s employment at our company.

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

The ramifications of our recent senior management changes and the potential sale of our securities by our former chief executive officer, former chairman, and controlling shareholder, including public perception that our future direction, strategy or leadership are uncertain, and the costs and expenses and diversion of our management’s attention from our business related to all of the above may materially and adversely affect our business, reputation and prospects.

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

We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. For example, we entered the U.S. market in 2015, forming Sky Capital America Inc. as part of our strategy to target the U.S. as a market with high growth potential. We acquired 22.1 MW operating solar parks and 44.4 MW development stage permits in the U.S. in 2016. As of the dated of this report, we had 22.1 MW operating solar parks, 101.2 MW advanced pipeline and 107.7 MW qualified pipeline in the United States. We substantially expanded our business in China in 2018. In March 2018, Suzhou Tianlian New Energy Limited, one of our subsidiaries, entered into two 25-year PPAs with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop a 1.7 MW rooftop solar project in Suzhou, China, which is our first DG project in China. We completed the grid connection of the project in October 2018. Upon completion, Shenzhen Kaifa Technology Co., Ltd. purchased approximately 94% of the electricity generated from the project, and the remaining electricity was sold to the State Grid. We also entered into two 25-year PPAs with two private companies to develop a 1.0 MW rooftop solar project in Suzhou, China and a 0.8 MW rooftop project in Kunshan, China. We started the grid connection of the projects in December 2019 for trial run and completed the grid connection in January 2020. Upon completion, the two private companies purchased approximately 94% of the electricity generated from these projects, and the remaining electricity was sold to the State Grid. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing, building and selling solar energy systems may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our international operations require significant management resources and present legal, compliance and execution risks in multiple jurisdictions.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in Europe, South America, North America and Asia, while our corporate management team and directors are primarily based in Hong Kong and Shanghai. Although we have appointed managing directors who oversee regions, such as Europe, East Asia and the Americas, the global nature of our business may stretch our management resources as well as make it difficult for our corporate management to effectively monitor local execution teams and ensure utilization of best-practice corporate governance practices. The global nature of our operations and limited resources of our management may create risks and uncertainties when executing our strategy and conducting operations in multiple jurisdictions, which could affect our costs and results of operations.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

The electricity prices for solar parks are either fixed through long-term PPAs or are variable and determined by the spot market. Although the price of electricity as of December 31, 2019 was fixed or specially fixed through PPAs for 100% of our solar parks in operation, in countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government price supports, a condition known as “grid-parity,” solar parks may choose not to enter into fixed PPAs and sell based on the spot market price of electricity. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

Decreases in the spot price of electricity in such countries would render PV energy less competitive compared to other forms of electricity. For example, PV may no longer be in grid parity if the price of fossil fuels used for electricity generation decreased sufficiently. In this situation, our solar parks may no longer be profitable in that market and we may not be able to recoup the time and effort invested in applying for permits or developing solar parks. A reduction in electricity prices would render our solar parks less economically attractive. If the retail price of energy were to decrease due to any of these reasons, or others, our business could be materially and adversely affected.

If sufficient demand for solar parks does not develop or takes longer to develop than we anticipate, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The PV market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. The PV industry continues to experience lower costs, improved efficiency and higher electricity output. However, trends in the PV industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar parks, including but not limited to:

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

We may not be able to recover any of these losses in connection with construction cost overruns or delays. In addition, if we are unable to connect a solar park to the power grid on schedule, we may experience lower FIT, as FIT regimes generally ratchet down the FIT awarded to solar parks that connect later to the power grid. In addition, in certain cases of delay, we might not be able to obtain any FIT or PPA at all, as certain PPAs require that we connect to the transmission grid by a certain date. If the solar park is significantly delayed, we may forfeit the PPA and we may only be able to obtain reduced FIT payments or may even become ineligible for FIT payments at all. A reduction or forfeiture of FIT payments would materially and adversely affect the financial results and results of operations for that solar park, even to the point of rendering the project no longer profitable. In Chile, a country where FIT payments are not necessarily required for solar power to be economically competitive, failure to meet certain deadlines may result in the cancellation of key permits and jeopardize the viability of a project. Any of the contingencies discussed above could lead us to fail to generate our expected return from our solar parks and result in unanticipated and significant revenue and earnings losses.

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

As an IPP, we generate electricity income primarily pursuant to FIT price support schemes or PPAs, which subjects us to counterparty risks with respect to electric utilities and regulatory regimes. Our FIT price support schemes and PPAs in one region or country are generally signed with a limited number of electric utilities. We rely on these electric utilities to fulfill their responsibilities for the full and timely payment of our tariffs. As we expand our DG business, we may sign PPAs with commercial and industrial (“C&I”) buyers directly. As C&I buyers generally have less credit worthiness than utilities companies, we may be exposed to increased risk in collecting our current and future electricity revenue. In addition, the relevant regulatory authorities may retroactively alter their FIT price support regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. For example, in December 2013, the Bulgarian government imposed a 20% fee on revenue generated from PV and wind energy installations. Subsequently, the Constitutional Court of Bulgaria determined the fee to be unconstitutional, and renewable energy producers are no longer required to pay this fee. Furthermore, starting on July 24, 2015, all energy producers in Bulgaria shall pay monthly contributions in favor of the Electric Power Grid Security Fund amounting to 5% of their monthly revenues generated from electricity sold, VAT excluded. If the relevant government authorities, the local power grid companies or other counterparties or responsible parties do not perform their obligations under the FIT price support schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

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

We have entered into a deed of right of first refusal with our director and former chief executive officer Mr. Weili Su with respect to his businesses in China, which may result in a transaction that is not on an arm’s length basis.

We have entered into a deed of right of first refusal with Mr. Weili Su (“Mr. Su”), pursuant to which, we will have the right of first refusal to purchase Mr. Su’s shares in his business in China when the sale of the shares will result in Mr. Su ceasing control of that business and the right will terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, and (ii) upon the mutual agreement to terminate by Mr. Su and our company. The right of first refusal does not extend to the sale of individual solar assets. “Control” is defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise. Additionally, under the laws and practice of the Cayman Islands, shareholders may not be afforded the same level of protection from an affiliate transaction that would typically be the case for a Delaware corporation, such as fairness opinions and an independent due diligence process. We cannot assure you that the deed of the right of first refusal, or the subsequent sale of Mr. Su’s businesses to us, if any, will be negotiated or administered on an arm’s length basis. In addition, we cannot assure you that Mr. Su will ever wish to sell his business in China, or that our right of first refusal will ever be exercised or that any purchase by us of any of Mr. Su’s businesses in China would be on terms equivalent to an arm’s length transaction.

In addition, we have entered into a deed of non-competition with Mr. Su, whereby he promised that he and any company he controlled would not engage in any business that competes with us. The non-competition clause would terminate at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) the time when Mr. Su ceases to be our largest shareholder and (iii) upon the mutual agreement of Mr. Su and our company to terminate the non-competition clause. Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019 and an amendment thereto dated October 31, 2019, Mr. Su entered into a stock purchase agreement where he agreed to sell 107,088,104 ordinary shares of our company in the form of ADSs and 2,600,006 ordinary shares of our company in March 2019, which was amended and restated in October 2019. Pursuant to the amended and restated purchase agreement, Mr. Su completed the transaction to sell 2,600,006 ordinary shares of our company and 107,088,104 ordinary shares of our company in the form of ADSs to Japan NK Investment K.K., through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Su in October 2019. As a result, Mr. Su ceased to be our largest shareholder and hence, the non-competition clause was terminated.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. See “Item 15. Controls and Procedures.” In connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2019, we and our independent public accounting firm identified two material weaknesses and other control deficiencies, in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to, among other deficiencies, (i) insufficient resources to apply the policies and procedures necessary to comply with reporting and compliance requirements of IFRS and the rules and regulations of the SEC, and (ii) lack of sufficient and updated written policies and proper procedures designed in relation to certain internal control over financial reporting as well as the current financial closing and reporting procedures at certain overseas components. Our independent registered public accounting firm was not engaged to undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and other control deficiencies, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See” Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” and “—Changes in Internal Control over Financial Reporting.” We have begun and plan to continue to take various measures to remediate the material weaknesses and other deficiencies identified. However, these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that we have identified or may identify in the future.

In addition, once we cease to be a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act, our independent registered public accounting firm will need to attest to and report on the effectiveness of our internal control over financial reporting and may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Failure to achieve and maintain an effective internal control environment could result in material misstatements in our consolidated financial statements and our failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

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

Our rights to our trade names and trademarks are among the most important factor in marketing our services and operating our business. The trademark “Sky Solar,” or “天华阳光” in Chinese, is owned by an entity controlled by Mr. Su, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. Our license authorizes the use of the trademark in jurisdictions such as the United States, Chile, Japan, Greece, Bulgaria, South Africa and Hong Kong, but we are not licensed to use the trademark in China, which may limit our ability to operate business in China. Under the trademark license agreement, we are required to pay 0.05% of our revenue, not exceeding HK$10 million, to this entity for the trademark license starting from 2014 at the end of each year. The trademark “Sky Solar” or “天华阳光” is also used by the entity, its subsidiaries and affiliated entities, which are controlled by Mr. Su. If the entity, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Sky Solar,” “天华阳光” or trademarks we use to develop our services and operations in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, if for any reason we are no longer able to use the “Sky Solar” or “天华阳光” trademark due to a dispute with the entity, or be found to have infringed the “Sky Solar” or “天华阳光” trademark in any jurisdictions, including China, or otherwise, our reputation, marketing ability, business and results of operations could be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights, including trademarks and know-how, which could harm our competitiveness.

We rely on a combination of trademarks and know-how to protect our intellectual property. As of December 31, 2019, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name “Sky Solar,” which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name “Sky Solar” from our director and former chief executive officer, Mr. Su. See “—We rely on licensing arrangements with entities controlled by our director and former chief executive officer, Mr. Su to use the trademark “Sky Solar.” Any improper use of these trademarks by us, our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2018, we recorded net foreign exchange gain of US$0.4 million, primarily due to the fluctuation of Euro against U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. In 2019, we recorded net foreign exchange gain of US$0.04 million, primarily due to the fluctuation of Euro against U.S. dollar. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the Euro, JPY, RMB and CAD. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

The independent registered public accounting firms operating in China, including our current and previous independent registered public accounting firms, are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Our previous and current independent registered public accounting firms are both located in China. Without the approval of the PRC authorities, PCAOB is currently unable to conduct inspections of independent registered public accounting firms in China, including our previous independent registered public accounting firm. Therefore, our current and previous auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that U.S. regulators have not been able to reconcile. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. On December 9, 2019, the SEC issued a statement to reiterate its concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the United States.

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

Subsequent to the closing of the transaction in October 2019, Japan NK Investment K.K., a Japanese corporation beneficially owned by our representative director of Sky Solar Japan, Mr. Rui Chen (“Mr. Chen”) purchased 152,107,954 ordinary shares (including ordinary shares represented by ADSs) of us and became our largest shareholder. As of March 31, 2020, our senior management, directors, principal shareholders and their affiliated entities beneficially own approximately 36.3% of our outstanding shares. Mr. Chen has the ability to vote or the proxy to vote an aggregate of 36.3% of our outstanding shares as of the date of this annual report. As a result, Mr. Chen exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. Without Mr. Chen’s and other management’s consents, we could be prevented from entering into transactions that could be beneficial to us. Although Mr. Chen has fiduciary obligations to our company as a member of our senior management, his interests may not always be aligned with the interests of our other shareholders.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs on November 13, 2014 with closing prices ranging from US$0.46 to US$12.72 per ADS as of May 18, 2020. Overall, since the ADSs were first listed, the general trend in price has been downward. The price and trading volume of our ADSs may become highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. For example, the prices of some foreign companies’ securities, including companies in the solar industry, have experienced significant volatility in recent years. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other foreign companies may also negatively affect the attitudes of investors towards foreign companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent global economic crisis or other macroeconomic events, which may have a material adverse effect on the market price of our ADSs. In particular, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a U.S. key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the U.S. stock market.

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

Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. On September 18, 2018, NASDAQ notified us that our company did not maintain a minimum bid price of US$1 per ADS and provided our company a compliance period of 180 calendar days in which to regain compliance. Subsequent to that notice, NASDAQ provided a further notification, granting our company an additional 180 calendar days ending September 16, 2019, as we provided written notice of our intention to cure the deficiency by effecting an ADS ratio change and met all other requirement. On September 19, 2019, we received a letter from Nasdaq setting forth a determination to delist our ADS as a result of our inability to regain compliance with the minimum bid price continued listing requirement. We appealed the determination by requesting a hearing before a hearing panel of Nasdaq. We attended the hearing on October 17, 2019 and submitted a written compliance plan to cure the bid price deficiency by effecting ADS ratio change. On October 31, 2019, the Nasdaq Hearings Panel granted our request for continued listing on NASDAQ subject to certain conditions including effecting our ADS ratio change in a ratio sufficient for the stock price to evidence a closing bid price above US$1.00 and demonstrating a closing bid price of US$1.00 or more for a minimum of ten prior consecutive trading days. On November 8, 2019, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares each ADS represents twenty ordinary shares. From November 8, 2019 to the date of this annual report, the closing bid price of our ADSs remained US$1.00 or above per ADS. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

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

Sales of substantial amount of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019, we had 419,546,494 ordinary shares outstanding, including 50,830,000 ordinary shares in form of ADSs sold in our initial public offering. All of our ADSs sold in the offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. As of December 31, 2019, 240,693,500 of these remaining ordinary shares had been converted into ADSs. In addition, we may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying ordinary shares of your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Most of our business operations are located outside the United States. A substantial majority of our directors and a substantial majority of our senior management team are residing outside of the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a U.S. court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and many other jurisdictions where we have operations may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in those jurisdictions. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, and there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Further, the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personal judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

In addition, China does not have any treaties or other agreements that provide for reciprocal recognition and enforcement of foreign judgments with the United States. Investors in emerging markets may not have the ability to seek certain legal remedies in U.S. courts as private plaintiffs. Even if investors sue successfully in a U.S. court, they may not be able to collect on a U.S. judgment against a company, entity or person, including such the company’s directors and officers, in an emerging market, particularly when the company’s assets and those of its directors and officers are located in an emerging market. Investors may have to rely on domestic legal remedies that are available in China and other emerging markets.

Due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in China and other emerging markets. For example, there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Additionally, local authorities in China and other emerging markets may be constrained in their ability to assist U.S. authorities and overseas investors. Furthermore, shareholder claims that are common in the U.S., including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in China and other emerging markets.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Our compliance costs may continue to increase in the future as a public company.

As a public company, we have incurred significant legal, accounting and other expenses that we did not have as a private company prior to our initial public offering. As we have ceased to be an “emerging growth company”, we may incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes Oxley Act and the other rules and regulations of the SEC. In addition, new rules and regulations relating to information disclosure, financial reporting and control and corporate governance, which could be adopted by the SEC, NASDAQ and other regulatory bodies and exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and to make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Based on the current and projected composition of our income and valuation of our assets, there is a significant risk that we will become a PFIC during our current taxable year or in the future. Our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder may be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the Holder does not file the appropriate form. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In November 2014, we completed our initial public offering, in which we offered and sold 50,830,000 ordinary shares in the form of ADSs (6,630,000 of which were purchased by our underwriters through exercise of the over-allotment option granted to them by us), raising net proceeds of approximately US$46.1 million (US$6.6 million of which was raised in through the underwriters’ exercise of their option to purchase additional ADSs in full). Each of our ADSs represented eight of our ordinary shares. Our ADSs are listed on the NASDAQ Capital Market under the symbol SKYS.

On January 28, 2019, Mr. Sanjay Shrestha was terminated from his position as our chief financial officer and named Ms. Julie (Liwei) Zhu as our acting chief financial officer. In February 2019, Mr. Sanjay Shrestha resigned as our director.

On June 25, 2018, the Silent Partner filed a lawsuit against SSJ, which alleged that there were significant differences in the understandings of the silent partnership and purported to seek certain damages. In December, 2018, SSJ and Sky International Enterprise Group Ltd. entered into a TK Interest Agreement with the Silent Partner and the Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Agreement, and an additional JPY13.4 billion (US$121 million) had been paid on March 29, 2019, with a combination of (i) the proceeds in the aggregate, excluding the value-added tax, of JPY7.2 billion (US$66.3 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY2.8 billion (US$25.5 million) under a loan from a third party in Japan, at which time the Silent Partners’ entire interest under the silent partnership agreement was transferred to us. See “Item 4. Information on the Company—B. Business Overview—Featured Countries—Japan—Japan Silent Partnership.”

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred. Hudson also sent a notice of acceleration dated January 22, 2019 declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson also initiated certain proceedings against us in connection with the Hudson Dispute. On November 5, 2019, we entered into a without prejudice settlement agreement with Hudson, in connection with the lawsuit filed by Hudson in New York. Under the settlement, Hudson agreed to dismiss its lawsuit and accordingly, on November 14, 2019, we and Hudson filed a stipulation of discontinuance without prejudice at the Supreme Court of the State of New York. Subsequently, on November 22, 2019, the Supreme Court of the State of New York ordered that Hudson’s motion for summary judgment be denied as moot and the case was disposed. Under the settlement agreement, Hudson also agreed to and convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. We further agreed to Hudson purchasing additional equity interests in some of those project companies. These transactions would have resulted in a net payment of approximately US$18 million to us, subject to certain working capital adjustments. We and Hudson also agreed to, effective upon closing of the transactions contemplated by the settlement agreement, mutually release each other from liabilities in connection with the lawsuit. Under the terms of the settlement agreement, the closing of the transactions contemplated by the settlement agreement was subject to certain conditions and the settlement agreement expired if such conditions had not been satisfied by December 16, 2019. Despite our efforts to close the transactions, the transactions remain unconsummated and the settlement agreement has expired. We are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute.”

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

On October 30, 2019, Japan NK Investment K.K. completed the transaction to purchase 152,107,954 ordinary shares of us from Flash Bright Power Ltd (“Flash Bright”), Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, pursuant to an amended and restated stock purchase agreement dated October 21, 2019. Flash Bright is wholly owned by Mr. Su, our former chairman and former chief executive officer. Upon the completion of the transaction, Japan NK Investment K.K. holds 152,107,954 ordinary shares of us, representing 36.3% of the total shareholding. Flash Bright and Mr. Su are no longer our controlling shareholders. Japan NK Investment K.K. intends to continue to engage in discussions with Hudson Sustainable Investments, LLC and other potentially interested parties regarding a potential strategic transaction involving us.

On November 8, 2019, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares each ADS represents twenty ordinary shares.

We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. See “—B. Business Overview—Our IPP Solar Parks” and “—B. Business Overview—Featured Countries.”

Our legal and commercial name is Sky Solar Holdings, Ltd. Our principal executive offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.skysolarholdings.com. Furthermore, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

B.	Business Overview

OVERVIEW

We are a global IPP. We develop, own and operate solar parks and generate revenue primarily by selling electricity. We have focused on the downstream solar market since our inception and have developed projects primarily in Asia, South America, Europe and North America. We believe our broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. We aim to expand our current operations such as those in Japan, the United States, Chile and Canada, and establish operations in other select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. By design, we focus on the downstream PV segment, and as a result, we are technology agnostic and we can customize our solar parks based on local environmental and regulatory requirements.

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

As of December 31, 2019, we developed 333 solar parks with an aggregate capacity of 414.0 MW in Japan, China, Bulgaria, Germany, Greece, the Czech Republic, Spain, Canada, the United States and Uruguay. Under our IPP revenue model, we owned and operated 115.1 MW of solar parks, including 85.4 MW in Japan, 1.7 MW in China, 5.6 MW in the Czech Republic, 0.3 MW in Canada, and 22.1 MW in the United States. A majority of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. In addition to our existing operational project portfolio, as of December 31, 2019, we had more than 490 MW of solar projects in various stages of development in countries such as Chile, Japan, China and the United States, consisting of 23.6 MW under construction, 80.8 MW of shovel-ready projects and approximately 386.4 MW of solar parks in pipeline. We classify 305.7 MW of these solar projects under development as advanced or qualified pipeline.

We believe that our proven track record of identifying and developing revenue-producing solar parks, operating under local conditions, developing local relationships and managing a global platform provide us with substantial advantages over both local and international solar park developers. We have been strengthening our presence in our existing core markets, expanding into new markets as well as strategically monetizing solar parks in certain existing jurisdictions to deploy in our core growth markets. We intend to continue selectively expanding our operations with a near-term focus on key solar markets, such as Japan, the United States and Canada. On January 24, 2019, we lost control of subsidiaries in Uruguay due to the Hudson Dispute.

Our revenue was US$56.7 million, US$64.7 million and US$48.9 million in 2017, 2018 and 2019, respectively. Our gross profit was US$33.5 million, US$34.4 million and US$27.2 million, in 2017, 2018 and 2019, respectively. We incurred losses of US$33.1 million, US$22.1 million and US$42.0 million in 2017, 2018 and 2019, respectively. Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2017 to 2018 and to 2019, our revenue from selling electricity from IPP solar parks changed from US$53.6 million to US$61.4 million and to US$45.1 million, representing 94.5%, 95.0% and 92.2% of our revenue, respectively. The total capacity of our IPP solar parks was 196.7MW, 211.0MW and 115.1MW, and the total carrying value of our IPP solar parks in operation was US$354.2 million, US$321.5 million and US$205.0 million as of December 31, 2017, 2018 and 2019, respectively.

OUR IPP SOLAR PARKS

IPP solar parks are solar power plants that we own and operate as an independent power producer. These parks sell electricity to the grid throughout their operational lives. In countries such as Japan, Bulgaria, China, the Czech Republic, Canada and the United States, our IPP solar parks sell power under PPAs. In countries like Chile, where the market for electricity has reached grid-parity, which occurs when the market price of energy from renewable sources is competitive with the price of conventional sources, our IPP assets will sell power in the electricity market.

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

Solar Parks in Operation

The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of December 31, 2019:

Location	Connected in	Number of Parks	Sky Solar Equity Holding	Sky Solar’s Attributable Capacity (MW)	Installation (ground- mounted or rooftop- mounted)	FIT Terms(1)	Price of Electricity (per kWh)	Contract Life	Counterparties
Japan	2013Q1	1	100%	0.6	Ground	Fixed	JPY32-40	20 years	Tokyo Electric;
	2013Q2	1	100%	2.4	Ground				North East
	2013Q3	2	100%	3.9	Ground				Electric;
	2013Q4	2	100%	2.6	Ground				Hokkaido
	2014Q1	1	100%	2.0	Ground				Electric; Kyushu
	2014Q2	4	100%	5.4	Ground				Electric;
	2014Q4	4	100%	7.9	Ground
	2015Q1	10	100%	15.7	Ground
	2015Q3	5	100%	7.6	Ground
	2015Q4	7	100%	10.2	Ground
	2016Q1	2	100%	4.0	Ground
	2016Q3	1	100%	1.5	Ground
	2016Q4	5	100%	5.7	Ground
	2017Q2	2	100%	1.6	Ground
	2018Q1	3	100%	4.3	Ground
	2018Q3	1	100%	2.1	Ground
	2018Q4	1	100%	1.9	Ground
	2019Q1	2	100%	1.6	Ground
	2019Q2	1	100%	0.6	Ground
	2019Q4	2	100%	3.8	Ground
Subtotal		57		85.4
China	2018Q4	1	100%	1.7	Rooftop	Fixed	RMB0.58	25 years	GCL New Energy, Jinko Solar
Subtotal		1		1.7
Czech Republic	2009Q4	1	100%	2.3	Ground	Fixed with 2% annual inflation rate(2)	EUR0.45-0.47	20 years	CEZ Distribuce a.s.; E. ON Distribuce; CEZ Prodej s. r. o.
	2010Q2	1	100%	1.0	Ground
	2010Q3	1	100%	2.3	Ground
Subtotal		3		5.6
Canada	2014Q4	2	100%	0.2	Rooftop	Fixed	CAD0.713	20 years	IESO(3)
	2018Q2	1	100%	0.1	Rooftop	Fixed	CAD0.213	20 years	IESO(3)
Subtotal		3		0.3
The United States	2014Q4	1	100%	0.1	Rooftop	Fixed	US$0.13	20 years	Private Business
	2016Q3	23	100%	22.0	Ground			20 years
Subtotal		24		22.1
Total		88		115.1

(1)	Pricing terms are stipulated in the relevant laws and regulations in each country as referred to by the relevant PPAs
(2)	The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.
(3)	The Independent Electricity System Operator (“IESO”) is the successor entity to the Ontario Power.
*

As of December 31, 2019, we owned four solar parks totaling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a r.l., which we operated and maintained. In 2019, these IPP solar parks received approximately 1,188 to 1,405 radiation hours. We do not foresee having a significant number of development solar parks in our pipeline in Bulgaria. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

Hudson exercised its purported rights to enforce its share pledge over Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L in connection with the Note Purchase Agreement. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguay special purpose vehicle entities, were taken over by Hudson on January 24, 2019, and are no longer our subsidiaries as of the date of this annual report. We intend to take action to regain the control of these two companies, and we are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets, but we cannot assure you that we may be successful. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been involved in several actions and proceedings, including in connection with the Hudson Dispute, and being named as a defendant in a putative class action lawsuit. We have also been, and in the future may be, the target of other lawsuits or other allegations by third parties, which could adversely affect our business, financial conditions, results of operations, cash flows, reputation and our ADS trading price.”

We disposed of 13 IPP solar parks with a capacity of 24.5 MW in aggregate in operation in Japan. The proceeds, excluding the value-added tax, of JPY7.2 billion (US$66.3 million) from the disposal of 12 of these IPP solar parks with a capacity of 23.4MW in aggregate had been paid to the Silent Partner for TK interest pursuant to TK Interest Agreement as of December 31, 2019.

Solar Parks Under Construction

The following table sets forth our solar parks under construction grouped by region as of December 31, 2019:

Location	Sky Solar Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/Rooftop	Scheduled Commercial Operation Date	PPA Terms
			(MW)
Japan	Sky Solar 100%	7	15.8	Ground	20 years fixed	FIT
China	Sky Solar 100%	2	1.8	Rooftop	25 years fixed	FIT
Chile	Sky Solar 100%	2	6.0	Ground	25 - 30 years	Specially stated in PPA
Total		11	23.6

Shovel-Ready Projects

The following table sets forth our shovel-ready projects grouped by region and percentage of ownership as of December 31, 2019:

Location	Equity Holding	Number of Solar Parks	Attributable Capacity	Ground/Rooftop	PPA Terms
Japan(1)	Sky Solar 100%	9	60.3	Ground	20 years fixed FIT
Chile(2)	Sky Solar 100%	3	20.5	Ground	specially stated in PPAs
Total		12	80.8

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

The following table sets forth our current pipeline solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
Location	Advanced Pipeline	Qualified Pipeline	Development Pipeline(1)
		(MW)
North America	101.2	107.7	—
Latin America	96.8	—	—
Asia	—	—	80.7
Total	198.0	107.7	80.7

(1)

As of December 31, 2019, 10 of our projects in pipeline representing a total of 80.7 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances.

OUR SOLAR ENERGY SYSTEM SALES BUSINESS

Solar Energy System Sales consists of our provision of pipeline plus EPC services and the transfer of completed solar parks. The following table outlines the capacities of the solar energy systems we sold during the periods indicated:

	Year Ended December 31,
	2017		2018		2019
Location	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	23.0	20	—	—	—	—
Spain	—	—	0.9	12	—	—
North America
Canada	1.6	6	—	—	—	—
United States	—	—	—	—	5.7	1
South America
Uruguay	—	—	—	—	71.7	6
Asia
Japan	0.5	6	46.1	5	24.5	13
Total	25.1	32	47.0	17	101.9	20

FEATURED COUNTRIES

Japan

We entered the Japanese market in 2009. As of December 31, 2019, we owned and operated 57 IPP solar parks totaling 85.4 MW, which are located in Tokyo, Chugoku, Kyushu, Hokkaido, and Tohoku. In 2019, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also had 15.8 MW of solar parks under construction and 60.3 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we had 80.7 MW of solar parks in our pipeline in Japan. In Japan, our projects eligible for FIT 1 included 68.5 MW in operation, 9.0 MW under construction and 14.2 MW shovel-ready, and our projects eligible for FIT 2 included 16.3 MW in operation, 2.4 MW under construction and 5.9 MW shovel-ready projects, and our projects eligible for FIT 3 included 0.6 MW in operation, 4.4MW under construction, and 39.6 MW shovel-ready, and our projects eligible for FIT 4 included 0.6 MW shovel-ready, as of December 31, 2019. We cooperated with Renova, a listing company in Japan, and NEC Capital, to invest in a 40.8 MW project in Japan on March 30, 2018. As of December 31, 2019, we have invested JPY529 million (US$4.8 million) for 45% of the distribution of profit or loss on such project. This project is expected to complete in October 2021.

Our shovel-ready projects in Japan have secured site control, energy permits and all key agreements that are required for construction of solar parks in Japan. As of December 31, 2019, nine of our shovel-ready projects representing a total of 60.3 MW were still waiting for at least one or more permissions under either the Forest Land Act (shinrin hou) Law No. 249 of 1951, as amended) and the Agricultural Land Act (nou chi hou) (Law No. 229 of 1952, as amended) and the submission or notifications under the Soil Contamination Act (dojo osen taisaku hou) (Law No. 53 of 2002, as amended). These permissions are generally considered granted unless our application falls into one of the non-grant categories provided for in these laws and their related administrative ordinances. We applied for these permissions no later than nine months prior to the scheduled date of construction for a particular project, and as a result, we expect these permissions to be approved approximately at the commencement of construction. We consider Japan to be a core growth area going forward.

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

No separate legal entity was established in connection with the silent partnership agreement. The SSJ Silent Partnership Assets were held and managed through the SSJ legal entity, subject to the provisions of the silent partnership agreement. The Silent Partner was not involved in the investment decisions associated with management of the SSJ Silent Partnership Assets or other assets and businesses which continued to be held and operated by SSJ, outside the auspices of the silent partnership agreement. Pursuant to the original agreements, distributable profits from the SSJ Silent Partnership Assets shall be subject to a preferred 15% internal rate of return, or IRR, priority distribution, as follows: first distributed to the Silent Partner in proportion to its respective capital contributions, until a cumulative annual IRR of 15% on capital contributions is achieved, and any remaining profits shall be distributed to SSJ until a cumulative annual IRR of 15% of SSJ’s contributed amount, based on the agreed valuation, is achieved. The amended agreements removed the preferred 15% IRR priority distribution requirement, and therefore, any distributable profits from the SSJ Silent Partnership Assets shall be distributed to SSJ and the Silent Partner pursuant to their respective percentages of contribution. The Silent Partner shall only bear losses up to the amount of money they financed.

Since the middle of 2017, our Silent Partner in Japan has sent us notices, which allege that we have breached certain terms of the silent partnership agreement. Based on the advice of our Japanese counsel, we do not believe these allegations are reasonable, but nonetheless intend to amicably resolve the disputes with the Silent Partner to minimize the distraction of our management and disruption to our business. On June 25, 2018, Silent Partner filed a lawsuit against SSJ, which alleged that there was significant difference in the understandings of the silent partnership and purported to seek certain damages. In December 2018, SSJ and Sky International Enterprise Group Ltd. entered into the TK Interest Agreement with the Silent Partners and the Silent Partners withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY2 billion (US$18 million) to the Silent Partners upon the signing of the TK Interest Agreement. On March 29, 2019, we made a payment of JPY13.4 billion (US$121 million) with a combination of (i) the proceeds in the aggregate, excluding the value-added tax, of JPY7.2 billion (US$66.3 million) from the sale of 12 Japan IPP solar parks, (ii) cash in bank of JPY 3.4 billion (US$31.0 million), and (iii) the proceeds from the drawdown in the amount of JPY2.8 billion (US$25.5 million) under a loan from a third party in Japan to purchase TK interest pursuant to the TK Interest Agreement, at which time the Silent Partners’ entire interest under the silent partnership agreement was transferred to us.

United States

We entered the US market in 2015, with the formation of Sky Capital America Inc. Through this subsidiary, we have been evaluating and pursuing potential opportunities to acquire secondary permits and operating solar park assets. We have brought on additional personnel and resources to develop, analyze and execute significant pipeline opportunities.

As of December 31, 2019, we owned and operated 24 solar parks in the United States totaling 22.1 MW. Additionally, we had 101.2 MW of solar parks in advanced pipeline and 107.7 MW in qualified pipeline in the United States.

We are combining United States and Canada operation as North America region and are continuing evaluating and pursuing additional opportunities to either acquire US projects for our development pipeline or through joint venture or other arrangements. We expect it will be a core growth area going forward.

Chile

We entered the Chilean market in 2011. As of December 31, 2019, we had 6.0 MW of projects under construction and 20.5 MW of projects ready to be developed upon receipt of funding. Additionally, we had 96.8 MW of advanced pipeline. In 2019, these solar parks received approximately 1,600 radiation hours per year. We believe our solar parks in Chile will have operating lives of 25 to 30 years. Continued reduction of EPC costs related to our Chilean projects are driving more favorable project economics.

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

Canada

We entered the Canadian market in 2009. As of December 31, 2019, we fully owned three rooftop solar projects totaling 0.3MW.

In 2019, our operating solar parks in Canada received radiation of approximately 1,150 hours. Our projects and large renewable procurement contracts in Canada sell electricity to utility companies via the IESO.

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

China

In March 2018, Suzhou Tianlian New Energy Co., Ltd, which is 100% held by Wuxi Tianlian New Energy Development Co., Ltd, entered into two 25-year PPA with two wholly-owned subsidiaries of Shenzhen Kaifa Technology Co., Ltd. to develop, own and operate a 1.7 MW rooftop solar project in Suzhou, China. We completed the grid connection of the project in October 2018. Upon completion, Shenzhen Kaifa Technology Co., Ltd. purchased approximately 94% of the electricity generated from the project, and the remaining electricity was sold to the State Grid. This marked our first DG project in China.

We also entered into two 25-year PPAs with two private companies to develop a 1.0 MW rooftop solar project in Suzhou, China and a 0.8 MW rooftop project in Kunshan, China. We started the grid connection of the projects in December 2019 for trial run and completed the grid connection in January 2020. Upon completion, the two private companies purchased approximately 94% of the electricity generated from these projects, and the remaining electricity was sold to the State Grid.

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

Czech Republic

We entered the Czech market in 2009. As of December 31, 2019, we owned and operated three IPP solar parks totaling 5.6 MW. In 2019, these IPP solar parks received approximately 1,100 to 1,200 radiation hours.

We do not foresee having a significant number of development projects in our pipeline in the Czech Republic. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

Greece

We entered the Greek market in 2009. On September 27, 2019, we entered into a share purchase agreement with a third party to sell our subsidiary in Greece with a consideration of US$1. This transaction was completed on January 29, 2020. As of the date of this annual report, we did not own or operate any IPP solar parks, or have any shovel-ready projects ready to be developed or any solar parks in our pipeline in Greece.

Uruguay

We entered the Uruguayan market in 2012. On January 24, 2019, we lost control of Energy Capital Investment S.à.r.l., one of our former subsidiaries, which owned 100% of the equity interest of Renewable Capital Investment 2 S.L. and its five subsidiaries which held six operating solar parks in Uruguay totaling 71.7 MW due to the Hudson Dispute.

Partnership and Disputes with Hudson Solar Cayman LP

In September 2015, we, through our then wholly-owned subsidiary Energy Capital Investment S.à.r.l., formed a partnership with Hudson, private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy.

As part of this partnership, Hudson has invested a total of approximately US$50 million by way of convertible notes, for purpose of funding construction of approximately 84.2 MW of solar projects in Uruguay (the “Uruguay Projects”), as well as the Sunpeak Projects. On their terms, the convertible notes are due to mature on the earlier of (i) the twentieth anniversary of the initial amortization date and (ii) August 19, 2036. The initial amortization date in this context refers to the earlier of (i) the date which is nine months after the date on which a project enters into full commercial operation, achieves preliminary acceptances, achieves technical acceptance or achieves other similar milestones, as determined in accordance with the primary construction contract(s) for such project and (ii) twenty-four months after the convertible note purchase date. According to the convertible notes documents, a portion of outstanding amount of the notes and interests equal to the equity value of the relevant project company multiplied by the percentage ownership in such project company can be converted into holding company or project company equity owned by Hudson. This conversion feature contemplates a 49% stake in the holding company which owns the Sunpeak Projects and a 34% to 49% stake in the project companies which own the Uruguayan projects. This equity conversion feature also provides that, in the event such conversion does not occur or is delayed beyond the dates determined by the notes associated with the relevant project, we shall repay the principal and interest on a semi-annually basis according to the applicable note repayment schedule. As of December 31, 2018, Hudson had funded US$48.2 million under these convertible notes to fund the transaction costs in connection with the Hudson partnership. As of December 31, 2019, no equity conversions have taken place, with the result that we have commenced making payments of the principal and interest. As of December 31, 2019, we have repaid Hudson a total of US$11.1 million, in accordance with the Note Purchase Agreement, representing principal and interest. We have suspended the interest payment since June 2019 as a result of the ongoing settlement discussions with Hudson.

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred. Hudson also sent a notice of acceleration dated January 22, 2019 declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson also initiated certain proceedings against us in connection with the Hudson Dispute. On November 5, 2019, we entered into a without prejudice settlement agreement with Hudson, in connection with the lawsuit filed by Hudson in New York. Under the settlement agreement, Hudson agreed to dismiss its lawsuit and accordingly, on November 14, 2019, we and Hudson filed a stipulation of discontinuance without prejudice at the Supreme Court of the State of New York. Subsequently, on November 22, 2019, the Supreme Court of the State of New York ordered that Hudson’s motion for summary judgment be denied as moot and the case was disposed. Under the settlement agreement, Hudson also agreed to convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. We further agreed to Hudson purchasing additional equity interests in some of those project companies. These transactions would have resulted in a net payment of approximately US$18 million to us, subject to certain working capital adjustments. We and Hudson also agreed to, effective upon closing of the transactions contemplated by the settlement agreement, mutually release each other from liabilities in connection with the lawsuit. Under the terms of the settlement agreement, the closing of the transactions contemplated by the settlement agreement was subject to certain conditions and the settlement agreement expired if such conditions had not been satisfied by December 16, 2019. Despite our efforts to close the transactions, the transactions remain unconsummated and the settlement agreement has expired. We are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. We cannot assure you that Hudson will not reinstate their lawsuit against us if we cannot reach a further agreement with Hudson. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hudson Dispute” for a description of the Hudson Dispute, which remains unresolved.

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

As of December 31, 2019, a majority of our solar parks and solar projects in pipeline in terms of capacity have been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to decrease going forward, as we ramp up acquisitions and secondary permit development.

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

Our in-house technical team, along with external experts we engage as needed, investigate items such as engineering specifications and solar radiation analysis. We pay specific attention to potential delays and cost overruns, grid capacity and additional costs which may not be captured in the technical design.

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

Debt financing for our solar parks in the Czech Republic, Canada, United States, China and Japan is typically obtained from local banks or other financial institutions. For example, in 2016, we entered into facility agreements with total amount of JPY6.2 billion with local banks in Japan. In 2017, we entered into facility agreements with US$20.7 million for our projects in the United States with banks in the United States. In 2018, we entered into facility agreements with total amount of JPY3.4 billion with local banks in Japan and US$4.4 million with banks in the United States. In 2019, we entered into facility agreements with total amount of JPY7.81 billion with local banks in Japan.

In Latin America, we are also seeking to arrange debt financing for projects from regional banks in that area as well as international financing sources. In July 2015, debt financing application for six of our projects in Uruguay was officially approved by Inter-American Development Bank, with total amount of US$82.3 million, which was secured in part with equity from a strategic partner. In 2016, we closed such project financing, and all the US$82.3 million had been drawn down as of December 31, 2018. On January 24, 2019, we lost control of Energy Capital Investment S.à.r.l., one of our former subsidiaries, which owned 100% of the equity interest of Renewable Capital Investment 2 S.L. and its five subsidiaries which held six operating solar parks in Uruguay totaling 71.7 MW due to the Hudson Dispute.

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

The following table sets forth the contribution to our revenue of each of our historical project affiliates and certain significant current and former related parties for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
RisenSky Solar and its subsidiaries	277	0.5	278	0.4	285	0.6
1088526 B.C. Ltd and its subsidiaries	—	—	7	0.0	7	0.0
1091187 B.C. Ltd and its subsidiaries	—	—	30	0.1	24	0.1
Sky Global Solar S.A.	9	0.0	9	0.0	8	0.0
Total	286	0.5	324	0.5	324	0.7

In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118: Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a.r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2019, RisenSky had completed 12.3 MW of solar parks in Bulgaria.

In 2013, SSJ entered into an agreement with Orix K.K. (a publicly-listed company in Japan and the United States) to register in Japan a private limited liability company, Oky Solar Holdings, in which 30% of the share capital is subscribed by Sky Solar Japan while the remaining 70% is subscribed by Orix K.K. Oky Solar Holdings is engaged in the business of developing solar parks. In March 2017, SSJ entered into a share transfer agreement with Orix Holdings to sell the share interest in OKY Solar 1 K.K and OKY Solar Omut K.K at the consideration of JPY1,068 million (US$9.2 million), which was closed on March 29, 2017 with all consideration paid in cash.

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

Facilities

Our principal executive offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China. We also have seven leased offices in China, Japan, Canada, Chile, Uruguay, Bulgaria and the United States. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

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

•

as 18 yen (tax excluded) per kWh over the next 20 years, for those facilities which have been approved by METI (such approvals are applicable only to those facilities with effective grid-connection agreements) during the period from April 1, 2018 to March 31, 2019 for supplying renewable electricity less than 2,000 kW; and

•

as the tender price, for those facilities which exceed 500kW during the period from April 1, 2019 to March 31, 2020. For the avoidance of doubt, the procurement price is applicable only to those facilities which put in a winning bid.

In addition, METI considered reform measures on their solar energy policies and introduced these reform measures in April 2015. These reform measures include the following:

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

Furthermore, the FIT Act was revised and the revisions came into force on April 1, 2017. In this regard, if a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs by April 1, 2017, a certification by the Minister of Economy which is certified on or before June 30, 2017 will be automatically terminated on March 31, 2017. If a power plant owner fails to execute an electricity supply agreement with an operator of electric utilities including an agreement regarding construction costs on or before 9 months after the certification, a certification by the Minister of Economy which is certified on or after July 1, 2016 till March 31, 2017, will be automatically terminated 9 months after the certification.

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

Favorable Construction Report (former land use change). Projects located in rural areas (outside the urban limits) must obtain the relevant report which allows the construction even the land remains a rural zone. This permit is granted through an administrative proceeding. Such proceeding could become more demanding and complex if the land has some preferred uses, as environmental conservation or tourism. A project that has been granted with an environmental approval shall not meet a complex issue obtaining this authorization.

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

Taxation. There is no special tax regime for electricity generation. For this reason, generators are usually taxed at the ordinary corporate income tax rate. According to a recent modification to Chilean tax law, the present corporate income tax rate is declared annually with a rate of 27% in 2019.

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

Regulatory Framework

The major legislative provisions related with the Chinese renewable industry are as below:

Electric Power Law of the People’s Republic of China, 2015: the Electric Power Law set out the basic regulatory principles and framework for the electricity industry.

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

Administrative Provisions on Renewable Energy Power Generation, 2006: the provisions set out the applicable government approval processes and pricing mechanisms for renewable projects.

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

Large Renewable Procurement I (“LRP I”). The LRP I process began early in 2014 and concluded in April, 2016, with the execution of 454.885 MW of new wind, solar, and waterpower contracts. LRP I consisted of both a Request for Qualifications (RFQ) and a Request for Proposals (RFP) stage. During the LRP I RFQ stage 42 applicants were qualified based on their ability to meet a set of mandatory requirements. The IESO received 103 proposals in response to the LRP I RFP, and executed 16 LRP I Contracts with successful applicants. Ultimately, as a result of a directive from the Ontario government newly elected in June 2018, the contract we granted under the LRP I program was terminated in July 2018,

Large Renewable Procurement II. The second process, LRP II, began with an extensive stakeholder engagement component beginning in late March 2016, and was followed by the launch of the LRP II Request for Qualifications (RFQ) process in July. Then, on September 27, 2016, the Minister of Energy announced the suspension of the LRP II, and the RFQ process was cancelled.

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

Development. Subject to certain exemptions, renewable power project developers in the Province of Ontario must obtain a renewable energy approval, or a REA, from Ontario’s Ministry of the Environment, Conservation and Parks (“MOE”) in order to reach commercial operations under the terms and conditions of Ontario PPAs. The REA is a comprehensive approval encompassing environmental, First Nations and municipal matters. The mandated review period is up to six months in duration. The REA application for our LRP project was submitted on January 22, 2018. We did not obtain REA prior to the termination of the LRP contract in July 2018.

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

Many states also have adopted procurement requirements for renewable energy production. About thirty states and Washington, D.C. have adopted an enforceable renewable portfolio standard, or RPS, or other mandated renewable capacity policy that requires covered entities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, such as solar PV systems, by a specified date. Eight states have voluntary goals for renewable generation. Various states’ RPS programs vary in terms of their structure, application, size and enforcement mechanisms. For example, California and New York require suppliers to source 50% of their energy from renewable sources by 2030. Although there are no RPS programs at the federal level, federal agencies are mandated to source a portion of their energy from renewable sources.

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

The Bulgarian Act on the Economic and Financial Relations with Companies Registered in Preferential Tax Regime Jurisdictions, the Persons Controlled by Them and Their Beneficial Owners effective as of 2014, imposes a prohibition for companies registered in preferential tax regime jurisdictions, and the persons controlled by them, to be directly or indirectly involved in activities explicitly listed in the Act, including activities under the ERSA. The scope of the Act is limited in certain cases, but if so, this must be officially declared in the Bulgarian Trade Register.

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

The FIT price support scheme. The obligation to purchase electricity for PV stations with installed capacity of below 1 MW (Energy act as amended on July 1, 2019) is based on long term purchase agreements, which have a duration of (i) 20 years for electricity produced from geo thermal and solar energy as well as for electricity produced from biomass (ii) 12 years for electricity, produced from wind energy, and (iii) 15 years for electricity produced from waterpower stations with installed power of up to 10 MW as well as for electricity produced from other kinds of renewable sources. (art. 31 par. 2 ERSA). For energy projects put into operation after 31 December 2015, the purchase terms shall be reduced by the time from that date to the date of putting into operation.

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

The on-grid tariffs announced for the PV energy for the period from June 2012 to July 2019 are as follows:

	Announced on
	June 2012	Sept 2012	July 2013	July 2014	July 2015	July 2016	July 2017	July 2018	July 2019
	(BGN/MWh)
Mounted on roofs and facades
<5 kWP	400.70	381.18	353.97	211.81	228	255.39	271.67	242.13	250.64
5 <30 kWp	400.70	289.96	284.18	203.97	211.71	213.92	231.20	205.99	208.74
>30 <200 kWp	369.08	226.87	211.40	169.12	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
<1,000 kWp	316.11	206.34	196.58	144.68	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
Land
<30 kWp	268.68	193.42	195.44	152.19	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
<200 kWp	260.77	188.10	191.13	143.35	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
<10,000 kWp	237.05	171.37	176.29	134.03	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
>10,000 kWp	236.26	169.85	160.20	131.36	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)

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

Premium support scheme. According to amendments in the Energy Law (May 8, 2018) and the related regulations in Bulgaria in 2018 the long term power purchase agreements (“PPAs”) concluded by PV stations with installed capacity of 4 and above 4 MW and as of October 1, 2019 for PV stations with installed capacity between 1 MW to 4 MW was replaced by premium compensation agreements concluded between each producer and the State Fund “FSES”. Premium agreements have been signed by the end of October 2018, came in force not later than January 1, 2019 and with validity for the term of the signed PPA for the given PV station.

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

On July 1, 2018, the EWRC determined the access fee, which shall be paid to the operator of the transmission electricity grid for electricity produced by solar and wind power plants. This fee amounts to BGN 3.02 per MWh, net of VAT.

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

Environmental Protection

The Regional Inspectorate of Environment and Waters or the Ministry of Environment and Waters will examine and approve our solar parks for compliance with environmental protection standards based on an ecological assessment, environmental impact assessment and compatibility assessment. In some cases, such agencies may also set special requirements for environmental protection to be followed during the construction and operation of the plant.

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

The following chart illustrates our principal subsidiaries as of the date of this annual report:

Sky Solar Holdings, Ltd
(Cayman Islands)
Sky Solar Power Ltd.
(British Virgin Islands)
Sky International Enterprise Group Ltd.
(Hong Kong)
Sky Solar Energy S.à.r.l.
(Luxemburg)
Sky Solar Bulgaria Co., EOOD
(Bulgaria)
Sky Capital Asia Ltd.
(Hongkong)
Sky Capital Europe S.à.r.l.*
(Luxemburg)
Moktap Holdngs Ltd.*
(Cyprus)
Sky Solar Japan K.K.**
(Japan)
Sky Solar Renewable Energy (Wuxi) Co.,Ltd.
(China)
Wuxi Tianlian New Energy Development Ltd (Wuxi)
Sky Renewable Energy Ltd.
(Canada)
Sky Clean Energy Ltd.
(Canada)
Energy Capital Investment II S.à.r.l.
(Luxemburg)
Sky Capital America Inc.
(USA)
Renewable Capital Investment 1 S.L.(Spain)
Renewable Capital Investment 3 S.L.(Spain)

*	100% owned except for one share.

**

Several Goudou Kaisha (合同会社) established in Japan are either under common control of, or controlled by Sky Solar Japan, K.K. Goudou Kaisha is a form of limited liability companies under Japanese jurisdiction, which has more than one member(s) (社員) who have shares in it. The members’ liabilities are limited to their shares in such Goudou Kaisha.

Several Ippann Shadan Houjin entities were established in Japan. They are either under common control of, or controlled by Sky Solar Japan, K.K. Ippann Shadan Houjin are legal entities based on Japanese judiciary. Unlike corporations, they do not have equities and their founding members do not have rights to their residual assets.

All entities 100% owned unless otherwise indicated.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership	Function
Sky Solar Power Ltd.	British Virgin Islands	100%	Holding entity
Sky International Enterprise Group Ltd.	Hong Kong	100%	Holding entity
Sky Capital Asia Ltd	Hong Kong	100%	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	100%	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	100%(1)	Holding entity
Moktap Holdings Ltd.	Cyprus	100%(1)	Holding entity
Sky Solar Japan K.K.	Japan	100%	Holding entity
Sky Solar Bulgaria Co., EOOD	Bulgaria	100%	Operating entity, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Clean Energy Ltd.	Canada	100%	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Sky Capital America Inc.	United States	100%	Operating entity engaged in the development of solar parks
Sky Renewable Energy Ltd	Canada	100%	Holding entity
Energy Capital Investment II S.à.r.l.	Luxemburg	100%	Holding entity
Renewable Capital Investment 1 S.L	Spain	100%	Holding entity
Renewable Capital Investment 3 S.L	Spain	100%	Holding entity
Sky Solar Renewable Energy (Wuxi) Co., Ltd. (formerly known as Sky Solar New Energy Technology (Wuxi) Co., Ltd.)	China	100%	Holding entity
Wuxi Tianlian New Energy Development Ltd	China	100%	Operating entity, engaged in development and investment for DG projects in mainland China

(1)	100% owned except for one share
*

Hudson exercised its purported rights to enforce its share pledge for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguay special purpose vehicle entities were taken over by Hudson on January 24, 2019, and are no longer our subsidiaries as of the date of this annual report. We intend to take action to regain the control of these two companies. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings—Hudson Dispute.”

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

OVERVIEW

We have successfully developed and operated solar parks on a global basis. Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks. As of December 31, 2019, we have developed 333 solar parks with an aggregate capacity of 414.0 MW in ten countries including Japan, the United States, Canada, China, Bulgaria, Germany, Greece, the Czech Republic, Spain and Uruguay. Under our IPP revenue model, we currently own and operate 115.1 MW of solar parks in Japan, the United States, Canada, China, the Czech Republic and Chile.

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

To date our operations have been focused on Japan, China, Canada, the Czech Republic, Chile and the United States. We plan to expand or continue to expand our business operations in Japan, Canada, Chile and the United States. We expect such expansion to further diversify our revenue base internationally.

Our revenue was US$56.7 million, US$64.7 million and US$48.9 million in 2017, 2018 and 2019, respectively. Our gross profit was US$33.5 million, US$34.4 million and US$27.2 million, in 2017, 2018 and 2019, respectively. We recorded losses of US$33.1 million in 2017, losses of US$22.1 million in 2018 and losses of US$42.0 million in 2019. The increase in revenue from 2017 to 2018 was primarily due to increased capacity of our operating solar parks. The decrease in revenue from 2018 to 2019 was primarily due to our loss of control of subsidiaries in Uruguay in 2019.

Our IPP solar parks provide attractive long-term recurring revenue from selling electricity. From 2017 to 2018 and to 2019, our revenue from selling electricity from IPP solar parks grew from US$53.6 million to US$61.4 million and US$45.1 million, representing 94.5%, 95.0% and 92.2% of our revenue, respectively. The total capacity of our IPP solar parks was 196.7 MW, 211.0MW and 115.1 MW, and the total carrying value of our IPP solar parks in operation was US$354.2 million, US$321.5 million and US$205.0 million, as of December 31, 2017, 2018 and 2019, respectively.

Factors Affecting Our Results of Operations

We believe the most significant factors that directly or indirectly affect our overall growth, financial performance and results of operations include:

•	market demand for and price of PV power;
•	access to adequate financing with competitive interest rates and terms;
•	our revenue model and geographic mix of our project portfolio;
•	EPC costs for PV systems;

•	subsidies for solar parks and spot market electricity tariffs; and
•	our project development and operations capabilities.

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

In the long term, as PV technology advances and the average system costs of solar parks decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase. In light of these favorable conditions and our improved access to financing since our initial public offering, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks, and will monetize the solar parks when it is necessary to maximize our investment returns. In the years ended December 31, 2017, 2018 and 2019, selling electricity from IPP solar parks was our largest revenue stream, growing from 94.5% in the year ended December 31, 2017 to 95.0% in the year ended December 31, 2018, and further to 92.2% in the year ended December 31, 2019.

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

As an international solar park developer with a strong track record, we have received financing from a number of global financial institutions. See “Item 4. Information on the Company— B. Business Overview—Engineering, Procurement and Construction— Solar Park Project Financing.” Project funding for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as Japan, China, Czech Republic and the United States. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources. We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

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

In 2017, 2018 and 2019, we derived 0.5%, 0.3% and nil of our total revenue for the respective periods from selling solar energy systems. We derived our solar energy system sales revenue primarily from our historical project affiliates before 2014, which, in aggregate, represented 15.3% of our revenue in 2013. In 2017, 2018 and 2019, we derived US$286 thousand, US$324 thousand and US$324 thousand, or 0.5%, 0.5% and 0.7% of our revenue, respectively, from our historical project affiliates. In early 2013, we began to shift our strategy from selling solar energy systems to selling electricity from IPP solar parks in order to internalize more value from project development and generate recurring revenue and cash flow. Building and operating IPP solar parks also require large amounts of initial capital investment and strong financing capabilities. As of December 31, 2019, we had a total of 115.1 MW of IPP solar parks in operation with a carrying value of US$205.0 million. Most of our PPAs fix the price of electricity sold by our IPP solar parks for 20 years or more. We expect to generate attractive long-term returns and stable cash flows from selling electricity from IPP solar parks.

In the fourth quarter of 2013, we began to derive a majority of our revenue from selling electricity to the power grid as an IPP. In 2017, 2018 and 2019, we derived 94.5%, 95.0% and 92.2% of our revenue from electricity sales from IPP solar parks, respectively. As we grow our IPP business, we will also increase the number of our IPP solar parks. The carrying value of our IPP solar parks in operation was US$354.2 million, US$321.5 million and US$205.0 million as of December 31, 2017, 2018 and 2019, respectively.

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

Subsidies for solar parks and spot market electricity tariffs

Our electricity sales from IPP solar parks increased significantly since 2013 when we decided to shift its business model from system sales to the IPP. We first generated a majority of our revenue from selling electricity from our IPP solar parks in the fourth quarter of 2013. In 2017, 2018 and 2019, we derived 94.5%, 95.0 % and 92.2% of our total revenue from electricity sales from our IPP solar parks, respectively. As of December 31, 2019, the total capacities of our IPP solar parks in operation in Japan, China, the Czech Republic, Canada, and the United States were 85.4 MW, 1.7 MW, 5.6 MW, 0.3MW and 22.1 MW, respectively. Electricity sales reflect the price of electricity, the capacity of our solar parks and solar radiation in the local area.

The price of electricity in different countries is either (i) fixed or specially fixed through PPAs or (ii) variable and determined by the spot market. As of December 31, 2019, the percentage of our owned capacity for which the price of electricity was fixed or specially fixed through PPAs was 100% while the percentage of owned capacity for which the price of electricity was variable and determined by the spot market specially stated through PPAs was nil. Historically, we have derived our electricity income from markets where electricity is sold through PPAs backed by FIT price support schemes. The price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the PPAs, most of which have a term of 20 years. Legal changes in FIT price support schemes or PPAs are generally only applied prospectively, and consequently do not affect our solar parks in operation for the remaining life of their PPA. Nevertheless, a few jurisdictions, including Bulgaria, Greece and Spain, have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT price support schemes during the contractual term. We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic, Canada, China, the United States and Uruguay and investment income indirectly through IPP solar parks held by our historical project affiliates in which we have minority equity positions in Bulgaria and Canada.

Notwithstanding any changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue. We primarily plan to expand our investments on solar parks in Japan and the United States, where electricity prices are fixed by PPAs for periods varying from 15 years to 30 years.

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

The following table sets forth the metrics for the periods and as of the dates indicated.

	2017	2018	2019
Solar parks connected during the period (MW)(1)(2)	84.9	18.0	6.0
Total IPP solar parks in operation at the end of the period (MW)(3)	196.7	211.0	115.1

(1)	We consider a solar park connected to the grid when it has achieved connection and has all approvals needed to begin selling electricity through the grid.
(2)	This represents total solar parks connected for both solar energy system sales and selling electricity as an IPP.
(3)	Total solar parks in operation include solar parks operated by us and our historical project affiliates under our IPP business model.

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

As of December 31, 2019, we had a total of 115.1MW of IPP solar parks in operation with a carrying value of US$205.0 million.

We started to derive a majority of revenue from selling electricity from IPP solar parks since the fourth quarter of 2013. Revenue from electricity generation in 2017, 2018 and 2019 was US$53.6 million, US$61.4 million and US$45.1 million, representing 94.5%, 95.0 % and 92.2% of our revenue, respectively.

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

The following table sets forth a breakdown of our revenue streams for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income	53,614	94.5	61,438	95.0	45,122	92.2
Solar energy system sales	285	0.5	198	0.3	—	—
Other	2,834	5.0	3,033	4.7	3,826	7.8
Total Revenue	56,733	100.0	64,669	100.0	48,948	100.0

Our operations are located in Japan, Canada, the United States, the Czech Republic, Bulgaria, Spain and the PRC. The table below expresses our revenue from the different regions where we operated.

	Revenue for the year ended December 31,
	2017	2018	2019
	(US$ in thousands)
Japan	37,887	41,140	36,086
Greece	1,650	1,613	1,214
Canada	382	361	167
United States	6,681	4,914	5,612
Czech Republic	3,548	4,103	3,936
Bulgaria	966	912	931
Spain	421	329	—
PRC	—	29	168
Uruguay(1)	5,198	11,268	834
Total	56,733	64,669	48,948

(1)

Hudson exercised its purported rights to enforce its share pledge for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguay special purpose vehicle entities were taken over by Hudson on January 24, 2019, and are no longer our subsidiaries from January 24, 2019.

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

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A	13,056	23.0	14,079	21.8	12,060	24.6
Client B	11,684	20.6	11,774	18.2	9,194	18.8
Client C	9,912	17.5	10,996	17.0	8,689	17.8
Client D	*	*	10,269	15.9	*	*
Total(1)	34,562	61.1	47,118	72.9	29,943	61.2

*	Revenue from such client represented less than 10% of total revenue during the period.
(1)	Total is total amount from clients who individually represented more than 10% of total revenue.

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

We generally incur substantial expenditures to develop a solar park in a given period only to recognize revenue for the solar parks in a later period, especially for our IPP business and solar energy system sales business. If regulatory approvals are delayed or denied or if construction, module delivery, financing or operational issues arise, the reporting of revenue may be further delayed or impairment charges may be incurred. Furthermore, we may pursue development of larger solar parks in the future, which may also exacerbate such timing effects.

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

Our largest supplier during 2017, 2018 and 2019 accounted for 22.6%, 34.7% and 24.1% of our total purchase, respectively. Cost of sales attributable to our top five suppliers in 2017, 2018 and 2019 accounted for 70.2%, 81.4% and 77.1% of our total purchase, respectively.

Gross profit

Gross profit is equal to revenue less cost of sales. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin depends on a combination of factors, including primarily our revenue model, the geographic distribution of the solar parks, the mix of projects, services and electricity sold during the reporting period, the prices at which the solar parks and services are sold, the costs of PV modules and balance-of-system components, the costs of services outsourced to third-party contractors and management costs (including share-based compensation costs) attributable to project development. Our gross profit margin was 59.1%, 53.2% and 55.6% for 2017, 2018 and 2019, respectively.

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

Impairment loss on IPP solar parks

We recorded an impairment loss of US$5.2 million, US$4.5 million and US$2.9 million on IPP solar parks in 2017, 2018 and 2019, respectively. The impairment loss on IPP solar parks in 2017 was primarily a result of the discontinuation of several developing licenses in Latin America and the developing permits in North America. The impairment loss on IPP solar parks in 2018 was primary a result of the termination of several of our projects in Chile, and the difference between the assets’ carrying amount and fair value of the certain completed project in Japan, Canada and the United States due to our failure to find a tax partner for the project to obtain certain tax credit benefit. The impairment loss on IPP solar parks in 2019 was primarily a result of the termination of several of our projects in Chile due to the increase of costs and difficulty of development.

Impairment loss on inventory

We recorded an impairment loss of nil, nil and US$0.2 million on inventory in 2017, 2018 and 2019, respectively. The impairment loss on inventory in 2019 was primarily attributable to a decrease in the market price of our inventory.

Provision on receivables and other non-current assets

We recorded provision on receivable and other non-current assets of nil, US$0.6 million and US$1.0 million in 2017, 2018 and 2019, respectively.

We made the determination on the amount of the impairment loss based on our on-going communication with China New Era on the collectability of its receivables due to us, which totaled US$3.7 million, US$3.5 million and nil as of December 31, 2017, 2018 and 2019, respectively. The impairment was the amount of default on payment obligation. We entered a settlement agreement with China New Era on March 19, 2019 and received the total net US$1.5 million on March 28, 2019.

The provision on receivables in 2019 was primarily attributable to the receivables from a third party which is under bankruptcy process.

Selling expenses

Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Other operating income

Other operating income consists of (i) gain on disposal of IPP solar parks, (ii) gain on disposal of subsidiaries, (iii) gain on sale of permits and rights and (iv) others.

For the year ended December 31, 2017, we recorded a gain on disposal of subsidiaries of US$1.9 million, of which US$416 thousand was from the disposal of Sonusco Limited and Neurlus Limited in Greece, and US$1.5 million was from the sale of 25 preferred shares in 1091187 B.C. Ltd. to Jade Fair Precision Ltd. in January 2017 in Canada, offset by loss of US$5 thousand on disposal of Tokyo Solar Electricity KK in Japan.

For the year ended December 31, 2018, we recorded a gain of US$8.5 million from disposal of four IPP solar parks in Japan, a gain of US$18.2 million from selling permits to a company we invested in, and a loss on disposal of two of our Luxemburg subsidiaries of US$1.3 million, namely, GRANSOLAR CUBIERTAS 3, S.L.U (“GSC3”) and GRANSOLAR CUBIERTA 7, S.L.U (“GSC7”).

For the year ended December 31, 2019, we recorded a loss of US$1.5 million attributable to the disposal of a subsidiary in Chile, a loss of US$2.2 million attributable to disposal of a subsidiary in the United States, a loss of US$43.7 million from the loss of control of Energy Capital Investment S.à.r.l. and its subsidiaries in Uruguay due to the Hudson Dispute and a gain of US$47.8 million due to the disposal of 13 IPP solar parks in Japan.

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

For the year ended December 31, 2019, we recorded US$1.5 million of other losses, mainly attributable to the change of financial assets with fair value through profit and loss and hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as financial liabilities at fair value through profit or loss.

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

Income tax of Bulgaria, Czech, Hong Kong, China, Greece, United States and Canada is calculated at 10%, 19%, 16.5%, 25%, 28%, 21%, and 25%, respectively, of the estimated assessable profit of our respective subsidiaries for the years ended December 31, 2017, 2018 and 2019. Income tax rate in Japan is 27.8%, 27.8% and 27.6% for the years ended December 31, 2017, 2018 and 2019, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Our effective income tax rates were positive 16%, negative 49% and negative 146% in 2017, 2018 and 2019, respectively. We incurred income tax gain of US$6.5 million in 2017 mainly attributable to our deferred tax income recorded in Japan. We incurred income tax expenses of US$7.3 million in 2018 mainly attributable to our current tax expenses recorded in Japan. We incurred income tax expenses of US$24.9 million in 2019 primarily because of projects sold in Japan.

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

The asset recognized in respect of the costs to obtain or fulfil a contract is amortized on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates to.

The following is a discussion of our revenue recognition policies by segment under the current revenue recognition accounting standard effective January 1, 2019:

Electricity sales income

When we own and operate solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which we hold as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract. The contracts are long-term with fixed prices. The majority of our customers are local grid companies. We recognize revenue over the life of the contract, based on the volume of electricity delivered each month and there is only one performance obligation.

EPC services solar energy system sales - Provision of pipeline plus EPC services

The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

We either apply for the permits required to construct and operate solar parks itself or acquire the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, we sell the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by us at which time control is transferred.

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

Other sales — O&M service

Our O&M service and other administrative service include but not limited to the management services of electrical inspection, preventive maintenance for modules, trackers and inverters of the system, weeding and snow removal. These management services are substantially the same and the same management service pattern is provided consecutively during the contract term. The one performance obligation that we identified under O&M agreement is to provide a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. We recognize revenue over time and recognizes revenue in the amount to which the entity has a right to invoice.

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

We had 117, 129 and 111 CGUs as at December 31, 2017, 2018 and 2019, respectively. In 2013, 17 of the 39 CGUs located in Greece showed indicators of impairment and were tested for impairment. The other 22 CGUs located in Japan, Spain and the Czech Republic had no indicators of impairment. After performing the impairment test, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$21.6 million. The total remaining carrying value after impairment for the 13 CGUs was EUR28.6 million (equivalent to approximately US$39.5 million based on the historical exchange rate on the date of settlement of relevant transactions) as of December 31, 2013. The total carrying amount of the 4 CGUs that passed the impairment testing was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

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

Assumptions	Change in assumption	Total Increase/Decrease in the amount of impairment charges
Discount rate	Increase/decrease by 1%	Increase/decrease US$2.3 million
Estimated net change in electricity income and direct costs	Increase/decrease by 5%	Decrease/increase US$1.7 million
Growth rate	Increase/decrease by 1%	Decrease/increase US$2.9 million

During the year ended December 31, 2017, 37 CGUs located in Chile and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in Japan, Spain, the Czech Republic, Canada and Uruguay did not show any indicators of impairment. After we performed the impairment tests on these 37 CGUs, we recorded an impairment loss of US$5.2 million on three of the 37 CGUs.

During the year ended December 31, 2018, 27 CGUs located in Chile, Spain, Japan, Canada and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in China, the Czech Republic, and Uruguay did not show any indicators of impairment. After we performed the impairment tests on these 27 CGUs, we recorded an impairment loss of US$4.5 million on all of these CGUs.

During the year ended December 31, 2019, 48 CGUs located in Chile, Japan, Canada and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in China and the Czech Republic did not show any indicators of impairment. After we performed the impairment tests, we determined that 13 of the CGUs were impaired and recorded an impairment loss of US$2.9 million.

Leasing

Leases prior to adoption of IFRS 16

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

We as lessor

Contingent rental arising under operating leases are recognized as rental income in the period in which they are incurred. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

We as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

IFRS 16 Leases

IFRS 16, which upon the effective date superseded IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

We adopted IFRS 16 to our leases as lessee retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application of the modified retrospective approach. Upon the adoption of IFRS 16, we recognized lease liabilities for leases previously classified as operating leases under IAS 17. We are required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing our obligation to make lease payments and recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the consolidated statements of cash flows. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. We also elected to use the recognition exemptions for lease contracts that, at the commencement date, having a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

The lease liability is measured based on the remaining lease payments discounted using the incremental borrowing rate as of the date of initial application. The carrying amount of the right-of-use asset is an amount equal to the carrying amount of the lease liability on the date of initial application adjusted by the amount of any prepaid or accrued lease payments.

Lease liabilities

Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using the incremental borrowing rate at the date of initial application.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statements of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the lease term. No impairment is accrued on right-of-use assets as at the date of initial application.

We have already included the removal and restoration costs in the asset retirement obligation (“ARO”) when recognizing the cost of the IPP solar parks. We have made the accounting policy choice not to reclassify the ARO into right-of-use assets. Therefore, an adjustment is not required.

Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

Significant judgment in determining the lease term of contracts with renewal options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We have the option, under some of our leases to lease the assets for additional term. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal.

After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

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

Restricted Cash

Our restricted cash comprises: (i) term deposit which normally matures within a twelve-month period, (ii) guarantee for certain liabilities, which could be available after such liabilities are settled, and (iii) other restricted cash, the use of which needs to meet the bank’s requirements and is subject to regulations related to the mortgage loans. Therefore, the restricted cash is not available to us for immediate use. We have US$82 thousand and US$110 thousand of term deposit, US$7.9 million and US$3.7 million of guarantee, and US$36.2 million and US$27.7 million of other restricted cash as of December 31, 2018 and 2019, respectively.

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

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets that are held within a different business model other than “hold to collect” or “hold to collect and sell” are categorized at fair value through profit and loss. Further, irrespective of business model financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses — the expected credit loss (“ECL”) model. This replaced IAS 39’s “incurred loss model”.

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

“12-month expected credit losses” are recognized for the first category while “lifetime expected credit losses” are recognized for the second category.

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

Trade receivables and contract assets

We make use of a simplified approach in accounting for trade receivables and contract assets, and record the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, we use our historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

We assess impairment of trade receivables and contract assets on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 34 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Reclassification of financial assets

When, and only when, we change its business model for managing financial assets it must reclassify all affected financial assets.

Derecognition of financial assets

The basic premise for the derecognition model is to determine whether the asset under consideration for derecognition is:

•	an asset in its entirety,
•	specifically identified cash flows from an asset (or a group of similar financial assets),
•	a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets), or
•	a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets).

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

An asset is transferred if either the entity has transferred the contractual rights to receive the cash flows, or the entity has retained the contractual rights to receive the cash flows from the asset, but has assumed a contractual obligation to pass those cash flows on under an arrangement that meets the following three conditions:

•	the entity has no obligation to pay amounts to the eventual recipient unless it collects equivalent amounts on the original asset,
•	the entity is prohibited from selling or pledging the original asset (other than as security to the eventual recipient), and
•	the entity has an obligation to remit those cash flows without material delay.

Once an entity has determined that the asset has been transferred, it then determines whether or not it has transferred substantially all of the risks and rewards of ownership of the asset. If substantially all the risks and rewards have been transferred, the asset is derecognized. If substantially all the risks and rewards have been retained, derecognition of the asset is precluded.

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

Financial liabilities of amortized cost

All financial liabilities (including trade and other payables, amounts due to related parties, and borrowings) are measured at amortized cost, except for financial liabilities at fair value through profit or loss (FVTPL).

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

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Revenue
Related Parties	286	0.5	324	0.5	324	0.7
Non-related Parties	56,447	99.5	64,345	99.5	48,624	99.3
Total revenue	56,733	100	64,669	100.0	48,948	100.0
Cost of sales and services	(23,201)	(40.9)	(30,262)	(46.8)	(21,739)	(44.4)
Gross profit	33,532	59.1	34,407	53.2	27,209	55.6
Impairment loss on IPP solar parks	(5,221)	(9.2)	(4,541)	(7.0)	(2,886)	(5.9)
Impairment loss on inventory	—	—	—	—	(152)	(0.3)
Provision on receivables and other non-current assets	—	—	(626)	(1.0)	(983)	(2.0)
Selling expenses	(554)	(1.0)	(2,610)	(4.0)	(1,846)	(3.8)
Administrative expenses	(25,110)	(44.3)	(27,948)	(43.2)	(22,462)	(45.9)
Other operating income	2,068	3.6	25,630	39.6	789	1.6
Profit from operations	4,715	8.3	24,312	37.6	(331)	(0.7)
Investment gains	7,891	13.9	580	0.9	688	1.4
Other losses	(39,986)	(70.5)	(22,397)	(34.6)	(1,500)	(3.1)
Finance costs	(12,200)	(21.5)	(17,330)	(26.8)	(15,924)	(32.5)
(Loss) profit before taxation	(39,580)	(69.8)	(14,835)	(22.9)	(17,067)	(34.9)
Income tax (expense) credit	6,530	11.5	(7,285)	(11.3)	(24,945)	(51.0)
(Loss) profit for the year	(33,050)	(58.3)	(22,120)	(34.2)	(42,012)	(85.8)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference	5,579	9.8	(3,190)	(4.9)	5,887	12.0
Total comprehensive (loss) income for the year	(27,471)	(48.4)	(25,310)	(39.1)	(36,125)	(73.8)

The following table sets forth a breakdown of our revenue streams for the period indicated:

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Electricity generation income(1)	53,614	94.5	61,438	95.0	45,122	92.2
Solar energy system sales	285	0.5	198	0.3	—	—
Other(2)	2,834	5.0	3,033	4.7	3,826	7.8
Total Revenue	56,733	100.0	64,669	100.0	48,948	100.0

(1)	Represents revenue from selling electricity from IPP solar parks.
(2)	Represents revenue from the sale of solar modules and the provision of O&M services.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our total revenue decreased by 24.3% from US$64.7 million in 2018 to US$48.9 million in 2019, primarily as a result of our loss of control of subsidiaries in Uruguay.

•

Revenue from selling electricity from IPP solar parks. Our revenue from selling electricity from IPP solar parks decreased by 26.6% from US$61.4 million in 2018 to US$45.1 million in 2019, primarily due to our loss of control of subsidiaries which held six operating solar parks in Uruguay totaling 71.7 MW.

•

Revenue from solar energy system sales. Our revenue from solar energy system sales decreased from US$0.2 million in 2018 to nil in 2019, as no sales of EPC service solar energy system incurred in 2019.

•	Other revenue. Our other revenue increased by 26.1% from US$3.0 million in 2018 to US$3.8 million in 2019, primarily due to an increase in solar modules trading in Japan.

Cost of sales and services. Our cost of sales and services decreased by 28.2% from US$30.3 million in 2018 to US$21.7 million in 2019, primarily due to our loss of control of subsidiaries which held six operating solar parks in Uruguay totaling 71.7 MW.

Gross profit. Our gross profit decreased by 20.9% from US$34.4 million in 2018 to US$27.2 million in 2019, and our gross profit margin increased from 53.2% in 2018 to 55.6% in 2019, primarily attributable to an increase in electricity production due to the weather condition in Japan and an increase in our average electricity price due to the higher electricity price for our IPP solar parks in the United States which were connected to grid in late 2018 in the United States.

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks decreased by 36.4% from US$4.5 million in 2018 to US$2.9 million in 2019. Our impairment loss in 2019 is primarily due to the impairment of IPP solar parks in Chile due to the increase of costs and difficulty of development.

Impairment loss on inventory. Our impairment loss on inventory was US$0.2 million in 2019, compared to nil in 2018. Our impairment loss on inventory in 2019 was primarily attributable to a decrease in the market price of our inventory.

Provision on receivables and other non-current assets. Our provision on receivables and other non-current assets increased by 57.0% from US$0.6 million to US$1.0 million, primarily attributable to the receivables from a third party which is under bankruptcy process.

Selling expenses. Our selling expenses decreased by 29.3% from US$2.6 million in 2018 to US$1.8 million in 2019 primarily attributable to the reducing scale of our project development in Canada. Our selling expense as a percentage of revenue decreased from 4.0% in 2018 to 3.8% in 2019.

Administrative expenses. Our administrative expenses decreased by 19.6% from US$27.9 million in 2018 to US$22.5 million in 2019, primarily due to the resource reallocation and our loss of control of subsidiaries in Uruguay. Our administrative expenses as a percentage of revenue increased from 43.2% in 2018 to 45.9% in 2019, primarily due to the increase in legal fees related to the Hudson Dispute.

Other operating income. Our other operating income decreased by 96.9% from US$25.6 million in 2018 to US$0.8 million in 2019. The other operating income in 2018 was primarily due to the disposal of four IPP solar parks with a profit of US$8.5 million and sale of permit to the company we invested in with a profit of US$18.2 million. The other operating income in 2019 was primarily due to our disposal of 13 IPP solar parks in Japan with a gain of US$47.8 million which was partially offset by our loss of control of subsidiaries in Uruguay due to the Hudson Dispute with a loss of US$43.7 million.

Investment income. Our investment income increased by18.6% from US$0.6 million in 2018 to US$0.7 million in 2019, primarily due to an increase in the interest income from third parties in 2019.

Other losses. Our other losses decreased by 93.3% from US$22.4 million in 2018 to US$1.5 million in 2019, primarily because of a decrease in losses from change of financial liabilities with fair value through profit and loss in 2019.

Finance costs. Our finance costs decreased by 8.1% from US$17.3 million in 2018 to US$15.9 million in 2019, primarily attributable to a decrease in interest expenses for bank borrowings due to our loss of control of subsidiaries in Uruguay.

Income tax (expense) credit. We incurred income tax expense of US$24.9 million in 2019, compared to income tax expense of US$7.3 million in 2018, primarily because of our disposal of IPP solar parks in Japan.

(Loss) profit for the year. As a result of the foregoing, we recorded a loss of US$42.0 million for 2019, compared to a loss of US$22.1 million for 2018.

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

Impairment loss on IPP solar parks. Our impairment loss on IPP solar parks decreased by 13.0% from US$5.2 million in 2017 to US$4.5 million in 2018. The impairment loss on IPP solar parks in 2018 was primary a result of the termination of several of our projects in Chile, and the difference between the assets’ carrying amount and fair value of the certain completed project in Japan, Canada and the United States due to our failure to find a tax partner for our project to obtain certain tax credit benefit.

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

Other operating income. Our other operating income increased from US$2.1 million in 2017 to US$25.6 million in 2018. The other operating income in 2017 was primarily due to the gain on disposal of interest in subsidiaries in Greece and Canada in 2017, which was US$1.9 million. The other operating income in 2018 was primary due to disposal of four IPP solar parks with a profit of US$8.5 million and sale of permit to the company we invested in with a profit of US$18.2 million.

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

Cash Flow and Working Capital

Our principal sources of liquidity to date have been cash through debt and equity financing, including but not limited to bank and shareholder loans, convertible notes, shareholder contribution, proceeds from our IPO, assets disposal and cash from our operating activities. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

Other than the capital control imposed by the Greek government as mentioned elsewhere in this annual report, we do not anticipate any legal or economic restrictions on the ability of our subsidiaries outside of China to transfer funds to us in the form of cash dividends, loans or advances. Subsidiaries in China are required under Chinese law to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our future subsidiaries may be permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

As of December 31, 2019, we had cash of US$11.7 million, restricted cash of US$31.5 million which represented deposits placed in banks for the purpose of securing current portion of project financing as well as bidding for potential project permits, US$54.9 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$148.0 million in long-term bank borrowings (excluding the current portion). Other than as described in “Item 7. Major shareholders and related party transactions — B. Related party transactions — Amounts due from and to affiliates”, as of December 31, 2019, there was nil other current liability, which represents the liability under the Silent Partnership agreement and the current portion of Note Purchase Agreement with Hudson.

We recorded negative working capital. As of December 31, 2019, our current liabilities of US$90.1 million, exceeded our current assets by approximately US$33.3 million. In 2019, we incurred net loss of US$42.0 million. In addition to the current liabilities of US$90.1 million as of December 31, 2019, we committed to capital expenditure of US$23.1 million relating to the construction of solar parks contracted but not provided for in the consolidated financial statements as of December 31, 2019. Furthermore, Hudson accelerated the debt collection by sending a notice dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Although we reached a without prejudice settlement agreement with Hudson dated November 5, 2019, the transactions under such settlement agreement was not closed as contemplated despite our efforts to close the transactions. We are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Depending upon the potential resolution of the Hudson Dispute and the related actions and proceedings, we may need to seek additional sources of liquidity.

Our principal sources of liquidity to date have been debt and equity financing from third parties and our affiliates, including proceeds from bank loans, shareholder loans and shareholder contributions, convertible notes offering, and our IPO, as well as cash from our operating activities. To the extent we fail to obtain financing on the terms we may have to dispose of operating IPP solar parks. We have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, following project connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize the project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually has a term of over 15 years and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. We believe that our current operating IPP solar parks and projects under construction can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary. In recent years, we successfully raised capital by selling our IPP solar parks and obtaining secured loans for the purposes of loan repayment and developments of new projects. We have plans to dispose of certain of our assets and pledge certain of our assets for financing to meet the liquidity requirements. For example, we have assets disposal plans in Japan and the United States and assets pledge financing plans in Japan in 2020. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due for the next 12 months. Based on these factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

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

We require significant financial resources to expand and develop our existing project pipeline. The development of IPP solar parks can take months or years. We may need to make significant upfront investments, such as payments for site control and transmission and PPA deposits, in advance of the receipt of any revenue. Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large IPP solar parks, including project funding, pre-financing agreements with off-takers and supply-chain financing. Following connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize a project’s capital structure, pay our contractors and replenish our working capital. Such debt financing usually has a term of over 15 years and restricts us from creating additional security over the assets. Such account or trade receivables include all income generated from the sale of electricity in the solar parks. We believe that our current operating IPP solar parks and projects under construction can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary.

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

We may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt, equity or equity-linked securities, obtain a credit facility, or assets disposal plan. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Any assets disposal plan could be subject to the economic and market conditions on potential customers’ capital plans and budgets. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms acceptable to us, or at all.

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

The global spread of COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Since we operate IPP solar parks in Asia, Europe and American regions where some local governments enact lockdown decisions, we might experience potential impacts as a result of COVID-19, which may materially and adversely affect our ability to obtain financing in a timely and cost-effective manner and our ability to access the capital market. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on our business operation and future cash flow. It is possible that the continued spread of COVID-19 could cause unpredictable events which could adversely affect our business, results of operations or financial condition.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Net cash generated from (used in) operating activities	(1,409)	28,377	24,391
Net cash generated from (used in) investing activities	(50,802)	(2,798)	51,713
Net cash generated from (used in) financing activities	80,258	(26,824)	(107,055)
Net increase (decrease) in cash and cash equivalents	28,047	(1,245)	(30,951)
Cash and cash equivalents at beginning of the year	12,518	46,084	43,959
Effects of exchange rate changes on the balance of cash held in foreign currencies	5,519	(880)	(1,262)
Cash and cash equivalents at end of the year	46,084	43,959	11,746
Bank balances and cash at end of the year	46,084	43,831	11,739
Bank balances and cash included in assets classified as held for sale at end of the year	—	128	7
	46,084	43,959	11,746

Operating Activities

Our net cash generated from operating activities in 2019 was US$24.4 million, which was mainly attributable to loss before taxation of US$17.1 million, a net increase in the working capital of US$24.9 million, partially offset by income taxes paid of US$16.0 million and adjustments of US$32.6 million. The net increase in the working capital was primarily attributable to a decrease in amounts due from related parties of US$16.5 million, an increase in trade and other payables of US$6.8 million, and a decrease in trade and other receivables of US$1.8 million. The decrease in trade and other receivables was primarily due to our loss of control of subsidiaries in Uruguay and the disposal of subsidiary in Greece which was reclassified as held for sale. The increase in trade and other payables was primarily due to the increase of tax payable in Japan. The income taxes paid were primarily attributable to a large amount of income taxes payable as of December 31, 2018 in Japan. The adjustments were primarily attributable to a gain on disposal of IPP solar parks of US$47.8 million, loss on disposal of subsidiaries of US$47.4 million, finance costs of US$15.9 million and depreciation of IPP solar parks of US$11.7 million.

Our net cash generated from operating activities in 2018 was US$28.4 million, which was mainly attributable to loss before taxation of US$14.8 million, a net increase in the working capital of US$8.3 million and income taxes paid of US$5.8 million, partially offset by adjustments of US$40.8 million. The net increase in the working capital was primarily attributable to decrease in trade and other receivables of US$13.8 million, decrease in trade and other payables of US$4.6 million and increase in contract assets of US$0.7 million. The decrease in trade and other receivables was primarily due to the decrease of deposits and prepayments. The decrease in trade and other payables was primarily due to the decrease of EPC construction payables. The adjustments were primarily attributable to fair value changes on other current and non-current liability of US$25.6 million, a gain on disposal IPP solar parks of US$26.7 million, a depreciation of IPP solar park of US$19.4 million and finance costs of US$17.3 million.

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

Investment Activities

Our net cash generated from investing activities in 2019 was US$51.7 million. This cash inflow was primarily attributable to (i) proceeds from disposal of IPP solar parks of US$90.0 million, and (ii) withdrawal of restricted cash of US$44.2 million. This cash inflow was primarily offset by (i) payments for IPP solar parks of US$48.5 million, (ii) placement of restricted cash of US$31.5 million, and (iii) disposal of subsidiaries of US$3.6 million.

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

Financing Activities

Our net cash used in financing activities in 2019 was US$107.1 million. This cash outflow was primarily attributable to (i) repayment of other current liabilities of US$122.0 million, (ii) repayment of other borrowings of US$35.4 million, and (iii) repayment of bank borrowings of US$8.6 million. This cash outflow was primarily offset by (i) proceeds from other borrowings of US$60.8 million, and (ii) proceeds from bank borrowings of US$11.2 million.

Our net cash used in financing activities in 2018 was US$26.8 million. This cash outflow was primarily attributable to (i) repayment of bank borrowings of US$13.4 million, and (ii) repayment of other borrowings of US$20.2 million. This cash outflow was primarily offset by (i) proceeds from other borrowings of US$29.3 million, and (ii) proceeds from bank borrowings of US$11.5 million.

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

Capital Expenditures

Our capital expenditures amounted to US$92.9 million, US$41.2 million and US$48.5 million for 2017, 2018 and 2019, respectively. Our capital expenditure in 2017, 2018 and 2019 related primarily to our investment in solar parks under the IPP model.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Application of New and Amendments to International Financial Reporting Standards—New and Amendments to IFRSs in issue but not yet effective” to our consolidated financial statements included elsewhere in this annual report.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Less Than			More Than
	1 Year	1-2 Years	2-5 Years	5 Years	Total
	(US$ in thousands)
Commitment to settle EPC subcontracting cost	23,118	—	—	—	23,118
Lease commitment	1	—	—	—	1
Lease liabilities	4,351	4,219	12,648	43,433	64,651
Borrowings	54,875	18,453	55,360	121,945	250,633
Other current and non-current liabilities	1,629	77,968	300	1,635	81,532
Total	83,974	100,640	68,308	167,013	419,935

G.	Safe Harbor

Please see “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Senior Management	Age	Position/Title
Dr. Hao Wu	54	Chairman of the Board of Directors and principal executive officer
Weili Su	52	Director
Xiaoguang Duan	64	Director
Xinhua Yu	46	Director
Benjamin (Binjie) Duan	34	Director
Naiwei Chen	63	Independent Director
Qiang Zhan	59	Independent Director
Xuelong Pei	50	Independent Director
Peter (Ping) Liu	53	Managing Director for the North American Region
Rui Chen	43	Representative Director of Sky Solar Japan
Wen Qian	37	President for mainland China
Dessislav Goranov	50	Managing Director for European Region
Julie (Liwei) Zhu	36	Acting Chief Financial Officer

** The business address of our directors and executive officers is Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong, People’s Republic of China.

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

Naiwei Chen. Mr. Chen has been our independence director since July 2017. He is a professor at Fudan University, Law School, and the executive dean of Fudan University’s Institute of Senior Lawyers. He also serves as President of Shanghai FTA Intellectual Property Association, and Vice President of Shanghai Modern Enterprise Association, China Law Association On Science & Technology, and Shanghai Intellectual Property Law Research Association. Mr. Chen has served as an arbitrator at China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center, Hong Kong International Arbitration Center, International Chamber of Commerce International Court of Arbitration, and Court of Arbitration for Sport. In addition, Mr. Chen is a scholar of the Overseas IP Protection Program sponsored by China’s Ministry of Commerce, and was a Fulbright visiting scholar at the University of Pennsylvania, Law School from 2001 to 2002 and a senior visiting scholar at University of Washington from 1993 to 1994. He was the director of the Law Department and Intellectual Property Research Center of Shanghai Jiao Tong University, the vice president of the 8th and 9th general assembly of Shanghai Bar Association and a founding and senior partner of Allbright Law Offices. Currently, Mr. Chen also serves as an independent director of Shanghai Jiaoyun Group Co., Ltd., Shanghai Jiabao Group Co., Ltd., Spring Airlines Co., Ltd., and Shanghai Rural Commercial Bank. Mr. Chen earned his Doctor of Jurisprudence degree from Macau University of Science and Technology.

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

Dessislav Goranov. Mr. Goranov has been our Managing Director for European Region since November 29, 2018. Mr. Goranov joined our company in November 2009 and served as an operation manager of Sky Solar Bulgaria. Prior to joining us, he was a production manager and import manager in various industry companies. He obtained his bachelor degree in computer science from Zhejiang University in July 1994 and his master degree in international economic relationship in National Economics University Sofia in April 1996.

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

Directors and Senior Management

In 2019, the aggregate cash compensation to all of our directors and our senior management was US$1.5 million and the aggregate total compensation to all of our directors and our executive officers was US$0.7 million.

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

Amendment and Termination of Plan. Our board of directors may amend, alter or discontinue the 2009 Stock Incentive Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any Award theretofore granted without such participant’s consent. Unless the board determines otherwise, the board shall obtain approval of our shareholders for any amendment that would require such approval in order to satisfy any applicable regulatory requirements of laws. No award shall be granted pursuant to the 2009 Stock Incentive Plan on or after the tenth anniversary of the effective date, but awards theretofore granted may extend beyond that date. As of the date of this annual report, the 2009 Stock Incentive Plan has terminated.

For more information on the share-based compensation pursuant to the 2009 Stock Incentive Plan, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

For more information on the share-based compensation pursuant to the 2014 Equity Incentive Plan, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Option / Restricted Share Awards

As of March 31, 2020, no options to purchase ordinary shares or restricted share awards are outstanding.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a management committee.

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

Management Committee

Our management committee consists of Dr. Hao Wu, Mr. Xinhua Yu and Mr. Xiaoguang Duan. The management committee is responsible for, among other things:

•	searching for candidates to be appointed as chief executive officer of our company and the other positions; and
•	assuming administrative, supervisory, executive and managerial functions, including all functions of chief executive officer and other functions delegated by the board of directors from time to time.

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

As of December 31, 2017, 2018 and 2019, we had a total of 161 employees, 144 employees and 135 employees, respectively. The decrease in the number of employees in 2018 and 2019 was primarily due to the changes in our management team and our strategic adjustments. As of December 31, 2019, we had 22 employees in Europe, 65 employees in Japan, 24 employees in China and 24 employees in the Americas. The following table sets forth the number of our employees for each of the major functions as of December 31, 2019:

Number of employees
Permit Development	21
Engineering, Procurement and Construction Management	44
Operations and Maintenance	12
Management and administrative	58
Total	135

E.	Share Ownership

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

The following table sets forth the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2020, unless otherwise indicated, of:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2020, unless otherwise indicated, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially
	Owned Number	%(1)
Directors and Senior Management:
Dr. Hao Wu	—	—
Weili Su(2)	—	—
Xiaoguang Duan	—	—
Xinhua Yu	—	—
Benjamin (Binjie) Duan	—	—
Peter (Ping) Liu	—	—
Rui Chen(4)	152,107,954	36.3
Wen Qian	—	—
Dessislav Goranov	—	—
Julie (Liwei) Zhu	*	*
All directors and executive officers as a group	152,507,954	36.4
Major Shareholders
Japan NK Investment K.K.(3)	152,107,954	36.3
IDG-ACCEL China Capital Entities(4)	101,949,906	24.3

*	Less than 1% of our total outstanding shares.
(1)

For each person included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is (i) 419,546,494 ordinary shares outstanding, and (ii) the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2020, unless otherwise indicated.

(2)

In October 2019, pursuant to the amended and restated stock purchase agreement dated October 21, 2019, Mr. Su completed the transaction to sell 2,600,006 ordinary shares of our company and 107,088,104 ordinary shares of our company in the form of ADSs to Japan NK Investment K.K., through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Su. As a result, Mr. Su is no longer our controlling shareholder.

(3)

Represents 152,107,954 issued and outstanding ordinary shares held by Japan NK Investment K.K., a Japanese Corporation, which is 60% owned by PNF Investment Co., Ltd. and 40% owned by Renewable Japan Co., Ltd. However, Renewable Japan Co., Ltd, a subsidiary of H&T Corporation that is wholly owned by Katsuhito Manabe, has no voting rights of the Japan NK Investment K.K.. PNF Investment Co., Ltd. is wholly owned by Mr. Rui Chen. By virtue of such relationship, Mr. Rui Chen is deemed as the ultimate beneficial owner of Japan NK Investment K.K. In October 2019, Japan NK Investment K.K., completed the transaction of purchasing 152,107,954 ordinary shares (including ordinary shares represented by ADSs), representing 36.3% of the total shareholding, from Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc., and Bright Reality Investment Limited pursuant to an amended and restated stock purchase agreement dated October 21, 2019. In addition, pursuant to the amendments to Schedule 13D filed by Japan NK Investment K.K., dated November 22, 2019 and January 22, 2020, respectively, Japan NK Investment K.K., Hudson Global Finance DE II, LLC and Fusion-Lynx Holdings entered into a shareholder agreement dated November 14, 2019, which was subsequently terminated in accordance with its terms. Japan NK Investment K.K. intends to continue to engage in discussions with Hudson Sustainable Investments, LLC and other potentially interested parties regarding a potential strategic transaction involving us. However, there can be no assurances that any transactions will be consummated.

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

As of the date of this annual report, none of our shareholders have different voting rights from other shareholders.

B.	RELATED PARTY TRANSACTIONS

After the completion of our initial public offering in November 2014, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in 2019.

Transactions with Certain Affiliates and Shareholders

Transactions with RisenSky Solar and its subsidiaries

We provided O&M services with an aggregate revenue of US$0.3 million in 2019 to RisenSky Solar S.a.r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Our Historical Project Affiliates” for a discussion of our affiliate arrangements related to RisenSky Solar.

Transactions with Sky Global Solar S.A.

We provided O&M services with an aggregate revenue of US$8 thousand in 2019 to Sky Global Solar S.A., a company in which Mr. Su held 40% equity interests as of December 31, 2018 and 2019.

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

Transaction with 1088526 B.C. Ltd and its subsidiaries

We provided O&M services with an aggregate revenue of US$7 thousand to 1088526 B.C. Ltd and its subsidiaries. Although we own 75% equity interest in 1088526 B.C. Ltd and contractual right to appoint two out of four directors of the board of directors of 1088526 B.C. Ltd., 1088526 B.C. Ltd. is considered as our associate as we only have significant influence over 1088526 B.C. Ltd., considering that (i) all the key relevant activities, including but not limited to the appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget and capital expenditure, and approval of bank borrowing of 1088526 B.C. Ltd requires consent from the other shareholders; and (ii) the other shareholders have the rights to the majority of the variable returns from their involvement with the investee.

Transaction with 1091187 B.C. Ltd and its subsidiaries

We provided O&M services with an aggregate revenue of US$24 thousand to 1091187 B.C. Ltd and its subsidiaries. Although we own 75% equity interest in 1091187 B.C. Ltd and contractual right to appoint two out of four directors of the board of directors of 1091187 B.C. Ltd, 1091187 B.C. Ltd is considered as our associate as we only have significant influence over 1091187 B.C. Ltd, considering that (i) all the key relevant activities, including but not limited to the appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget and capital expenditure, and approval of bank borrowing of 1091187 B.C. Ltd requires consent from the other shareholders; and (ii) the other shareholders have the rights to the majority of the variable returns from their involvement with the investee.

Amounts due from and to Related Parties

The following table includes amount due to our related parties in 2019.

	Largest amount outstanding during 2019	Outstanding balance as of December 31, 2019
	(US$ in thousands)	(US$ in thousands)
Sky Solar New Energy(1)	150	—
Beijing Sky Solar Investment Management Co., Ltd.(2)	85	85

(1)

On May 24, 2018, we entered a lawsuit for the deposit of RMB1.0 million for a project investment in China paid by Sky Solar New Energy Investment Ltd on behalf of our company. The balance was settled with Sky Solar New Energy Investment Ltd on April 3, 2019, and the lawsuit has been withdrawn as at the date of this annual report.

(2)

The entity was controlled by Mr. Su as of December 31, 2017, 2018 and 2019. In 2013, we obtained, under a license agreement entered into between us and Mr. Su for the use of a trademark “Sky Solar.” The amount was a result of the licensed trademark used.

The following table includes loans and accounts receivable due from our related parties in 2019.

	Largest amount outstanding during 2019	Outstanding balance as of December 31, 2019
	(US$ in thousands)	(US$ in thousands)
China New Era(1)	3,507	—
RisenSky Solar Energy S.a.r.l. and its subsidiaries(2)	5,050	4,677
8180792 Canada Inc.(3)	7	7
Sky Wind Co., Ltd.(4)	116	116
Sky Wind SPC1 Co., Ltd.(4)	224	224
SSJ Megasolar 87 Co., Ltd.(4)	4	4

(1)

These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0% per annum, which mainly comprise the loans or advances to our affiliates under non-trade nature. We are able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain of our key management acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an associate of Sky Solar Holdings and considered as our related party. We entered into a settlement agreement with China New Era on March 19, 2019, and received the total net US$1.5 million on March 28, 2019, after which the balance amount due from China New Era was nil.

(2)

In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). We are able to exercise significant influence over RisenSky Solar through our 30% ownership interest and participation on the board. RisenSky is therefore classified as our associate. The balance was the receivable from our loan to RisenSky Solar and its subsidiaries for their general corporate and working capital purposes.

(3)

8180792 Canada Inc. is controlled by 1091187 B.C, Ltd (“1091187”), an equity investee in which the Group holds 75% equity interest. The balance was the receivable for OM service and is accounted for as at amortized cost.

(4)

Sky Wind Co., Ltd., Sky Wind SPC1 and SSJ Megasolar 87 Co., Ltd. are controlled by Mr. Rui Chen and therefore, these three entities are classified as our related parties from 2019. The balances were the receivables from transactions related to services we provided. The balances were accounted for as amortized cost.

Deed of Non-competition and Right of First Refusal

Pursuant to a deed of non-competition we entered into with Mr. Su on September 15, 2014, Mr. Su has unconditionally and irrevocably agreed, undertaken and covenanted with us that he would not, and would procure that his associates (other than any members of our company) would not, directly or indirectly, engage in any business which competes or is likely to compete, directly or indirectly, with the business from time to time conducted, carried on or contemplated to be carried on by any member of our company or in which any member of our company is engaged or has invested or which any member of our company has otherwise publicly announced its intention to enter into, engage in or invest in (the “Non-competition Clause”). Pursuant to the Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019 and an amendment thereto dated October 31, 2019, Mr. Su entered into a stock purchase agreement where he agreed to sell 107,088,104 ordinary shares of our company in the form of ADSs and 2,600,006 ordinary shares of our company in March 2019, which was amended and restated in October 2019. Pursuant to the amended and restated stock purchase agreement, Mr. Su completed the transaction to sell 2,600,006 ordinary shares of our company and 107,088,104 ordinary shares of our company in the form of ADSs to Japan NK Investment K.K., through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Su in October 2019. As a result, Mr. Su ceased to be our largest shareholder and hence, the non-competition clause was terminated.

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

A majority of our directors and a majority of our independent directors must approve any amendment of the agreement. The right of first refusal period begins upon the effectiveness of the deed of non-competition and terminates at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, or (ii) upon the mutual agreement by Mr. Su and our company to terminate the deed of non-competition. The Non-competition Clause begins upon the effectiveness of the deed of non-competition and terminates at the earlier of (i) the delisting of our ADSs and ordinary shares from the NASDAQ Capital Market, (ii) when Mr. Su ceases to be the largest shareholder of us, or (iii) upon the mutual agreement by Mr. Su and our company to terminate the deed of non-competition. The termination of the agreement or any amendment of the provisions would also require the approval of two-thirds of shareholders who attend a shareholders meeting (in person or by proxy) approving such amendment or termination after sufficient notice is given to ADR holders to participate in any such meetings.

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

Pursuant to a license agreement we entered into in September 2013 with Beijing Sky Solar Investment Management Company, or Beijing Sky Solar, an entity controlled by Mr. Su, we are required to pay 0.05% of our revenue, not exceeding HK$10 million (approximately US$1.3 million), to Beijing Sky Solar for the licensing of the trademark “Sky Solar,” or “天华阳光” registered in certain jurisdictions such as the U.S., Chile and Saudi Arabia, one month after our audited annual consolidated financial statements are issued each year starting from 2014. As of December 31, 2019, we had paid licensing fee of US$109 thousand for the use of the trademark “Sky Solar,” or “天华阳光” under the license agreement.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20‑F.

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

Class Action

On July 16, 2017, a putative securities class action captioned Barilli et al. v. Sky Solar Holdings, Ltd., et al. was filed in the United States District Court for the Southern District of New York. Plaintiffs allege that our prospectus filed in the initial public offering (“IPO”) in 2014 on the Nasdaq Stock Market misrepresented a number of subjects, including (i) the background of its former chief executive officer, Mr. Su; (ii) Sky Solar’s internal controls regarding related party transactions; (iii) a fraud committed against a Spanish subsidiary of a predecessor company in 2010; (iv) the state of the Chilean and Japanese solar markets; (v) Sky Solar’s access to financing; and (vi) Sky Solar’s business history, geographic reach, and prospects for future growth. In addition, Plaintiffs allege that since the IPO, we have made misrepresentations concerning Mr. Su’s credentials and our internal controls. Plaintiffs seek to represent a class of investors who claim to have suffered losses as a result of their trading of our ADSs acquired from November 13, 2014 to June 12, 2017. Plaintiffs assert federal securities law claims under the Securities Act of 1933 and the Securities Exchange Act of 1934, and seek unspecified money damages. On February 16, 2018, the plaintiffs filed their second amended complaint, which we moved to dismiss on April 20, 2018. On May 23, 2019, the court granted our motion to dismiss the second amended complaint without prejudice. Plaintiffs subsequently filed a motion for reconsideration of the court’s motion to dismiss decision, as well as a motion for leave to file a third amended complaint, both of which we opposed. On December 2, 2019, the court denied Plaintiffs’ motion for reconsideration. The motion for leave to amend is currently pending before the court. Additional information concerning this action is publicly available in court filings under the docket number 17 Civ 4572 (S.D.N.Y.) (Swain, J.).

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

Japan Silent Partnership

On June 25, 2018, the Silent Partner filed a lawsuit against SSJ, which alleged that there were significant differences in the understandings of the silent partnership and purported to seek certain damages. In December 2018, SSJ and Sky International Enterprise Group Ltd. entered into the TK Interest Agreement with the Silent Partner and the Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Agreement, we made a payment of JPY2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Agreement, and an additional JPY13.4 billion (US$121 million) had been paid on March 29, 2019, at which time the Silent Partner’s entire interest under the silent partnership agreement was transferred to us.

Hudson Dispute

Hudson alleged in a series of letters that events of default under the Note Purchase Agreement had occurred, including (i) a failure to provide a pledge of the equity interests in three entities relevant to the Sunpeak Projects, (ii) the making of unauthorized inter-corporate loans, and (iii) a failure to provide certain information relating to projects developed or acquired with funds provided by Hudson. Hudson also sent a notice of acceleration dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. We disputed that amount is due. On January 22, 2019, Hudson sent a demand on guaranty to us and certain of our subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015. Hudson also initiated proceedings in some of the jurisdictions where our company and subsidiaries are located to enforce Hudson’s collateral under the Note Purchase Agreement. Hudson exercised its purported rights to enforce its share pledge under the Note Purchase Agreement for Energy Capital Investment S.à.r.l. and its 100% owned subsidiary Renewable Capital Investment 2 S.L. Therefore, Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. and its five consolidated Uruguayan special purpose vehicle entities were taken over by Hudson on January 24, 2019. These subsidiaries hold six operating IPP solar parks with 71.7 MW of production capacity and carrying amount of US$111.4 million as of January 24, 2019. We have advised Hudson that it is not entitled to enforce its share pledges under the Note Purchase Agreement and further advised Hudson of its fiduciary duties in connection with Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L. On February 8, 2019, Hudson filed an action captioned Hudson Solar Cayman, LP v. Sky Solar Holdings, Ltd., et al in the Supreme Court of the State of New York, County of New York seeking summary judgment in lieu of a complaint to among other things, accelerate amounts allegedly due under the Note Purchase Agreement and enforce certain guaranties related to the Note Purchase Agreement against Sky Solar, Sky Solar Power LTD., and Sky International Enterprise Group Limited. On March 11, 2019, we filed an opposition brief in New York Supreme Court to oppose Hudson’s summary judgment. On March 14, 2019, Hudson filed a reply to our opposition brief. Additional information concerning this action is publicly available in court filings under Index No. 650847/2019 (Cohen, J.). We intend to take action to regain the control of Energy Capital Investment S.à.r.l. and Renewable Capital Investment 2 S.L., but we cannot assure you that we will be successful. In February 2019, Hudson also served statutory demands on such guarantors under the Note Purchase Agreement in the Cayman Islands, the British Virgin Islands, and Hong Kong demanding repayment of accelerated amounts allegedly outstanding under the guaranties for the Note Purchase Agreement, which demands were subsequently withdrawn in the same month. In addition, Hudson also exercised its purported rights to enforce another share pledge under the Note Purchase Agreement for Lumens Holdings 1, LLC—an entity in respect of the Sunpeak Projects. Thereafter, Hudson scheduled an auction of the limited liability interests in Lumens Holdings 1, LLC We immediately informed Hudson that its enforcement of the share pledge in connection with Lumens Holdings 1, LLC and its subsequent attempt to conduct an auction for the entity’s interests was premature and improper. Consequently, Hudson postponed the auction indefinitely and recently indicated no auction is presently scheduled. Hudson has not proceeded with any auction as of the date of this annual report. On November 5, 2019, we entered into a without prejudice settlement agreement with Hudson Solar Cayman, LP and its affiliates in connection with the lawsuit filed by Hudson in New York. Under the settlement agreement, Hudson agreed to dismiss its lawsuit and accordingly, on November 14, 2019, we and Hudson filed a stipulation of discontinuance without prejudice at the Supreme Court of the State of New York. Subsequently, on November 22, 2019, the Supreme Court of the State of New York ordered that Hudson’s motion for summary judgment be denied as moot and the case was disposed. Under the settlement agreement, Hudson also agreed to convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. We further agreed to Hudson purchasing additional equity interests in some of those project companies. We and Hudson also agreed to, effective upon closing of the transactions contemplated by the settlement agreement, mutually release each other from liabilities in connection with the lawsuit. Under the terms of the settlement agreement, the closing of the transactions contemplated by the settlement agreement was subject to certain conditions and the settlement agreement expired if such conditions had not been satisfied by December 16, 2019. Despite our efforts to close the transactions, the transactions remain unconsummated and the settlement agreement has expired. Subsequent to the expiration of the settlement agreement, Hudson has rejected an extension of the existing settlement agreement and indicated that they would not be willing to settle under the terms of the existing settlement agreement. Hudson has also taken steps for commencing new proceedings in the New York courts. On February 18, 2020, Hudson’s counsel delivered a notice of default under the Note Purchase Agreement, alleging that we had failed to satisfy certain payment obligations under the Note Purchase Agreement. On March 4, 2020, Hudson’s counsel delivered a restated notice of acceleration to Lumens Holding 1, LLC for payments pursuant to the Note Purchase Agreement, and a further demand on guaranty to us for payments pursuant to a guaranty dated September 18, 2015. However, no formal court proceedings have been initiated of the date of the annual report. In response to Hudson’s allegations, we have contested the validity of the aforesaid notice of default, restated notice of acceleration and further demand on guaranty delivered by Hudson’s counsel, maintaining that no event of default had occurred under the Note Purchase Agreement and also alleging certain claims against Hudson including that Hudson failed to implement the transactions contemplated by the settlement agreement in good faith and that Hudson entered into the settlement agreement in bad faith and with no real intention of compromising the disputes between the parties. Notwithstanding Hudson’s unwillingness to consummate the settlement in accordance with the existing settlement agreement, we are in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets. We cannot assure you that Hudson will not reinstate their lawsuit against us if we cannot reach a further agreement with Hudson.

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

The principal trading market for our ADSs is the NASDAQ Capital Market, on which our shares are traded in the form of ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (Registration No. 333-198817), as amended, initially filed with the Commission on September 18, 2014.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending December 31, 2019. Based on the current and projected composition of our income and assets and the valuation of our assets, there is a significant risk that we will become a PFIC during the current taxable year or in the future. Our holding of a substantial amount of cash and the manner in which we manage certain solar assets may result in our treatment as a PFIC for our current taxable year. Because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

The monetary assets and monetary liabilities of our subsidiaries are primarily denominated in U.S. dollars, Japanese yen, Euros, CAD and RMB, whichever is the functional currency of the respective subsidiary, at the end of each reporting date. We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.”

Sensitivity Analysis

We are mainly exposed to foreign currency risk from the fluctuations of U.S. dollar, which is our reporting currency against the Euro, Japanese Yen, CAD and RMB, which are the functional currencies of a majority of our operating subsidiaries. Our operations in Japan, Bulgaria, South Africa, Canada and China are transacted in their respective local currency. The following table details our sensitivity and the sensitivity of our subsidiaries to a 10% increase and decrease in the respective functional currency against the U.S. dollar. The sensitivity rate of 10% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in their respective functional currency. A positive number below indicates an increase in profit where the respective functional currencies strengthen 10% against the U.S. dollar. For a 10% weakening of their respective functional currencies against the U.S. dollar, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year Ended December 31,
	2018	2019
	US$ in thousands	US$ in thousands
EURO	(306)	350
CAD	81	4
RMB	—	79
JPY	(10,245)	8,040

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

If the interest rate on bank balances and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, our post-tax profit would increase/decrease by approximately US$293 thousand and US$74 thousand for the years ended December 31, 2018 and 2019 respectively.

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

Our credit risk as of December 31, 2018 was concentrated on trade receivables and contract assets from electricity companies in Japan, Europe and United States, that amounted to approximately US$5.8 million and accounted for 73.0% of our total trade receivables. Our credit risk as of December 31, 2019 was concentrated on trade receivables and contract assets from electricity companies in Japan, Europe and United States, that amounted to approximately US$3.5 million and accounted for 86.4% of our total trade receivables.

Our credit risk as of December 31, 2018 on balances with related parties was concentrated on two related parties, which were engaged in solar industry in China and overseas countries and amounted to approximately US$19.9 million, representing 92.8% of our total balances from related parties. One of the balances of US$14.9 million had been fully settled as of December 31, 2019. Our credit risk as of December 31, 2019 on balances with related parties was concentrated on one related party, which was amounted to approximately US$4.7 million, representing 92.6% of our total balances from related parties.

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

The global spread of COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Since we operate IPP solar parks in Asia, Europe and American regions where some local governments enact lockdown decisions, we might experience potential impact as a result of COVID-19, which may materially and adversely affect our ability to obtain financing in a timely and cost-effective manner and our ability to access the capital market. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on our business operation and future cash flow. It is possible that the continued spread of COVID-19 could cause unpredictable events which could adversely affect our business, results of operations or financial condition.

The following tables detail the remaining contractual maturity for our financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash flows, including both principal and interest, of financial liabilities based on the earliest date on which we can be required to pay.

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in	US$ in	US$ in	US$ in	US$ in	US$ in
		thousands	thousands	thousands	thousands	thousands	thousands
At December 31, 2018
Trade and other payables	N/A	22,255	—	—	—	22,255	22,255
Amounts due to related parties	N/A	211	—	—	—	211	211
Borrowings— variable rate	5.02%	6,794	11,742	11,742	133,006	163,284	116,792
Borrowings— fixed rate	3.18%	42,906	9,935	9,935	109,386	172,162	139,965
		72,166	21,677	21,677	242,392	357,912	279,223
At December 31, 2019
Trade and other payables	N/A	15,796	—	—	—	15,796	15,796
Amounts due to related parties	N/A	85	—	—	—	85	85
Borrowings — variable rate	4.80%	3,545	4,947	4,947	26,176	39,615	30,686
Borrowings — fixed rate	3.80%	51,330	13,506	13,506	132,676	211,018	172,186
Lease liability	2.76%	4,351	4,219	4,216	51,865	64,651	48,604
		75,107	22,672	22,669	210,717	331,165	267,357

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details our liquidity analysis for our financial liabilities at FVTPL, representing liabilities we recorded during the year ended December 31, 2018 and 2019 for arrangements with certain third parties as at December 31, 2018 and 2019. The table is presented based on the undiscounted projected cash outflows on such instruments that we expect to settle. The liquidity analysis for our financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		US$ in	US$ in	US$ in	US$ in	US$ in	US$ in
		thousands	thousands	thousands	thousands	thousands	thousands
At December 31, 2018
Other Current liabilities	15%	130,323	—	—	—	130,323	130,323
Other non-current liabilities	11.88%	1,332	8,497	8,477	124,113	142,419	59,992
		131,655	8,497	8,477	124,113	272,742	190,315
At December 31, 2019
Other Current liabilities	—	—	—	—	—	—	—
Other non-current liabilities	11.75%	1,629	77,968	100	1,835	81,532	72,321
		1,629	77,968	100	1,835	81,532	72,321

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held
ADS services	Up to US$0.05 per ADS held on the applicable record date (s) established by the depositary

You will also be responsible for paying certain charges including:

•	taxes (including applicable interest and penalties) and other governmental charges;
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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. In 2019, we received US$63 thousand directly from the depositary in connection with the establishment and maintenance of the ADR program.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders.

On November 8, 2019, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares.

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

Our management, under the supervision and with the participation of our management committee and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our management committee and principal financial officer have concluded that our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our board of directors is responsible for ensuring that management fulfills its responsibilities. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified two material weaknesses related to, among other deficiencies:

(i) insufficient resources to apply the policies and procedures necessary to comply with reporting and compliance requirements of IFRS and rules and regulations of the SEC. As a result, we have insufficient complement of internal personnel with appropriate knowledge, experience and/or training commensurate with our financial reporting requirements; and

(ii) lack of sufficient and updated written policies and proper procedures designed in relation to certain internal control over financial reporting as well as the current financial closing and reporting procedures at certain overseas components.

Because of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019.

Remediation Actions and Plans

To address the material weakness related to insufficient resources to apply the policies and procedures necessary to comply with reporting and compliance requirements of IFRS and rules and regulations of SEC, we have prepared a preliminary remediation plan to address the underlying causes of this material weakness. Our preliminary remediation plan includes:

•	reassessing the design and operation of internal controls over financial reporting and review procedures related to information received from our outside consulting technical experts;
•	providing training for permanent accounting personnel to further educate our staff on IFRS and SEC reporting matters at both group and regional level; and
•	increasing staffing levels and expertise to implement this remediation plan.

To address the material weakness related to lack of sufficient and updated written policies and proper procedures designed, we have planned to implement a number of actions including:

•	hiring additional qualified personnel to take charge of the internal control process;
•

reviewing current documented policies, procedures and controls related to the key processes we used to identify material information, preparing updated policies and designing proper procedures based on the current business operations, regulatory filings and other public requirements, and communicating information to external parties to ensure they are complete and effective; and

•	reviewing documented controls and procedures to ensure they are properly implemented and effective to enhance the overall completeness, accuracy, consistency and timeliness of our disclosures.

As of December 31, 2019, we determined that the remediation of the above-mentioned material weaknesses and other control deficiencies was in progress. The ongoing implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because our company is neither an accelerated filer nor a large accelerated filer and therefore is exempt from the requirement of an attestation report.

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

The following table presents the aggregate fees for professional services and other services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) to us in 2018 and 2019, respectively.

	For the years ended December 31,
	2018	2019
	(US$ in thousands)
Audit Fees(1)	1,285	920
Audit—related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	1,285	920

(1)

Audit fees consist of fees associated with the annual audit, the reviews of our quarterly consolidated financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees include fees billed for professional services rendered in connection with the assurance and related services.
(3)	Tax fees include fees billed for professional services in connection with our tax consulting service.
(4)	All Other Fees include the aggregate fees billed for products and services other than the services reported in paragraphs (1) through (3) of this Item.

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

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, effective on November 8, 2019, each representing twenty ordinary shares, are listed on the NASDAQ Capital Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. The following table summarizes the significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of NASDAQ.

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
Independent Director Oversight of Executive Officer Compensation

NASDAQ Listing Rules require issuers to have independent director involvement in the determination of executive compensations by having a compensation committee comprised solely of independent directors or by submitting such matters for approval or recommendation by a majority of the independent directors meeting in executive sessions.

Our compensation committee, which is comprised of one independent director and two executive directors, oversees executive officer compensation.
Independent Director Oversight of Director Nomination

NASDAQ Listing Rules require issuers to have independent director involvement in the selection and recommendation of director nominees by having a nomination committee comprised solely of independent directors or by having director nominees selected or recommended by a majority of its independent directors meeting in executive sessions.

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

2.3

Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (previously filed with the Registration Statement on Form F-6 (File 333-199512) filed on October 22, 2014 and incorporated herein by reference)

2.4

Form of Amendment No. 1 to Deposit Agreement, by and among the Registrant, the Depositary, and all holders and beneficial owners of ADSs issued thereunder (previously filed with the Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File 333-199512) filed on October 25, 2019 and incorporated herein by reference)

2.5*	Description of Securities

4.1	2009 Stock Incentive Plan (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

4.2	2014 Equity Incentive Plan (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

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

4.11*	Settlement Agreement with Hudson Solar Cayman, LP, among others, dated November 5, 2019

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (previously filed with the Registration Statement on Form F-1 (File 333-198817) filed on September 18, 2014 and incorporated herein by reference)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Sky Solar Holdings, Ltd.

By:	/s/ Hao Wu
Name:	Hao Wu
Title:	Chairman and principal executive officer

Date: May 19, 2020

SKY SOLAR HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

SKY SOLAR HOLDINGS, LTD., Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SKY SOLAR HOLDINGS, LTD and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.1 to the consolidated financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2017.

Shanghai, People’s Republic of China

May 19, 2020

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OR LOSS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2017	2018	2019
Revenue	6
Related parties		286	324	324
Non-related parties		56,447	64,345	48,624
Total revenue		56,733	64,669	48,948
Cost of sales and services		(23,201)	(30,262)	(21,739)
Gross profit		33,532	34,407	27,209
Impairment loss on IPP solar parks	21	(5,221)	(4,541)	(2,886)
Impairment loss on Inventory		—	—	(152)
Provision on receivables and non-current assets	16, 17, 27	—	(626)	(983)
Selling expenses		(554)	(2,610)	(1,846)
Administrative expenses		(25,110)	(27,948)	(22,462)
Other operating income	15	2,068	25,630	789
Profit (loss) from operations		4,715	24,312	(331)
Investment income	8	7,891	580	688
Other losses	9	(39,986)	(22,397)	(1,500)
Finance costs	10	(12,200)	(17,330)	(15,924)
Loss before taxation		(39,580)	(14,835)	(17,067)
Income tax (expense) credit	12	6,530	(7,285)	(24,945)
Loss for the year		(33,050)	(22,120)	(42,012)
Other comprehensive (loss) income that may be subsequently reclassified to profit or loss:
Currency translation difference		5,579	(3,190)	5,887
Total comprehensive loss for the year		(27,471)	(25,310)	(36,125)
Loss for the year attributable to owners of the Company		(33,171)	(21,955)	(42,061)
(Loss) profit for the year attributable to non-controlling interests		121	(165)	49
Loss for the year		(33,050)	(22,120)	(42,012)
Total comprehensive (loss) income attributable to:
Owners of the Company		(26,738)	(25,226)	(36,187)
Non-controlling interests		(733)	(84)	62
Total comprehensive loss for the year		(27,471)	(25,310)	(36,125)
Loss per share—Basic and diluted	14	(0.10)	(0.05)	(0.10)

The accompanying notes form an integral part of these consolidated financial statements.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		As of December 31,
	Notes	2018	2019
Current assets:
Cash and cash equivalents		43,831	11,739
Restricted cash		44,182	31,511
Amounts due from related parties	16	16,428	7
Trade and other receivables	17	20,535	10,837
Contract assets	6	731	728
Inventories	18	626	467
Assets classified as held for sale	19	48,387	1,473
		174,720	56,762
Non-current assets:
Property, plant and equipment	20	684	460
Investment property	21	1,815	4,049
IPP solar parks	21	353,050	261,113
Right-of-use assets	22		48,553
Intangible assets	23	85	59
Interests in associates	24	2,333	1,743
Amounts due from related parties	16	5,050	5,021
Deferred tax assets	26	32,382	12,726
Other non-current assets	27	15,098	14,868
		410,497	348,592
Total assets		585,217	405,354
Current liabilities:
Trade and other payables	28	31,972	29,459
Amounts due to related parties	29	211	85
Taxes payable		11,806	270
Borrowings	30	49,700	54,875
Other current liabilities	31	130,323	—
Long term Liability-Lease-current portion	22	—	3,745
Liabilities directly associated with assets classified as held for sale	19	336	1,674
		224,348	90,108
Non-current liabilities:
Borrowings	30	207,057	147,997
Long term Liability-Lease	22	—	44,859
Other non-current liabilities	32	72,446	82,983
Deferred tax liabilities	26	3,159	2,344
		282,662	278,183
Total liabilities		507,010	368,291
Total assets less total liabilities		78,207	37,063
Equity:
Share capital	33	8	8
Reserves		73,178	36,991
Equity attributable to owners of the Company		73,186	36,999
Non-controlling interests		5,021	64
Total equity		78,207	37,063
Total liabilities and equity		585,217	405,354

The accompanying notes form an integral part of these consolidated financial statements.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except for per share information or as otherwise noted)

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
At January 1, 2017	8	44,140	(21,849)	(145,403)	250,421	767	128,084	5,838	133,922
Loss for the year	—	—	—	(33,171)	—	—	(33,171)	121	(33,050)
Currency translation difference	—	—	6,433	—	—	—	6,433	(854)	5,579
Share of other comprehensive income of associates	—	—	—	—	—	—	—	—	—
Total comprehensive (loss) income for the year	—	—	6,433	(33,171)	—	—	(26,738)	(733)	(27,471)
Share-based compensation	—	(223)	—	—	—	—	(223)	—	(223)
At December 31, 2017	8	43,917	(15,416)	(178,574)	250,421	767	101,123	5,105	106,228
Adjustment on initial application of IFRS 9 (Note a)	—	—	—	(1,944)	—	—	(1,944)	—	(1,944)
Adjusted balance at 1 January 2018	8	43,917	(15,416)	(180,518)	250,421	767	99,179	5,105	104,284
Loss for the year	—	—	—	(21,955)	—	—	(21,955)	(165)	(22,120)
Currency translation difference	—	—	(3,271)	—	—	—	(3,271)	81	(3,190)
Total comprehensive (loss) income for the year	—	—	(3,271)	(21,955)	—	—	(25,226)	(84)	(25,310)
Disposal of subsidiaries	—	—	—	—	—	(767)	(767)	—	(767)
At December 31, 2018	8	43,917	(18,687)	(202,473)	250,421	—	73,186	5,021	78,207
Loss for the year	—	—	—	(42,061)	—	—	(42,061)	49	(42,012)
Currency translation difference	—	—	5,874	—	—	—	5,874	13	5,887
Total comprehensive (loss) income for the year	—	—	5,874	(42,061)	—	—	(36,187)	62	(36,125)
Transfer to legal reserve	—	—	—	(9)	—	9	—	—	—
Disposal of subsidiaries (Note 35)	—	—	—	—	—	—	—	(5,019)	(5,019)
At December 31, 2019	8	43,917	(12,813)	(244,543)	250,421	9	36,999	64	37,063

The accompanying notes form an integral part of these consolidated financial statements.

Notes:

(a)

Due to the application IFRS 9 in 2018, the Company reconciliates of consolidated statements of financial on the date of initial application. The impact on profit and loss of the reclassification of the receivables from RisenSky Solar S.a.r.l. and Mr. Su Weili in amount due from related parties to fair value through profit or loss and the impairment of financial assets applying the expected credit loss model as at January 1, 2018 is US$1.9 million.

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2017	2018	2019
Operating activities
Loss before taxation		(39,580)	(14,835)	(17,067)
Adjustments for:
Interest income	8	(445)	(391)	(702)
Finance costs	10	12,200	17,330	15,924
Depreciation of property, plant and equipment	20	298	204	172
Depreciation of right-of-use assets	22	—	—	2,135
Depreciation of IPP solar parks	21	14,272	19,414	11,720
Amortization of intangible assets	23	44	52	53
Warranty reversal	28	(308)	(24)	—
Share-based compensation	34	(223)	—	—
Fair value changes on other non-current liability	9	39,105	25,607	73
Loss on disposal of property, plant and equipment		—	78	—
Impairment loss on IPP solar parks	21	5,221	4,541	2,886
Impairment loss on inventory		—	—	152
Fair value changes on financial assets	9	—	(814)	(962)
Provision on receivables and other non-current assets	17,27	—	626	983
Gain on disposal of associates	8	(7,448)	—	—
Share of profit of associates	8	—	(189)	14
Gain on disposal of IPP solar parks	15	—	(26,711)	(47,759)
Loss/ (gain) on disposal of a subsidiary	15,35	(1,875)	1,288	47,372
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as FVTPL	9	(201)	(248)	485
Operating cash flows before movements in working capital		21,060	25,928	15,479
(Increase)/ decrease in inventories		(271)	(320)	4
(Increase)/ decrease in trade and other receivables		(4,484)	13,751	1,810
(Increase)/ decrease in amounts due from related parties		(10,436)	189	16,468
(Increase)/ decrease in amount due from customers for contract work	6	—	(731)	3
Increase/ (decrease) in trade and other payables		8,085	(4,603)	6,789
Decrease in amounts due to related parties		(5,893)	—	(126)
Cash generated from operations		8,061	34,214	40,427
Income taxes paid		(9,470)	(5,837)	(16,036)
Net cash generated from/ (used in) operating activities		(1,409)	28,377	24,391

SKY SOLAR HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in thousands, except for per share information or as otherwise noted)

		Year ended December 31,
	Notes	2017	2018	2019
Investing activities
Withdrawal of restricted cash		29,850	40,716	44,182
Placement of restricted cash		(40,716)	(44,182)	(31,512)
Interest income received		445	391	702
Purchases of property, plant and equipment	20	(375)	(114)	(53)
Purchases of intangible assets	23	(42)	(10)	(26)
Proceeds for Investment in other non-current assets	27	—	(4,833)	—
Payments for IPP solar parks	21	(92,931)	(41,199)	(48,463)
Proceeds from disposal of IPP solar parks		1,979	46,195	89,982
Return of investment in associates	24	9,505	—	—
Dividends received from associates	24	427	302	530
Disposal of subsidiaries	35	41,056	(64)	(3,629)
Net cash generated from / (used in) investing activities		(50,802)	(2,798)	51,713
Financing activities
Proceeds from bank borrowings		84,865	11,537	11,178
Repayment of bank borrowings		(2,164)	(13,382)	(8,628)
Proceeds from other borrowings		35,059	29,269	60,799
Repayment of other borrowings		(25,116)	(20,246)	(35,370)
Repayment of lease liabilities-principle	22	—	—	(1,613)
Repayment of other current and non-current liabilities	31,32	—	(18,202)	(122,013)
Interest paid		(12,386)	(15,800)	(11,408)
Net cash generated from / (used in) financing activities		80,258	(26,824)	(107,055)
Net (decrease)/ increase in cash and cash equivalents		28,047	(1,245)	(30,951)
Cash and cash equivalents at beginning of the year		12,518	46,084	43,959
Effects of exchange rate changes on the balance of cash held in foreign currencies		5,519	(880)	(1,262)
Cash and cash equivalents at end of the year		46,084	43,959	11,746
Analysis of the balances of cash and cash equivalents
Bank balances and cash		46,084	43,831	11,739
Bank balances and cash included in assets classified as held for sale		—	128	7
		46,084	43,959	11,746

The accompanying notes form an integral part of these consolidated financial statements.

Supplemental information of non-cash transactions:

Details of other non-cash transactions regarding the disposal of subsidiaries and classification of held for sale assets and liabilities are set out in notes 34 and 19, respectively. Details of the assignment and settlement of amounts due from (to) related parties are set out in Note 16 and Note 28. Unsettled trade and other payables for acquisitions of property, plant and equipment and IPP solar parks are US$7.1 million, US$14.6 million and US$9.1 million as of December 31, 2017, 2018 and 2019, respectively.

SKY SOLAR HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

SKY SOLAR HOLDINGS, LTD. was incorporated on August 19, 2013 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. Concurrent with the establishment of SKY SOLAR HOLDINGS, LTD., it became the holding company of Sky Solar Power Ltd., which is a limited liability entity incorporated in the British Virgin Islands (“BVI”) and its subsidiaries (together with SKY SOLAR HOLDINGS, LTD. hereinafter collectively referred to as the “Company”). Sky Solar Holdings Co., Ltd. (“Sky Solar Holdings”) which is controlled by Mr. Su Weili, was the holding company of Sky Solar Power Ltd. immediately before the establishment of the Company. The immediate holding company of the Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. The ultimate holding company is Flash Bright Power Ltd., which is a private limited entity established in the BVI and is controlled by Mr. Su. Accordingly, the assets and liabilities of the Company are the same immediately before and after the reorganization. This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through a one-to-one share swap, has been accounted for as a reorganization of entities under common control. The assets and liabilities of the Company are the same immediately before and after the legal reorganization and the financial statements of the Company have been presented as if the legal reorganization was consummated on the first date of the periods presented. The Company completed its IPO on the NASDAQ on November 13, 2014, with Capital Market symbol of “SKYS”. In October 2019, pursuant to an amended and restated stock purchase agreement dated October 21, 2019, Mr. Su Weili completed the transaction to sell all his shares to Japan NK Investment K.K, through Flash Bright Power Ltd., a British Virgin Islands company that is wholly owned by the trust of Mr. Weili Su. As a result, Japan NK Investment K.K., which is controlled by Mr. Rui Chen, holds 152,107,954 ordinary shares of us, representing 36.3% of the total shareholding and is the largest shareholder.

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in the following activities: (i) sell electricity generated from solar parks owned by the Company as independent power producer (“IPP”); (ii) provide engineering, construction and procurement services (“EPC”); (iii) provide operating and maintenance services for solar parks (“Provision of O&M services”); (iv) sales of solar modules and (v) build and transfer of solar parks (“BT”).

The consolidated financial statements are presented in United States dollars (“US$”), which is the functional currency of the Company. The functional currencies of the subsidiaries of the Company are the currencies in which the transactions of principal operations of each subsidiary are predominantly denominated.

2.	LIQUIDITY

The consolidated financial statements have been prepared on going concern basis. The Company’s principal sources of liquidity to date have been cash through debt and equity financing, including but not limited to bank and shareholder loans, convertible notes, shareholder contribution, proceeds from our IPO, assets disposal and cash from our operating activities. The principal uses of cash have been for IPP solar parks development, working capital and general corporate purposes.

As of December 31, 2019, the Company had cash of US$11.7 million, restricted cash of US$31.5 million which represented deposits placed in banks for the purpose of securing current portion of project financing as well as bidding for potential project permits, US$54.9 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$148.0 million in long-term bank borrowings (excluding the current portion).

The Company recorded negative working capital. As of December 31, 2019, the current liabilities of US$90.1 million, exceeded the current assets by approximately US$33.3 million. In 2019, net loss of US$42.0 million was incurred. In addition to the current liabilities of US$90.1 million as of December 31, 2019, the Company committed to capital expenditure of US$23.1 million relating to the construction of solar parks contracted but not provided for in the consolidated financial statements as of December 31, 2019. Furthermore, Hudson accelerated the debt collection by sending a notice dated January 22, 2019, declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Although the Company reached a without prejudice settlement agreement with Hudson dated November 5, 2019, the transactions under such settlement agreement was not closed as contemplated despite the efforts to close the transactions. The Company is in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay assets (Note 32).

The Company’s ability to continue as a going concern is dependent on the ability to maintain operating cashflow and obtain external funding by secured loans and assets disposal. The Company has historically been able to effectively manage its business with a working capital deficit based on the arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point the Company is able to either sell the parks, or obtain collateralized financing. In addition, following project connection, solar park assets or account or trade receivables are typically pledged to raise debt financing in order to optimize the project’s capital structure, pay the contractors and replenish the working capital. Such debt financing usually has a term of over 15 years and the Company is restricted from creating additional security over the assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. Management believes that the current operating IPP solar parks and projects under construction can be pledged to raise new capital or sold to raise additional capital to finance new development when necessary. In the previous years, the Company successfully raised capital by selling IPP solar parks and obtained secured loans for the purpose of repayment and new development. The Company plans and has the ability to follow the historical practice in the future to meet the requirement of business operation liquidity, such as in 2020, there are assets disposal plans in Japan and the United States, and assets pledged financing plans in Japan. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the working capital and capital expenditures, and to meet the short term debt obligations, other liabilities and commitments as they become due for the next 12 months, and that adequate sources of liquidity will exist to fund the working capital and capital expenditures requirements, and to meet the Company’s short term debt obligations, other liabilities and commitments as they become due.

3.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

3.1	New and Amendments to IFRSs became effective for the Company from January 1, 2019

IFRS 16 Leases

IFRS 16, which upon the effective date superseded IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the consolidated statements of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company as lessee

The Company adopted IFRS 16 to its leases as lessee retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application of the modified retrospective approach. Upon the adoption of IFRS 16, the Company recognized lease liabilities for leases previously classified as operating leases under IAS 17. The Company is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the consolidated statements of cash flows. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, having a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The lease liability is measured based on the remaining lease payments discounted using the incremental borrowing rate as of the date of initial application. The carrying amount of the right-of-use asset is an amount equal to the carrying amount of the lease liability on the date of initial application adjusted by the amount of any prepaid or accrued lease payments.

The impact of adopting IFRS 16 on the consolidated statements of financial position (increase/ (decrease)) as at January 1, 2019:

Operating Leases	Thousand US$
Lease Liabilities
Operating lease commitments as at December 31, 2018	47,779
(Less) Short-term leases recognized as an expense on a straight-line basis	(28)
(Less) Leases of commitment of Uruguay which out of control in January 2019 (Note 32)	(3,670)
(Less) Lease contracts commenced on or after January 1, 2019	(1,275)
Discounts using the Company's incremental borrowing rate	(8,429)
Lease liabilities recognized at January 1, 2019	34,377
Right-of-use assets
Trade and other receivable	491
Trade and other Payable	(125)
Right-of-use assets recognized at January 1, 2019	34,743

As a result of above, the Company recognized US$34.7 million and US$34.4 million for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statements of Financial Position as of January 1, 2019. The weighted average incremental borrowing rate for lease as at January 1, 2019 was 2.76%.

The carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 22.

The Company as lessor

The Company had cancelable lease contracts related to land with third parties for the year ended December 31, 2018. The leased assets are included in “Investment Property” in the Consolidated Statements of Financial Position. Income from operating leases is recognized on a straight-line basis over the lease term. All leases are classified as operating leases and there are no finance lease.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases and income from operating leases is recognized on a straight-line basis over the lease term.

The following amended standards and interpretations became effective for the Company from January 1, 2019, but did not have any material impact on the Company:

•	IFRIC 23 Uncertainty over Income Tax Treatments (issued on June 7, 2017).
•	Prepayment Features with Negative Compensation – Amendments to IFRS 9 (issued on October 12, 2017).
•	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures (issued on October 12, 2017).
•	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement (issued on February 7, 2018).
•	Annual Improvements to IFRSs 2015-2017 cycle – amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 (issued on December 12, 2017).

3.2	New and Amendments to IFRSs in issue but not yet effective

The Company has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018 and effective for annual periods beginning on or after January 1, 2020).
•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018 and effective for annual periods beginning on or after January 1, 2020).
•	Amendment to IFRS 3 Business Combinations (issued on October 22, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	IFRS 17 Insurance Contracts (issued in May 2018 and effective for annual periods beginning on or after January 1, 2021)
•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (issued in September, 2019 and effective for annual periods beginning on or after January 1, 2020).
•	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2022).

The Company has not early adopted these new amendments to standards in the preparation of the consolidated financial statements. The management of the Company anticipates that the application of these new and revised standards, amendments to standards will have no material impact on the results and the financial position of the Company.

4.	SIGNIFICANT ACCOUNTING POLICIES
4.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

4.2	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

These policies have been consistently applied throughout the periods presented.

4.3	Basis of consolidation

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

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income (expense) from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (expense) are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company.

All intra-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein.

Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

4.4	Investments in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 28 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

For the transactions with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

4.5	Revenue recognition

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

4.5.1 Identify the contract with the customer

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

4.5.2 Identify the performance obligations in the contract

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

4.5.3 Determine the transaction price

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

4.5.4 Allocate the transaction price to the performance obligations in the contracts

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

4.5.5 Recognise revenue when (or as) the entity satisfies a performance obligation

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

4.5.6 Contract costs

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

The asset recognized in respect of the costs to obtain or fulfil a contract is amortized on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates to.

The following is a discussion of the Company’s revenue recognition policies by segment under the current revenue recognition accounting standard effective January 1, 2019:

Electricity sales income

When the Company owns and operates solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which the Company holds as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract. The contracts are long-term with fixed prices. The majority of customers are local grid companies. The Company recognizes revenue over the life of the contract based on the volume of electricity delivered each month and there is only one performance obligation.

EPC services solar energy system sales - Provision of pipeline plus EPC services

The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

The Company either applies for the permits required to construct and operate solar parks itself or acquire the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, the Company sells the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by the Company at which time control is transferred.

In addition to revenue from sales of permits as discussed above, the Company also enters into separate contracts with customers for sourcing of modules and provision of construction services for their project companies if it is requested by the customers. Revenue from modules sourced and provision of construction service is recognized in accordance with sales of solar modules and construction contract discussed below.

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

Other sales — O&M service

The O&M service and other administrative service include but not limited to the management services of electrical inspection, preventive maintenance for modules, trackers and inverters of the system, weeding and snow removal etc. These management services are substantially the same and the same management service pattern is provided consecutively during the contract term. The one performance obligation that the Company identified under O&M agreement is to provide a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The Company recognizes revenue over time and recognizes revenue in the amount to which the Company has a right to invoice.

Others

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

4.5.7 Contract assets and contract liabilities

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

The contract assets primarily relate to the Company’s rights to consideration for goods transferred but not billed at the reporting date on IPP sale of electricity. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Company issues an invoice to the customer. The Company has no contract liabilities as of December 31, 2019.

4.6	Restricted cash

The Company’s restricted cash represents the amount that is 1) term deposit which are normally within a twelve month period, 2) guarantee for certain liabilities, which could be available after the liabilities settled, and 3) other restricted cash, the use of which needs to meet the requirements of bank subject to regulation due to the mortgage loans. Therefore, these restricted cashes are not available to the Company for immediate use. The Company has US$82 thousand and US$110 thousand of term deposit, US$7.9 million and US$3.7 million of guarantee, and US$36.2 million and US$27.7 million of other restricted cashes as of December 31, 2018 and 2019, respectively.

4.7	Inventories

The Company’s inventories mainly comprise permits and related costs capitalized during the course of obtaining permits, solar modules and solar parks under development or completed solar parks that are held for sale by the Company within normal operating cycle which is usually twelve months since their completion of construction.

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

The proceeds from the sale of solar parks held for sale is recognized as revenue of the Company and the carrying amount of the solar parks which is recognized as costs of sales of the Company.

Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Provisions are made for inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value, so the Company continually evaluates the recoverability based on assumptions about market conditions. The Company regularly reviews the cost against its estimated net realizable value and records lower of cost and net realizable value to cost of sales, if inventories have costs in excess of estimated net realizable values.

4.8	Assets classified as held for sale

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

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

When the Company is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Company discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Company discontinues the use of the equity method at the time of disposal when the disposal results in the Company losing significant influence over the associate or joint venture.

After the disposal takes place, the Company accounts for any retained interest in the associate or joint venture in accordance with IFRS 9 unless the retained interest continues to be an associate or a joint venture, in which case the Company uses the equity method (see the accounting policy regarding investments in associates or joint ventures above).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

4.9	IPP solar parks

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

At the end of each reporting period, the Company performs impairment review on IPP solar parks when impairment indicators arise in different regions, if any.

The Company defines each operational solar park generating electricity income as a cash generating unit, or CGU, for impairment purposes. The Company tests a CGU for impairment whenever events or changes in circumstance indicate that the carrying amount of the CGU may not be recoverable. These events or changes in circumstances include:

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

The Company had 117, 129 and 111 CGUs as at December 31, 2017, 2018 and 2019, respectively.

During the year ended December 31, 2017, 37 CGUs located in Chile and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in Japan, Spain, the Czech Republic, Canada and Uruguay did not show any indicators of impairment. After performing the impairment tests on these 37 CGUs, the Company recorded an impairment loss of US$5.2 million on three of the 37 CGUs.

During the year ended December 31, 2018, 27 CGUs located in Chile, Spain, Japan, Canada and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in China, the Czech Republic, and Uruguay did not show any indicators of impairment. After performing the impairment tests on these 27 CGUs, the Company recorded an impairment loss of US$4.5 million on all of these CGUs.

During the year ended December 31, 2019, 48 CGUs located in Chile, Japan, Canada and the United States showed indicators of impairment and were tested for impairment related to decreases in system efficiency and potential operational losses, while other CGUs located in China and the Czech Republic did not show any indicators of impairment. After performing the impairment tests, the Company determined that 13 of the CGUs were impaired and recorded an impairment loss of US$2.9 million.

4.10	Property, plant and equipment

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

4.11	Intangible assets

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

4.12	Investment property

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

4.13	Leasing

Leases prior to adoption of IFRS 16

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Contingent rental arising under operating leases are recognized as rental income in the period in which they are incurred. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Leases after adoption of IFRS 16

Lease liabilities

Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate at the date of initial application.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statements of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the lease term. No impairment is accrued on right-of-use assets as at the date of initial application.

The Company has already included the removal and restoration costs in the asset retirement obligation (“ARO”) when recognizing the cost of the IPP solar parks. The Company has made the accounting policy choice not to reclassify the ARO into right-of-use assets.  Therefore, an adjustment is not required.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

Significant judgment in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional term. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 22.

4.14	Foreign currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the functional currency of that entity (i.e. foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into the presentation currency of the Company using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in other comprehensive income (expense) and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate).

The conversion rates between US$ and other foreign currency are as follows:

Exchange rate for the year 2018
	USD/EUR	USD/JPY	USD/CAD	USD/RMB	USD/HKD
In consolidated statements of financial position	0.8737	110.3400	1.3629	6.8755	7.8316
In consolidated statements of profit or loss and other comprehensive income	0.8494	110.3275	1.2997	6.6292	7.8377

Exchange rate for the year 2019
	USD/EUR	USD/JPY	USD/CAD	USD/RMB	USD/HKD
In consolidated statements of financial position	0.8907	108.6700	1.2962	6.9618	7.7894
In consolidated statements of profit or loss and other comprehensive income	0.8943	109.0075	1.3232	6.9014	7.8335

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates that do not result in the Company losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

4.15	Borrowing costs

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

4.16	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

4.16.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘(loss) profit before taxation’ as reported in the consolidated statements of profit or loss and other comprehensive income (expense) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

4.16.2 Deferred tax

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. In addition, the Company’s subsidiaries have legally enforceable rights to set off a tax asset and tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the Company’s subsidiaries to make or receive a single net payment. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.16.3 Current and deferred tax for the year

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

4.17	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

4.18	Financial instruments

Recognition

Financial assets and financial liabilities are recognized when an entity within the Company becomes a party to the contractual provisions of the instrument.

4.19	Financial assets

The Company classifies the financial assets based on the business model for managing the asset and the asset’s contractual cash flow characteristics. Financial assets of the Company consist of cash and cash equivalents, restricted cash, trade and most other receivables, contract assets, amounts due from related parties, and most other non-current assets.

4.19.1 Classification and initial measurement of financial assets

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

4.19.2 Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•

the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, these are measured at amortized cost using the effective interest method.

Discounting is omitted where the effect of discounting is immaterial. The Company’s financial assets at amortized cost include cash and cash equivalents, restricted cash, trade and most other receivables, most amounts due from related parties and most other non-current assets.

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

4.19.3 Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses — the ‘expected credit loss (ECL) model’. This replaced IAS 39’s ‘incurred loss model’.

Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortized cost, trade and most other receivables, and contract assets.

Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. Instead the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

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

Previous financial asset impairment under IAS 39

During 2017, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default. Receivables that were not considered to be individually impaired were reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other shared credit risk characteristics. The impairment loss estimate was then based on recent historical counterparty default rates for each identified group.

4.19.4 Trade receivables and contract assets

The Company makes use of a simplified approach in accounting for trade receivables and contract assets, and record the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assess impairment of trade receivables and contract assets on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 36 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

4.19.5 Reclassification of financial assets

When, and only when, the Company changes its business model for managing financial assets it must reclassify all affected financial assets.

4.19.6 Derecognition of financial assets

The basic premise for the derecognition model is to determine whether the asset under consideration for derecognition is:

•	an asset in its entirety,
•	specifically identified cash flows from an asset (or a group of similar financial assets),
•	a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets), or
•	a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets).

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

4.20	Financial liabilities and equity instruments

4.20.1 Classification as debt or equity

Debt and equity instruments issued by an entity within the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

4.20.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

All equity investments are to be measured at fair value in the consolidated statements of financial position, with value changes recognized in profit or loss, except for those equity investments for which the entity has elected to present value changes in other comprehensive income. There is no cost exception for unquoted equities.

4.20.3 Financial liabilities

As the accounting for financial liabilities remains largely the same under IFRS 9 compared to IAS 39, the Company’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

4.20.4 Financial liabilities of amortized cost

All financial liabilities (including trade and other payables, amounts due to related parties, borrowings) are measured at amortized cost, except for financial liabilities at fair value through profit or loss (FVTPL).

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

4.20.5 Financial liabilities at fair value through profit or loss (“FVTPL”)

Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied.

An option is to designate a financial liability as measured at FVTPL if:

doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or the liability is part or a group of financial liabilities or financial assets and financial liabilities that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Company is provided internally on that basis to the entity’s key management personnel.

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

4.20.6 Reclassification of financial liabilities

After initial recognition, the financial liability cannot be reclassified.

4.20.7 Derecognition of financial liabilities

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

4.21	Share-based compensation

Shares granted to the directors and eligible employees

For shares granted or transferred by controlling shareholders in exchange of services received by the Company that are conditional within a vesting period, the fair value of services received is determined by reference to the fair values of relevant shares granted or transferred. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount. The amount recognized for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. The fair value of shares granted or transferred at the date of grant or date of transfer is expensed as share-based compensation on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based compensation reserve). The forfeitures will be estimated to adjust over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such original estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

At the time when the shares were cancelled during the vesting period, the Company accounts for the cancellation as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The amount previously recognized in share-based compensation reserve will remain in that reserve.

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

Share options granted to eligible employees

Share options granted by the Company or controlling shareholders in exchange for service received by the Company are measured by reference to the fair value of the share options granted. The fair value of services received is expensed as share-based compensation on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

When share options are exercised, the amount previously recognized in equity will be recognized in share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized equity will be remained in the share-based compensation reserve.

4.22	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

5.	KEY SOURCES OF ESTIMATES AND JUDGMENT

In the application of the Company’s accounting policies, management of the Company is required to make judgment, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

The Company makes use of a simplified approach in accounting for trade receivables and contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assesses impairment of trade and most other receivables, most amounts due from related parties and loans and other debt-type financial assets measured at amortized cost based on expected credit loss model.

The Company assesses impairment of financial assets apart from the amount due from Risensky, other non-current assets from Renova and SWAP (a contract in which the parties to it exchange liabilities on outstanding debts, often exchanging fixed-interest-rate for floating-rate debts) on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 36 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

The carrying amounts of the Company’s trade and other receivables as at December 31, 2018 and December 31, 2019 were approximately US$20,535 thousand and US$10,837 thousand and net of allowance of doubtful debts of US$3,182 thousand and US$3,354 thousand, respectively. The carrying amounts of the Company’s amounts due from related parties as at December 31, 2018 and December 31, 2019 were US$21,478 thousand and US$5,028 thousand and net of allowance of doubtful debts of US$1,974 thousand and nil, respectively. The carrying amounts of the Company’s other non-current assets as at December 31, 2018 and December 31, 2019 were US$15,098 thousand and US$14,868 thousand and net of allowance of doubtful debts of US$398 thousand and US$405 thousand, respectively.

(b)	Impairment losses in relation to IPP solar parks

IPP solar parks are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. When there is an objective evidence of impairment loss, such as changes of technological advancement, changes of regulatory policies for solar industry, damages of solar park due to natural disaster or economic performance of the IPP solar parks is, or will be, worse than expected, for example, the Company takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

(c)	Fair value measurements and valuation process

Management uses valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date (see Note 36).

(d)	Asset retirement obligations

Asset retirement obligations are recognized in the consolidated statements of financial position when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, asset retirement obligations are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The Company made the provision for asset retirement obligation based on its best estimate of future cash flow. When the future costs are higher or lower than expected and where events or changes in circumstances indicate that the amount of asset retirement obligation provision may not be adequate or may be excessive, such difference will impact the carrying values and provision expenses in the years in which such estimate has been changed.

B.	CRITICAL ACCOUNTING JUDGMENT
(a)	Significant influence over 1088526 B.C. Ltd (“1088526”) and 1091187 B.C. Ltd (“1091187”)

1088526 B.C. Ltd. and 1091187 B.C. Ltd each is considered as an associate of the Company although the Company owns 75% equity interest in both 1088526 and 1091187, and contractual right to appoint two out of four directors to the board of directors of both 1088526 and 1091187. The Company only has significant influence over both 1088526 and 1091187 are explained by the facts that (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of both 1088526 and 1091187 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee. (Note 24).

6.	REVENUE

The Company’s revenue streams are mainly composed of pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Company’s revenue:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Related parties:
—Other sales
-O&M services	286	324	324
Subtotal	286	324	324

Non-related parties
—Electricity sales income	53,614	61,438	45,122
—EPC services solar energy system sales
-Provision of construction services	285	198	—
	53,899	61,636	45,122

—Other sales
-O&M services	2,548	2,708	2,816
-Sales of solar modules	—	1	686
	2,548	2,709	3,502
Subtotal	56,447	64,345	48,624
Total	56,733	64,669	48,948

Contract balances

The following table provides information about contract assets and contract liabilities from contracts with customers.

	December 31, 2018	December 31, 2019
	Thousand US$	Thousand US$
Contract assets	731	728
Contract Liabilities	—	—
	731	728

The contract assets primarily relate to the Company’s rights to consideration for goods transferred but not billed at the reporting date on IPP sale of electricity. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Company issues an invoice to the customer.

7.	SEGMENT INFORMATION

Operating segments are defined as components of an entity within the Company about which discrete financial information is available for regular evaluation by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team.

The executive team regularly reviews revenue analysis and the Company’s consolidated results for the periods presented for the purposes of resource allocation and performance assessment. As no other discrete financial information is available for the assessment of different business activities, no segment information is presented other than entity-wide disclosures.

Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has one operating segment which is the development and operation of solar parks and related business activities.

Geographical information

The Company’s operations are located in the respective countries of domicile of the Company’s subsidiaries. The operations of the Company include the Republic of Bulgaria (“Bulgaria”), Canada, Chile, Czech, the Hellenic Republic (“Greece”), Japan, P.R.China, Spain, Uruguay, and USA during the periods presented. Revenues in Uruguay operations comes from January 1, 2019 to January 23, 2019, due to the lost control of subsidiaries in Uruguay.

Information about the Company’s revenue is presented based on the location of the operations. Information about the Company’s non-current assets is presented based on the geographical location of the assets.

	Revenue for the year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Bulgaria	966	912	931
Canada	382	361	167
Czech	3,548	4,103	3,936
Greece	1,650	1,613	1,214
Japan	37,887	41,140	36,086
PRC	—	29	168
Spain	421	329	—
USA	6,681	4,914	5,612
Uruguay	5,198	11,268	834
	56,733	64,669	48,948

The Company’s revenue disaggregated by pattern of revenue recognition and primary geographical markets is as follows:

	Revenue for the year ended December 31, 2019
	EPC services solar energy system sales (Note a)	Sales of solar modules	Electricity sales income	O&M services	Total
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
Bulgaria	—	—	—	931	931
Canada	—	—	136	31	167
Czech	—	—	3,936	—	3,936
Greece	—	—	—	1,214	1,214
Japan	—	686	34,563	837	36,086
PRC	—	—	168	—	168
USA	—	—	5,485	127	5,612
Uruguay	—	—	834	—	834
	—	686	45,122	3,140	48,948

	Revenue for the year ended December 31, 2018
	EPC services solar energy system sales (Note a)	Sales of solar modules	Electricity sales income	O&M services	Total
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
Bulgaria	—	—	—	912	912
Canada	177	1	143	40	361
Czech	—	—	4,103	—	4,103
Greece	—	—	—	1,613	1,613
Japan	—	—	40,925	215	41,140
PRC	—	—	29	—	29
Spain	—	—	329	—	329
USA	21	—	4,822	71	4,914
Uruguay	—	—	11,087	181	11,268
	198	1	61,438	3,032	64,669

	Revenue for the year ended December 31, 2017
	EPC services solar energy system sales (Note a)	Sales of solar modules	Electricity Sales income	O&M services	Total
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
Bulgaria	—	—	—	966	966
Canada	256	—	126	—	382
Czech	—	—	3,548	—	3,548
Greece	—	—	146	1,504	1,650
Japan	—	—	37,670	217	37,887
Spain	—	—	421	—	421
USA	29	—	6,647	5	6,681
Uruguay	—	—	5,056	142	5,198
	285	—	53,614	2,834	56,733

(a)	The EPC services solar energy system sales were provided in Canada and USA in 2017 and 2018. During 2019, no such services were provided.

	Non-current assets
	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Bulgaria	79	179
Canada	1,707	1,786
Chile	5,545	6,717
Czech	13,791	12,573
Greece	94	—
Japan	180,794	258,086
PRC	1,134	2,516
Spain	545	15
USA	42,563	32,876
Uruguay (Note a)	110,628	—
	356,880	314,748

(a)	Uruguay assets are regarded as disposed on January 24, 2019, due to the loss of control based on Hudson dispute (Note 32).

Non-current assets excluded deferred tax assets, financial instruments, investments accounted for using the equity method and amounts due from related parties.

Information about major customers

Revenue from customers during the periods presented contributing over 10% of the total sales of the Company for each of the respective reporting periods are as follows:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Customer A	13,056	14,079	12,060
Customer B	11,684	11,774	9,194
Customer C	9,912	10,996	8,689
Customer D	*	10,269	*

*	The corresponding revenue does not contribute over 10% of the total revenue of the Company in the respective periods.
8.	INVESTMENT INCOME

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Interest income	186	93	472
Interest income from amounts due from related parties	259	298	230
Share of profit of associates (Note b)	—	189	(14)
Disposal of associates (Note a)	7,446	—	—
	7,891	580	688

(a)

In March 2017, Sky Solar Japan KK entered into a share transfer agreement with Orix Holdings to sell the share interest in OKY Solar 1 K.K and OKY Solar Omut K.K at the consideration of JPY1,068 million (US$9.18 million), which was closed on March 29, 2017 with all consideration paid in cash. The Company recorded a gain on disposal of subsidiaries of JPY 837 million (US$7.4 million).

(b)

Since the Company maintains 30% of the variable returns of 1088526 B.C. Ltd. (“1088526”) and 1091187 B.C. Ltd. (“1091187”) by 2018 and 5% by 2019 (Note 24), the Company recorded the share of profit of US$189 thousand and negative US$14 thousand in 2018 and 2019, respectively.

9.	OTHER LOSSES

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Change of financial liabilities with fair value through profit and loss (Note 31, Note 32)	(39,105)	(25,607)	(73)
Change of financial assets with fair value through profit and loss (Note 27, Note 16)	—	814	962
Hedge ineffectiveness on cash flow hedges and net loss arising on interest rate swap designated as at FVTPL (Note 27, Note 32)	201	248	(485)
Net foreign exchange gains	1,814	397	44
Others, net	(2,896)	1,751	(1,948)
	(39,986)	(22,397)	(1,500)

10	FINANCE COSTS

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Interest on:
Bank borrowings	(3,865)	(6,006)	(2,956)
Other borrowings	(8,335)	(11,324)	(12,048)
Interest on operating lease	—	—	(920)
	(12,200)	(17,330)	(15,924)

The decrease of the bank borrowing is mainly caused by the disposal of our Uruguay subsidiaries. By the adoption of IFRS 16, the Company has increased the interest on operating lease.

11.	STAFF COSTS, ADMINISTRATIVE EXPENSES AND COST OF SALES AND SERVICES

(Loss) profit before taxation has been arrived at after charging:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Depreciation of property, plant and equipment	298	204	172
Amortization of intangible assets	44	52	53
Depreciation of solar parks	14,272	19,414	11,720
Depreciation of right-of-use assets	—	—	2,135
Auditor’s remuneration	1,243	1,285	920
Other professional fees	8,666	8,531	8,578
Bank charges	296	1,095	1,797
Taxes other than income tax	881	3,712	1,924

DIRECTOR'S EMOLUMENTS
Salaries and other benefits	923	1,236	660
Share-based compensation	(43)	—	—
	880	1,236	660
OTHER STAFF
Other staff costs	8,216	8,585	7,253
Share-based compensation	(180)	—	—
	8,036	8,585	7,253
Total staff costs	8,916	9,821	7,913

12.	INCOME TAX (EXPENSE) CREDIT

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Current tax	(4,906)	(15,299)	(4,500)
Deferred tax	11,436	8,014	(20,445)
	6,530	(7,285)	(24,945)

Income tax of Bulgaria, Czech, Hong Kong, P.R.China, Greece, USA and Canada is calculated at 10%, 19%, 16.5%, 25%, 28%, 21%, and 25% respectively, of the estimated assessable profit of the Company’s subsidiaries for the three years ended December 31, 2019. Income tax rate in Japan is 27.8%, 27.8% and 27.6% for the three years ended December 31, 2019, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Loss before taxation	(39,580)	(14,835)	(17,067)
Tax at the domestic income tax rate (2017: 27.8%, 2018: 27.8%) %, 2019:27.6%)	(11,003)	(4,124)	(4,711)
Tax effect of income not taxable for tax purpose	—	(158)	(445)
Tax effect of expenses not deductible	1,898	3,116	19,239
Overprovision in prior years	(715)	—	—
Tax effect of tax losses not recognized	3,007	10,318	6,609
Recognition of deferred tax assets previously not recognized	—	—	—
Utilization of tax losses previously not recognized	(601)	(1,530)	(71)
Effect of different tax rates of subsidiaries operating in other jurisdictions	884	(337)	4,324
Income tax expense (benefit)	(6,530)	7,285	24,945
Effective income tax rate	16%	(49)%	(146)%

The domestic income tax rate represents statutory rate in the jurisdictions where the operation of the Company was most significant during the year presented; which is the income tax rate in Japan for the years ended December 31, 2019. As a result, the domestic income tax rate was 27.8% and 27.6% for the year ended December 31, 2018 and 2019.

13.	DIVIDENDS

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

14.	EARNINGS PER SHARE

The calculation of the basic and diluted loss per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Loss
Loss for the year attributable to the owners of the Company	(33,171)	(21,955)	(42,061)

	Year ended December 31,
	2017	2018	2019
Number of shares
Weighted average number of ordinary share outstanding- basic and diluted	418,314,541	419,546,514	419,546,494

Basic and diluted loss per share	(0.10)	(0.05)	(0.10)

For the year ended December 31, 2017, diluted loss per share does not include the 729,000 share options, of which the exercise price is higher than the average market price, or 940,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2017, as their inclusion would be anti-dilutive.

For the year ended December 31, 2018, diluted loss per share does not include the 729,000 share options, of which the exercise price is higher than the average market price, or 940,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2018, as their inclusion would be anti-dilutive.

For the year ended December 31, 2019, diluted loss per share does not include 940,000 unvested restricted shares, of which assumed exercise price is higher than the average market price for year ended December 31, 2019, as their inclusion would be anti-dilutive.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share.

	Year ended December 31,
	2017	2018	2019
Options	729,000	729,000	—
Non-vested restricted shares	940,000	940,000	940,000
	1,669,000	1,669,000	940,000

15.	OTHER OPERATING INCOME

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Gain on disposal of IPP solar parks (Note a)	—	8,491	47,759
Gain on sale of permits and rights (Note b)	—	18,220	—
Gain(Loss) on disposal of subsidiaries (Note 35)	1,875	(1,288)	(47,372)
Others	193	207	402
	2,068	25,630	789

(a)	In the first half year of 2019, the Company disposed 13 IPP solar parks to a third party with a total price of US$90.0 million (JPY 9.8 billion) and a profit of US$47.8 million (JPY5.0 billion).
(b)

On March 30, 2018, the Company cooperated with Renova, a listing company in Japan, and NEC Capital, and invested to a 40.8 MW project in Japan, And the Company invested JPY529 million (US$4.8 million) for 45% distribution of profit or loss. The Company sells the permit to the joined company with the price of US$23million (JPY2.6 billion), and a profit of US$18.2 million (JPY2 billion).

16.	AMOUNTS DUE FROM RELATED PARTIES

		At December 31,
	Notes	2018	2019
		Thousand US$	Thousand US$
Current:
Trade
8180792 Canada Inc.	b	6	7
China New Era	a	3,165	—
Less: allowance for doubtful debts	a, 36	(1,744)	—
		1,427	7
Non-Trade
China New Era	a	342	—
Su Weili	d	14,889	—
Less: allowance for doubtful debts	a, 36	(230)	—
		15,001	—
		16,428	7
Non-Current:
Trade
RisenSky Solar (defined in Note 24) and its subsidiaries		—	21
		—	21
Non-Trade
RisenSky Solar (defined in Note 24) and its subsidiaries	c	5,050	4,656
Sky Wind Co., Ltd.	e	—	116
Sky Wind SPC1 Co., Ltd.	e	—	224
SSJ Megasolar 87 Co., Ltd.	e	—	4
		5,050	5,000
		5,050	5,021

Notes:

(a)

Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain key management of the Company acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an associate of Sky Solar Holdings and considered as a related party of the Company.

The balance is accounted for as at amortized cost. Included in the balance amount due from China New Era as of December 31, 2018 and December 31, 2019, an allowance for doubtful debt of US$2.0 million and nil are provided for receivables respectively for which they have defaulted on payment obligation. The Company has entered a settlement agreement with China New Era on March 19, 2019, and has received the total net US$1.5 million on March 28, 2019, after which the balance amount due from China New Era is nil.

Movements in the allowance for doubtful debts of amounts due from related parties during the periods presented are as follows:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Balance at beginning of year	2,200	1,974
Reversal of provision	(116)	(1,974)
Exchange differences	(110)	—
Balance at end of the year	1,974	—

(b)

8180792 Canada Inc. is controlled by 1091187 B.C, Ltd (“1091187”), an equity investee in which the Company holds 75% equity interest. The balance is the receivable for OM service and is accounted for as at amortized cost.

(c)

Included in the balance was a carrying amount of US$5.0 million and as US$4.7 million at December 31, 2018 and 2019, respectively, which carried interest at 3.0% per annum. The balance is accounted for as FVTPL. The change of fair value was US$236 thousand and US$18 thousand at December 31, 2018 and 2019, respectively.

(d)

In March 2019, Mr. Su entered a stock purchase agreement to sell all his ordinary shares of our Company in the form of ADSs to a Japan investor, which controlled by Mr. Rui Chen , and he paid back the amount due to the Company US$14.9 million, after which the balance amount due from Mr.Su is nil.

(e)

Sky Wind Co., Ltd., Sky Wind SPC1 and SSJ Megasolar 87 Co., Ltd. are controlled by Mr. Rui Chen, the controlling shareholder of the Company. Therefore, the three entities have been regarded as our related parties since 2019. The balances of the year 2019 are accounted for as at amortized cost.

Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

Amounts due from related parties which are non-trade in nature mainly represented loans or advances to these related parties by the Company.

See accounting policies in Notes 4.19

17.	TRADE AND OTHER RECEIVABLES

Trade and other receivables consist of the following:

	As at December 31,
	2018	2019
	Thousand US$	Thousand US$
Trade receivables (Note a)	7,939	4,112
Deposit (Note b)	1,072	320
Receivable due from third parties (Note c)	6,605	3,483
Allowance for expected credit losses (Note e)	(1,856)	(1,298)
Financial assets	13,760	6,617
Value-added tax recoverable	1,053	1,055
Prepaid assets and prepayment	4,915	3,770
Receivable due from staff	40	—
Others	2,093	1,451
Allowance for expected credit losses (Note d)	(1,326)	(2,056)
Non-financial assets	6,775	4,220
Trade and other receivables	20,535	10,837

All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value.

Note:

(a)

The balance as of December 31, 2018 and 2019 mainly includes the receivables from the power company for electricity revenue collection. The decreasing number of trade receivable is mainly caused by the lost control of subsidiaries in Uruguay and disposal of subsidiary in Greece which is reclassified as held for sale.

(b)

The balance as of December 31, 2018 mainly includes the EPC deposit in Canada which was returned during 2019. The balance as of December 31, 2019 mainly includes the deposit due from the office of legal affairs in Japan.

(c)

The balance as of December 31, 2018 and 2019 mainly includes debt investment to third parties. The decreasing number of third-party receivables is mainly caused by the lost control of subsidiaries in Uruguay.

(d)

The balance as of December 31, 2018 and 2019 mainly includes an amount receivable due from a third party to the Company of approximately US$1.1 million (equivalent to EUR1.0 million), which was incurred in 2012, claim against two third party contractors who failed to construct a solar park for one subsidiary of the Company, who delivered solar modules and made prepayment already. A settlement agreement was made in September 2012, however the two contractors failed to repay after made the first repayment of total three installments. The Company is negotiating for another settlement agreement and based on the recent communications among the Company and two contractors, management concluded to make full provision for doubtful receivables in the amount of US$1.1 million in 2015. The increase of allowance in 2019 is mainly due to the fully recognised allowance of a prepayment of $0.8M to Lafamir, which was prepaid for the joint development agreement on solar park project signed by the Company and Lafamir in previous years. The Company filed a lawsuit to ask for the amount, due to the uncertain repayment, the Company had been fully recognized allowance the increase of expected credit losses on an individual basis.

(e)	Refer to Note 36 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

No interest is charged on trade receivables. The Company does not have collateral over the balances. Before accepting any new customer, the management of the Company will assess the potential customer’s credit quality and grant credit limits to each customer.

The balances that are neither past due nor impaired as at the end of each reporting period are at good credit quality.

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the debtor from the date credit was initially granted up to the end of each reporting period.

Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Balance at beginning of year	1,403	3,182
Effect of IFRS 9 as at January 1, 2018	1,044	—
Adjustment from the adoption of IFRS 9	2,447	3,182
Provisions recognized on receivables	811	976
Write off	—	(919)
Exchange difference	(76)	115
Balance at end of the year	3,182	3,354

18.	INVENTORIES

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Solar modules	626	622
Permits and related costs capitalized during the course of obtaining permits	—	—
Provision of inventories (Note a)	—	(155)
	626	467

(a)	The provision of inventory in 2019 was primarily attributable to the decrease in the market price of inventory.
19.	ASSETS CLASSIFIED AS HELD FOR SALE

	2018		2019
	Thousand US$		Thousand US$
	Japan Note(a)	Chile Note(b)	(c)
IPP solar parks held for sale	45,046	2,121	—
Cash and cash equivalents	—	128	7
Trade and other receivable	—	1,092	1,262
Property, plant and equipment	—	—	75
Other assets	—	—	129
	45,046	3,341	1,473
Liabilities associated with assets held for sale	—	336	1,674

(a)

On March 8, 2019, the Company entered 12 asset purchase agreements with a third party to sell 12 IPP solar parks in Japan with a price of JPY9.4 billion (US$85.7 million). The Company reclassifies the relative assets into held for sale as of December 31, 2018. The transaction has been closed during the first half year of 2019.

(b)

On January 17, 2019, the Company entered a share purchase agreement with a third party to sell a subsidiary in Chile with a price of US$2.7 million. The Company reclassifies the relative assets and liabilities into held for sale as of December 31, 2018. The transaction has been closed with a loss of US$1.5 million (Note 35).

(c)

On September 27, 2019, the Company entered a share purchase agreement with a third party to sell a subsidiary in Greece with a price of US$1.0. The Company reclassifies the relative assets and liabilities into held for sale. The transaction has been closed on January 29, 2020.

20.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	Thousand US$	Thousand US$	Thousand US$	Thousand US$
COST
At January 1, 2018	128	842	1,407	2,377
Additions	35	—	79	114
Disposals	—	(569)	(331)	(900)
Exchange adjustments	(2)	(6)	(39)	(47)
At December 31, 2018	161	267	1,116	1,544
Additions	—	9	44	53
Held for sale (Note 19)	—	(92)	(58)	(150)
Exchange adjustments	3	(3)	(52)	(52)
At December 31, 2019	164	181	1,050	1,395
DEPRECIATION
At January 1, 2018	41	490	930	1,461
Provided for the year	18	52	134	204
Eliminated on disposals	—	(457)	(314)	(771)
Exchange adjustments	(1)	—	(33)	(34)
At December 31, 2018	58	85	717	860
Additions	20	48	104	172
Held for sale (Note 19)	—	(20)	(55)	(75)
Exchange adjustments	2	(1)	(23)	(22)
At December 31, 2019	80	112	743	935
CARRYING VALUES
At December 31, 2018	103	182	399	684
At December 31, 2019	84	69	307	460

The above items of property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

21.	IPP SOLAR PARKS, INVESTMENT PROPERTY
(1)	IPP Solar Parks

At the end of each reporting period, the Company’s solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	Thousand US$	Thousand US$	Thousand US$
At January 1, 2018	52,631	393,189	445,820
Additions	41,953	770	42,723
Reclassified as held for sale (Note 19)	(9,983)	(52,052)	(62,035)
Transfer to investment property	—	(265)	(265)
Disposal of solar parks (Note a)	(5,328)	(12,533)	(17,861)
Disposals of subsidiaries (Note a)	—	(3,471)	(3,471)
Transfer	(44,327)	44,327	—
Exchange adjustment	(117)	3,769	3,652
At December 31, 2018	34,829	373,734	408,563
Additions	43,516	637	44,153
Transfer to investment property	—	(2,213)	(2,213)
Disposals of IPP (Note a)	—	(564)	(564)
Disposals of subsidiaries (Note a)	—	(131,068)	(131,068)
Transfer	(16,445)	16,445	—
Exchange adjustment	323	2,023	2,346
At December 31, 2019	62,223	258,994	321,217
DEPRECIATION AND IMPAIRMENT
At January 1, 2018	9,387	39,028	48,415
Provided for the year	—	19,414	19,414
Impairment provided for the year	1,785	2,756	4,541
Reclassified as held-for-sale (Note 19)	(7,862)	(7,006)	(14,868)
Disposal of subsidiaries (Note a)	—	(1,056)	(1,056)
Disposal of IPP Solar Parks (Note a)	—	(1,459)	(1,459)
Exchange adjustments	—	526	526
At December 31, 2018	3,310	52,203	55,513
Provided for the year	—	11,720	11,720
Impairment provided for the year	2,829	57	2,886
Disposal of subsidiaries (Note a)	—	(9,751)	(9,751)
Disposal of IPP Solar Parks (Note a)	—	(558)	(558)
Exchange adjustments	1	293	294
At December 31, 2019	6,140	53,964	60,104
CARRYING VALUES
At December 31, 2018	31,519	321,531	353,050
At December 31, 2019	56,083	205,030	261,113

(a)	Depreciation is calculated using the straight-line method over the estimated useful lives of 20 to 30 years for completed solar parks.

As at December 31, 2018 and 2019, the solar parks with carrying amounts of approximately US$344.3 million and US$197.4  million, respectively, were pledged by the Company to secure borrowings with carrying amounts of approximately US$252.9 million and US$199.2 million, respectively.

During the year ended December 31, 2018, 2 subsidiaries has been disposed to a third party buyer and another 4 solar parks were sold to a third party buyer. Several projects were termination in Chile Japan Canada and the completed projects in USA were evaluated for impairment given the difference between the assets’ carrying amount and fair value. As a result, an impairment loss of US$4.5 million was recorded by the Company.

During the year ended December 31, 2019, 5 subsidiaries were taken over by Hudson due to the Hudson dispute (Note 32), 2 subsidiaries have been disposed to two thirty parties in Chile and the United States, respectively, and another 13 solar parks in Japan were sold to a third party as well, 12 of which was classified as held-for-sale in 2018.

During the year ended December 31, 2019, most of our IPP impairment was primarily a result of the termination of several of projects in Chile Japan Canada and United State, due to the increase of costs and difficulty of development. As a result, an impairment loss of US$2.9 million was recorded by the Company.

(2)	Investment Property

Included in the Company’s IPP solar parks are land acquired by the Company with carrying amounts of approximately US$11.3 million, US$11.0 million and US$7.8 million, respectively, as at December 31, 2017, 2018 and 2019. The Company transferred certain pieces of land with carrying amount of approximately nil, US$265 thousand and US$2.2 million, during the year ended December 31, 2017, 2018 and 2019, respectively, from IPP solar parks to investment property upon commencement of leases. The transfer is triggered by the sales of IPP solar parks assets situated on these land to third party customers. The land, being accounted for as investment property, has indefinite useful lives and is measured at costs less accumulated impairment losses, if any. The lease of land is an operating lease in nature and the future minimum lease receivables under non-cancellable operating leases is disclosed in note 22.

22.OPERATING LEASE

Due to the adoption of IFRS 16, all lease with a term of more than 12 months are to be recognized as right-of-use asset and should recognize depreciation accordingly on a present value basis. The related information is displayed as follows:

	Right-of-Use Assets	Lease Liability
	Thousand US$	Thousand US$
As at January 1, 2019 (Note 3.1)	34,743	34,377
Additions	20,975	20,975
Interest expense effect during the year	—	920
Disposals	(5,366)	(5,468)
Depreciation	(2,135)	—
Lease paid back for distribution	—	(2,533)
Exchange adjustments	336	333
Balance at December 31, 2019	48,553	48,604
Including current portion	N/A	3,745

The Company has commercial lease agreements of premises and land with lease term between 5 to 30 years.

The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2019 recognized under such contracts is US$34 thousand. Future minimum lease rentals under non-cancellable operating lease commitments for short-term leases as of December 31, 2019 are US$1 thousand.

The Company as lessor

Operating leases relate to the investment property owned by the Company with lease term of 20 years. The lessee does not have an option to purchase the investment property at the expiry of the lease period. Income from operating leases is recognized on a straight-line basis over the lease term. At the end of each reporting period, the Company had non-cancellable operating lease receivables as follows:

	At December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Within one year	195	224	475
In the second to fifth years inclusive	780	896	1,898
Over five years	3,338	2,518	5,117
	4,313	3,638	7,490

The Company recognized lease income of US$207 thousand and US$402 thousand, respectively, for the year ended December 31, 2018 and 2019.

23.	INTANGIBLE ASSETS

Software
Thousand US$
COST
At January 1, 2018	281
Additions	10
Disposals	(8)
Exchange adjustments	2
At December 31, 2018	285
Additions	26
Disposals	—
Held-for-Sale (Note 19)	(35)
Exchange adjustments	1
At December 31, 2019	277
AMORTIZATION
At January 1, 2018	155
Charge for the year	52
Eliminated on disposals	(6)
Exchange adjustments	(1)
At December 31, 2018	200
Charge for the year	53
Eliminated on disposals	—
Held-for-Sale (Note 19)	(35)
Exchange adjustments	—
At December 31, 2019	218
CARRYING VALUES
At December 31, 2018	85
At December 31, 2019	59

Most of the above intangible assets are software systems for solar park monitoring, which have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

24.	INTERESTS IN ASSOCIATES

	2018	2019
	Thousand US$	Thousand US$
As at January 1,	2,566	2,333
Add: Share of profit of associates	189	(14)
Less: Proceeds received from the associates	(302)	(530)
Exchange difference	(120)	(46)
As at December 31,	2,333	1,743

As at December 31, 2018 and December 31, 2019, the Company had interests in the following associates:

	Form of	Place of incorporation/ principal place	Class of shares	Proportion of nominal value of issued capital held		Proportion of voting power held
Name of entity	Entity	of incorporation	Held	2018	2019	2018	2019	Principal activities
RisenSky Solar S.a.r.l. (a)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks
1088526 B.C. Ltd. (b)	Limited liability	Canada	Ordinary	75%	75%	50%	50%	Operating entity engaged in the investment, construction, financing and management of solar parks
1091187 B.C. Ltd. (c)	Limited liability	Canada	Ordinary	75%	75%	50%	50%	Operating entity engaged in the investment, construction, financing and management of solar parks

Notes:

(a)

In 2011, Sky Europe entered into an agreement with Risen Energy (Hong Kong) Co., Ltd. (“Risen HK”) (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. (“RisenSky Solar”). The Company is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as an associate of the Company.

(b)

In 2016, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Company, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1088526 B.C. Ltd. (“1088526”), who owns Sky Solar (Canada) FIT 1 LP and its 15 commercial and industrial solar facilities in Canada. Though the Company owns 75% equity interest and two out of four directors in the board of directors of 1088526 after the transaction, the Company concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1088526 requires consent from the other shareholders; (2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee, 70% by 2018 and 95% by 2019. The Company’s equity investment in 1088526 is measured under the equity method. (Note 35)

In January 2017, Energy Capital Investment II sarl (“ECI”), a subsidiary of the Company, entered into a share purchase agreement with Jade Fair Precision Ltd. (“Jade”), to sell its 25 preferred shares in 1091187 B.C. Ltd. (“1091187”), who owns Sky Solar (Canada) FIT 2 LP in Canada. Though the Company owns 75% equity interest and two out of four directors in the board of directors of 1091187 after the transaction, the Company concluded that only applied significant influence over the investee for (1) all the key relevant activities, including appointment or removal of the O&M manager and asset manager, determination and amendment of the annual budget, capital expenditure, and approval of bank borrowing etc., of 1091187 requires consent from the other shareholders;(2) the other shareholder has the rights to the majority of the variable returns from its involvement with the investee, 70% by 2018 and 95% from 2019. The Company’s equity investment in 1091187 is measured under the equity method. (Note 35)

The summarized financial information in respect of the Company’s associates is set out below:

		At December 31,
	RisenSky	1091187	1088526	Aggregate	RisenSky	1091187	1088526	Aggregate
	2018	2018	2018	2018	2019	2019	2019	2019
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
Non-current assets
IPP solar parks	20,428	2,876	11,367	34,671	18,980	2,821	11,199	33,000
Other non-current assets	439	1,302	10,996	12,737	450	2,070	14,502	17,022
	20,867	4,178	22,363	47,408	19,430	4,891	25,701	50,022
Current assets	5,160	423	2,372	7,955	5,128	295	1,052	6,475
Current liabilities
Other current liabilities	1,419	174	1,558	3,151	1,448	259	1,369	3,076
Amount due to related parties	262	6	—	268	179	—	—	179
	1,681	180	1,558	3,419	1,627	259	1,369	3,255
Non-current liability
Borrowings	22,456	1,128	12,529	36,113	19,863	1,095	12,533	33,491
Others	—	136	967	1,103	30	950	5,083	6,063
	22,456	1,264	13,496	37,216	19,893	2,045	17,616	39,554
Net assets	1,890	3,157	9,681	14,728	3,038	2,882	7,768	13,688

		Year ended December 31,
	RisenSky 2018	1091187 2018	1088526 2018	Aggregate 2018	RisenSky 2019	1091187 2019	1088526 2019	Aggregate 2019
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
Revenue	3,978	707	3,201	7,886	3,884	635	2,980	7,499
Profit for the year	1,293	164	286	1,743	1,180	37	(430)	787
Company’s share of profit of associates of the year	—	78	111	189	—	4	(18)	(14)
Company’s share of profit of associates of the year not recognized	388	—	—	388	354	—	—	354
Company’s share of other comprehensive income of associates	—	—	—	—	—	—	—	—

The Company’s share of profit of the associates recognized in year 2019 includes 5% proportion of profits from 1088526 B.C. Ltd and 1091187 B.C. Ltd. The Company determines the proportion according to the agreement in which a proportion for profit distribution was set.

25.	FINANCIAL ASSETS AND LIABILITIES

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Year ended December 31, 2019
	Amortized cost	FVTPL	Total
	Thousand US$	Thousand US$	Thousand US$
Cash and cash equivalents	11,739	—	11,739
Restricted cash	31,511	—	31,511
Trade and other receivables (Note 17)	6,617	—	6,617
Contract assets (Note 6)	728	—	728
Amounts due from related parties (Note 16)	372	4,656	5,028
Other non-current assets (Note 27)	7,938	6,416	14,354
Total	58,905	11,072	69,977

	Year ended December 31, 2019
	Amortized cost	FVTPL	Total
	Thousand US$	Thousand US$	Thousand US$
Trade and other payables (Note 28)	15,796	—	15,796
Amounts due to related parties (Note 29)	85	—	85
Current borrowings (Note 30)	54,875	—	54,875
Current lease liability(Note 22)	3,745	—	3,745
Other current liabilities (Note 31)	—	—	—
Long term Liability-Lease (Note 22)	44,859	—	44,859
Non-current borrowings (Note 30)	147,997	—	147,997
Other non-current liabilities (Note 32)	—	72,321	72,321
Total	267,357	72,321	339,678

	Year ended December 31, 2018
	Amortized cost	FVTPL	Total
	Thousand US$	Thousand US$	Thousand US$
Cash and cash equivalents	43,831	—	43,831
Restricted cash	44,182	—	44,182
Trade and other receivables (Note 17)	13,760	—	13,760
Contract assets (Note 6)	731	—	731
Amounts due from other related parties (Note 16)	1,539	19,939	21,478
Other non-current assets (Note 27)	8,216	5,636	13,852
Total	112,259	25,575	137,834

	Year ended December 31, 2018
	Amortized cost	FVTPL	Total
	Thousand US$	Thousand US$	Thousand US$
Trade and other payables (Note 28)	22,255	—	22,255
Amounts due to other related parties (Note 29)	211	—	211
Current borrowings (Note 30)	49,700	—	49,700
Other current liabilities (Note 31)	—	130,323	130,323
Non-current borrowings (Note 30)	207,057	—	207,057
Other non-current liabilities (Note 32)		59,992	59,992
Total	279,223	190,315	469,538

26.	DEFERRED TAX ASSETS

The principal components of the deferred income tax assets and liabilities are as follows:

	Tax losses	Fair value change of financial instruments	Unrealized gain on inter- company sales	Depreciation of solar parks	Total
	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
At January 1, 2018	1,151	12,283	8,606	(1,324)	20,716
Deferred tax assets	1,151	12,283	8,606	1,460	23,500
Deferred tax liabilities	—	—	—	2,784	2,784
Credit (charge) to profit or loss	(377)	5,226	1,772	1,393	8,014
Reclassified to held-for-sale	—	—	—	186	186
Exchange differences	28	213	216	(150)	307
At December 31, 2018	802	17,722	10,594	105	29,223
Deferred tax assets	802	17,722	10,594	3,264	32,382
Deferred tax liabilities	—	—	—	3,159	3,159
Credit (charge) to profit or loss	112	(17,786)	(4,458)	1,687	(20,445)
Disposal of Subsidiaries	—	—	—	1,101	1,101
Exchange differences	221	191	126	(35)	503
At December 31, 2019	1,135	127	6,262	2,858	10,382
Deferred tax assets	1,135	127	6,262	5,202	12,726
Deferred tax liabilities	—	—	—	2,344	2,344

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Deductible temporary differences	16,350	22,883
Unused tax losses	98,786	122,474
Unused tax credits	3,068	6,164
Total	118,204	151,521

As at December 31, 2019, unused tax losses amount to 71.2million which can be carried forward indefinitely and 51.3million which can be carried up to a specified period.

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

In millions
2019.12.31
2020	—
2021	0.1
2022	2.8
2023	2.3
2024	2.1
Thereafter	44.0
Total	51.3

27.	OTHER NON-CURRENT ASSETS

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Long-term loan to a third party (b)	7,525	6,959
Long term deposits related to IPP solar parks (a)	1,089	1,384
Financial instruments(c)	5,636	6,416
Allowance for expected credit losses(d)	(398)	(405)
Financial assets	13,852	14,354

Long-term prepayments	1,246	514
Non-financial assets	1,246	514
	15,098	14,868

(a)	The balance of long term deposits for land rental related to the IPP solar parks in Japan were US$1.1 million and US$1.4 million as at December 31, 2018 and 2019, respectively.
(b)

The loan to a third party represents the US$7.1 million and US$6.6 million long-term note receivable as at December 31, 2018 and 2019, respectively, which was obtained in connection with the acquisition of a subsidiary in the USA in 2016 which holds 23MW of solar parks. The note receivable bears annual interest of 1% and is with principle payment schedule from 2018 to 2041.

(c)

On March 30, 2018, the Company cooperated with Renova, a listing company in Japan, and NEC Capital, and invested to a 40.8 MW project in Japan, And the Company invested JPY 529 million (US$4.8 million) for 45% distribution of profit or loss. The carrying amount as at December 31, 2018 and 2019 was US$5.4 million and US$6.4 million, with gain of fair value movement US$578 thousand  and US$944 thousand during the year of 2018 and 2019.

Included in the balance an interest rate swap asset of US$224 thousand at December 31, 2018, which is recognized as liability (Note 32) at December 31, 2019. The change of fair value was US$224 thousand at December 31, 2019.

(d)	Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Balance at beginning of year	—	398
Effect of IFRS 9 as at January 1, 2018	467	—
Adjusted balance at beginning of year	467	398
Provisions recognized on receivables	(69)	7
Exchange difference	—	—
Balance at end of the year	398	405

Refer to Note 36 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

28.	TRADE AND OTHER PAYABLES

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Trade payables (Note a)	17,597	11,099
Other payables	4,658	4,697
Financial liabilities	22,255	15,796
Warranty provision to customers for supply of modules (Note d)	—	—
Other accrued expenses	4,310	3,831
Other tax payables (Note b)	4,104	9,656
Advances from customers (Note c)	1,303	176
Non-financial liabilities	9,717	13,663
Trade and other payables	31,972	29,459

The credit periods on purchases of goods range from three months to a year.

(a)

The trade payable balance included the EPC construction payable of US$13.3 million and US$6.5 million in Japan as of December 31, 2018 and 2019. The change of the amount was mainly due to the decrease of purchase in Japan.

(b)

The other tax payables included US$3.7 million and US$6.5 million business tax accrued in Japan as of December 31, 2018 and 2019. The change of the amount was mainly due to the sales of IPP solar parks in Japan during 2019.

(c)	The change of the amount was mainly due to the lost control of subsidiaries in Uruguay in 2019.
(d)	Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Balance at beginning of year	24	—
Provided for the year	—	—
Reversal for the year	(24)	—
Balance at end of the year	—	—

The Company is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Company is able to determine, at the point of delivery, that the solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the period of warranties has expired and the Company has not experienced any significant claims.

29.	AMOUNTS DUE TO RELATED PARTIES

	At December 31,
	Notes	2018	2019
		Thousand US$	Thousand US$
Current
Non-Trade
Sky Solar New Energy Investment Ltd.	a	150	—
Beijing Sky Solar Investment Management Co., Ltd.	b	61	85
		211	85
		211	85

Notes:

(a)

On May 24, 2018, the Company entered a lawsuit for the deposit of CNY 1 million(US$150 thousand) for a project investment in China paid by Sky Solar New Energy Investment Ltd on behalf of the Company. The balance was settled with Sky Solar New Energy Investment Ltd on April 3, 2019, and the lawsuit has been withdrawn as at the date of this report.

(b)

The entity is controlled by Mr. Su as at December 31, 2016 and 2017. During the year ended December 31, 2013, the Company obtained, under a license agreement entered into between the Company and the Founder for the use of a trademark “Sky Solar”. The amount is a result of the licensed trademark used.

30.	BORROWINGS

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Bank borrowings (a)	145,779	57,680
Other borrowings (b)	110,978	145,192
	256,757	202,872
Secured (d)	252,896	199,165
Unsecured (d)	3,861	3,707
	256,757	202,872
Variable-rate borrowings (c)	116,792	30,686
Fixed-rate borrowings	139,965	172,186
	256,757	202,872
Carrying amount repayable:
Within one year	49,700	54,875
More than one year but not exceeding two years	14,821	15,072
More than two years but not exceeding five years	44,366	44,534
More than five years	147,870	88,391
	256,757	202,872
Less: amounts repayable within one year shown under current liabilities	49,700	54,875
Amounts shown under non-current liabilities	207,057	147,997

(a)

The balance of the bank borrowings as of December 31, 2018 mainly include the bank borrowings in Japan, the United States and Uruguay. The balance of the bank borrowings as of December 31, 2019 mainly include the bank borrowings in Japan, Czech and the United States. The change of the amount was mainly due to the lost control of subsidiaries in Uruguay.

(b)

The balance of the other borrowings as of December 31, 2018 and 2019 mainly include the borrowings in USA and Japan. The change of the amount was mainly due to the increase of other borrowings in Japan.

(c)

The Company has variable-rate bank borrowings which carried interest at one-month bank interest rate plus margin in Czech and Uruguay as at December 31, 2018, and in Czech as at December 31, 2019. The change of the amount was mainly due to the lost control of subsidiaries in Uruguay.

The effective interest rates on the Company’s borrowings as at December 31, 2018 and 2019 are as follows:

	At December 31,
	2018	2019
Effective interest rate:
Fixed-rate borrowings	3.18%	3.80%
Variable-rate borrowings	5.02%	4.80%

(d)	Details of this pledge are set out in Note 21(1).

31.	OTHER CURRENT LIABILITIES

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Financial liabilities designated as fair value through profit or loss
Transaction (a)	121,940	—
Transaction (Note 32(b))	8,383	—
As at December 31	130,323	—

(a)

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

During the year ended December 31, 2017, the Silent Partner has alleged that the Company had breached certain terms of the Silent Partnership Agreement, and demanded the exercise of its option right in connection with the Silent Partnership Agreement to adjust the original percentage of contribution ratio under the Silent Partnership Agreement so that it can enjoy15% cumulative IRR immediately. The Company recorded a fair value of JPY 13.6 billion (US$120.8 million) as of December 31, 2017, and a loss of US$37.9 million associated with change of the fair value was recorded accordingly, which reflect Silent Partner’s claim for 15% cumulative IRR based on the option statements. According to the Silent Partnership Agreement, by August 27, 2018, SSJ should either secure financing for the purchase of, or secure a third-party offer to purchase, the SSJ Silent Partnership Assets, therefore such liability was reclassified as current liability.

On June 25, 2018, the Silent Partner filed a lawsuit against SSJ, which alleged that there were significant difference in the understandings of the silent partnership and purported to seek certain damages. In December 2018, SSJ and Sky international Enterprise Group Ltd. have entered into a TK Interest Settlement Agreement amounting to JPY 15.4 billion (US$140.1 million) with Silent Partner and Silent Partner withdrew the lawsuit it filed against SSJ. Under the terms of the TK Interest Settlement Agreement, the Company made a payment of JPY 2 billion (US$18 million) to the Silent Partner upon the signing of the TK Interest Settlement Agreement, and an additional JPY 13.4 billion (US$121 million) has been paid on March 29, 2019, and the silent partnership been terminated. The Company recorded a carrying amount of fair value of JPY 13.4 billion (US$121 million) as at December 31, 2018, and a loss of US$16.6 million associated with change of the fair value was recorded accordingly. The balance as at December 31, 2019 is nil.

The movement of the balance is as follows:

	At December 31,
	2018	2019
	Thousand US$	Thousand US$
Financial liabilities designated as fair value through profit or loss
As at January 1,	120,820	121,940
Fair value effect during the year	16,605	—
Repayment of principal interest paid back for distribution	(18,200)	(121,940)
Exchange difference	2,715
As at December 31, (Note a)	121,940	—

32.	OTHER NON-CURRENT LIABILITIES

	December 31,
	2018	2019
	Thousand US$	Thousand US$
Financial liabilities designated as fair value through profit or loss
Transaction (a)	1,378	1,394
Transaction (b)	57,487	69,526
Held for trading derivatives not designated in hedge accounting relationships (c)	1,127	1,401
Asset retirement obligation (d)	12,454	10,662
	72,446	82,983

(a)

During the year ended December 31, 2015, three subsidiaries of SSJ, which holds four IPP solar parks, entered into silent partnership agreements with JA Mitsui Lease (the “JAML”). JAML provided approximately  JPY63 million (US$519 thousand) in cash at the inception of the agreements, which amounted to 10% portion of total contributions in each subsidiaries, and in return are entitled to receive return in the next 15 years from the date of agreements based on an amount specified in accordance with formulas in the agreements. The fair value of this instrument is estimated based on the anticipated operating results and cash flows generated by the related solar parks for the contractual period of 15 years. The carrying amount of financial liabilities are US$1,378 thousand and US$1,394 thousand as at December 31, 2018 and 2019 with a loss associated with a change in fair value to the other loss of US$88 thousand in 2018 and other loss of US$73 thousand in 2019. The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statements of financial position since the amount and timing of return is variable.

The movement of the balance is as follows:

	2018	2019
	Thousand US$	Thousand US$
As at January 1,	1,253	1,378
Repayment	(2)	(73)
Fair value effect during the year	88	73
Exchange difference	39	16
As at December 31,	1,378	1,394

(b)

On September 18, 2015, the Company’s wholly-owned subsidiary Energy Capital Investment S.a.r.l (“ECI”), and a third party Hudson Solar Cayman, LP (“Hudson”), a private equity and infrastructure firm entered into strategic partnership agreements to fund solar projects in Latin America. As part of this partnership, Hudson will invest US$50 million by way of the convertible notes issued by ECI for the constructions of solar projects in Chile and Uruguay, and then they will receive a 49 percent non-controlling equity in these projects upon their completion if it elects to convert the outstanding principal and interest on the notes into such equity interest. On July 15, 2016, the agreement was amended to change the underlying projects from those in Chile to US. As of December 31, 2018, US$48.2 million has been funded under this arrangement.

Under the note purchase agreement, initial amortization date means, for any notes, the earlier of the date which is nine months after the commercial operation date (for any projects, the date on which such projects enters into full commercial operation, achieves preliminary acceptance, achieves technical acceptance or other similar concept, as determined in accordance with the primary construction contract(s) for such project.) of the relevant project and twenty four months after the note purchase date. Then the maturity date of the notes will be the earlier of the twentieth anniversary of the initial amortization date or August 19, 2036. After all construction costs of project companies have been funded through long-term financing from Inter- American Development Bank, and upon completion of solar parks construction, the equity conversion will be effected. Hudson holds the conversion option and the mandatory prepayment option under the notes agreement.

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

On January 22, 2019, Hudson sent a notice of acceleration declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due. Hudson has also sent a demand on guaranty to the Company and certain of its subsidiaries who are guarantors of the notes under the Note Purchase Agreement pursuant to a guaranty dated September 18, 2015, and has initiated proceedings in some of the jurisdictions where the Company’s business or subsidiaries are located to enforce its collateral. On February 8, 2019, Hudson filed an action in New York Supreme Court seeking to enforce certain guaranties related to the Note Purchase Agreement against certain members of the Company. The Company intends to vigorously defend against Hudson’s other actions and proceedings in order to minimize interruptions to its business and operations.

On November 5, 2019, the Company entered into a settlement agreement with Hudson in connection with the lawsuit filed in New York. Under the settlement, Hudson agreed to dismiss its lawsuit and convert outstanding amounts of the notes issued to Hudson pursuant to the Note Purchase Agreement into equity interests in certain project companies owned by us in the United States, Uruguay, Chile, Czech Republic and Japan. The Company further agreed to Hudson’s purchasing additional equity interests in some of those project companies. However, the transactions have not been closed as contemplated by December 16, 2019, which is the closing date under the terms of the settlement agreement. Subsequent to the expiration of the settlement agreement, as of December 31, 2019, the notes issued to Hudson pursuant to the Note Purchase Agreement were not regarded as settled. Notwithstanding Hudson’s unwillingness to consummate the settlement in accordance with the existing settlement agreement, the Company is in discussions with Hudson about the possibility of entering into a partial settlement agreement of the obligations based on the terms of the settlement agreement dated November 5, 2019 and on a without prejudice basis, especially in connection with the Uruguay project companies.  Based on the negotiations to date, the Company expects that this dispute and negotiation will continue for a period the duration of which is currently unknown.  As a result, the Company still regarded these financial liabilities as non-current liabilities as of December 31, 2019. Moreover, due to the fact that Hudson has taken control of Energy Capital Investment S.à.r.l. (ECI I) and its 100% owned subsidiary Renewable Capital Investment 2 S.L. (RCI 2) and all of Renewable Capital Investment 2 S.L.’s Uruguay project company subsidiaries since January 24, 2019. Therefore, ECI I, RCI 2 and its five Uruguayan project companies were no longer the Company’s subsidiaries as of the date of this annual report, and the Company recorded disposal of subsidiaries (Note 35) for the year ended December 31, 2019. The price of such disposal has been recorded as zero, and the price will be expected to recorded as such until the compensation has been received from Hudson or a valid contract or agreement to provide the fair value of the investment in subsidiaries has been agreed by both the Company and Hudson in the future.

The Company accounted for the Hudson notes agreement as a financial liability designated as fair value through profit or loss (“FVTPL”) in accordance with IFRS9. The fair value on initial recognition is the transaction price. For the year ended December 31, 2018 and 2019, a loss of US$8.9 million and nil was recognized in other losses and gains respectively.

The movement of the balance is as follows:

	2018	2019
	Thousand US$	Thousand US$
As at January 1,	55,426	65,870
Interest addition during the year	6,510	7,488
Fair value effect during the year	8,914	—
Repayment during the year	(4,980)	(3,832)
As at December 31,	65,870	69,526
Less: amounts repayable within one year shown under current liabilities (Note 31)	8,383	—
Amounts shown under non-current liabilities	57,487	69,526

(c)

The interest rate swaps settle on a quarter basis. The floating and fixed rate on the interest rate swaps is the local interbank rate of Japan and USA. The Company will settle the difference between the fixed and floating rate on a net basis. During the year ended December 31, 2015, SSJ entered into two loan agreements totaling approximately JPY 2,300 million (US$19.1 million) in support of its business development. The loan agreements provide for a floating interest rate equal to 6-month Tokyo Interbank Offered Rate (“TIBOR”) plus 2.2%. To manage the interest rate exposure, SSJ entered into interest swap arrangements for the same period of the loan to swap the floating rate to a fixed interest rate equal to 3.16% and 3.08%.

During the years ended December 31, 2016, SSJ entered into one loan agreement totaling approximately JPY 1,570 million (US$13.5 million) in support of its business development. The loan agreement provides for a floating interest rate equal to 6-month TIBOR plus 2%. SSJ had interest swap arrangement for the same period of the loan to swap fixed interest rate equal to 2.68%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swap, which amounted to a loss of US$30 thousand and a gain of US$20 thousand was recognized during the year ended December 31, 2018 and 2019 respectively.

The major terms of these contracts are as follows:

Notional amount	Maturity	Swaps
JPY 547,200,000	May 23, 2032	From 6-months JPY TIBOR+2.2% to 3.16%
JPY 1,752,800,000	May 31, 2032	From 6-months JPY TIBOR+ 2.2% to 3.08%
JPY 1,570,000,000	November 30, 2032	From 6-months JPY TIBOR+ 2% to 2.68%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
Japan	2019/12/31	2018/12/31	2019/12/31	2018/12/31	2019/12/31	2018/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2015 to 2032	2.93	2.93	35,604	35,217	1,110	1,117

The movement of the balance is as follows:

	2018	2019
	Thousand US$	Thousand US$
As at January 1,	1,064	1,117
Fair value effect during the year	30	(20)
Exchange difference	23	13
As at December 31,	1,117	1,110

During the year ended December 2016, the Company acquired 23 solar parks in the USA, and assumed three bank loans totaling US$5.65 million and interest rate swaps agreements. The loan agreement provides for a floating interest rate equal to US$ Federal Reserve statistical release H.15 (“Prime H.15”) for the loans, and interest swap arrangements allow the Company to swap the variable rates to fixed interest rates equal to 5.75%, 6.00% and 6.27%, respectively. The 5.75% and 6.27% related interest swap arrangements were terminated in 2017, due to the termination of loan agreements. During the years ended December 31, 2017, the Company entered into another loan agreement totaling approximately US$20.2 million, which provides for a floating interest rate equal to Prime H.15 for the loans, and interest swap arrangements allow the Company to swap the variable rates to fixed interest rates equal to 5%.

The terms of the interest rate swap arrangements have been negotiated to match the terms of the respective designated hedged items. As not met the requirements, hedge accounting has not been applied, accordingly, the fair value changes of the interest rate swaps, which amounted to US$54 thousand gain and US$281 thousand loss was recognized in the other losses for the year ended December 31, 2018 and 2019 respectively.

Notional amount	Maturity	Swaps
US$ 2,000,000	June 30, 2026	From 3-month-US$ Prime H.15 to 6%
US$ 20,200,000 (Note 27)	February 8, 2027	From 3-month-US$ Prime H.15 to 5%

Not designated for hedging Outstanding receive floating pay fixed contracts	Average contracted fixed interest rate		Notional principal value		Fair value liabilities
USA	2019/12/31	2018/12/31	2019/12/31	2018/12/31	2019/12/31	2018/12/31
	%	%	Thousand	Thousand	Thousand	Thousand
From 2014 to 2019	5.09	5.09	22,200	2,000	291	10

The movement of the balance is as follows:

	2018	2019
	Thousand US$	Thousand US$
As at January 1,	64	10
Repayment	—	—
Fair value effect during the year	(54)	281
As at December 31,	10	291

(d)

The asset retirement obligation liability reflects the present value of estimated cost of decommissioning associated with long-lived assets at a future date. The liabilities incurred, including those from acquisition, are US$826 thousand for the year ended December 31, 2018, and US$759 thousand for the year ended December 31, 2019. The liability decreased UDS 0.8M and US$2.7M, respectively, for the year ended December 31, 2018 and 2019 because of the disposal of IPP solar parks in Japan.

33.	SHARE CAPITAL

	Number of shares	Share capital
		Thousand US$
The Company
Ordinary shares of US$0.0001 each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—
Issued:
On August 19, 2013 and December 31, 2013	339,196,670	—
Issued at IPO	50,830,000	5
On December 31, 2014 and 2015	390,026,670	5
Issued:
On July 15, 2016	29,519,844	3
On December 31, 2016, 2017 and 2018	419,546,514	8
Adjustment on ratio change	(20)	—
On December 31, 2019	419,546,494	8

During the year ended December 31, 2016, the Company issued 29,519,844 restricted ordinary shares to SunPeak Universal Holdings, Inc. as part of the consideration to acquire 23 solar parks in USA (Note 21 (1)). The par value and fair value of shares issued was US$2,952 and US$10,147,446 as of the acquisition date.

On November 8, 2019, the Company effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing eight (8) ordinary shares to one (1) ADS representing twenty (20) ordinary shares each ADS represents twenty ordinary shares. The number of shares as of December 31, 2019 is adjusted based on the ratio change.

34.	SHARE-BASED COMPENSATION
(A)	SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by Sky Solar Holdings pursuant to a resolution passed in 2009 for the primary purpose of providing incentives to directors and eligible employees. Under the Share Option Scheme, Sky Solar Holdings may grant options to eligible employees of the Company to subscribe for shares in Sky Solar Holdings.

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

In 2010, Sky Solar Holdings granted 2 tranches of share options to employees of the Company. The exercise price of the options under tranches 1 and 2 was US$0.6833 per share option. For the first tranche of options, 50% of the options vest on the first year anniversary from the date of grant and the remaining options vest on the second year anniversary from the date of grant. For the second tranche of options, 25% of the options vest on the first year anniversary from the date of grant, 25% of the options vest on the second year anniversary from the date of grant, 25% of the options vest on the third year anniversary from the date of grant and the remaining options would be vest on the fourth year anniversary from the date of grant.

The number of share options outstanding at the beginning and end of 2017 and 2018 and 2019 was 729,000, and vested and exercisable at the end of 2017, 2018 and 2019 were 729,000, 729,000 and nil respectively. The share option scheme was effective till December 15, 2019, and then expired.

The estimated fair values of the Tranche 1 and 2 options granted were US$144 thousand and US$1,509 thousand, respectively.

(B)	EQUITY INCENTIVE PLAN

The Company has adopted the 2014 Equity Incentive Plan made effective as of October 30, 2014. Under the Equity Incentive Plan, the Company may grant options and restricted shares to eligible employees or directors of the Company to subscribe for shares in the Company. No consideration is paid or payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

On November 13, 2014, the Company granted 330,000 share options to directors of the Company under 2014 Equity Incentive Plan. The exercise price of the options under this tranche was US$1.0 per share option. The options shall vest and become exercisable with respect to one third of shares initially covered by the option on each of the first anniversary of the date of grant, the second anniversary of the date of grant, and the third anniversary of the date of grant. As the directors were resigned in June 2017, the option related to third anniversary of the date of grant cannot vest and be exercised.

As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Company’s results or financial position. The contractual life was ended in 2017.

On November 14, 2014, the Company granted 1,800,000 restricted shares to employees of the Company under 2014 Equity Incentive Plan. 25% of the restricted shares shall vest immediately upon the date of the listing of the Company’s American Depositary Shares on the NASDAQ Capital Market (the “IPO Date”). The rest 75% of the restricted shares shall vest with respect to 25% of restricted shares initially covered on each of the first anniversary of the IPO date, the second anniversary of the IPO date, and the third anniversary of the IPO date. As at December 31, 2016 and December 31, 2017, the unrecognized amounts of the unvested restricted shares were approximately US$174 thousand and nil, respectively. The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares on the IPO date which was US$1.14.

On July 1, 2015 and August 1, 2015, the Company further granted 500,000 and 500,000 restricted shares, respectively, to one employee of the Company under 2014 Equity Incentive Plan. 50% of the restricted shares shall vest on each of the first anniversary of the date of grant, and the rest 50% shall vest of the restricted shares shall vest on the second anniversary of the date of grant. As at December 31, 2016 and 2017, the unrecognized amounts of the unvested restricted shares were approximately US$156 thousand and nil, respectively. The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was US$1.18 and US$1.13, respectively.

For the year ended December 31, 2017, 2018 and 2019, the fair values recognized in relation to the restricted shares amounted to approximately negative US$223 thousand, nil and nil, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Cost of sales	—	—	—
Administrative expenses	(223)	—	—
	(223)	—	—

The negative US$223 thousand was due to the resignation of the directors and eligible employees of the Company in 2017.

35.	DISPOSAL OF SUBSIDIARIES

In January 2017, Energy Capital Investment II sarl (“ECI”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Jade Fair Precision Ltd. the (“Jade”), to sell its 25 preferred share in the capital of 1091187 B.C, Ltd. (“1091187”), with total purchase price of CAD4.0 million (US$3.0 million). 1091187 was incorporated with total capital of 75 common shares and 25 preferred shares, and owns Sky Solar (Canada) FIT 2 LP (“FTP 2LP”) and its 6 operating solar facilities. The subsidiary was reclassified as held for sale as of December 31, 2016, and the transaction was completed in January 2017. The Company has significant influence over 1091187 B.C, Ltd. after this transaction. The Company’s residual investment in 1091187 was measured at fair value, determined based on a discounted cash flow model of the underlying solar parks. The consideration received for the 25 preferred shares in 1091187 is CAD4.0 million (US$3.0 million). The Company recognized a gain of US$1.5 million upon the disposal of subsidiary.

Thousand US$
Current Assets	295
Cash and cash equivalents	284
Trade and other receivables	11
Non-current Assets	3,294
IPP solar parks	3,253
Other Non-current Assets	41
Current Liabilities	(143)
Trade and other payables	(62)
Borrowing	(81)
Non-current Liabilities	(1,319)
Long-term borrowing	(1,319)
Net Assets disposed of	2,127

Gain on disposal of a subsidiary is as follows:

Thousand US$
Cash Consideration received in:	2,979
Net assets disposed of	(2,127)
Re-evaluate fair value of residual investment	612
Gain on disposal of a subsidiary	1,464

Net cash inflow on disposal of a subsidiary is as follows:

Thousand US$
Consideration received in cash and cash equivalent	2,979
Less: Cash and cash equivalent balances disposed of	(284)
Net cash inflow arising on disposal	2,695

In January 2017, Sonusco Limited and Neurlus Limited, subsidiaries of the Company in Greece, entered into share purchase agreements with A.W. Aktina Wind Limited, to sell all shares of companies based in Cypriot, all of which hold 20 operating solar parks in Greece with capacity of 23.0 MW. The total purchase price was about EUR39.7 million (US$41.9 million). These subsidiaries were reclassified as held for sale as of December 31, 2016. The transaction was completed in April 2017, and the Company recorded a gain of US$416 thousand.

Thousand US$
Current Assets	10,590
Cash and cash equivalents	3,633
Trade and other receivables	6,957
Non-current Assets	32,827
IPP solar parks	31,431
Other Non-current Assets	1,396
Current Liabilities	(1,918)
Trade and other payables	(1,918)
Net Assets disposed of	41,499

Gain on disposal of a subsidiary is as follows:

Thousand US$
Cash Consideration received in:	41,915
Net assets disposed of	(41,499)
Gain on disposal of a subsidiary	416

Net cash inflow on disposal of a subsidiary is as follows:

Thousand US$
Consideration received in cash and cash equivalent	41,915
Less: Cash and cash equivalent balances disposed of	(3,633)
Net cash inflow arising on disposal	38,282

On December 30, 2018, Sky Capital Europe S.à.r.l., a wholly-owned subsidiary of the Company, disposed Gransolar Cubiertas 3, S.L.U (“GSC3”) and Gransolar Cubiertas 7, S.L.U (“GSC7”), two of its subsidiaries, which were in a net asset position, to three third parties for EUR 796 thousand (US$911 thousand) and recognized a loss of US$1.3 million.

Thousand US$
Current Assets	111
Cash and cash equivalents	64
Trade and other receivables	47
Deferred tax assets	—
Non-current Assets	2,418
IPP solar parks	2,415
Intangible assets	3
Current Liabilities	(127)
Trade and other payables	(103)
Tax payable	(14)
Borrowings	(10)
Non-current Liabilities	(177)
Deferred tax liabilities	(177)
Net assets disposed of	2,225

Loss on disposal of a subsidiary is as follows:

Thousand US$
Cash Consideration received	911
Cash receivable	64
Net assets disposed of	(2,225)
Exchange difference	(38)
Loss on disposal of a subsidiary	(1,288)

Net cash outflow on disposal of a subsidiary is as follows:

Thousand US$
Cash and cash equivalent balances disposed of	64
Cash received as consideration	—
Net cash outflow arising on disposal	64

On January 17, 2019, Renewable Capital Investment 1 S.L., a wholly-owned subsidiary of the Company, disposed its 100% owned subsidiary, Arica Solar Generacion 1 SpA, in Chile which was in a net asset position, to a third party for US$2.7 million and recognized a loss of US$1.5 million.

Thousand US$
Current Assets	1,173
Cash and cash equivalents	—
Trade and other receivables	1,173
Non-current Assets	2,455
IPP solar parks	2,455
Current Liabilities	(386)
Trade and other payables	(386)
Net Assets disposed of	3,242

Loss on disposal of a subsidiary is as follows:

Thousand US$
Cash received as consideration	2,458
Cash receivable	220
Net Assets disposed of	(3,242)
Cumulative gain/loss on Currency translation difference reclassified from equity on loss of control of subsidiary	(933)
Loss on disposal of a subsidiary	(1,497)

Net cash inflow on disposal of a subsidiary is as follows:

Thousand US$
Cash and cash equivalent balances disposed of	—
Cash received as consideration	2,458
Net cash inflow arising on disposal	2,458

On January 24, 2019, the Company lost control of Energy Capital Investment Sarl, one of its subsidiaries, which owns 100% of the equity interest of Renewable Capital Investment 2 S.L and with all its 5 subsidiaries which hold 6 operating solar parks in Uruguay with equity capacity of 71.7 MW due to the Hudson dispute (Note 32). The sale price was regarded as nil according to the settlement agreement signed on November 5, 2019 and a loss of US$43.7 million was recognized accordingly.

Thousand US$
Current Assets	14,552
Cash and cash equivalents	9,787
Trade and other receivables	4,765
Non-current Assets	111,491
IPP solar parks	111,355
Other Non-current Assets	136
Current Liabilities	(80,648)
Trade and other payables	(2,349)
Tax payable	(29)
Borrowings	(78,270)
Non-current Liabilities	(1,100)
Deferred tax liabilities	(1,100)
Total Net Assets	44,295
NCI	(5,019)
Net Assets disposed of	39,276

Loss on disposal of a subsidiary is as follows:

Thousand US$
Consideration	—
Net Assets disposed of	(39,276)
Cumulative gain/loss on currency translation difference reclassified from equity on loss of control of subsidiary	(4,427)
Loss on disposal of a subsidiary	(43,703)

Net cash outflow on disposal of a subsidiary is as follows:

Thousand US$
Cash and cash equivalent balances disposed of	9,787
Cash received as consideration	—
Net cash outflow arising on disposal	9,787

On September 10, 2019, Sky Capital America Inc. , a wholly-owned subsidiary of the Company, disposed Lumens Holdings 4, LLC, one of its subsidiaries, which owns 100% of the equity interest of PSVTF1, LLC and together were in a net asset position, to a third party for US$4 million and recognized a loss of US$2.2 million.

Thousand US$
Current Assets	649
Cash and cash equivalents	332
Trade and other receivables	317
Non-current Assets	10,995
IPP solar parks	9,962
Other non-current asset	1,033
Current Liabilities	(4,400)
Trade and other payables	(80)
Borrowings	(4,320)
Non-current Liabilities	(1,040)
Long term Liability-Lease	(1,040)
Net Assets disposed of	6,204

Loss on disposal of a subsidiary is as follows:

Thousand US$
Consideration	4,032
Net Assets disposed of	(6,204)
Loss on disposal of a subsidiary	(2,172)

Net cash inflow on disposal of a subsidiary is as follows:

Thousand US$
Cash and cash equivalent balances disposed of	(332)
Cash received as consideration	4,032
Net cash inflow arising on disposal	3,700

36.	FINANCIAL INSTRUMENTS
(a)	Categories of financial instruments

	Year ended December 31,
	2018	2019
	Thousand US$	Thousand US$
Financial assets:
Assets at amortized cost:
Other non-current assets (Note 27)	8,216	7,938
Amounts due from related parties (Note 16)	1,539	372
Contract Assets	731	728
Trade and other receivables (Note 17)	13,760	6,617
Restricted cash	44,182	31,511
Cash and cash equivalents	43,831	11,739
Assets at FVTPL:	—	—
Amounts due from related parties (Note 16)	19,939	4,656
Other non-current assets (Note 27)	5,636	6,416
Total financial assets	137,834	69,977
Financial liabilities
Liabilities at amortized cost:
Trade and other payables (Note 28)	22,255	15,796
Amounts due to related parties (Note 29)	211	85
Lease liability (Note 22)	—	48,604
Borrowings (Note 30)	256,757	202,872
Total liabilities at amortized cost	279,223	267,357
Liabilities at FVTPL:
Other Current liabilities (Note 31)	130,323	—
Other non-current liabilities (Note 32)	59,992	72,321
Total liabilities at FVTPL	190,315	72,321

(b)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. This note presents information about the Company’s exposure to each of these risks, and the objectives, policies and processes for measuring and managing them.

The management of the Company have the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange rate to determine market risk.

Risk management is carried out under policies approved by the management of the Company. The finance department identifies and evaluates financial risks in close co-operation with the Company’s operating units. The management of the Company provide written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk and liquidity risk.

Currency risk

Certain monetary assets and liabilities of the Company’s subsidiaries denominated in currencies other than the functional currency US$, including EURO, JPY and CAD. The following table presents these monetary assets and liabilities in US$ at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2018	2018	2018	2019	2019	2019	2019
	Thousand	Thousand	Thousand	Thousand	Thousand	Thousand	Thousand
	US$	US$	US$	US$	US$	US$	US$
	Denominated	Denominated	Denominated	Denominated	Denominated	Denominated	Denominated
	in Euro	in JPY	in CAD	in Euro	in JPY	in CAD	in CNY
Cash and cash equivalents	5,862	26,672	571	1,547	5,982	313	89
Restricted cash	937	30,606	431	968	26,121	—	—
Trade and other receivables and contract assets (a)	3,787	4,605	1,037	1,706	4,155	20	16
Amount due from related parties	1,533	—	6	4,677	344	7	—
Other non-current assets	—	6,821	—	—	7,787	—	—
Total financial assets	12,119	68,704	2,045	8,898	44,389	340	105
Trade and other payables	3,457	14,533	444	2,506	6,903	202	636
Amount due to RPT	—	—	—	—	—	—	—
Long term Liability-Lease	—	—	—	442	45,971	219	584
Borrowings	14,667	131,036	—	13,523	163,195	—	592
Other financial liabilities (b)	—	124,435	—	—	2,503	—	—
Total financial liabilities	18,124	270,004	444	16,471	218,572	421	1,812

(a)

Trade and other receivables include only trade receivables, receivable due from third parties and deposits. Due to the disposal of Greece which reclassify receivables and other receivables to held to sale, the balance of trade and other receivables and contract assets of in Euro as December 31, 2019 has been declining sharply comparing to that as December 31, 2018.

(b)	Other financial liabilities denominated in JPY is dropping dramatically due to the settlement with Farallon.

The Company’s subsidiaries are mainly exposed to the foreign currency risk with respect to the EURO, JPY and CAD. The following table details sensitivity of the Company’s subsidiaries and the Company to a 10% increase and decrease in their respective functional currencies against respective foreign currencies. The 10% sensitivity rate used represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 10% change in respective functional currencies of the Company’s subsidiaries. A positive number below indicates an increase in profit where their respective functional currencies strengthen 10% against the functional currency. For a 10% weakening of their respective functional currencies against foreign currencies, there would be an equal and opposite impact on the equity and the balances below would be negative.

	Year ended December 31,
	2018	2019
	Thousand US$	Thousand US$
EURO	(306)	350
CAD	81	4
RMB	—	79
JPY	(10,245)	8,040

The Company currently does not have a foreign currency hedging policy but monitors its foreign risks and will consider hedging significant foreign currency exposure should they determine it appropriate.

Interest rate risk

The Company’s cashflow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings. The Company’s fair value interest rate risk relates mainly to fixed-rate borrowings.

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

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

If the interest rate on bank and other borrowings with variable interest rates had been 5% higher/lower and all other variables were held constant, the post-tax profit of the Company would increase/decrease by approximately US$293 thousand and US$74 thousand for the year ended December 31, 2018 and 2019 respectively.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the exposure at the end of each reporting period does not reflect the exposure at the end of each reporting period.

Credit risk

The Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the respective recognized financial assets as stated in the consolidated statements of financial position of the Company.

In order to minimize and account for the exposure to credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. This includes carrying out reviews the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for amounts considered irrecoverable. The Company will negotiate with the counterparties of the debts for settlement plans should the need arise.

The Company’s credit risk primarily relates to trade and other receivables, contract assets, other non-current assets, restricted cash, cash and cash equivalents, and amounts due from related parties. The management of the Company generally grants credit only to customers and related parties with good credit ratings and also closely monitors overdue debts.

Trade receivables and contract assets

The credit risk of the Company as at December 31, 2018 is concentrated on trade receivables from electricity companies in Japan, Europe and USA, that amounted to approximately US$5.8 million and accounted for 73.0% of the Company’s total trade receivables. The credit risk of the Company as at December 31, 2019 is concentrated on trade receivables and contract assets from electricity companies in Japan, Europe and USA, that amounted to approximately US$3.5million and accounted for 86.4% of the Company’s total trade receivables.

The Company applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables and contract assets as these items do not have a significant financing component.

Expected credit loss rates for the year ended December 31, 2019 and 2018 are:

<60 days	60-90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years
%	%	%	%	%	%	%
—	1	5	9	12	30	100

Summarized expected credit losses based on aging of trade receivables and contract assets for the year ended December 31, 2019 and 2018 respectively are:

Expected credit losses for trade receivables and contract assets as at December 31, 2019
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
—	1	26	49	—	1	—	77

Expected credit losses for trade receivables and contract assets as at December 31, 2018
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
1	25	41	132	4	20	—	223

In measuring the expected credit losses, the trade receivables and contract assets have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

The expected loss rates are based on historical observed default rate, discount factor, forward looking estimates and expected default rate. The rates are adjusted to reflect current and forwarding looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Company has identified gross domestic product (GDP) and unemployment rates of the countries in which the customers are domiciled to be the most relevant factors and according adjusts historical loss rates for expected changes in these factors. However, given the short period exposed to credit risk, the impact of these macroeconomic factors has not been considered significant within the reporting period.

Trade receivables and contract assets are written off (i.e. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Company on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery.

Deposits and debt investments

The Company applies the IFRS 9 ECL model of recognizing expected credit losses.

Summarized expected credit losses based on aging of short-term deposits and debt investments for the year ended December 31, 2019 and 2018 respectively are:

Expected credit losses for short-term deposits and debt investments as at December 31, 2019
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
9	—	22	290	—	4	896	1,221

Expected credit losses for short-term deposits and debt investments as at December 31, 2018
<90 days	90-180 days	181-360 days	1 - 2 years	2 - 3 years	>3 years	individually	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
16	63	6	6	292	23	1,227	1,633

Summarized expected credit losses based on aging of long-term deposits and debt investments for the year ended December 31, 2019 and 2018 respectively are:

Expected credit losses for long-term deposits and debt investments as at December 31, 2019
<180 days	181-360 days	1 - 2 years	2 - 3 years	3-4years	>4years	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
5	1	1	—	4	394	405

Expected credit losses for long-term deposits and debt investments as at December 31, 2018
<180 days	181-360 days	1 - 2 years	2 - 3 years	3-4years	>4years	Total
Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
—	1	—	4	5	388	398

Amount due from related parties

The credit risk of the Company as at December 31, 2018 on balances with related parties is concentrated on two related parties, which are engaged in solar industry in the People’s Republic of China (“PRC”) and overseas countries and amounted to approximately US$19.9 million , representing 92.8%  of the Company’s total balances from related parties. The amounts have been settled during 2019. One of the balances of US$14.9 million had been fully settled as of December 31, 2019. Our credit risk as at December 31, 2019 on balances with related parties is concentrated on one related party, which is amounted to approximately US$4.7 million, representing 92.6% of our total balances from related parties.

The Company uses more forward-looking information to recognize expected credit losses instead of IAS 39’s ‘incurred loss model’.

The credit risk on liquid funds and restricted cash of the Company is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and good reputation. The Company does not have concentration of credit risk on liquid funds at the end of each reporting period.

Liquidity risk

The management of the Company manages liquidity risk by closely and continuously monitoring their financial positions.

The following tables detail the Company’s remaining contractual maturity for its financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash flows, including both principal and interest, of financial liabilities based on the earliest date on which the Company can be required to pay.

	Weighted average interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
At December 31, 2018
Trade and other payables	N/A	22,255	—	—	—	22,255	22,255
Amounts due to related parties	N/A	211	—	—	—	211	211
Borrowings— variable rate	5.02%	6,794	11,742	11,742	133,006	163,284	116,792
Borrowings— fixed rate	3.18%	42,906	9,935	9,935	109,386	172,162	139,965
		72,166	21,677	21,677	242,392	357,912	279,223
At December 31, 2019
Trade and other payables	N/A	15,796	—	—	—	15,796	15,796
Amounts due to related parties	N/A	85	—	—	—	85	85
Borrowings— variable rate	4.80%	3,545	4,947	4,947	26,176	39,615	30,686
Borrowings— fixed rate	3.80%	51,330	13,506	13,506	132,676	211,018	172,186
Lease liability	2.76%	4,351	4,219	4,216	51,865	64,651	48,604
		75,107	22,672	22,669	210,717	331,165	267,357

The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

The following table details the Company’s liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Company during the year ended December 31, 2018 and 2019 for arrangements with the Parties defined in details in Note 31 and Note 32, as at December 31, 2018 and 2019. The table is presented based on the undiscounted projected cash outflows on such instruments that management of the Company expects to settle. The liquidity analysis for the Company’s financial liabilities at FVTPL was prepared based on the management’s understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
		Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$	Thousand US$
At December 31, 2018
Other Current liabilities	15%	130,323	—	—	—	130,323	130,323
Other non-current liabilities	11.88%	1,332	8,497	8,477	124,113	142,419	59,992
		131,655	8,497	8,477	124,113	272,742	190,315
At December 31, 2019
Other Current liabilities
Other non-current liabilities	11.75%	1,629	77,968	100	1,835	81,532	72,321
		1,629	77,968	100	1,835	81,532	72,321

Fair value measurements

Financial assets and financial liabilities measured at fair value in the consolidated statements of financial position are grouped into three levels of a fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

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

Financial assets	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs
1) Amounts due from related parties- non-current	Amounts due from related parties—US$4,656 thousand as of December 31, 2019. (Note a)	Level 3

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

2) Other non-current assets	Other non-current assets—US$6,416 thousand as of December 31, 2019.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 17.52% per

annum. (Note c) Estimated

net change in electricity

income and direct costs

was taken into account

management’s experience

and knowledge of market

conditions of the specific

industries

(a)	Due to the adoption of IFRS 9 in 2018, the Company classified these amount into FVTPL as of December 31, 2018 and 2019.
(b)	A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of amounts due from related parties by approximately US$47 thousand as at December 31, 2019.
(c)	A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current assets by approximately US$168 thousand as at December 31, 2019.

Financial liabilities	Fair value	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs
1) Other Current liabilities classified as other financial instruments in the consolidated statements of financial position (Note 31)	Other current liabilities—US$121,940 thousand as of December 31, 2018 and Other current liabilities—nil as of December 31, 2019, respectively.	Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

N/A

2) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position (Note 32)	Other non-current liabilities—US$1,378 thousand and US$1,394 thousand as of December 31, 2018 and December 31, 2019, respectively.	Level 3

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

3) Other current and non-current liabilities classified as other financial instruments in the consolidated statements of financial position (Note 32)

The total number of the balance was US$65,870 thousand and US$69,526 thousand as of December 31, 2018 and December 31, 2019. Other current liabilities shows as US$8,383 thousand and Other non-current liabilities was 57,487 thousand as of December 31, 2018.

Level 3

Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.

Discount rate at 12% and 12% for year 2018 and 2019 respectively. (Note 2)

4) Interest rate swaps not designated in hedge accounting relationships (Note 32)	Other non-current liabilities— US$1,117 thousand and US$1,110 thousand as at December 31, 2018 and December 31, 2019.	Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

5) Interest rate swaps not designated in hedge accounting relationships (Note 27, 32)

Other non-current liabilities —US$10 thousand and US$291 thousand as at December 31, 2018 and December 31, 2019. Other non-current assets include an interest rate swap asset of US$224 thousand as at December 31, 2018, which was a swap liability included in non-current liability as at December 31, 2017.

Level 2

Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

N/A

Note:

(1)

A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately US$31 thousand and US$29 thousand as at December 31, 2018 and December 31, 2019, respectively. A 5% increase in estimated net change in electricity income and direct cost would increase the carrying amount of the non-current liabilities by US$63 thousand and US$63 thousand as at December 31, 2018 and December 31, 2019, respectively.

(2)

A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately US$1,973 thousand and US$1,876 thousand as at December 31, 2018 and December 31, 2019, respectively.

The management of the Company considers that the carrying amounts of the other financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

There were no transfers between Level 1 and Level 2 in the years ended December 31, 2017, December 31, 2018, and December 31, 2019.

Fair value measurements and valuation processes

In estimating the fair value of the financial assets and financial liabilities of the Company, the management of the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the management of the Company performs the valuation themselves with competent and qualified team members. The team establishes the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation findings to the board of directors of the Company regularly to explain the cause of fluctuations in the fair value of the related financial assets and liabilities.

(c)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balances.

The capital structure of the Company consists of net debt (which includes borrowings net of cash and cash equivalents) and equity attributable to owners of the Company (comprising issued share capital, share premium and other reserves) and to a limited extent, non-controlling interests.

The Company reviews the capital structure regularly. As part of this review, consideration is given to the cost of capital and the risks associated with each class of capital and will attempt to balance its overall capital structure through raising additional capital and overall use of bank borrowings.

37.	DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE COMPANY

During the two years ended December 31, 2018 and December 31, 2019, The Company had direct and indirect interests in the following subsidiaries:

		Establishment			Proportion of nominal value of issued share capital/registered capital held by the Company		Principal
Name	Region	date	Currency	Share capital	2018.12.31	2019.12.31	activities
Sky Solar Bulgaria Co EOOD	Bulgaria	02/07/2009	BGN	2,364,800	100	100	Operating entity, together with its 16 subsidiaries, engaged in the construction and management of solar parks and production and trading of solar equipment
Sky Clean Energy Ltd.	Canada	13/04/2009	CAD	100,000	100	100	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar parks
Moktap Holdings Ltd.	Cyprus	09/03/2011	EUR	1,800	100	100	Holding entity
Sky Development Renewable Energy Resources S.A.	Greece	02/12/2009	EUR	1,260,000	100	100	Operating entity engaged in the construction, installation and management of solar parks
Sky International Enterprise Group Ltd.	Hong Kong	23/11/2007	HKD	10,000	100	100	Holding entity
Sky Solar Japan K.K.	Japan	16/10/2009	JPY	89,100,000	100	100	Holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	28/09/2009	EUR	12,500	100	100	Holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	18/05/2010	EUR	12,500	100	100	Holding entity
Energy Capital Investment II S.à.r.l. (Note b)	Luxembourg	25/10/2015	EUR	12,500	100	100	Holding entity
Sky Solar Iberica S.L.	Spain	03/12/2009	EUR	1,200,000	100	100	Operating entity engaged in the construction of solar parks and provision of EPC services
Sky Capital America Inc. (Note b)	USA	23/07/2015	US$	1	100	100	Operating entity engaged in the development of solar parks

Notes:

(a)

The above table lists the subsidiaries of the Company which, in the opinion of the management, principally affected the results or assets of the Company. To give details of other subsidiaries would, in the opinion of the management result in particular of excessive length.

(b)	The entity was newly established during the year ended December 31, 2015.

38.	CAPITAL COMMITMENT

	At December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	34,279	30,872	23,118

39.	RELATED PARTY TRANSACTIONS

Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Company entered into the following significant transactions with related parties:

(a)	Sales to related parties

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
1088526 B.C.Ltd and its subsidiaries	—	7	7
RisenSky Solar and its subsidiaries	277	278	285
1091187 B.C.Ltd and its subsidiaries	—	30	24
Sky Global Solar S.A.	9	9	8
	286	324	324

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2017	2018	2019
	Thousand US$	Thousand US$	Thousand US$
Short-term benefits	2,198	2,553	1,548
Share-based payment expense	112	—	—
	2,310	2,553	1,548

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(c)

During the year ended December 31, 2013, the Company obtained, under a license agreement entered into between the Company and the Founder for the use of a trademark “Sky Solar”. Annual license fee will be based on the lower of HK$10 million (approximately US$1.3 million) and 0.05% of gross revenue of the Company from the year ended December 31, 2014 onwards. During the year ended December 31, 2018 and 2019, the Company has accrued approximately US$32 thousand and US$24 thousand using this trademark, respectively.

40.	SUBSEQUENT EVENTS

On September 27, 2019, the Company entered a share purchase agreement with a third party to sell a subsidiary in Greece with a price of US$1.0. This transaction was completed on January 29, 2020.

In December 2019, there was a global outbreak of a new strain of coronavirus (COVID-19), which was later declared as a pandemic by the World Health Organization in March 2020. The continued spread of COVID-19 throughout the world has led to disruption in the global commercial activities and volatility in the global capital markets. It is possible that the continued spread of COVID-19 could cause an economic slowdown or recession, or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. Since the Company operates IPP solar parks in Asia, Europe and American regions, the Company might experience other potential impact as a result of COVID-19, including but not limited to cost of capital increasing, the ability to access the capital market, supply chains of EPC, and adversely impact on construction process due to the lockdown decision from local government. As at the date of this report, all employees over the world keep working at office or at home based on the local governments’ guidance. The construction of IPP solar parks and project financing in Japan, the Company’s main expanding region, are under process as planned. Even though the efficiency of both construction and financing might be affected to some level by the lockdown decisions from local authorities, but the Company is cooperating well with both parties due to our abilities and reputation. In Europe and American region, the IPP solar parks are operating normally, and O&M service are providing through remote inspection and monitoring. To date, the Company did not bear any other material costs or expenses because of the COVID-19. Management believes that it is taking appropriate steps to mitigate any potential impact to the Company; however, given the uncertainty regarding the potential effects of the COVID-19 pandemic, any future impacts cannot be quantified or predicted with specificity.